Form 20-F
period 2004-12-31
RESPONSE BIOMEDICAL CORP
filed 2005-05-02
CIK 806888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the year ended December 31, 2004

Commission file number 000-50571

RESPONSE BIOMEDICAL CORP.
(Exact Name of Registrant as Specified in its Charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of Incorporation or Organization)

8081 LOUGHEED HIGHWAY, BURNABY, B.C., CANADA, V5A 1W9
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:	NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:	COMMON SHARES WITHOUT PAR VALUE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

As of December 31, 2004, the close of the period covered by the annual report, the number of common shares of the issuer outstanding was 67,435,472.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes  ☐  No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17   ☒  Item 18

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This annual report contains certain forward-looking statements, including statements about

•	the development of new services and products and the expansion of the market for our current services and products;
•	implementing aspects of our business plan and strategies;
•	financing goals and plans;
•	our existing working capital and cash flows and whether and how long these funds will be sufficient to fund our operations, and
•	our raising of additional capital through future equity and debt financings.

The forward-looking statements in this annual report reflect management’s current views and expectations with respect to our business, strategies, services and products, future results and events, and financial performance. In general, all statements other than statements of historical fact, including future results of operations or financial position, made in this annual report should be considered forward looking. Our forward-looking statements are primarily located in the sections “Item 3 – D. Risk Factors”, “Item 4 – Our Information”, and “Item 5 - Operating and Financial Review and Prospects”. In addition, the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “desire,” “goal,” “may,” “will,” variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements and their absence does not mean that the statement is not forward-looking. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which are unforeseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. Our actual results could differ materially from those anticipated in or implied by these forward-looking statements for many reasons, including, among others, the risks we face as described in the section entitled “Risk Factors” and elsewhere in this annual report.

Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this annual report. We make cautionary statements in the “Risk Factors” section of this annual report beginning on page 9, and in other parts herein. You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this annual report.

We are not obligated nor do we undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report and other statements made from time to time by us or our representatives might not occur.

TERMS OF REFERENCE AND EXCHANGE RATE

The information set forth in this annual report is as of December 31, 2004, unless another date is indicated. All references to dollars ($) in this document are expressed in Canadian funds, unless otherwise indicated. On December 31, 2004, the exchange rate for conversion of U.S. dollars into Canadian dollars was U.S.$1.00 = Cdn.$1.2036. The exchange rate as at March 31, 2005 was 1.2094. The exchange rate represents the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. See “Item 3 – Key Information – Currency Exchange Rates” for further information on U.S./Canada currency exchange rates. As used in this annual report, unless the context otherwise indicates, the terms “we”, “us”, “our”, “Response” or the “Company” mean Response Biomedical Corp. and its wholly-owned subsidiaries, Response Biomedical Inc. and Response Development Inc.

GLOSSARY

This glossary contains general terms used in the discussion of the biopharmaceutical industry, as well as specific technical terms used in the descriptions of our technology and business.

Analyte - something that is to be measured or quantified, and for the purposes of this document, is synonymous with antigen.

Anthrax - an acute infectious disease caused by the spore-forming bacterium Bacillus anthracis that most commonly occurs in wild and domestic lower vertebrates (cattle, sheep, goats, camels, antelopes, and other herbivores), but it can also occur in humans when they are exposed to infected animals or tissue from infected animals. Anthrax is a potential agent for use in biological warfare.

Antibody - a protein produced by blood plasma cells that binds specifically to foreign substances as part of the immune response. Antibodies are synthesized in direct response to an antigen, which is the foreign substance that triggers the immune system.

Antigen - a foreign substance, usually a protein, that induces the production of antibodies by the immune system.

Assay - a test for a particular chemical biological agent to determine its properties or effect.

Beta Study – a controlled evaluation of an Assay using clinical samples.

Botulinum Toxin - the single most poisonous substance known to humans poses a major biowarfare threat because of its extreme potency and lethality, its ease of production, transport and misuse, and the potential need for prolonged intensive care in affected persons.

BNP (B-type natriuretic peptide) – during heart failure, a neurohormone called proBNP, the precursor of BNP, is released by the heart into the bloodstream in response to increased blood pressure and volume overload. As proBNP enters the bloodstream, it is split into two fragments: BNP and NT-proBNP. The BNP molecule is a sensitive and specific indicator of heart failure.

Clinical trial - organized studies with human volunteers or patients designed to provide statistically relevant clinical data for determining the efficacy and safety of new therapeutic agents, diagnostics and medical devices.

Congestive heart failure (CHF) - a chronic, progressive disease in which the heart muscle weakens impeding the heart's ability to pump enough blood to support the body's demands.

CRP (“C-reactive protein”) - an abnormal protein detectable in blood only during the active phase of certain acute illnesses

Device - an item, other than a drug, that has application in medical therapy. Usually the term device is restricted to items used directly on the patient and does not include diagnostic equipment or tests.

Diagnostic - a test or procedure that can be either qualitative or quantitative and is designed to reveal the occurrence or amount or specific substances, thus indicating the presence or severity of a disease or other pathological condition.

DNA (“Deoxyribonucleic acid”) - the chemical basis for heredity and the carrier of genetic information for all forms of life.

ELISA (“Enzyme-linked immunosorbent assay”) - a sensitive, inexpensive assay technique involving the use of antibodies coupled with indicators (e.g., enzymes linked to dyes) to detect the presence of specific substances, such as enzymes, viruses, or bacteria.

FDA (“Food and Drug Administration”) - the government agency which regulates the manufacture, safety, use and efficacy of biological and pharmaceutical therapeutics, diagnostics and other medical products in the United States.

GMP (“Good Manufacturing Practices”) - a set of manufacturing standards promulgated by industry and put into law by the FDA that provides for a high level of effectiveness of manufactured products and ensures that such products are suitable for their labeled and or intended use.

hCG (“human chorionic gonadotrophin”) - hormones produced by the placenta that are present in the blood and urine of pregnant women.

Immune response - the events that occur when a foreign protein is introduced into the body by an infectious microorganism, transplanted tissue, vaccines or the host's own tissue (i.e. auto-immune diseases). The immune response is characterized by the production of antibodies from activated B-cells and the activation of T-cells.

Immunoassay or Immunodiagnostic - an assay method for diagnostic tests that uses antibodies to detect and quantify proteins, bacteria or other biological molecules.

In vitro - an event that occurs outside a living organism, such as cell culture studies conducted in petri dishes or a diagnostic test that uses a blood or tissue sample.

Lateral Flow Immunoassay – an Immunoassay in which a liquid sample containing the target Analyte migrates laterally along a membrane by capillary or wicking action.

Orthopox - a genus (group) of virus that includes the virus of smallpox, variola and monkeypox. These viruses cause infectious diseases that are harmful to man.

Platform Technology - a technology that has broad applicability in terms of its potential uses.

Protein - a molecule made up of one or more chains of amino acids that serve regulatory (hormones), protective (antibodies), structural (muscle) or storage functions.

Reagents – a generic term used to describe the various chemicals that form part of, and are used to conduct, a RAMP Test.

Ricin - a potent protein toxin derived from the beans of the castor plant. There is currently no vaccine or prophylactic antitoxin available for human use.

Scientific Advisory Board – a board of independent experts retained by the Company to advise on scientific and technical issues relating to the Company’s areas of interest.

Sensitivity - the range of analyte in a sample, which can be measured by an assay.

Small Pox - an acute (rapid onset – short duration), contagious (easily transmitted from person to person) febrile (causes a fever) disease.

Specificity - having a relation to a definite result of a particular cause.

TPD (“Therapeutics Product Directorate”) - part of the Canadian Department of Health, the government agency which regulates the manufacture, safety, efficacy and sale of human diagnostic and therapeutic products in Canada.

Tularemia - an acute, plague-like highly infectious disease in humans caused by the pathogenic bacteria Francisella tularensis.

Vaccinia - a contagious disease of cattle, produced in humans by inoculation with cowpox virus, and used as a vaccine to provide resistance against smallpox.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following tables set forth the selected consolidated financial data for our five fiscal years ended December 31, 2004. This data has been derived from our audited consolidated financial statements. Our audited consolidated financial statements included with this annual report have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which conform to United States generally accepted accounting principles ("U.S. GAAP") except as disclosed in Note 16 thereto. The following financial data should be read in conjunction with our consolidated financial statements and notes thereto and "Item 5 - Operating and Financial Review and Prospects".

The following financial data is expressed in Canadian dollars. The exchange rate for conversion from U.S. to Canadian dollars is detailed below in this Item 3, under the heading "Currency Exchange Rates".

FISCAL YEARS ENDED DECEMBER 31, 2004 TO 2000

STATEMENT OF LOSS DATA	Years Ended December 31
	2004	2003	2002	2001	2000
REVENUE
Product Sales	$2,127,196	$827,795	$151,958	-	-
Contract Service and Research Revenue	$549,685	$455,958	$37,250	$46,792	$112,125
LOSS, CDN GAAP	($4,938,975)	($4,191,602)	($4,673,656)	($3,794,382)	($5,140,654)
Basic and Diluted Loss per common share, CDN GAAP	($0.08)	($0.09)	($0.11)	($0.11)	($0.19)
Weighted average number of common shares outstanding, CDN GAAP	58,713,725	48,164,132	43,228,309	33,412,004	26,965,940
Loss, Canadian GAAP	($4,938,975)	($4,191,602)	($4,673,656)	($3,794,382)	($5,140,654)
Adjustment with respect to re-pricing of certain stock options	-	-	($326,512)	($116,334)	-
LOSS, U.S. GAAP	($4,938,975)	($4,191,602)	($5,000,168)	($3,910,716)	($5,140,654)
Basic and Diluted Loss per common share, U.S. GAAP	($0.08)	($0.09)	($0.11)	($0.12)	($0.19)
Weighted average number of common shares outstanding, U.S. GAAP	58,713,725	48,164,132	43,228,309	33,412,004	26,965,940
BALANCE SHEET DATA	As at December 31
	2004	2003	2002	2001	2000
Total Assets:
CDN & U.S. GAAP	$4,544,784	$1,181,334	$862,500	$612,290	$752,791
Net Assets:
CDN & U.S. GAAP	$3,430,816	($1,177,948)	($790,383)	($1,312,235)	($21,038)

Share Capital:
CDN & U.S. GAAP	$35,606,778	$28,821,536	$25,567,572	$20,583,264	$18,109,279
Number of shares outstanding as at year-end, CDN & U.S. GAAP	67,435,472	53,518,521	46,057,751	36,704,284	27,323,148

CURRENCY EXCHANGE RATES

In this annual report all references to dollars ($) are expressed in Canadian funds, unless otherwise indicated. As of March 31, 2005, the exchange rate for conversion of U.S. dollars into Canadian dollars was U.S. $1.00 = Cdn $1.2094. The exchange rate represents the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The following table sets forth the high and low rates of exchange of U.S. dollars into Canadian dollars for each month during the previous six months and the average of such exchange rates during the five most recent fiscal years ended December 31, 2004. The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year or a period.

	Exchange Rate
	Canadian Dollar / U.S. Dollar
	High		Low
Month ended March 31, 2005	$1.25		$1.20
Month ended February 28, 2005	$1.26		$1.23
Month ended January 31, 2005	$1.24		$1.20
Month ended December 31, 2004	$1.24		$1.19
Month ended November 30, 2004	$1.23		$1.18
Month ended October 31, 2004	$1.27		$1.22
		Average
Fiscal year ended December 31, 2004		$1.30
Fiscal year ended December 31, 2003		$1.40
Fiscal year ended December 31, 2002		$1.57
Fiscal year ended December 31, 2001		$1.55
Fiscal year ended December 31, 2000		$1.49

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

INTRODUCTION

The following discussion contains forward-looking statements regarding our Company, business, prospects and results of operations that involve risks and uncertainties. Our actual results could differ materially from the results that may be anticipated by such forward-looking statements and discussed elsewhere in this annual report. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this annual report. If any of the following risks occur, our business, financial condition or operating results could be harmed. In that case, the trading price of our common stock could decline.

Risks Related to Our Company

We need to raise additional capital to fund operations during fiscal 2005. If we are unsuccessful in attracting capital to our Company, we will not be able to continue operations or will be forced to sell assets to do so. Alternatively, capital may not be available to our Company on favorable terms and may lead to significant dilution to the shareholders’ equity in our Company.

We are not profitable and have negative cash flow. Based on our current cash resources, expected cash burn, and anticipated revenues, we expect that we can maintain operations until September 2005. We continue to rely on debt and equity funding to fund our operations and commercialize our products. To meet our funding requirements, we will have to raise additional capital through collaborations with corporate partners and/or through private or public financings. Such capital may not be available, at such times or in amounts, as needed by us. Even if capital is available, it might be on adverse terms. There can be no assurance that unforeseen developments or circumstances will not alter our requirements for capital. Any additional equity financing will be dilutive to our shareholders. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail one or more product development programs, attempt to obtain funds through collaborative partners or others that may require us to relinquish rights to certain technologies or product candidates, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

We have a limited operating history and have incurred substantial operating losses. We expect these losses to continue in the future. If we are unable to generate sufficient revenue, positive cash flow or earnings, or raise sufficient capital to maintain operations, we may not be able to continue operating our business and be forced to sell our Company or liquidate our assets.

We have only recently evolved from a pure development company to a commercial enterprise and to date have realized minimal operating revenues from product sales. As of December 31, 2004, we have incurred cumulative losses since inception of $35.8 million. For the fiscal years ending December 31, 2004, 2003, 2002, 2001 and 2000, we incurred losses of $4.9 million, $4.2 million, $4.7 million, $3.8 million and $5.1 million, respectively. We are currently not profitable and expect operating losses to continue at least through the 2005 fiscal year. Generating revenues and profits will depend significantly on our ability to successfully develop, commercialize, manufacture and market our products. The time necessary to achieve market success for any individual product is uncertain. No assurance can be given that product development efforts will be successful, that required regulatory approvals can be obtained on a timely basis, if at all, or that approved products can be successfully manufactured or marketed. Consequently, we cannot assure you that we will ever generate significant revenue or achieve or sustain profitability. As well, there can be no assurance that the costs and time required to complete commercialization will not exceed current estimates. We may also encounter difficulties or problems relating to research, development, manufacturing, distribution and marketing of our products. In the event that we are unable to generate adequate revenues, cash flow or earnings, to support our operations, or we are unable to raise sufficient capital to do so, we may be forced to cease operations and either sell our business or liquidate our assets.

We may not be able to adequately protect our technology and proprietary rights, and third parties may claim that we infringe their proprietary rights. If we cannot protect our technology, companies with greater resources than us may be able to use our technology to make products that directly compete with ours. Additionally, third parties claiming that we infringe on their proprietary rights may be able to prevent us from marketing our products or force us to enter into license agreements to do so. Both situations may negatively impact our ability to generate revenues, cash flows and earnings.

The success of our technology and products is highly dependent on our intellectual property portfolio, for which we have sought protection through a variety of means, including patents (both issued and pending) and trade secrets. See “Item 4 – B. Business Overview - Intellectual Property”. There can be no assurance that any patents will be issued on any existing or future patent applications or on patent applications licensed from third parties. Even if such patents are issued, there can be no assurance that the claims allowed will be sufficiently broad to protect our technologies or that the patents will provide protection against competitive products or otherwise be commercially valuable. No assurance can be given that any patents issued to or licensed to us will not be challenged, invalidated, infringed, circumvented or held unenforceable. In addition, enforcement of our patents in foreign countries will depend on the laws and procedures in those foreign jurisdictions. Monitoring and identifying unauthorized use of our technologies or licensed technologies may prove difficult, and the cost of litigation may impair the ability to guard adequately against such infringement. If we are unable to successfully defend our intellectual property, third parties may be able to use our technology to commercialize products that compete with ours. Further, defending intellectual property can be a very costly and time-consuming process. The costs and delays associated with such a defense may negatively impact our financial position.

Commercial success may also depend upon the products not infringing any intellectual property rights of others and upon no such claims of infringement being made. In the event that a third party was able to substantiate a claim against us, it could result in us not being able to sell our products in certain markets or at all. Further, as a result we may be required to enter into license agreements with said third parties on terms that would negatively impact our ability to conduct our business. Even if such claims are found to be invalid, the dispute process would likely have a materially adverse effect on our business, results of operations and prospects. To date, to the best of our knowledge, there have been no threats of litigation, legal actions or other claims made against any of our intellectual property.

Pursuant to an agreement dated October 9, 2003, we license certain patents relating to our technology from the University of British Columbia. Under the agreement, we have agreed to bear the costs of defending or prosecuting any patent infringement claims made by or against us.

In addition to patent protection, we also rely on trade secrets, proprietary know-how and technological advances which we seek to protect, in part, through confidentiality agreements with our collaborative partners, employees and consultants. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that the trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others, which could negatively impact our ability to compete in the marketplace.

The research and development of our products carries substantial technical risk. We may not be able to successfully commercialize future products. As a consequence, our ability to expand our product portfolio to generate new revenue opportunities may be severely limited.

Our future growth will depend upon, among other factors, our ability to successfully develop new products. Although we believe that we have significant scientific and technical resources available, future products will nevertheless be subject to the risks of failure inherent in the development of products based on innovative technologies. On any specific, new product in research and development, we may face technical challenges that may significantly increase the costs to develop that product, cause delays to commercialization or prevent us from commercializing that product at all. Although, we expect to continue to expend significant resources on research and development efforts, to enhance existing products and develop future ones, we are unable to predict whether research and development activities will result in any commercially viable products. There can be no assurance that we will be able to successfully develop future products and tests, which would prevent us from introducing new products in the marketplace and negatively impact our ability to grow our revenues and become profitable.

To continue developing new products or enhance existing ones, we may need to obtain licenses to certain technologies and rights from third parties, and such licenses may not be available on acceptable terms, or at all. If our product development efforts are hindered, we may face considerable challenges competing in the market place with our existing products or be unable to introduce new products.

Although we believe we are able to conduct our business based on our current intellectual property portfolio, there is a risk that additional non-core technology licenses may be required in the development of new products or to enhance the performance characteristics of our existing products. We believe that such licenses would generally be available on a non-exclusive basis; however, there is no guarantee that they will be available on acceptable terms, or at all. If we are unable to license any required non-core technology, it may impede our product development capabilities, which may put us at a competitive disadvantage in the market place and negatively affect our ability to generate revenue or profits.

We rely significantly on third party distributors to market and sell our products. If we are unable to successfully negotiate acceptable agreements with potential distributors, our ability to access various markets with our products may be significantly restricted. Further, we may not be able to negotiate agreements that would permit us to sell our products at a profit.

Our marketing strategy in both the environmental and the medical diagnostics markets depends significantly on our ability to establish collaborative arrangements with third party distributors for marketing and distribution. We have only recently begun to sell our products in the marketplace and there can be no assurance that we will be able to negotiate acceptable collaborative arrangements enabling us to sell our products in certain markets or be able to sell our products at acceptable prices or volumes. Consequently, we may be unable to generate sufficient revenue or gross margins to be profitable.

Some of our raw materials are provided by sole-source suppliers. In the event a sole-sourced material became unavailable, there may be a delay in obtaining an alternate source, and the alternate source may require significant development to meet product specifications. It is also possible that we may be unable to locate an acceptable alternate source at all. Consequently, we may face difficulty in manufacturing, or be entirely unable to manufacture, some of our products.

Some key components, in particular antibodies, used in the manufacture of our products are provided by single-source suppliers. Except for one of the antibodies we use in our West Nile Virus test, we do not have supply agreements with any of our antibody suppliers. Although we maintain inventories of some key components, including antibodies, any loss or interruption in the supply of a sole-sourced component or raw material would have a material adverse effect on our ability to manufacture these products until a new source of supply is qualified and, as a result, may temporarily or even permanently prevent us from being able to sell our products. A new antibody used in one of our tests would likely have properties different from the previous test, such that considerable time and resources may be required to develop a new test that would meet the required performance levels, and further, there is no assurance we would be able to develop successfully a new test which would be commercially acceptable. In addition, an uncorrected impurity or variation in a raw material, either unknown to us or incompatible with our manufacturing processes could result in products that, if developed, may require us to enter into additional supplier arrangements for additional reagents to correct the variation or impurity. The impurity or variation may also negatively affect the performance of our products, hindering our ability to sell our products. If we are not able to enter into such additional supplier arrangements on commercially reasonable terms, or at all, there could be a material adverse effect on our ability to manufacture products.

We currently rely on Datrend Systems Inc., a medical device equipment manufacturer, for production of the fluorescence reader used as part of the RAMP System. We do not currently have a written supply agreement with Datrend that addresses an ongoing supply of readers. Our supply of readers from Datrend is transaction based and we place purchase orders with Datrend on an as needed basis. Although we maintain ownership of all molds, tooling and designs, for the reader, should this manufacturer become unable to produce the readers, there would likely be a delay in sourcing replacement production capacity with a likely initial reduction in volume. We also source certain test-specific reagents from a variety of suppliers and regularly evaluate alternately sourced reagents as they become available. Should the reagents for any of our products cease to be available in advance of us identifying an alternate supply, the production of that product would be limited to the reagents on hand.

Interruption in the supply of any sole-sourced component or raw material would likely have a material adverse effect on our profit margins, our ability to develop and manufacture products on a timely and competitive basis, and the timing of market introductions and subsequent sales of products.

We depend on our key personnel, the loss of whose services could adversely affect our business. The loss of some or all of our key personnel would make it extremely difficult to manage our business operations, and in such a situation, we may not be able to develop new products or effectively manufacture and sell our existing products.

We are highly dependent upon the members of our management and scientific staff, the loss of whose services could impede our ability to achieve our business goals. Currently, we have employment or consulting agreements with the following key individuals: William Radvak, President and Chief Executive Officer; Brian Richards, Chief Operating Officer and Corporate Secretary; Joanne Stephenson, Vice President Business Development; Dr. Paul Harris, Vice President Research and Development, Reed Simmons, Vice President Manufacturing, Dr. Michael Groves, Vice

President, Sales and Marketing, and Robert Pilz, Vice President, Finance and Chief Financial Officer. See "Item 10-C. Material Contracts". The recruitment and retention of additional operational, development and scientific personnel will be critical to our success. Although the Company historically has not had difficulty recruiting or retaining senior management, we do face competition for qualified employees from numerous industry and academic sources and there can be no assurance that we will be able to attract and retain qualified personnel on acceptable terms. We currently do not have key man insurance in place on any of our key employees.

In the event that we are unable to recruit or retain key personnel, we may be unable to successfully manage our business operations, including sales and marketing activities, product research and development and manufacturing. As a consequence, we may not be able to effectively develop and manufacture new products or generate revenue from existing products.

We may not be able to effectively and efficiently manage the planned growth of our operations and, as a result, we may find ourselves unable to effectively compete in the marketplace with our products resulting in lost revenue, poor operational performance and sustained losses.

We anticipate increased growth in the number of employees, the scope of the operating and financial systems and the geographic area of operations as new products are developed and commercialized. This growth will result in increases in responsibilities for both existing and new management personnel. The ability to manage growth effectively will require us to continue to implement and improve operational, financial and management information systems and to hire, train, motivate and manage employees. This growth may require additional locations, greater manufacturing space and new capital equipment. If we are unable to successfully manage our expansion, we may experience an inability to take advantage of new sales opportunities, poor employee morale, inability to attract new employees and management, inability to generate adequate financial and other relevant reports, poor quality control and customer service, and difficulty managing our operating expenses and working capital. As a consequence, we may find ourselves unable to compete effectively in the market place with our products leading to loss of revenue and poor operational performance, including sustained losses.

We are exposed to a number of risks in our business, for some of which, but not all, we maintain insurance coverage. A lack of or insufficient insurance coverage could adversely affect us in the event we face potential liability exposure.

We currently carry the following insurance coverage:

Great American Insurance Companies has issued “Directors and Officers Liability” insurance to us for the period December 1, 2004 to December 1, 2005. The coverage includes the following key limits: $1,000,000 limit of liability, $25,000 for each claim other than a securities employment claim, $25,000 for each employment practices claim, and $100,000 for each securities claim.

Chubb Insurance Company of Canada has issued Property insurance to us under the title of “All Risks” coverage including flood, earthquake, sewer backup, 90% co-insurance clause, and replacement cost endorsement excluding stock. The coverage includes the following key limits: $1,150,000 personal property, $107,500 electronic data processing, $1,100,000 extra expenses, $100,000 valuable papers, $25,000 pollutants, $2,457,500 flood aggregate, $1,000,000 earthquake aggregate, $5,000,000 per occurrence commercial general liability, $5,000,000 personal and advertising injury limit, $10,000 medical expense limit, $600,000 all risk tenant liability, $1,000,000 employee benefits liability, $5,000,000 non-owned auto liability, and $50,000 legal liability for damage to hired vehicles.

We are in the process of evaluating whether to obtain the following additional insurance coverage: key man, patent infringement, product recall, and product liability. To date, we have not been able to obtain such additional insurance coverage at a reasonable cost, and there can be no assurance that we will be able to obtain such coverage on acceptable terms.

Sales of our products may expose us to liability claims that could have a material adverse effect on us and consequently, we are planning to obtain product liability insurance coverage. However, such coverage is expensive, and no assurance can be given that we will be able to obtain such insurance, or, if obtainable, that such insurance can be acquired at a reasonable cost or in sufficient amounts to protect against losses. An inability to obtain insurance at an acceptable cost or to otherwise protect against potential product liability could prevent or inhibit our ability to sell our products. In addition, a product liability claim could have a material adverse effect on our business or financial condition. To date, no product liability claim has ever been made against us.

We do not maintain terrorism insurance coverage. We are exploring obtaining such coverage, including assessing whether the costs of such coverage are commensurate with the risks to be covered.

Our Company is organized under the laws of British Columbia, Canada, and most of our directors and officers and substantially all of our assets are located outside of the United States, which may make enforcement of United States judgments against us difficult.

We are organized under the laws of British Columbia, Canada, substantially all of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, most of our directors and officers are nationals or residents of Canada, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for investors to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada against us or our directors and officers predicated upon the securities laws of the United States or any state thereof.

Risks Related to Our Industry

We operate in highly competitive markets, with continual developments in new technologies and products. Some of our competitors have significantly greater resources than we do. We may not be able to compete successfully based on many factors, including product price or performance characteristics. An inability to successfully compete could lead to us having limited prospects for establishing market share or generating revenues.

The diagnostic industry is characterized by extensive research efforts, ongoing technological progress and intense competition. There are many public and private companies, including well-known diagnostic companies, engaged in marketing and developing products for the markets we have targeted. Many of these companies have substantially greater financial, technical and human resources than we do. Our competitors may be more successful in convincing potential customers to adopt their products over ours and hence gain greater market share. Competitors with greater financial resources may also have an advantage when dealing with suppliers, particularly sole source suppliers providing antibodies or unique reagents. Additionally, they may develop technologies and products that are more effective than any products developed by us, or that would render our technologies and products obsolete or non-competitive.

We believe our primary current competitors in the medical diagnostics market are: Biosite Diagnostics Inc. and i-STAT Corporation which was acquired by Abbott Laboratories in December 2003. Both companies have quantitative point of care tests for the detection of cardiac markers currently being marketed and sold to customers to whom we expect to target our products. Our competitors have access to substantially greater technical and financial resources. However, it is our view that the product performance characteristics of the RAMP System will provide us with a competitive advantage and enable us to obtain a significant share of the market. See “Item 4 - B. Business Overview - POC Clinical Diagnostics” and “- Competition”.

In the environmental biodefense testing market, our primary competitors are Alexeter Technologies LLC, Idaho Technology Inc., Osborne Scientific Inc. and Cepheid. All of these companies currently have commercialized rapid on-site tests being sold in the marketplace. We believe that RAMP has a number of performance capabilities superior to our competitors that we expect will enable us to further expand our current share of the market. See “Item 4 - B. Business Overview - Onsite Environmental Testing” and “- Competition”.

In the event that we are not able to compete successfully in the marketplace, we may face limited adoption of our products by potential customers or erosion of current market share, which would seriously impede our ability to generate revenue.

Products in the biomedical industry, including ours, may be subject to government regulation. Obtaining government approvals can be costly and time consuming. Any failure to obtain necessary regulatory approval will restrict our ability to sell those products and impede our ability to generate revenue.

As we operate in the biomedical industry, some of our products are subject to a wide variety of government regulation (federal, state and municipal) both within the Unites States and other international jurisdictions. See “Item 4 - B. Business Overview – POC Clinical Diagnostics – Regulatory Approval”. For example, the FDA and comparable regulatory agencies in other countries impose substantial pre-market approval requirements on the introduction of medical products through lengthy and detailed clinical testing programs and other costly and time consuming procedures. Satisfaction of these requirements is expensive and can take a long period of time depending upon the type, complexity and novelty of the product. All devices manufactured for sale in the United States, regardless of country of origin, must be manufactured in accordance with Good Manufacturing Practices specified in regulations under the Federal Food, Drug, and Cosmetic Act. These practices control the product design process as well as every phase of production from incoming receipt of raw materials, components and subassemblies to product labeling, tracing of consignees after distribution and follow-up and reporting of complaint information. Both before and after a product is commercialized, we have ongoing responsibilities under the regulations of the FDA and other agencies. Noncompliance with applicable laws and the requirements of the FDA and other agencies can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of marketing clearances or approvals, and criminal prosecution. The FDA has the authority to request recall, repair, replacement or refund of the cost of any device manufactured or distributed by us. The FDA also administers certain controls over the export of medical devices from the United States.

Our medical products are also affected by the United States Clinical Laboratory Improvement Act of 1988. This law is intended to assure the quality and reliability of all medical testing in the United States regardless of where tests are performed. The regulations require laboratories performing blood tests to meet specified standards in the areas of personnel qualification, administration, participation in proficiency testing, patient test management, quality control, quality assurance and inspections.

Federal, state and foreign regulations regarding the sale of medical devices continue to evolve and are constantly subject to change. We cannot predict what regulations may come into effect in the future and what impact, if any, such regulatory changes may have on our business.

If products in the biodefense testing industry and other environmental testing segments, including ours, become subject to government legislation in the future, obtaining necessary government approvals may be very costly and time consuming. Failure to obtain government approvals will restrict our ability to sell our products and impede our ability to generate revenue.

In the biodefense and vector environmental testing markets, there is currently an absence of regulatory checks and balances and there is significant market uncertainty and misinformation. While we believe it is highly likely that future regulatory requirements in these markets will come into effect, the form and substance of these regulations remain highly uncertain. The effect of government regulations may be to prevent or to delay marketing and pricing of any new products for a considerable or indefinite period or to require additional studies prior to approval. Federal, state and foreign regulations, or lack thereof, regarding the sale of environmental testing devices are subject to change. We cannot predict the impact, if any, such changes may have on our business.

Our business is substantially dependent on market acceptance of our products. As well, our environmental business is affected by industry, governmental and public perceptions of biodefense products generally. Failure to obtain or retain market acceptance for some or all of our products would have a negative impact on our revenue and ability to operate profitably.

The commercial success of our clinical tests will be highly dependent upon the acceptance and adoption of the tests by the medical community. The medical community tends to be very conservative with regards to adopting new technologies and products. Often substantial data and evidence supporting product performance is required to generate market acceptance. If we are unsuccessful in generating market acceptance, our ability to generate revenue and hence profits would be severely limited.

The commercial success of our environmental biodefense tests is dependent upon their acceptance by the public safety community and government funding agencies as being useful and cost effective. In addition, the purchase of our biodefense products in the United States (our largest potential market) by the public safety community is highly dependent on the availability of federal and state government funds dedicated to “homeland security”. In the event that homeland security funds became unavailable for use (to purchase our products or otherwise) or the release of such funds was significantly delayed, it would have a negative effect on our ability to generate revenue or profits.

In addition, on July 19, 2002, the U.S. Office of Science and Technology Policy (“OSTP”), now under the Office of Homeland Security, published a memorandum directed to federal mail managers and first responders to federal mail centers that raised concerns regarding the use and performance capabilities of commercially available anthrax detection equipment, and further included recommendations to the community to cease purchasing such equipment. The recommendations in this memorandum were based on an evaluation of commercially available anthrax detection equipment by the U.S. Centers for Disease Control (“CDC”), which concluded that such equipment did not pass acceptable standards for effectiveness. As both of these U.S. government agencies are considered to be influential opinion leaders, this recommendation had a negative impact on the market acceptance and adoption of biodefense products generally, including our products. Subsequently beginning in June 2003, an 18 month study to evaluate handheld anthrax tests was performed by AOAC International and funded by the U.S. Department of Homeland Security (DHS) and the U.S. Department of Defense. The task force responsible for this evaluation comprised 50 experts on anthrax, assay development, validation study design, and representatives from over 40 federal and military agencies. In November 2004, the RAMP System received AOAC Official MethodsSM Certificate 070403 stating that the RAMP Anthrax Test performed as we claimed and that we are authorized to display the AOAC Performance Tested certification mark until December 31, 2004. All other commercially available rapid on-site anthrax detection systems, that were tested, failed to meet the AOAC’s performance standard. Upcoming field testing studies, will determine if any operational parameters related to the use of the RAMP Anthrax Test in the field would affect the analytical performance of the assay. As at March 31, 2005, we estimate that have over 170 Biodefense systems in field use by our customers.

We believe that we have adequately addressed the concerns raised by the CDC and OSTP with the public safety community, however there can be no assurance that the marketplace will continue to respond favorably. Further, it is possible that the U.S. government will enact regulation that prohibits, restricts or limits the use of equipment or funding for on site biodefense testing. See “Item 4 – B. Business Overview – On-Site Environmental Testing - Industry Trends” and “Item 4 – B. Business Overview – On-Site Environmental Testing – Marketing Plan – Competition”.

Sales and pricing of medical products, including ours, are affected by third-party reimbursement. Depending on our manufacturing costs, we may not be able to profitably sell our products at prices that would be acceptable to third party reimbursement programs. Consequently, we may have difficulty generating revenue, resulting in reduced profit margins and potential operating losses.

Sales of our medical products are dependent, in part, on the availability of levels of reimbursement from third-party payers, such as government agencies and private insurance companies. Reimbursement policies by such third-party payers could reduce or eliminate such reimbursements and thereby adversely effect future sales of our products. Third-party payers are increasingly challenging prices paid for medical products and the cost effectiveness of such products. Significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance that proposed products will be considered cost effective or that reimbursement from third party payers will be available or, if available, that reimbursement will not be limited, thereby adversely affecting our ability to sell products or sell our products at a profit.

Third party payers can indirectly affect the pricing or the relative attractiveness of our products by regulating the maximum amount of reimbursement provided for blood testing services. If the reimbursement amounts for testing services are decreased in the future, it may decrease the amount that physicians and hospitals are able to charge patients for such services and therefore the prices that we, or our distributors, can charge for our products. Consequently our ability to generate revenue and/or profits may be negatively impacted for both existing and new products.

Companies operating in our industry may be impacted by potential healthcare reform. Such healthcare reform may include pricing restrictions on medical products, including ours, that may restrict our ability to sell our products at a profit.

Healthcare reform bills that have been before the United States Congress contemplate changes in the structure, financing and delivery of healthcare services in the United States. These and any future healthcare reforms may have a substantial impact on the operations of companies in the healthcare industry, including us. Such reforms could include product pricing restrictions or additional regulations governing the usage of medical products. No assurances can be given that any such proposals, or other current or future legislation in the United States or in other countries, will not adversely affect our product development and commercialization efforts, results of operations or financial condition. At this time, we are unaware of any recent legislation or pending legislative proposals that will negatively affect our business.

Our business and industry is affected by seasonality, including governmental budget cycles. We may not be able to successfully scale up operations to meet demand during peak seasonal periods or scale down operations during periods of low demand, which could result in lost revenue and/or negative cash flows and losses.

Our operating results may fluctuate from quarter to quarter due to many seasonal factors. Many of our prospective customers are government related organizations at a federal, state/provincial or municipal level. Consequently, our sales may be tied to government budget and purchasing cycles. Sales may also be slower in the traditional vacation months, could be accelerated in the first or fourth calendar quarters by customers whose annual budgets are about to expire (especially affecting purchases of our portable fluorescent readers), may be distorted by unusually large reader shipments from time to time, or may be affected by the timing of customer cartridge ordering patterns. Seasonality may require us to invest significantly in additional resources including, equipment, labor and inventory to meet demand during peak seasonal periods. There can be no assurance that we will be successful in putting in place the resources to meet anticipated demand, which could lead to lost revenue opportunities. Further, if we cannot scale down our operations and expenses sufficiently during periods of low demand for our products, we may experience significantly negative cash flow and operating losses. Further, if we are unable to adequately forecast seasonal activity, we may experience periods of inventory shortages or excesses that would negatively impact our working capital position.

As we generate a large part of our revenues from international product sales and services for international customers, we are subject to risks inherent in international business, including currency exchange risk, difficulty in collecting accounts receivable, and possible marketing restrictions. Consequently, we may be restricted from selling our products in certain jurisdictions or our products may not be able to be sold at a profit.

During 2004, approximately 13.7% of our total revenue was generated from within Canada, 62.2% from the United States, and 24.1% internationally, largely from Asia. There are various operational and financial risks associated with such international activity. We may face difficulties and risks in our international business, including changing economic or political conditions, export restrictions, currency risks, export controls relating to technology, compliance with existing and changing regulatory requirements, tariffs and other trade barriers, longer payment cycles, problems in collecting accounts receivable, reimbursement levels, reduced protection for intellectual property, potentially adverse tax consequences, limits on repatriation of earnings, the burdens of complying with a wide variety of foreign laws, nationalization, war, insurrection, terrorism and other political risks and factors beyond our control. As a consequence, these potential international risks may prevent us from selling our products in certain jurisdictions, may make it very difficult or even impossible to collect on accounts receivable or may impose a variety of additional expenses on our business such that we cannot sell our products at a profit. For international sales, we price and invoice our products primarily in U.S. dollars and consequently, incur a U.S./Canadian foreign exchange risk. We also expect that there may be a requirement in the future for sales to European customers to be priced and invoiced in Euros. Any significant adverse change in currency exchange rates may negatively impact our profit margins such that we may not be able to generate positive cash flow or earnings from our operations. To date, we have not made any provision for a currency hedging program. We are regularly evaluating options to mitigate our exposure to currency fluctuations, but there can be no assurance that we will be able to do so.

Risks Related to Our Common Stock

As we have a large number of warrants and stock options outstanding, our shareholders will experience dilution from these options and warrants in the event that they are exercised.

As of March 31, 2005, we had outstanding stock options and warrants to purchase an aggregate of 14,356,167 shares, at exercise prices between $0.27 and $1.27, which represents 21% of our fully diluted outstanding share capitalization at that date. To the extent that these outstanding options and warrants are exercised, considerable dilution to the interests of our shareholders will occur.

Because our common stock is not traded on a national securities exchange in the U.S., a shareholder’s ability to sell shares in the secondary trading market may be limited.

Our common stock is currently listed for trading in Canada on the TSX Venture Exchange (“TSX-VN”). We are in the process of pursuing quotation of our common stock in the United States on the OTC Bulletin Board but such quotation cannot be assured. Shareholders may find it more difficult to dispose of or to obtain accurate quotations as to the price of our securities than if the securities were traded on the Nasdaq Stock Market or on a national securities exchange, like The New York Stock Exchange or American Stock Exchange.

Because our common stock is considered a “penny stock,” a shareholder may have difficulty selling shares in the secondary trading market.

In addition, our common stock is subject to certain rules and regulations relating to “penny stock” (generally defined as any equity security that is not quoted on the Nasdaq Stock Market and that has a price less than U.S.$5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain “sales practice requirements” for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional “accredited investors”), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stock held in the account, and certain other restrictions. For as long as our common stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for us to raise capital in the future through sales of equity in the public or private markets.

The price of our common stock may be volatile, and a shareholder’s investment in our common stock could suffer a decline in value.

There has been significant volatility in the volume and market price of our common stock, and this volatility may continue in the future. In addition, there is a greater chance for market volatility for securities that trade on the TSX Venture Exchange or the OTC Bulletin Board as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of “bid” and “ask” quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the medical device industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our common stock and the relative volatility of such market price.

ITEM 4. OUR INFORMATION

A. OUR HISTORY AND DEVELOPMENT

We were incorporated on August 20, 1980 as Little Bear Resources Ltd. under the predecessor to the Business Corporations Act (British Columbia) (the "Business Corporations Act"). On October 15, 1991 we changed our focus from mining exploration to biomedical product development and changed our name to Response Biomedical Corp. On April 9, 1992, we split our share capital on a 2:1 basis. The address and telephone number of our registered and records office and our head office are 8081 Lougheed Highway, Burnaby, British Columbia, Canada, V5A 1W9, (604) 681-4101.

In September 2001, we experienced difficulty in raising funds as the result of (1) an unexpected delay in the receipt of market clearance from the FDA for our RAMP Reader and Myoglobin Test, and (2) unfavorable financial market conditions. We subsequently implemented significant and immediate cost-cutting measures while exploring all potential options available to maintain the development of the RAMP diagnostic system as a going concern. On September 17, 2001, we applied for creditor protection under the Bankruptcy and Insolvency Act (Canada). Following positive discussions with the FDA on October 9, 2001, we arranged bridge financing in the form of secured loans from three of our directors and one of our shareholders. On October 23, 2001, a proposal to settle outstanding debts was made to our creditors. The proposal was voted on and accepted unanimously by voting creditors on November 5, 2001 and subsequently approved by the British Columbia Supreme Court. Following the receipt of FDA clearance in January 2002 and having made a final settlement payment to creditors on March 13, 2002, we were discharged from creditor protection. For the period from September 18, 2001 until October 19, 2001, the trading of our common shares on the TSX Venture Exchange was suspended due to the creditor protection proceedings.

Under the proposal to settle outstanding debts, we were obliged to make cash payments to unsecured creditors equal to 25% of their claims. Claims of preferred creditors less than or equal to $2,000 were to be paid in full. Claims of preferred creditors in excess of $2,000 were to be paid at $2,000 plus 25% of the amount in excess of $2,000. Of the total estimated payments to be made under the proposal, we paid $91,829 prior to December 31, 2001. The final payment of $127,374 was paid on March 13, 2002. During the years ended December 31, 2002 and 2001, we recorded a gain on settlement with creditors of $15,832 and $469,251 respectively, which is included in the consolidated statements of loss for the years ended December 31, 2002 and 2001.

We have made the following capital expenditures and dispositions over the three fiscal years ended December 31, 2004.

Year Ended	Capital Expenditures ($)	Capital Dispositions ($)
December 31, 2004	312,907	Nil
December 31, 2003	197,495	Nil
December 31, 2002	130,059	Nil
Total	640,461	Nil

Capital expenditures during the three years ended December 31, 2004 consisted primarily of investments in equipment relating to the manufacturing of our products, such as semi-automated assembly equipment, automated dispensing equipment and injection molds and investments in office equipment and furniture.

In addition, we have negotiated purchase agreements and plan to order automated manufacturing equipment at a projected cost of approximately $2,100,000 installed and fully validated, and to be paid in installments over approximately 12 to 14 months. The equipment will be ordered as required based on a flexible manufacturing plan (with manual and automated interim alternatives identified), order lead times and forecasted demand for our products. As at December 31, 2004, we had no capital expenditure commitments. As at March 31, 2005, we had $276,000 in capital equipment expenditure commitments of less than one year. In addition, to support expanding manufacturing, sales and marketing and research and development functions, we are in the process of negotiating a lease agreement on a new facility. Depending on the alternative we choose, we may be required to absorb up to approximately $1,000,000 in leasehold improvements from May 2005 through March 2006. Initial installments would be paid from existing funds. To fully meet our expected needs, additional funds will need to be raised from the issue of either equity or debt or from the receipt of services or exclusivity fees from partners. These capital expenditures are projected to allow us to increase manufacturing capacity from the current 42,000 tests per month per shift to approximately 330,000 tests per month per shift. We are not in the process of completing any other material capital expenditures or dispositions.

B. BUSINESS OVERVIEW

GENERAL

We are a Canadian company engaged in the research, development and commercialization of diagnostic technologies for the medical point-of-care (“POC”) and on-site environmental testing markets. POC and on-site diagnostic tests are simple, non-laboratory-based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges or dipsticks. Glucometers that measure blood glucose are an example of a portable hand-held device and home pregnancy test kits are an example of a common POC diagnostic test that utilizes single-use test cartridges. Since entering the diagnostic sector in November 1990, we have established a number of product development initiatives that has resulted in a core proprietary technology called Rapid Analyte Measurement Platform or RAMP®. See “Item 4 - B. Business Overview - Development of the Business” and “- The RAMP Technology”.

Our business strategy is to use RAMP to develop diagnostic tests for POC and on-site testing markets where there is a need for rapid and accurate results. We conduct all research and test development in-house and oversee any clinical testing required to satisfy the regulatory requirements in target markets. We retain all manufacturing rights for our products and all RAMP tests are produced in-house. Our portable fluorescence readers (“Readers”) are supplied by Datrend Systems Inc., a medical device manufacturer based in Richmond, British Columbia. See “Item 4 - B. Business Overview - Operations and Manufacturing”. We currently market and sell RAMP products through a combination of direct sales and select distributors, depending on the market segment and geographical area. See “Item 4 - B. Business Overview - On Site Environmental Testing - Marketing Plan” and “- POC Clinical Diagnostics – Marketing Plan”.

DEVELOPMENT OF THE BUSINESS

In March 1996, we licensed intellectual property from the University of British Columbia (“UBC”) consisting of a method for performing quantitative immunoassays. Since then, we evolved this method into the RAMP System, an enabling technology for the commercialization of highly sensitive and quantitative (producing a numeric result) diagnostic tests in a simple-to-use, portable format. The RAMP System comprises a portable fluorescence Reader common to all tests, and single-use, disposable test cartridges (“Cartridges”) that contain an analyte specific, lateral flow immunoassay. Each Cartridge incorporates a proprietary internal calibrator that accounts for sources of variability inherent in conventional lateral flow immunoassay-based tests, making RAMP competitive in performance to laboratory-based systems.

POC Clinical Diagnostics

To validate the technology, we initially developed a myoglobin assay on the RAMP System ("Myoglobin Assay"). Myoglobin is a protein that is present in all types of muscle cells, including the heart. Myoglobin is released into the bloodstream within hours of muscle damage, including that caused by a heart attack. Accordingly, myoglobin acts as a “cardiac marker” which, if detected in the bloodstream, can be indicative of the subject being tested having suffered a heart attack. Manufacturing prototypes of the Reader and the Myoglobin Assay were completed in February 2001 and a multi-center clinical trial was completed in May 2001. The data from the clinical trial formed the basis of regulatory submissions to the FDA and to the TPD in June 2001, seeking the requisite clearances to market the Reader and Myoglobin Assay in the United States and Canada.

In January 2002, we received FDA approval for both the Reader for general clinical use, and for the Myoglobin Assay for the quantitative determination of myoglobin. The TPD issued a Medical Device License to us in June 2002 with respect to both the Reader and the Myoglobin Assay.

In early 2003, we completed development of RAMP tests for two additional cardiac markers, CK-MB (“CK-MB Assay”) and troponin I (“Troponin Assay”). In April 2003, we received approval from the European Union to apply the CE mark to our three cardiac assays, a European designation that permits the sale of these products in the European Union. In November 2003, we completed a multi-center clinical trial for the CK-MB Assay and the Troponin Assay, and in early December 2003 we filed submissions with the FDA to obtain regulatory clearance to market and sell these tests in the United States. In May 2004 we received regulatory clearance from the FDA to market RAMP cardiac marker tests for detecting CK-MB and Troponin I to assist in the rapid diagnosis of heart attack. In August 2004, we obtained approval from the TPD to market the Troponin I Assay and the CK-MB Assay in Canada. In January 2005 the RAMP reader, Troponin I Assay, CK-MB Assay and Myoglobin Assays received regulatory clearance in China from the State Food and Drug Administration (“SFDA”) allowing O&D Biotechnology Co., our exclusive distributor for China, to market the products in China. In March 2005, our representative in Japan filed regulatory submissions with the Ministry of Health, Labor and Welfare seeking authorization to market the RAMP cardiac marker tests in Japan.

On Site Environmental Testing

Following uses of anthrax as a weapon for terrorist attacks in the United States in October 2001, we saw an opportunity to adapt the RAMP technology for the rapid detection and identification of agents used in acts of bioterrorism and initiated development of a test for the rapid, on-site detection of Bacillus anthracis, the causative agent for anthrax ("Anthrax Test"). Development of the Anthrax Test was substantially completed in April 2002 following successful initial validation by the Maryland State Department of Health where testing confirmed that the RAMP Anthrax Test could reliably detect anthrax spores at levels lower than an infectious dose (10,000 spores). These results were supported by further independent testing conducted by Defense Research and Development Canada (Suffield). The Anthrax Test was launched commercially in May 2002. Since then, we have commercialized tests for ricin (“Ricin Test”), botulinum toxin (“Bot Tox Test”) and orthopox (including smallpox) (“Pox Test”), three priority biothreat agents. Commercial sales of the Ricin Test and the Bot Tox Test commenced in November 2002 and the Pox Test was launched in May 2003.

In June 2003, we began development of a test to detect the presence of West Nile Virus in mosquitoes and certain birds, common carriers of the virus. Following verification testing of the product at the Canadian National Microbiology Laboratory and the United States Centers for Disease Control in late summer 2003, and field-testing of the product in Pennsylvania in the fall of 2003, we introduced the RAMP West Nile Virus Test to the market in November 2003.

We have completed an initial feasibility study for the development of a test to detect the presence of Western Equine Encephalitis and Eastern Equine Encephalitis in mosquitoes and certain birds, common carriers of the viruses; however, we are uncertain whether the market need justifies the cost of further developing this product.

In October 2004 we completed development of a test to detect specific biotech traits in harvested grain. This project was funded by a leading international biotechnology company that is in the process of conducting field evaluations. No decision has been made concerning the commercial launch of the product.

In January 2004 we entered into a collaboration with General Dynamics Canada (“GDC”), a business unit of General Dynamics Corp., to integrate the RAMP System with the biological detection technology employed in GDC’s 4WARN System. Through continuous air sampling, the 4WARN System provides real-time biological detection capability however lacks the ability to specifically identify a biological agent. By integrating the RAMP and 4WARN Systems, we hope to deliver a product that will both detect and specifically identify a variety of biological agents on a real-time basis. In June 2004, an initial prototype of the integrated system was demonstrated. The prototype is being modified in preparation for a field trial scheduled for May 2006, which is intended to demonstrate feasibility of the integrated system. If the field trial is successful, the project is expected to move to a commercialization phase.

Collaborative Research

From time to time, various third parties (primarily medical diagnostic companies) approach us to request that we develop RAMP tests for certain specific indications. In many cases, these indications are outside of our own product development efforts. Nevertheless, when a promising test application presents itself and internal resources are available, we often agree to conduct initial feasibility research on behalf of these third parties, provided that the third party funds the costs of the research. Upon completion of the research project and depending on the results, we may explore the merits of developing the product opportunity with the third party. In fiscal 2000 and 2001, these collaborative research arrangements represented 100% of our total revenues, whereas for fiscal 2002, 2003 and 2004, they represented approximately 19.7%, 35.5% and 20.5%, of our total revenues respectively. Although this is not a primary area of focus for our business, we anticipate that we will continue to perform these research studies from time to time in the future, and that as our Company grows and a greater awareness of our technology develops in the marketplace, the number of such projects may increase.

In October 2004, we entered into a development agreement with Shionogi & Co. Ltd. (“Shionogi”) of Japan, to develop a rapid quantitative RAMP test for BNP (B-type natriuretic peptide), to assist in the diagnosis and management of CHF (congestive heart failure - a disease in which the heart muscle weakens, thereby reducing the heart's ability to pump enough blood to support all of the body's demands). Pursuant to the development agreement, we are developing the RAMP BNP test for Shionogi, which has exclusive rights to the BNP marker in Japan and is paying us milestone-based fees toward the development of the test. Subject to the successful development of the BNP test and further evaluation of the market opportunity, the parties may, but are not required to, enter into a further supply agreement whereby we will manufacture and Shionogi will be responsible for regulatory affairs, marketing and distribution of the RAMP BNP test in the Japanese market. As at March 31, 2005, we are in the final stages of developing the test.

In November 2004, we entered into a co-development agreement with 3M Co. (“3M”), whereby 3M is paying milestone-based fees for us to develop a rapid quantitative RAMP test for an infectious disease marker. As at March 31, 2005, we are nearing completion of the first of four development milestones. Subject to the successful development of the test and further assessment of the market opportunity, the parties may, but are not required to, negotiate a further supply agreement whereby we will manufacture and 3M will exclusively market a line of microbiology tests.

In addition, as described above under “On Site Environmental Testing”, we are collaborating with third parties on a test to detect specific biological traits in harvested grain.

Also as described above under “On Site Environmental Testing”, we are collaborating with General Dynamics Canada on a continuous air sampling biological detection system.

REVENUE BREAKDOWN

The following tables provide a breakdown of our revenue by geography and product category respectively for the years ended December 31, 2004, 2003, and 2002:

Revenue by Geography
Country / Region	2004 ($)	2003 ($)	2002 ($)
Canada	367,271	136,571	106,407
United States	1,665,703	870,888	7,404
Europe	42,128	88,040	26,818
Asia	568,963	137,738	-
Middle East	21,649	32,646	-
Other	11,167	17,870	48,579
Total	2,676,881	1,283,753	189,208

Revenue by Category
Category	2004 ($)	2003 ($)	2002 ($)
Biodefense	879,637	567,872	113,811
Clinical products	506,475	170,781	38,147
Vector	741,084	89,142	-
Contract	549,685	455,958	37,250
Total	2,676,881	1,283,753	189,208

Contract revenue was generated primarily through contract research fees paid by third parties through collaborative research arrangements. Research arrangements typically involved investigating the feasibility of developing certain clinical or environmental diagnostic tests utilizing the RAMP System. We did not begin to receive revenue from product sales until 2002.

Our revenues are affected by seasonality, including governmental budget cycles. See “Item 3 – D. Risk Factors” and Item 5 – A. Operating Results – Selected Quarterly Information 2004 and 2003”.

THE RAMP® TECHNOLOGY

RAMP is a platform technology that combines a highly sensitive, portable fluorescence detection system with simple lateral flow immunoassays. Although lateral flow immunoassay technology has been available for over 25 years, the market for early generation rapid immunoassays has been limited by their inability to provide the accurate, quantitative results required by the majority of test situations.

RAMP maintains key positive attributes of lateral flow immunoassays - simplicity, specificity, reliability and rapid results – but uses a proprietary method to overcome the performance limitations of early generation immunoassays that suffer from relatively poor sensitivity and accuracy. By introducing a population of known antibodies that are impacted by the same conditions as the test antibodies, the ratio of a measurement of the two sets of antibodies effectively factors out uncontrolled variability, thereby providing an accurate result. Furthermore, the use of a fluorescent label in the cartridge combined with a custom optical scanner in the Reader results in a very reliable and sensitive detection system. The RAMP System has demonstrated its capability to detect and quantify a wide variety of analytes with sensitivity and accuracy comparable to centralized lab systems.

Minimal training is required to use the RAMP System. A test is performed by adding a liquid sample (e.g. blood, urine, saliva, water, or proprietary buffer) containing the analyte of interest (e.g. myoglobin, anthrax spores) to the sample well of a Cartridge. The Cartridge is then inserted into the Reader, which scans the test strip and provides the result in less than 20 minutes. In the absence of rapid on-site and POC test results, health care providers and first responders may be forced to wait up to three days for a confirmatory result from a government-run lab. We believe that the RAMP System represents a new class of immunoassay that combines the performance of a clinical lab with the convenience of a dipstick test.

ON SITE ENVIRONMENTAL TESTING

Environmental tests are generally considered to be products and services used to detect and quantify substances and microbes in the environment that have potentially harmful effects to humans. We participate in two distinct areas of the environmental market. The first is biodefense, where RAMP products are used for the detection and identification of threatening biological agents, and the second is the vector infectious disease testing market, where a RAMP product is used for example to test samples from mosquito pools for West Nile Virus to monitor the threat to humans.

BIODEFENSE MARKET

In 2002, the global market for biodetection was estimated at U.S.$100 million, of which the United States accounted for 90%. Spending on biodetection was projected to increase to U.S.$218 million in 2004, with the United States continuing to represent 90% of the market.1

We have developed and are selling RAMP tests for the rapid detection and identification of anthrax, ricin, botulinum toxin and orthopox. Our target market for our RAMP Biodefense tests is primarily public safety institutions (or "first responders") such as fire and police departments, military installations, emergency response teams and HAZMAT (hazardous materials) units. Government agencies and corporations that handle mail are also candidates for an on-site test for anthrax. There are over 90,000 public safety institutions in the United States that may be required to have rapid on-site test capability. The rapid detection and identification of biological agents is one of the most important technology capabilities affecting the management of a bioterrorist event, forming the basis of emergency response, medical treatment and consequence management. In addition, the rapid identification of biological agents facilitates the quick dismissal of hoaxes and panic-based reports, thereby reducing the logistical burden on first responders which will be required to maintain a higher level of preparedness than in the past. The increased desire to be prepared for potential terrorist attacks, particularly on the part of the U.S. government, is evidenced by numerous initiatives, including the creation of the U.S. Office of Homeland Security (“OHS”) in the aftermath of the terrorist attacks on September 11, 2001. The first priority of the OHS is to protect the United States against further terrorist attacks. Component agencies analyze threats and intelligence, guard borders and airports, protect critical infrastructure, and coordinate the response of the U.S. for future emergencies. On October 18, 2004, the President of the United States signed the Department of Homeland Security (DHS) Appropriations Act of 2005. Under this Act, the Fiscal Year 2005 Homeland Security Grant Program (HSGP) provides a single application kit and program guidance for the State Homeland Security Program (SHSP), the Urban Areas Security Initiative (UASI), the Law Enforcement Terrorism Prevention Program (LETPP), the Citizen Corps Program (CCP), the Emergency Management Performance Grants (EMPG), and the Metropolitan Medical Response System (MMRS) Program Grants. Through this program, state and local emergency prevention, preparedness, and response personnel will receive over U.S.$2.5 billion in grant funding to enhance and improve U.S. homeland security efforts2.

Within OHS, the Office for Domestic Preparedness (“ODP”) is the principal component of the Department of Homeland Security responsible for preparing the United States for acts of terrorism. In carrying out its mission, ODP is the primary office responsible to provide training, funds for the purchase of equipment, support for the planning and execution of exercises, technical assistance and other support to assist states and local jurisdictions to prevent, plan for, and respond to acts of terrorism. This program provides funding for the 50 states through a single solicitation, as well as year two funding for the District of Columbia, the Territories of Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, and the Northern Mariana Islands. Funds provided are for equipment acquisition only. Total funding provided through this award cycle was $325,638,581 in fiscal 2003; an estimated $1,958,500,000 in 2004; and an estimated $700,000,000 in 20052.

It is our experience that purchasers of our biodefense products seldom allocate funds from their operating budgets, but rather receive the funding from government-supported programs aimed at equipping first responders. In the United States for example, the majority of purchases are made with funding under the ODP equipment grant program. Similar types of programs exist in other countries, but are funded at much lower levels. We expect the

_______________________________
1 Frost & Sullivan, Advances in Chemical and Biological Detection Technology, October 2003.
2 The U.S. Department of Homeland Security Office for Domestic Preparedness website. http://www.ojp.usdoj.gov/odp/grants_programs.htm, March 31, 2005 opportunity for on-site testing of threatening biological agents to be similar to that of POC tests in the clinical market and that the demand for rapid, accurate results and the attendant benefits thereof will result in higher than average sales growth and profit margins for these tests.

INDUSTRY TRENDS

The environmental testing industry is a multi-billion dollar worldwide industry that as a whole has suffered from declining growth and excess capacity. Consolidation and market recovery are slowly bringing supply back into line with demand3. The environmental laboratory test market is mature and the area of growth is in economically applying accurate and sensitive technologies to rapid on-site testing where the logistical benefits can often save money and lives.

The environmental laboratory system market as a whole has experienced significant consolidation in recent years, resulting in falling test prices and shrinking margins. This is similar to the clinical market where laboratories and providers of laboratory systems experience low profit margins on these services and products.

Development of new, rapid on-site tests has largely been the domain of smaller producers and start-up companies. The on-site biodefense testing market has historically attracted little investment due to the relatively small market potential of this segment. Accordingly, for a given biological agent such as anthrax there are fewer products in the market compared to a clinical analyte such as troponin I. Due to the unregulated nature of the market, there was a proliferation of products that claimed the ability to detect environmental anthrax following the anthrax attacks in October 2001. Those products generally were unable to meet market needs in terms of sensitivity and accuracy and so the on-site biodefense testing market was characterized by uncertainty and confusion in terms of specific product performance and standards. On July 19, 2002, the U.S. Office of Science and Technology Policy, now under the Office of Homeland Security, published a memorandum directed to federal mail managers and first responders to federal mail centers that raised concerns regarding the use and performance capabilities of commercially available anthrax detection equipment, and further included recommendations to the community to cease purchasing such equipment. The recommendations in this memorandum were based on an evaluation of commercially available anthrax detection equipment by the U.S. Centers for Disease Control (“CDC”), which concluded that such equipment did not pass acceptable standards for effectiveness. As both of these U.S. government agencies are considered to be influential opinion leaders, this recommendation had a negative impact on the market acceptance and adoption of biodefense products generally, including our products. Subsequently beginning in June 2003, an 18 month study to evaluate handheld anthrax tests was performed by AOAC International and funded by the U.S. Department of Homeland Security and U.S. Department of Defense. The task force responsible for this evaluation comprised 50 experts on anthrax, assay development, validation study design, and representatives from over 40 federal and military agencies. In November 2004, the RAMP System received AOAC Official MethodsSM Certificate 070403 stating that the RAMP Anthrax Test performed as we claimed and that we are authorized to display the AOAC Performance Tested certification mark until December 31, 2004. All other commercially available rapid on-site anthrax detection systems failed to meet the AOAC’s performance standard. Upcoming field-testing studies, will determine if any operational parameters related to the use of the RAMP Anthrax Test in the field would affect the analytical performance of the assay. As at March 31, 2005, we have over 170 RAMP biodefense systems in field use by our customers in major cities throughout North America. Importantly, the DHS-sponsored project has now established an infrastructure to support the development of standards and the evaluation of biodefense detection devices. See “Item 4 – B. Business Overview – On-Site Environmental Testing – Marketing Plan - Competition and “Item 3 – D. Risk Factors”.

A major factor that could limit new entrants and future growth in the on-site biodefense testing market is the potential for governmental regulators or reimbursement and budgeting agencies to impose costly and burdensome controls, regulations and restrictions on testing.

_______________________________
3 Environmental Business International Inc. Report 113B Environmental Testing and Analytical Services, Summer 2002.

MARKETING PLAN

We market and sell our biodefense products through a network of regional distributors in the United States, and national distributors in certain other countries. These efforts are supplemented by direct sales in some geographical territories. Since October 2002, RAMP biodefense systems have been sold in Canada, the United States, Saipan, Guam, Japan, Italy, Australia, Ireland, Israel, Korea and the United Arab Emirates. Customers include UNMOVIC, the United States Air Force, the United States Army, Canadian Department of Defense and Health Canada. RAMP Systems are being used in major U.S. markets including Chicago, Orlando, Philadelphia, Los Angeles, West Palm Beach and Houston. In March 2005, we fulfilled an order for 23 RAMP Biodefense systems by The Domestic Preparedness Equipment Technical Assistance Program (“DPETAP”), a comprehensive, national equipment technical assistance program for emergency responders, established by the Office for Domestic Preparedness in partnership with the United States Army's Pine Bluff Arsenal, the Department of Defense's center of expertise for chemical and biological defensive equipment production and support. These systems will be used by DPETAP to train United States first responders in the proper and effective use of the RAMP biodefense system.

To further access potential HAZMAT customers, we participate in several industry tradeshows. In 2004, our personnel attended 10 biodefense testing related conferences, and two additional conferences through March 2005, and plan to attend an additional eight conferences during the remainder of 2005. We plan to gain market share by differentiating our biodefense tests from other available products based on the advantages afforded by the RAMP technology namely, superior sensitivity, accuracy, usability and cost effectiveness. For example, the RAMP System is portable operating on rechargeable batteries and weighing less than five pounds. Most competing products that have similar performance to RAMP are generally considered small laboratory systems that require external power and are sold at higher prices than RAMP.

We also plan to develop and commercialize additional tests for priority biothreat agents in response to changing market needs and to eliminate any perceived advantage of competing products.

COMPETITION

The following table summarizes our known competitors in the rapid on-site environmental biodefense testing market (note that this table may not include all biological agents for which these companies may have tests):

Company	Biological Agent
	Anthrax	Ricin	Botulinum Toxin	Orthopox	Brucella	Plague	Tularemia	SEB
Response RAMP System	✓	✓	✓	✓
Alexeter Technologies LLC (1)	✓	✓	✓		✓	✓	✓	✓
New Horizons Diagnostics	✓	✓	✓			✓	✓	✓
Osborn Scientific Inc.	✓	✓	✓
Idaho Technology Inc. (2)	✓				✓	✓	✓
Cepheid (3)	✓			✓		✓	✓	✓
Smiths Detection BioSeeqTM (4)	✓			✓		✓	✓
(1)	Product includes a portable reader based on reflectance technology. Tests are manufactured by Tetracore Technologies.
(2)	Product weighs 50 pounds and requires 650 Watts of AC power.
(3)	Product weighs 22 pounds not including computer, and requires 350 Watts of AC power and a minimum of 2.5 linear feet of bench space.
(4)	Product is a hand-held instrument.

We believe that all competing products listed in the above table other than those produced by Cepheid and Idaho Technology Inc. are based on traditional, non-proprietary lateral flow immunoassay technology. Only Cepheid, Idaho Technology Inc. and Smiths Detection claim that their anthrax products can detect less than the estimated infectious dose of 10,000 spores. To our knowledge, Alexeter Technologies LLC has never provided either in-house or third party data that verifies the performance of its products, including the claim that its anthrax test will positively detect 100,000 spores. In a study conducted at the Florida Department of Health and published in the July 2003 Journal of Clinical Microbiology, the Alexeter anthrax test gave a positive result in only one of eight samples tested at the 100,000 spore level. In November 2004, the RAMP System was the only commercially available rapid on-site anthrax detection system to meet the new performance standards introduced by AOAC International for rapid immunoassay-based anthrax detection systems and to receive the AOAC Official MethodsSM Certificate 070403 stating that the RAMP Anthrax Test performed as we claimed and that we are authorized to display the AOAC Performance Tested certification mark until December 31, 2004. All other commercially available rapid on-site anthrax detection systems failed to meet the AOAC’s performance standard. Upcoming field testing studies, will determine if any operational parameters related to the use of the RAMP Anthrax Test in the field would affect the analytical performance of the assay. As at March 31, 2005, we have over 170 RAMP biodefense systems in field use by our customers. “See “Item 4 – B. Business Overview – On-Site Environmental Testing - Industry Trends and “Item 3 – D. Risk Factors”.

In addition to the competitors listed above, we believe that a number of diagnostics companies have an active interest in rapid on-site biodefense testing and, as well as being potential competitors are also potential business affiliates. Other companies that may have the potential to become competitors in rapid on-site biodefense testing include: BioVeris Corporation, Cyrano Sciences, Roche Diagnostics, Mayo Clinic and Cellomics Inc.

We believe that RAMP has several advantages over currently available on-site detection products including lower cost, improved accuracy, higher sensitivity, longer shelf life, more flexible storage conditions and quicker results. See “Item 4 – B. Business Overview – The RAMP® Technology”.

REGULATORY APPROVAL

There are currently no regulatory approvals or clearances required to market on-site environmental biodefense tests in North America. There appears to be some support from the market for regulatory oversight of such testing, and regulatory agencies such as the FDA may in the future impose substantial requirements upon the development, manufacturing and marketing of devices through the regulation of laboratory and clinical testing procedures, manufacturing, marketing and distribution, by requiring labeling, registration, notification, clearance or approval, record keeping and reporting. While additional regulatory requirements will make it more difficult for poorly performing products to participate in the market, they could also significantly increase the time and cost for companies to bring new tests to market, creating a barrier to entry.

The lack of regulatory oversight in the biodefense industry means there is virtually no independent data available for a customer to verify a manufacturer’s product claims. Since launching our Anthrax Test, we have aggressively pursued third party validation of the product’s performance. As a result, the Anthrax Test has been evaluated at four sites in the United States and Canada: DRDC Suffield4, a division of the Canadian Department of National Defence; the Maryland State Department of Health5; Intertox Inc.6, a Seattle-based public and occupational health firm; and Edgewood Chemical Biological Center, part of the U.S. Army's Aberdeen proving ground and more recently the AOAC testing7. Data from these four evaluations shows conclusively that the Anthrax Test meets or exceeds its product claims of reliably detecting less than 4,000 live spores, with 99-per-cent confidence in specificity. The U.S. CDC defines a lethal dose of anthrax as 10,000 spores.

In the fall of 2002, the Association of Analytical Communities International in conjunction with the U.S. Department for Homeland Security created a committee consisting of government and industry representatives to evaluate the effectiveness of commercially available hand-held assays for the rapid detection of anthrax and put in place a body of standards to which hand-held assays will be required to conform. In November 2004, the RAMP

_______________________________
4 Defence Research and Development Canada website, August 18, 2004.
5 Maryland State Department of Health website, August 18, 2004.
6 Intertox Inc. website, August 18, 2004.
7 The U.S. Army Aberdeen Proving Ground website, August 18, 2004.

System was the only commercially available rapid on-site anthrax detection system to meet new performance standards introduced by AOAC International for rapid immunoassay-based anthrax detection systems and to receive the AOAC Official MethodsSM Certificate 070403 stating that the RAMP Anthrax Test performed as we claimed and that we are authorized to display the AOAC Performance Tested certification mark until December 31, 2004. However, companies do not require any form of regulatory clearance to market handheld assays for the detection of biodefense threats such as anthrax. See “Item 4 – B. Business Overview – On-Site Environmental Testing - Industry Trends and “Item 3 – D. Risk Factors”.

INFECTIOUS DISEASE TESTING MARKET

In June 2003, we began development and commercialization of our first product for the environmental infectious disease testing market, a rapid, on-site test to detect the presence of West Nile Virus in mosquitoes and certain birds, common carriers of the virus. Following verification testing of the product at the Canadian National Microbiology Laboratory and the United States Centers for Disease Control in late summer 2003, and field-testing of the product in Pennsylvania in the fall of 2003, we commenced commercial sales of the RAMP West Nile Virus Test in November 2003.

We have completed initial feasibility on a test to detect the presence of Western Equine Encephalitis and Eastern Equine Encephalitis in mosquitoes and certain birds, common carriers of the viruses. At this point we are uncertain as to whether the market need justifies further cost of developing this product.

West Nile Virus

West Nile Virus was first isolated in 1937 in the West Nile district of Uganda. The virus causes flu like symptoms in humans and in certain circumstances can attack the central nervous systems leading to paralysis and death. By 1999, the presence of West Nile Virus was detected in North America in the New York City area. That year, there were 62 confirmed human cases of illness in the United States, mostly in elderly people, and seven deaths resulting from the virus. By the end of 2001, the virus had spread to 27 states and Washington D.C., with 66 confirmed human cases of illness, including nine deaths. During 2001, West Nile Virus was detected for the first time in Canada.

Transmission of the disease to humans occurs when a mosquito bites an infected host, usually a crow or blue jay, and then in turn bites a human being. Very little West Nile Virus is needed to cause viral replication and manifest as symptoms in an infected person. In North America, West Nile Virus has a specific season, which begins in about May and ends in about September, when the temperature drops, and the mosquitoes die.

Market and Marketing Plan

Currently, public health management of West Nile Virus is primarily handled through surveillance and testing of the virus in mosquito populations on a regional basis throughout North America. Testing protocols, if they exist at all, differ widely from region to region. Generally, screening is currently performed using VecTest – an inexpensive, portable immunoassay that has been on the market since 2000, and laboratory analyzers performing a PCR (polymerase chain reaction). Laboratory analyzers are the “gold standard” and are highly accurate - but time consuming and expensive. Conversely, VecTest has certain performance limitations such as lack of sensitivity in mosquitoes. This performance gap has created the opportunity for a portable, highly sensitive screening test that can be used in both mosquitoes and crows.

The market for our West Nile Virus test is comprised of the following end users: state epidemiology/veterinary labs, mosquito control organizations, mosquito control districts and military sites. U.S. state government testing figures for 2002 - 2003 indicated that the average state tested approximately 3,500 mosquito pools and 1,000 birds. It is estimated that approximately 279,000 tests are performed throughout North America each year to screen for West Nile Virus. Dependant upon the state or county, up to 100% of the tests may be performed using VecTest. We expect initial sales will be derived from a mixture of both direct sales and sales generated via distribution partners.

To this end, on December 1, 2003, we entered into a sole distribution agreement with ADAPCO Inc., the largest distributor of mosquito control products in the United States.

Regulatory Approval

As our West Nile Virus Test is performed on mosquitoes and animals but not humans, at this time there are no regulatory requirements governing the marketing or sale of the product.

POC CLINICAL DIAGNOSTICS

In vitro diagnostics (“IVD”) is defined as the detection of various substances found in bodily fluids (for example, whole blood, plasma, serum and urine) where the sample is processed outside the body. POC testing is an emerging area within the IVD market and is generally defined as in-vitro diagnostic tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and dipsticks. POC tests are performed in clinics, physician offices, operating rooms, emergency rooms, recovery units, intensive care units, general wards or in a patient's home. They have a simple format, require minimal sample manipulation, produce results in less than fifteen minutes and can be used by non-laboratory personnel with minimal or no training. So called "near-patient" testing performed by trained personnel in laboratories using laboratory analyzers is not considered to be POC testing.

While immunoassay based tests consist of approximately 250 medical tests for analytes such as cardiac markers, hormones, therapeutic drugs, infectious diseases and cancer, this segment of the market remains relatively untapped by POC products. We believe that the success of immunoassay-based POC products to date has been limited by one critical shortcoming - the inability of such tests to provide the accurate, quantitative measurements required by the majority of test situations. Accordingly, immunoassay-based medical tests that require precise quantification of the target analyte have largely remained the domain of laboratory-based analyzers. As a result, we believe that a quantitative POC platform with the attributes of RAMP could capture a large portion of this market, and also grow the overall market for some tests.

OUR CARDIAC TESTING PRODUCTS

The first clinical tests that we have developed are for the quantification of cardiac markers. Cardiac markers are biochemical substances that are released by muscles, particularly the heart, into the bloodstream after the muscle has been stressed. Elevated levels of these markers can be indicative of a heart attack. There are three primary markers for the detection of a heart attack: myoglobin, CK-MB, and troponin-I. Generally, physicians will perform tests to detect levels for at least two of these markers in a suspected heart attack case.

After developing the RAMP Reader and Myoglobin Assay, we submitted the Reader and the assay to the FDA for review and approval in May 2001, and clearance was subsequently obtained in January 2002. As a consequence, our myoglobin assay has been available for commercial sale in the U.S. since early 2002. Based on the outcome of this approval, we then focused throughout the remainder of 2002 and 2003 on developing and preparing the two subsequent assays, CK-MB and troponin I, for submission to the FDA. We completed our clinical trial studies for these two assays in the fall of 2003 and submitted our data for FDA clearance in December 2003. Clearance was subsequently obtained in May 2004.

With clearance to market in the U.S., Canada and the European Union, we had originally intended to complete distribution agreements for these regions whereby partners would begin marketing in these territories in the fall of 2004. However, in the fall of 2004, we revised our plans to instead favor a hybrid direct sales and partner distribution strategy. This hybrid strategy permits us to evaluate additional, not previously presented, opportunities with potential sales, marketing and distribution partners while still initiating sales to strategic customers.

Overview Of Cardiac Testing

Serial measurement of biochemical markers is now universally accepted as an important determinant in the diagnosis of a heart attack. The ideal cardiac marker is one that has high clinical sensitivity and specificity, appears soon after the onset of a heart attack, remains abnormal for several days following a heart attack, and can be assayed with a rapid turnaround time.8 Today, there is no single marker that meets all of these criteria, thus necessitating testing for multiple cardiac markers. The biochemical markers that are commonly used by physicians to aid in the diagnosis of a heart attack are myoglobin, CK-MB, troponin I, and troponin T. As seen in the figure below, cardiac markers follow a specific, predictable pattern of release kinetics following a coronary event. The differences in the time that it takes each marker to reach peak concentration has made it standard practice for clinicians to make use of at least two different markers in tandem, an early marker such as myoglobin and a later one such as troponin I.

Release of Cardiac Markers into the Bloodstream Following a Heart Attack9

The turnaround times (“TAT”) for results from a hospital lab vary from ninety minutes to two hours due to the necessity of test ordering and specimen collection, specimen transport, sample preparation, test completion, reporting and interpretation. In rural settings and physicians offices the TAT can be many hours or even days. By contrast, we believe that POC testing with products such as RAMP could provide doctors with the information they need to diagnose and treat heart attack patients within 15 minutes. In most cases, this is more likely to be within the critical window of time before irreversible heart damage or death occurs. The RAMP System is expected to aid in the diagnosis of heart attack by enabling physicians to easily and frequently monitor changes in the levels of a patient’s cardiac markers. Early access to this information enables physicians to use accelerated care protocols, which are intended to drive earlier and better treatment decisions.

In addition, to the cardiac tests, as described above under “Development of the Business – Collaborative Research”, we have initiated development of additional clinical POC tests for BNP, a test to assist in the diagnosis and management of congestive heart failure; and for an infectious disease marker. Both tests are expected to be exclusively sold and marketed in the agreed territories by the partners who funded their development following completion of the tests and execution of supply agreements between ourselves and the partners. The parties may, but are not required to, negotiate a further supply agreement whereby we will manufacture and the partner will exclusively market the test in its territory.

INDUSTRY TRENDS

The value of the worldwide IVD market is approximately U.S.$35 billion10 with an expected annual growth rate of almost 9% between 2003 and 2010. In 2003, the immunoassay segment comprised 29% of the total IVD market11. Nearly 90% of industry sales are currently in developed countries with stable health care infrastructures in North

_______________________________
8 Adams JE, III., Clin Chem Acta, 1999.
9 Wu AHB, Introduction to Coronary Artery Disease (CAD) and Biochemical Markers, 1998.
10 Forbes magazine website, October 27, 2003.
11 PR Newswire - Ageing Population and Widening Health Insurance Expand Asian In Vitro Diagnostics Market.

America and Europe and in Japan. However, we expect that future growth could be relatively greater in undeveloped markets, such as China.

The highly automated test systems found in laboratory settings are designed to handle large volumes of patient samples. Although both capital and labor-intensive, economies of scale can result in low per-test costs, but turnaround times can vary from several hours to days. We believe that the costs of these delays far outweigh any possible per-test cost savings of a lab test over a POC test, particularly in critical care situations, where time is of the essence while healthcare professionals wait for test results. As a result of new technologies, we believe there has been a gradual shift towards the use of advanced POC tests. POC tests provide rapid results and help the physician to treat patients quickly.

Development of new POC tests has largely been the domain of smaller producers and start-up companies. However, as the POC market has expanded, larger companies that primarily manufacture and market a wide variety of laboratory-based systems have attempted to maintain their market position by purchasing or investing in these companies. Examples include:

•	Abbott Laboratories' purchase of Murex for $351 million in 1998 (qualitative infectious disease monitoring).

•	Abbott Laboratories' 12% investment in i-STAT at $17 per share, totaling $34 million in 1998 (quantitative POC blood gas).

•	Kimberly Clark Corporation’s purchase of Ballard Medical for U.S.$774 million in 1999.

•
Sigma Aldrich Corp.’s purchase of First Medical, Inc. in 2000 for $83 million, $60 million of which is contingent upon First Medical meeting sales and growth targets (quantitative near-patient testing platform). First Medical has since gone out of business.

•	Inverness Medical Innovations Inc.’s purchase of Ostex International Inc. in July 2003 for approximately U.S.$29.3 million of common stock.

•	Abbott Laboratories’ purchase of all remaining shares of i-STAT at U.S.$15.35/share, in 2003. Total value of the transaction approximately U.S.$392 million.

•
Inverness Medical Innovations Inc.’s purchase of Binax, Inc. in February 2005 for approximately U.S.$36.1 million of its common stock plus cash of U.S.$8.6 million and up to an additional U.S.$11 million in cash contingent upon Binax, Inc. meeting certain milestones.

•	Inverness Medical Innovations Inc.’s purchase of Ischemia Technologies, Inc. for U.S.$22.4 million of common stock.

Of the above-mentioned companies, only i-STAT would be considered a direct competitor to us. See “Item 4 – B. Business Overview - POC Clinical Diagnostics” and “- Competition”. However, the above acquisitions do illustrate that as the POC market is maturing, larger laboratory companies are beginning to consolidate the industry.

The medical community is generally quite conservative, and while product cost is always an issue, purchases are made primarily on the basis of product performance. We believe that the fundamentals of the RAMP technology enable us to develop tests that are superior to our competitors. Further, one of our primary competitive advantages is our ability to research, develop and introduce new tests (both for new disease indications and superior versions of existing tests) into the market very rapidly. Part of this advantage is due to our small size. Therefore, while the consolidation in the POC market may provide our competitors an advantage through access to greater resources as a result of being acquired, they also inherit the associated problems that go along with merging into larger entities – greater project competition for internal R&D resources, conflicting management agendas, changes in strategic priorities, additional layers of bureaucracy and higher cost structures, all of which can act to significantly slow product development. Our competitive position will depend on our continued ability to react quickly to changes in market demands and introduce products with superior performance characteristics.

Based on current trends, we believe that the pressure being put on hospitals and physicians by health care providers and insurers to reduce costs will encourage the development of new POC products. Patients who are hospitalized tend to be sicker than in the past, however cost constraints reduce their length of stay. Consequently, there is great pressure to streamline the delivery of health care and get patients through the system more quickly. An important attribute of POC products is they typically provide faster test results thereby allowing earlier intervention.

Market

The global market value of POC testing is estimated at U.S.$4.9 billion and is expected to double within the next 10 years12. We believe that the success of certain POC products provides further evidence that the market will accept our quantitative POC products.

With an installed base exceeding 30,000 analyzers, i-STAT Corporation holds an estimated 54% market share in POC testing of blood gases and electrolytes.13 i-STAT reports that the use of their product results in an approximately 20% cost savings to the hospital over conventional lab testing when product cost and labor are considered.14 The market leader in POC cardiac markers, Biosite Inc. has its cardiac TriageTM product installed in more than 2,500 hospitals in the US. We believe that this demonstrates the market’s acceptance of POC testing in hospital wards - a setting where clinical laboratories are readily accessible but timely results are not.

The large growth in blood glucose monitoring that followed the introduction of POC testing to diabetes management illustrates another important point. By addressing unmet medical need, the introduction of POC products can significantly grow a market by complimenting traditional testing methods.

Major factors that may prevent rapid growth in the POC testing market are:

•	Cost and burden of market controls and regulations;

•	Restrictions on testing imposed by health care reimbursement agencies;

•	Managed care contracts with reference laboratories; and

•	Manufacturers’ inability to demonstrate POC "cost effectiveness".

We believe that we can take advantage of the trends in the global POC market, and do so relatively quickly and competitively. We plan to commercialize RAMP tests for the quantification of other clinical analytes such as hormones, therapeutic drugs, infectious diseases and cancer markers. There is no assurance that we will be successful in our efforts in this regard. See “Item 3 – D. Risk Factors”.

MARKETING PLAN

Our RAMP cardiac tests are intended for use primarily in hospital emergency rooms, laboratories and walk-in clinics around the world. We have obtained clearance to market these tests in the U.S., Canada and the European Union, in addition to other, less regulated, jurisdictions. We currently intend to market our clinical products through a combination of an experienced direct sales force to purse key accounts in the United States and partnering with well-established companies who will use their existing networks and resources to distribute and market RAMP products to the end-users in geographical and customer segments in which they have significant presence or expertise. As part of this strategy, we hired a core group of six sales managers in November 2004 to focus on strategic customers in the U.S. market, and we have entered into agreements with six regional distributors that sell RAMP products in other jurisdictions. See “Item 4 – B. Business Overview – POC Clinical Diagnostics – Marketing Plan – Marketing Partners”.

To minimize time to market, we intend to launch any new clinical products that we may develop in countries where the regulatory requirements are the least time consuming. Thereafter, we will introduce such products in more regulated markets such as the United States and Canada, once regulatory clearances for such markets are obtained. See “Item 4 – B. Business Overview – POC Clinical Diagnostics – Regulatory Approval”.

_______________________________
12 ADVANCE for the Administrators of the Lab, June 2002, Vol. 11 Issue 6 Page 90 .By Stephanie De Ritis
13 I-STAT corporate profile and Fourth Quarter Report, 2002.
14 I-STAT corporate profile and Fourth Quarter Report, 2002.

RAMP clinical products will be targeted in the three major locations at which clinical or human health POC testing is currently being used or is likely to occur, namely:

1.
Hospital POC market: Tests for heart attack, blood clots and stroke, infectious disease, diabetes and therapeutic drug monitoring for use in emergency rooms, operating suites, intensive care units, intermediate care units, recovery units, general wards, outpatient clinics, nursing homes and emergency transport services;

2.	Physicians office and satellite facility market: Tests for heart attack, diabetes, infectious diseases and wellness for use in physicians' offices, walk-in clinics, and outpatient surgery centers; and

3.	Home-use, "over-the-counter" market: Includes tests for therapeutic drug monitoring.

Marketing Partners

We are currently planning to enter clinical market segments utilizing a hybrid approach of an experienced direct sales force to purse key accounts in the United States as well as partnering with well-established companies who will use their existing networks and resources to distribute and market RAMP products to the end-users in geographical and customer segments in which they have significant presence or expertise. We currently have agreements with six regional distributors that sell RAMP products in China, Korea, Turkey, India, Russia, Croatia, Iran, Slovenia, Australia, Malaysia, Bangladesh, Belarus and the United Arab Emirates and Arab states.

As at March 31, 2005 over 140 systems have been sold to our distributor in China who has provided us with a two-year minimum commitment of 360 systems beginning September 29, 2004. In June 2004 and November 2004, China’s regulatory authority granted our distributor clearance to market the RAMP reader and the three RAMP cardiac tests for troponin I, CK-MB and myoglobin, respectively.

Although discussions are ongoing with additional prospective marketing partners for the U.S. and other territories, we have not signed any other marketing partners for our clinical products at the present time other than as described above, and there is no guarantee that any additional partners can be secured on acceptable terms. See “Item 3 – D. Risk Factors”.

COMPETITION

The medical POC test market is comprised of five basic categories: clinical chemistry, hematology, immunoassay, blood glucose and urinalysis plus miscellaneous other tests. Dozens of companies sell qualitative POC tests in these markets. Few companies however, participate in the quantitative POC immunoassay market. The following table summarizes our key competitors in the POC testing market.

Competitors in Medical POC Testing Markets

Company	Test Market Segment
	Cardiac Markers	Drugs of Abuse	Infectious Disease	Pregnancy / Ovulation	Blood Gases(1)
Biosite Diagnostics Inc.	✓	✓
Quidel Corporation			✓	✓
Abbott Laboratories ( i-STAT)	✓ (2)				✓
Spectral Diagnostics Inc. (3)	✓
Metrika Laboratories Inc.				✓
Response Biomedical Corp.	✓
(1)
The RAMP System cannot be used to test for blood gases, which is currently the largest part of i-STAT Corporation's market. Note that the i-STAT Analyzer is a biosensor that also allows users to run the Abbott MediSense® glucose strips.

(2)	Troponin I only (CK-MB announced by Abbott Laboratories as in development for launch in first half of 2005).

(3)	Spectral Diagnostics Inc. sells qualitative POC tests. All other companies listed in the table above sell quantitative POC tests.

Certain of the competitors listed in the table above have stated their intention to broaden their category offerings.

In addition to the key competitors listed above, we believe that each of the major diagnostics companies has an active interest in POC testing and, as well as being potential competitors are also potential business associates.

Biosite Diagnostics Inc. (“Biosite”) has sold a three-in-one quantitative immunoassay and reader system for cardiac markers (CK-MB, troponin I and myoglobin) since 1999 and is currently one of the leading participants in quantitative POC cardiac testing on the basis of market share, revenues and technology15. Based on published list prices for the Biosite products and data from the recently completed multi-site clinical study entitled “Evaluation of the RAMP® CK-MB & RAMP Cardiac Troponin I Assays Versus The Biosite® Triage® Cardiac Panel, as Compared to the Dade Dimension Rxl System, Using Whole Blood From Normal Subjects and Patients with Symptoms of Suspected Acute Myocardial Infarction”, we believe that RAMP has several advantages over the Biosite product including cost and product performance.

In September 2003, i-STAT Corporation announced that it had received FDA 510(k) clearance to market a 10-minute Troponin I test for use on the i-STAT Portable Clinical Analyzer, a biosensor based technology. The Troponin I test is the only cardiac marker assay available from i-STAT, with a CK-MB test in development estimated by i-STAT for launch in the first half of 2005; however, several different test cartridges are available for other markers in whole blood, predominantly electrolytes and blood gases. In 2003, Abbott Laboratories purchased all the remaining shares of i-STAT that it did not already own at a price of U.S.$15.35 per share for a total transaction value of approximately U.S.$392 million.

Other technologies that may compete against RAMP in the future by delivering highly sensitive, quantitative results, for some POC tests include immunosensors or biosensors and nanotechnology. Biosensor methods use specific binding molecules such as antibodies to generate a measurable signal as a direct result of their binding to their target molecule (or analyte). These technologies are extremely complex and have been under development for many years with limited commercial success. Although methods of testing using biosensors and nanotechnology can be fast, they generally suffer from a significant lack of accuracy, repeatability and reliability and can be expensive to produce. Biosensors are now in limited use for selected diagnostic applications, most notably for blood glucose monitoring. Nanotechnology is a relatively new and growing field that deals with the use of inert micro-etched wafers, or chips, to provide templates for chemical, biochemical, and biological processes.

Much of the research effort for recent diagnostic testing has been directed toward the development of DNA hybridization probe tests. These tests identify specific gene sequences that can be associated with certain genetically based disorders, infectious diseases and the prediction of predisposition to certain medical conditions such as cancer. Several companies, such as Becton-Dickinson and Gen-Probe Inc. are now marketing specific probe tests for infectious diseases such as tuberculosis, hepatitis, legionnaires disease and vaginitis. DNA probe technology is useful for gene markers that have been shown to be associated with specific disease states or clinical conditions. Although more useful gene sequences are being discovered all the time, we believe they will not displace the need for high-sensitivity immunoassays; there is, for instance, no genetic change when a person has a heart attack. In addition, the RAMP format may be applicable to hybridization probe methods if a need is found for these tests to be quantitative and at the POC.

An emerging and potentially eclipsing application of genetic testing is the blood virus screening market. Currently, tests such as AIDS (HIV-1 and HIV-2) detect antibodies to the virus in the patient, which indicates exposure. While direct virus tests are not sensitive enough, genetic tests with amplification, such as polymerase chain reaction (“PCR”), may provide a sensitive and effective means to detect virus infection before the antibody levels rise.

_______________________________
15 Biosite Diagnostics Inc. 2002 Annual Report.

REGULATORY APPROVAL

The FDA, the TPD and comparable agencies in foreign countries impose substantial requirements upon the development, manufacturing and marketing of drugs and medical devices through the regulation of laboratory and clinical testing procedures, manufacturing, marketing and distribution, by requiring labeling, registration, notification, clearance or approval, record keeping and reporting. See “Item 3 – D. Risk Factors”

Prior to sale in the United States, most RAMP clinical products will require pre-marketing approval through a filing with the FDA called a 510(k) clearance. A 510(k) submission claims substantial equivalence to a similar, previously cleared product and normally takes about 100 days for approval once a submission is made. Some RAMP tests may have applications, intended uses or detect analytes for which there are no equivalent products on the market. In such cases, the test will require pre-market approval, a process that includes clinical trials to prove safety and efficacy of the product. Including clinical trials, the pre-market approval process can take up to two years.

Marketing clearance for the Myoglobin Assay and Reader was received in 2002. Marketing clearance for the RAMP CK-MB Assay and the RAMP Troponin I Assay were received in May 2004.

In Canada, in vitro diagnostics are regulated by the TPD and are licensed for sale by submission to the TPD. The timeline for approval is similar to that of the FDA’s 510(k) process. As of January 2003, all new and existing class II, III and IV Medical Device Licenses (“MDL”) in Canada required a valid ISO 13485 or ISO 13488 Quality System Certificate from a registrar recognized by the Canadian Medical Devices Conformity Assessment System (CMDCAS). The Company achieved registration to the ISO 13485:1996 standard in April 2004. An MDL was issued for the Myoglobin Assay and Reader in 2002. MDLs were issued for the RAMP CK-MB Assay and RAMP Troponin I Assay in August 2004.

In Japan, both an evaluation by the scientific regulatory body, Keseisho, and a product license from the Ministry of Health are required prior to sale. The entire process currently takes approximately 9 to 12 months. As of April 1 2005, this process is undergoing a major revision and it is generally expected that the new licensing regulations will be more rigorous and costly than the existing system. In March 2005, Response Biomedical’s representative in Japan filed regulatory submissions with the Ministry of Health, Labour and Welfare for marketing authorization.

As of December 7, 2003, all medical devices sold in the countries of the European Union (“EU”) are required to be compliant with the EU In-Vitro Device Directive (“IVDD”). All new in-vitro diagnostic devices must bear a mark, called the CE Mark, to be marketed in the EU after that date. The regulatory requirements for marketing are based on the classification of the individual marker (analyte) and the EU member countries are not allowed to impose any additional requirements on medical device manufacturers other than the language used in product labeling. In April 2003, we fulfilled the requirements of the IVDD Essential Requirements for the three RAMP cardiac tests and Reader and, through the EC Declaration of Conformity, are entitled to apply the CE Mark to these products. Due to the classification of the existing cardiac tests, this process allowed a self-declaration. As with the FDA, future RAMP tests may have different classifications which would require ISO 13485 registration as well as a technical file review by a registration organization known as a Notified Body, prior to authorization to apply the CE Mark.

In other parts of the world, the regulatory process varies greatly and is subject to rapid change. Many developing countries only require an import permit from their own government agency or proof of approval from the regulatory agency in the manufacturer’s country of origin. We require our marketing and distribution partners to ensure that all regulatory requirements are met in order to sell RAMP tests in their respective territories. In June 2004 and November 2004, our distributor received regulatory clearance to market the RAMP Reader and three RAMP cardiac marker tests, respectively, in China. In February 2005, our distributor received regulatory clearance to market our RAMP Reader and RAMP cardiac marker tests in Russia. We and our distributors are actively pursuing similar clearances in other countries.

We have experience planning and conducting clinical studies. Clinical consultants are used to support in-house resources where necessary to develop protocols and prepare regulatory submissions for government agencies such as the FDA and the TPD. We completed multi-center clinical trials for the RAMP Myoglobin Assay and the RAMP Reader in 2001, and for the RAMP CK-MB Assay and the RAMP Troponin I Assay in November 2003.

OPERATIONS AND MANUFACTURING

We sell RAMP Systems for clinical and environmental use. A RAMP System consists of either a clinical or environmental Reader and Kits of applicable RAMP tests. Each Kit contains cartridges and sufficient materials required to perform 25 to 100 tests, depending on the product. Outwardly, the environmental and clinical Readers are distinguishable only by color. A clinical Reader will not run an environmental test and an environmental Reader will not run a clinical test. Manufacturing of the readers is outsourced to Datrend Systems Inc, a medical device equipment manufacturer based in Richmond, British Columbia. We manufacture all Kits in-house in order to maximize return on investment, protect proprietary technology, and ensure compliance with government and internal quality standards. Kit manufacturing includes reagent and component production, cartridge assembly and final packaging. The Reader is produced by a contract medical device manufacturer and received by us as an incoming component of the RAMP System.

Our current manufacturing capacity is approximately 42,000 tests per month. Scale-up plans have been developed to ensure that manufacturing capacity is available in advance of demand. The space available for manufacturing operations in our current facility would allow for the production of approximately 100,000 tests per month with additional equipment and employees. We are in the process of negotiating a lease agreement on a new facility, on which we project to absorb up to approximately $1,000,000 in leasehold improvements from May 2005 through March 2006. These capital expenditures, together with additional capital expenditures for automated manufacturing equipment at a projected cost of approximately $2,100,000, are projected to allow us to increase manufacturing capacity from the current 42,000 tests per month per shift to approximately 330,000 tests per month per shift. We will have to raise additional capital to finance these capital expenditures. We cannot guarantee that such additional capital will be available on terms favorable to us, or at all. See “Item 3 – D. Risk Factors”.

We coordinate all support operations including customer support, technical and instrument service, production planning, shipping and receiving from our corporate headquarters in Burnaby, British Columbia. Simple manufacturing processes mitigate the need for a highly specialized workforce and, based on labor availability, we do not anticipate any difficulty in meeting our human resource needs.

Where possible, we will require distribution and marketing partners to provide a six-month rolling forecast in order to ensure timely and adequate product supply and to allow efficient production, materials, shipping and inventory planning. See “Item 3 – D. Risk Factors". We plan to meet cost and quality targets through strict scale-up validation procedures and by negotiating supplier agreements for key materials. Final packaging, inventory storage and product distribution to marketing partners will be managed in accordance with individual partner agreements.

The primary raw materials for a test cartridge consist of: antibody reagents; cellulous nitrate membrane paper and injected molded plastic parts to act as a housing for the cartridge assembly. Additionally there are several miscellaneous peripherals required to enable the test to be effective including a pipette (for placing the sample being tested into the cartridge), specially designed tips for the pipette, and a solution for diluting the test sample. The antibody reagents are generally the most costly and critical component of the RAMP cartridge and can account for in excess of 30% of the cost of each cartridge in its final form.

SUPPLIERS

Datrend Systems Inc., a manufacturer of medical equipment based in Richmond, British Columbia, manufactures and assembles the Readers to our specifications on our behalf. However, we own the design, molds and tooling for the Readers. To date, production volumes for Readers have been low (600 Readers were manufactured in 2004) and given that Datrend has had more than sufficient capacity to meet our current requirements, we have not entered into a formal manufacturing agreement. However as our anticipated volume requirements for Readers increases, we will need to ensure a reliable and timely supply of Readers to meet anticipated demand. Consequently, we plan to enter into a formal manufacturing and supply agreement with Datrend and /or an additional manufacturer in the next year.

Most of the raw materials for the RAMP System are easily obtained or manufactured by a wide variety of suppliers and we maintain contact with alternative sources of supply, which we can turn to with minimum disruption in the event parts are unavailable from our primary suppliers. As most of these raw materials are commodity items, they are easily available at prices and in quantities comparable to what we obtain from our primary suppliers. The main exceptions to this are the specific antibody reagents used for each test. Antibodies are often only available from a limited number of commercial scientific supply companies and can vary widely in quantity, quality and expense, depending on the test. From time to time, antibodies can also be sourced from research, academic and government organizations. The performance characteristics of our tests will vary depending on the different antibodies used. Further, the antibodies are typically combined with a variety of reagents to enhance performance, shelf life, or stability of each test, not unlike the ingredients in a food recipe. A significant amount of our proprietary technology and know-how relates to the specific antibodies used in our tests and the additional mix of reagents used to enhance them, which is typically not patentable.

In certain situations where we locate a particular antibody or other key reagent of importance, if we believe it is prudent to do so, we may consider entering into a supply contract with the reagent supplier to ensure a consistent and reliable supply of reagent material or inventory large quantities of the material if the cost is not prohibitive.

In the event an antibody from one of our primary suppliers became unavailable, it is very likely we would be able to access a new source of supply with minor delay as we regularly evaluate availability of alternative suppliers. However, as the new antibody would have properties different from the previous one, considerable cost and effort would likely be required to develop and “fine tune” a new reagent mix such that the new test would meet the required performance levels, and further, there is no assurance we would successfully be able to develop a new test which would be commercially acceptable. In addition, an uncorrected impurity or variation in a raw material, either unknown to us or incompatible with our manufacturing processes could result in products that, if developed, may require us to enter into additional supplier arrangements for additional reagents to correct the variation or impurity. Consequently, a major interruption in the supply or the unavailability of a sole-sourced antibody would likely have a material adverse effect on our ability to manufacture these products until a new source of supply is located and sufficient development is conducted to commercialize the new test. If we are not able to enter into new supplier arrangements on commercially reasonable terms, or at all, there could be a material adverse effect on our ability to manufacture products. See “Item 3 – D. Risk Factors”.

CUSTOMER AND TECHNICAL SERVICES

For rapid and sustained sales growth, we believe it is important to ensure that customer service, technical service and instrument service for all products be provided at a level of excellence defined by the end customers. Customer service (order entry, product information, pricing and availability), conducted by trained and service oriented representatives, is an integral part of delivering RAMP products to customers.

Technical service for RAMP medical and environmental products includes providing the end-user with general information on the safe and effective use and application of the product. A formal procedure for recording, reviewing and responding to customers' technical questions, issues, or any problems that result in a customer complaint has been implemented under our Quality System. We will also attempt to obtain product liability insurance to provide us coverage in the event a potential liability arises as a result of a performance issue or failure of our RAMP tests in the field.

We intend to maintain service contracts for our Readers in order to ensure prompt replacement, repair, accurate tracking, and complete documentation of serviced units when necessary. As with the test Cartridges, any problems or complaints regarding medical Readers will be dealt with appropriately to meet regulatory requirements.

INTELLECTUAL PROPERTY

We rely on a combination of patents, trademarks, confidential procedures, contractual provisions and similar measures to protect our proprietary information. To develop and maintain our competitive position, we also rely upon continuing invention, trade secrets and technical know-how, and require our employees to enter into non-disclosure and non-competition agreements to protect proprietary information that is not patented.

PATENTS

To date, our patent estate with regards to the RAMP technology is as follows:

Patent Name	Jurisdiction	Patent or Application Number	Status	Expiry Date
Quantitative Immunochromato- Graphic Assays (1)	United States UK Canada Japan	U.S. 5,753,517 EP 0 890 103 2,250,242 09-535359	Issued Issued Filed Filed	2016 2023 - -
Compensation for Non-Specific Signals in Quantitative Immunoassays (2)	United States	U.S. 6,509,196	Issued	2020
Compensation for Variability in Specific Binding in Quantitative Assays (2)	United States PCT (all regions)	U.S. 09/817,781 PCT/US02/08284	Filed Filed	- -
Sensitive Immunochromatographic Assay (2)	United States PCT (all regions)	U.S. 10/120,774 PCT/CA03/00539	Filed Filed	- -
Method and Apparatus of Quantitative Assays (2)	United States	US 10/834,447	Filed	-
Immunoassay Employing Two-Step Internal Calibration Reaction	United States	US 60/630,866	Filed
(1)	Filed on behalf of the University of British Columbia (“UBC”) and subject to an exclusive license granted to us by UBC. See “License from UBC” below.

(2)	Assigned exclusively to us.

We are paying all the costs for prosecuting the patent applications listed above and, once patents are issued, are responsible for the cost of maintaining and defending the patents until they expire, typically 20 years from the filing date.

License from UBC

We entered into an agreement with the University of British Columbia (“UBC”) effective October 9, 2003, pursuant to which UBC granted us an exclusive, geographically unrestricted license to use and sublicense certain issued patents and pending patent applications related to the RAMP technology and to manufacture, distribute and sell products developed in connection therewith.

In consideration for these rights, we paid a non-refundable license fee of $10,000 upon execution of the agreement and we are required to pay a royalty equal to 2% of revenues from the sale of products derived from the UBC patents where they form part of the RAMP technology, subject to a minimum royalty of $10,000 per annum payable on a quarterly basis for nine years from July 1, 2003, and an annual maintenance fee of $500. To date, we have paid $31,000 to UBC under this agreement. A minimum of $5,000 remains to be paid for the balance of the 2005 year.

In the event we sublicense the underlying technology, we are obligated to pay to UBC a further royalty based on a percentage of sublicense revenues as follows:

(a)	20% on the first $1 million of sublicensing revenue in each calendar year, and

(b)	10% of sublicensing revenue that exceeds $1 million in each calendar year.

The term of the agreement is for the life of the two licensed patents which expire in 2016 and 2023 respectively, plus related pending patent applications; however, UBC may terminate the agreement at its option: in the event we become insolvent; if we are more than 30 days in arrears of royalties or other monies that are due to UBC; if we cease to carry on business or threaten to cease to carry on our business and such default is not cured; if any execution, sequestration or any other process of any court becomes enforceable against us; if a resolution is passed taking steps to wind up liquidate or terminate our existence; if the patents become subject to a security interest lien or charge; if we are in breach of the terms of the license regarding sublicensing or we have a change of control. The agreement automatically terminates if we initiate proceedings under the Bankruptcy and Insolvency Act (Canada).

TRADEMARKS

We have registered “RAMP” and our “R” logo and design in Canada, the United States, and the European Union. “RAMP” has also been registered in China.

C. ORGANIZATIONAL STRUCTURE

Response Biomedical Corp. has two wholly owned subsidiaries, Response Biomedical Inc. and Response Development Inc. Response Biomedical Inc., incorporated pursuant to the laws of Washington State on March 31, 1997, is an active subsidiary of the Company but has no operations of its own. Response Development Inc. was incorporated pursuant to the laws of British Columbia on October 31, 1986, is inactive, and was purchased in its entirety by Response Biomedical Corp. pursuant to a share purchase agreement dated December 16, 1999.

D. PROPERTY, PLANT AND EQUIPMENT

FACILITIES

Currently, we are renting approximately 12,000 square feet in a multi-tenant facility located in Burnaby, British Columbia on a month-to-month basis for $18,000 per month. We occupy this space pursuant to a sublease with the main tenant, however a formal sublease agreement has not yet been finalized. The facility is designed specifically for biomedical research and related commercial activities and includes office, warehouse laboratory and manufacturing space. The accepted offer to sublease is for a term that expires in February 2006 and we believe that the current facility is adequate for this time period. We have performed preliminary space planning and submitted a proposal to lease approximately 40,000 square feet of a new facility that will house all our business operations. For additional information regarding the productive capacity and the extent of utilization of our current facility, and our plans and projected capacity with respect to the potential new facility, see “Item 4 – A. Our History and Development” and “Item 4 – B. Business Overview – Operations and Manufacturing”.

The majority of the research and development work conducted by us is performed in a biohazard level (“BL”) 1 laboratory. Certain of our activities however are performed in a BL2 contained laboratory, which has special ventilation requirements. The BL2 facility is certified on an annual basis in accordance with these requirements.

As part of our development and manufacturing process, biomedical waste, primarily in the form of blood samples, is generated. This material is sterilized and then disposed of through normal waste pickup. We do not handle or produce dangerous biological materials and there are no special environmental issues that affect our production capability.

As part of our risk management procedures, Chubb Insurance Company of Canada has issued property insurance to us under the title of “All Risks” coverage including flood, earthquake, sewer backup, 90% co-insurance clause, and replacement cost endorsement excluding stock. The coverage includes the following key limits: $1,150,000 personal property, $107,500 electronic data processing, $1,100,000 extra expenses, $100,000 valuable papers, $25,000 pollutants, $2,457,500 flood aggregate, $1,000,000 earthquake aggregate, $5,000,000 per occurrence commercial general liability, $5,000,000 personal and advertising injury limit, $10,000 medical expense limit, $600,000 all risk tenant liability, $1,000,000 employee benefits liability, $5,000,000 non-owned auto liability, and $50,000 legal liability for damage to hired vehicles.

EQUIPMENT AND OTHER PROPERTY

As at December 31, 2004, we owned tangible fixed assets with a book value of $394,253, consisting primarily of manufacturing equipment and molds, laboratory furniture and equipment and office furniture and equipment.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the related notes therein, which are prepared in accordance with Canadian GAAP. These accounting principles differ in certain respects from U.S. GAAP. The differences as they affect our consolidated financial statements are described in Note 16 to the audited consolidated financial statements.

We have not been profitable since inception and expect to continue incurring operational losses for some time as we are in the early stages of commercializing our products. These losses are due primarily to the expansion of our research and development programs, and also include marketing and business development costs, as well as general and administrative costs. Since inception, we have financed our operations and capital expenditures primarily through equity and debt offerings and, to a much lesser extent, government grants.

We have recently begun to generate revenues from product sales, and it is uncertain whether revenues will be sufficient to sustain our operating requirements and growth. We will be required to obtain additional sources of funding from equity financing, debt financing, trade receivables factoring or, to the extent negotiated, partnering, licensing and collaborative research agreements. All or a portion of the payments that may be received under these agreements will likely be conditional on our achieving certain development milestones.

A. OPERATING RESULTS

GENERAL

Beginning in the fourth quarter of fiscal 2002, we transitioned from a research and development company to a company with commercial sales of RAMP products, predominantly in the biodefense marketplace. As part of the transition, we have put in place a manufacturing and sales and marketing infrastructure and anticipate that business operations will be driven primarily by sales and marketing opportunities. Research and development is being refocused on existing product enhancement and developing new tests to be used with the RAMP technology. As at December 31, 2004, cumulative product sales related to RAMP systems (including cartridge sales) of approximately $3,107,000 have been realized. We received FDA regulatory clearance for our RAMP CK-MB and Troponin I tests in May 2004 and commercially launched our cardiac products in the U.S. in January 2005. We presently have a direct U.S. sales force comprising five experienced POC sales managers and are in discussions with a number of qualified companies for the distribution, sale and marketing of the RAMP Reader and clinical tests for the U.S. and other markets. Current revenues are derived primarily from U.S. non-clinical markets and from cardiac product sales to China. Until we finalize our U.S., Japan and European distribution channels for the cardiac products, future sales results are highly uncertain. See “Item 3 – D. Risk Factors”. Sales, which are largely to U.S. government organizations, are characterized by long sales cycles. Due to lengthy customer procurement processes, in large part for biodefense product sales, substantial current sales are tied to the release of government grants from the Office of Homeland Security. We have observed that grant funds used to purchase biodefense products have been slow to be allocated to end users. Additionally, it is highly probable that new regulations will be developed to govern products involved in the detection of biowarfare agents and it is possible that these regulations may significantly impede our ability to access the U. S. market.

Results of operations for fiscal 2002, 2003 and 2004 include revenues from the commercial launches of our environmental testing products – Anthrax Test (May 2002), Ricin Test (November 2002), Box Tox Test (November 2002), Pox Test (May 2003) and West Nile Virus Test (February 2004). Results of operations in 2004 also include revenues from commercial international launch of RAMP cardiac tests for Troponin I, CK-MB and Myoglobin in mid 2004.

YEAR ENDED DECEMBER 31, 2004 COMPARED WITH YEAR ENDED DECEMBER 31, 2003

For the fiscal year ended December 31, 2004, we reported a net loss of $4,938,975 ($0.08 per share) as compared to a net loss of $4,191,602 ($0.09 per share) for the fiscal year ended December 31, 2003. The increase in loss is largely due to increased sales and marketing expenses incurred to build our customer base and sales funnel, mitigated by increased gross margin from sales. The comparable net loss per share was attributable to the increase in number of shares outstanding at December 31 (2004 – 67,435,472; 2003 – 53,518,521).

Revenues and Cost of Sales

Revenues from product sales for the year ended December 31, 2004 were $2,127,196 as compared to $827,795 for the year ended December 31, 2003, an annual increase of 157%. For 2004, biodefense product sales were $879,637 as compared to $567,872 in 2003 representing a 55% annual increase. The increase in biodefense product sales was primarily due to increasing in recurring revenues from a growing customer base and growing acceptance of the Company’s products following additional independent performance validation. Clinical cardiac product sales in 2004 were $506,475 compared to $170,781, representing a 197% annual increase. The increase in clinical cardiac product sales was primarily attributable to sales in the Chinese market. Sales of our West Nile Virus products were $741,084 compared to $89,142 in 2003, representing an annual increase of 731% in the first full year of sales of this test.

Revenues from contract service fees and collaborative research agreements for the year ended December 31, 2004 were $549,685 as compared to $455,958 for the year ended December 31, 2003, representing an annual increase of 21%. A main component of the 2004 revenue, $255,250, was for a Maritime Biological Detection System developed for General Dynamics Canada Ltd, aimed at integrating the RAMP system into General Dynamic’s 4WARN biological agent surveillance system.

Cost of sales for the year ended December 31, 2004 was $1,304,447 compared to $730,967 for the year ended December 31, 2003. This increase reflects our increased sales. Cost of sales includes direct manufacturing labour and materials costs, and allocated overhead.

Gross margin for the year ended December 31, 2004 was 51% compared to 43% for the prior year. Improved manufacturing efficiency was attained during 2004 as a result of our increased production and process improvements. Going forward, we expect gross margin to benefit from improved economies of scale and further process improvements as we scale up and automate our manufacturing operations.

Expenses

Research and development expenditures for the year ended December 31, 2004 increased to $2,215,614 from $2,153,828 for the year ended December 31, 2003, an increase of 2.8% . The increase reflects increased product validation, product enhancement and testing costs ($240,000), increased patent study and search costs ($109,000) offset by reduced professional fees and other external costs relating to clinical trials of RAMP CK-MB and High Sensitivity Troponin I tests ($98,000) which were completed during 2003; with the remainder of the offsetting decrease ($189,000) largely due to reduced allocation of rent, leasehold improvement and other overhead costs in 2004 as a result of research and development making up a smaller proportion of our operations.

Marketing and business development expenses totaled $1,657,318 during the year ended December 31, 2004 as compared to $852,486 for the same period in 2003, an increase of 94%. The increase was due to higher payroll and benefit costs, related primarily to the addition of additional sales and marketing staff ($367,000) including five U.S.-based sales managers and Vice President of Sales, the implementation of a revenue based commission plan ($50,000), and recruitment costs related to building an effective sales and marketing department for the clinical market ($96,000). Advertising and promotion costs for marketing our biodefense and West Nile Virus products were higher in 2004 in order to build customer awareness in the North American market ($108,000).

General and administrative expenses increased to $1,443,707 for the year ended December 31, 2004, from $1,210,118 in the same period in 2003, an increase of 19%. This change was primarily the result of increased professional audit and legal services relating to our registration with the U.S. Securities and Exchange Commission in preparation for listing on a U.S. stock exchange or quotation system, and expenses required to support improved corporate communications activities.

Other Income/Expenses

For the year ended December 31, 2004, the Company recorded non-cash stock-based compensation of $814,682 compared to $136,918 for the year ended December 31, 2003. This expense represents the fair value of stock options granted using the Black Scholes option pricing model. The higher charge is primarily related to an increase in the number of options granted, (2004 - 3,282,700, 2003 - 1,086,300), largely due to an increase in the number of employees from 35 at December 31, 2003 to 52 at December 31, 2004.

During the year ended December 31, 2004, interest expense and loan guarantee fees were $173,279 compared to $407,343 for the same period in 2003. The interest expense in 2004 included $7,887 (2003 - $6,300) relating to the 9% (2003 - 9%) per annum interest paid on loans from shareholders and directors, $25,745 (2003 - $69,867) relating to interest expense on the use of the line of credit facility, and miscellaneous interest of $1,631 (2003 - $2,137).

Selected Quarterly Information 2004 and 2003

The table below sets forth selected data derived from our unaudited consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for the eight previous quarters ended December 31, 2004.

	4th Quarter $	3rd Quarter $	2nd Quarter $	1st Quarter $	Total $
2004
Total Revenue	456,493	657,753	753,499	809,136	2,676,881
Loss	(1,965,811)	(1,113,240)	(1,109,420)	(750,504)	(4,938,975)
Loss per Share – Basic	(0.03)	(0.02)	(0.02)	(0.01)	(0.08)
and Diluted
Total Assets	4,544,784	2,212,921	1,690,666	1,541,212	4,544,784
2003
Total Revenue	377,444	255,825	446,320	204,164	1,283,753
Loss	(1,072,434)	(1,172,724)	(893,120)	(1,053,324)	(4,191,602)
Loss per Share – Basic	(0.02)	(0.02)	(0.02)	(0.02)	(0.09)
and Diluted
Total Assets	1,181,334	1,070,806	1,214,004	1,062,166	1,181,334

Quarter to quarter variability and the general up-trend in revenues is driven primarily by three factors:
1.	The timing of achievement of services contract milestones and corresponding revenue recognition;

2.
Seasonality related to the demand for RAMP West Nile Virus Tests where the majority of the year’s sales occur in the second and third quarters with commercial sales of West Nile Virus products initiated in November 2003; and

3.
Generally increasing market acceptance of our products with 2004 being the first full year of sales for West Nile Virus products, the second full year for biodefense products and the initial launch of clinical products occurring internationally in mid 2004, and in the U.S. in January 2005.

The increase in total assets in the fourth quarter relates to the closing of a private placement financing in December 2004.

The trend in rising losses is primarily the result of increasing sales and marketing expenditures, primarily to develop the clinical sales funnel and a general increase in infrastructure across all functions to support anticipated sales and partnering requirements.

Selected Annual Information 2004, 2003 and 2002

The following table sets forth consolidated financial data for our last three fiscal years.

	2004 $	2003 $	2002 $
Total Revenue	2,676,881	1,283,753	189,208
Loss	(4,938,975)	(4,191,602)	(4,673,656)
Loss Per Share – Basic and Diluted	(0.08)	(0.09)	(0.11)
Total Assets	4,544,784	1,181,334	862,500
Total Long-Term Obligations (1)	-	-	-
Cash Dividends Declared	-	-	-
(1)	The long-term liabilities in our financial statements represents deferred revenue and deferred lease inducements.

YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002

For the fiscal year ended December 31, 2003, the Company reported a net loss of $4,191,602 ($0.09 per share) as compared to a net loss of $4,673,656 ($0.11 per share) for the fiscal year ended December 31, 2002. Improved results are due to the transition from a development to manufacturing company.

Revenues and Cost of Sales

2003 represented our first full year of product and service sales. Revenues from product sales for the year ended December 31, 2003 were $827,795 as compared to $151,958 for the year ended December 31, 2002. For 2003, environmental (biodefense) product sales were $567,872 as compared to $113,811 in 2002; clinical (cardiac) product sales were $170,781 compared to $38,147; and vector (West Nile Virus) product sales were $89,142 compared to $nil in 2002.

Revenues from contract service fees and collaborative research agreements for the year ended December 31, 2003 were $455,958 as compared to $37,250 for the year ended December 31, 2002. The main component of the 2003 revenue was a RAMP miniaturization project.

Cost of sales for the year ended December 31, 2003 was $730,967 compared to $41,579 for the prior year as a result of increased sales. Cost of sales includes direct manufacturing labor and materials costs, and allocated overhead.

Gross margin for the year ended December 31, 2003 was 43% compared to 78% for the prior year. As product sales only commenced in the latter part of 2002, the 2003 gross margin represents a more representative gross margin percentage.

Expenses

Research and development expenditures for the year ended December 31, 2003, decreased to $2,153,828 from $2,654,751 for the year ended December 31, 2002. The decrease reflects our transition from an R&D to a manufacturing organization. The main components of the decrease in costs reflect reduced payroll costs as staffs were transferred to manufacturing, reduced material consumed costs and reduced legal fees for patent protection.

Marketing and business development expenses totaled $852,486 during the year ended December 31, 2003 as compared to $454,028 for the same period in 2002. The increase is primarily due to the addition of sales staff, and higher promotion costs in 2003 for marketing the Company’s environmental system to the North American market.

General and administrative expenses increased to $1,210,118 for the year ended December 31, 2003, from $1,168,855 in the same period in 2002. This change was mainly due to costs of increased professional services and related expenses required to support improved corporate communications activities including stock-based compensation expense.

Other Income/Expenses

For the year ended December 31, 2003, we recorded miscellaneous income of $nil. For the year ended December 31, 2002, we recorded miscellaneous income of $24,985 comprising $9,985 for RAMP Anthrax Test Kits, sold for evaluation purposes, and grant income in the amount of $15,000 representing a grant received in May 2002 from National Research Council Canada to assist in the development of the RAMP Anthrax Test.

During the year ended December 31, 2003, interest expense was $407,343 compared to $446,073 for the same period in 2002. The interest expense in 2003 included, $329,039 (2002 - $403,481) representing amortization of the deemed fair market value of bonus shares and warrants issued to lenders as part of a credit facility, $6,481 (2002 - $34,862) relating to the 9% (2002-8%) per annum interest paid on loans from shareholders and directors, and $69,666 (2002 - $7,730) relating to use of the demand loan.

During the year ended December 31, 2002, we recognized a gain on settlement with creditors of $15,832 relating to the final dividend payment to unsecured creditors. This was part of our proposal to settle outstanding debt, which resulted in our Company being discharged from creditor protection in March 2002.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates and assumptions are made. Actual results could differ from estimates.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include the following:

Revenue Recognition

Our revenue to date has primarily been derived from product sales and contract service fees. Product sales are recognized upon shipment of product to distributors, if a signed contract exists, the sales price is fixed and determinable and collection of the resulting receivables is reasonably assured. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against operations at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements, which are non-refundable and require our ongoing involvement, are deferred and amortized into income on a straight-line basis over the term of the relevant license or related underlying product development period. Upfront fees from collaborative research arrangements that are refundable are deferred and recognized once the refundability period has lapsed. A significant change in estimating the period of our on-going involvement could have a material impact on our results of operation

Research and development costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date.

Stock-based Compensation and other Stock-based Payments

All share-based awards are measured and recognized using a fair value based method. The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model and is amortized over the vesting terms of options which is generally three to five years from grant.

The Black-Scholes option pricing model is based on several subjective assumptions including the expected life of the option, the expected volatility at the time of the options are granted, and the fair value of our stock at the date of grant of the stock options. Changes in these assumptions can materially affect the measure of the estimated fair value of our Company’s stock options, hence our results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”. SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method as defined in the standard. The standard no longer permits pro forma disclosure or the prospective recognition adopted by our Company in fiscal 2003. Accordingly, from the date of adoption of the revised standard, we will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to January 1, 2002. We will be required to adopt the revised standard no later than January 1, 2006. Early adoption is permitted in periods in which financial statements have not been issued.

The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma loss for the period and loss per common share in note 16[e] to our consolidated financial statements.

B. LIQUIDITY AND CAPITAL RESOURCES

GENERAL

We have financed our operations primarily through equity financing and debt financing. To December 31, 2004, we received $34,730,680 from the sale and issuance of equity securities net of share issue costs. Although we have begun to generate cash flows from sales of cardiac and environmental test products and from service contract revenue, cash flows are not sufficient as yet to sustain operations and we continue to rely on outside sources of financing to meet our capital needs. Other than our credit facility described below, we have no current commitments for any equity or debt financing. Until we receive significant revenue from product sales, we intend to seek to continue to fund our operations from a combination of the sale and issuance of equity securities, contract service fees, revenues from collaborative research arrangements and other possible debt financing. There can be no assurance that additional financing will be available on acceptable terms, if at all. If we are unable to continue to raise funds to satisfy our varying cash requirements, our business, financial condition and results of operations could be materially adversely affected.

In June 2004, we closed a non-brokered private placement consisting of 3,750,000 units at a price of $0.80 per unit for gross proceeds of $3,000,000 before a finder’s fee of $200,000 and legal cost of $5,374 for net proceeds of $2,794,626. Each unit comprised one common share and one half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one of our common shares at a price of $1.15 per share expiring June 21, 2006.

In December 2004 we completed a private placement consisting of 3,911,667 units at a price of $0.75 per unit for gross proceeds of $2,933,750, before share issuance costs of $318,449 for net proceeds of $2,615,301. The private placement comprised of a brokered amount of $2,227,500 in addition to a non-brokered amount of $706,250. Each unit comprised one common share and two half-warrants with a four-month hold period expiring on May 1, 2005. The first half-warrant entitles the holder to purchase one common share of our Company for each whole warrant at a price of $1.00 per share, expiring on December 30, 2005. The second half-warrant entitles the holder to purchase one common share of our Company for each whole warrant at a price of $1.25 per share up to December 30, 2005 and at a price of $1.50 per share from December 31, 2005 expiring on December 30, 2006.

OUTSTANDING LOANS AND CREDIT FACILITY

We currently have a revolving line of credit expiring December 30, 2005 in the amount of U.S.$1,000,000 established with The Toronto Dominion Bank. At December 31, 2004, the line of credit was fully available for future borrowings. As at March 31, 2005, the line of credit still remained fully available for future borrowings. 449,250 warrants were issued to a guarantor in regard to the line of credit agreement for the period December 31, 2004 to December 31, 2005. The credit facility bears interest at business prime (4.25% at December 31, 2004, 4.25% at March 31, 2005) and expires December 31, 2005. The credit facility is secured by a letter of credit guaranteed by a foundation in which one of our major shareholders is a principal.

All other loans were repaid in full in the financial year ended December 31, 2004. See “Item 7 – B. “Related Party Transactions”.

MATERIAL COMMITMENTS FOR CAPITAL EXPENDITURES

At December 31, 2004, we had no commitments or provisions for material capital expenditures. See “Item 4.- A. Our History and Development” for a description of material capital expenditures that are planned but not yet committed.

YEAR ENDED DECEMBER 31, 2004 COMPARED WITH YEAR ENDED DECEMBER 31, 2003

During the year ended December 31, 2004, we received net proceeds of $5,409,927 from the sale of equity securities through private placement, as compared to $2,576,815 for the year ended December 31, 2003.

During the year ended December 31, 2004, we received net proceeds of $3,176,250 from the exercise of warrants and stock options into shares, as compared to $677,149 for the year ended December 31, 2003.

Our working capital position as of December 31, 2004 was $3,121,194, an increase in working capital of $4,716,633 from the 2003 deficit of $1,595,439, primarily the result of closing an equity private placement in December 2004 at a price of $0.75 per unit for gross proceeds of $2,933,750, before share issuance costs of $318,449 resulting in net proceeds of $2,615,301. The private placement consisted of 3,911,667 units at a price of $0.75 per unit for gross proceeds of $2,933,750, before share issuance costs of $318,449 for net proceeds of $2,615,301. Additionally, cash flow was negatively impacted primarily by an increase in inventories of $449,831 in anticipation of cardiac product launch in the U.S.

During 2004, we incurred a loss of $4,938,975 versus a loss of $4,191,602 for the same period in 2003. Until we receive additional revenue from product sales, we will continue to fund our operations from a combination of the issuance of equity securities, contract service fees, revenues from collaborative research arrangements, use of our U.S.$1 million line of credit, and possibly additional debt financing.

As at December 31, 2004, we had 6,335,917 outstanding warrants at exercise prices between $0.80 and $1.50 per share, which if fully exercised, would result in the receipt of approximately $7.5 million. We also had 7,641,500 stock options outstanding of which 5,627,352 are exercisable at prices between $0.27 and $1.78 per share and which, if fully exercised, would result in the receipt of approximately $3.1 million.

YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002

During the year ended December 31, 2003, we received net proceeds of $2,576,815 from the sale of equity securities through private placement, as compared to $1,316,714 for the year ended December 31, 2002.

During the year ended December 31, 2003, we received net proceeds of $677,149 from the exercise of warrants and stock options into shares, as compared to $1,723,795 for the year ended December 31, 2002.

Our working capital position as of December 31, 2003 was a deficit of $1,595,439 a decrease in working capital of $524,673 from 2002, primarily as a result of increases in bank and shareholder loans and an increase in accounts payable and accrued liabilities.

During 2003, we experienced a loss of $4,191,602 versus a loss of $4,673,656 for the same period in 2002. The decrease is primarily due to our increase in revenues during 2003.

Until we receive additional revenue from product sales, we will continue to fund its operations from a combination of the issuance of equity securities, contract service fees, revenues from collaborative research arrangements and possibly debt financing.

As at December 31, 2003, we had outstanding warrants at exercise prices between $0.45 and $0.75 per share, which if fully exercised, would result in the receipt of approximately $2.5 million. We also had 6,110,350 stock options outstanding of which 5,153,438 were exercisable at prices between $0.27 and $1.78 per share and which, if fully exercised, would result in the receipt of approximately $2.5 million.

CREDITOR PROTECTION PROCEEDINGS

In September 2001, we sought creditor protection due to difficulty in raising funds. A proposal made by us to settle outstanding debts was accepted by our creditors and approved by the British Columbia Supreme Court in November 2001 and we were discharged from creditor protection in March 2002. See “Item 4 – A. Our History and Development”.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

To December 31, 2002, we were a development stage company and our primary expenditures were on research and development related to developing the RAMP diagnostic system. The following table summarizes research and development as well as patent and licensing expenses, both in dollar terms as well as a percentage of total operating expenses, for the last three fiscal years.

Fiscal Year	Research & Development Expenses ($)	Percentage of Operating Expenses	Patent and Licensing Expenses ($)	Percentage of Operating Expenses
2004	2,215,614	36%	196,331	3%
2003	2,153,828	49%	95,970	2%
2002	2,654,751	60%	277,816	6%

We plan to further leverage the RAMP System by continuing to develop additional tests for the medical and environmental markets. After sales and marketing, research and development is expected to be the largest non-product expense category as we continue to add tests to the RAMP System and grow our business.

D. TREND INFORMATION

As we have only recently begun commercial sales, it is still extremely early to make any predictions concerning the sales or market adoption of our products. However, there are several external trends underway which will have an impact on our business and prospects.

REGULATION

Although the market for biodefense detection equipment is currently unregulated, it is highly likely that future regulatory requirements in the biodefense testing market will come into effect, although the form and substance of these regulations remain highly uncertain. See “Item 4 – B. Business Overview – On Site Environmental Testing – Regulatory Approval”.

The medical device market is already characterized by a high degree of regulation governing the manufacture, sale and use of various medical devices. This trend is expected to continue.

In all markets, the effect of government regulations may be to prevent or to delay marketing and pricing of any new products for a considerable or indefinite period or to require additional studies prior to approval. Federal, state and foreign regulations, or lack thereof, regarding the sale of environmental testing devices are subject to change. We cannot predict what impact, if any, such changes may have on our business.

E. OFF-BALANCE SHEET ARRANGEMENTS

We have not had any off-balance sheet arrangements during the year ended December 31, 2004, nor did we have any off-balance sheet arrangements as at December 31, 2004 or as at March 31, 2005.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at December 31, 2004, we had the following contractual obligations:

Contractual Obligations	Total	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years
UBC License Fee	$89,500	$16,000	$31,500	$21,000	$21,000

See note 13 of our consolidated financial statements for the year ended December 31, 2004, for additional description of our contingent commitments.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Our current directors and officers, their positions and the periods during which each has served in their positions as directors or officers are as follows:

Name	Age	Position	Period Served
Stephen D. Holmes	51	Director, Chairman of the Board	Since 2002
William J. Radvak	42	Director President Chief Executive Officer	Since 1985 Since 2001 Since 2001
Brian G. Richards, P.Eng. (1)	43	Director Secretary Chief Operating Officer	Since 1987 Since Feb. 2004 Since January 2005
Dominique E. Merz, Ph.D.(2)	53	Director	Since 2002
Stan Yakatan	62	Director	Since January 2004
Sidney Braginsky	67	Director	Since November 2004
Paul C. Harris, Ph.D.	51	Vice President, Research and Development	Since 1998
Reed W. Simmons	52	Vice President, Manufacturing	Since 2003
Joanne M. Stephenson (3)	46	Vice President, Business Development	Since 2000
Michael R. Groves, Ph.D	54	Vice President, Sales and Marketing	Since November 2004
Robert G. Pilz (4)	39	Vice President, Finance and Chief Financial Officer	Since November 2004
(1)	Brian Richards also served as our Executive Vice President from 1996 to January 2005 and as our Chief Financial Officer from May 2004 to November 2004.

(2)
Dominique Merz acts as a nominee for Menderes Holding AG., an entity owned by a shareholder which beneficially owns 6,983,611 of our common shares or 10.3% of the outstanding common shares. See “Item 7 – A. Major Shareholders”.

(3)	Joanne Stephenson is the sister of William Radvak.

(4)	Robert Pilz also served as our Chief Financial Officer from January 2001 to January 2003.

Great American Insurance Companies has issued “Directors and Officers Liability” insurance to us for the period December 1, 2004 to December 1, 2005. The coverage includes the following key limits: $1,000,000 limit of liability, $25,000 for each claim other than a securities employment claim, $25,000 for each employment practices claim, and $100,000 for each securities claim. We do not carry key man insurance at this time, although we are currently assessing our requirements for such coverage.

The business background and principal occupations of the directors and senior management are as follows:

Stephen D. Holmes – Director, Chairman of the Board

Mr. Holmes has served as one of our directors since June 2002. He has been a partner in the law firm of Holmes Greenslade, Barristers and Solicitors, since 1981, a law firm which limits its practice to international tax, securities, and corporate/commercial law. Mr. Holmes has over 24 years of experience in Canadian corporate and securities law. Mr. Holmes holds undergraduate degrees in commerce and law from the University of British Columbia.

William J. Radvak - Director, President and Chief Executive Officer

Mr. Radvak has served as one of our directors since 1985 and has served as President and Chief Executive Officer since January 2001. He previously served as our President and Chief Operating Officer from July 1998 to February 2000 and prior to that, held various executive positions with us between the years 1992 and 1998. From March to June 2000 he was President and Chief Executive Officer of Advanced Interactive Inc., a company developing technologies for the interactive television and cable industries. Mr. Radvak has 16 years' experience in the finance and management of emerging growth companies, having served as a director or officer of six development stage enterprises. He also currently sits as a director on the board of a junior resource company. Mr. Radvak received his degree in Applied Science in 1986 from the University of British Columbia.

Brian G. Richards, P.Eng. - Director, Chief Operating Officer and Corporate Secretary

Mr. Richards has served as one of our directors since March 1987. He served as Executive Vice President from January 1996 to January 2005; as interim Chief Financial Officer from May 2004 to November 2004, and has served as Chief Operating Officer from January 2005 to present. He has been a principal of Dynamin Engineering Limited, a private engineering firm and holding company since June 1987. Mr. Richards has a degree in Applied Science from UBC and has 14 years of broad-based business experience with numerous emerging companies in the technology, retail and mining industries.

Dominique E. Merz, Ph.D. - Director

Dr. Merz has served as one of our directors since January 2002. He has been a principal of Diligens Officium LLC, of Laguna Beach, California, a private investment and consulting company, from April 2001 to present and a principal of Dr. Merz Consulting, an advertising agency serving national and international clients in Switzerland, from 1990 to 2000. Dr. Merz has been an active private investor and is a member of several angel venture capital organizations and has considerable international business experience, having previously worked as an internal auditor for Roche Pharmaceuticals and in marketing with a variety of international corporations including Volkswagon, IBM, Henkel, Cadbury and Novartis. Dr. Merz holds an undergraduate degree in law, an MBA and a Ph.D. in economics from the University of Basel, Switzerland. Dr. Merz serves on the boards of several small public and private companies in the U.S. and Canada, and is a trustee of the International Center for Economic Growth in San Francisco.

Stan Yakatan – Director

Mr. Yakatan has served as one of our directors since February 2004. He has extensive experience in sales, marketing and business development and as a Chairman and CEO of a variety of diagnostic, biotechnology and pharmaceutical companies. From 1999, he has been serving as the Chairman, President and Chief Executive Officer of Katan Associates, which furnishes advisory services on strategic planning, marketing and business development primarily to biotechnology, medical products and healthcare companies as well as assisting its clients in obtaining financing. He is also Chairman of BioComm, an Australian-based venture capital group. Since 1994, he has served as a consultant to Medical Science Partners, an international healthcare venture fund and a member of the investment committee of BioCapital, also a healthcare venture fund. As a part of his duties, Mr. Yakatan has served as the interim CEO of various start-up companies, including Quantum Biotechnologies, which develops research products for the molecular biology market, and CryoSurge, a medical device company. From July 1969 to July 1994, Mr. Yakatan advanced to executive officer positions with Sandoz, Inc., New England Nuclear, E.I. du Pont de Nemours & Co., ICN Pharmaceuticals Inc., New Brunswick Scientific, Inc., Unisyn Technologies, Inc., Proteine Performance, and Cystar, Inc. He is a frequent speaker at financial and biotechnology conferences around the world. He also currently serves as the strategic advisor to the state government of Victoria, Australia. Mr. Yakatan received his M.B.A. from the Wharton School of Business of the University of Pennsylvania.

Sidney Braginsky – Director

Mr. Braginsky has served as one of our directors since November 2004. Mr. Braginsky has 30 years of experience in the imaging and diagnostics industry. From October 1994 through December 1999, Mr. Braginsky served as President of Olympus America Inc., the U.S. subsidiary of Olympus Optical Co. Ltd., a multi-national corporation headquartered in Japan. Olympus is a leading producer of microscopes; automatic blood and fluid chemistry analyzers; measuring research and industrial products; and consumer products. With approximately 1,700 employees, Olympus America is responsible for sales, marketing, distribution and service in the United States, Canada, Mexico, the Caribbean and Central and South America. Under his guidance, Olympus America Inc. achieved annual revenues exceeding the billion-dollar mark. During his 27 years with Olympus, he served in many capacities including Executive Vice President and Chief Operating Officer of the Olympus Scientific Equipment Group, the division responsible for the sales and marketing of clinical and industrial microscopes. Since December 1999, he has served primarily as Chairman and CEO of Digilab LLC, a manufacturer and supplier of analytical instruments and systems for optical spectroscopy and microscopy.

Paul C. Harris, Ph.D. - Vice President, Research and Development

Dr. Harris has been our Vice President, Research and Development since June 1998. Dr. Harris brings over 25 years of broad-based business and technical experience including previous positions as Director of R&D at STC Technologies, Director of Systems Engineering and Manufacturing Operations at Microprobe Corporation and Vice President, Engineering at Cellpro lnc. As director of Systems Development at Genetic Systems division of Sanofi Diagnostics Pasteur for eight years, he led a team to develop the Combo System, the first automated system to test for AIDS and hepatitis, and later, the OMNI Procession analyzer. Dr. Harris received his Ph.D. degree in 1980 from the University of California, Irvine in Molecular Biology and Biochemistry, specializing in Immunology.

Reed W. Simmons – Vice President, Manufacturing

Mr. Simmons has been our Vice President, Manufacturing from March 2003 to present. Mr. Simmons has over 25 years of biomedical and biotechnology management experience. For more than 18 years, Mr. Simmons held various manufacturing and operational management positions, directly related to biotechnology and biomedical manufacturing, for divisions of pharmaceutical companies Smith-Kline Beckman, Bristol-Myers Squibb, and Sanofi-Synthelabo S.A. In 1985, Mr. Simmons joined the management team of one of Seattle’s earliest biotechnology start-ups, Genetic Systems Corporation, and was an integral part of developing and commercializing our first products. Those efforts resulted in one of the first Establishment and Biological Product Licenses for HIV in the U.S., and eventually, four additional Biological Product Licenses. From 1993 to 1999, Mr. Simmons was Vice-President & General Manager of a U.S. operating division of the French pharmaceutical company Sanofi-Synthelabo S.A., then the owner of Genetic Systems Corporation, and held full U.S. P&L responsibility in that role. In 1999, the division was sold to Bio-Rad Laboratories of Hercules, CA for $210 million and Mr. Simmons turned his interests to working with start-up and emerging biotechnology and biomedical companies by providing consultation and interim operational management and support.

Joanne M. Stephenson - Vice President, Business Development

Ms. Stephenson, has been our Vice President, Business Development since May 2000. Prior to this, she served as Manager of Business Development from September 1998 to May 2000 and Manager of Investor Relations from March 1996 to September 1998. Ms. Stephenson has over 20 years of experience in the technology and securities industries. She has developed and executed global business development, marketing, and communications strategies and has negotiated and managed strategic alliances in Japan, China, Korea, Europe and the United States. Ms. Stephenson studied biochemistry at the University of British Columbia and is completing her Masters of Business Administration.

Michael R. Groves, Ph.D. - Vice President, Sales and Marketing

Dr. Groves has been our Vice President, Sales and Marketing since November 2004. Dr. Groves is the former Vice President of International Sales and Marketing for both Abbott Point-of-Care and i-STAT Corporation. With more than 25 years of direct diagnostic industry experience, of which 19 years have been in developing and commercializing point-of-care diagnostics, Dr. Groves is now strategically managing and supporting our worldwide marketing, sales and distribution network, including all sales related functions, to generate significant market share and revenue growth from multiple RAMP product lines on a worldwide basis. Since 1981, Dr. Groves has held a variety of senior executive positions with leading diagnostic companies including Abbott Laboratories, i-STAT Corporation, and Johnson & Johnson subsidiary Ortho Diagnostic Systems. He has extensive experience in developing new product concepts into successful commercial systems in addition to managing international sales, strategic planning, regulatory affairs, and marketing efforts in the medical diagnostic industry. He has a strong scientific and business background, with skills in research & development and corporate management. Dr. Groves earned a Ph.D. in Biophysics from Flinders University, South Australia in 1976.

Robert G. Pilz - Vice President, Finance and Chief Financial Officer

Mr. Pilz has served as our Vice President, Finance and Chief Financial Officer since November 2004. Mr. Pilz also previously served as our Chief Financial Officer for a two-year term beginning in January 2001. From January 2003 through October 2004, Mr. Pilz served as Vice-President of Finance of Class Software Solutions Ltd., a private software company that was a leader in the North American parks and recreation market. Previously, from January 2000 to June 2000 he was Chief Financial Officer of Advanced Interactive Inc., a company developing technologies for the interactive television and cable industries. Mr. Pilz has over 15 years of business experience in areas, including finance, partnering, and strategic and operational planning. He has held positions with both large multinational and emerging technology firms. Mr. Pilz earned a Bachelor of Commerce degree (finance) from the University of British Columbia in 1989 and received his designation as a Certified Management Accountant in 1996.

William J. Radvak, Brian G. Richards, Joanne M. Stephenson and Robert G. Pilz have employment contracts with us as officers of our Company. The employment contracts are described under “Item 10 – C. Additional Information - Material Contracts”. Reed W. Simmons, Dr. Paul C. Harris and Dr. Michael R. Groves have consulting contracts with our Company which are also described under “Item 10 – C. Additional Information - Material Contracts”.

SCIENTIFIC ADVISORY BOARD

Management receives guidance from a Scientific Advisory Board, presently composed of the following members:

Robert H. Christenson, Ph.D., DABCC, FACB

Dr. Christenson is a Professor in the Departments of Pathology, and Medical and Research Technology, University of Maryland School of Medicine as well as the director of both point-of-care testing and clinical chemistry laboratories at the University of Maryland Medical Center. He is an internationally recognized leader in the clinical use of biochemical cardiac markers and the application of point-of-care technology and has been a member of the board of directors for the American Association for Clinical Chemistry (“AACC”) since 1996. He has authored more than 115 peer reviewed papers, letters and reviews; published several books and contributed more than 40 book chapters, and has presented at numerous conferences on the subject of biochemical markers of myocardial injury. Dr. Christenson holds a B.S. from the University of Massachusetts and a Ph.D. from Florida State University.

Stephen E. Kahn, Ph.D., DABCC, FACB

Dr. Kahn is Section Chief and Director of Chemistry, Toxicology, and Near Patient Testing at Loyola University Medical Center; is a past president of the AACC and current Chair of the AACC’s Troponin I Standardization Committee. Dr. Kahn is a Professor of Pathology, Cell Biology, Neurobiology, and Anatomy at Loyola University and an Associate Director of Clinical Laboratories. The author of over 100 peer-reviewed articles, chapters and abstracts, he is the recipient of the AACC 2001 award for Outstanding Contributions through Service to the Profession of Clinical Chemistry. Dr. Kahn’s research interests include protein markers of tissue injury, critical care and near patient testing, cardiac disease and cardiovascular risk assessment. Dr. Kahn holds a B.S. from Michigan State University and a Ph.D. from the University of Illinois.

E. Magnus Ohman, MB, FRCPI, FACC

Dr. Ohman is Professor of Medicine, Chief of Division of Cardiology at the University of North Carolina (“UNC”) at Chapel Hill, Director of UNC Heart Center, and Adjunct Professor of Clinical Epidemiology at UNC School of Public Health. He has served on the Steering Committee of ISIS-2, GUSTO I, II, III and IV, PARAGON, PURSUIT and SYMPHONY studies focused in the areas of heart attack research. Dr. Ohman has contributed over 300 articles, abstracts, book chapters, and invited publications to the medical press. He currently serves as Associate Editor for the American Heart Journal, and is a member of the Editorial Board of the American Journal of Cardiology, Canadian Journal of Cardiology, and Expert Opinion on Pharmacotherapy. Dr. Ohman received his medical degree from the National University of Ireland.

B. COMPENSATION

CHIEF EXECUTIVE OFFICER AND EXECUTIVE OFFICERS

Set out below are particulars of compensation paid by our Company to the following persons (the "Named Executive Officers"):

(a)	our Company's CEO;

(b)	our Company’s CFO;

(c)
each of our Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(d)
any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an officer of our Company at the end of the most recently completed financial year.

As at December 31, 2004, the end of the most recently completed financial year of our Company, our Company had four Named Executive Officers: William J. Radvak, President and Chief Executive Officer, Brian G. Richards, Chief Operating Officer, Robert G. Pilz, Vice President, Finance and Chief Financial Officer, and John Meekison, Former Chief Financial Officer.

Summary of Compensation

The following table is a summary of compensation paid or payable to the Named Executive Officers for the three fiscal years ended December 31, 2004, 2003, and 2002.

		Annual Compensation			Long-term Compensation	All Other Compensation ($)
Name and Principal Position	Years Ending	Salary ($)	Bonus ($)	Other Annual Compensat -ion ($)	Securities Under Options Granted (#)
William J. Radvak President and Chief Executive Officer	2004 2003 2002	125,000 125,000 138,108	Nil Nil 285	Nil Nil Nil	250,000 Nil 240,000	Nil 1,434 Nil
Brian G. Richards Chief Operating Officer (1) (2)	2004 2003 2002	115,625 100,000 114,583	Nil Nil 1,959	Nil Nil Nil	427,500 Nil 192,500	Nil 934 Nil
Robert G. Pilz Chief Financial Officer (1)	2004 2003 2002	20,833 Nil 126,583	Nil Nil Nil	Nil Nil Nil	250,000 Nil 91,000	Nil Nil Nil Nil Nil Nil
John Meekison Chief Financial Officer (1)	2004 2003 2002	39,641 81,256 Nil	Nil Nil Nil	Nil Nil Nil	Nil 250,000 Nil
(1)
Effective February 15, 2004, John Meekison left his position as full time Chief Financial Officer. We continued to retain Mr. Meekison in a financial consulting capacity on an as needed basis until mid-August 2004. Brian Richards was appointed Interim Chief Financial Officer effective May 7, 2004 until November 1, 2004 when Robert Pilz was appointed Vice President, Finance and Chief Financial Officer.

(2)	On January 14, 2005, Brian Richards was promoted from Executive Vice President to Chief Operating Officer.

BONUS INCENTIVE PLANS

Although we do not have a specific bonus incentive plan, from time to time we pay cash incentive bonuses to executives and employees. The bonuses are paid based on achieving certain corporate milestones and objectives and the amounts determined by senior management in the case of junior employees and the Compensation Committee of the Board of Directors in the case of the executive officers.

LONG-TERM INCENTIVE PLANS

We have no long-term incentive plan in place and there were no awards made under any long-term incentive plan to the Named Executive Officers during our fiscal year ended December 31, 2004. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, stock appreciation rights or restricted share compensation.

OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

During our fiscal year ended December 31, 2004, we made the following stock option awards to the Named Executive Officers:

Name	Securities Under Options Granted (#)	Percentage of Total Options Granted to Employees in Financial Year	Exercisable or Base Price ($ / Security)	Market Value of Securities Underlying Options on the Date of Grant ($ / Security)	Expiration Date
William J. Radvak	150,000 100,000	4.6% 3.0%	0.72 0.80	0.67 0.80	February 10, 2009 March 11, 2009
Robert G. Pilz	250,000	7.6%	0.80	0.80	November 1, 2009
Brian G. Richards	340,000 87,500	10.4% 2.7%	0.72 0.80	0.67 0.80	February 10, 2009 March 11, 2009
John Meekison	Nil	Nil	n/a	n/a	n/a
(1)	The market value is the closing market price of our Company's shares on the TSX Venture Exchange on the grant date for each option.

OPTION EXERCISES AND FISCAL YEAR END OPTION VALUES

The following table sets out stock options exercised by the Named Executive Officers during our fiscal year ended December 31, 2004 as well as value of stock options held by the Named Executive Officers as at December 31, 2004:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End ($) Exercisable / Unexercisable(1)
William J. Radvak	Nil	Nil	1,165,000 / 125,000	387,700 / 4,500
Brian G. Richards	140,000	Nil	816,250 / 213,750	242,725 / 10,200
Robert G. Pilz	70,000	36,450	62,500 / 187,500	Nil / Nil
John Meekison	250,000	66,500	Nil / Nil	Nil / Nil
(1)
In-the-money options are those where the market value of the underlying securities as at December 31, 2004 exceeds the option exercise price. The market value is calculated as the closing market price of our Company's shares as at December 31, 2004 (i.e. financial year end) on the TSX Venture Exchange, which was $0.78, less the exercise price for each option.

PENSION PLANS AND RETIREMENT BENEFITS

We do not provide retirement benefits for directors or executive officers.

COMPENSATION OF DIRECTORS

During our fiscal year ended December 31, 2004, no director who is not also a Named Executive Officer received compensation for services provided to us in their capacities as directors, consultants or otherwise except as described below.

We compensate Mr. Stephen Holmes in the amount of $1,000 per month as the Chairman of the Board of Directors and Chairman of the Compensation Committee, but have no other standard arrangement pursuant to which directors are paid a fee for their services in their capacity as directors, except for the granting from time to time of stock options.

During the year we paid a director, Mr. Dominique Merz, $15,522 for services rendered relating to a private placement, and paid another director, Mr. Stephen Holmes $5,000 for services rendered relating to a private placement.

During the financial year ended December 31, 2003, we entered into an agreement with Katan Associates International (“KAI”) under the terms of which we pay KAI a monthly retainer of U.S.$5,000 for strategic consulting services. Mr. Stan Yakatan is the Chairman and Managing Partner of KAI and became a director of our Company in February 2004. Inside directors do not receive separate compensation for their participation in board or committee meetings. We pay all reasonable expenses associated with directors’ attendance at, and participation in, Board and committee meetings, and other business to which a director attends. The Board annually reviews the adequacy and form of the compensation of directors and ensures the compensation reflects the responsibilities and risk involved in being an effective director.

During our fiscal year ended December 31, 2004, we made the following stock option awards to directors who are not also Named Executive Officers:

Securities Under Options Granted (#)	Exercisable or Base Price ($ / Security)	Market Value of Securities Underlying Options on the Date of Grant ($ / Security)	Expiration Date
150,000	0.50	0.435	January 30, 2007
475,000	0.72	0.67	February 10, 2007
50,000	0.80	0.80	March 11, 2007
(1)	The market value is the closing market price of our Company's shares on the TSX Venture Exchange on the grant date for each option.

Other than as disclosed herein, none of our directors, in their role as directors, have received any remuneration, other than reimbursement for travel and other out-of-pocket expenses incurred for our benefit during our fiscal year ended December 31, 2004.

C. BOARD PRACTICES

All directors hold office until the next annual general meeting of our shareholders or until they resign or are removed from office in accordance with our articles and the Business Corporations Act.

No directors have service contracts with us. Each director has formally consented to serve as a director and signed a confidentiality agreement with us.

From time to time the Board appoints, and empowers, committees to carry out specific functions on behalf of the Board. The following describes the current committees of the Board and their members:

AUDIT COMMITTEE

The members of our Audit Committee are Dominique E. Merz, Stephen D. Holmes and Brian G. Richards, two of which are non-management directors. Our Board of Directors is satisfied that Dominique Merz qualifies as an “audit committee financial expert” as defined by the SEC.

The following is a summary of our audit committee charter:

The audit committee (the “Committee”) has been appointed by the Board of Directors (the “Board”) to assist the Board in monitoring (1) the integrity of our financial statements, (2) the independent auditor's qualifications and independence, (3) the performance of our internal financial controls and audit functions and the performance of the independent auditors, and (4) our compliance with legal and regulatory requirements.

The Committee shall consist of at least three members of the Board, the majority of whom shall be “independent” as defined by, Multilateral Instrument MI 52-110 “Audit Committees” of the Ontario and Alberta Securities Commissions (“MI 52-110”). All Committee members shall be financially literate, as defined by MI 52 -110, or if recently appointed, become financially literate within a reasonable period of time.

The Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee. The external auditors shall receive notice of and have the right to attend all meetings of the Committee. Management representatives may be invited to attend all meetings except private sessions with the external auditors.

The external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any of our employees as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

In connection with the external auditors, the Committee shall, among other things (1) recommend to the Board a firm of external auditors to be engaged by us, and verify the independence of such external auditors, (2) oversee the work of the external auditors, (3) review and pre-approve the fee, scope and timing of audits and reviews, (4) pre-approve any non-audit engagements between the external auditors and our Company, and (5) discuss with the external auditors the quality and not just the acceptability of our accounting principles.

With respect to our public disclosure obligations, the Committee shall (1) review our quarterly financial statements, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto, (2) review and approve the financial sections of public reports of a financial nature requiring approval by the Board, and (3) review our compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information.

In connection with our internal controls, the Committee shall, among other things (1) review the appropriateness of our policies and business practices which impact on the financial integrity of our Company, including those relating to accounting, information systems and financial controls, management reporting and risk management, (2) review compliance under our business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate, (3) review any unresolved issues between management and the external auditors that could affect our financial reporting or internal controls, and (4) review our financial and auditing procedures and the extent to which recommendations made by the external auditors or any internal audit staff have been implemented.

COMPENSATION COMMITTEE

The Board has established a Compensation Committee, which is responsible for determining the compensation of our executive officers. The members of the Committee are William J. Radvak, Stephen D. Holmes and Stan Yakatan.

The Compensation Committee reviews the objectives, performance and compensation of the Chief Executive Officer at least annually and makes recommendations to the Board for any changes. The Committee makes recommendations based upon the Chief Executive Officer’s suggestions regarding the salaries and incentive compensation for senior officers. The Committee also reviews significant changes to benefits policies and compliance with current human resource management practices, such as pay equity, performance review and staff development. The Committee also approves the granting of any stock options.

D. EMPLOYEES

As at March 31, 2005 we had 61 full and part time employees and 5 consultants. As at December 31, 2004, we had 58 full and part time employees and 5 consultants. As at December 31, 2003, we had 36 full and part time employees and five consultants. As at December 31, 2002, we had 37 employees and five part-time consultants on staff.

Of the 61 full and part-time employees as at March 31, 2005, 57 employees work out of our Burnaby location and four employees work from separate locations the United States. Our employees and consultants as at March 31, 2005 are distributed among our operational groups as follows. The research and development team consists of 17 employees and one consultant, which has a core competency in immunoassay development. Specialized engineering consultants have been engaged over the course of the development of the RAMP System to implement specific design requirements. In this way, we are committed to long-term development of the product but maintain flexibility over managing selected human resources for the development of new tests and other project work related to the RAMP technology. The operations group consists of 23 employees and one consultant and has broad experience developing and implementing operating systems and directing manufacturing operations for in vitro diagnostic medical device manufacturing firms. The sales, marketing and business development group consists of 14 employees and one consultant and has broad experience in bringing POC diagnostics products to market. The administrative group, including the CEO and CFO, consists of seven employees and two consultants and has broad experience in the areas of finance, accounting and strategic and operational planning.

We believe that our relationship with our employees is good and none of the employees is a member of a labor union or is covered by a collective bargaining agreement. All senior management, employees and consultants are required to sign a confidentiality agreement. Our management team has experience in the fields of product management, immunodiagnostics research and development, finance, sales and marketing, quality systems, diagnostics manufacturing, and management of emerging growth companies.

E. SHARE OWNERSHIP

The following table sets out details of our shares and options that are directly or indirectly held by directors and executive officers as at March 31, 2005, based on 67,619,472 common shares issued and outstanding on such date:

Name	Number of Common Shares	Percentage of Outstanding Common Shares	Number of Common Shares held under Option	Exercise Price	Expiration Date
William J. Radvak	705,011	1.0%	280,000 120,000 400,000 240,000 150,000 100,000 1,290,000	$0.50 $0.50 $0.27 $0.50 $0.72 $0.80	February 7, 2006 February 12, 2006 November 21, 2006 November 20, 2007 February 10, 2009 March 11, 2009
Brian G. Richards, P.Eng.	786,926	1.2%	132,500 277,500 192,500 340,000 87,500 1,030,000	$0.50 $0.27 $0.50 $0.72 $0.80	February 12, 2006 November 21, 2006 November 20, 2007 February 10, 2009 March 11, 2009
Stephen D. Holmes	21,627	<1%	250,000 275,000 525,000	$0.86 $0.72	June 19, 2005 February 10, 2007
Dominique E. Merz, Ph.D.	590,000	<1%	200,000 50,000 250,000	$0.72 $0.80	February 10, 2007 March 11, 2009
Stan Yakatan	Nil	n/a	200,000(1) 150,000 350,000	$0.50 $0.50	August 1, 2005 January 30, 2007
Sidney Braginsky	Nil	n/a	150,000	$0.75	March 1, 2008
Paul C. Harris, Ph.D.	3,000	<1%	125,000 125,000 87,500 50,000 387,500	$0.50 $0.27 $0.50 $0.80	February 7, 2006 November 21, 2006 November 20, 2007 March 11, 2009
Reed W. Simmons	Nil	n/a	100,000 100,000 200,000	$0.50 $0.80	May 1, 2006 March 11, 2009
Joanne M. Stephenson	70,000	<1%	160,000 110,000 94,500 75,000 439,500	$0.50 $0.27 $0.50 $0.80	February 7, 2006 November 21, 2006 November 20, 2007 March 11, 2009
Robert G. Pilz	170,550	1	250,000	$0.80	November 1, 2009
Michael R. Groves, Ph.D.	Nil	n/a	250,000	$0.85	October 21, 2007
TOTAL	2,347,114		5,122,000
(1)	Held by Katan Associates, Inc. a company wholly owned by Stan Yakatan which received the options in its role as strategic consultant to our Company.

STOCK OPTION PLAN

We currently have two stock option plans for the benefit of our directors, officers, employees and consultants. The first plan was established in 1996 (the “1996 Plan”) and it has been amended several times to, among other things, increase the number of common shares available under the 1996 Plan for the granting of options. The 1996 Plan and all amendments thereto have been approved by our shareholders. The current number of shares reserved for the granting of options under the 1996 Plan is 11,500,000, of which 8,020,250 options are outstanding as at March 31, 2005.

All grants of options under the 1996 Plan are made by the Board of Directors or the Compensation Committee of the Board. The 1996 Plan requires that the option exercise price shall not be less than the average closing price of our shares for the ten trading days immediately preceding the date of grant. In addition, our policy is that the exercise price shall not be less than the closing price on the date of grant. All options granted under the 1996 Plan are for a term of up to a maximum of 10 years from the date of grant. Generally, options granted to directors, officers, employees or consultants vest over the later of 18 months in equal amounts every six-month period or a combination of operational milestones expected to occur over 18 months. The 1996 Plan requires that each option be subject to a vesting schedule pursuant to which not more than 25% of the initial aggregate number of shares which may be purchased under the option may vest in any six month period, on a cumulative basis.

The maximum number of common shares which may be reserved for issuance under the 1996 Plan to any one person at any time is 5% of the common shares outstanding on a non-diluted basis. The number of common shares subject to an option will be adjusted in the event of any subdivision or consolidation of the common shares or any dividend payable in common shares and in the event of certain other reorganizations or other events affecting the common shares, as determined by the Board of Directors.

STOCK OPTIONS

The following table summarizes all of our outstanding stock options as at March 31, 2005:

Date of Grant	Number of Options	Exercise Price	Expiry Date
1-Aug-96	2,500	0.27	1-Aug-05
6-Oct-97	12,500	0.27	1-Aug-05
2-Dec-97	200,000	0.50	2-Dec-05
28-Sep-00	2,500	0.27	11-Sep-05
7-Feb-01	101,250	0.27	7-Feb-06
7-Feb-01	565,250	0.50	7-Feb-06
12-Feb-01	5,500	0.27	12-Feb-06
12-Feb-01	252,500	0.50	12-Feb-06
15-Jun-01	39,600	0.50	15-Jun-06
21-Nov-01	1,001,000	0.27	21-Nov-06
14-Feb-02	5,500	0.51	14-Feb-07
1-Mar-02	100,000	0.61	1-May-05
1-Mar-02	50,000	0.61	1-Mar-07
5-Mar-02	20,000	0.62	5-Mar-07
20-Mar-02	3,850	0.68	20-Mar-07
1-Apr-02	10,500	0.95	1-Apr-07
9-Apr-02	5,500	1.00	9-Apr-07
23-Apr-02	36,850	1.05	23-Apr-07

6-Jun-02	5,500	0.73	6-Jun-07
19-Jun-02	250,000	0.86	19-Jun-05
12-Nov-02	15,000	0.51	12-Nov-05
18-Nov-02	5,000	0.51	18-Nov-07
20-Nov-02	37,500	0.50	20-Nov-05
20-Nov-02	714,400	0.50	20-Nov-07
25-Nov-02	22,700	0.49	25-Nov-07
6-Jan-03	12,500	0.65	6-Jan-06
6-Jan-03	2,750	0.65	6-Jan-08
24-Feb-03	27,500	0.57	24-Feb-08
1-Mar-03	1,650	0.54	1-Mar-08
21-Mar-03	8,800	0.53	21-Mar-08
4-Apr-03	3,600	0.53	4-Apr-08
7-Apr-03	40,000	0.53	7-Apr-08
1-May-03	100,000	0.50	1-May-06
24-Jul-03	12,500	0.40	24-Jul-08
1-Aug-03	275,000	0.50	1-Aug-05
1-Aug-03	50,000	0.75	1-Aug-05
27-Aug-03	100,000	0.75	7-Feb-06
27-Aug-03	50,000	0.50	27-Feb-06
27-Aug-03	50,000	0.75	27-Feb-06
15-Jan-04	3,300	0.50	14-Jan-09
30-Jan-04	100,000	0.50	30-Jan-06
30-Jan-04	268,750	0.50	30-Jan-07
30-Jan-04	52,750	0.50	30-Jan-09
2-Feb-04	10,000	0.45	2-Feb-09
10-Feb-04	475,000	0.72	10-Feb-07
10-Feb-04	490,000	0.72	10-Feb-09
13-Feb-04	2,200	0.74	13-Feb-09
23-Feb-04	2,750	0.80	23-Feb-04
4-Mar-04	2,750	0.77	4-Mar-09
11-Mar-04	50,000	0.80	11-Mar-07
11-Mar-04	629,200	0.80	11-Mar-09
29-Mar-04	110,000	0.87	29-Mar-09
29-Mar-04	80,000	1.00	1-Apr-09
29-Mar-04	5,500	1.07	12-Apr-09
29-Mar-04	6,500	1.27	26-Apr-09
17-Jun-04	3,850	1.00	17-Jun-09
2-Jul-04	2,650	0.90	2-Jul-09
27-Jul-04	7,700	0.73	27-Jul-09
30-Aug-04	27,500	0.74	30-Aug-09
7-Sep-04	3,850	0.74	7-Sep-09
13-Sep-04	5,500	0.74	13-Sep-09
5-Oct-04	40,000	0.80	5-Oct-07
13-Oct-04	10,000	0.90	13-Oct-09
22-Oct-04	250,000	0.85	22-Oct-07

25-Oct-04	50,000	0.79	25-Oct-09
1-Nov-04	300,000	0.80	1-Nov-09
8-Nov-04	55,500	0.77	8-Nov-09
15-Nov-04	116,500	0.80	15-Nov-09
6-Dec-04	11,550	0.77	6-Dec-09
3-Jan-05	25,000	0.78	2-Jan-10
6-Jan-05	15,000	0.89	6-Jan-10
10-Jan-05	15,000	0.78	10-Jan-10
17-Jan-05	115,000	0.78	17-Jan-10
24-Jan-05	21,350	0.73	24-Jan-10
31-Jan-05	3,850	0.68	31-Jan-10
7-Feb-05	18,700	0.66	7-Feb-10
18-Feb-05	200,000	0.75	18-Feb-07
1-Mar-05	150,000	0.75	1-Mar-08
15-Mar-05	3,850	0.75	15-Mar-10
21-Mar-05	80,000	0.69	21-Mar-10
TOTAL	8,020,250

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other person or entity. The following table sets forth certain information as of March 31, 2005 concerning the beneficial ownership of our common shares as to each person known to us that is the beneficial owner of more than 5% of our outstanding shares:

Title of Class	Identity of Person or Group	Number of Shares(1)	Percent of Class(2)
Common shares	Hans Moppert(3)	7,432,861	10.9%
Common shares	Othmar Iseli(4)	6,958,334	9.9%
Common shares	Menderes Holding AG(5)	4,982,861	7.3%
(1)
Includes, pursuant to General Instruction F to Form 20-F, securities for which the person has or shares the underlying benefits of ownership, including the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. Pursuant to General Instruction F, a person is also considered to be the beneficial owner of securities that the person has the right to acquire, as at March 31, 2005 or within 60 days after March 31, 2005, by option or other agreement.

(2)
Percent of class is calculated by dividing (x) the number of shares beneficially owned by the person, by (y) the sum of (i) the number of our common shares outstanding as at March 31, 2005, which was 67,619,472, and (ii) the number of shares not outstanding as at March 31, 2005 that the person is deemed to beneficially own.

(3)
Includes (i) 2,450,000 shares held individually, (ii) 4,533,611 shares held by Menderes Holding AG, a company 100% owned by Mr. Moppert, and (iii) 449,250 shares issuable upon exercise of warrants exercisable as at March 31, 2005 at an exercise price of $0.80 per share, held by Stiftung zur Foerderung der Lebensqualitaet, Basel, a foundation founded by Mr. Moppert.

(4)	Includes (i) 4,416,667 shares held individually and (ii) 2,541,667 shares issuable upon exercise of warrants exercisable as at March 31, 2005 at an average exercise price of $1.14 per share.

(5)	See footnote (3) above.

Our major shareholders do not have different voting rights than other shareholders.

To the best of our knowledge, Mr. Hans Moppert, either directly or through Menderes Holding AG, made his initial investment in us in October 1998 purchasing 500,000 units (consisting of 500,000 common shares and 500,000 common share purchase warrants), which equated to approximately 2.9% of the common shares outstanding. Since that time, Mr. Moppert has directly or indirectly participated in a number of our financings such that his total beneficial holdings of our common shares has increased to 10.3% of the common shares outstanding as at March 31, 2005. Mr. Moppert also beneficially owns warrants to purchase an additional 449,250 common shares. All the shares purchased by Mr. Moppert have been for investment purposes only.

To the best of our knowledge, Mr. Othmar Iseli made his initial investment in us in June 2004 purchasing 3,750,000 units (consisting of 3,750,000 common shares and 1,875,000 common share purchase warrants) which equated to approximately 6.1% of our common shares outstanding. Since that time, Mr. Iseli has participated in an additional private placement increasing his holdings to 6.5% of the common shares outstanding as at March 31, 2005. Mr. Iseli also owns warrants to purchase a total of 2,541,667 additional shares. All shares purchased by Mr. Iseli have been for investment purposes only.

As at March 31, 2005, we had 52 registered shareholders with addresses in the United States holding approximately 3,000,127 common shares or approximately 4.4% of the total number of issued and outstanding shares. 1,065,000 of the warrants outstanding as at March 31, 2005 are owned by U.S. residents. Residents of the United States may beneficially own common shares and warrants registered in the names of non-residents of the United States.

B. RELATED PARTY TRANSACTIONS

CONFLICTS OF INTEREST

Some of our directors and officers are also directors and officers of other reporting companies. It is possible, therefore, that a conflict may arise between their duties as a director or officer of our Company and their duties as a director or officer of such other companies. All such conflicts are disclosed by them in accordance with the British Columbia Business Corporations Act and they govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

In the event that any of our directors or officers has a material interest in any material contract or proposed contract involving our Company they are required to disclose their interest to the board of directors either in writing or in person at a meeting of the directors. Any such contract is then considered and approved by a majority of the disinterested directors. Additionally, any non-arm’s length or related party transaction that requires the approval of the TSX Venture Exchange will be subject to more restricted filing and disclosure requirements. Related party transactions are required to be disclosed in our financial statements.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our directors or executive officers or any of their associates are or have been indebted to us, or whose indebtedness to another entity has been the subject of a guarantee, support agreement or similar arrangement provided by us, during the three most recently completed fiscal years.

LOAN RELATED TRANSACTIONS DURING PAST THREE FISCAL YEARS

2001 Loans and Related Share Issuances

During our fiscal year ended December 31, 2001, we received loan proceeds from three of our directors and a shareholder. On April 1, 2002, we reached an agreement with these lenders to issue common shares as final settlement of our outstanding secured loans as at that date. We issued common shares at a price of $0.90 per share with a four-month hold period from the date of issue. The details of the debt settlement transactions are as follows:

Name of Lender	Relationship	Loan Amount ($)	Shares Issued (#)
Menderes Holding AG	Major Shareholder(1)	1,599,400	1,777,111
Brian G. Richards	Director, Chief Operating Officer and Secretary	100,000	111,111
Richard A. Grafton	Director	75,000	83,333
William J. Radvak	Director, President and Chief Executive Officer	20,000	22,222
(1)
One of our directors, Dominique E. Merz, is a financial advisor to the lender, Menderes Holding AG, who is one of our principal shareholders. In addition, Menderes Holding AG is owned by Mr. Hans Moppert, another of our major shareholders.

2002 Credit Facility Guarantees and Related Warrant and Note Issuances

During our fiscal year ended December 31, 2002, we obtained revolving demand loan credit facilities from The Toronto Dominion Bank for a total of U.S.$1,165,000 and a shareholder and certain of our directors guaranteed the loans. In consideration for providing the loan guarantees, we issued non-transferable share purchase warrants to the guarantors. The details of the loan guarantees and warrants issued were as follows:

Name of Guarantor	Relationship	Loan Guarantee Amount (U.S.$)	Loan Expiry Date	Warrants Issued (#)	Exercise Price	Warrant Expiry Date
Menderes Holding AG	Major Shareholder	500,000	June 30/03	410,426	$0.75	June 30/03(1)
Menderes Holding AG	Major Shareholder	500,000	Sept 30/03	700,621	$0.45	Sept 30/03(1)
Dominique E. Merz	Director	100,000	Sept 30/03	109,462	$0.55	Sept 30/03
Avenir Capital Corporation	Controlled by Richard A. Grafton, former Director	50,000	Sept. 30/03	57,323	$0.55	Sept. 30/03
William J. Radvak	Director, President and Chief Executive Officer	15,000	Sept 30/03	17,196	$0.55	Sept 30/03(1)
(1)	Guarantees were extended and the term of the related warrants was also extended to June 30, 2004.

Additionally, we increased the loan facility to U.S.$1,665,000. Menderes Holding AG provided a guarantee for the additional U.S.$500,000 of demand credit and was granted additional non-transferable share purchase warrants to purchase 793,542 of our common shares at a price of $0.46 per share until June 30, 2004.

In September 2003, U.S.$150,000 of the loan facility was terminated and we issued unsecured promissory notes to the guarantors of the terminated portion of the loan facility for the amount of the loan guarantees, and extended the term of the related warrants to June 30, 2004. The promissory notes bore interest at a rate of 9% per annum with U.S.$100,000 being repayable on October 31, 2003 and U.S.$50,000 repayable on December 31, 2003. On October 31, 2003, U.S.$55,000 of the U.S.$100,000 was repaid. An additional U.S.$50,000 was repaid on November 10, 2003, and the final balance of U.S.$45,000 was extended and repaid on January 16, 2004.

We repaid all amounts outstanding under the loan facility during the fiscal year ended December 31, 2004, and the loan facility and related guarantees terminated on December 30, 2004.

2003 Unsecured Loans

During the fiscal year ended December 31, 2003, we arranged loans in the form of unsecured promissory notes with four directors and senior officers, payable on demand and bearing interest at 9% totaling $287,990. Prior to the end of 2003 one of the loans was repaid in full and the other three loans were repaid in part. The balances outstanding at December 31, 2003 were:

Lender Name	Relationship To Company	Original Loan Amount (CDN$)	Loan Amount December 31, 2003 (CDN$)
Brian G. Richards	Director, Chief Operating Officer	60,000	47,000
Dominique E. Merz	Director	134,990	60,756
William J. Radvak	Director, President and Chief Executive Officer	83,000	70,000
John Meekison	Chief Financial Officer	10,000	Nil

All loans and accrued interest were repaid in full in the financial year ended December 31, 2004.

2004 Credit Facility Guarantee and Related Warrant Issuance

Upon the expiry of our revolving line of credit facility on December 30, 2004, we entered into a new U.S. $1,000,000 and otherwise identical facility established with The Toronto Dominion Bank that must be repaid by December 15, 2005. The credit facility is secured by a letter or credit guaranteed by Stiftung zur Foerderung der Lebensqualitaet, Basel, a foundation founded by Mr. Hans Moppert - one of our principal shareholders. As consideration for providing the guarantee, we issued to the foundation 449,250 warrants expiring on December 31, 2005, each warrant exercisable to purchase one common share for $0.80 per share. As at March 31, 2005, the line of credit remained fully available for future borrowings. See “Item 5 – D. Liquidity and Capital Resources – Outstanding Loans and Credit Facility”. See “Item 7 – A. Major Shareholders”.

We believe that all of the loan related transactions described above were on terms as favorable as could have been received from unrelated third party sources.

OTHER TRANSACTIONS DURING PAST THREE FISCAL YEARS

During the year ended December 31, 2002, we paid a fee of $7,300 for investor relations services to an individual who is a sibling of William Radvak, one of our directors and officers.

On July 7, 2003, we entered into a strategic consulting agreement with Katan Associates, Inc. (“Katan”), a California-based consulting firm specializing in providing strategic advisory services to biotechnology companies. Stan Yakatan, a senior partner of Katan, was appointed to our board of directors on February 4, 2004. Under the consulting agreement, we agreed to pay Katan a fee of U.S.$5,000 per month and granted Katan a stock option to purchase 200,000 common shares at an exercise price of $0.50 per share that vests over 18 months expiring August 1, 2005. Additionally, in the event that we complete an equity financing with an investor introduced by Katan and pre-qualified by us, we shall pay Katan a success fee equal to 5% of the gross proceeds provided by each investor introduced to us by Katan. The success fee is payable within 5 business days of closing of the financing. In the event we complete a partnering transaction with a prospective partner introduced by Katan and pre-qualified by us, and where licensing fees are paid to us by the partner, then we shall pay Katan a success fee of 5% of the licensing fee within 5 days of us receiving the funds. The agreement expires on June 30, 2005 and may be terminated by either party upon 30 days' written notice. We believe that the terms of the consulting agreement with Katan regarding success fees are fair and as favorable as could have been obtained from unrelated third parties.

During the financial year ended December 31, 2004, we paid a director, Mr. Dominique Merz, $15,522 for services rendered relating to a private placement, and paid another director, Mr. Stephen Holmes $5,000 for services rendered relating to a private placement.

We have also entered into management, employment and/or consulting agreements with a number of our executive officers. See Item 10 – C. Material Contracts”.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our audited consolidated financial statements including our consolidated balance sheets, consolidated statements of loss and deficit, and consolidated statements of cash flows for the years ended December 31, 2004, 2003,and 2002, the notes to those financial statements and the auditors’ report thereon, are included in this annual report.

EXPORT SALES

For our fiscal year ended December 31, 2004, we generated revenues from customers outside of Canada of $2,309,610 or 86% of total revenue of $2,676,881. As our main geographic markets are outside our home country, it is expected that export sales will account for the majority of revenues from product sales in future years.

LEGAL OR ARBITRATION PROCEEDINGS

We are defending a claim by a former employee for damages related to alleged inducement from a previous employer and misrepresentation. We have denied all allegations in the former employee’s Statement of Claim, however, have made an accrual for the potential costs relating to the claim. We do not expect the loss, if any, to have a material effect on our Company’s operating results.

See "Item 4 – A. Our History and Development" for a discussion of creditor protection proceedings during the year ended December 31, 2001.

DIVIDEND POLICY

We have not declared or paid any dividends on the outstanding common shares since our inception and we do not anticipate that we will do so in the foreseeable future. The declaration of dividends on our common shares is within the discretion of the Board of Directors and will depend on the assessment of, among other factors, earnings, capital requirements and the operating and financial condition. At the present time, anticipated capital requirements are such that we intend to follow a policy of retaining earnings in order to finance the further development of the business.

B. SIGNIFICANT CHANGES

No significant changes have occurred in our business since December 31, 2004.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our common shares have traded on the TSX Venture Exchange since October 1991 under the symbol "RBM". In July 2003, our common shares commenced trading on the Frankfurt Stock Exchange in Germany under the symbol “RBQ”. Our common shares are not regularly traded in an organized market in the United States.

The following table sets forth the high and low sales prices of our common shares on the TSX-VN for (i) each of the last five full fiscal years, (ii) each full financial quarter in the last two full fiscal years and any subsequent period, and (iii) each of the most recent six months:

	Common Share Price Canadian Dollars
	High	Low
Most Recent Six Months:
Month ended March 31, 2005	$0.80	$0.60
Month ended February 28, 2005	$0.78	$0.60
Month ended January 31, 2005	$0.90	$0.68
Month ended December 31, 2004	$0.85	$0.70
Month ended November 30, 2004	$0.90	$0.70
Month ended October 31, 2004	$0.98	$0.73
Financial Quarters for Last Two Fiscal Years and any Subsequent Period:
Quarter ended March 31, 2005	$0.90	$0.60
Year ended December 31, 2004:
Quarter ended December 31, 2004	$0.98	$0.70
Quarter ended September 30, 2004	$1.00	$0.64
Quarter ended June 30, 2004	$1.40	$0.81
Quarter ended March 31, 2004	$1.02	$0.39
Year ended December 31, 2003:
Quarter ended December 31, 2003	$0.53	$0.36
Quarter ended September 30, 2003	$0.55	$0.37
Quarter ended June 30, 2003	$0.62	$0.37
First Quarter ended March 31, 2003	$0.68	$0.46
Last Five Full Fiscal Years:
Fiscal year ended December 31, 2004	$1.40	$0.39
Fiscal year ended December 31, 2003	$0.68	$0.36
Fiscal year ended December 31, 2002	$1.30	$0.31
Fiscal year ended December 31, 2001(1)	$0.44	$0.06
Fiscal year ended December 31, 2000	$2.75	$0.23
(1)	From September 18, 2001 to October 19, 2001, the trading of our common shares on the TSX-VN was suspended due to creditor protection proceedings. See “Item 4 – A. Our History and Development.”

Our common shares, which have no par value, are issued in registered form. As at March 31, 2005, there are 67,619,472 common shares issued and outstanding. The transfer agent and registrar for our common shares is Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9.

ESCROWED SHARES

As at the date hereof, 825,000 of our common shares are being held in escrow for William J. Radvak, Radvak Engineering Ltd. and Brian Richards by Computershare Investor Services Inc., of 510 Burrard Street, Vancouver, British Columbia, subject to the orders of the TSX-VN. These common shares (the “Escrow Shares”) were issued to our original principals at a purchase price below the price of the common shares when listed on the TSX-VN and, as a result, are required by the TSX-VN and British Columbia securities laws to be held in escrow and were to be released to the principals on our achieving certain financial milestones. The Escrow Shares were previously held in escrow pursuant to the terms of an escrow agreement dated December 31, 1995 among us, Computershare Investor Services Inc., as escrow agent, and the holders of the Escrow Shares (the “1995 Escrow Agreement”).

The 1995 Escrow Agreement required the Escrow Shares to be released from escrow, on a pro-rata basis, based upon our cumulative cash flow, as evidenced by our annual audited financial statements. “Cash Flow” is defined in the Policies to mean net income or loss before tax, adjusted for certain add-backs. For each $0.02 of cumulative cash flow generated by us from our operations, one Escrow Share was to be released from escrow.

Since the date of the 1995 Escrow Agreement, the TSX-VN has changed its policy with regards to escrow shares and now allows escrow shares to be earned out over time. On June 21, 2004, an amendment to the terms of the escrow was approved by our shareholders such that the Escrow Shares will be released based on a six-year time release formula with a portion released every six months starting six months after the date of acceptance by the TSX-VN (August 12, 2004). The Escrow Shares are currently subject to an escrow agreement dated July 29, 2004 among us, Computershare Trust Company of Canada, as escrow agent, and the holders of the Escrow Shares (the “Escrow Agreement”). The Escrow Agreement is in the form required by the policies of the TSX-VN (the “Policies”) and provides that the Escrow Shares must remain in escrow until the regulatory authority having jurisdiction permits them to be released from escrow or requires them to be cancelled. The Escrow Shares are restricted and any dealings with them are subject to the direction or determination of the TSX-VN, or if our shares are no longer listed on the TSX-VN, the Executive Director under the Securities Act (British Columbia).

Holders of the Escrow Shares may not transfer Escrow Shares except in accordance with the Policies and only without objection of the TSX-VN. A holder of Escrow Shares may exercise all voting rights attached to the Escrow Shares, except in support of one or more arrangements that would result in repayment of capital being made on the Escrow Shares prior to winding up of our Company. Holders of Escrow Shares may receive any dividends on such Escrow Shares but may not participate in our assets or property on the winding up or dissolution of our Company.

A holder of Escrow Shares who ceases to be a principal, dies or becomes bankrupt, is entitled to retain any Escrow Shares then held by him and is not obliged to transfer or surrender the Escrow Shares to us or to any other person.

The following is the schedule of the release of the Escrow Shares:

RELEASE SCHEDULE OF ESCROW SHARES

Number of Escrow Shares	Release Dates	Percentage of Escrow Shares Released	Number of Escrow Shares Released
825,000	February 12, 2005	5%	41,250
783,750	August 12, 2005	5%	41,250
742,500	February 12, 2006	5%	41,250
701,250	August 12, 2006	5%	41,250
660,000	February 12, 2007	10%	82,500
577,500	August 12, 2007	10%	82,500
495,000	February 12, 2008	10%	82,500
412,500	August 12, 2008	10%	82,500
330,000	February 12, 2009	10%	82,500
247,500	August 12, 2009	10%	82,500
165,000	February 12, 2010	10%	82,500
82,500	August 12, 2010	10%	82,500

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our common shares are traded on the TSX-VN under the symbol "RBM" and on the Frankfurt Stock Exchange in Germany under the symbol RBQ. We are in the process of pursuing quotation of our common stock in the United States on the OTC Bulletin Board, but such quotation cannot be assured.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. ARTICLES OF ASSOCIATION.

We were incorporated as Little Bear Resources Ltd. under the predecessor to the Business Corporations Act on August 20, 1980 under number 214840. On October 15, 1991, we changed our name to Response Biomedical Corp. We have no restrictions on our business imposed by the Business Corporations Act. We are authorized to issue 100,000,000 common shares without par value, of which 67,619,472 common shares were issued and outstanding as of March 31, 2005. We do not have preferred shares or other classes of shares authorized.

All of the common shares rank equally as to voting rights, participation in a distribution of assets on a liquidation, dissolution or winding-up of our Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote at the meetings. Each common share carries with it the right to one vote. There are no limitations on the rights of holders to own common shares.

In the event of liquidation, dissolution or winding-up of our Company or other distribution of assets, the holders of the common shares will be entitled to receive, on a pro-rata basis, all of the assets remaining after we have paid out our liabilities. Although we currently do not pay dividends, a capital distribution in the form of dividends, if any, will be declared by the Board of Directors.

Provisions as to modification, amendment or variation of the rights attached to the common shares are contained in our articles and the Business Corporations Act. Generally speaking, substantive changes to the rights attached to the common shares or the creation of any new class of shares requires the approval of the holders of common shares by special resolution (at least three-quarters of the votes cast). The Business Corporations Act allows our shareholders to approve corporate matters by written consent resolution or at a general meeting.

There are no restrictions on the repurchase or redemption by us of common shares as long as we remain solvent. There are no indentures or agreements limiting the payment of dividends. There are no conversion rights, special liquidation rights, sinking fund provisions, pre-emptive rights or subscription rights attached to any common shares. Holders of common shares are not liable to further capital calls by us.

We currently have no shareholder rights plan or "poison pill" device in place that could prevent or delay a takeover bid for our Company. The Business Corporations Act allows for the adoption of such a plan and would require the approval of our shareholders by resolution.

The directors have the power to convene general meetings of our shareholders and to set the record date for such meetings to determine the shareholders of record entitled to receive notice of and attend and vote at such meetings. Meetings must be held annually, at least every 15 months, and if they are not convened by the directors, may be requisitioned by shareholders in certain circumstances. The directors must stand for election at each annual general meeting of shareholders. The shareholders holding at least 5% of the voting shares may also requisition a general meeting for the purpose of transacting special business provided certain conditions are met.

If one of our directors votes on a proposal, arrangement or contract in which the director is materially interested, the director is liable to account to us for any profit made as a consequence of our entering into or performing the proposed arrangement or contract, unless the arrangement or contract is reasonable and fair and is approved by a special resolution of the shareholders. A director is not deemed to be interested or have been interested at any time in a proposal, arrangement or transaction merely because it relates to the remuneration of a director in that capacity. The directors have the power to borrow money from any source and upon any terms and conditions on our behalf. There is no requirement that the directors hold shares in our Company to qualify as directors and there is no age limit requirement for directors.

Shareholders of our Company have the right to inspect many of the records kept at our records office, including our certificate of incorporation, our register of shareholders, our register of directors, minutes of shareholder meetings, consent resolutions of shareholders and our audited financial statements and accompanying auditor's reports.

Under the Business Corporations Act, a shareholder of our Company has the right to apply to court on the grounds that we are acting or propose to act in a way that is prejudicial to the shareholders. On such an application, the court may make such order as it sees fit including an order to prohibit any act proposed by our Company. In addition, the Business Corporations Act allows a shareholder or director of our Company, with leave of the court, to bring an action in our name and on our behalf to enforce an obligation owed to us that could be enforced by us or to obtain damages for any breach of such an obligation.

At our upcoming meeting of shareholders expected to be held on June 21, 2005, we will be asking our shareholders to approve certain changes to our constating documents in connection with our transition under the new Business Corporations Act that came into force on March 29, 2004, replacing the predecessor legislation that governed us. We will be seeking approval to, among other things, a new form of articles of association and an increase in our authorized share capital from 100,000,000 common shares to an unlimited number of common shares. If approved, the new articles will result in a special resolution of the holders of common shares (which is required for substantive changes to the rights attached to the common shares or the creation of any new class of shares) requiring a two-thirds rather than a three-quarters majority of the votes cast.

C. MATERIAL CONTRACTS

The following material contracts have been entered into by us in the preceding two years.

UBC LICENSE AGREEMENT

We entered into an agreement with UBC effective October 9, 2003, pursuant to which UBC granted to us an exclusive, geographically unrestricted license to use and sublicense certain issued patents and pending patent applications related to the RAMP technology and to manufacture, distribute and sell products developed in connection therewith. See “Item 4 – B. Business Overview – Intellectual Property – License from UBC” for a summary of the terms of this agreement, including the term of the license and our royalty payment obligations.

MANAGEMENT AGREEMENT – WILLIAM RADVAK

Effective May 1, 2003, we entered into an employment agreement with William Radvak pursuant to which he agreed to provide his services to us in the capacity of President & Chief Executive Officer. The agreement is for a period of two years. Under the agreement, Mr. Radvak is paid an annual salary of $125,000 and is able to participate in our stock option plan, participate in our employee medical, dental and life insurance plans, be reimbursed for reasonable out of pocket expenses, as well as earn incentive bonuses for up to 25% of his annual salary. In the event we secure sufficient funding to reach positive net cash flow, the agreement provides for the annual salary to be increased to $150,000 retroactive to January 1, 2003. The agreement further provides for a severance payment equal to one year’s salary plus 15% for loss of benefits in the event Mr. Radvak’s employment is terminated by us in breach of the agreement. In the situation where termination of Mr. Radvak is as a result of a change of control of our Company through an unsolicited takeover bid, the severance payment is increased to two years' salary plus 15% for loss of benefits. In a letter dated November 1, 2003, Mr. Radvak agreed to defer 50% of his salary until November 16, 2003 and thereafter defer 100% of his salary until such date as mutually agreed between Mr. Radvak and our Company. Mr. Radvak returned to a salary of $125,000 on July 16, 2004. To date all deferrals have been paid, but no retroactive payments triggered by the funding requirement have been made.

MANAGEMENT AGREEMENT – BRIAN RICHARDS

Effective May 1, 2003, we entered into a two-year employment agreement with Brian Richards pursuant to which he agreed to provide his services to us in the capacity of Executive Vice President. Under the agreement, Mr. Richards is paid an annual salary of $100,000 and is able to participate in our stock option plan, participate in our employee medical, dental and life insurance plans, be reimbursed for reasonable out of pocket expenses, as well as earn incentive bonuses for up to 20% of his annual salary. In the event we secure sufficient funding to reach positive net cash flow, the agreement provides for the annual salary to be increased to $125,000 retroactive to January 1, 2003. The agreement further provides for a severance payment equal to one year’s salary plus 15% for loss of benefits in the event Mr. Richards’ employment is terminated by us in breach of the agreement. In the situation where termination of Mr. Richards is as a result of a change of control of our Company through an unsolicited takeover bid, the severance payment is increased to two years' salary plus 15% for loss of benefits. In a letter dated November 21, 2003, Mr. Richards agreed to defer 50% of his salary as of November 21, 2003, until such date as mutually agreed between Mr. Richards and us. Mr. Richards returned to full salary of $125,000 on May 16, 2004. To date all deferrals have been paid, but no retroactive payments triggered by the funding requirement have been made.

MANAGEMENT AGREEMENT – JOANNE STEPHENSON

Effective May 1, 2003, we entered into a two-year employment agreement with Ms. Stephenson pursuant to which she agreed to provide her services to us in the capacity of Vice President, Business Development. Under the agreement, Ms. Stephenson is paid an annual salary of $100,000 and is able to participate in our stock option plan, participate in our employee medical, dental and life insurance plans, be reimbursed for reasonable out of pocket expenses, as well as earn incentive bonuses for up to 20% of her annual salary. In the event we secure sufficient funding to reach positive net cash flow, the agreement provides for the annual salary to be increased to $125,000 retroactive to January 1, 2003. The agreement further provides for a severance payment equal to one year’s salary plus 15% for loss of benefits in the event Ms. Stephenson’s employment is terminated by us in breach of the agreement. In the situation where termination of Ms. Stephenson is as a result of a change of control of our Company through an unsolicited takeover bid, the severance payment is increased to two years' salary plus 15% for loss of benefits. Ms. Stephenson’s salary was increased to $125,000 on May 16, 2004. To date, no retroactive payment has been made.

MANAGEMENT AGREEMENT – ROBERT G. PILZ

Effective November 1, 2004, we entered into a two-year employment agreement with Mr. Pilz pursuant to which he agreed to provide his services to us in the capacity of Vice President, Finance and Chief Financial Officer. Under the agreement, Mr. Pilz is paid an annual salary of $125,000 and is able to participate in our stock option plan, participate in our employee medical, dental and life insurance plans, be reimbursed for reasonable out of pocket expenses, as well as earn incentive bonuses for up to 20% of his annual salary. The agreement further provides for a severance payment equal to 6 months salary in the event that Mr. Pilz’s employment is terminated by us in breach of the agreement. In the situation where termination of Mr. Pilz is as a result of a change of control of our Company through an unsolicited takeover bid, the severance payment is increased to one year’s salary.

CONSULTING AGREEMENT – PAUL HARRIS, PHD

Effective May 1, 2003, we entered into a consulting agreement with Micron Engineering, owned by Paul Harris, Ph.D. pursuant to which he agreed to provide part-time services to us in the capacity of Vice President, Research and Development. The agreement was initially for a period of one year, expiring on April 30, 2004. Under the agreement, Dr. Harris was paid a consulting fee of U.S.$140,000 per annum, which was subsequently amended to U.S.$117,000 per annum, payable monthly based on an average of 12 work days per month. Additionally, Dr. Harris was able to participate in our stock option plan, be reimbursed for reasonable out of pocket expenses, as well as earn incentive bonuses for up to 20% of his annual consulting fee. The consulting agreement was terminable at any time by either Dr. Harris or us with 3 months written notice. On May 1, 2004, Dr. Harris’s contract was renegotiated under the same terms up to April 30, 2005.

CONSULTING AGREEMENT – REED W. SIMMONS

Effective March 10, 2003, we entered into a consulting agreement with Reed Simmons pursuant to which he agreed to provide his services to us in the capacity of Vice President, Manufacturing. The agreement was for a period of more than one year, expiring on April 30, 2004. Under the agreement, Mr. Simmons was paid a consulting fee in the amount of US$1,500 per week, payable monthly based on an average of 12 work days per month. Additionally, Mr. Simmons was able to participate in our stock option plan, be reimbursed for reasonable out of pocket expenses, as well as participate in any bonus plan enacted by us. The consulting agreement was terminable at any time by either Mr. Simmons or us with 30 days' written notice. Since July 1, 2004, Mr. Simmons has been paid U.S. $7500 per month. As at the date of filing of this annual report, we are in the process of negotiating a new agreement with Mr. Simmons.

CONSULTING AGREEMENT – MICHAEL R. GROVES

Effective November 15, 2004, we entered into a consulting agreement with Michael Groves pursuant to which he agreed to provide his services to us in the capacity of Vice President, Sales and Marketing. The agreement is for a period of one year. Under the agreement, Mr. Groves is paid a consulting fee in the amount of U.S.$13,000 per month, payable monthly based on an average of 12 work days per month. Additionally, Mr. Groves is able to participate in our stock option plan, and be reimbursed for reasonable out of pocket expenses. The consulting agreement may be terminated at any time by either Dr. Groves or us with 3 months written notice.

CONSULTING AGREEMENT – KATAN ASSOCIATES, INC.

On July 7, 2003, we entered into a strategic consulting agreement with Katan Associates, Inc. to obtain strategic advisory services. See “Item 7 - B. Related Party Transactions – Transactions During Past Three Fiscal Years”.

ESCROW AGREEMENT

On July 29, 2004, we entered into an escrow agreement with ourselves, certain of our shareholders and Computershare Investor Services Inc. governing the release of 825,000 common shares issued to our principals but held in escrow pursuant to the policies of the TSX-VN. This agreement replaces a performance escrow agreement entered into on December 31, 1995. See “Item 19 – A. Offer and Listing Details – Escrow Shares”.

DEMAND OPERATING FACILITY AGREEMENT AND RELATED GUARANTEE AGREEMENTS

On November 21, 2002 we entered into an agreement with the Toronto Dominion Bank for a revolving line of credit in the amount of U.S.$1,165,000, which was guaranteed, by certain shareholders and directors. The agreement was amended on December 31, 2002. On June 18, 2003, the line of credit was increased to U.S.$1,665,000 and a portion of the loan facility and the related guarantees were extended. In September 2003, U.S.$150,000 of the loan facility was terminated leaving U.S.$1,515,000 available under the facility. This facility expired December 30, 2004 and a new and otherwise identical facility in the amount of U.S.$1,000,000 was entered into with the Toronto Dominion Bank which must be fully repaid by December 15, 2005. The facility is guaranteed by a foundation that was founded by our largest shareholder. See “Item 5 – D. Liquidity and Capital Resources – Outstanding Loans and Credit Facility” and “Item 7 – B. Related Party Transactions – Loan Related Transactions During Past Three Fiscal Years”.

D. EXCHANGE CONTROLS

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of our common shares, other than withholding tax requirements. See "Item 10 – Canadian Federal Income Taxation" and "Certain United States Federal Income Tax Consequences".

There is no limitation imposed by Canadian law or by our charter or other constituent documents on the right of a non-resident to hold or vote our common shares, other than as provided in the Investment Canada Act (Canada) (the

"Investment Act"). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of our Company. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian other than a "WTO Investor" (as defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we are not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was Cdn.$5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of our assets. An investment in our common shares by a WTO Investor, or by a non-Canadian when we were controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment in 2005 to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, exceeds Cdn.$250 million. A non-Canadian would acquire control of us for the purposes of the Investment Act if the non-Canadian acquired a majority of our common shares. The acquisition of less than a majority but one third or more of the common shares would be presumed to be an acquisition of control of us unless it could be established that, on the acquisition, we were not controlled in fact by the acquiror through the ownership of common shares.

Certain transactions relating to our common shares would be exempt from the Investment Act, including:

(a)	acquisition of our common shares by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b)	acquisition of control of us in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)
acquisition of control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of common shares, remained unchanged.

E. TAXATION

CANADIAN FEDERAL INCOME TAXATION

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person (an "Investor") who acquires one or more of our common shares and who at all material times for the purposes of the Income Tax Act (Canada) (the "Canadian Act") deals at arm's length with us, holds all common shares solely as capital property, is a non-resident of Canada, and does not, and is not deemed to, use or hold any common share in or in the course of carrying on business in Canada. It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention (1980) (the "Treaty") as amended. This summary takes into account all specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the government of Canada to the date hereof and our understanding of the current published administrative and assessing practices of Canada Revenue Agency. It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. Except to the extent otherwise expressly set out herein, this summary does not take into account any provincial, territorial or foreign income tax law or treaty.

This summary is not, and is not to be construed as, tax advice to any particular Investor. Each prospective and current Investor is urged to obtain independent advice as to the Canadian income tax consequences of an investment in common shares applicable to the Investor's particular circumstances.

An Investor generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Investor on a disposition of a Common share unless the Common share constitutes "taxable Canadian property" to the Investor for purposes of the Canadian Act and the Investor is not eligible for relief pursuant to an applicable bilateral tax treaty. A Common share that is disposed of by an Investor will not constitute taxable Canadian property of the Investor provided that the Common share is listed on a stock exchange that is prescribed for the purposes of the Canadian Act (the TSX-VN is so prescribed), and that neither the Investor, nor one or more persons with whom the Investor did not deal at arm's length, alone or together at any time in the five years immediately preceding the disposition owned 25% or more of the issued shares of any class of our capital stock. In addition, the Treaty generally will exempt an Investor who is a resident of the United States for the purposes of the Treaty, and who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the Investor on the disposition of a Common share, from such liability provided that the value of the Common share is not derived principally from real property (including resource property) situated in Canada or that the Common share does not represent personal property forming part of the business property of a "permanent establishment" or personal property pertaining to a "fixed base, as those terms are defined for the purposes of the Treaty, available to the Investor in Canada. The Treaty may not be available to a non-resident investor that is a U.S. limited liability corporation which is not subject to tax in the U.S.

Any dividend on a Common share, including a stock dividend, paid or credited, or deemed to be paid or credited, by us to an Investor will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty. Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common share to an Investor who is a resident of the United States for the purposes of the Treaty will be reduced to 5% if the beneficial owner of the dividend is a company that owns at least 10% of our voting stock, and in any other case will be reduced to 15%, of the gross amount of the dividend. It is Canada Revenue Agency's position that the Treaty reductions are not available to an Investor that is a "limited liability company" resident in the United States. We will be required to withhold any such tax from the dividend, and remit the tax directly to the Canada Revenue Agency for the account of the Investor.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material United States Federal income tax law for U.S. holders that hold such common shares as a capital asset, as defined under the United States Federal income tax law and is limited to discussion of U.S. Holders that own less than 10% of the common stock. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Item 10 –Additional Information - Canadian Federal Income Taxation" and "Certain United States Federal Income Tax Consequences".

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our common shares and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. HOLDERS

As used herein, a "U.S. Holder" is a holder of our common shares who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust. For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, U.S. Holders subject to the alternative minimum tax and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

DISTRIBUTIONS ON COMMON SHARES

U.S. Holders, who do not fall under any of the provisions contained under within the "Other Consideration for U.S. Holders" section, and receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. See more detailed discussion at "Foreign Tax Credit" below. U.S. Holders receiving distributions (including constructive distributions) with respect to our common shares are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that distributions exceed current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

With effect from January 1, 2003, the United States reduced the maximum tax rate on certain qualifying dividend distributions to 15% (5% for certain U.S. Holders). In order for dividends paid by foreign corporations to qualify for the reduced rates, (1) the foreign corporation must meet certain requirements, including that it not be classified as a foreign investment company or a passive foreign investment company for the United States federal income tax purposes in either the taxable year of the distribution or the preceding taxable year, and (2) the U.S. Holder must meet the required holding period. In order to meet the required holding period, the U.S. Holder must hold our common shares for at least 60 days during the 120-day period beginning 60 days before the ex-dividend date.

There is the possibility that our common shares are passive foreign investment company shares. As such, any dividends on our common shares may not be eligible for the reduced maximum tax rates.

FOREIGN TAX CREDIT

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, and who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces the United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. For years beginning after 2006, foreign tax credits will be limited to passive and general income only. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF COMMON SHARES

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, and will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in our common shares. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder unless we were to become a controlled foreign corporation. For the effect on us of becoming a controlled corporation, see "Controlled Foreign Corporation Status" below. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS FOR U.S. HOLDERS

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of our common shares:

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that it might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes but is not limited to interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if we are a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of

"passive income" is 50% or more. Our first product sales revenues were generated in 2002 and we have generated significant contract service revenues years prior. As such, we believe that we are currently not a PFIC, however, depending on the year a share was purchased, we may be a PFIC for some shares

As a PFIC, each U. S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat us as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which we qualify as a PFIC on his pro-rata share of our (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of our net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible at all in taxable years beginning after 1990.

The procedure a U.S. Holder must comply with in making an timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, we qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may also elect to recognize as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if we are a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits. (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if we no longer qualify as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain "excess distributions", as specially defined, by us.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to our first taxable year during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If we are a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then it will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which we are a PFIC and the U.S. Holder holds our common shares) (a "Non-Pedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to our common shares while it is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of our common shares are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in us.

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions."

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENTS BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

Copies of all filings made with the Securities and Exchange Commission can be obtained from www.sec.gov. Copies of all documents filed with the securities commissions in Canada can be obtained from the website located at www.sedar.com.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We maintain an operating line of credit with The Toronto Dominion Bank for a maximum U.S.$1,000,000. The line of credit is denominated in U.S. dollars and bears interest at business prime which at December 31, 2004 and at March 31, 2005 was 4.25% . As a consequence, we are exposed to both fluctuations in interest rates and exchange rates between the U.S. and Canadian dollar. A significant rise in interest rates could have a negative material impact on us.

We conduct a considerable amount of our business outside of Canada and many of our purchase and sales transactions in our fiscal year ended December 31, 2004 were made in U.S. dollars. For this purpose, we maintain U.S. currency accounts for transactions in U.S. dollars. Our business transactions gave rise to a foreign exchange loss of $9,757 in fiscal year 2004, foreign exchange gain of $15,848 in fiscal year 2003 and foreign exchange losses of $8,461 in fiscal year 2002, We do not have any foreign currency hedging instruments in place.

We are also exposed to further currency risk as our line of credit is denominated in U.S. dollars. The amount of available credit will fluctuate depending on the prevailing exchange rate between the Canadian and U.S. dollar. A significant rise in the Canadian dollar against the U.S. dollar may have a negative material impact on us by lowering the amount of credit available under the operating line.

Our operating line of credit, secured by a letter of credit guaranteed by one of our largest shareholders, which is currently for U.S.$1,000,000 is the equivalent of $ 1,209,400 at the exchange rate of 1.2094 as at March 31, 2005. The current balance on the operating line of credit, as of March 31, 2005, is $Nil. Interest is based on the prime business rate of The Toronto-Dominion Bank (4.25% as at March 31, 2005). Historical data from the last six months ended March 31, 2005 is represented in the following table:

	Exchange Rate (CDN$ / U.S.$)	Credit Limit (CDN $)	Prime Business Interest Rate
Average Canadian	1.2235	1,223,484	4.22%
Median Canadian	1.2257	1,225,650	4.25%
Maximum Canadian	1.2725	1,272,500	4.25%
Minimum Canadian	1.1774	1,177,400	4.00%
Standard Deviation	0.0212	21,156	0.08%
Rate as of March 31, 2005	1.2094	1,209,400	4.25%

Historical data from the last year ended December 31, 2004 is represented in the following table:
Date	Exchange Rate (CDN$ / U.S.$)	Credit Limit (CDN $)	Prime Business Interest Rate
Average Canadian	1.3015	1,301,520	4.00%
Median Canadian	1.3147	1,314,700	4.00%
Maximum Canadian	1.3968	1,396,800	4.50%
Minimum Canadian	1.1774	1,177,400	3.75%
Standard Deviation	0.0546	54,598	0.24%
Rate as of December 31, 2004	1.2036	1,203,600	4.25%

As per the following table, a change of 10 basis points in the U.S. exchange rate would result in a CDN $10,000 change in the credit limit available.

U.S. Exchange Rate	Credit limit (U.S.$)	Credit limit (CDN$)	Change (CDN$)
1.20	1,000,000	1,200,000
1.21	1,000,000	1,210,000	10,000
1.22	1,000,000	1,220,000	10,000
1.23	1,000,000	1,230,000	10,000
1.24	1,000,000	1,240,000	10,000
1.25	1,000,000	1,250,000	10,000
1.26	1,000,000	1,260,000	10,000
1.27	1,000,000	1,270,000	10,000
1.28	1,000,000	1,280,000	10,000
1.29	1,000,000	1,290,000	10,000
1.30	1,000,000	1,300,000	10,000
1.31	1,000,000	1,310,000	10,000

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

We have carried out an evaluation, under the supervision and with the participation of management, including our President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2004, the end of the period covered by this report. Based upon that evaluation, our President and Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective, as of December 31, 2004, in enabling us to record, process, summarize and report information required to be included in reports that we file or submit under the such Act. No change occurred in our internal control over financial reporting during the year ended December 31, 2004 that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors is satisfied that Dominique Merz qualifies as a “financial expert” as defined by the SEC. Mr. Merz is chair of the audit committee and is a non-management director. Mr. Merz is “independent” under the independence standards of the Nasdaq.

ITEM 16B CODE OF ETHICS

Effective April 27, 2005, we have amended our code of ethics, that applies to all employees, including the executive officers, to clearly address the guidance provided by the SEC in this area. A copy of the code of ethics may be requested from the Corporate Secretary.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by our external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees (1)	Tax Fees (2)	All Other Fees (3)
2004 2003	$49,000 $56,055	$ 47,000 $Nil	$Nil $Nil	$Nil $Nil
(1)	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees".
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees for services other than disclosed in any other column.

Before we engage E&Y to render audit or non-audit services, the engagement is pre-approved by our audit committee. Our audit committee reviews E&Y engagements letters for audit and non-audit services.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to "Item 18 -"Financial Statements".

ITEM 18. FINANCIAL STATEMENTS

We are filing with this annual report, pursuant to Item 18, audited consolidated financial statements of our Company, including consolidated balance sheets, consolidated statements of loss and deficit and consolidated statements of cash flows, as at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, the notes to those statements and the auditors' report thereon.

All financial statements herein are stated in accordance with Canadian generally accepted accounting principles. Such financial statements have been reconciled to United States GAAP. For the history of exchange rates which were in effect for United States dollars against Canadian dollars, see "Item 3 - Currency Exchange Rates".

ITEM 19. EXHIBITS

Exhibit
Number	Name of Exhibit

1.1	Notice of Articles of the Company.
1.2	Articles of the Company.*
2.1	Form of our common share certificate.*
2.2	Escrow Agreement dated July 29, 2004.
4.1	License Agreement dated October 9, 2003 between Response Biomedical Corp. and University of British Columbia.*
4.2	Management Agreement dated May 1, 2003 between Response Biomedical Corp. and William Radvak and amendment letter dated November 1, 2003.*
4.3	Management Agreement dated May 1, 2003 between Response Biomedical Corp. and Brian Richards and amendment letter dated November 21, 2003.*
4.4	Management Agreement dated May 1, 2003 between Response Biomedical Corp. and Joanne Stephenson.*
4.5	Consulting Agreement dated May 1, 2004 between Response Biomedical Corp. and Paul Harris, PhD
4.6	Consulting Agreement dated March 10, 2003 between Response Biomedical Corp. and Reed Simmons.*
4.7	Consulting Agreement dated July 7, 2003 between Response Biomedical Corp. and Katan Associates, Inc.*
4.8	1996 Stock Option Plan, as amended June 21, 2004.
4.9	Form of our share purchase warrant prior to December 30, 2004.*
4.10	Form of our share purchase warrant effective December 30, 2004.
4.11	Demand Operating Facility Agreement dated December 31, 2004 between Response Biomedical Corp. and The Toronto-Dominion Bank.
4.12	Irrevocable Guarantee Agreement dated December 31, 2004 between Response Biomedical Corp. and Stiftung zur Foerderung der Lebensqualitaet, Basel.
4.13	Consulting Agreement dated October 22, 2004 between Response Biomedical Corp. and Dr. Michael Groves.
4.14	Management Agreement November 1, 2004 between Response Biomedical Corp. and Robert Pilz.
8.1	List of our subsidiaries.*
12.1	Section 302 Certification of CEO
12.2	Section 302 Certification of CFO
13.1	Section 906 Certification of CEO
13.2	Section 906 Certification of CFO

*Previously filed as exhibits to, and incorporated herein by reference from, our Company’s Registration Statement on Form 20-F (File No.: 0-50571 filed on February 4, 2004).

SIGNATURES

We hereby certify that we meet all of the requirements for filing on Form 20 F and that we have duly caused and authorized the undersigned to sign this annual report on our behalf.

RESPONSE BIOMEDICAL CORP. "William J. Radvak"
William J. Radvak President and Chief Executive Officer

Date: April 29, 2005

CONSOLIDATED FINANCIAL STATEMENTS

Response Biomedical Corp.
(Expressed in Canadian dollars)
December 31, 2004 and 2003

AUDITORS’ REPORT

To the Shareholders of
Response Biomedical Corp.

We have audited the consolidated balance sheets of Response Biomedical Corp. as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, the Company changed its policy for the method of accounting for stock-based compensation during 2003.

Vancouver, Canada,	/s/ Ernst & Young LLP
March 4, 2005.	Chartered Accountants

Comments by Auditors for United States Readers on Canada-United States Reporting Difference

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Although we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated March 4, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada,	/s/ Ernst & Young LLP
March 4, 2005.	Chartered Accountants

Response Biomedical Corp.
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation]

As at December 31	(Expressed in Canadian dollars)

	2004	2003
	$	$

ASSETS
Current
Cash	2,716,902	856
Short-term investment [note 8]	2,500	2,500
Trade receivables [note 4]	244,785	151,558
Other receivables	38,277	11,582
Inventories [note 5]	1,024,111	574,280
Prepaid expenses and other	52,076	14,380
Total current assets	4,078,651	755,156
Capital assets [note 6]	394,253	288,162
Deferred loan costs [note 7]	71,880	138,016
	4,544,784	1,181,334

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current
Bank indebtedness [note 8]	—	1,401,786
Accounts payable and accrued liabilities	859,502	709,872
Loans payable to shareholders and directors [note 9]	—	180,279
Deferred revenue - current portion	90,505	51,208
Deferred lease inducement - current portion	7,450	7,450
Total current liabilities	957,457	2,350,595
Deferred revenue	155,271	—
Deferred lease inducement	1,240	8,687
	1,113,968	2,359,282
Commitments and contingencies [notes 10[e] and 13]
Shareholders’ equity (deficiency)
Share capital [note 10[a]]	35,606,778	28,821,536
Contributed surplus [notes 8, 10[a] and 10[c]]	3,662,970	900,473
Deficit	(35,838,932)	(30,899,957)
Total shareholders’ equity (deficiency)	3,430,816	(1,177,948)
	4,544,784	1,181,334

See accompanying notes

On behalf of the Board:

Director	Director

Response Biomedical Corp.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
[See Note 1 - Basis of Presentation]

Years ended December 31	(Expressed in Canadian dollars)

	2004	2003	2002
	$	$	$

REVENUE
Contract service fees and revenues from
collaborative research arrangements [note 14]	549,685	455,958	37,250
Product sales [note 14]	2,127,196	827,795	151,958
Total revenue	2,676,881	1,283,753	189,208
Less: cost of sales - products and services	1,304,447	730,967	41,579
Gross profit	1,372,434	552,786	147,629

EXPENSES
General and administrative [note 11]	1,443,707	1,210,118	1,168,855
Research and development	2,215,614	2,153,828	2,654,751
Marketing and business development [note 13[c]]	1,657,318	852,486	454,028
Stock-based compensation [note 10[c]]	814,682	136,918	136,000
Total expenses	6,131,321	4,353,350	4,413,634

OTHER EXPENSE
Interest expense [notes 8 and 9]	35,263	78,304	2,092
Loan costs [notes 7 and 8]	138,016	329,039	443,981
Interest income	(2,948)	(457)	(6,066)
Miscellaneous income	—	—	(24,985)
Gain on settlement with creditors	—	—	(15,832)
Foreign exchange (gain) loss	9,757	(15,848)	8,461
Total other expense	180,088	391,038	407,651
Loss for the year	(4,938,975)	(4,191,602)	(4,673,656)

Deficit, beginning of year	(30,899,957)	(26,708,355)	(22,034,699)
Deficit, end of year	(35,838,932)	(30,899,957)	(26,708,355)

Loss per common share - basic and diluted
[note 10[f]]	($0.08)	($0.09)	($0.11)

Weighted average number of common shares
outstanding [note 10[f]]	58,713,725	48,164,132	43,228,309

See accompanying notes

Response Biomedical Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS
[See Note 1 - Basis of Presentation]

Years ended December 31	(Expressed in Canadian dollars)

	2004	2003	2002
	$	$	$

OPERATING ACTIVITIES
Loss for the year	(4,938,975)	(4,191,602)	(4,673,656)
Add (deduct) items not involving cash:
Amortization of capital assets	206,816	135,816	79,200
Gain on settlement with creditors	—	—	(15,832)
Stock-based compensation	814,682	136,918	136,000
Amortization of deferred loan costs	138,016	329,039	443,981
Deferred leasehold inducement	(7,447)	16,137	—
Changes in non-cash working capital:
Trade receivables	(93,227)	(24,330)	(127,228)
Other receivables	(26,695)	15,324	(7,862)
Inventories	(449,831)	(246,283)	(327,997)
Prepaid expenses and other	(37,696)	84,531	(26,398)
Accounts payable and accrued liabilities	149,630	311,613	47,104
Deferred revenue	194,568	—	(37,250)
Cash used in operating activities	(4,050,159)	(3,432,837)	(4,509,938)

INVESTING ACTIVITIES
Deposit on capital asset purchase	—	—	(16,557)
Purchase of capital assets	(312,907)	(197,495)	(130,059)
Short-term investments	—	(2,500)	—
Cash used in investing activities	(312,907)	(199,995)	(146,616)

FINANCING ACTIVITIES
Proceeds from issuance of common shares
and warrants, net of share issue costs [note 10[a]]	8,661,177	3,253,964	3,040,509
Proceeds from (repayment of) bank indebtedness	(1,401,786)	198,370	1,203,416
Proceeds from (repayment of) loans from shareholders
and directors	(180,279)	180,279	325,320
Cash provided by financing activities	7,079,112	3,632,613	4,569,245

Increase (decrease) in cash during the year	2,716,046	(219)	(87,309)
Cash, beginning of year	856	1,075	88,384
Cash, end of year	2,716,902	856	1,075

Supplemental disclosure
Interest paid	35,263	78,304	2,092

See accompanying notes

1. BASIS OF PRESENTATION

Response Biomedical Corp. (the “Company”) was incorporated on August 20, 1980 under the predecessor to the Business Corporations Act (British Columbia). The Company is engaged in the research, development and commercialization of diagnostic technologies for the medical point of care (“POC”) and on-site environmental testing markets. POC and on-site diagnostic tests (or assays) are simple, non-laboratory based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and/or dipsticks. Since 1996, the Company has developed and commercialized a proprietary diagnostic system called RAMP® (Rapid Analyte Measurement Platform).

The RAMP System is a portable fluorescence immunoassay-based diagnostic technology that combines the performance of a clinical lab with the convenience of a dipstick test - establishing a new paradigm in diagnostic testing. Immunoassays are extremely sensitive and specific tests used to identify and measure small quantities of materials, such as proteins. Any biological molecule and most inorganic materials can be targeted. Accordingly, the RAMP technology is applicable to multiple distinct market segments and many products within those segments. RAMP tests are now commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

At December 31, 2004, the Company had incurred significant losses and had an accumulated deficit of $35,838,932. The Company’s ability to continue as a going concern is uncertain and dependent upon its ability to achieve profitable operations, obtain additional capital and dependent on the continued support of its shareholders. Management is planning to raise additional capital to finance expected growth. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management will be required to curtail the Company’s operations.

These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue in business.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 16. A summary of the significant accounting policies are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of Response Biomedical Corp. and its wholly-owned subsidiaries, Response Biomedical Inc., an inactive United States company with nominal assets and liabilities and Response Development Inc., an inactive Canadian company with nominal assets and liabilities.

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Short-term investments

Short-term investments, which consist of financial instruments purchased with an original maturity of greater than three months and less than one year, are recorded at the lower of cost and market.

Inventories

Raw materials inventory is carried at the lower of actual cost, determined on a first-in first-out basis, and replacement cost. Finished goods and work in process inventories are carried at the lower of weighted average cost and net realizable value. Cost of finished goods and work in process inventories includes materials, direct labour and applicable overhead.

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Capital assets

Capital assets are recorded at cost and amortized over their estimated useful lives using the straight-line method as follows:

Office and laboratory furniture and equipment	5 years
Office and laboratory computer equipment	3 years
Computer software	2 years
Manufacturing equipment	5 years
Manufacturing molds	2 years
Leasehold improvements	Term of lease

Deferred loan costs

Deferred loan costs reflect the costs incurred in connection with bank indebtedness financings and are amortized on a straight-line basis over the terms of the respective bank indebtedness and are included in loan costs in the consolidated statement of loss.

Deferred lease inducements

Deferred lease inducements represent a rent-free period and are being amortized over the term of the lease and recorded as a reduction of rent expense.

Foreign currency translation

Monetary items denominated in foreign currencies, including those of the Company’s U.S. integrated subsidiary, are translated into Canadian dollars using exchange rates in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rate for the year. Foreign exchange gains and losses are included in the determination of loss for the year.

Revenue recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against operations at the time the product is sold.

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements which are non-refundable and require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the term of ongoing development. Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refundability period has lapsed.

Government assistance

Government grants are recorded as a reduction of the related expenditure when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants and collectibility is reasonably assured.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian generally accepted accounting criteria for deferral and amortization.

Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the year, excluding contingently issuable shares. Diluted loss per common share is equivalent to basic loss per common share as the outstanding options and warrants are anti-dilutive.

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in substantively enacted rates is included in earnings in the period that includes the enactment date. Future income tax assets, net of a valuation allowance, are recorded in the consolidated financial statements if realization is considered more likely than not.

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in note 10[b]. The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards granted, modified or settled since January 1, 2003 for awards to employees. For stock-based awards to employees granted, modified or settled from January 1, 2002 to December 31, 2002, the Company discloses the pro forma effects to the loss for the period and loss per common share for the period as if the fair value method had been used at the date of grant. The pro forma information is presented in note 10[c].

3. CHANGE IN ACCOUNTING POLICY

The Company has elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, for awards granted under its stock option plan to executive officers, directors and employees, effective January 1, 2003. The Company had adopted the recommendations, as required, for awards granted under its stock option plan to non-employees. This standard and the amendments require that all stock-based awards be measured and recognized using a fair value based method. The fair value of stock options is estimated at the date of grant using the Black-Scholes Option pricing model and is amortized over the vesting terms of the stock options. As a result of the adoption of fair value accounting for stock option grants to executive officers, directors, and employees effective January 1, 2003, the Company recorded stock-based compensation expense of $434,182 [2003 - $82,518] during the year ended December 31, 2004 [note 10[c]].

4. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash, short-term investment, trade receivables, other receivables, accounts payable and loans payable to shareholders and directors, the carrying amounts approximate fair values due to their short-term nature.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at December 31, 2004, five [2003 - four] customers represent 72% [2003 - 60%] of the trade receivables balance.

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as substantially all its revenues are denominated in US dollars. The Company mitigates foreign exchange risk as it maintains US dollar bank accounts which are used to pay for expenses in US dollars. Interest rate risk arises due to the Company’s loans having fixed and variable interest rates.

5. INVENTORIES

	2004	2003
	$	$

Raw materials	293,642	201,467
Work in process	94,535	207,060
Finished goods	635,934	165,753
	1,024,111	574,280

6. CAPITAL ASSETS

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

2004
Office furniture and equipment	26,588	26,588	—
Office computer equipment	58,213	49,754	8,459
Laboratory furniture and equipment	430,459	377,349	53,110
Laboratory computer equipment	229,089	80,903	148,186
Computer software	46,098	10,954	35,144
Manufacturing equipment	127,557	34,961	92,596
Manufacturing molds	162,266	138,136	24,130
Leasehold improvements	64,713	32,085	32,628
	1,144,983	750,730	394,253

2003
Office furniture and equipment	26,588	23,929	2,659
Office computer equipment	51,427	44,402	7,025
Laboratory furniture and equipment	397,751	341,812	55,939
Laboratory computer equipment	44,614	40,976	3,638
Computer software	11,497	6,159	5,338
Manufacturing equipment	85,876	15,459	70,417
Manufacturing molds	149,610	64,978	84,632
Leasehold improvements	64,713	6,199	58,514
	832,076	543,914	288,162

7. DEFERRED LOAN COSTS

	2004	2003
	$	$

Deferred loan costs	71,880	1,003,188
Less: amortization	—	(865,172)
	71,880	138,016

On December 31, 2004, the Company capitalized loan costs of $71,880 [2003 - $413,155] and recorded amortization expense in the year ended December 31, 2004 relating to the previously capitalized loan costs of $138,016 [2003 - $329,039; 2002 - $443,981] [see notes 8 and 9].

8. BANK INDEBTEDNESS

As at December 31, 2004 the Company has a revolving credit facility of up to US$1,000,000 [2003 - US$1,515,000] with a Canadian chartered bank of which $nil [2003 - $1,401,786] was utilized as at December 31, 2004. Amounts outstanding under this credit facility are payable on demand and bear interest at the bank’s prime rate which at December 31, 2004 was 4.25% [2003 - 4.5%]. This credit facility is guaranteed by a shareholder up to December 31, 2005. Amounts advanced under the facility, if any, are repayable in full on or before December 15, 2005. In consideration for providing the guarantee in December 2004, the Company issued to the guarantor a total of 449,250 non-transferable share purchase warrants entitling the holder to acquire one common share for each warrant at an exercise price of $0.80 per common share expiring on December 31, 2005 [2003 - 1,678,144 non-transferable share purchase warrants expiring June 30, 2004].

The estimated fair value of the share purchase warrants, using the Black-Scholes pricing model, amounting to $71,880 in 2004 [2003 - $413,155] has been credited to contributed surplus and recorded as deferred loan costs and is being amortized over the term of the credit facility.

The Company has an additional credit facility in the amount of $2,500 collateralized by an assignment of a short-term investment.

9. LOANS PAYABLE TO SHAREHOLDERS AND DIRECTORS

In August 2001, the Company entered into a loan facility with several shareholders and directors which was collateralized by the Company’s assets, bore interest at 8% per annum and repayable up to August 2002. In April 2002, the Company agreed with its lenders to issue common shares to settle the outstanding loan balances, which totaled $1,794,400 as at April 3, 2002, through the issuance of 1,993,777 common shares at a price of $0.90 per share [note 10[a]].

In November 2001, the Company arranged a loan facility with one of its shareholders in the amount of $796,300 [US$500,000]. All advances under the loan facility were collateralized by the Company’s assets, bore interest at 8% per annum and repayable up to November 2002. In July 2002, the Company entered into a revolving line of credit facility with a Canadian chartered bank [note 8] and simultaneously repaid the shareholder loan.

As consideration for the August 2001 and November 2001 loans mentioned above, the Company issued a bonus to the lenders of 1,424,662 common shares over a period of time, of which 1,107,936 common shares with a fair value of $346,234 were issued in 2001 and 316,726 common shares with a fair value of $149,399 were issued in 2002. The fair value of these bonus shares were recorded as deferred loan costs and amortized over the term of the loan.

9. LOANS PAYABLE TO SHAREHOLDERS AND DIRECTORS (cont’d.)

During the year ended December 31, 2003, the Company entered into several short-term loan agreements with shareholders and directors which at December 31, 2003 amounted to $180,279. The loans were without collateral, bore interest at 9% per annum and were repayable on demand with maturity dates to June 30, 2004. During the year ended December 31, 2004, the loans plus accrued interest were repaid in full.

10. SHARE CAPITAL

[a]	Authorized - 100,000,000 common shares without par value.

Issued and outstanding	Number	Amount
	#	$
Balance, December 31, 2001	36,704,284	20,583,264
Issued for cash:
Exercise of warrants	4,321,600	1,604,277
Exercise of stock options	308,000	119,518
Private placement, net of issue costs [i]	2,413,364	1,316,714
Bonus shares [note 9]	316,726	149,399
Issued for settlement of loans payable to
shareholders and directors [note 9]	1,993,777	1,794,400
Balance, December 31, 2002	46,057,751	25,567,572
Issued for cash:
Exercise of warrants	1,090,750	490,828
Exercise of stock options	592,224	186,321
Private placement, net of issue costs [ii and iii]	5,777,796	2,576,815
Balance, December 31, 2003	53,518,521	28,821,536
Issued for cash:
Exercise of warrants	4,795,471	2,535,613
Exercise of stock options	1,359,813	640,637
Private placement, net of issue costs [iv and v]	7,661,667	3,637,470
Issued as a finders fee [v]	100,000	—
Issued as agent work fee [v]	—	(28,478)
Balance, December 31, 2004	67,435,472	35,606,778

10. SHARE CAPITAL (cont’d.)

[i]
In March 2002, the Company closed a non-brokered private placement consisting of 2,413,364 units at a price of $0.55 per unit, for total gross proceeds of $1,327,350 before share issue costs of $10,636. Each unit comprised one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one common share of the Company at a price of $0.62 to $0.63 per share through April 1, 2003.

[ii]
In June 2003, the Company closed a non-brokered private placement consisting of 1,700,000 units at a price of $0.50 per unit, for gross proceeds of $850,000, before share issuance costs of $5,609. Each unit comprised one common share and one half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share of the Company at a price of $0.50 per share through June 13, 2004.

[iii]
In December 2003, the Company closed a non-brokered private placement consisting of 4,049,873 units at a price of $0.43 per unit for gross proceeds of $1,741,445, before share issuance costs of $9,021. Each unit comprised one common share and one half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share of the Company at a price of $0.55 per share through December 29, 2004. In addition, the Company paid a finders fee through the issuance of 27,923 common shares at a price of $0.48 per share which has been recorded as a share issue cost.

[iv]
In June 2004, the Company closed a non-brokered private placement consisting of 3,750,000 units at a price of $0.80 per unit for gross proceeds of $3,000,000 before a finders fee of $200,000 and legal cost of $5,374 for net proceeds of $2,794,626. Each unit comprised one common share and one half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share of the Company at a price of $1.15 per share expiring June 21, 2006.

The 1,875,000 share purchase warrants issued as a result of the private placement have been classified as a separate component of equity, the fair value of which has been determined using the Black-Scholes pricing model using the following assumptions: dividend yield 0.0%; expected volatility 72.70%; risk-free interest rate 3.00%; and expected life of 1.41 years. Accordingly, $663,723 of the proceeds, net of share issuance cost of $48,777, has been allocated as the fair value of the warrants, which is recorded in contributed surplus in the consolidated balance sheet.

10. SHARE CAPITAL (cont’d.)

[v]
In December 2004 the Company closed a private placement consisting of 3,911,667 units at a price of $0.75 per unit for gross proceeds of $2,933,750, before share issuance costs of $318,449 for net proceeds of $2,615,301. The private placement comprises of a brokered amount of $2,227,500 in addition to a non- brokered amount of $706,250.

Each unit comprised one common share and two one-half of one non-transferable common share purchase warrants with a four-month hold period expiring on May 1, 2005. The first half-warrant entitles the holder to purchase one common share of the Company for each whole warrant at a price of $1.00 per share, expiring on December 30, 2005. The second half-warrant entitles the holder to purchase one common share of the Company for each whole warrant at a price of $1.25 per share up to December 30, 2005 and at a price of $1.50 per share from December 31, 2005 expiring on December 30, 2006.

In connection with the financing, the Company paid a cash commission of $178,200, legal and professional fees of $65,249 and granted 100,000 units to the agent of this financing. The 100,000 units were valued at the market price of $75,000 and were recorded as share issuance cost. In addition, the Company granted a non-transferable option entitling the agent to purchase 391,167 units, exercisable at a price of $0.75 per unit. The option expires on December 30, 2006. The fair value of these units option of $50,852, was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield 0.0%; expected volatility 59%; risk-free interest rate 3.00%; and expected life of 6 months. $28,478 and $22,374 of the total fair value of the unit option has been recorded against share capital and the fair value of the warrants, respectively, as share issuance cost with a corresponding credit to contributed surplus.

The 4,011,667 share purchase warrants issued as a result of the private placement have been classified as a separate equity component from share capital the fair value of which has been determined using the Black-Scholes pricing model using the following weighted average assumptions: dividend yield 0.0%; expected volatility 71.35%; risk-free interest rate 3.00%; and expected life of 1.41 years. Accordingly, $1,183,734 of the proceeds, net of share issuance cost of $140,117, has been allocated as the fair value of the warrants, which is included in contributed surplus in the consolidated balance sheet.

10. SHARE CAPITAL (cont’d.)

[b]	Stock option plan

On June 19, 1996, and subsequently amended on various dates through June 21, 2004, the shareholders approved a stock option plan (the “Plan”) to reward executive officers, directors, employees and consultants who contribute to the continued success of the Company. The exercise price of the options is determined by the Board but generally will be equal to the greater of the average closing price of the common shares for the ten trading days immediately preceding the date of grant or the closing price on the date of grant (Fair Market Value). The options generally vest over a period of 18 months and the term may not exceed ten years. In accordance with the Plan, the Company may grant options to purchase up to a maximum of 11,500,000 [December 31, 2003 - 10,000,000] common shares of the Company at any one point in time. The effective date of the Plan was April 19, 1996 and the Plan will terminate April 19, 2006. The vesting periods and terms of the stock options granted prior to the expiration of the Plan will remain effective following the expiration of the Plan. Any canceled, forfeited or expired stock options are available for future issuance. At December 31, 2004, the Company has 1,407,963 [December 31, 2003 – 2,798,926] stock options available for further issuance.

At December 31, 2004 the following stock options were outstanding:

Options outstanding				Options exercisable
December 31, 2004				December 31, 2004
Range of	Number of	Weighted average	Weighted	Number of	Weighted
exercise	shares	remaining	average	options currently	average
prices	under option	contractual life	exercise price	exercisable	exercise price
$	#	(years)	$	#	$

0.27 - 0.36	1,145,250	1.83	0.27	1,145,250	0.27
0.40 - 0.49	45,200	3.35	0.46	37,075	0.46
0.50 - 0.57	2,780,100	2.21	0.50	2,441,350	0.50
0.61 - 0.68	339,100	1.69	0.63	339,100	0.63
0.72 - 0.79	1,337,050	3.25	0.73	680,876	0.73
0.80 - 0.87	1,758,450	3.62	0.82	828,725	0.83
0.90 - 1.27	211,350	3.51	1.01	129,976	1.01
1.78	25,000	0.22	1.78	25,000	1.78
	7,641,500	2.67	0.60	5,627,352	0.55

10. SHARE CAPITAL (cont’d.)

[b]	Stock option plan (cont’d.)

The options expire at various dates from March 23, 2005 to December 6, 2009.

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
	Number of	average
	optioned	exercise
	common shares	price
	#	$

Balance, December 31, 2001	5,054,100	0.53
Options granted	2,125,400	0.61
Options forfeited	(161,700)	0.65
Options expired	(537,500)	1.22
Options exercised	(308,000)	0.39
Balance, December 31, 2002	6,172,300	0.49
Options granted	1,086,300	0.57
Options forfeited	(105,026)	0.60
Options cancelled	(155,000)	0.55
Options expired	(296,000)	1.06
Options exercised	(592,224)	0.32
Balance, December 31, 2003	6,110,350	0.49
Options granted	3,282,700	0.75
Options forfeited	(121,737)	0.73
Options expired	(270,000)	0.42
Options exercised	(1,359,813)	0.47
Balance, December 31, 2004	7,641,500	0.60

The exercise price equaled the Fair Market Value on the date of grant for all options issued during the year ended December 31, 2004 and 2003.

10. SHARE CAPITAL (cont’d.)

[c]	Stock-based compensation

For the year ended December 31, 2004, the estimated fair value of stock options granted to employees resulted in compensation expense of $434,182 [2003 - $82,518] and the estimated fair value of stock options granted to non-employees resulted in compensation expense of $380,500 [2003 - $54,400; 2002 - $136,000], with a corresponding credit to contributed surplus.

The fair value of stock options granted during the year ended December 31, 2004 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	2004	2003	2002
	$	$	$

Dividend yield	0.0%	0.0%	0.0%
Expected volatility	128%	99%	132%
Risk-free interest rate	3.36%	3.14%	3.36%
Expected life	2.45 years	1.65 years	1.98 years
Fair value per share	0.42	0.21	0.39

The following table provides pro forma loss for the year and pro forma basic and diluted loss per share had compensation expense, for awards granted to employees from January 1, 2002 to December 31, 2002, been based on the fair value method of accounting for stock-based compensation:

	2004	2003	2002
	$	$	$

Loss for the year, as reported	(4,938,975)	(4,191,602)	(4,673,656)
Pro forma compensation expense	—	(393,392)	(277,000)
Pro forma loss for the year	(4,938,975)	(4,584,994)	(4,950,656)
Pro forma loss per share - basic and diluted	(0.08)	(0.10)	(0.11)

10. SHARE CAPITAL (cont’d.)

[c]	Stock-based compensation (cont’d.)

The following table shows stock-based compensation allocated by type of cost:

	2004	2003	2002
	$	$	$

Cost of sales - products and services	84,102	11,597	977
General and administrative	449,620	106,672	91,950
Research and development	179,360	15,633	34,573
Marketing and business development	101,600	3,016	8,500
	814,682	136,918	136,000

[d]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares are held in escrow as at December 31, 2004. At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange. Previously, the escrow shares were to be released based on the Company’s cumulative cash flow. Commencing in March 2005, 825,000 common shares currently held in escrow will be released in 12 tranches over a period of six years, with tranches released every six months. Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares.

10. SHARE CAPITAL (cont’d.)

[e]	Common share purchase warrants

At December 31, 2004, the following common share purchase warrants were outstanding:

Number of
common shares	Exercise price
issuable	$	Expiry date

1,875,000 [note 10[a][iv]]	1.15	June 21, 2006
449,250 [note 8]	0.80	December 31, 2005
2,005,835 [note 10[a][v]]	1.00	December 30, 2005
2,005,832 [note 10[a][v]]	1.25 - 1.50*	December 30, 2006
6,335,917	1.19

*The exercise price is $1.25 if exercised prior to December 31, 2005, and $1.50 thereafter.

The Company is required to pay additional finders fees of $117,813 upon exercise of the 1,875,000 share purchase warrants issued pursuant to the June 21, 2004 financing.

Common share purchase warrant transactions are summarized as follows:

		Weighted
		average
	Number of	exercise
	warrants	price
	#	$

Balance, December 31, 2001	9,713,850	0.76
Warrants issued	1,617,108	0.65
Warrants expired	(4,305,500)	1.23
Warrants exercised	(4,321,600)	0.37
Balance, December 31, 2002	2,703,858	0.59
Warrants issued	4,553,081	0.51
Warrants expired	(1,369,467)	0.61
Warrants exercised	(1,090,750)	0.45
Balance, December 31, 2003	4,796,722	0.53
Warrants issued	6,335,917	1.19
Warrants expired	(1,251)	0.55
Warrants exercised	(4,795,471)	0.53
Balance, December 31, 2004	6,335,917	1.19

10. SHARE CAPITAL (cont’d.)

[f]	Loss per common share

	2004	2003	2002

Numerator
Loss for the year	($4,938,975)	($4,191,602)	($4,673,656)

Denominator
Weighted average number of common shares
outstanding	58,713,725	48,989,132	44,053,309
Less: escrowed shares [note 10[d]]	—	(825,000)	(825,000)
Weighted average number of common shares
outstanding	58,713,725	48,164,132	43,228,309

Loss per common share - basic and diluted	($0.08)	($0.09)	($0.11)

[g]	Other

As at December 31, 2004, options to acquire 391,167 units, comprising one common share and two one-half non-transferable common share purchase warrants, are outstanding [see note 10[a][v]].

11. RELATED PARTY TRANSACTIONS

In addition to the transactions described in notes 8 and 9, the following payments were made to directors or companies related to or under their control:

	2004	2003	2002
	$	$	$

General and administrative
Strategic consulting services[i]	71,930	—	7,300
Share issue costs	20,522	—	—

All related party transactions are recorded at their exchange amounts, established and agreed between the parties.

[i]
The Company has entered into a strategic consulting services agreement with a company controlled by a director. Pursuant to the terms of the agreement, the Company is required to pay a monthly fee of US$5,000, expiring June 30, 2005.

12. INCOME TAXES

At December 31, 2004 the Company had approximately $16,203,000 of non-capital loss carryforwards and approximately $2,384,000 of federal investment tax credits available to reduce taxable income and taxes payable for future years. These losses and investment tax credits expire as follows:

	Federal investment	Non-capital loss
	tax credits	carryforwards
	$	$

2005	—	1,016,000
2006	149,000	2,058,000
2007	111,000	3,164,000
2008	153,000	2,157,000
2009	227,000	3,028,000
2010	430,000	2,080,000
2011	384,000	2,700,000
2012	233,000	—
2013	380,000	—
2014	317,000	—
	2,384,000	16,203,000

In addition, the Company has approximately $968,000 of provincial investment tax credits that expire between the years 2010 and 2014.

Significant components of the Company’s future tax assets as of December 31 are shown below.

	2004	2003
	$	$

Future tax assets:
Book amortization in excess of tax capital cost allowance	628,000	484,000
Non-capital loss carryforwards	5,773,000	4,910,000
Research and development deductions and credits	5,689,000	5,158,000
Share issue costs	133,000	60,000
Unearned revenue	88,000	18,000
Total future tax assets	12,311,000	10,630,000
Valuation allowance	(12,311,000)	(10,630,000)
Net future tax assets	—	—

12. INCOME TAXES (cont’d.)

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization did not meet the requirements of “more likely than not” criterion. Accordingly, a valuation allowance has been recorded and no future tax assets have been recognized as at December 31, 2004 and 2003.

The reconciliation of income tax attributable to operations computed at the statutory tax rate to income tax expense (recovery), using a 35.62% [2003 - 37.62%; 2002 - 39.62%] statutory tax rate, at December 31 is:

	2004	2003	2002
	$	$	$

Income taxes at statutory rates	(1,759,000)	(1,577,000)	(1,856,000)
Expenses not deductible for tax	206,000	175,000	230,000
Expenses capitalized for tax purposes	594,000	681,000	762,000
Losses not recognized for tax purposes	962,000	784,000	927,000
Other	(3,000)	(63,000)	(63,000)
	—	—	—

13. COMMITMENTS AND CONTINGENCIES

[a]	Research and license agreements

The Company entered into an exclusive license agreement with the University of British Columbia (“UBC”) effective March 1996, as amended October 2003, to use and sublicense certain technology (“Technology”) and any improvements thereon, and to manufacture, distribute and sell products in connection therewith. In consideration for these rights, the Company paid a non-refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology. In addition, in the event the Company sublicenses the Technology, the Company shall pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year. Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee. These payments are expensed in the year incurred. The agreement terminates on the expiration date or invalidity of the patents or upon bankruptcy or insolvency of the Company.

13. COMMITMENTS AND CONTINGENCIES (cont’d.)

[b]	Supply agreement

The Company entered into a Supply Agreement (the “Agreement”) with a supplier, effective September 2003 for certain reagents for the Company’s West Nile Virus Test. In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties based on 10% of net revenue generated from the sale of the Company’s RAMP West Nile Virus Test, with the first payment due six months after the first commercial sale of the product. The term of the agreement is three years from the effective date and is automatically renewed for each successive period of one year until either party terminates the Agreement. In 2004, the Company paid $50,101 [2003 - $nil] of royalties to the supplier.

[c]	Marketing program

During the year ended December 31, 2004, the Company received a contribution of $49,700 [2003 - $nil] under Industry Canada’s Program for Export Market Development (the “Program”) for reimbursement of certain expenses related to sales and marketing efforts in the United States. Pursuant to the Program, the Company is required to repay to Industry Canada an amount representing 4% of incremental sales as defined in the Program up to April 2007. As at December 31, 2004 the criteria for repayment has not been met. The amount of $49,700 has been treated as a reduction of marketing and business development expenses in the statements of loss and deficit.

[d]	Lease agreements

The Company leases its office and research facilities pursuant to an accepted offer to sublease for which current minimum monthly payments are approximately $18,000 per month.

Rent expense for the year ended December 31, 2004 was $208,552 [2003 - $229,170; 2002 - $247,000].

[e]	Finder’s fees of $117,813 are payable upon exercise of the share purchase warrants issued pursuant to the June 2004 private placement [note 10[e]].

13. COMMITMENTS AND CONTINGENCIES (cont’d.)

[f]	Contingency

The Company is defending a claim by a former employee for damages related to alleged inducement from a previous employer and misrepresentation. The Company has denied all allegations in the former employee’s Statement of Claim, however, has made an accrual for the potential costs relating to the claim. The Company does not expect the loss, if any, to have a material effect on the Company’s operating results.

14. SEGMENTED INFORMATION

The Company operates primarily in one business segment in the research, development and commercialization of diagnostic technologies with substantially all of its assets and operations located in Canada. Company’s revenues are generated from product sales in Canada, US, Europe, Asia and the Middle East. Expenses are primarily incurred in Canada and the US.

For the year ended December 31, 2004, of the Company’s total contract service fees and revenues from collaborative research arrangements of $549,685, $434,251 were generated from three customers [2003 - five customers for a total of $455,958; 2002 - one customer for a total of $37,250].

14. SEGMENTED INFORMATION (cont’d.)

Contract service fees and revenues from collaborative research arrangements by customer location were as follows:

	2004	2003	2002
	$	$	$

Canada	255,250	40,484	—
United States	243,227	415,474	—
Asia	51,208	—	37,250
Total	549,685	455,958	37,250

Product sales by customer location were as follows:
	2004	2003	2002
	$	$	$

Canada	112,021	96,087	106,407
United States	1,422,476	455,414	7,404
Europe	42,128	88,040	26,818
Asia	517,755	137,738	—
Middle East	21,649	32,646	—
Other	11,167	17,870	11,329
Total	2,127,196	827,795	151,958

Product sales by type of product are as follows:
	2004	2003	2002
	$	$	$

Biodefense products	879,637	567,872	113,811
Clinical products	506,475	170,781	38,147
Vector products (West Nile Virus)	741,084	89,142	—
Total	2,127,196	827,795	151,958

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

[a]
For U.S. GAAP purposes, the Company has elected to prospectively adopt Statement of Financial Accounting Standard No. 148 (SFAS 148), “Accounting for Stock-Based Compensation–Transition and Disclosure”, an amendment to Statement of Financial Accounting Standard No. 123 (SFAS 123) “Accounting for Stock-Based Compensation” for employee awards granted under its stock option plan, modified or settled subsequent to January 1, 2003. The standard permits the prospective recognition of stock-based compensation expense for all employee stock-based compensation transactions occurring subsequent to January 1, 2003 using a fair value based method. Prior to the adoption of this standard, the Company applied the disclosure provisions of SFAS 123 for stock options granted to employees. As allowed by SFAS 123, the Company followed the intrinsic value approach of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) which resulted in no compensation expense being recognized for the year ended December 31, 2002 as the exercise price of the Company’s employee stock options equaled the market price of the underlying stock on the date of grant. As the Company has prospectively adopted comparable accounting standards for both U.S. GAAP and Canadian GAAP during the year ended December 31, 2003 with respect to employee stock-based awards, no difference arises for the periods presented.

[b]	Under U.S. GAAP, the excess, if any, of the fair value of the shares in escrow over the nominal value paid will be recorded as compensation expense upon release from escrow.

[c]
For purposes of reconciliation to U.S. GAAP, the re-pricing of options is subject to variable plan accounting under APB 25, which can give rise to additional compensation expense. Under SFAS 123 such repricing are not subject to variable plan accounting and therefore upon adoption of SFAS 123, the Company no longer records additional compensation expense. In fiscal 2004, compensation income of $nil [2003 - $nil; 2002 - ($326,512)] resulted from the re-pricing of options.

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

If U.S. GAAP were followed:

[i]	the effect on the Statements of Loss and Deficit would be:

	2004	2003	2002
	$	$	$

Loss for the year, Canadian GAAP	(4,938,975)	(4,191,602)	(4,673,656)
Adjustment with respect to repricing of
certain stock options [c]	—	—	(326,512)
Loss and comprehensive loss for the year,
U.S. GAAP	(4,938,975)	(4,191,602)	(5,000,168)

Basic and diluted loss per common share,
U.S. GAAP:	($0.08)	($0.09)	($0.12)

Weighted average number of common
shares, U.S. GAAP	58,713,725	48,164,132	43,228,309

[ii]	The effect on Balance Sheet items would be:

	2004	2003
	$	$

Contributed surplus	2,110,317	1,172,903
Deficit	(36,111,362)	(31,172,387)

[d]	Accounts payable and accrued liabilities comprise:

	2004	2003
	$	$

Trade accounts payable	472,828	515,544
Employee-related accruals	258,165	74,285
Other accrued liabilities	128,509	120,043
	859,502	709,872

16.	RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[e]	Pro forma information – Stock-based compensation

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to January 1, 2003. For stock options granted in 2002, the fair value for these options was estimated at the date of grant using a Black-Scholes pricing model with the following weighted-average assumptions: dividend yield - 0%; expected volatility - 97.62%; risk-free interest rate - 4.24%; and expected average life of the options - 2.5 years. For stock options granted in 2004 and 2003, see note 10.

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

	2004	2003	2002
	$	$	$

Loss for the period U.S. GAAP	(4,938,975)	(4,191,602)	(5,000,168)
Add: Stock-based employee compensation
expense included in reported loss above	434,182	82,518	—
Deduct: Total stock-based employee compensation
expense using fair value based method for
all awards	(434,182)	(131,457)	(359,439)
Pro forma loss for the period	(4,938,975)	(4,240,541)	(5,359,607)

Basic and diluted loss per common share
As reported	($0.08)	($0.09)	($0.11)
Pro forma	($0.08)	($0.09)	($0.12)

16.	RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[f]	Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”. SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified- prospective or modified-retrospective transition method as defined in the standard. The standard no longer permits pro forma disclosure or the prospective recognition adopted by the Company in fiscal 2003. Accordingly, from the date of adoption of the revised standard, the Company will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to January 1, 2002. The Company will be required to adopt the revised standard no later than January 1, 2006. Early adoption is permitted in periods in which financial statements have not been issued.

The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma loss for the period and loss per common share in note 16[e] to these consolidated financial statements.

17. SUBSEQUENT EVENT

Subsequent to December 31, 2004, the Company issued 164,000 common shares pursuant to the exercise of stock options for gross proceeds of $89,085.

EXHIBIT LIST

Exhibit
Number	Name of Exhibit

1.1	Notice of Articles of the Company.
1.2	Articles of the Company.*
2.1	Form of our common share certificate.*
2.2	Escrow Agreement dated July 29, 2004.
4.1	License Agreement dated October 9, 2003 between Response Biomedical Corp. and University of British Columbia.*
4.2	Management Agreement dated May 1, 2003 between Response Biomedical Corp. and William Radvak and amendment letter dated November 1, 2003.*
4.3	Management Agreement dated May 1, 2003 between Response Biomedical Corp. and Brian Richards and amendment letter dated November 21, 2003.*
4.4	Management Agreement dated May 1, 2003 between Response Biomedical Corp. and Joanne Stephenson.*
4.5	Consulting Agreement dated May 1, 2004 between Response Biomedical Corp. and Paul Harris, PhD
4.6	Consulting Agreement dated March 10, 2003 between Response Biomedical Corp. and Reed Simmons.*
4.7	Consulting Agreement dated July 7, 2003 between Response Biomedical Corp. and Katan Associates, Inc.*
4.8	1996 Stock Option Plan, as amended June 21, 2004.
4.9	Form of our share purchase warrant prior to December 30, 2004.*
4.10	Form of our share purchase warrant effective December 30, 2004.
4.11	Demand Operating Facility Agreement dated December 31, 2004 between Response Biomedical Corp. and The Toronto-Dominion Bank.
4.12	Irrevocable Guarantee Agreement dated December 31, 2004 between Response Biomedical Corp. and Stiftung zur Foerderung der Lebensqualitaet, Basel.
4.13	Consulting Agreement dated October 22, 2004 between Response Biomedical Corp. and Dr. Michael Groves.
4.14	Management Agreement November 1, 2004 between Response Biomedical Corp. and Robert Pilz.
8.1	List of our subsidiaries.*
12.1	Section 302 Certification of CEO
12.2	Section 302 Certification of CFO
13.1	Section 906 Certification of CEO
13.2	Section 906 Certification of CFO

*Previously filed as exhibits to, and incorporated herein by reference from, our Company’s Registration Statement on Form 20-F (File No.: 0-50571 filed on February 4, 2004).