Form 20-F
period 2005-12-31
RESPONSE BIOMEDICAL CORP
filed 2006-06-30
CIK 806888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the year ended December 31, 2005

Commission file number 000-50571

RESPONSE BIOMEDICAL CORP.
(Exact Name of Registrant as Specified in its Charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of Incorporation or Organization)

SUITE 100, 8900 GLENLYON PARKWAY, BURNABY, BC CANADA V5J 5J8
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act: COMMON SHARES WITHOUT PAR VALUE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

As of December 31, 2005, the close of the period covered by the annual report, the number of common shares of the issuer outstanding was 67,700,472.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[               ] Yes    [ X ] No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[               ] Yes    [ X ] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[ X ] Yes     [               ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one)
Large accelerated filer [               ] Accelerated filer [               ] Non-accelerated filer [ X ]

Indicate by check mark which financial statement item the registrant has elected to follow.
[               ] Item 17   [ X ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[               ] Yes   [ X ] No

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This annual report contains certain forward-looking statements, including statements about the development of new services and products and the expansion of the market for our current services and products;
  implementing aspects of our business plan and strategies;
  financing goals and plans;
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

We are not obligated nor do we undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report and other statements made from time to time by our representatives or us might not occur.

TERMS OF REFERENCE AND EXCHANGE RATE

The information set forth in this annual report is as of December 31, 2005, unless another date is indicated. All references to dollars ($) in this document are expressed in Canadian funds, unless otherwise indicated. On December 31, 2005, the exchange rate for conversion of U.S. dollars into Canadian dollars was U.S.$1.00 = Cdn.$1.1659. The exchange rate as at March 31, 2006 was 1.1671. The exchange rate represents the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. See “Item 3 – Key Information – Currency Exchange Rates” for further information on U.S./Canada currency exchange rates. As used in this annual report, unless the context otherwise indicates, the terms “we”, “us”, “our”, “Response” or the “Company” mean Response Biomedical Corp. and its wholly-owned subsidiaries, Response Biomedical Inc. and Response Development Inc.

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

BNP (B-type natriuretic peptide) – a fragment of proBNP, a neurohormone that is released by the heart into the bloodstream during heart failure in response to increased blood pressure and volume overload. As proBNP enters the bloodstream, it is split into two fragments: BNP and NT-proBNP. Both the BNP and NTproBNP molecules are a sensitive and specific indicator of congestive heart failure.

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

NTproBNP – a fragment of proBNP, a neurohormone that is released by the heart into the bloodstream during heart failure in response to increased blood pressure and volume overload. As proBNP enters the bloodstream, it is split into two fragments: BNP and NT-proBNP. Both the BNP and NTproBNP molecules are a sensitive and specific indicator of congestive heart failure.

Orthopox - a genus (group) of virus that includes the virus of smallpox, variola and monkey pox. These viruses cause infectious diseases that are harmful to man.

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

Staphylococcus aureus (Staph A) is a bacteria which lives harmlessly on human skin but when it enters the human body usually through a break in the skin, it can cause infection anywhere in the body.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following table sets forth the selected consolidated financial data for our five most recent fiscal years ended December 31, 2005. This data has been derived from our audited consolidated financial statements. Our audited consolidated financial statements included with this annual report have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which conform to United States generally accepted accounting principles ("U.S. GAAP") except as disclosed in Note 16 thereto. The following financial data should be read in conjunction with our consolidated financial statements and notes thereto and "Item 5 - Operating and Financial Review and Prospects".

The following financial data is expressed in Canadian dollars. The exchange rate for conversion from U.S. to Canadian dollars is detailed below in this Item 3, under the heading "Currency Exchange Rates".

FISCAL YEARS ENDED DECEMBER 31, 2005 TO 2001

	Years Ended December 31
STATEMENT OF LOSS DATA	2005	2004	2003	2002	2001
REVENUE
Product Sales	$3,088,638	$2,127,196	$827,795	$151,958	-
Contract Service and Research Revenue	$401,042	$549,685	$455,958	$37,250	$46,792
LOSS, CDN GAAP	($8,424,983)	($4,938,975)	($4,191,602)	($4,673,656)	($3,794,382)
Basic and Diluted Loss per common share, CDN GAAP	($0.12)	($0.08)	($0.09)	($0.11)	($0.11)
Weighted average number of common shares outstanding, CDN GAAP	67,631,104	58,713,725	48,164,132	43,228,309	33,412,004
Loss, Canadian GAAP	($8,424,983)	($4,938,975)	($4,191,602)	($4,673,656)	($3,794,382)
Adjustment with respect to re-pricing of certain stock options	-	-	-	($326,512)	($116,334)
LOSS, U.S. GAAP	($8,424,983)	($4,938,975)	($4,191,602)	($5,000,168)	($3,910,716)
Basic and Diluted Loss per common share, U.S. GAAP	($0.12)	($0.08)	($0.09)	($0.11)	($0.12)
Weighted average number of common shares outstanding, U.S. GAAP	67,631,104	58,713,725	48,164,132	43,228,309	33,412,004
	As at December 31
BALANCE SHEET DATA	2005	2004	2003	2002	2001
Total Assets:
CDN & U.S. GAAP	$2,253,939	$4,544,784	$1,181,334	$862,500	$612,290
Net Assets:
CDN & U.S. GAAP	($3,178,792)	$3,430,816	($1,177,948)	($790,383)	($1,312,235)

Share Capital:
CDN & U.S. GAAP	$35,743,700	$35,606,778	$28,821,536	$25,567,572	$20,583,264
Number of shares outstanding as at year-end, CDN & U.S. GAAP	67,700,472	67,435,472	53,518,521	46,057,751	36,704,284

CURRENCY EXCHANGE RATES

In this annual report all references to dollars ($) are expressed in Canadian funds, unless otherwise indicated. As of March 31, 2006, the exchange rate for conversion of U.S. dollars into Canadian dollars was U.S. $1.00 = Cdn $1.1671. The exchange rate represents the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The following table sets forth the high and low rates of exchange of U.S. dollars into Canadian dollars for each month during the previous six months and the average of such exchange rates during the five most recent fiscal years ended December 31, 2005. The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year or a period.

	Exchange Rate Canadian Dollar / U.S. Dollar
	High	Low
Month ended May 31, 2006	$1.12	$1.10
Month ended April 30, 2006	$1.17	$1.12
Month ended March 31, 2006	$1.17	$1.13
Month ended February 28, 2006	$1.16	$1.14
Month ended January 31, 2006	$1.17	$1.14
Month ended December 31, 2005	$1.17	$1.15
Month ended November 30, 2005	$1.20	$1.17
Month ended October 31, 2005	$1.19	$1.17
	Average
Fiscal year ended December 31, 2005	$1.21
Fiscal year ended December 31, 2004	$1.30
Fiscal year ended December 31, 2003	$1.40
Fiscal year ended December 31, 2002	$1.57
Fiscal year ended December 31, 2001	$1.55

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

Risks Related to Our Company

We need to raise additional capital to fund operations beyond fiscal 2006. If we are unsuccessful in attracting capital to our Company, we will not be able to continue operations or will be forced to sell assets to do so. Alternatively, capital may not be available to our Company on favorable terms, or at all. If available, financing terms may lead to significant dilution to the shareholders’ equity in our Company.

We are not profitable and have negative cash flow. Based on our current cash resources, expected cash burn, and anticipated revenues, we expect that we can maintain operations until January 2007. We continue to rely on debt and equity funding to fund our operations and commercialize our products. To meet our funding requirements, we will have to raise additional capital through collaborations with corporate partners and/or through private or public financings. Such capital may not be available, at such times or in amounts, as needed by us. Even if capital is available, it might be on adverse terms. There can be no assurance that unforeseen developments or circumstances will not alter our requirements for capital. Any additional equity financing will be dilutive to our shareholders. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail one or more product development programs, attempt to obtain funds through collaborative partners or others that may require us to relinquish rights to certain technologies or product candidates, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

We have a limited operating history and have incurred substantial operating losses. We expect these losses to continue in the future. If we are unable to generate sufficient revenue, positive cash flow or earnings, or raise sufficient capital to maintain operations, we may not be able to continue operating our business and be forced to sell our Company or liquidate our assets.

We have only recently evolved from a pure development company to a commercial enterprise and to date have realized minimal operating revenues from product sales. As of December 31, 2005, we have incurred cumulative losses since inception of $44.3 million. For the fiscal years ending December 31, 2005, 2004, 2003, 2002, and 2001, we incurred losses of $8.4 million, $4.9 million, $4.2 million, $4.7 million, and $3.8 million respectively. We are currently not profitable and expect operating losses to continue at least through the 2006 fiscal year. Generating revenues and profits will depend significantly on our ability to successfully develop, commercialize, manufacture and market our products. The time necessary to achieve market success for any individual product is uncertain. No assurance can be given that product development efforts will be successful, that required regulatory approvals can be obtained on a timely basis, if at all, or that approved products can be successfully manufactured or marketed. Consequently, we cannot assure you that we will ever generate significant revenue or achieve or sustain profitability. As well, there can be no assurance that the costs and time required to complete commercialization will not exceed current estimates. We may also encounter difficulties or problems relating to research, development, manufacturing, distribution and marketing of our products. In the event that we are unable to generate adequate revenues, cash flow or earnings, to support our operations, or we are unable to raise sufficient capital to do so, we may be forced to cease operations and either sell our business or liquidate our assets.

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

The success of our technology and products is highly dependent on our intellectual property portfolio, for which we have sought protection through a variety of means, including patents (both issued and pending) and trade secrets. See “Item 4 – B. Business Overview - Intellectual Property”. There can be no assurance that any additional patents will be issued on existing or future patent applications or on patent applications licensed from third parties. Even when such patents have been issued, there can be no assurance that the claims allowed will be sufficiently broad to protect our technologies or that the patents will provide protection against competitive products or otherwise be commercially valuable. No assurance can be given that any patents issued to or licensed to us will not be challenged, invalidated, infringed, circumvented or held unenforceable. In addition, enforcement of our patents in foreign countries will depend on the laws and procedures in those foreign jurisdictions. Monitoring and identifying unauthorized use of our technologies or licensed technologies may prove difficult, and the cost of litigation may impair the ability to guard adequately against such infringement. If we are unable to successfully defend our intellectual property, third parties may be able to use our technology to commercialize products that compete with ours. Further, defending intellectual property can be a very costly and time-consuming process. The costs and delays associated with such a defense may negatively impact our financial position.

There are many patent claims in the area of lateral flow immunoassays and some patent infringement lawsuits have occurred amongst parties other than ourselves, with respect to patents in this area. Our commercial success may depend upon our products not infringing any intellectual property rights of others and upon no such claims of infringement being made. In the event that a third party was able to substantiate a claim against us, it could result in us not being able to sell our products in certain markets or at all. Further, as a result we may be required to enter into license agreements with said third parties on terms that would negatively impact our ability to conduct our business. Even if such claims are found to be invalid, the dispute process would likely have a materially adverse effect on our business, results of operations and prospects. To date, to the best of our knowledge, there have been no threats of litigation, legal actions or other claims made against any of our intellectual property.

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

Our future growth will depend upon, among other factors, our ability to successfully develop new products and to make product improvements to meet evolving market needs. Although we believe that we have scientific and technical resources available, future products will nevertheless be subject to the risks of failure inherent in the development of products based on innovative technologies. On any specific, new product in research and development, we may face technical challenges that may significantly increase the costs to develop that product, cause delays to commercialization or prevent us from commercializing that product at all. Although we expect to continue to expend resources on research and development efforts, to enhance existing products and develop future ones, we are unable to predict whether research and development activities will result in any commercially viable products. There can be no assurance that we will be able to successfully develop future products and tests, which would prevent us from introducing new products in the marketplace and negatively impact our ability to grow our revenues and become profitable.

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

We rely significantly on third party manufacturers for some of our products and rely on third party manufacturers of certain equipment necessary for us to scale-up our internal capacity to manufacture products. If these third party manufacturers experience difficulties our ability to serve various markets with our products may be significantly restricted.

All our test kits (“Kits”) are currently produced in-house and our portable fluorescence readers (“Readers”) are manufactured and supplied to us under contract. We have qualified two local contract manufacturers for the Reader. See “Item 4 - B. Business Overview - Operations and Manufacturing”. To meet the projected demand for our products, we will require additional equipment to scale up our manufacturing processes. Some of this equipment will require customization that may increase the lead-time from the supplier. If demand for our products significantly exceeds forecast, or if the third party manufacturers of Readers or manufacturing equipment are unable to deliver to us on schedule we may not be able to meet customer requirements.

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

Some key components, in particular antibodies, used in the manufacture of our products are provided by single-source suppliers. Except for one of the antibodies we use in our West Nile Virus Test and one of the antibodies we use in our B-type natriuretic peptide (“BNP”) Test, we do not have supply agreements with any of our antibody suppliers. We are currently negotiating supply agreements for some of the other key reagents that we use. Although we maintain inventories of some key components, including antibodies, any loss or interruption in the supply of a sole-sourced component or raw material would have a material adverse effect on our ability to manufacture these products until a new source of supply is qualified and, as a result, may temporarily or even permanently prevent us from being able to sell our products. A new antibody used in one of our tests would likely have properties different from the previous test, such that considerable time and resources may be required to develop a new test that would meet the required performance levels, and further, there is no assurance we would be able to develop successfully a new test which would be commercially acceptable. In addition, an uncorrected impurity or variation in a raw material, either unknown to us or incompatible with our manufacturing processes could result in products that, if developed, may require us to enter into additional supplier arrangements for additional reagents to correct the variation or impurity. The impurity or variation may also negatively affect the performance of our products, hindering our ability to sell our products. If we are not able to enter into such additional supplier arrangements on commercially reasonable terms, or at all, there could be a material adverse effect on our ability to manufacture products.

Interruption in the supply of any sole-sourced component or raw material would likely have a material adverse effect on our profit margins, our ability to develop and manufacture products on a timely and competitive basis, and the timing of market introductions and subsequent sales of products.

We depend on our key personnel, the loss of whose services could adversely affect our business.

We are highly dependent upon the members of our management and scientific staff, who could leave our company at any time. The loss of any of these individuals could impede our ability to achieve our business goals. We face competition for qualified employees from numerous industry and academic sources and there can be no assurance that we will be able to retain qualified personnel on acceptable terms. We currently do not have key man insurance in place on any of our key employees.

In the event that we are unable to retain key personnel, and recruit key personnel on favorable terms, we may be unable to successfully manage our business operations, including sales and marketing activities, product research and development and manufacturing. As a consequence, we may not be able to effectively develop and manufacture new products or generate revenue from existing products.

We may not be able to effectively and efficiently manage the planned growth of our operations and, as a result, we may find ourselves unable to effectively compete in the marketplace with our products resulting in lost revenue, poor operational performance and sustained losses.

We anticipate continued growth in the number of employees, the scope of the operating and financial systems and the geographic area of operations as new products are developed and commercialized. This growth will result in increases in responsibilities for both existing and new management personnel. Managing growth effectively will require us to continue to implement and improve operational, financial and management information systems, and to successfully attract, hire on favorable terms, train, motivate and manage employees. This growth may require additional locations, greater manufacturing space and new capital equipment. If we are unable to successfully manage our expansion, we may experience an inability to take advantage of new sales opportunities, poor employee morale, inability to attract new employees and management, inability to generate adequate financial and other relevant reports, poor quality control and customer service, and difficulty managing our operating expenses and working capital. As a consequence, we may find ourselves unable to compete effectively in the market place with our products leading to loss of revenue and poor operational performance, including sustained losses.

We may be subject to product liability claims, which may adversely affect our operations.

We may be held liable or incur costs to settle liability claims if any of the products we sell cause injury or are found unsuitable. Although we currently maintain product liability insurance, we cannot assure you that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all. A product liability claim could result in liability to us greater than our total assets or insurance coverage. Moreover, product liability claims could have an adverse impact on our business even if we have adequate insurance coverage.

Our Company is organized under the laws of British Columbia, Canada, and most of our directors and officers and substantially all of our assets are located outside of the United States, which may make enforcement of United States judgments against us difficult.

We are organized under the laws of British Columbia, Canada, substantially all of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, the majority of our directors and officers are nationals or residents of Canada, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for investors to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada against us or our directors and officers predicated upon the securities laws of the United States or any state thereof.

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

We believe our primary current competitors in the point-of-care medical diagnostics market are: Biosite Diagnostics Inc. and Abbott Point-of-Care. Both companies have quantitative point of care tests for the detection of cardiac markers currently being marketed and sold to customers to whom we expect to target our products. See “Item 4B. Business Overview – POC Clinical Diagnostics – Competition.”

In the environmental biodefense testing market, our primary competitors are Alexeter Technologies LLC, Idaho Technology Inc., and Cepheid. Alexeter has rapid, instrument read, on-site immunoassay tests which are being sold in the marketplace and Cepheid has a polymerase chain reaction (“PCR”) test system being sold in this marketplace.

In the vector environmental testing market, our primary competitor is Medical Analysis Systems, Inc. (“MAS”), which is wholly owned by Fisher Scientific International. MAS markets and sells a product for the rapid detection of West Nile Virus.

Many of our competitors have access to substantially greater technical and financial resources. In the event that we are not able to compete successfully in the marketplace, we may face limited adoption of our products by potential customers or erosion of current market share, which would seriously impede our ability to generate revenue.

Products in the biomedical industry, including ours, may be subject to government regulation. Obtaining government approvals can be costly and time consuming. Any failure to obtain necessary regulatory approval will restrict our ability to sell those products and impede our ability to generate revenue.

As we operate in the biomedical industry, some of our products are subject to a wide variety of government regulation (federal, state and municipal) both within the Unites States and in other international jurisdictions. See “Item 4 - B. Business Overview – POC Clinical Diagnostics – Regulatory Approval”. For example, the FDA and comparable regulatory agencies in other countries impose substantial pre-market approval requirements on the introduction of medical products through lengthy and detailed clinical testing programs and other costly and time consuming procedures. Satisfaction of these requirements is expensive and can take a long period of time depending upon the type, complexity and novelty of the product. All devices manufactured for sale in the United States, regardless of country of origin, must be manufactured in accordance with Good Manufacturing Practices specified in regulations under the Federal Food, Drug, and Cosmetic Act. These practices control the product design process as well as every phase of production from incoming receipt of raw materials, components and subassemblies to product labeling, tracing of consignees after distribution and follow-up and reporting of complaint information. Both before and after a product is commercialized, we have ongoing responsibilities under the regulations of the FDA and other agencies. Noncompliance with applicable laws and the requirements of the FDA and other agencies can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of marketing clearances or approvals, and criminal prosecution. The FDA has the authority to request recall, repair, replacement or refund of the cost of any device manufactured or distributed by us. The FDA also administers certain controls over the export of medical devices from the United States.

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

In the biodefense and vector environmental testing markets, there is currently an absence of regulatory checks and balances and there is significant market uncertainty and misinformation. While we believe it is likely that future regulatory requirements in these markets will come into effect, the form and substance of these regulations remain highly uncertain. The effect of government regulations may be to prevent or to delay marketing and pricing of any new products for a considerable or indefinite period or to require additional studies prior to approval. Federal, state and foreign regulations, or lack thereof, regarding the sale of environmental testing devices are subject to change. We cannot predict the impact, if any, such changes may have on our business.

Our business is substantially dependent on market acceptance of our products. As well, our environmental business is affected by industry, governmental and public perceptions of biodefense products generally. Failure to obtain or retain market acceptance for some or all of our products would have a negative impact on our revenue and ability to operate profitably.

The commercial success of our clinical tests is highly dependent upon the acceptance and adoption of the tests by the medical community. The medical community tends to be very conservative with regards to adopting new technologies and products. Often substantial data and evidence supporting product performance is required to generate market acceptance. If we are unsuccessful in generating market acceptance, our ability to generate revenue and hence profits would be severely limited.

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

In addition, on July 19, 2002, the U.S. Office of Science and Technology Policy (“OSTP”), now under the Office of Homeland Security, published a memorandum directed to federal mail managers and first responders to federal mail centers that raised concerns regarding the use and performance capabilities of commercially available anthrax detection equipment, and further included recommendations to the community to cease purchasing such equipment. The recommendations in this memorandum were based on an evaluation of commercially available anthrax detection equipment by the U.S. Centers for Disease Control (“CDC”), which concluded that such equipment did not pass acceptable standards for effectiveness. As both of these U.S. government agencies are considered to be influential opinion leaders, this recommendation had a negative impact on the market acceptance and adoption of biodefense products generally, including our products. Subsequently beginning in June 2003, an 18-month study to evaluate handheld anthrax tests was performed by AOAC International and funded by the U.S. Department of Homeland Security (DHS) and the U.S. Department of Defense. The task force responsible for this evaluation comprised 50 experts on anthrax, assay development, validation study design, and representatives from over 40 federal and military agencies. In November 2004, the RAMP System received AOAC Official MethodsSM Certificate 070403 stating that the RAMP Anthrax Test performed as we claimed and that we are authorized to display the AOAC Performance Tested certification mark, subject to a nominal annual fee. All other commercially available rapid on-site anthrax detection systems that were tested failed to meet the AOAC’s performance standard. Upcoming field-testing studies will determine if any operational parameters related to the use of the RAMP Anthrax Test in the field would affect the analytical performance of the assay. As at March 31, 2006, we have approximately 229 Biodefense systems in field use by our customers.

We believe that we have adequately addressed the concerns raised by the CDC and OSTP with the public safety community, however there can be no assurance that the marketplace will continue to respond favorably. Further, it is possible that the U.S. government will enact regulation that prohibits, restricts or limits the use of equipment or funding for on site biodefense testing. See “Item 4 – B. Business Overview – On-Site Environmental Testing -Industry Trends” and “Item 4 – B. Business Overview – On-Site Environmental Testing – Marketing Plan –Competition”.

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

During 2005, approximately 5.3% of our total revenue was generated from within Canada, 63.1% from the United States, and 31.6% internationally, largely from Asia. There are various operational and financial risks associated with such international activity. We may face difficulties and risks in our international business, including changing economic or political conditions, export restrictions, currency risks, export controls relating to technology, compliance with existing and changing regulatory requirements, tariffs and other trade barriers, longer payment cycles, problems in collecting accounts receivable, reimbursement levels, reduced protection for intellectual property, potentially adverse tax consequences, limits on repatriation of earnings, the burdens of complying with a wide variety of foreign laws, nationalization, war, insurrection, terrorism and other political risks and factors beyond our control. As a consequence, these potential international risks may prevent us from selling our products in certain jurisdictions, may make it very difficult or even impossible to collect on accounts receivable or may impose a variety of additional expenses on our business such that we cannot sell our products at a profit. For international sales, we price and invoice our products primarily in U.S. dollars and consequently, incur a U.S./Canadian foreign exchange risk. We also expect that there may be a requirement in the future for sales to European customers to be priced and invoiced in Euros. Any significant adverse change in currency exchange rates may negatively impact our profit margins such that we may not be able to generate positive cash flow or earnings from our operations. To date, we have not made any provision for a currency hedging program. We are regularly evaluating options to mitigate our exposure to currency fluctuations, but there can be no assurance that we will be able to do so.

Risks Related to Our Common Stock

As we have a large number of warrants and stock options outstanding, our shareholders will experience dilution from these options and warrants in the event that they are exercised.

As of March 31, 2006, we had outstanding stock options, warrants and convertible debentures to purchase an aggregate of 32,727,004 shares, at exercise prices between $0.27 and $1.50, which represents 26% of our fully diluted outstanding share capitalization at that date. To the extent that these outstanding options, warrants and convertible debentures are exercised, considerable dilution to the interests of our shareholders will occur.

Because our common stock is not traded on a national securities exchange in the U.S., a shareholder’s ability to sell shares in the secondary trading market may be limited.

Our common stock is currently listed for trading in Canada on the TSX Venture Exchange (“TSX-VN”). Our common stock is also quoted in the United States on the OTC Bulletin Board. Shareholders may find it more difficult to dispose of or to obtain accurate quotations as to the price of our securities than if the securities were traded on the Nasdaq Stock Market or on a national securities exchange, like The New York Stock Exchange or the American Stock Exchange.

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

There has been significant volatility in the volume and market price of our common stock, and this volatility may continue in the future. In addition, there is a greater chance for market volatility for securities that trade on the TSX -VN or the OTC Bulletin Board as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of “bid” and “ask” quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the medical device industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our common stock and the relative volatility of such market price.

ITEM 4. OUR INFORMATION

A. OUR HISTORY AND DEVELOPMENT

We were incorporated on August 20, 1980 under the predecessor to the Business Corporations Act (British Columbia) (the "Business Corporations Act). The address and telephone number of our registered and records office and our head office are Suite 100, 8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8, (604) 456-6010.

We have made the following capital expenditures and dispositions over the three fiscal years ended December 31, 2005.

Year Ended	Capital Expenditures ($)	Capital Dispositions ($)
December 31, 2005	535,068	6,834
December 31, 2004	312,907	Nil
December 31, 2003	197,495	Nil
Total	1,045,470	6,834

Capital expenditures during the three years ended December 31, 2005 consisted primarily of investments in equipment relating to the manufacturing of our products, such as automated web processing equipment, semiautomated assembly equipment, semi-automated and automated dispensing equipment, injection molds, packaging equipment and investments in office equipment and furniture.

In addition, we plan to purchase automated manufacturing equipment at a total projected cost, including installation and validation, of approximately $2,000,000, which will be paid in installments over approximately 12 to 14 months. These capital expenditures are projected to allow us to increase manufacturing capacity from the current 45,000 tests per month, based on an 8 hour per day, 5 day per week single shift, to approximately 334,000 tests per month per shift. The equipment will be ordered as required based on a flexible manufacturing plan (with manual and automated interim alternatives identified), order lead times and forecasted demand for our products. As at December 31, 2005 and as at March 31, 2006, we had no capital expenditure commitments.

To support expanding manufacturing, sales and marketing, and research and development functions, we moved our operations in October 2005 to a sub-leased, 32,000 square foot multi-use facility.

MARCH 2006 FINANCING AND BOARD REORGANIZATION

On March 30, 2006, we closed a financing in which we raised gross proceeds of $12 million. In the financing, we issued to investors resident in Canada, the United States and certain offshore jurisdictions, on a private placement basis, a total of 24,000,000 units at a price of $0.50 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant was exercisable for a period of 24 months to purchase one additional common share at an exercise price of $0.62.

Delafield Hambrecht, Inc., a Seattle-based investment bank (“Delafield”), acted as placement agent with respect to $7 million of the $12 million financing, pursuant to an engagement letter dated as of March 15, 2006 between Delafield and us. In connection with the $7 million in financing, Delafield received a 7% cash commission, a warrant exercisable for a period of 24 months to purchase up to 980,000 common shares at a price of $0.62 per share, and reimbursement of expenses. The engagement letter appoints Delafield as our exclusive agent outside of Canada to introduce us to certain non-Canadian investors as prospective purchasers of our equity or equity-related securities in connection with a possible private placement, for a period terminating December 12, 2006. The engagement letter also includes a 12-month tail period, thereafter, during which Delafield is entitled to receive a commission with respect to any investment made in us by certain prospective investors.

Haywood Securities Inc., a Canadian investment bank (“Haywood”), acted as placement agent with respect to $3 million of the $12 million financing, pursuant to an agency agreement dated as of March 30, 2006 between Haywood and us. In connection with the $3 million in financing, Haywood received a 7% cash commission, a warrant exercisable for a period of 24 months to purchase up to 420,000 common shares at a price of $0.62 per share, and reimbursement of expenses. The agency agreement provides Haywood with a right of first refusal to act as lead underwriter or agent in all Canadian brokered equity or equity-equivalent offerings, public or private, by our Company or our subsidiaries for a period of 6 months following March 30, 2006.

No selling fees or commissions were paid with respect to the remaining $2 million of the $12 million financing, except for a finder's fee of $33,000 paid on a portion of the non-U.S. portion of the financing.

We used a portion of the net proceeds from the financing to repay our US$1 million line of credit. The remaining net proceeds of the financing will be used for general working capital purposes, capital equipment acquisitions required for the scale up of our manufacturing processes, and to expedite the commercialization of lead new product candidates.

Concurrent with the closing of the $12 million financing, all of the independent members of our Board of Directors (David Turner, Sidney Braginsky, William Moffitt, Dominique Merz and Ross MacLachlan) resigned, and five new directors (Dr. Anthony Holler, Todd Patrick, Richard Bear, Ian Webb and Richard Bastiani) were appointed to the Board of Directors. Dr. Holler and Mr. Patrick, two of the new directors, each purchased 1,000,000 units in the financing.

Each new director was granted options to purchase 400,000 common shares, exercisable at $0.58 per share. In addition, Dr. Holler and Mr. Patrick each received 66,666 common shares in consideration for agreeing to join and assisting in the reorganization of our Board. The remaining directors, William Radvak, our President and Chief Executive Officer, and Brian Richards, our Chief Operating Officer, were granted an aggregate total of 532,500 options at an exercise price of $0.58 per share, to replace a total of 532,500 options that expired in February 2006. A total of 1,600,000 stock options held by the former directors were cancelled pursuant to written agreements with the former directors. In addition, the Company amended the exercise price of 1,875,000 warrants granted on June 21, 2004 and expiring June 21, 2006 from an exercise price of $1.15 per common share to $0.90 per common share to reflect the market price of the Company's common shares at the date of issue.

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

Our business strategy is to use RAMP to develop diagnostic tests for POC and on-site testing markets where there is a need for rapid and accurate results. We have the ability to conduct all research and test development in-house and oversee any clinical testing required to satisfy the regulatory requirements in target markets. We typically seek to retain all manufacturing rights for our portable fluorescence readers and test kits. All our Kits are currently produced in-house and our Readers are manufactured and supplied to us under contract. We have two qualified contract manufacturers for the Reader, both located in British Columbia. See “Item 3 – D. Risk Factors” and “Item 4 - B. Business Overview - Operations and Manufacturing”. We currently market and sell RAMP products through a combination of direct sales and select distributors, depending on the market segment and geographical area. See “Item 4 - B. Business Overview - On Site Environmental Testing - Marketing Plan” and “- POC Clinical Diagnostics – Marketing Plan”.

DEVELOPMENT OF THE BUSINESS

We have developed a proprietary enabling technology for the commercialization of highly sensitive and quantitative (producing a numeric result) diagnostic tests in a simple-to-use, portable format. This technology, referred to as the RAMP System, comprises a portable fluorescence Reader common to all tests, and single-use, disposable test cartridges (“Cartridges”) that contain an analyte specific, lateral flow immunoassay. Each Cartridge incorporates a proprietary internal calibrator that accounts for sources of variability inherent in conventional lateral flow immunoassay-based tests, making RAMP potentially competitive in performance to laboratory-based systems.

POC Clinical Diagnostics

To validate the RAMP technology, we initially developed a myoglobin assay on the system ("Myoglobin Assay"). Myoglobin is a protein that is present in all types of muscle cells, including the heart. Myoglobin is released into the bloodstream within hours of muscle damage, including that caused by a heart attack. Accordingly, myoglobin is believed to act as a “cardiac marker” which, if detected in the bloodstream, can be indicative of the subject being tested having suffered a heart attack. Manufacturing prototypes of the Reader and the Myoglobin Assay were completed in February 2001 and a multi-center clinical trial was completed in May 2001. The data from the clinical trial formed the basis of regulatory submissions to the FDA and to the TPD in June 2001, seeking the requisite clearances to market the Reader and Myoglobin Assay in the United States and Canada.

In January 2002, we received clearance from the FDA for both the Reader for general clinical use, and for the Myoglobin Assay for the quantitative determination of myoglobin. The TPD issued a Medical Device License to us in June 2002 with respect to both the Reader and the Myoglobin Assay.

In early 2003, we completed development of RAMP tests for two additional cardiac markers, CK-MB (“CK-MB Assay”) and troponin I (“Troponin Assay”). In April 2003, we received approval from the European Union to apply the CE mark to our three cardiac assays, a European designation that permits the sale of these products in the European Union. In November 2003, we completed a multi-center clinical trial for the CK-MB Assay and the Troponin Assay, and in early December 2003 we filed submissions with the FDA to obtain regulatory clearance to market and sell these tests in the United States. In May 2004 we received regulatory clearance from the FDA to market RAMP cardiac marker tests for detecting CK-MB and Troponin I to assist in the diagnosis of heart attack. In August 2004, we obtained approval from the TPD to market the Troponin I Assay and the CK-MB Assay in Canada. In January 2005 the RAMP reader, Troponin I Assay, CK-MB Assay and Myoglobin Assays received regulatory clearance in China from the State Food and Drug Administration (“SFDA”) allowing O&D Biotechnology Co., our exclusive distributor for China, to market the products in China. In March 2005, our representative in Japan filed regulatory submissions with the Ministry of Health, Labor and Welfare (“MHLW”) seeking authorization to market the RAMP cardiac marker tests in Japan.

In October 2004, in collaboration with Shionogi & Co. Ltd. (“Shionogi”), we began development of a quantitative rapid test for BNP to assist in the diagnosis and management of CHF (congestive heart failure - a disease in which the heart muscle weakens, thereby reducing the heart's ability to pump enough blood to support all of the body's demands). Pursuant to the development agreement, we completed development of the RAMP BNP Test for Shionogi, which has exclusive rights to the BNP marker in Japan and paid us milestone-based fees toward the development of the test. On May 15, 2006 we announced that Shionogi had secured Japanese regulatory clearance of the RAMP BNP Test, and that we entered into a marketing and supply agreement with Shionogi to commercialize the RAMP BNP Test in Japan with a market launch scheduled for June 2006. Shionogi will market the clinical point-of-care diagnostic system, manufactured exclusively by us, both directly, as well as through its own network of distribution partners under the trademark Shionospot BNP.

In November 2004, we began development of a rapid test for Staph A in collaboration with 3M Corporation (“3M”). As of March 31, 2006 3M was preparing to conduct a Beta Study with a prototype product. Subject to the successful development of the test and further assessment of the market opportunity, we expect to manufacture the Staph A Test and anticipate that 3M will exclusively market the product based on the RAMP System.

In July 2005 we entered into a non-exclusive license agreement with Roche Diagnostics GmB (“Roche”) of Germany, which enables us to develop a rapid test for NTproBNP to assist in the diagnosis and management of congestive heart failure. Development is ongoing. The license from Roche includes an option under which we can also develop a test for troponin T, a cardiac marker similar to troponin I. As of March 31, 2006 we have not exercised this option.

In October 2005, we started development of a high-sensitivity, rapid test for the detection of influenza A (Flu A) following initial results that suggested a RAMP Flu A test could be capable of producing highly sensitive and reliable information that was not yet available in commercially available rapid immunoassays. In November 2005 we began development of a test for the detection of influenza B (Flu B). In January 2006, following additional market research and independent confirmation of the performance of our Flu A and Flu B tests, we announced plans to initiate a multi-centre clinical study of our RAMP Flu A and Flu B tests during the current influenza season.

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

In January 2004, we entered into a collaboration with General Dynamics Canada (“GDC”), a business unit of General Dynamics Corp., to integrate the RAMP System with the biological detection technology employed in GDC’s 4WARN System. Through continuous air sampling, the 4WARN System provides real-time biological detection capability however it lacks the ability to specifically identify a biological agent. By integrating the RAMP and 4WARN Systems, we hope to deliver a product that will both detect and specifically identify a variety of biological agents on a real-time basis. In June 2004, an initial prototype of the integrated system was demonstrated. The prototype was modified during 2005 in preparation for an extensive field trial which is intended to demonstrate feasibility of the integrated system. If the field trial is successful, the project is expected to move to a commercialization phase; however, the certainty and timing of this is unknown.

Collaborative Research

From time to time, various third parties (primarily medical diagnostic companies) approach us to request that we develop RAMP tests for certain specific indications. In many cases, these indications are outside of our own product development efforts. Nevertheless, when a promising test application presents itself and internal resources are available, we often agree to conduct initial feasibility research on behalf of these third parties, provided that the third party funds the costs of the research. Upon completion of the research project and depending on the results, we may explore the merits of developing the product opportunity with the third party. In fiscal 2000 and 2001, these collaborative research arrangements represented 100% of our total revenues, whereas for fiscal 2002, 2003, 2004 and 2005 they represented approximately 19.7%, 35.5%, 20.5% and 11.5% of our total revenues respectively. Although this is not a primary area of focus for our business, we anticipate that we will continue to perform these research studies from time to time in the future, and that as our Company grows and a greater awareness of our technology develops in the marketplace, the number of such projects may increase.

As described above under “POC Clinical Diagnostics”:

  in October 2004, we entered into a development agreement with Shionogi of Japan, to develop a rapid quantitative RAMP test for BNP and in May 2006 announced that Shionogi had secured regulatory clearance to market the test in Japan with market launch scheduled in June 2006;
  we obtained a non-exclusive license from Roche Diagnostics whereby we are developing and planning to develop and commercialize a RAMP NT-proBNP Test to assist in the diagnosis and management of congestive heart failure; and
  we entered into a co-development agreement with 3M in November 2004 whereby 3M is paying us milestone- based fees to develop a RAMP Staph A Test. Subject to the successful development of the test and further assessment of the market opportunity, we are in the process of negotiating a supply agreement whereby we will manufacture and 3M will exclusively market the RAMP Staph A Test.

As described above under “On Site Environmental Testing”, we are also collaborating with General Dynamics Canada on a continuous air sampling biological detection system.

REVENUE BREAKDOWN

The following tables provide a breakdown of our revenue by geography and product category respectively for the years ended December 31, 2005, 2004, and 2003:

Revenue by Geography

Country / Region	2005 ($)	2004 ($)	2003 ($)
Canada	186,593	367,271	136,571
United States	2,202,424	1,665,703	870,888
Europe	79,540	42,128	88,040
Asia	1,011,115	568,963	137,738
Other	10,008	32,816	50,516
Total	3,489,680	2,676,881	1,283,753

Revenue by Category

Category	2005 ($)	2004 ($)	2003 ($)
Biodefense	1,642,705	879,637	567,872
Clinical products	738,456	506,475	170,781
Vector	707,477	741,084	89,142
Contract	401,042	549,685	455,958
Total	3,489,680	2,676,881	1,283,753

Contract revenue was generated primarily through contract research and development fees paid by third parties through collaborative arrangements. Research arrangements typically involved investigating the feasibility of developing certain clinical or environmental diagnostic tests utilizing the RAMP System. We did not begin to receive revenue from product sales until 2002.

Our revenues are affected by seasonality, including governmental budget cycles, competition and a variety of other factors. See “Item 3 – D. Risk Factors” and Item 5 – A. Operating Results – Selected Quarterly Information 2005 and 2004”.

THE RAMP® TECHNOLOGY

RAMP is a platform technology that combines a sensitive, portable fluorescence detection system with simple lateral flow immunoassays. Although lateral flow immunoassay technology has been available for over 25 years, the market for early generation rapid immunoassays has been limited by their inability to provide the accurate, quantitative results required by the majority of test situations.

RAMP maintains key positive attributes of lateral flow immunoassays - simplicity, specificity, reliability and rapid results – but includes a method to overcome the performance limitations of early generation immunoassays that suffer from relatively poor sensitivity and accuracy. By introducing a population of known antibodies that are impacted by the same conditions as the test antibodies, the ratio of a measurement of the two sets of antibodies effectively factors out uncontrolled variability, thereby providing an accurate result. Furthermore, the use of a fluorescent label in the cartridge combined with a custom optical scanner in the Reader results in what is believed to be a reliable and sensitive detection system. The RAMP System has demonstrated its capability to detect and quantify a wide variety of analytes with sensitivity and accuracy comparable to centralized lab systems.

Minimal training is required to use the RAMP System. A test is performed by adding a liquid sample (e.g. blood, urine, saliva, water, or proprietary buffer) containing the analyte of interest (e.g. myoglobin, anthrax spores) to the sample well of a Cartridge. The Cartridge is then inserted into the Reader, which scans the test strip and typically provides the result normally in less than 20 minutes. In the absence of rapid on-site and POC test results, health care providers and first responders may be forced to wait up to three days for a confirmatory result from a government-run lab.

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

BIODEFENSE MARKET

We have developed and are selling RAMP tests for the rapid detection and identification of anthrax, ricin, botulinum toxin and pox. Our target market for our RAMP Biodefense tests is primarily public safety institutions (or "first responders") such as fire and police departments, military installations, emergency response teams and HAZMAT (hazardous materials) units. Government agencies and corporations that handle mail are also candidates for an on-site test for anthrax. There are over 90,000 public safety institutions in the United States that may be required to have rapid on-site test capability. The rapid detection and identification of biological agents is an important capability affecting the management of a bioterrorist event, forming the basis of emergency response, medical treatment and consequence management. In addition, the rapid identification of biological agents facilitates the quick dismissal of hoaxes and panic-based reports, thereby reducing the logistical burden on first responders which will be required to maintain a higher level of preparedness than in the past. The increased desire to be prepared for potential terrorist attacks, particularly on the part of the U.S. government, is evidenced by numerous initiatives, including the creation of the U.S. Office of Homeland Security (“OHS”) in the aftermath of the terrorist attacks on September 11, 2001. The first priority of the OHS is to protect the United States against further terrorist attacks. Component agencies analyze threats and intelligence, guard borders and airports, protect critical infrastructure, and coordinate the response of the U.S. for future emergencies.

In 2002, the global market for biodetection was estimated at U.S.$100 million, of which the United States accounted for 90%. A 2003 market study estimated that the biodetection equipment market would grow 41% per annum from an estimated U.S.$345 million in 2003 to U.S. $1.9 billion in 2008.1 Since this study was published, we have found that significant funds and government focus appear to have been diverted away from anti-terrorism activities toward other human safety issues, such as hurricane disaster relief and influenza pandemic preparedness. We do not know how this will impact demand for our biodefense products going forward.

INDUSTRY TRENDS

The environmental testing industry is a multi-billion dollar worldwide industry that as a whole has suffered from declining growth and excess capacity. Consolidation and market recovery are slowly bringing supply back into line with demand.2 The environmental laboratory test market is mature and the area of growth is in economically applying accurate and sensitive technologies to rapid on-site testing where the logistical benefits can often save money and lives.

The environmental laboratory system market as a whole has experienced significant consolidation in recent years, resulting in falling test prices and shrinking margins. This is similar to the clinical market where laboratories and providers of laboratory systems experience low profit margins on these services and products.

Development of new, rapid on-site tests has largely been the domain of smaller producers and start-up companies. The on-site biodefense testing market has historically attracted little investment due to the relatively small market potential of this segment. Accordingly, for a given biological agent such as anthrax there are fewer products in the market compared to a clinical analyte such as troponin I. Due to the unregulated nature of the market, there was a proliferation of products that claimed the ability to detect environmental anthrax following the anthrax attacks in October 2001. Those products generally were unable to meet market needs in terms of sensitivity and accuracy and so the on-site biodefense testing market was characterized by uncertainty and confusion in terms of specific product performance and standards. On July 19, 2002, the U.S. Office of Science and Technology Policy, now under the Office of Homeland Security, published a memorandum directed to federal mail managers and first responders to federal mail centers that raised concerns regarding the use and performance capabilities of commercially available anthrax detection equipment, and further included recommendations to the community to cease purchasing such equipment. The recommendations in this memorandum were based on an evaluation of commercially available anthrax detection equipment conducted by the U.S. Centers for Disease Control (“CDC”), which concluded that such equipment did not pass acceptable standards for effectiveness. As both of these U.S. government agencies are considered to be influential opinion leaders, this recommendation had a negative impact on the market acceptance

1 Frost & Sullivan, Advances in Chemical and Biological Detection Technology, October 2003.
2 Environmental Business International Inc. Report 113B Environmental Testing and Analytical Services, Summer 2002.

and adoption of biodefense products generally, including our products. Subsequently beginning in June 2003, an 18-month study to evaluate handheld anthrax tests was performed by AOAC International and funded by the U.S. Department of Homeland Security and U.S. Department of Defense. The task force responsible for this evaluation comprised 50 experts on anthrax, assay development, validation study design, and representatives from over 40 federal and military agencies. In November 2004, the RAMP System was the only rapid anthrax detection system tested that met new performance standards introduced by the Association of Analytical Communities International (“AOAC”) for rapid immunoassay-based anthrax detection systems. Importantly, this DHS-sponsored project has now established an infrastructure to support the development of standards and the evaluation of biodefense detection devices. See “Item 4 – B. Business Overview – On-Site Environmental Testing – Marketing Plan - Competition and “Item 3 – D. Risk Factors”.

A major factor that could limit new entrants and future growth in the on-site biodefense testing market is the potential for governmental regulators or reimbursement and budgeting agencies to impose costly and burdensome controls, regulations and restrictions on testing. We are unable at this time to assess the possible future impact of this on our business.

MARKETING PLAN

We market and sell our biodefense products through a network of regional distributors in the United States, and country-specific national distributors in certain other countries. These efforts are supplemented by direct sales in some geographical territories. Since October 2002, RAMP biodefense systems have been sold in Canada, the United States, Saipan, Guam, Japan, Italy, Australia, Ireland, Israel, Korea, China, Singapore and the United Arab Emirates. Customers include UNMOVIC, the United States Air Force, the United States Army, Canadian Department of Defense and Health Canada and the Canadian Royal Canadian Mounted Police. RAMP Systems are being used in major U.S. markets including Chicago, Orlando, Philadelphia, Los Angeles, West Palm Beach, Atlanta, and Houston. In March 2005, we fulfilled an order for 23 RAMP Biodefense systems by The Domestic Preparedness Equipment Technical Assistance Program (“DPETAP”), a comprehensive, national equipment technical assistance program for emergency responders, established by the Office for Domestic Preparedness in partnership with the United States Army's Pine Bluff Arsenal, the Department of Defense's center of expertise for chemical and biological defensive equipment production and support. These systems will be used by DPETAP to train United States first responders in the proper and effective use of the RAMP biodefense system.

COMPETITION

The following table summarizes our known competitors in the rapid on-site environmental biodefense testing market (note that this table may not include all biological agents for which these companies may have tests):

Company	Biological Agent
	Anthrax	Ricin	Botulinum Toxin	Ortho- pox	Brucella	Plague	Tularemia	SEB
Alexeter Technologies LLC (1)	X	X	X		X	X	X	X
New Horizons Diagnostics	X	X	X			X	X	X
ADVNT Inc.	X	X	X
Idaho Technology Inc. (2)	X		X	X	X	X	X
Cepheid Inc. (3)	X			X		X	X	X
Smiths Detection BioSeeq™ (4)	X			X		X	X

(1)	Product includes a portable reader based on reflectance technology. Tests are manufactured by Tetracore Technologies.
(2)	Product weighs 50 pounds and requires 650 Watts of AC power.
(3)	Product weighs 22 pounds not including computer, and requires 350 Watts of AC power and a minimum of 2.5 linear feet of bench space.
(4)	Product is a hand-held instrument.

A number of independent studies have been conducted on biodefense tests. The RAMP Anthrax Test has been evaluated at four sites in the United States and Canada: DRDC Suffield4, a division of the Canadian Department of National Defence; the Maryland State Department of Health5; Intertox Inc.6, a Seattle-based public and occupational health firm; and Edgewood Chemical Biological Center, part of the U.S. Army's Aberdeen proving ground and more recently the AOAC testing7. Data from these four evaluations shows that the RAMP Anthrax Test meets or exceeds its product claims of reliably detecting less than 4,000 live spores, with 99-per-cent confidence in specificity. The U.S. CDC defines a lethal dose of anthrax as 10,000 spores. In November 2004, the RAMP System was the only commercially available rapid on-site anthrax detection system of those tested that met the new performance standards introduced by AOAC for rapid immunoassay-based anthrax detection systems and to receive the AOAC Official MethodsSM Certificate 070403 stating that the RAMP Anthrax Test performed as we claimed and that we are authorized to display the AOAC Performance Tested certification mark. All other commercially available rapid on-site anthrax detection systems tested failed to meet the AOAC’s performance standard. Further field-testing studies are expected to determine if any operational parameters related to the use of the RAMP Anthrax Test in the field would affect the analytical performance of the assay. We currently have 229 RAMP biodefense systems in field use by our customers. “See “Item 4 – B. Business Overview – On-Site Environmental Testing - Industry Trends and “Item 3 – D. Risk Factors”.

Other competitors include companies, including GenPrime and Scott Health and Safety, that sell products that allow the user to screen for biological materials, but do not identify a specific biothreat agent such as anthrax. We also believe that a number of diagnostics companies have an active interest in rapid on-site biodefense testing and have the potential to become either competitors or business affiliates.

REGULATORY APPROVAL

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

The lack of regulatory oversight in the biodefense industry means there is virtually no independent data available for a customer to verify a manufacturer’s product claims. Since launching our Anthrax Test, we have aggressively pursued third party validation of the product’s performance. See “Item 4 – B. Business Overview – On-Site Environmental Testing – Competition. However, currently companies do not require any form of regulatory clearance to market handheld assays for the detection of biodefense threats such as anthrax. See “Item 3 – D. Risk Factors”.

The performance testing conducted by the AOAC in 2004, and the field test program being conducted by the AOAC, were developed in collaboration with and funded by the U.S. DHS. One of the goals of the testing programs was to develop industry performance standards. The final form and substance of these possible standards and the impact on the industry is currently unclear.

ENVIRONMENTAL INFECTIOUS DISEASE TESTING MARKET

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

Market and Marketing Plan

Currently, public health management of West Nile Virus (“WNV”) is primarily handled through surveillance and testing for the virus in mosquito populations on a regional basis throughout North America. Testing protocols, if they exist at all, differ widely from region to region. When we entered the market in 2003, all WNV testing was performed using either a product called VecTest – an inexpensive, portable immunoassay that had been on the market since 2000 or laboratory-based PCR tests, which are considered the “gold standard” due to their accuracy. However PCR is relatively time consuming (approximately 4 hours) and expensive (approximate cost per test of $80 - $120 and approximate system cost of $60,000 to $100,000). Conversely, VecTest has other performance disadvantages such as lesser sensitivity in detecting the virus in mosquitoes. The performance gap between VecTest and PCR afforded us the opportunity to introduce our RAMP System as an effective screening alternative.

The market for our West Nile Virus Test is comprised of the following end users: state epidemiology/veterinary labs, mosquito control organizations, mosquito control districts and military sites. U.S. state government testing figures for 2002 - 2003 indicated that the average state tested approximately 3,500 mosquito pools and 1,000 birds. It is estimated that approximately 279,000 tests are performed throughout North America each year to screen for West Nile Virus. We launched our WNV Test expecting that initial sales would be derived from a mixture of both direct sales and sales generated via distribution partners. On December 1, 2003, we entered into a sole distribution agreement with ADAPCO Inc., the largest distributor of mosquito control products in the United States.

Despite concerns over a potential global avian flu pandemic, regular testing of bird flocks appears to be limited. We believe this to be in part due to a lack of clear responsibility for the funding and implementation of testing programs. We continue to evaluate the opportunity for an avian flu test, however there are no assurances that a sufficient market exists to justify the cost of commercialization.

Regulatory Approval

There is no regulatory clearance required for our RAMP West Nile Virus Test because it is only used for testing mosquitoes. If we develop a Flu A or H5N1 screening test for birds, it will require regulatory clearance in some countries, such as the United States, where such tests are regulated by the Center for Veterinary Biologics division of the Department of Agriculture.

POC CLINICAL DIAGNOSTICS

In vitro diagnostics (“IVD”) is defined as the detection of various substances found in bodily fluids (for example, whole blood, plasma, serum and urine) where the sample is processed outside the body. POC testing is an emerging area within the IVD market and is generally defined as in-vitro diagnostic tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and dipsticks. POC tests are performed in clinics, physician offices, operating rooms, emergency rooms, recovery units, intensive care units, general wards or in a patient's home. They have a simple format, require minimal sample manipulation, produce results quickly and can be used by non-laboratory personnel with minimal or no training. So called "near-patient" testing performed by trained personnel in laboratories using laboratory analyzers is not considered to be POC testing.

While immunoassay based tests consist of approximately 250 medical tests for analytes such as cardiac markers, hormones, therapeutic drugs, infectious diseases and cancer, this segment of the market remains relatively untapped by POC products. We believe that the success of immunoassay-based POC products to date has been limited by one critical shortcoming - the inability of such tests to provide the accurate, quantitative measurements required by the majority of test situations. Accordingly, immunoassay-based medical tests that require precise quantification of the target analyte have largely remained the domain of laboratory-based analyzers. As a result, we believe that a quantitative POC platform that provides results similar to laboratory-based analyzers could capture a large portion of this market, and also grow the overall market for some tests. We are targeting this market with our RAMP System.

OUR CARDIOVASCULAR TESTING PRODUCTS

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

After developing the RAMP Reader and Myoglobin Test, we submitted the Reader and the test to the FDA for review and approval in May 2001, and clearance was subsequently obtained in January 2002. As a consequence, our myoglobin assay has been available for commercial sale in the U.S. since early 2002. Based on the outcome of this approval, we then focused throughout the remainder of 2002 and 2003 on developing and preparing the two subsequent tests, CK-MB and troponin I, for submission to the FDA. We completed our clinical trial studies for these two tests in the fall of 2003 and submitted our data for FDA clearance in December 2003. Clearance was subsequently obtained in May 2004.

Recognizing that testing for congestive heart failure had become a critical complement to cardiac testing (i.e. for heart attacks), we chose to pursue a license for the use of a key CHF marker. In October 2004, we secured a license from Shionogi to develop a rapid quantitative RAMP test for BNP to assist in the diagnosis and management of CHF for the Japanese point-of-care market. In July 2005, we secured a license from Roche Diagnostics providing us the rights to develop, manufacture and sell POC tests for the detection of NT pro-BNP in markets where we do not sell RAMP BNP Tests. In May 2006, we announced that Shionogi had secured regulatory clearance to market the BNP test in Japan. See “Item 4b. – Development of the Business - POC Clinical Diagnostics”.

Overview of Cardiovascular Testing

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

Release of Cardiac Markers into the Bloodstream Following a Heart Attack 9

The turnaround times (“TAT”) for results from a hospital lab vary from ninety minutes to two hours due to the necessity of test ordering and specimen collection, specimen transport, sample preparation, test completion, reporting and interpretation. In rural settings and physicians offices the TAT can be many hours or even days. By contrast, we believe that POC testing with products such as RAMP could provide doctors with the information they need to diagnose and treat heart attack patients in a much shorter timeframe. In most cases, this is more likely to be within the critical window of time before irreversible heart damage or death occurs. The RAMP System is expected to aid in the diagnosis of heart attack by enabling physicians to easily and frequently monitor changes in the levels of a patient’s cardiac markers. Early access to this information enables physicians to use accelerated care protocols, which are intended to drive earlier and better treatment decisions.

In addition, to the cardiac tests, as described above under “Development of the Business – Collaborative Research”, we have completed development of a clinical POC test for BNP, a test to assist in the diagnosis and management of congestive heart failure.

8 Adams JE, III., Clin Chem Acta, 1999.
9 Wu AHB, Introduction to Coronary Artery Disease (CAD) and Biochemical Markers, 1998.

Overview of CHF Testing

Congestive heart failure (CHF) is a chronic, progressive disease in which the heart muscle weakens and becomes impaired, thus impeding the heart's ability to pump enough blood to support the body's metabolic demands. CHF is the only cardiovascular disorder to show a marked increase in incidence in the past 40 years and it is expected to continue rising due in part to the aging population and better survival prospects of patients with other cardiovascular diseases.3 Twenty percent of patients hospitalized with acute CHF will be re-admitted to the hospital with repeat incidence of the disease within one month, and 50 percent of patients will be re-admitted within six months.4

Current methods for diagnosis and assessment of CHF, which include physical examinations and chest x-rays, are not usually conclusive, making accurate diagnoses difficult. The introduction of testing for BNP and NTproBNP completely changed the ability of physicians to make a qualified diagnosis and monitor the success of treatment because the level of these molecules is elevated in the blood when the heart is forced work harder. These tests are very useful, as they have proven to be more accurate than any other single physical or laboratory gauge of heart failure.5 Both BNP and NT-proBNP are fragments of proBNP, a neurohormone that is released by the heart into the bloodstream during heart failure in response to increased blood pressure and volume overload. As proBNP enters the bloodstream, it is split into two fragments: BNP and NT-proBNP. Both the BNP and NTproBNP molecules are sensitive and specific indicators of congestive heart failure. Currently in the market, we believe there are a total of five BNP or NT-proBNP assays approved by the FDA for aiding in the diagnosis of heart failure.

INDUSTRY TRENDS

In 2003, the value of the worldwide IVD market was approximately U.S.$35 billion10 with an expected annual growth rate of almost 9% between 2003 and 2010. The immunoassay segment comprised 29% of the total IVD market6. Nearly 90% of industry sales are currently in developed countries with stable health care infrastructures in North America and Europe and in Japan. U.S. demand for IVD products is forecast to grow 6.1 percent annually through 2009.7

The highly automated test systems found in laboratory settings are designed to handle large volumes of patient samples. Although both capital and labor-intensive, economies of scale can result in low per-test costs, but turnaround times can vary from several hours to days. We believe that the costs of these delays far outweigh any possible per-test cost savings of a lab test over a POC test, particularly in critical care situations, where time is of the essence while healthcare professionals wait for test results.

Development of new POC tests has largely been the domain of smaller producers and start-up companies. However, as the POC market has expanded, larger companies that primarily manufacture and market a wide variety of laboratory-based systems have attempted to maintain their market position by purchasing or investing in these companies.

Based on current trends, we believe that the pressure being put on hospitals and physicians by health care providers and insurers to reduce costs will encourage the development of new POC products. Cost constraints reduce the length of stay of patients and while the number of emergency department (“ED”) visits continues to increase, the overall capacity of the nation’s EDs has decreased. Consequently, there is great pressure in the form of industry guidelines and reimbursement incentives / penalties to streamline the delivery of health care and get patients through the system more quickly. An important attribute of POC products is they typically provide faster test results thereby

3 McCullough, PA, Nowak, RM, McCord J, et al. B-type natriuretic peptide and clinical judgment in emergency diagnosis of heart failure. Clin Inv Rep. 2002;106:416-422.
4 http://www.sciosinc.com/scios/challenges
5 http://www.stjohnsmercy.org/healthinfo/newsletters/heart/Aug02.asp
10 Forbes magazine website, October 27, 2003.
6 PR Newswire - Ageing Population and Widening Health Insurance Expand Asian In Vitro Diagnostics Market.
7 In Vitro Diagnostics - Market Size, Market Share, Market Leaders, Demand Forecast, Sales, Company Profiles, Market Research, Industry Trends

allowing earlier intervention. As a result, the American College of Cardiology and the American Heart Association have jointly developed the following guideline:

“Cardiac markers can be measured in the central chemistry laboratory or with point-of-care instruments in the ED with desktop devices or hand-held bedside rapid qualitative assays). When a central laboratory is used, results should be available within 60 min, preferably within 30 min. Point-of-care systems, if implemented at the bedside, have the advantage of reducing delays due to transportation and processing in a central laboratory and can eliminate delays due to the lack of availability of central laboratory assays at all hours. These advantages of point-of- care systems must be weighed against the need for stringent quality control and appropriate training of ED personnel in assay performance and the higher costs of point-of-care testing devices relative to determinations in the central laboratory. In addition, these point-of-care assays at present are qualitative or, at best, semiquantitative. The evolution of technology that will provide quantitative assays of multiple markers that are simple to use will improve the diagnosis and management of patients with suspected ACS (Acute Coronary Syndromes) in the ED. Portable devices are becoming available that allow the simultaneous rapid measurement of myoglobin, CK-MB, and TnI at the point of care, and they are likely to be useful in the assessment of patients with ACS. “

MARKET

In 2005, global POC testing revenue was estimated at U.S.$5.05 billion and is expected to grow at a 13.8% average annual growth rate (AAGR) through 2010 to U.S.$9.65 billion. POC testing in the U.S. is forecasted to grow at a 15.5% AAGR8.

With an installed base exceeding 30,000 analyzers, Abbott Point of Care (formerly i-STAT Corporation) is estimated to hold more than 50% market share in POC testing of blood gases and electrolytes.9 Abbott Point of Care reported that the use of their product results in an approximately 20% cost savings to the hospital over conventional lab testing when product cost and labor are considered.10 The market leader in POC cardiovascular markers, Biosite Inc., has an installed based of more than 2,800 BNP hospital customers in the U.S.11 We believe that this demonstrates the market’s acceptance of rapid POC testing in hospital laboratories wards - a setting where clinical laboratories are readily accessible but timely results are not.

Due in part to increasing concerns over a possible H5N1 flu pandemic, influenza testing is expected to increase. Manufacturers of rapid flu tests may benefit from such a growing market. Current practice is to use a rapid flu test in the hospital microbiology lab. If the result is positive, patients are treated accordingly and if the result is negative, a second test is run using more sensitive methods such as DFA or culture, which could take 24-48 hours. We believe that this demonstrates the market’s acceptance of rapid testing in hospital labs.

The large growth in blood glucose monitoring that followed the introduction of POC testing to diabetes management illustrates another important point. By addressing unmet medical need, the introduction of POC products can significantly grow a market by complimenting traditional testing methods.

Major factors that may prevent rapid growth in the POC testing market are:

  Cost and burden of market controls and regulations;
  Restrictions on testing imposed by health care reimbursement agencies;
  Managed care contracts with reference laboratories; and

8 Point of Care Diagnostics, Business Communications Company Market Study, February 1, 2006.
9 I-STAT corporate profile and Fourth Quarter Report, 2002.
10 I-STAT corporate profile and Fourth Quarter Report, 2002.
11 UBS Investment Research, July 2005

  Manufacturers’ inability to demonstrate POC "cost effectiveness".

We plan to commercialize RAMP tests for the quantification of other clinical analytes in areas such as infectious diseases, hormones, and therapeutic drugs. There is no assurance that we will be successful in our efforts in this regard. See “Item 3 – D. Risk Factors”.

MARKETING PLAN

Our RAMP cardiac tests are intended for use primarily in hospital emergency rooms, laboratories and walk-in clinics around the world. We have obtained clearance to market these tests in the U.S., Canada, the European Union, and China in addition to other, less regulated, jurisdictions. Our Japanese sales and marketing partner, Shionogi, has obtained clearance to market our BNP test in Japan planned for launch in June 2006. We expect to develop and launch our NT-proBNP test in markets other than Japan as early as the fourth quarter of 2006.

In late 2005, we decided to move from a hybrid approach of a small direct sales force combined with sales and marketing partners to the exclusive use of specialty distributors, supported by our own sales managers. These distributors use their existing networks and resources to distribute and market RAMP products to end-users in geographical and customer segments in which they have a presence or expertise. We currently have agreements with three such distributors that sell RAMP products in the U.S. These three U.S. distributors are supported by three regional sales managers in the U.S. who are employed by us. We also have agreements with more than 10 regional distributors that sell RAMP products in China, Korea, Turkey, India, Russia, Croatia, Iran, Slovenia, Australia, Malaysia, Bangladesh, Belarus, Switzerland, and the United Arab Emirates and Arab states that are supported by an international sales manager who is employed by us and a sales management firm contracted by us.

We have not signed any other distributors for our clinical products at the present time other than as described above, and there is no guarantee that any distributors can be secured on acceptable terms. See “Item 3 – D. Risk Factors”. The distributors we have signed for our cardiac tests would not necessarily be capable of selling into other segments of the clinical markets, such as infectious disease. If we are successful commercializing tests for Flu, we will likely have to develop marketing channels for these products separately. Possibilities include direct distribution, a separate network of national or regional distributors, or a partnership with a company already selling into the infectious disease market. We have not had any discussions with distributors or partners for the infectious disease segment of the clinical market, and there is no guarantee that any can be secured on acceptable terms. See “Item 3 – D. Risk Factors”.

Generally, RAMP clinical products will be targeted in the two major locations at which clinical or human health POC testing is currently being used or is likely to occur, namely:

1.

Hospital POC market: Examples of tests in this market include tests for diagnosing heart attacks, CHF, blood clots and stroke, infectious disease, and therapeutic drug monitoring for use in emergency rooms, operating suites, intensive care units, intermediate care units, recovery units, general wards, outpatient clinics, nursing homes and emergency transport services; and

2.

Physicians office and satellite facility market: Examples of tests in this market include tests for diagnosing heart attacks, CHF, infectious diseases and wellness for use in physicians' offices, walk-in clinics, and outpatient surgery centers.

COMPETITION

The medical POC test market is comprised of five basic segments: clinical chemistry, hematology, immunoassay, blood glucose and urinalysis plus miscellaneous other tests. Dozens of companies sell qualitative POC tests in these segments. Few companies however, participate in the quantitative POC immunoassay market. The following table summarizes our key known competitors in the POC testing market.

Competitors in Medical POC Testing Markets

Company	Test Market Segment
	Cardiac Markers	CHF Marker	Drugs of Abuse	Flu and Infectious Disease	Pregnancy / Ovulation	Blood Gases
Biosite Diagnostics Inc.	X	X	X
Abbott Laboratories (i-STAT)	X (1)					X
Nanogen Inc. (2)	X	X
Becton Dickenson Corporation (3)				X
Binax, Inc. (3)				X
Quidel Corporation (3)				X	X

(1) Only Troponin I and CK-MB cardiac tests at this time.
(2) Nanogen purchased the cardiac testing business from Spectral Diagnostics Inc. in February 2006. All of the tests known to be offered by Nanogen are qualitative – i.e. they do not provide a numerical result, but rather are visually read.
(3) These companies sell rapid Flu tests that are visually read (do not require an instrument).

Certain of the competitors listed in the table above have stated their intention to broaden their category offerings.

In addition to the key competitors listed above, we believe that each of the major diagnostics companies has an active interest in POC testing and, as well as being potential competitors are also potential business associates.

Biosite Diagnostics Inc. (“Biosite”) has sold a three-in-one quantitative immunoassay and reader system for cardiac markers (CK-MB, troponin I and myoglobin) since 1999 and is currently one of the leading participants in quantitative POC cardiac testing on the basis of market share, revenues and technology. Based on published list prices for the Biosite products and data from the recently completed multi-site clinical study entitled “Evaluation of the RAMP® CK-MB & RAMP Cardiac Troponin I Assays Versus The Biosite® Triage® Cardiac Panel, as Compared to the Dade Dimension Rxl System, Using Whole Blood From Normal Subjects and Patients with Symptoms of Suspected Acute Myocardial Infarction”, we believe that RAMP has several advantages over the Biosite product including product performance and menu flexibility.

In September 2003, i-STAT Corporation, now Abbott Point-of Care, announced that it had received FDA 510(k) clearance to market a 10-minute Troponin I test for use on the i-STAT Portable Clinical Analyzer, a biosensor based technology. Abbott Point of Care recently launched a CK-MB test and they have also announced development of a point-of-care BNP test with a planned market launch in 2006. In addition, Abbott Point-of Care offers several tests for other markers in whole blood, predominantly electrolytes and blood gases.

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

An emerging and potentially eclipsing application of genetic testing is the blood virus screening market. Currently, most tests for infectious diseases, such as AIDS, (HIV-1 and HIV-2) and Staph A, detect antibodies to the virus in the patient, which indicates exposure. While direct virus tests are not sensitive enough, genetic tests with amplification, such as polymerase chain reaction (“PCR”), may provide a sensitive and effective means to detect virus infection before the antibody levels rise.

REGULATORY APPROVAL

The FDA, Health Canada and comparable agencies in foreign countries impose substantial requirements upon the development, manufacturing and marketing of drugs and medical devices through the regulation of laboratory and clinical testing procedures, manufacturing, marketing and distribution, by requiring labeling, registration, notification, clearance or approval, record keeping and reporting. See “Item 3 – D. Risk Factors”

Prior to sale in the United States, most RAMP clinical products will require pre-marketing approval through a filing with the FDA called a 510(k) clearance. A 510(k) submission claims substantial equivalence to a similar, previously cleared product and normally takes about 100 days for approval once a submission is made. Some RAMP tests may have applications, intended uses or detect analytes for which there are no equivalent products on the market. In such cases, the test will require pre-market approval, a process that includes clinical trials to demonstrate clinical utility, safety and efficacy of the product. Including clinical trials, the pre-market approval process can take up to two years.

Marketing clearance for the RAMP Myoglobin Test and Reader was received in 2002. Marketing clearance for the RAMP CK-MB Test and the RAMP Troponin I Test were received in May 2004.

In Canada, in vitro diagnostics are regulated by the Therapeutic Products Directorate of Health Canada (TPD) and are licensed for sale by submission to the TPD. The timeline for approval is similar to that of the FDA’s 510(k) process. As of January 2003, all new and existing class II, III and IV Medical Device Licenses (“MDL”) in Canada required a valid ISO 13485 or ISO 13488 Quality System Certificate from a registrar recognized by the Canadian Medical Devices Conformity Assessment System (CMDCAS). We achieved registration to the ISO 13485 standard in April 2004. An MDL was issued for the Myoglobin Test and Reader in 2002. MDLs were issued for the RAMP CK-MB Test and RAMP Troponin I Test in August 2004.

In Japan, both a manufacturer’s accreditation and a product license from the Ministry of Health, Labor and Welfare (MHLW) are required prior to sale. The entire process currently takes approximately 9 to 12 months. In March 2005, our representative in Japan filed regulatory submissions with the MHLW for marketing authorization for the RAMP cardiac products. As of April 1 2005, the process underwent a major revision and the new licensing regulations include the requirement to contract with an in-country certified Japanese Marketing Authorization Holder (MAH) to be responsible for the safety and quality of the product in Japan.

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

In other parts of the world, the regulatory process varies greatly and is subject to rapid change. Many developing countries only require an import permit from their own government agency or proof of approval from the regulatory agency in the manufacturer’s country of origin. We require our marketing and distribution partners to ensure that all regulatory requirements are met in order to sell RAMP tests in their respective territories. In June 2004 and November 2004, our distributor in China received regulatory clearance to market the RAMP Reader and three RAMP cardiac marker tests. In February 2005, our distributor in Russia received regulatory clearance to market our RAMP Reader and RAMP cardiac marker tests.

Clinical consultants are used to support in-house resources where necessary to develop protocols and prepare regulatory submissions for government agencies such as the FDA and the TPD. We completed multi-center clinical trials for the RAMP Myoglobin Test and the RAMP Reader in 2001, and for the RAMP CK-MB Assay and the RAMP Troponin I Assay in November 2003.

OPERATIONS AND MANUFACTURING

We sell RAMP Systems for clinical and environmental use. A RAMP System consists of a Reader and Kits of applicable RAMP tests. Each Kit contains cartridges and sufficient materials required to perform 25 tests, except for WNV Kits, which contain materials for 100 tests. Manufacturing of the Reader is currently outsourced to one of two electronics manufacturers that we have qualified, both located in British Columbia. We manufacture all Kits in-house in order to maximize return on investment, protect proprietary technology, and ensure compliance with government and internal quality standards. Kit manufacturing includes reagent and component production, cartridge assembly and final packaging.

Our current manufacturing capacity is approximately 45,000 tests per month. Scale-up plans have been developed to ensure that manufacturing capacity is available in advance of demand. The space available for manufacturing operations in our current facility would allow for the production of approximately 334,000 tests per month on a single shift basis with an investment of approximately $2 million in equipment and an additional 11employees. Due to space limitations in our warehouse, we may be required to lease up to 2,500 square feet of offsite storage in the next 12 months to adequately address our requirements. We coordinate all support operations including customer support, technical and instrument service, production planning, shipping and receiving from our corporate headquarters in Burnaby, British Columbia.

Where possible, we require distribution and marketing partners to provide a six-month rolling forecast in order to ensure timely and adequate product supply and to allow efficient production, materials, shipping and inventory planning. See “Item 3 – D. Risk Factors". We plan to meet cost and quality targets through strict scale-up validation procedures and by negotiating supplier agreements for key materials. Final packaging, inventory storage and product distribution to marketing partners will be managed in accordance with individual partner agreements.

The primary raw materials for a test cartridge consist of: antibody reagents, cellulous nitrate membrane paper and injected molded plastic parts to act as a housing for the cartridge assembly. Additionally there are several miscellaneous peripherals required to enable the test to be effective including a pipette (for placing the sample being tested into the cartridge), specially designed tips for the pipette, and a solution for diluting the test sample. The antibody reagents are generally the most costly and critical component of a RAMP test and can account for in excess of 30% of the standard cost.

SUPPLIERS

We own the design, molds and tooling for the RAMP Reader; however, we have them manufactured and supplied to us under contract. We have qualified two contract manufacturers located in British Columbia who can manufacture and assemble RAMP Readers to our specifications. One is currently supplying all of our Readers and we believe that it has the manufacturing capacity to meet our anticipated volume requirements in the future.

Most of the raw materials for the RAMP System are easily obtained or manufactured by a wide variety of suppliers and we maintain contact with alternative sources of supply, which we can turn to in the event parts are unavailable from our primary suppliers. As most of these raw materials are commodity items, they are generally available at prices and in quantities comparable to what we obtain from our primary suppliers. The main exceptions to this are the specific antibody reagents used for each test. Antibodies are often only available from a limited number of commercial sources and can vary widely in quantity, quality and expense, depending on the test. From time to time, antibodies can also be sourced from research, academic and government organizations. The performance characteristics of our tests will vary depending on the different antibodies used. Further, the antibodies are typically combined with a variety of reagents to enhance performance, shelf life, or stability of each test, not unlike the ingredients in a food recipe. A significant amount of our proprietary technology and know-how relates to the specific antibodies used in our tests and the additional mix of reagents used to enhance them.

In certain situations where we locate a particular antibody or other key reagent of importance, if we believe it is prudent to do so, we may consider entering into a supply contract with the reagent supplier to help ensure a more consistent and reliable supply of reagent material or inventory large quantities of the material if the cost is not prohibitive.

To mitigate the possibility that an antibody from one of our primary suppliers becomes unavailable, we regularly evaluate the availability of alternative suppliers. However, as the new antibody would have properties different from the previous one, considerable cost and effort would likely be required to optimize a new reagent mix such that the new test would meet the required performance levels, and further, there is no assurance we would successfully be able to develop a new test which would be commercially acceptable. In addition, an uncorrected impurity or variation in a raw material, either unknown to us or incompatible with our manufacturing processes could result in products that, if developed, may require us to enter into additional supplier arrangements for additional reagents to correct the variation or impurity. Consequently, a major interruption in the supply or the unavailability of a sole-sourced antibody would likely have a material adverse effect on our ability to manufacture these products until a new source of supply is located and sufficient development is conducted to commercialize the new test. If we are not able to enter into new supplier arrangements on commercially reasonable terms, or at all, there could be a material adverse effect on our ability to manufacture products. See “Item 3 – D. Risk Factors”.

CUSTOMER AND TECHNICAL SERVICES

For sales growth, we believe it is important to ensure that customer service and technical support for our products be provided at a level of excellence defined by the end customers. Customer service (order entry, product information, pricing and availability), conducted by trained and service oriented representatives, is one of our goals in delivering RAMP products to customers.

Technical service includes providing the end-user with general information on the safe and effective use and application of the product. A formal procedure for recording, reviewing and responding to customers' technical questions, issues, or any problems that result in a customer complaint has been implemented under our Quality System. We maintain the required traceability of our products to the end user in the event we are required to institute a recall of any sort. In the event a potential liability arises as a result of a performance issue or failure of our RAMP tests in the field, we carry product liability insurance coverage that we believe is appropriate for our current business. See “Item 3 – D. Risk Factors”.

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

PATENTS

To date, our patent estate with regards to the RAMP technology is as follows:

Patent Name	Jurisdiction	Patent or Application Number	Status	Expiry Date
Quantitative Immunochromato- Graphic Assays (1)	United States UK Canada Japan	U.S. 5,753,517 EP 0 890 103 2,250,242 JP3,753,741	Issued Issued Issued Issued	2016
Compensation for Non-Specific Signals in Quantitative Immunoassays (2)	United States	U.S. 6,509,196	Issued	2020
Sensitive Immunochromatographic Assay (2)	United States PCT (3) EPO (4) Canada Japan China Australia Honk Kong	U.S. 10/120,774 PCT/CA03/00539 3711770.2 2,480,833 2003-584715 3808096.6 2003218584 6100023.5	Filed Filed	- -
Method and Apparatus of Quantitative Assays (2)	United States PCT	US 7,056,743 PCT/US2005/013703	Issued Filed	2024 -
Immunoassay Employing Two-Step Internal Calibration Reaction (2)	United States PCT	US 60/630,866 PCT/US2005/042668	Filed Filed	- -
Multi-Directional Immunochromatographic Assays (2)	United States	US 60/710,582	Filed	-

(1)	Filed on behalf of the University of British Columbia (“UBC”) and subject to an exclusive license granted to us by UBC. See “License from UBC” below.
(2)	Assigned exclusively to us by the inventors at no cost for the life of the patent.
(3)	Patent Cooperation Treaty
(4)	European Patent Office

We are paying all the costs for prosecuting the patent applications listed above and, once patents are issued, are responsible for the cost of maintaining and defending the patents until they expire, typically 20 years from the filing date.

TRADEMARKS

We have registered “RAMP” and our “R” logo and design in Canada, the United States, and the European Union. “RAMP” has also been registered in China and we have filed for registration in Japan.

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

D. PROPERTY, PLANT AND EQUIPMENT

FACILITIES

In September 2005, we moved our entire operation and currently occupy approximately 32,000 square feet in a multi-tenant facility located in Burnaby, British Columbia. We occupy this space pursuant to a sublease with the main tenant, INEX Pharmaceuticals Corporation, for which we pay $38,570 per month plus operating costs and taxes of approximately $23,000 per month. The term of the sublease expires on December 14, 2007. At the expiry of the term of the sublease we have the option to either move, or extend the term for an additional 5 years either in conjunction with the main tenant or on our own, subject to providing the landlord notice on or before March 14, 2007. The facility is designed specifically for biomedical research and related commercial activities and includes office, warehouse laboratory and manufacturing space. We believe that the current facility is adequate for the duration of the sublease except that we may have to lease additional offsite warehousing. For additional information regarding the productive capacity and the extent of utilization of our current facility, and our plans and projected capacity with respect to the potential new facility, see “Item 4 – A. Our History and Development” and “Item 4 – B. Business Overview – Operations and Manufacturing”.

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

As part of our risk management procedures, we carry property insurance to us under the title of “All Risks” coverage including flood, earthquake, sewer backup, and replacement cost endorsement excluding stock. The coverage includes limits that we believe are appropriate for our current business for personal property, electronic data processing, business income with extra expenses included, valuable papers, pollutants, flood, earthquake, commercial general liability, personal and advertising injury, medical expense, all risk tenant liability, and employee benefits.

EQUIPMENT AND OTHER PROPERTY

As at December 31, 2005, we owned tangible fixed assets with a net book value of $710,400, consisting primarily of manufacturing equipment and molds, laboratory furniture and equipment and office furniture and equipment.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

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

A. OPERATING RESULTS

GENERAL

Beginning in the fourth quarter of fiscal 2002, we transitioned from a research and development company to a company with commercial sales of RAMP products, predominantly in the biodefense marketplace. As part of the transition, we have put in place a manufacturing and sales and marketing infrastructure and anticipate that business operations will be driven primarily by sales and marketing opportunities. Research and development is being refocused on existing product enhancement and developing new tests to be used with the RAMP technology. As at December 31, 2005, cumulative product sales related to RAMP systems (including cartridge sales) of approximately $6,196,000 have been realized. We received FDA regulatory clearance for our RAMP CK-MB and Troponin I tests in May 2004 and commercially launched our cardiac products in the U.S. in January 2005. We presently have three regional U.S. sales managers, who support and manage three specialty distribution companies that market, sell and distribute the RAMP Reader and clinical tests in the U.S. An additional sales manager and sales agent support and manage a number of international distributors who distribute RAMP products outside of the U.S. and Japan. Our Japanese partner, Shionogi, distributes and markets our BNP systems in Japan. Current revenues are derived primarily from U.S. non-clinical markets and from cardiac product sales in China. Sales, which are largely to U.S. government organizations, are characterized by long sales cycles. Due to lengthy customer procurement processes, in large part for biodefense product sales, substantial current sales are tied to the release of government grants from the Office of Homeland Security. We have observed that grant funds used to purchase biodefense products have been slow to be allocated to end-users. Additionally, significant focus and resources of the U.S. Department of Homeland Security have recently been directed toward other initiatives, including hurricane relief.

Results of operations for fiscal 2003, 2004 and 2005 include revenues from our environmental testing products launched commercially as follows – Anthrax Test (May 2002), Ricin Test (November 2002), Box Tox Test (November 2002), Pox Test (May 2003) and West Nile Virus Test (February 2004). Results of operations in 2004 and 2005 also include revenues from RAMP cardiac tests for Troponin I, CK-MB and Myoglobin commercially launched in mid 2004.

YEAR ENDED DECEMBER 31, 2005 COMPARED WITH YEAR ENDED DECEMBER 31, 2004

For the year ended December 31, 2005, we reported a loss of $8,424,983 or $0.12 per share, compared to a loss of $4,938,975, or $0.08 per share in 2004. The increase in loss is primarily due to increased marketing and business development expenses incurred to penetrate the U.S. point-of-care cardiovascular market, increased research and development expenditures for new research and development projects, and license fees for rights to develop a RAMP NT-Pro BNP test.

Revenues and Cost of Sales

Revenues from product sales for the year ended December 31, 2005 were $3,088,638 compared to $2,127,196 in 2004, an increase of 45%.

Clinical cardiac product sales for the year ended December 31, 2005 increased 46% to $738,456 compared to $506,475 in 2004 due to timing of shipments to our distributor in China.

Biodefense product sales for the year ended December 31, 2005 increased 87% to $1,642,705 compared to $879,637 in 2004. The increase in biodefense product sales was primarily due to a growing customer base and growing acceptance of our products following completion in November 2004 of an 18-month study performed by AOAC International and funded by the U.S. Department of Homeland Security and the U.S. Department of Defense in which the RAMP Anthrax Test was the only handheld anthrax test to receive AOAC certification.

Sales of the our West Nile Virus products for the year ended December 31, 2005 decreased 5% to $707,477 compared to $741,084 in 2004 due to weather patterns that were less conducive to the spread of the disease.

Revenues from contract service fees and collaborative research arrangements for the year ended December 31, 2005 were $401,042 compared to $549,685 in 2004, a decrease of 27%. This decrease was primarily due to the timing of the performance of services required to recognize service revenue from our collaborations.

Cost of sales for the year ended December 31, 2005 was $1,652,033 compared to $1,388,549 in 2004, an increase of 19%. Cost of sales includes direct manufacturing labor and materials costs and allocated overhead.

Gross margin for the year ended December 31, 2005 increased to 53% compared to 48% in 2004, due to improved efficiencies offset partially by a higher proportion of clinical product sales versus biodefense product sales. Biodefense product sales generate higher per unit profits. Going forward, we expect gross margin to benefit from improved economies of scale and further process improvements as the Company scales up and automates its manufacturing operations. As in 2005, we expect this to be partially mitigated by an increase in clinical product sales relative to biodefense product sales.

Expenses

Research and development expenditures for the year ended December 31, 2005 increased to $4,387,304 from $2,394,974, an increase of 83%. The increase in 2005 reflects higher payroll and material costs to support increased product development activity on projects including tests for influenza A and B, BNP, NT-Pro BNP, and Staph A ($1,022,000); NT-proBNP license fees ($612,000), product enhancements ($254,000) and increased facility costs ($68,000).

Marketing and business development expenses for the year ended December 31, 2005 increased to $3,319,288 compared to $1,758,918 in 2004, an increase of 89%. The increase in 2005 was due to higher payroll and benefit costs, related primarily to the hiring of additional sales and marketing staff ($854,000), increased travel costs associated with the increased sales activity ($218,000), increased marketing expenses ($308,000) and an increase in stock-based compensation from stock options granted to additional sales staff ($103,000).

General and administrative expenses for the year ended December 31, 2005 increased to $2,386,328 compared to $1,893,327 in 2004, an increase of 26%. This increase is partially the result of payroll and benefit costs related to the hiring and re-allocation of personnel from research and development to general and administration ($252,000), additional strategic consulting services ($74,000), increased facility costs ($46,000) and increased legal fees associated with corporate agreements and filings ($40,000).

Other Income/Expenses

For the year ended December 31, 2005, amortization of financing costs and interest expense were $165,426 compared to $173,279 for the same period in 2004. Amortization of deferred debt financing costs for the year ended December 31, 2005 were $73,047 (2004 - $138,016). These costs mainly relate to the amortization of the estimated fair value of warrants issued to a guarantor as part of a credit facility agreement. For the year ended December 31, 2005, the Company incurred $22,537 (2004 - $35,263) in interest expense on the use of the line of credit facility and other miscellaneous interest charges and $69,842 in paid and accreted interest related to convertible and redeemable debentures.

During the year ended December 31, 2005, the Company earned interest income of $13,417 (2004 - $2,948) relating to funds on deposit.

Selected Quarterly Information 2005 and 2004

The table below sets forth selected data derived from our unaudited consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for the eight previous quarters ended December 31, 2005.

	4th Quarter $	3rd Quarter $	2nd Quarter $	1st Quarter $	Total $
2005
Total Revenue	1,043,215	719,729	929,919	796,817	3,489,680
Loss	(3,031,101)	(1,933,580)	(1,883,294)	(1,577,008)	(8,424,983)
Loss per Share – Basic and Diluted	(0.04)	(0.03)	(0.03)	(0.02)	(0.12)
Total Assets	2,253,939	2,049,527	2,733,627	3,297,073	2,253,939
2004
Total Revenue	456,493	657,753	753,499	809,136	2,676,881
Loss	(1,965,811)	(1,113,240)	(1,109,420)	(750,504)	(4,938,975)
Loss per Share – Basic and Diluted	(0.03)	(0.02)	(0.02)	(0.01)	(0.08)
Total Assets	4,544,784	2,212,921	1,690,666	1,541,212	4,544,784

Quarter-to-quarter variability and the general trending increase in revenue is driven primarily by the following factors:

  Generally increasing market acceptance of our products with 2006 being the third full year of sales for West Nile Virus products, the third full year for biodefense products and the initial launch of clinical products occurring internationally in mid 2004 and in the U.S. in January 2005 with periodic variability caused by the following:
  Seasonality related to the demand for RAMP West Nile Virus Tests where the majority of the year’s sales occur in the second and third quarters;
  The timing of achievement of services contract milestones and corresponding revenue recognition;
  The shift of focus and resources in late 2005 by the U.S. government, toward hurricane relief and away from biodefense initiatives; and
  The timing of biodefense product orders, and the timing of cardiac product orders from our distributor in China.

The increase in total assets in the fourth quarter of 2004 relates to the closing of a private placement financing in December 2004.

The trend in rising losses is primarily the result of increasing marketing and business development expenditures to expanded our clinical sales and distribution network, increased research and development expenditures for new product development and to improve current products, and a general increase in infrastructure across all functions to support anticipated sales and partnering requirements.

Selected Annual Information 2005, 2004 and 2003

The following table sets forth consolidated financial data for our last three fiscal years.

	2005 $	2004 $	2003 $
Total Revenue	3,489,680	2,676,881	1,283,753
Loss	(8,424,983)	(4,938,975)	(4,191,602)
Loss Per Share – Basic and Diluted	(0.12)	(0.08)	(0.09)
Total Assets	2,253,939	4,544,784	1,181,334
Total Long-Term Obligations (1)	1,012,584	-	-
Cash Dividends Declared	-	-	-

(1)	The long-term liabilities in our financial statements represents deferred revenue and deferred lease inducements.

YEAR ENDED DECEMBER 31, 2004 COMPARED WITH YEAR ENDED DECEMBER 31, 2003

For the fiscal year ended December 31, 2004, we reported a net loss of $4,938,975 ($0.08 per share) as compared to a net loss of $4,191,602 ($0.09 per share) for the fiscal year ended December 31, 2003. The increase in loss was largely due to increased sales and marketing expenses incurred to build our customer base and sales funnel, mitigated by increased gross margin from sales. The comparable net loss per share was attributable to the increase in number of shares outstanding at December 31 (2004 – 67,435,472; 2003 – 53,518,521).

Revenues and Cost of Sales

Revenues from product sales for the year ended December 31, 2004 were $2,127,196 as compared to $827,795 for the year ended December 31, 2003, an annual increase of 157%. For 2004, biodefense product sales were $879,637 as compared to $567,872 in 2003 representing a 55% annual increase. The increase in biodefense product sales was primarily due to increasing in recurring revenues from a growing customer base and growing acceptance of our products following additional independent performance validation. Clinical cardiac product sales in 2004 were $506,475 compared to $170,781, representing a 197% annual increase. The increase in clinical cardiac product sales was primarily attributable to sales in the Chinese market. Sales of our West Nile Virus products were $741,084 compared to $89,142 in 2003, representing an annual increase of 731% in the first full year of sales of this test.

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

Cost of sales for the year ended December 31, 2004 was $1,388,549 compared to $742,564 for the year ended December 31, 2003. This increase reflects our increased sales. Cost of sales includes direct manufacturing labour and materials costs, and allocated overhead.

Gross margin for the year ended December 31, 2004 was 48% compared to 42% for the prior year. Improved manufacturing efficiency was attained during 2004 as a result of our increased production and process improvements.

Expenses

Research and development expenditures for the year ended December 31, 2004 increased to $2,394,974 from $2,169,461 for the year ended December 31, 2003, an increase of 10.4% . The increase reflects increased product validation, product enhancement and testing costs ($240,000), increased patent study and search costs ($109,000) offset by reduced professional fees and other external costs relating to clinical trials of RAMP CK-MB and High Sensitivity Troponin I tests ($98,000) which were completed during 2003, with the remainder of the offsetting decrease ($189,000) largely due to reduced allocation of rent, leasehold improvement and other overhead costs in 2004 as a result of research and development making up a smaller proportion of our operations.

Marketing and business development expenses totaled $1,758,918 during the year ended December 31, 2004 as compared to $855,502 for the same period in 2003, an increase of 106%. The increase was due to higher payroll and benefit costs, related primarily to the addition of additional sales and marketing staff ($367,000) including five U.S.-based sales managers and Vice President of Sales, the implementation of a revenue based commission plan ($50,000), and recruitment costs related to building an effective sales and marketing department for the clinical market ($96,000). Advertising and promotion costs for marketing our biodefense and West Nile Virus products were higher in 2004 in order to build customer awareness in the North American market ($108,000).

General and administrative expenses increased to $1,893,327 for the year ended December 31, 2004 from $1,316,790 in the same period in 2003, an increase of 44%. This change was primarily the result of increased professional audit and legal services relating to our registration with the U.S. Securities and Exchange Commission in preparation for listing on a U.S. stock exchange or quotation system, and expenses required to support improved corporate communications activities.

Other Income/Expenses

During the year ended December 31, 2004, interest expense and deferred debt financing costs in the form of loan guarantee fees were $173,279 compared to $407,343 for the same period in 2003. Amortization of deferred debt financing costs for the year ended December 31, 2004 were $138,016 (2003 - $329,039). The interest expense in 2004 included $7,887 (2003 - $6,300) relating to the 9% (2003 - 9%) per annum interest paid on loans from shareholders and directors, $25,745 (2003 - $69,867) relating to interest expense on the use of the line of credit facility, and miscellaneous interest of $1,631 (2003 - $2,137).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These accounting principles require management to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which it determines its assessments are reasonable based upon the information available at the time that these estimates and assumptions are made. Actual results could differ from management’s estimates. Areas of significant estimates include amortization of capital, the carrying value of convertible debentures and stock-based compensation.

Our significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at December 31, 2005. We believe that the significant accounting policies disclosed in our year-end financials are critical in fully understanding and evaluating our reported interim and annual financial results. Additional information relating to our Company, including our fiscal 2005 audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com. See “Item 18 - Financial Statements”.

Revenue recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against cost of sales at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements that are non-refundable and require our ongoing involvement are deferred and amortized into income on a straight-line basis over the term of ongoing development. Upfront fees from collaborative research arrangements that are refundable are deferred and recognized once the refundability period has lapsed.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless we believe a development project meets Canadian generally accepted accounting criteria for deferral and amortization.

Stock-based compensation

We grant stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in note 10[b] to the consolidated financial statements. We use the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards granted, modified or settled since January 1, 2003 for awards to employees. The fair value of stock options is determined using the Black-Scholes option-pricing model which requires certain assumptions, including future stock price volatility and expected time to exercise. Changes to any of these assumptions could produce different fair values for stock-based compensation. For stock-based awards to employees granted, modified or settled from January 1, 2002 to December 31, 2002, we disclose the pro forma effects to the loss for the period and loss per common share for the period as if the fair value method had been used at the date of grant.

Warranty accruals

We offer a warranty on our products. We estimate costs that may be incurred under our warranty program as liabilities at the time the products are sold. Factors that affect our warranty liability include the number of units sold, anticipated rates of warranty claims, and costs per claim, which require management to make estimates about future costs. We periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary.

Convertible debentures

The carrying value of the convertible debentures is calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debentures at the time the debentures were issued. The difference between the face value and the estimated carrying value of the debt is recorded as contributed surplus. The carrying value of the convertible debentures is being accreted to the principal amount using the effective yield method as additional non-cash interest expense over the term of the debenture.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”. SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method as defined in the standard. The standard no longer permits pro forma disclosure or the prospective recognition adopted by our Company in fiscal 2003. Accordingly, from the date of adoption of the revised standard, we are required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to January 1, 2002. We will be required to adopt the revised standard no later than January 1, 2006. Early adoption is permitted in periods in which financial statements have not been issued.

The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma loss for the period and loss per common share in note 16[f] to our consolidated financial statements.

B. LIQUIDITY AND CAPITAL RESOURCES

GENERAL

We have financed our operations primarily through equity and debt financings. As of March 31, 2006 we has raised approximately $47.4 million from the sale and issuance of equity securities and convertible debt, net of issue costs.

Our working capital deficiency as of December 31, 2005 was $2,905,552, a decrease of $6,026,746 from working capital of $3,121,194 as of December 31, 2004. For the year ended December 31, 2005, we relied on cash on hand, our line of credit facility and profit margin from sales of products and contract and collaborative research services to fund our expenditures.

The decrease in working capital in 2005 is principally attributed to cash used in operating activities during the year of $5,501,528, an increase in accounts payable and accrued liabilities of $1,475,011 as we worked to complete financings closed subsequent to year-end, a decrease in inventories of $330,196 to conserve cash, and purchases of property plant and equipment of $535,068 made primarily to increased test manufacturing capacity. This was offset by cash received from the issuance of $1,579,000 in convertible debentures less deferred financing and share issue costs of $70,690, the use of our line of credit in the amount of $1,070,514, and the exercise of stock options for $141,085.

For the year ended December 31, 2005, we incurred a loss of $8,424,983 versus a loss of $4,938,975 in 2004. Although revenue from product sales has increased, we anticipate continued losses in the future. We intend to continue to fund our operations from a combination of the issuance of equity securities, revenue from product sales, contract service fees, revenue from collaborative research arrangements, and possibly additional debt financing.

As at December 31, 2005, we had 6,209,092 warrants outstanding at exercise prices between $0.42 and $1.50 per share, which if fully exercised, would result in the receipt of approximately $6.3 million. The Company also had 10,026,650 stock options outstanding of which 7,279,455 were exercisable at prices between $0.27 and $1.27 per share and which, if fully exercised, would result in the receipt of approximately $4.1 million.

OUTSTANDING LOANS, CREDIT FACILITY AND CONVERTIBLE DEBENTURE

During the year a line of credit facility in the amount of U.S.$1,000,000 was maintained with the Toronto Dominion Bank. This facility expired December 30, 2005 and a new and otherwise identical facility in the amount of U.S.$1,000,000 was entered into with the Toronto Dominion Bank, which was guaranteed by a shareholder. At December 31, 2005, U.S.$918,187 of the line of credit was utilized. At March 31, 2006, following the closing of a gross $12 million private placement financing on March 30, 2006, the line of credit facility was fully repaid and terminated at the request of the guarantor. 449,250 warrants were issued to the guarantor in regard to the line of credit agreement for the period December 31, 2005 to June 30, 2006. The warrants were exercised on March 30, 2006. The credit facility bore interest at business prime (5.0% at December 31, 2005, 5.5% at March 31, 2006) and was secured by a letter of credit guaranteed by one of our major shareholders.

On October 21, 2005, we issued secured convertible debentures in the aggregate face amount of $1,579,000 with a term of three-years. The debentures bear interest at 7% per annum payable quarterly. Each unit comprises a $1,000 principal amount convertible debenture and 1,190 common share purchase warrants for an aggregate amount of warrants with rights to purchase an aggregate amount of 1,879,010 common shares of the Company at a price of $0.50 per common share for a period of 2 years. The debenture conversion price is $0.42 per common share for the first two years, and $0.47 per common share in the third year. We have the right to redeem the debentures for either cash or common shares if the price exceeds 200 per cent of the conversion price for 10 consecutive trading days. As at March 31, 2006, $1,471,000 of the accounting value of the debentures was outstanding. All interest payments have been made. In April 2006 all remaining outstanding debentures were converted by the debenture holders to common shares at a conversion price of $0.42 per common share and all related interest was paid.

MATERIAL COMMITMENTS FOR CAPITAL EXPENDITURES

At December 31, 2005, we had no commitments or provisions for material capital expenditures. See “Item 4.- A. Our History and Development” for a description of material capital expenditures that are planned but not yet committed.

MARCH 2006 FINANCING

Subsequent to year-end, we substantially improved our working capital position by closing private placement financings for total gross proceeds of $12,000,000. See Item 4 – A. Our History and Development – March 2006 Financing and Board Reorganization” and note 17[a] to the audited consolidated financial statements.

YEAR ENDED DECEMBER 31, 2005 COMPARED WITH YEAR ENDED DECEMBER 31, 2004

During the year ended December 31, 2005, we received net proceeds of $nil from the sale of equity securities through private placement, as compared to $5,409,927 for the year ended December 31, 2004.

During the year ended December 31, 2005, we received net proceeds of $1,548,977 from the sale of convertible debentures through private placement, as compared to $Nil for the year ended December 31, 2004.

During the year ended December 31, 2005, we received net proceeds of $141,085 from the exercise of warrants and stock options into shares, as compared to $3,176,250 for the year ended December 31, 2004.

Our working capital deficiency as of December 31, 2005 was $2,905,552, a decrease of $6,026,746 from working capital of $3,121,194 as of December 31, 2004. For the year ended December 31, 2005, the Company relied on cash on hand, our line of credit facility and profit margin from sales of products and contract and collaborative research services to fund our expenditures.

The decrease in working capital in 2005 is principally attributed to cash used in operating activities during the year of $5,501,528, an increase in accounts payable and accrued liabilities of $1,475,011 as we worked to complete financings closed subsequent to year-end, a decrease in inventories of $330,196 to conserve cash, and purchases of property plant and equipment of $535,068 made primarily to increase test manufacturing capacity. This was offset by cash received from the issuance of $1,579,000 in convertible debentures less deferred financing and share issue costs of $70,690, the use of our line of credit in the amount of $1,070,514, and the exercise of stock options for $141,085.

For the year ended December 31, 2005, we incurred a loss of $8,424,983 versus a loss of $4,938,975 in 2004. Although revenue from product sales has increased, we anticipate continued losses for the near future. We intend to continue to fund our operations from a combination of the issuance of equity securities, revenue from product sales, contract service fees, revenue from collaborative research arrangements, and possibly additional debt financing.

As at December 31, 2005, the Company had 6,209,092 warrants outstanding at exercise prices between $0.42 and $1.50 per share, which if fully exercised, would result in the receipt of approximately $6.3 million. The Company also had 10,026,650 stock options outstanding of which 7,279,455 were exercisable at prices between $0.27 and $1.27 per share and which, if fully exercised, would result in the receipt of approximately $4.1 million.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

To December 31, 2002, we were a development stage company and our primary expenditures were on research and development related to developing the RAMP diagnostic system. The following table summarizes research and development, and includes share-based compensation, as well as patent and licensing expenses, both in dollar terms as well as a percentage of total operating expenses, for the last three fiscal years.

Fiscal Year	Research & Development Expenses ($) (1)	Percentage of Operating Expenses	Patent and Licensing Expenses ($)	Percentage of Operating Expenses
2005	4,387,304	43%	192,305	2%
2004	2,394,974	40%	196,331	3%
2003	2,169,461	50%	95,970	2%

(1) Includes share-based compensation.

D. TREND INFORMATION

There are several external trends underway which we believe will have an impact on our business and prospects.

Although the market for biodefense detection equipment is currently unregulated, it is likely that future regulatory requirements in the biodefense testing market will come into effect, although the form and substance of these regulations remain highly uncertain. See “Item 4 – B. Business Overview – On Site Environmental Testing –Regulatory Approval”.

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

Substantial current sales are tied to the release of government grants from the Office of Homeland Security. We have observed that grant funds used to purchase biodefense products have been slow to be allocated to end-users. Additionally, significant focus and resources of the U.S. Department of Homeland Security have recently been directed toward other initiatives, including hurricane relief.

E. OFF-BALANCE SHEET ARRANGEMENTS

We have not had any off-balance sheet arrangements during the year ended December 31, 2005, nor did we have any off-balance sheet arrangements as at December 31, 2005 or as at March 31, 2006.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at December 31, 2005, we had the following contractual obligations:

Commitments and Obligations	Total $	< 1 Year $	1 – 3 Years $	4 – 5 Years $	> 5 Years $
License Fees Facility Sublease Convertible debentures principal Convertible debentures interest	2,294,210 1,431,077 1,579,000 310,408	1,059,810 732,000 - 110,530	1,197,400 699,077 1,579,000 199,878	21,000	16,000

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Our current directors and officers, their positions and the periods during which each has served in their positions as directors or officers are as follows:

Name	Age	Position	Period Served
Richard J. Bastiani, PhD.	63	Director, Chairman of the Board	Since March 30, 2006
William J. Radvak	43	Director President Chief Executive Officer	Since 1985 Since 2001 Since 2001
Brian G. Richards, P.Eng. (1)	44	Director Secretary Chief Operating Officer	Since 1987 Since Feb. 2004 Since January 2005
Anthony F. Holler, MD	54	Director	Since March 30, 2006
Todd R. Patrick	43	Director	Since March 30, 2006
Richard K. Bear	43	Director	Since March 30, 2006
Ian A. Webb	55	Director	Since March 30, 2006
Paul C. Harris, Ph.D.	52	Vice President, Research and Development	Since 1998
Reed W. Simmons	53	Vice President, Manufacturing	Since 2003
Joanne M. Stephenson (2)	46	Vice President, Business Development	Since 2000
Robert G. Pilz (3)	40	Vice President, Finance and Chief Financial Officer	Since November 2004

(1)	Brian Richards also served as our Executive Vice President from 1996 to January 2005 and as our Chief Financial Officer from May 2004 to November 2004.
(2)	Joanne Stephenson is the sister of William Radvak.
(3)	Robert Pilz also served as our Chief Financial Officer from January 2001 to January 2003.

Messrs. Bastiani, Holler, Patrick, Bear and Webb were appointed to our Board of Directors on March 30, 2006, in connection with the $12 million private placement that closed on March 30, 2006. See Item 4 – A. Our History and Development – March 2006 Financing and Board Reorganization”.

Lloyd’s of London has issued “Directors and Officers Liability” insurance to us for the period December 8, 2005 to December 8, 2006. The coverage is for aggregate liability limit is US$3,000,000 with the following deductibles: Nil for individual directors and officers if not indemnified by the Company; US$50,000 for each claim other than a securities or employment practices claim; US$50,000 for each employment practices claim; and US$175,000 for each securities claim. We do not carry key man insurance at this time, although we are currently assessing our requirements for such coverage.

The business background and principal occupations of the directors and senior management are as follows:

Richard Bastiani, Ph.D. – Director, Chairman of the Board

Dr. Bastiani, has served as one of our directors since March 2006. Formerly the Chairman of ID Biomedical Corporation, until it was acquired by GlaxoSmithKline in December 2005, Dr. Bastiani has a long history in the life sciences industry with considerable operational expertise in developing and commercializing innovative technology, and building successful businesses. He has served on the board of Abaxis Inc, which specializes in point–of–care diagnostics, since September 1995. He is a director and co–founder of DiscoverRx, which is focused on high–throughput screening and proteomics products for pharmaceutical drug discovery. Dr. Bastiani retired in November 1998. From August 1995 to October 1998, he was President of Dendreon, a biotechnology company developing cell–based therapies for treatment of cancer. From 1972 to 1995, Dr. Bastiani held a number of positions, including President, with Syva Company in Palo Alto, California.

William J. Radvak - Director, President and Chief Executive Officer

Mr. Radvak has served as one of our directors since 1985 and has served as President and Chief Executive Officer since January 2001. He previously served as our President and Chief Operating Officer from July 1998 to February 2000 and prior to that, held various executive positions with us between the years 1992 and 1998. From March to June 2000 he was President and Chief Executive Officer of Advanced Interactive Inc., a company developing technologies for the interactive television and cable industries. Mr. Radvak has 18 years' experience in the finance and management of emerging growth companies, having served as a director or officer of six development stage enterprises. Mr. Radvak received his degree in Applied Science in 1986 from the University of British Columbia.

Brian G. Richards, P.Eng. - Director, Chief Operating Officer and Corporate Secretary

Mr. Richards has served as one of our directors since March 1987. He served as Executive Vice President from January 1996 to January 2005; as interim Chief Financial Officer from May 2004 to November 2004, and has served as Chief Operating Officer from January 2005 to present. He has been a principal of Dynamin Engineering Limited, a private engineering firm and holding company since June 1987. Mr. Richards has a degree in Applied Science from UBC and has 16 years of broad-based business experience with numerous emerging companies in the technology, retail and mining industries.

Dr. Anthony F. Holler - Director

Dr. Holler has served as one of our directors since March 2006. Dr. Holler was one of the original founders of ID Biomedical Corporation in 1991 and was a member of its Board of Directors since inception. He held a number of executive positions with ID Biomedical, including President and Chief Executive Officer, until the company was acquired by GlaxoSmithKline in December 2005. Prior to founding ID Biomedical, Dr. Holler served as an emergency physician at University Hospital at the University of British Columbia. He is a member of the British Columbia College of Physicians and Surgeons. Dr. Holler also serves as Chairman of the Board of CRH Medical Corporation (formerly Medsurge Medical Products Corporation) and is a director of Corriente Resources, Inc.

Todd Patrick - Director

Mr. Patrick has served as one of our directors since March 2006. In 1999, Mr. Patrick was appointed President and Chief Operating Officer of ID Biomedical Corporation, a position he held until December 2005 when GlaxoSmithKline acquired the company. Mr. Patrick originally joined ID Biomedical in 1994 as the President of its then newly–created vaccine subsidiary, ID Vaccine. Prior to joining ID Biomedical, Mr. Patrick was employed by the University of California, Los Angeles (UCLA) as the Director of the Office of Intellectual Property Administration, where he was responsible for the patenting and licensing of intellectual property arising out of UCLA. Mr. Patrick is a director of CRH Medical Corporation.

Richard Bear - Director

Mr. Bear has served as one of our directors since March 2006. Mr. Bear is currently the Chief Financial Officer of CRH Medical Corporation. Mr. Bear was the Chief Financial Officer of ID Biomedical Corporation from June 2005 until GlaxoSmithKline acquired the company in December 2005. He served as VP Finance of ID Biomedical from June 2002 through May 2005. Prior to joining ID Biomedical, Mr. Bear was with XO Communications form September 1995 until May 2002, where he held the positions of Vice President/General Manager and Vice President of Finance. Mr. Bear received his degree in Business Administration from the University of Washington and is a Certified Public Accountant (CPA).

Ian Webb - Director

Mr. Webb has served as one of our directors since March 2006. He is a partner at the Vancouver offices of Borden Ladner Gervais LLP. Mr. Webb was admitted to the British Columbia bar in 1982. He is a graduate of Osgoode Hall Law School at York University with a Bachelor of Laws in 1981. Prior to that, he received a Master of Science in Theoretical Physics from the University of Saskatchewan in 1976. Mr. Webb practices in the areas of corporate and securities law with an emphasis on the legal requirements of public companies. Mr. Webb is a former Director of ID Biomedical Corporation and is a director of CRH Medical Corporation.

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

Reed W. Simmons, MBA – Vice President, Manufacturing

Mr. Simmons has been our Vice President, Manufacturing since March 2003. Mr. Simmons has over 25 years of biomedical and biotechnology management experience. For more than 18 years, Mr. Simmons held various manufacturing and operational management positions, directly related to biotechnology and biomedical manufacturing, for divisions of pharmaceutical companies Smith-Kline Beckman, Bristol-Myers Squibb, and Sanofi-Synthelabo S.A. In 1985, Mr. Simmons joined the management team of one of Seattle’s earliest biotechnology start-ups, Genetic Systems Corporation, and was an integral part of developing and commercializing their first products. Those efforts resulted in one of the first Establishment and Biological Product Licenses for HIV in the U.S., and eventually, four additional Biological Product Licenses. From 1993 to 1999, Mr. Simmons was Vice-President & General Manager of a U.S. operating division of the French pharmaceutical company Sanofi-Synthelabo S.A., then the owner of Genetic Systems Corporation, and held full U.S. P&L responsibility in that role. In 1999, the division was sold to Bio-Rad Laboratories of Hercules, CA for $210 million and Mr. Simmons turned his interests to working with start-up and emerging biotechnology and biomedical companies by providing consultation and interim operational management and support.

Joanne M. Stephenson, MBA - Vice President, Business Development

Ms. Stephenson, has been our Vice President, Business Development since May 2000. Prior to this, she served as Manager of Business Development from September 1998 to May 2000 and Manager of Investor Relations from March 1996 to September 1998. Ms. Stephenson has over 20 years of experience in the technology and securities industries. She has developed and executed global business development, marketing, and communications strategies and has negotiated and managed strategic alliances in Japan, China, Korea, Europe and the United States. Ms. Stephenson studied biochemistry at the University of British Columbia and has a Masters of Business Administration.

Robert G. Pilz - Vice President, Finance and Chief Financial Officer

Mr. Pilz has served as our Vice President, Finance and Chief Financial Officer since November 2004. Mr. Pilz also previously served as our Chief Financial Officer for a two-year term beginning in January 2001. From January 2003 through October 2004, Mr. Pilz served as Vice-President of Finance of Class Software Solutions Ltd., a private software company in the North American parks and recreation market. Previously, from January 2000 to June 2000 he was Chief Financial Officer of Advanced Interactive Inc., a company developing technologies for the interactive television and cable industries. Mr. Pilz has 17 years of business experience in areas, including finance, partnering, and strategic and operational planning. He has held positions with both large multi-national and emerging technology firms. Mr. Pilz earned a Bachelor of Commerce degree (finance) from the University of British Columbia in 1989 and received his designation as a Certified Management Accountant in 1996.

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

As at December 31, 2005, the end of the most recently completed financial year of the Company, the Company had four Named Executive Officers: William J. Radvak, President and Chief Executive Officer, Robert G. Pilz, Vice President, Finance and Chief Financial Officer, Dr. Paul C. Harris, Vice President, Research and Development and Dr. Michael R. Groves, Vice President, Sales and Marketing.

Summary of Compensation

The following table is a summary of compensation paid or payable to the Named Executive Officers for the three fiscal years ended December 31, 2005, 2004, and 2003.

		Annual Compensation			Long-term Compensation
Name and Principal Position	Years Ending	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	All Other Compensation ($)
William J. Radvak President and Chief Executive Officer	2005 2004 2003	165,625 125,000 125,000	Nil Nil Nil	Nil Nil Nil	Nil 250,000 Nil	Nil Nil 1,434
Robert G. Pilz Vice President, Finance and Chief Financial Officer (1)	2005 2004 2003	142,500 20,833 n/a	Nil Nil Nil	Nil Nil Nil	225,000 250,000 Nil	Nil Nil Nil
Paul C. Harris, Ph.D. Vice President, Research and Development	2005 2004 2003	175,246 147,883 159,640	Nil Nil Nil	Nil Nil Nil	Nil 50,000 Nil	Nil Nil Nil
Michael R. Groves, Ph.D. Vice President, Sales and Marketing (2)	2005 2004 2003	214,949 23,296 n/a	Nil Nil Nil	Nil Nil Nil	Nil 250,000 Nil	Nil Nil Nil

(1) Robert G. Pilz was appointed Vice President, Finance and Chief Financial Officer effective November 1, 2004.
(2) Dr. Michael R. Groves was appointed Vice President, Sales & Marketing effective November 1, 2004 and ceased to be the Vice President, Sales & Marketing effective May 15, 2006.

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

LONG-TERM INCENTIVE PLANS

We have no long-term incentive plan in place and there were no awards made under any long-term incentive plan to the Named Executive Officers during our fiscal year ended December 31, 2005. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, stock appreciation rights or restricted share compensation.

OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

During our fiscal year ended December 31, 2005, we made the following stock option awards to the Named Executive Officers:

Name	Securities Options Under Granted (#)	Percentage of Total Granted Options to Employees in Financial Year	Exercisable or Base Price ($ / Security)	Market Value of Securities Underlying Options on the Date of Grant ($ / Security)	Expiration Date
Robert G. Pilz	75,000 150,000	1.8% 3.7%	0.50 0.52	0.50 0.52	December 30, 2010 July 22, 2010

(1)	The Market Value is calculated as the closing market price of our Company's shares on the TSX Venture Exchange on the day prior to grant date for each option.

OPTION EXERCISES AND FISCAL YEAR END OPTION VALUES

The following table sets out stock options exercised by the Named Executive Officers during our fiscal year ended December 31, 2005 as well as value of stock options held by the Named Executive Officers as at December 31, 2005:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End Exercisable / Unexercisable ($) (1)
William J. Radvak	Nil	Nil	1,290,000 / Nil	92,000 / Nil
Robert G. Pilz	Nil	Nil	118,750 / 356,250	Nil / Nil
Paul C. Harris	Nil	Nil	387,500 / Nil	28,750 / Nil
Michael R. Groves	Nil	Nil	187,500 / 62,500	Nil / Nil

(1)

In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year-end exceeds the option exercise price. The Value is calculated as the closing market price of our Company's shares as at December 30, 2005 (i.e. financial year end) on the TSX Venture Exchange, which was $0.50, less the exercise price for each option.

PENSION PLANS AND RETIREMENT BENEFITS

We do not provide retirement benefits for directors or executive officers.

MANAGEMENT EMPLOYMENT AND CONSULTING AGREEMENTS

We have entered into an employment agreement with Robert Pilz, our Vice President, Finance and Chief Financial Officer. Although we had previously entered into employment agreements or consulting agreements with our other officers, such agreements have expired and our other officers are currently without written employment or consulting agreements.

Robert Pilz

Effective November 1, 2004, we entered into a two-year employment agreement with Robert Pilz pursuant to which he agreed to provide his services to us in the capacity of Vice President, Finance and Chief Financial Officer. Under the agreement, Mr. Pilz is paid an annual salary of $125,000, increased to $160,000 effective July 1, 2005, and is able to participate in our stock option plan, participate in our employee medical, dental and life insurance plans, be reimbursed for reasonable out of pocket expenses, as well as earn incentive bonuses for up to 20% of his annual salary. The agreement further provides for a severance payment equal to 6 months salary in the event that we terminate Mr. Pilz’s employment in breach of the agreement. In the situation where termination of Mr. Pilz is as a result of a change of control of our Company through an unsolicited takeover bid, the severance payment is increased to one year’s salary.

William Radvak

Effective May 1, 2003, we entered into an employment agreement with William J. Radvak pursuant to which he agreed to provide his services to the Company in the capacity of President & Chief Executive Officer. The term of the agreement expired December 31, 2005. Under the agreement, Mr. Radvak was paid an annual salary of $125,000 and was able, and continues, to participate in our stock option plan, participate in the our employee medical, dental and life insurance plans, and be reimbursed for reasonable out of pocket expenses. In the event we secured sufficient funding to reach positive net cash flow, the agreement provided for the annual salary to be increased to $150,000 effective January 1, 2003. The annual salary was increased to $150,000 effective May 2004, however payment of the increase was involuntarily deferred. To date all deferrals have been paid, but retroactive payments for the period January 2003 to May 2004 have not been made. Subsequent to year-end we have continued to pay Mr. Radvak in return for his ongoing services even though we have no written agreement with him.

Brian Richards

Effective May 1, 2003, we entered into an employment agreement with Brian Richards pursuant to which he agreed to provide his services to us in the capacity of Executive Vice President. The term of the agreement expired December 31, 2005. Under the agreement, Mr. Richards was paid an annual salary of $100,000 and was able, and continues to participate in our stock option plan, participate in our employee medical, dental and life insurance plans, be reimbursed for reasonable out of pocket expenses, as well as earn incentive bonuses for up to 20% of his annual salary. In the event we secured sufficient funding to reach positive net cash flow, the agreement provides for the annual salary to be increased to $125,000 retroactive to January 1, 2003. Mr. Richard’s salary was increased to $125,000 effective May 16, 2004. No retroactive payments for the period January 2003 to May 2004 have been made to date. Subsequent to year-end, we have continued to pay Mr. Richards in return for his ongoing services, although we have no formal written agreement with him.

Joanne Stephenson

Effective May 1, 2003, we entered into an employment agreement with Ms. Stephenson pursuant to which she agreed to provide her services to us in the capacity of Vice President, Business Development. The term of the agreement expired December 31, 2005. Under the agreement, Ms. Stephenson was paid an annual salary of $100,000 and was able to participate in our stock option plan, participate in our employee medical, dental and life insurance plans, be reimbursed for reasonable out of pocket expenses, as well as earn incentive bonuses for up to 20% of her annual salary. In the event we secured sufficient funding to reach positive net cash flow, the agreement provides for the annual salary to be increased to $125,000 retroactive to January 1, 2003. Ms. Stephenson’s salary was increased to $125,000 on May 16, 2004. To date, no retroactive payment has been made for the period January 2003 to May 2004. Subsequent to year-end, we have continued to pay Ms. Stephenson in return for her ongoing services, although we have no formal written agreement with her.

Paul Harris

We had a consulting contract in effect with Dr. Paul C. Harris under which he was paid a consulting fee of US$117,000 per annum, payable monthly based on an average of 12 workdays per month, which expired on April 30, 2005. For the months of May through July 2005, Dr. Harris was paid at the same daily rate. For the month of August 2005, Dr. Harris was paid at an agreed rate of US$125 per hour worked. Effective September 1, 2005, Dr. Harris is paid at an agreed rate of US$145 per hour worked. Additionally, he is reimbursed for reasonable out of pocket expenses and participates in the Company’s stock option plan. Confidentiality and ownership of work product provisions survive the term of the expired agreement and are therefore still in effect.

Reed Simmons

We had a consulting agreement in effect with Reed Simmons under which he was paid a consulting fee of US$1,500 per week based on an average of 3 workdays per week, which expired on April 30, 2004. Inder the agreement, Mr. Simmons was able to participate in our stock option plan, be reimbursed for reasonable out of pocket expenses, as well as participate in any bonus plan enacted by us. Subsequent to the expiry of the consulting agreement, Mr. Simmons has continued to work for us under generally the same terms, except that in August 2004 his pay increased to U.S. $7,500 per month and in November 2005 his pay increased to U.S. $9,600 per month.

Michael Groves

Effective November 15, 2004, we entered into a consulting agreement with Dr. Michael R. Groves, formerly our Vice President, Sales & Marketing, pursuant to which he agreed to provide his services to us in the capacity of Vice President, Sales and Marketing. Under the agreement, Dr. Groves was paid a consulting fee in the amount of US$13,000 per month, payable monthly based on an average of 12 work days per month with additional days paid at a proportional daily rate. Additionally, Dr. Groves was able to participate in our stock option plan, and be reimbursed for reasonable out of pocket expenses. The consulting agreement was for a term ending May 15, 2006, provided that it could be terminated at any time by either Dr. Groves or us with 3 months written notice. On May 15, 2006, the consulting agreement was extended from May 15, 2006 to July 15, 2006 on a limited basis, with Mr. Groves ceasing to hold the title of Vice President, Sales & Marketing, and with specific services and related fees to be agreed to on an ad hoc basis.

In addition, we have entered into indemnification agreements with William Radvak, Brian Richards, Robert Pilz, Joanne Stephenson, Paul Harris, David Turner, Dominique Merz, William Moffitt, Sidney Braginsky and Ross MacLachlan. These agreements provide that we indemnify the individuals named in the agreement (“Indemnitee”) against all liabilities in connection with any civil, criminal or administrative claim (including without limitation any environmental claim), or any action, proceeding or investigation to which the Indemnitee is made a party by reason of having been a director or officer of our company or in respect of any act, matter, deed or thing whatsoever made, done, committed, permitted or acquiesced in by the Executive or any failure on the part of the Executive to act in or about the execution of his duties as a director or officer of the Company, including without limitation any and all liabilities arising by breach of any statutory or common law duty of care imposed on directors of corporations or any breach of any other statutory provisions or provision of the memorandum and articles of the Company, and including without limitation any action brought by the Company, if:

(a)	the Executive acted honestly and in good faith with a view to the best interests of the Company; and

(b)	in the case of the criminal or administrative claim, action, proceeding or investigation, the Executive had reasonable grounds for believing that his conduct was lawful.

COMPENSATION OF DIRECTORS

During our fiscal year ended December 31, 2005, no director who is not also a Named Executive Officer received compensation for services provided to us in their capacities as directors, consultants or otherwise except as described below.

We compensated Mr. Stephen Holmes in the amount of $1,000 per month as the Chairman of the Board of Directors and Chairman of the Compensation Committee until June 21, 2005, for a total of $5,500.

On June 21, 2005, Mr. Ross MacLachlan who had been working as a consultant for us joined the board of Directors. Pursuant to a June 21, 2005 consulting agreement, we paid to 727381 BC Ltd., a company wholly owned and controlled by Mr. MacLachlan, a maximum of $4,500 per month, which could only be exceeded with authorization by the Company. A total of $27,000 was paid to 727381 BC Ltd. for consulting services during 2005. We provided 727381 BC Ltd. with thirty (30) days written notice of termination of the agreement on April 18, 2006.

On November 1, 2005, we entered into a consulting agreement with Mr. David Turner who joined the Board of Directors on June 21, 2005. We paid total of $19,800 to Mr. Turner for consulting services during 2005. We provided Mr. Turner with thirty (30) days written notice of termination of the agreement on April 18, 2006.

We paid fees totaling $51,953 to 3193586 Canada Inc., a company controlled by Katan Associates International (“KAI”) for financial advisory services during the year ended December 31, 2005. The Chairman and Managing Partner of KAI, Mr. Stan Yakatan, was a director of our Company until June 21, 2005. $37,000 of the total amount was paid while Mr. Yakatan was a director. Our agreement with KAI expired June 20, 2006.

Since June 21, 2005, the Company has had no standard arrangement pursuant to which directors are paid a fee by the Company for their services in their capacity as directors, except for the granting from time to time of incentive stock options.

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

During our fiscal year ended December 31, 2005, we made the following stock option awards to directors who are not also Named Executive Officers:

Securities Under Options Granted (#)	Exercisable or Base Price ($ / Security)	Market Value of Securities Underlying Options on the Date of Grant ($ / Security)	Expiration Date
150,000	0.75	0.69	March 1, 2008
200,000 (2)	0.75	0.56	May 2, 2007
1,900,000	0.52	0.52	July 19, 2008

(1)	Market Value is calculated as the closing market price of our Company's shares on the TSX Venture Exchange on the date prior to the grant date for each option.
(2)	These options were granted to a consultant who became a director later in the year.

Other than as disclosed herein, none of our directors, in their role as directors, have received any remuneration, other than reimbursement for travel and other out-of-pocket expenses incurred for our benefit during our fiscal year ended December 31, 2005.

C. BOARD PRACTICES

All directors hold office until the next annual general meeting of our shareholders or until they resign or are removed from office in accordance with our articles and the Business Corporations Act.

No directors have service contracts with us. Each director has formally consented to serve as a director with us.

To assist in the discharge of its responsibilities, the Board has designated an Audit Committee, a Compensation Committee and a Nomination and Corporate Governance Committee. The following describes the current committees of the Board and their members:

AUDIT COMMITTEE

The members of our Audit Committee are currently Richard K. Bear (Chair), Dr. Richard J. Bastiani and Todd R. Patrick. All members of the Audit Committee are “independent” and “financially literate”, within the meaning of Multilateral Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“MI 52-110”).

Our Board of Directors has determined that Mr. Bear qualifies as an “audit committee financial expert” as defined by the SEC.

During the fiscal year ended December 31, 2005, the members of our Audit Committee were Dominique Merz, Stephen Holmes and Brian Richards. All such members were “financially literate”, and all except Mr. Richards were “independent”, within the meaning of MI 52-110. Our Board of Directors has determined that Mr. Merz qualifies as an “audit committee financial expert” as defined by the SEC.

The following is a summary of our audit committee charter as adopted on April 27, 2005:

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

The Committee shall consist of at least three members of the Board, the majority of whom shall be “independent” as defined by MI 52-110. All Committee members shall be financially literate, as defined by MI 52 -110, or if recently appointed, become financially literate within a reasonable period of time.

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

COMPENSATION COMMITTEE

The Compensation Committee is currently composed of Dr. Anthony F. Holler (Chair) and Todd R. Patrick, both of whom are “independent” directors within the meaning of MI 52-110. From the beginning of fiscal 2005 to our Annual General Meeting on June 21, 2005, the Compensation Committee was composed of William Radvak,

Stephen Holmes and Stan Yakatan, all of whom, except for Mr. Radvak, were “independent” directors within the meaning of MI 52-110. Messrs. Holmes and Yakatan retired from the Board of Directors on June 21, 2005. A new Compensation Committee was formed on July 19, 2005 composed of Ross MacLachlan, William Moffitt and Sidney Braginsky, all of whom were “independent” directors within the meaning of MI 52-110. The Compensation Committee provides, on behalf of the Board, detailed review, oversight and approval of the our policies, practices and procedures relating to human resources to ensure ongoing, long-term development and deployment of high-caliber senior management resources. The committee: reviews the performance of the CEO and is responsible for succession planning for the CEO position; reviews compensation to ensure the relationship between senior management performance and compensation is appropriate and set with reference to competitive benchmarks, and monitors succession planning for senior management.

NOMINATION AND CORPORATE GOVERNANCE COMMITTEE

The Nomination and Corporate Governance Committee is currently composed of Ian A. Webb (Chair), Dr. Anthony F. Holler, Todd R. Patrick and Richard K. Bear, all of who are “independent” directors within the meaning of MI 52-110. The committee: identifies and recommend candidates for election to the Board in consultation with the CEO, makes recommendations relating to the duties and membership of committees of the Board, advises the Board on all matters relating to corporate governance directorship practices, including the criteria for selecting directors, and policies relating to tenure and retirement of directors, recommends processes to evaluate the performance and contributions of individual directors and the Board as a whole and approve procedures designed to provide that adequate orientation and training are provided to new members of the Board, monitors the effectiveness of the committees of the Board and ensure that all of the required committees are put in place, assists management in establishing a succession plan for all senior officers, develops policies to govern our approach to corporate governance issues, and provides a forum for concerns of individual directors about matters not easily or readily discussed in a full board meeting, reviews the size of the Board, its composition and its efficiency in order to make the necessary corrections in relation to our long-term needs and in accordance with our strategic development plan, and ensures that our policies on continuous disclosure and communications with analysts are updated as required and are provided to all new directors and management.

D. EMPLOYEES

As at March 31, 2006 we had 76 full and part time employees and 8 part-time consultants. As at December 31, 2005, we had 79 full and part time employees on staff and 6 part-time consultants. As at December 31, 2004, we had 58 full and part time employees on staff and 5 part-time consultants. As at December 31, 2003, we had 36 full and part time employees on staff and 5 part-time consultants.

Of the 76 full and part-time employees as at March 31, 2006, 74 employees work out of our Burnaby location and 2 employees work from separate locations in the United States. Our employees and consultants as at March 31, 2006 are distributed among our operational groups as follows. The research and development team consists of 25 employees and 2 consultants, which has a core competency in immunoassay development. Specialized engineering consultants have been engaged over the course of the development of the RAMP System to implement specific design requirements. In this way, we are committed to long-term development of the product but maintain flexibility over managing selected human resources for the development of new tests and other project work related to the RAMP technology. The operations group consists of 29 employees and 1 consultant and has experience developing and implementing operating systems and directing manufacturing operations for in vitro diagnostic medical device manufacturing firms. The sales, marketing and business development group consists of 13 employees and 1 consultant and has experience in bringing POC diagnostics products to market. The administrative group, including the CEO, COO and CFO, consists of 9 employees and 4 consultants and has experience in the areas of finance, accounting, investor relations, human resources and strategic and operational planning.

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

E. SHARE OWNERSHIP

The following table sets out details of our shares, options and warrants that are directly or indirectly held by directors and executive officers as at May 10, 2006, the record date for our 2006 Annual and Special General Meeting, based on 92,726,616 common shares issued and outstanding on such date:

Name	Number of Common Shares	Percentage of Outstanding Common Shares	Number of Common Shares held under Options and Warrants	Exercise Price	Expiration Date
William J. Radvak	705,011	<1.0%	25,000 (1) 400,000 240,000 150,000 100,000 400,000 1,315,000	$0.62 $0.27 $0.50 $0.72 $0.80 $0.58	March 30, 2008 November 21, 2006 November 20, 2007 February 10, 2009 March 11, 2009 March 7, 2011
Brian G. Richards, P.Eng.	706,518	<1.0%	50,000 (1) 277,500 192,500 340,000 87,500 132,500 1,080,000	$0.62 $0.27 $0.50 $0.72 $0.80 $0.58	March 30, 2008 November 21, 2006 November 20, 2007 February 10, 2009 March 11, 2009 March 7, 2011
Richard J. Bastiani, PhD	Nil	n/a	400,000	$0.58	March 30, 2011
Richard K. Bear	Nil	n/a	400,000	$0.58	March 30, 2011
Anthony F. Holler, MD	1,146,666	1.2%	500,000 (1) 400,000 900,000	$0.62 $0.58	March 30, 2008 March 30, 2011
Todd R. Patrick	1,066,666	1.2%	500,000 (1) 400,000 900,000	$0.62 $0.58	March 30, 2008 March 30, 2011
Ian A. Webb	Nil	n/a	400,000	$0.58	March 30, 2011
Paul C. Harris, Ph.D.	43,000	<1.0%	20,000 (1) 125,000 87,500 50,000 125,000 407,500	$0.62 $0.27 $0.50 $0.80 $0.58	March 30, 2008 November 21, 2006 November 20, 2007 March 11, 2009 March 7, 2011
Reed W. Simmons	20,000	<1.0%	10,000 (1) 100,000 110,000	$0.62 $0.80	March 30, 2008 March 11, 2009
Joanne M. Stephenson	150,000	<1.0%	37,500 (1) 110,000 94,500 75,000 160,000 477,000	$0.62 $0.27 $0.50 $0.80 $0.58	March 30, 2008 November 21, 2006 November 20, 2007 March 11, 2009 March 7, 2011
Robert G. Pilz	88,050	<1.0%	40,000 (1) 250,000 150,000 75,000 515,000	$0.62 $0.80 $0.52 $0.50	March 30, 2008 November 1, 2009 July 22, 2010 December 31, 2010
Michael R. Groves, Ph.D.	Nil	n/a	250,000	$0.85	October 21, 2007
TOTAL	3,925,911	4.2%	7,154,500

(1) Represents warrants to purchase common shares. All other entries represent options to purchase common shares

STOCK OPTION PLAN

On May 3, 2005, the Board approved the adoption of a new stock option plan (the “2005 Plan”) replacing the previous plan that was approved by the shareholders of the Company on June 19, 1996 (the "1996 Plan"). The 2005 Plan was approved by shareholders of our Company on June 21, 2005.

All options granted up to May 3, 2005 are governed by the 1996 Plan. The Board of Directors or the Compensation Committee of the Board made all grants of options under the 1996 Plan. The 1996 Plan required that the option exercise price not be less than the average closing price of our shares for the ten trading days immediately preceding the date of grant. In addition, Company policy was that the exercise price not be less than the closing price on the date of grant. All options granted under the 1996 Plan were for a term of up to a maximum of 10 years from the date of grant. Generally, options granted to directors, officers, employees or consultants vested over the later of 18 months in equal amounts every six-month period or a combination of operational milestones expected to occur over 18 months. The 1996 Plan required that each option be subject to a vesting schedule pursuant to which not more than 25% of the initial aggregate number of shares which may be purchased under the option may vest in any six month period, on a cumulative basis.

The maximum number of common shares reserved for issuance under the 1996 Plan to any one person at any time was 5% of the common shares outstanding on a non-diluted basis. The number of common shares subject to an option will be adjusted in the event of any subdivision or consolidation of the common shares or any dividend payable in common shares and in the event of certain other reorganizations or other events affecting the common shares, as determined by the Board of Directors. Under the 1996 Plan, we were able to grant options (“Options”) to purchase up to 11,500,000 common shares. Since the 1996 Plan was established, a net total (Options granted less those cancelled, forfeited or expired) of 10,826,287 Options were granted, of which 2,634,537 were exercised as at May 3, 2005. As a result, Options to purchase an aggregate of 8,191,750 common shares remained outstanding and unexercised under the 1996 Plan and 673,713 common shares were available for future grants without giving effect to the 2005 Plan.

The 2005 Plan maintained the maximum number of common shares reserved for issuance pursuant to the grant of stock Options at 11,500,000 common shares (representing approximately 17% of the current issued and outstanding shares on a non-diluted basis) including the 8,191,750 common shares reserved for issuance pursuant to Options outstanding and unexercised as at May 3, 2005. The 2005 Plan effectively “recaptured” the 2,634,537 options that were exercised under the 1996 Plan and, as a result, 3,308,250 common shares were available for future grants as at May 3, 2005 under the 2005 Plan. Of the 11,500,000 Options available for issuance, 10,080,250 options are outstanding as at March 31, 2006. On June 22, 2006, subject to regulatory approval, our shareholders approved an increase in the shares available for issuance under the 2005 Plan from 11,500,000 to 13,500,000.

Our directors, officers, employees and eligible consultants will be eligible for a grant of Options. No single person may be granted Options to purchase more than 5% of the Company's issued and outstanding common shares in any 12-month period. All Options are non-assignable and non-transferable.

Options under the 2005 Plan are granted for a term not to exceed five years from the date of their grant, provided that if our Company becomes a "Tier 1" company listed on the TSX-V, the term of the option will be not more than 10 years. All Options granted under the 2005 Plan must have a per-share exercise price not less than the market price of our Company's common shares on the date an Option is granted, where "market price" is determined as the closing trading price per common share on the trading day immediately preceding the date of the grant, and may be less than this price if it is within the discounts allowed under TSX-V policies. Options granted under the 2005 Plan will also be subject to a vesting schedule determined at the discretion of the Board.

Upon an Option holder ceasing to hold his or her position with us, other than by reason of termination for cause, resignation, death or disability, the Options will terminate within 90 days, or 30 days if the option holder is engaged in investor relation activities on our behalf. If the option holder resigns or is terminated for cause, the Options will terminate immediately upon such resignation or termination. Options will be exercisable by an option holder's legal heirs, personal representatives or guardians for up to six months following the death or termination of an option holder due to disability, or up to six months following the death of an option holder if the option holder dies within six months of termination due to disability. All such options will continue to vest in accordance with their original vesting schedule until their termination.

In the event of a proposed merger, arrangement or reorganization of our Company where our Company is not the surviving entity, a proposed acquisition of all or substantially all of the shares of our Company, a proposed sale or other disposition of all or substantially all of the assets of our Company, or certain other corporate events, we may cause all of the outstanding Options to terminate or to be exchanged for stock options of another corporation, provided that 30 days’ notice is provided to the option holders. In such event, all Options then outstanding shall become immediately exercisable for 30 days after notice thereof, notwithstanding the original vesting schedule.

If a material alteration in our capital structure as a result of a recapitalization, stock split, reverse stock split, stock dividend, or otherwise, we shall make adjustments to the 2005 Plan and to the Options then outstanding under it as we determine to be appropriate and equitable under the circumstances, unless we determine that it is not practical or feasible to do so, in which event the options granted under the 2005 Plan will terminate as set forth above.

The 2005 Plan provides for the grant of incentive stock options (“ISOs”) to employees of the Company who are citizens or residents of the United States within the meaning of the U.S. Internal Revenue Code of 1986, as amended. The exercise price per share of ISOs must be at least the fair market value of the Company’s common shares on the date of grant. The exercise price per share of any ISO granted to a person who at the time of grant owns more than 10% of our total outstanding common shares, must be at least 110% of the fair market value of our common shares on the date of grant.

STOCK OPTIONS

The following table summarizes all of our outstanding stock options as at March 31, 2006:

Date of Grant	Number of Options	Exercise Price ($)	Expiry Date
15-Jun-01	28,600	0.50	15-Jun-06
21-Nov-01	1,001,000	0.27	21-Nov-06
14-Feb-02	5,500	0.51	14-Feb-07
1-Mar-02	150,000	0.61	1-May-05
5-Mar-02	20,000	0.62	5-Mar-07
20-Mar-02	3,850	0.68	20-Mar-07
1-Apr-02	10,500	0.95	1-Apr-07
9-Apr-02	5,500	1.00	9-Apr-07
23-Apr-02	33,000	1.05	23-Apr-07
6-Jun-02	5,500	0.73	6-Jun-07
18-Nov-02	5,000	0.51	18-Nov-07
20-Nov-02	704,850	0.50	20-Nov-07
25-Nov-02	15,000	0.49	25-Nov-07
6-Jan-03	2,750	0.65	6-Jan-08
1-Mar-03	1,650	0.54	1-Mar-08
21-Mar-03	8,800	0.53	21-Mar-08
4-Apr-03	3,600	0.53	4-Apr-08
7-Apr-03	40,000	0.53	7-Apr-08
1-May-03	100,000	0.50	1-May-06
24-Jul-03	12,500	0.40	24-Jul-08
1-Aug-03	200,000	0.50	20-Jun-06
30-Jan-04	250,000	0.50	30-Jan-07
30-Jan-04	50,000	0.50	30-Jan-09
2-Feb-04	10,000	0.45	2-Feb-09
10-Feb-04	475,000	0.72	10-Feb-07

10-Feb-04	490,000	0.72	10-Feb-09
13-Feb-04	2,200	0.74	13-Feb-09
23-Feb-04	2,750	0.80	23-Feb-04
4-Mar-04	2,750	0.77	4-Mar-09
11-Mar-04	50,000	0.80	11-Mar-07
11-Mar-04	589,150	0.80	11-Mar-09
29-Mar-04	10,000	0.87	29-Mar-09
29-Mar-04	5,500	1.07	12-Apr-09
29-Mar-04	6,500	1.27	26-Apr-09
17-Jun-04	3,850	1.00	17-Jun-09
27-Jul-04	7,700	0.73	27-Jul-09
30-Aug-04	27,500	0.74	30-Aug-09
7-Sep-04	3,850	0.74	7-Sep-09
13-Sep-04	5,500	0.74	13-Sep-09
5-Oct-04	40,000	0.80	5-Oct-07
22-Oct-04	250,000	0.85	22-Oct-07
25-Oct-04	50,000	0.79	25-Oct-09
1-Nov-04	300,000	0.80	1-Nov-09
8-Nov-04	55,500	0.77	8-Nov-09
15-Nov-04	66,500	0.80	15-Nov-09
6-Dec-04	11,550	0.77	6-Dec-09
6-Jan-05	15,000	0.89	6-Jan-10
17-Jan-05	15,000	0.78	17-Jan-10
24-Jan-05	21,350	0.73	24-Jan-10
7-Feb-05	18,700	0.66	7-Feb-10
1-Mar-05	75,000	0.75	1-Mar-08
15-Mar-05	3,850	0.75	15-Mar-10
21-Mar-05	80,000	0.69	21-Mar-10
1-Apr-05	40,000	0.67	1-Apr-10
4-Apr-05	125,000	0.66	4-Apr-10
22-Apr-05	3,250	0.57	22-Apr-10
2-May-05	100,000	0.75	2-May-07
4-May-05	35,450	0.59	4-May-10
9-May-05	20,350	0.52	9-May-10
16-May-05	3,850	0.47	16-May-10
6-Jun-05	3,850	0.53	6-Jun-10
13-Jun-05	5,500	0.54	13-Jun-10
1-Jul-05	9,500	0.52	1-Jul-10
4-Jul-05	9,350	0.52	4-Jul-10
16-Jul-05	19,150	0.53	16-Jul-10
19-Jul-05	475,000	0.52	19-Jul-08
0-Jan-00	7,700	0.52	19-Jul-10
22-Jul-05	150,000	0.52	22-Jul-10
2-Aug-05	3,850	0.54	2-Aug-10
1-Sep-05	2,150	0.43	1-Sep-10
6-Sep-05	21,550	0.48	6-Sep-10
8-Sep-05	200,000	0.50	8-Sep-08
12-Sep-05	127,700	0.42	12-Sep-10
19-Sep-05	7,850	0.41	19-Sep-10
26-Sep-05	2,000	0.40	26-Sep-10
7-Oct-05	70,000	0.37	7-Oct-10

19-Oct-05	13,000	0.33	19-Oct-10
24-Oct-05	7,700	0.39	24-Oct-10
1-Nov-05	25,000	0.48	1-Nov-10
2-Nov-05	3,850	0.55	2-Nov-10
14-Nov-05	3,850	0.73	14-Nov-10
21-Nov-05	16,500	0.62	21-Nov-10
1-Dec-05	12,500	0.60	1-Dec-10
31-Dec-05	95,000	0.50	31-Dec-10
15-Feb-06	15,000	0.58	15-Feb-11
6-Mar-06	100,000	0.57	6-Mar-08
7-Mar-06	817,500	0.58	6-Mar-01
8-Mar-06	25,000	0.58	8-Mar-01
8-Mar-06	125,000	0.58	8-Mar-09
8-Mar-06	25,000	0.58	8-Mar-11
30-Mar-06	2,000,000	0.58	30-Mar-11
Total	10,080,250

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other person or entity. The following table sets forth certain information concerning the beneficial ownership of our common shares as to each person known to us that is the beneficial owner of more than 5% of our outstanding shares as at May 10, 2006, the record date for our 2006 Annual and Special General Meeting.

Title of Class	Identity of Person or Group	Number of Shares(1)	Percent of Class(2)
Common shares	Othmar Iseli (3)	7,857,208	8.2%
Common shares	Mallette Capital Management Inc.(4)	7,755,925	7.6%
Common shares	SF Capital Partners Ltd. (5)	5,700,000	6.0%
Common shares	Hans Moppert (6)	5,272,970	5.7%

(1)

Includes, pursuant to General Instruction F to Form 20-F, securities for which the person has or shares the underlying benefits of ownership, including the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. Pursuant to General Instruction F, a person is also considered to be the beneficial owner of securities that the person has the right to acquire, as at May 10, 2006 or within 60 days after March 31, 2006, by option or other agreement.

(2)

Percent of class is calculated by dividing (x) the number of shares beneficially owned by the person, by (y) the sum of (i) the number of our common shares outstanding as at March 31, 2006, which was 92,726,616, and (ii) the number of shares not outstanding as at May 10, 2006 that the person is deemed to beneficially own.

(3)	Includes (i) 4,898,875 shares held individually and (ii) 2,958,333 shares issuable upon exercise of warrants exercisable as at May 10, 2006 at an average exercise price of $0.90 per share
(4)

Includes (i) 4,256,470 shares and 1,350,000 shares issuable upon exercise of warrants at an average exercise price of $0.62 per share by Mallette Capital Master Fund, Ltd, and 1,527,055 shares and 450,000 shares issuable upon exercise of warrants at an average exercise price of $0.62 per share by Mallette Capital Biotech Fund, LP.

(5)	Includes (i) 3,800,000 shares held individually and (ii) 1,900,000 shares issuable upon exercise of warrants exercisable as at May 10, 2006, at an average exercise price of $0.62 per share
(6)	Includes (i) 2,1,49,250 shares held individually, and (ii) 3,123,720 shares held by Menderes Holding AG, a company 100% owned by Mr. Moppert.

Our major shareholders do not have different voting rights than other shareholders.

To the best of our knowledge, Mr. Othmar Iseli made his initial investment in us in June 2004 purchasing 3,750,000 units (consisting of 3,750,000 common shares and 1,875,000 common share purchase warrants), which equated to approximately 6.1% of our common shares outstanding at the time. Since that time, Mr. Iseli has participated in additional private placements and increased his holdings to 5.3% of the common shares outstanding as at May 10, 2006. Mr. Iseli also owns warrants to purchase a total of 2,958,333 additional shares. All shares purchased by Mr. Iseli have been for investment purposes only.

To the best of our knowledge, Mallette Capital Management Inc. (Mallette) made their initial investment in us in November 2005 in the open market. On March 30, 2006, Mallete Capital Management Inc., through its funds, Mallette Capital Master Fund, Ltd, and Mallette Capital Biotech Fund, LP, purchased a total of 3,600,000 units (consisting of 3,600,000 common shares and 1,800,000 common share purchase warrants). Mallete’s total holdings equate to approximately 7.6% of our common shares outstanding as at May 10, 2006. All shares purchased by Mallette have been for investment purposes only.

To the best of our knowledge, SF Capital Partners Ltd. made their initial investment in us in March 2006 purchasing 3,800,000 units (consisting of 3,800,000 common shares and 1,900,000 common share purchase warrants) which equate to approximately 6.0% of our common shares outstanding as at May 10, 2006. All shares purchased by SF Capital Partners Ltd. have been for investment purposes only.

To the best of our knowledge, Mr. Hans Moppert, either directly or through Menderes Holding AG, made his initial investment in us in October 1998 purchasing 500,000 units (consisting of 500,000 common shares and 500,000 common share purchase warrants), which equated to approximately 2.9% of the common shares outstanding at the time. Since that time, Mr. Moppert has directly or indirectly participated in a number of our financings such that his total beneficial holdings of our common shares is now 5.7% of the common shares outstanding as at May 10, 2006. All the shares purchased by Mr. Moppert have been for investment purposes only.

As at May 31, 2006, we had 66 registered shareholders with addresses in the United States holding approximately 12,728,393 common shares or approximately 13% of the total number of issued and outstanding shares. U.S. residents own 6,083,300 of the warrants outstanding as at May 31, 2006. Residents of the United States may beneficially own common shares and warrants registered in the names of non-residents of the United States.

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

LOAN RELATED TRANSACTIONS DURING THE LAST FISCAL YEAR

2004 Credit Facility Guarantee and Related Warrant Issuance

Upon the expiry of our revolving line of credit facility on December 30, 2004, we entered into a new U.S. $1,000,000 and otherwise identical facility established with The Toronto Dominion Bank that was required to be repaid by December 15, 2005. The credit facility was secured by a letter or credit guaranteed by Stiftung zur Foerderung der Lebensqualitaet, Basel, a foundation founded by Mr. Hans Moppert - one of our principal shareholders. As consideration for providing the guarantee, we issued to the foundation 449,250 warrants that expired on December 31, 2005, each warrant was exercisable to purchase one common share for $0.80 per share.

2005 Credit Facility Guarantee and Related Warrant Issuance

Upon the expiry of our revolving line of credit facility on December 30, 2005, we entered into a new U.S. $1,000,000 and otherwise identical facility established with The Toronto Dominion Bank that was required to be repaid by June 15, 2006. The credit facility was secured by a letter of credit guaranteed by Mr. Hans E. Moppert -one of our principal shareholders. As consideration for providing the guarantee, we issued to Mr. Moppert 449,250 warrants expiring on June 30, 2006, each warrant exercisable to purchase one common share for $0.42 per share. On March 30, 2006, the warrants were exercised. At March 31, 2006 the line of credit was fully repaid and terminated at the request of Mr. Moppert following the closing of gross $12 million in financings on March 30, 2006. See “Item 5 – D. Liquidity and Capital Resources – Outstanding Loans and Credit Facility”. See “Item 7 –A. Major Shareholders”.

We believe that all of the loan related transactions described above were on terms as favorable as could have been received from unrelated third party sources.

OTHER TRANSACTIONS DURING THE LAST FISCAL YEAR

On July 7, 2003, we entered into a strategic consulting agreement with Katan Associates, Inc. (“Katan”), a California-based consulting firm specializing in providing strategic advisory services to biotechnology companies. Stan Yakatan, a senior partner of Katan, was appointed to our board of directors on February 4, 2004. Under the consulting agreement, we agreed to pay Katan a fee of U.S.$5,000 per month and granted Katan a stock option to purchase 200,000 common shares at an exercise price of $0.50 per share that vested over 18 months expiring August 1, 2005. Additionally, in the event that we complete an equity financing with an investor introduced by Katan and pre-qualified by us, we shall pay Katan a success fee equal to 5% of the gross proceeds provided by each investor introduced to us by Katan. The success fee is payable within 5 business days of closing of the financing. In the event we complete a partnering transaction with a prospective partner introduced by Katan and pre-qualified by us, and where licensing fees are paid to us by the partner, then we shall pay Katan a success fee of 5% of the licensing fee within 5 days of us receiving the funds. The agreement expired on June 30, 2005 and no success fees were paid by us to Katan. We did pay fees totaling $51,953 to 3193586 Canada Inc., a company controlled by Katan, for financial advisory services provided during the year ended December 31, 2005. Mr., Yakatan was a director of the Company until June 21, 2005.

On June 21, 2005, Mr. Ross MacLachlan, who had been working as a consultant for us joined the Board of Directors. Pursuant to a June 21, 2005 consulting agreement, we paid to 727381 BC Ltd., a company wholly owned and controlled by Mr. MacLachlan, a maximum of $4,500 per month, which could only be exceeded with authorization by the Company. A total of $17,655 was paid to 727381 BC Ltd. for consulting services during 2005. We provided 727381 BC Ltd. with thirty (30) days written notice of termination of the agreement on April 18, 2006. From January 1, 2005 to June 21, 2005 we paid Mr. Maclachlan a total of $18,725 for consulting services.

On November 1, 2005 Mr. David Turner who joined the Board of Directors in June 2005, entered into a consulting agreement with the Company. A total of $19,800 was paid for consulting services during 2005. The Company provided Mr. Turner with thirty (30) days written notice of termination of the agreement on April 18, 2006.

We have also entered into management, employment and/or consulting agreements with a number of our executive officers. See Item 10 C. - “Material Contracts”.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our audited consolidated financial statements including our consolidated balance sheets, consolidated statements of loss and deficit, and consolidated statements of cash flows for the years ended December 31, 2005, 2004,and 2003, the notes to those financial statements and the auditors’ report thereon, are included in this annual report.

EXPORT SALES

For our fiscal year ended December 31, 2005, we generated revenues from customers outside of Canada of $3,303,087 or 95% of total revenue of $3,489,680. As our main geographic markets are outside our home country, it is expected that export sales will account for the majority of revenues from product sales in future years.

LEGAL OR ARBITRATION PROCEEDINGS

We currently are not part of any legal or arbitration proceedings. In 2005 we settled a wrongful dismissal suit with one of our former employees and agreed to pay a total of $36,000, including legal costs, in exchange for a full release.

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

B. SIGNIFICANT CHANGES

On March 30, 2006 we completed a financing in the amount of $12 million, the largest financing in the history of the Company. Concurrently with this financing, all of our non-management board members resigned from the Board of Directors and were replaced. For more information regarding this transaction, the new directors and related developments, see Item 6A - “Directors and Senior Management” and Item 4A - “History and Development of the Company”. Other than the foregoing, no significant changes have occurred in our business since December 31, 2004.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our common shares have traded on the TSX Venture Exchange since October 1991 under the symbol "RBM". In July 2003, our common shares commenced trading on the Frankfurt Stock Exchange in Germany under the symbol “RBQ”. Since May 2005, our shares have been quoted in the United States on the OTC Bulletin Board. Our common shares are not regularly traded on any exchange in the United States.

The following table sets forth the high and low sales prices of our common shares on the TSX Venture Exchange for (i) each of the last five full fiscal years, (ii) each full financial quarter in the last two full fiscal years and any subsequent period, and (iii) each of the most recent six months:

	Common Share Price Canadian Dollars
	High	Low
Most Recent Six Months:
Month ended May 31, 2006	$1.09	$0.72
Month ended April 30, 2006	$1.15	$0.95
Month ended March 31, 2006	$1.11	$0.57
Month ended February 28, 2006	$0.62	$0.47
Month ended January 31, 2006	$0.64	$0.51
Month ended December 31, 2005	$0.66	$0.50
Financial Quarters for Last Two Fiscal Years and any Subsequent Period:
Quarter ended March 31, 2006	$1.11	$0.47
Year ended December 31, 2005:
Quarter ended December 31, 2005	$0.80	$0.29
Quarter ended September 30, 2005	$0.57	$0.37
Quarter ended June 30, 2005	$0.65	$0.45
Quarter ended March 31, 2005	$0.90	$0.60
Year ended December 31, 2004:
Quarter ended December 31, 2004	$0.98	$0.70
Quarter ended September 30, 2004	$1.00	$0.64
Quarter ended June 30, 2004	$1.40	$0.81
Quarter ended March 31, 2004	$1.02	$0.39
Last Five Full Fiscal Years:
Fiscal year ended December 31, 2005	$0.90	$0.29
Fiscal year ended December 31, 2004	$1.40	$0.39
Fiscal year ended December 31, 2003	$0.68	$0.36
Fiscal year ended December 31, 2002	$1.30	$0.31
Fiscal year ended December 31, 2001	$0.44	$0.06

Our common shares, which have no par value, are issued in registered form. As at March 31, 2006, there are 92,726,616 common shares issued and outstanding. The transfer agent and registrar for our common shares is Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9. Our common shares have not been subject to any significant trading suspensions in the last three years.

ESCROWED SHARES

825,000 common shares (“Escrow Shares”) are currently subject to an escrow agreement dated July 29, 2004 among us, Computershare Trust Company of Canada, as escrow agent, and the holders of the Escrow Shares (the “Escrow Agreement”). The Escrow Agreement is in the form required by the policies of the TSX-VN (the “Policies”) and provides that the Escrow Shares must remain in escrow until the regulatory authority having jurisdiction permits them to be released from escrow or requires them to be cancelled. The Escrow Shares are restricted and any dealings with them are subject to the direction or determination of the TSX-VN, or if our shares are no longer listed on the TSX-VN, the Executive Director under the Securities Act (British Columbia).

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

The following is the schedule of the release of the Escrow Shares:

RELEASE SCHEDULE OF ESCROW SHARES

Number of Escrow Shares	Release Dates	Percentage of Escrow Shares Eligible for Release	Number of Escrow Shares Eligible for Release
825,000	February 12, 2005 *	5%	41,250
783,750	August 12, 2005 *	5%	41,250
742,500	February 12, 2006 *	5%	41,250
701,250	August 12, 2006	5%	41,250
660,000	February 12, 2007	10%	82,500
577,500	August 12, 2007	10%	82,500
495,000	February 12, 2008	10%	82,500
412,500	August 12, 2008	10%	82,500
330,000	February 12, 2009	10%	82,500
247,500	August 12, 2009	10%	82,500
165,000	February 12, 2010	10%	82,500
82,500	August 12, 2010	10%	82,500

* Although such Escrow Shares are eligible for release, as of May 31, 2006, no Escrow Shares have been requested to be released.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our common shares are traded on the TSX Venture Exchange (TSX-VN) under the symbol RBM, on the OTC Bulletin Board under the symbol RPBIF and on the Frankfurt Stock Exchange in Germany under the symbol RBQ.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION.

We were incorporated under the predecessor to the Business Corporations Act on August 20, 1980 under number 214840. We have no restrictions on our business imposed by the Business Corporations Act. At a meeting of shareholders held on June 21, 2005, shareholders approved certain changes to our constating documents in connection with our transition under the new Business Corporations Act that came into force on March 29, 2004, replacing the predecessor legislation that governed us, including among other things, a new form of articles of association and an increase in our authorized share capital from 100,000,000 common shares to an unlimited number of common shares without par value. The new articles require that a special resolution of the holders of common shares (which is required for substantive changes to the rights attached to the common shares or the creation of any new class of shares) have a two-thirds rather than a three-quarters majority of the votes cast. We are authorized to issue an unlimited number of common shares without par value, of which 92,726,616 common shares were issued and outstanding as of March 31, 2006. We do not have preferred shares or other classes of shares authorized.

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

Provisions as to modification, amendment or variation of the rights attached to the common shares are contained in our articles and the Business Corporations Act. Generally speaking, substantive changes to the rights attached to the common shares or the creation of any new class of shares requires the approval of the holders of common shares by special resolution (at least two-thirds of the votes cast). The Business Corporations Act allows our shareholders to approve corporate matters by written consent resolution or at a general meeting.

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

C. MATERIAL CONTRACTS

Except as described elsewhere herein, we have not entered into any material contracts, other than contracts entered into in the oridinary course of business, in the preceding two years.

CONSULTING AGREEMENT – ROSS MACLACHLAN

On June 21, 2005, we entered into a consulting agreement with #727381 BC Ltd., a company wholly owned by Ross MacLachlan, to obtain strategic advice with respect to the development of the Company’s business. See “Item 7 –B. Related Party Transactions - Transactions During Past Three Fiscal Years”.

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

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian other than a "WTO Investor" (as defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we are not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was Cdn.$5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of our assets. An investment in our common shares by a WTO Investor, or by a non-Canadian when we were controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment in 2006 to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, exceeds Cdn.$265 million. A non-Canadian would acquire control of us for the purposes of the Investment Act if the non-Canadian acquired a majority of our common shares. The acquisition of less than a majority but one third or more of the common shares would be presumed to be an acquisition of control of us unless it could be established that, on the acquisition, we were not controlled in fact by the acquiror through the ownership of common shares.

Certain transactions relating to our common shares would be exempt from the Investment Act, including:

(a)	acquisition of our common shares by a person in the ordinary course of that person's business as a trader or dealer in securities,
(b)

the acquisition of voting interests by any person in the ordinary course of a business carried on by that person that consists of providing, in Canada, venture capital on terms and conditions not inconsistent with such terms and conditions as may be fixed by the minister responsible for the Investment Act,

(c)	acquisition of control of us in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and
(d)

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

Any dividend on a Common share, including a stock dividend, paid or credited, or deemed to be paid or credited, by us to an Investor will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty. Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common share to an Investor who is a resident of the United States for the purposes of the Treaty will be reduced to 5% if the beneficial owner of the dividend is a company that owns at least 10% of our voting stock, and in any other case will be reduced to 15%, of the gross amount of the dividend. It is Canada Revenue Agency‘s position that the Treaty reductions are not available to an Investor that is a "limited liability company" resident in the United States. We will be required to withhold any such tax from the dividend, and remit the tax directly to the Canada Revenue Agency for the account of the Investor.

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

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, we qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may also elect to recognize as an "excess distribution" under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date. (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if we no longer qualify as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain "excess distributions", as defined, by Section 1291(b) of the Code. Generally, “excess distributions” are the excess (if any) of the amount of distributions in respect of the stock received during the taxable year over 125 percent of the average amount received in respect of such stock during the 3 preceding taxable years (or, if shorter, the portion of the U.S. Holder’s holding period before the taxable year). There being no excess distribution for the taxable year in which the U.S. Holder’s holding period in such stock begins.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We conduct a considerable amount of our business outside of Canada and many of our purchase and sales transactions in our fiscal year ended December 31, 2005 were made in U.S. dollars. For this purpose, we maintain U.S. currency accounts for transactions in U.S. dollars. Our business transactions gave rise to a foreign exchange loss of $24,535 in fiscal year 2005, a foreign exchange loss of $9,757 in fiscal year 2004, and a foreign exchange gain of $15,848 in fiscal year 2003. We do not have any foreign currency hedging instruments in place.

As at December 31, 2005, a hypothetical 10% change (+/-) in the value of the U.S. dollar relative to the value of the Canadian dollar, based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2005, would have had a $222,000 (+/-) effect on our contractual obligations as reported in Item 5 – “F. Tabular Disclosure of Contractual Obligations”.

As a result of the repayment of our line of credit in March 2006, we are not currently subject to material interest rate risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS

See Item 10 – “B. Memorandum & Articles of Association”.

ITEM 15. CONTROLS AND PROCEDURES

We have carried out an evaluation, under the supervision and with the participation of management, including our President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2005, the end of the period covered by this report. Based upon that evaluation, our

President and Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective, as of December 31, 2005. No change occurred in our internal control over financial reporting during the year ended December 31, 2005 that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Richard Bear qualifies as an “audit committee financial expert” as defined by the SEC. Mr. Bear is chair of the audit committee and is a non-management director. Mr. Bear is “independent” under the independence standards of the Nasdaq.

ITEM 16B CODE OF ETHICS

We have a Code of Ethics that applies to all employees, including the executive officers, to clearly address the guidance provided by the SEC in this area. A copy of the code of ethics may be obtained free of charge, upon request, from the Corporate Secretary at Suite 100, 8900 Glenlyon Parkway, Burnaby, B.C., Canada V5J 5J8.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by our external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees (1)	Tax Fees (2)	All Other Fees (3)
2005 2004	$55,750 $49,000	$12,230 $47,000	$10,823 $Nil	$Nil $Nil

(1)	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees".
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees for services other than disclosed in any other column.

Before we engage our external auditors to render audit or non-audit services, the engagement is pre-approved by our audit committee. Our audit committee reviews our external auditors’ engagements letters for audit and non-audit services. All of the services provided by our external auditors during 2004 and 2005 were pre-approved by the audit committee in this manner.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to "Item 18 -"Financial Statements".

ITEM 18. FINANCIAL STATEMENTS

We are filing with this annual report, pursuant to Item 18, audited consolidated financial statements of our Company, including consolidated balance sheets, consolidated statements of loss and deficit and consolidated statements of cash flows, as at December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003, the notes to those statements and the auditors' report thereon.

All financial statements herein are stated in accordance with Canadian generally accepted accounting principles. Such financial statements have been reconciled to United States GAAP. For the history of exchange rates, which were in effect for United States dollars against Canadian dollars, see "Item 3 - Currency Exchange Rates".

CONSOLIDATED FINANCIAL STATEMENTS

Response Biomedical Corporation
(Expressed in Canadian dollars)
December 31, 2005 and 2004

AUDITORS’ REPORT

To the Shareholders of
Response Biomedical Corporation

We have audited the consolidated balance sheets of Response Biomedical Corporation as at December 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada,
March 3, 2006 (except for Note 17	Chartered Accountants
which is as of April 7, 2006).

Comments by Auditors for United States Readers on Canada-United States
Reporting Difference

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Although we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated March 3, 2006 (except for Note 17 which is as of April 7, 2006) is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada,
March 3, 2006 (except for Note 17	Chartered Accountants
which is as of April 7, 2006).

Response Biomedical Corporation
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation]
As at December 31	(Expressed in Canadian dollars)

	2005	2004
	$	$

ASSETS [note 8]
Current
Cash	173,094	2,716,902
Trade receivables [note 3]	421,672	244,785
Other receivables	62,448	40,777
Inventories [note 4]	693,915	1,024,111
Prepaid expenses and other	70,578	52,076
Total current assets	1,421,707	4,078,651
Property, plant and equipment [note 5]	710,400	394,253
Deferred financing costs [notes 6,7and 8]	121,832	71,880
	2,253,939	4,544,784

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current
Bank indebtedness [note 7]	1,070,514	—
Accounts payable and accrued liabilities	2,334,513	859,502
Subscription funds received [notes 10[a][i] and 17[a]]	766,045	—
Deferred revenue - current portion	156,187	90,505
Deferred lease inducement - current portion	—	7,450
Total current liabilities	4,327,259	957,457
Deferred revenue	92,888	155,271
Convertible debentures [note 8]	1,012,584	—
Deferred lease inducement	—	1,240
	5,432,731	1,113,968
Commitments and contingencies [note 13]
Shareholders’ equity (deficiency)
Share capital [note 10[a]]	35,743,700	35,606,778
Contributed surplus [notes 7, 8,10[a] and 10[c]]	5,341,423	3,662,970
Deficit	(44,263,915)	(35,838,932)
Total shareholders’equity (deficiency)	(3,178,792)	3,430,816
	2,253,939	4,544,784

See accompanying notes
On behalf of the Board:

William J. Radvak	Brian G. Richards
Director	Director

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended December 31	(Expressed in Canadian dollars)

	2005	2004	2003
	$	$	$

REVENUE
Contract service fees and revenues from
collaborative research arrangements [note 14]	401,042	549,685	455,958
Product sales [note 14]	3,088,638	2,127,196	827,795
Total revenue	3,489,680	2,676,881	1,283,753
Less: cost of sales - products and services [note 10 [c]]	1,652,033	1,388,549	742,564
Gross profit	1,837,647	1,288,332	541,189

EXPENSES
General and administrative [notes 10 [c] and 11]	2,386,328	1,893,327	1,316,790
Research and development [note 10 [c]]	4,387,304	2,394,974	2,169,461
Marketing and business development [note 10 [c]]	3,319,288	1,758,918	855,502
Total expenses	10,092,920	6,047,219	4,341,753

OTHER EXPENSE
Interest expense [notes 7, 8 and 9]	92,379	35,263	78,304
Interest income	(13,417)	(2,948)	(457)
Amortization of deferred financing costs [note 6]	73,047	138,016	329,039
Gain on disposal of property, plant and equipment	(6,834)	—	—
Foreign exchange (gain) loss	24,535	9,757	(15,848)
Total other expense	169,710	180,088	391,038
Loss for the year	(8,424,983)	(4,938,975)	(4,191,602)

Deficit, beginning of year	(35,838,932)	(30,899,957)	(26,708,355)
Deficit, end of year	(44,263,915)	(35,838,932)	(30,899,957)

Loss per common share - basic and diluted
[note 10[f]]	($0.12)	($0.08)	($0.09)

Weighted average number of common shares
outstanding [note 10[f]]	67,631,104	58,713,725	48,164,132

See accompanying notes

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31	(Expressed in Canadian dollars)

	2005	2004	2003
	$	$	$

OPERATING ACTIVITIES
Loss for the year	(8,424,983)	(4,938,975)	(4,191,602)
Add (deduct) items not involving cash:
Amortization of property, plant and equipment	218,921	206,816	135,816
Gain on disposal of property, plant and equipment	(6,834)	—	—
Stock-based compensation	1,007,525	814,682	136,918
Amortization of deferred loan costs	73,047	138,016	329,039
Accretion of convertible debentures	48,040	—	—
Deferred leasehold inducement	(8,690)	(7,447)	16,137
Changes in non-cash working capital:
Trade receivables	(176,887)	(93,227)	(24,330)
Other receivables	(21,671)	(26,695)	12,824
Inventories	330,196	(449,831)	(246,283)
Prepaid expenses and other	(18,502)	(37,696)	84,531
Accounts payable and accrued liabilities	1,475,011	149,630	311,613
Deferred revenue	3,299	194,568	—
Cash used in operating activities	(5,501,528)	(4,050,159)	(3,435,337)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(535,068)	(312,907)	(197,495)
Proceeds on disposal of property, plant and equipment	6,834	—	—
Cash used in investing activities	(528,234)	(312,907)	(197,495)

FINANCING ACTIVITIES
Proceeds from issuance of common shares,
and warrants, net of share issue costs [note 10[a]]	141,085	8,661,177	3,253,964
Proceeds from (repayment of) bank indebtedness	1,070,514	(1,401,786)	198,370
Proceeds from issuance of debentures	1,579,000	—	—
Deferred financing and share issue costs	(70,690)	—	—
Proceeds from (repayment of) loans from shareholders
and directors	—	(180,279)	180,279
Proceeds from share subscriptions	766,045	—	—
Cash provided by financing activities	3,485,954	7,079,112	3,632,613

Increase (decrease) in cash during the year	(2,543,808)	2,716,046	(219)
Cash, beginning of year	2,716,902	856	1,075
Cash, end of year	173,094	2,716,902	856

Supplemental disclosure
Interest paid	44,339	35,263	78,304

See accompanying notes

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

1. BASIS OF PRESENTATION

Response Biomedical Corporation (the “Company”) was incorporated on August 20, 1980 under the predecessor to the Business Corporations Act (British Columbia). The Company is engaged in the research, development and commercialization of diagnostic technologies for the medical point of care (“POC”) and on-site environmental testing markets. POC and on-site diagnostic tests (or assays) are simple, non-laboratory based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and/or dipsticks. Since 1996, the Company has developed and commercialized a proprietary diagnostic system called RAMP®(Rapid Analyte Measurement Platform).

The RAMP System is a portable fluorescence immunoassay-based diagnostic technology that combines the performance of a clinical lab with the convenience of a dipstick test - establishing a new paradigm in diagnostic testing. Immunoassays are extremely sensitive and specific tests used to identify and measure small quantities of materials, such as proteins. Any biological molecule and most inorganic materials can be targeted. Accordingly, the RAMP technology is applicable to multiple distinct market segments and many products within those segments. RAMP tests are now commercially available for use in the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred significant losses to date and as at December 31, 2005 had an accumulated deficit of $44,263,915. The Company’s ability to continue as a going concern is dependent upon its ability to achieve profitable operations, obtain additional capital and dependent on the continued support of its shareholders. Management is planning to raise additional capital to finance expected growth [see note 17[a] relating to financing in 2006]. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management will be required to curtail the Company’s operations.

These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue in business.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 16. A summary of the significant accounting policies are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of Response Biomedical Corporation and its wholly-owned subsidiaries, Response Biomedical Inc., an active United States company with nominal assets and liabilities and no operations of its own, and Response Development Inc., an inactive Canadian company with nominal assets and liabilities.

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Inventories

Raw materials inventory is carried at the lower of actual cost, determined on a first-in first-out basis, and replacement cost. Finished goods and work in process inventories are carried at the lower of weighted average cost and net realizable value. Cost of finished goods and work in process inventories includes direct materials, direct labour and applicable overhead.

Property, plant and equipment

Property, plant and equipment is recorded at cost and amortized over its estimated useful lives using the straight-line method as follows:

Office and laboratory furniture and equipment	5 years
Office and laboratory computer equipment	3 years
Computer software	2 years
Manufacturing equipment	5 years
Manufacturing molds	2 years
Leasehold improvements	Term of lease

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Deferred financing and share issue costs

Deferred financing costs reflect the costs incurred in connection with bank indebtedness financings and convertible debentures and are amortized on a straight-line basis over the terms of the respective agreements. Deferred share issue costs represent costs incurred in connection with share financings and are offset against share capital at the time the share financing closes.

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

Revenue recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against cost of sales at the time the product is sold.

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

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian generally accepted accounting criteria for deferral and amortization. To date, no development costs have been deferred.

Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the year, excluding contingently issuable shares. Diluted loss per common share

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

is equivalent to basic loss per common share as the outstanding options, warrants and convertible securities are anti-dilutive.

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

Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in note 10[b]. The Company uses the fair value method of accounting for all stock-based awards for consultants and for all stock-based awards granted, modified or settled since January 1, 2003 for awards to officers, directors and employees. For stock-based awards to employees granted, modified or settled from January 1, 2002 to December 31, 2002, the Company discloses the pro forma effects to the loss for the period and loss per common share for the period as if the fair value method had been used at the date of grant. The pro forma information is presented in note 10[c].

Government assistance

Government grants are recorded as a reduction of the related expenditure when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants and collectibility is reasonably assured.

Convertible debentures

The carrying value of the convertible debentures is calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debentures at the time the debentures were issued. The difference between the face value and the estimated carrying value of the debt is recorded as contributed surplus. The carrying value of the convertible debentures is being accreted to the

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

principal amount using the effective yield method as additional non-cash interest expense over the term of the debentures.

3. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash, trade receivables, other receivables and accounts payable, the carrying amounts approximate fair values due to their short-term nature. The carrying values of the convertible debentures approximate fair value based on the discounted cash flows at market rates.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at December 31, 2005, four [2004 - five] customers represent 76% [2004 - 72%] of the trade receivables balance.

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as substantially all its revenues are denominated in U.S. dollars. The Company mitigates foreign exchange risk as it maintains U.S. dollar bank accounts which are used to pay for expenses in U.S. dollars. Interest rate risk arises due to the Company’s loans having fixed and variable interest rates.

4. INVENTORIES

	2005	2004
	$	$

Raw materials	355,985	293,642
Work in process	37,770	94,535
Finished goods	300,160	635,934
	693,915	1,024,111

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

5. PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

2005
Office furniture and equipment	20,789	20,789	—
Office computer equipment	70,595	57,475	13,120
Laboratory furniture and equipment	447,805	395,426	52,379
Laboratory computer equipment	303,865	161,328	142,537
Computer software	67,396	39,799	27,597
Manufacturing equipment	485,091	60,646	424,445
Manufacturing molds	167,200	159,914	7,286
Leasehold improvements	110,823	67,787	43,036
	1,673,564	963,164	710,400

2004
Office furniture and equipment	26,588	26,588	—
Office computer equipment	58,213	49,754	8,459
Laboratory furniture and equipment	430,459	377,349	53,110
Laboratory computer equipment	229,089	80,903	148,186
Computer software	46,098	10,954	35,144
Manufacturing equipment	127,557	34,961	92,596
Manufacturing molds	162,266	138,136	24,130
Leasehold improvements	64,713	32,085	32,628
	1,144,983	750,730	394,253

Included in manufacturing equipment at December 31, 2005 is $158,000 of equipment which has not been amortized as it has not been put in use. Amortization expense amounted to $218,921 for the year ended December 31, 2005 [2004 - $206,816].

6. DEFERRED FINANCING AND SHARE ISSUE COSTS

	2005	2004
	$	$

Deferred financing costs	90,885	71,880
Less: amortization	(1,360)	—
Deferred share issue costs	32,307	—
	121,832	71,880

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

6. DEFERRED FINANCING AND SHARE ISSUE COSTS (cont’d.)

On December 31, 2005, the Company had capitalized financing costs of $90,885 [2004 - $71,880] and recorded amortization expense in the year ended December 31, 2005 of $73,047 including amortization of costs capitalized in 2004 [2004 - $138,016; 2003 - $329,039] [see notes 7 and 8].

7. BANK INDEBTEDNESS

As at December 31, 2005 the Company has a credit facility of up to U.S.$1,000,000 [2004 - U.S.$1,000,000] with a Canadian chartered bank of which $1,070,514 [U.S.$918,187] [2004 - $nil] was utilized as at December 31, 2005. Amounts outstanding under this credit facility are payable on demand and bear interest at the bank’s prime rate which at December 31, 2005 was 5.0% [2004 - 4.25%] . This credit facility was guaranteed by a shareholder up to December 31, 2005. Upon the expiry of the credit facility, the shareholder agreed to guarantee another otherwise identical line of credit established under the same terms with a six month expiry date on June 30, 2006. In consideration for providing the guarantee in December 2005, the Company issued to the guarantor a total of 449,250 warrants. Each warrant entitles the guarantor to purchase one common share of the Company at a price of $0.42 for the term of the loan guarantee, subject to a hold period expiring on May 1, 2006 [2004 –449,250 non-transferable share purchase warrants expiring on December 31, 2005][see note 17[b] related to the subsequent exercise of warrants and termination of the facility].

The estimated fair value of the share purchase warrants, using the Black-Scholes pricing model, amounting to $71,880 in 2005 [2004 - $71,880] has been credited to contributed surplus and recorded as deferred financing costs and is being amortized over the term of the credit facility.

Interest expense for the year ended December 31, 2005 amounted to $22,537 [2004 - $34,488; 2003 - $58,970].

8. CONVERTIBLE DEBENTURES

On October 21, 2005, the Company issued units comprising convertible debentures and common share purchase warrants in the aggregate face amount of $1,579,000 with a term of three-years bearing interest at 7% per annum payable quarterly. Each unit comprises a $1,000 principal amount convertible debenture and 1,190 common share purchase warrants for an aggregate amount of warrants with rights to purchase an aggregate amount of 1,879,010 common shares of the Company at a price of $0.50 per common share for a period of 2 years. The debenture conversion price is $0.42 per common share for the first two years, and $0.47 per common share in the third year.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

8. CONVERTIBLE DEBENTURES (cont’d.)

The Company has the right to redeem the debentures for either cash or common shares, at market price, if the volume weighted average trading price exceeds 200 per cent of the conversion price for 10 consecutive trading days.

In accordance with Section 3861 of the CICA Handbook, the proceeds of the debentures have been allocated to their debt and equity components. The liability component has been initially recorded as $964,545 which was calculated as the present value of the interest and principal amounts discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debenture was issued. The residual amount of $614,955 has been recorded in contributed surplus. The liability component is being accreted to fair value over the term of the debenture as a non-cash charge to interest expense. As at December 31, 2005, the accounting value of the debt amounted to $1,012,584.

In addition, the Company incurred $30,023 in transaction costs which have been allocated to deferred financing costs and contributed surplus in the amounts of $18,342 and $11,681, respectively.

For the year ended December 31, 2005, interest expense, including accretion of the debentures, amounted to $69,842.

As collateral, pursuant to convertible debenture agreements, the debenture holders have been provided a charge over all of the Company’s assets.

9. LOANS PAYABLE TO SHAREHOLDERS AND DIRECTORS

During the year ended December 31, 2003, the Company entered into several short-term loan agreements with shareholders and directors which at December 31, 2003 amounted to $180,279. The loans were without collateral, bore interest at 9% per annum and were repayable on demand with maturity dates to June 30, 2004. During the year ended December 31, 2004, the loans plus accrued interest were repaid in full. Interest expense for the year ended December 31, 2004 amounted to $5,872 [2003 - $5,587].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

10. SHARE CAPITAL

[a]	Authorized - Unlimited common shares without par value.

Issued and outstanding	Number	Amount
	#	$
Balance, December 31, 2002	46,057,751	25,567,572
Issued for cash:
Exercise of warrants	1,090,750	490,828
Exercise of stock options	592,224	186,321
Private placement, net of issue costs of $14,630	5,777,796	2,576,815
Balance, December 31, 2003	53,518,521	28,821,536
Issued for cash:
Exercise of warrants	4,795,471	2,535,613
Exercise of stock options	1,359,813	640,637
Private placement, net of issue costs [ii and iii]	7,661,667	3,637,470
Issued as a finders fee	100,000	—
Issued as agent work fee	—	(28,478)
Balance, December 31, 2004	67,435,472	35,606,778
Issued for cash:
Exercise of stock options	265,000	141,085
Share issue costs	—	(9,419)
Issued for non-cash:
Stock-based compensation related to stock options exercised	—	5,256
Balance, December 31, 2005	67,700,472	35,743,700

[i]

In December 2005, the Company announced the undertaking of a non-brokered private placement of up to 4,000,000 units at a price of $0.50 per unit, each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.70 per share for a period of 24 months from the closing date of the private placement. Shares and warrants are subject to a four-month hold period from the date of close. As at December 31, 2005, $766,045 was received and is reported as subscription funds received on the balance sheet.

[ii]

In December 2004 the Company closed a private placement consisting of 3,911,667 units at a price of $0.75 per unit for gross proceeds of $2,933,750, before share issuance costs of $318,449 for net proceeds of $2,615,301. The private placement comprised a brokered amount of $2,227,500 in addition to a non-brokered amount of $706,250.

Each unit comprised one common share and two one-half of one non-transferable common share purchase warrants. The first half-warrant entitled the holder to purchase

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d.)

one common share of the Company for each whole warrant at a price of $1.00 per share, expiring on December 30, 2005. The second half-warrant entitled the holder to purchase one common share of the Company for each whole warrant at a price of $1.25 per share up to December 30, 2005 and at a price of $1.50 per share from December 31, 2005 expiring on December 30, 2006.

In connection with the financing, the Company paid a cash commission of $178,200, legal and professional fees of $65,249 and granted 100,000 units to the agent of this financing. The 100,000 units were valued at the market price of $75,000 and were recorded as share issuance cost. In addition, the Company granted a non-transferable option entitling the agent to purchase 391,167 units, exercisable at a price of $0.75 per unit. The option expires on December 30, 2006. The fair value of this unit option of $50,852, was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield 0.0%; expected volatility 59%; risk-free interest rate 3.00%; and expected life of 6 months. $28,478 and $22,374 of the total fair value of the unit option has been recorded against share capital and the fair value of the warrants, respectively, as share issuance cost with a corresponding credit to contributed surplus.

The 4,011,667 share purchase warrants issued as a result of the private placement were classified as a separate equity component from share capital the fair value of which was determined using the Black-Scholes pricing model using the following weighted average assumptions: dividend yield 0.0%; expected volatility 71.35%; risk-free interest rate 3.00%; and expected life of 1.41 years. Accordingly, $1,183,734 of the proceeds, net of share issuance cost of $140,117, was allocated as the fair value of the warrants, which is included in contributed surplus in the consolidated balance sheet.

[iii]

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

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d.)

[b]	Stock option plan

On June 21, 2005, the shareholders approved a new stock option plan (the “2005 Plan”) to provide an incentive to executive officers, directors, employees and consultants who contribute to the continued success of the Company. The 2005 Plan is effective May 3, 2005 and will terminate May 3, 2007. The exercise price of the options is determined by the Compensation Committee, but generally will be equal to the closing trading price of the common shares on the day immediately preceding the grant date. The options generally vest over a period of 18 months and the term may not exceed five years. Of the 11,500,000 [December 31, 2004 – 11,500,000] stock options authorized for grant under the 2005 Plan, 1,392,350 stock options are available for grant at December 31, 2005.

At December 31, 2005 the following stock options were outstanding:

	Options outstanding December 31, 2005			Options exercisable December 31, 2005
Range of	Number of	Weighted average	Weighted	Number of	Weighted
exercise	shares	remaining	average	options currently	average
prices	under option	contractual life	exercise price	exercisable	exercise price
$	#	(years)	$	#	$

0.27 - 0.39	1,172,950	1.16	0.28	1,104,925	0.27
0.40 - 0.49	245,300	4.29	0.45	96,189	0.45
0.50 - 0.59	5,037,250	2.94	0.51	3,071,377	0.50
0.60 - 0.69	401,800	2.98	0.64	288,200	0.63
0.72 - 0.79	1,746,100	2.64	0.73	1,477,139	0.73
0.80 - 0.89	1,348,400	3.12	0.81	1,169,275	0.81
0.90 - 1.27	74,850	2.13	1.03	72,350	1.03
	10,026,650	2.71	0.57	7,279,455	0.57

The options expire at various dates from January 6, 2006 to December 30, 2010.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d.)

[b]	Stock option plan (cont’d.)

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
	Number of	average
	optioned	exercise
	common shares	price
	#	$
Balance, December 31, 2002	6,172,300	0.49
Options granted	1,086,300	0.57
Options forfeited	(105,026)	0.60
Options cancelled	(155,000)	0.55
Options expired	(296,000)	1.06
Options exercised	(592,224)	0.32
Balance, December 31, 2003	6,110,350	0.49
Options granted	3,282,700	0.75
Options forfeited	(121,737)	0.73
Options expired	(270,000)	0.42
Options exercised	(1,359,813)	0.47
Balance, December 31, 2004	7,641,500	0.60
Options granted	4,055,150	0.57
Options forfeited	(562,750)	0.81
Options expired	(842,250)	0.72
Options exercised	(265,000)	0.53
Balance, December 31, 2005	10,026,650	0.57

The exercise price equaled the fair market value on the date of grant for all options granted during the years ended December 31, 2005, 2004 and 2003.

During 2005, the Company amended the expiry dates of certain stock options, as follows:

Number of shares under option	Exercise price	Date of expiry	Date of expiry
#	$	previous	current

100,000	0.61	March 1, 2005	May 1, 2007
200,000	0.50	August 1, 2005	June 20, 2006
300,000

During 2005, the Company reduced the exercise price of certain stock options, as follows:

Number of shares under option	Exercise price	Exercise price
#	$	current $

40,000	0.69	0.67
200,500	0.75	0.47 – 0.66
240,500

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d.)

[c]	Stock-based compensation

For the year ended December 31, 2005, the Company recognized compensation expense of $935,021 [2004 - $434,182; 2003 - $82,518] as a result of stock options granted to officers, directors and employees recognized and compensation expense of $72,504 [2004 - $380,500; 2003 - $54,400] as a result of stock options granted to consultants, with a corresponding credit to contributed surplus.

The fair value of stock options granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	2005	2004	2003

Dividend yield	0.0%	0.0%	0.0%
Expected volatility	103%	128%	99%
Risk-free interest rate	3.24%	3.36%	3.14%
Expected life	2.3 years	2.45 years	1.65 years
Fair value per share	$0.30	$0.42	$0.21

The following table shows stock-based compensation allocated by type of cost:

	2005	2004	2003
	$	$	$

Cost of sales - products and services	72,591	84,102	11,597
General and administrative	514,702	449,620	106,672
Research and development	215,617	179,360	15,633
Marketing and business development	204,615	101,600	3,016
	1,007,525	814,682	136,918

The following table provides pro forma loss for the year and pro forma basic and diluted loss per share had compensation expense, for awards granted to employees from January 1, 2002 to December 31, 2002, been based on the fair value method of accounting for stock-based compensation:

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d.)

[c]	Stock-based compensation (Cont’d)

	2005	2004	2003
	$	$	$

Loss for the year, as reported	(8,424,983)	(4,938,975)	(4,191,602)
Pro forma compensation expense	—	—	(393,392)
Pro forma loss for the year	(8,424,983)	(4,938,975)	(4,584,994)
Pro forma loss per share - basic and diluted	(0.12)	(0.08)	(0.09)

[d]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares were held in escrow. At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange. Previously, the escrow shares were to be released based on the Company’s cumulative cash flow. Commencing in March 2005, 825,000 common shares currently held in escrow may be released in 12 tranches over a period of six years, with tranches released every six months. Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares. At December 31, 2005 no escrow shares have been requested to be released.

[e]	Common share purchase warrants

At December 31, 2005, the following common share purchase warrants were outstanding:

Number of
common shares	Exercise price
issuable	$	Date of expiry

1,875,000	1.15	June 21, 2006
449,250	0.42	June 30, 2006
2,005,832	1.50	December 30, 2006
1,879,010	0.50	October 21, 2007
6,209,092	1.01

The Company is required to pay additional finders fees of $117,813 upon exercise of the 1,875,000 share purchase warrants issued pursuant to a June 21, 2004 financing.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d.)

[e]	Common share purchase warrants (Cont’d)

In addition, at December 31, 2005, the Company has an agent option outstanding entitling the agent to purchase 391,167 units exercisable at a price of $0.75 per unit. Each unit comprises one common share and one-half of one non-transferable common share purchase warrant, each whole warrant entitling the holder to purchase one common share of the Company at a price of $1.50 per share until December 30, 2006, the expiry date of the option.

Common share purchase warrant transactions are summarized as follows:

		Weighted
		average
	Number of	exercise
	warrants	price
	#	$
Balance, December 31, 2002	2,703,858	0.59
Warrants issued	4,553,081	0.51
Warrants expired	(1,369,467)	0.61
Warrants exercised	(1,090,750)	0.45
Balance, December 31, 2003	4,796,722	0.53
Warrants issued	6,335,917	1.19
Warrants expired	(1,251)	0.55
Warrants exercised	(4,795,471)	0.53
Balance, December 31, 2004	6,335,917	1.19
Warrants issued	2,328,260	0.48
Warrants expired	(2,455,085)	0.96
Balance, December 31, 2005	6,209,092	1.01

[f]	Loss per common share

	2005	2004	2003

Numerator
Loss for the year	($8,424,983)	($4,938,975)	($4,191,602)

Denominator
Weighted average number of common shares
outstanding	67,631,104	58,713,725	48,989,132
Less: escrowed shares [note 10[d]]	—	—	(825,000)
Weighted average number of common shares
outstanding	67,631,104	58,713,725	48,164,132

Loss per common share - basic and diluted	($0.12)	($0.08)	($0.09)

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

11. RELATED PARTY TRANSACTIONS

In addition to the transaction described in note 9, the following payments were made to directors or companies related to or under their control:

	2005	2004	2003
	$	$	$

General and administrative
Strategic consulting services	85,301	71,930	—
Share issue costs	—	20,522	—

On February 4, 2004, a consultant to the Company was elected to the board of directors. At that time, there was an existing consulting services agreement in place between the parties, pursuant to which the Company was required to pay a company controlled by the consultant a monthly fee of U.S.$5,000. The term of the agreement expired June 21, 2005 when the director did not stand for re-election at the Company’s annual general meeting.

On June 21, 2005 a person who had been working as a consultant to the Company joined the board of directors. The Company is paying a company wholly owned and controlled by this director a maximum of $4,500 per month, which can only be exceeded with authorization by the Company. The agreement has a minimum term of six months, after which it automatically renews on a monthly basis and may be terminated by either party within thirty (30) days written notice.

A person who joined the board of directors in June 2005, entered into a consulting agreement with the Company for which the amount of $19,800 was paid to a company wholly owned and controlled by this director for consulting services provided in the last two months of 2005.

All related party transactions are recorded at their exchange amounts, established and agreed between the parties.

12. INCOME TAXES

At December 31, 2005 the Company had approximately $21,314,000 of non-capital loss carry forwards, approximately $2,563,000 of federal investment tax credits and approximately $1,067,000 of provincial investment tax credits available to reduce taxable income and taxes payable for future years. These losses and investment tax credits expire as follows:

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

12. INCOME TAXES (cont’d.)

	Provincial investment	Federal investment	Non-capital loss
	tax credits	tax credits	carryforwards
	$	$	$

2006	—	149,000	2,058,000
2007	—	111,000	3,164,000
2008	—	153,000	2,157,000
2009	—	227,000	2,986,000
2010	239,000	430,000	2,906,000
2011	213,000	384,000	—
2012	129,000	233,000	—
2013	93,000	168,000	—
2014	176,000	317,000	2,601,000
2015	217,000	391,000	5,442,000
	1,067,000	2,563,000	21,314,000

In addition, the Company has unclaimed tax deductions of approximately $9,770,000 related to scientific research and experimental development expenditures available to carry forward indefinitely to reduce taxable income of future years and other deductible temporary differences of approximately $2,484,000.

Significant components of the Company’s future tax assets as of December 31, 2005 are shown below.

	2005	2004
	$	$

Future tax assets:
Book amortization in excess of tax capital cost allowance	547,000	628,000
Non-capital loss carry forwards	7,273,000	6,016,000
Research and development deductions and credits	5,724,000	5,689,000
Share issue costs	109,000	133,000
Unearned revenue	113,000	88,000
Unrealized foreign exchange	78,000	71,000
Total future tax assets	13,844,000	12,625,000
Valuation allowance	(13,844,000)	(12,625,000)
Net future tax assets	—	—

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization does not meet the requirements of “more likely than not” under the liability method of tax accounting. Accordingly, a valuation allowance

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

12. INCOME TAXES (cont’d.)

has been recorded and no future tax assets have been recognized as at December 31, 2005 and 2004.

The reconciliation of income tax attributable to operations computed at the statutory tax rate to income tax expense (recovery), using a 34.87% [2004 - 35.62%; 2003 - 37.62%] statutory tax rate, at December 31, 2005 is:

	2005	2004	2003
	$	$	$

Income taxes (recovery) at statutory rates	(2,938,000)	(1,759,000)	(1,577,000)
Expenses not deductible for tax purposes	359,000	206,000	175,000
Non-capital losses for which no
benefit has been recognized	1,898,000	962,000	784,000
Other temporary differences for which no
benefit has been recognized	681,000	591,000	618,000
	—	—	—

13. COMMITMENTS AND CONTINGENCIES

[a]	Research and license agreements

[i]

The Company entered into an exclusive license agreement with the University of British Columbia (“UBC”) effective March 1996, as amended October 2003, to use and sublicense certain technology (“Technology”) and any improvements thereon, and to manufacture, distribute and sell products in connection therewith. In consideration for these rights, the Company paid a non-refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology. In addition, in the event the Company sublicenses the Technology, the Company shall pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year. Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee. These payments are expensed in the year incurred. The agreement terminates on the expiration date or invalidity of the patents or upon bankruptcy or insolvency of the Company. Pursuant to the agreement, the Company paid $10,500 for the year ended December 31, 2005 [2004 - $28,500; 2003 - $nil]

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES (cont’d.)

[a]	Research and license agreements (cont’d.)

[ii]

The Company is party to a licensing agreement whereby it was granted a nonexclusive license under patent rights to commercialize a RAMP test using a proprietary marker. The remaining financial commitment by the Company is U.S. $1.9 million through the end of 2007.

At December 31, 2005, U.S. $400,000 of the U.S. $1.9 million is included in the accounts payable and accrued liabilities. The Company may terminate the agreement and surrender the license granted at any time by giving sixty (60) days written notice provided that the Company pays only license fees that were due. The remaining commitments will be accrued and expensed when the liability becomes probable.

[b]	Indemnification of directors and officers

The Company has entered into indemnification agreements with all officers and directors. The maximum potential of the future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

[c]	Indemnification of third parties

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES (cont’d.)

[c]	Indemnification of third parties (cont’d.)

The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay. To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

[d]	Supply agreement

The Company entered into a Supply Agreement (the “Agreement”) with a supplier, effective September 2003 for certain reagents for the Company’s West Nile Virus Test. In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties based on 10% of net revenue generated from the sale of the Company’s RAMP West Nile Virus Test. The term of the agreement is three years from the effective date and is automatically renewed for each successive period of one year until either party terminates the Agreement. In 2005, the Company paid $87,460 [2004 - $50,101; 2003 - $nil] of royalties to the supplier.

[e]	Marketing program

During the year ended December 31, 2004, the Company received a contribution of $49,700 [2003 - $nil] under Industry Canada’s Program for Export Market Development (the “Program”) for reimbursement of certain expenses related to sales and marketing efforts in the United States. Pursuant to the Program, the Company is required to repay to Industry Canada an amount representing 4% of incremental sales as defined in the Program up to April 2007. As at December 31, 2004 the criteria for repayment has not been met. The amount of $49,700 has been treated as a reduction of marketing and business development expenses in the statements of loss and deficit. In 2005, the Company repaid the amount of $4,506 as defined in the Program. This repayment has been recorded as a marketing and business development expense in the statement of loss and deficit.

[f]	Lease agreements

The Company entered into a property sublease agreement to lease 31,920 square feet of multi-use business space. The term of the sublease agreement is October 1, 2005 to December 14, 2007. For the duration of the sublease term, the Company is required to pay the

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES (cont’d.)

[f]	Lease agreements (cont’d.)

sub-landlord a total gross monthly rent of approximately $61,000 plus maintenance and utilities. Rent expense for the year ended December 31, 2005 was $300,680 [2004 - $208,552; 2003 - $229,170].

[g]	Finder’s fees

Finder’s fees of $117,813 are payable upon exercise of the share purchase warrants issued pursuant to the June 2004 private placement [note 10[e]].

14. SEGMENTED INFORMATION

The Company operates primarily in one business segment in the research, development and commercialization of diagnostic technologies with primarily all of its assets and operations located in Canada. Company’s revenues are generated from product sales primarily in Canada, the United States, Europe, and Asia. Expenses are primarily incurred from purchases made from suppliers in Canada and the United States.

For the year ended December 31, 2005, all of the Company’s contract service fees and revenues from collaborative research arrangements were generated from two customers for a total of $401,042 [2004 - three customers for a total of $549,685; 2003 - five customers for a total of $455,958].

Contract service fees and revenues from collaborative research arrangements by customer location were as follows:

	2005	2004	2003
	$	$	$

Canada	—	255,250	40,484
United States	149,782	243,227	415,474
Asia	251,260	51,208	—
Total	401,042	549,685	455,958

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

14. SEGMENTED INFORMATION (cont’d.)

Product sales by customer location were as follows:

	2005	2004	2003
	$	$	$

Canada	186,593	112,021	96,087
United States	2,052,642	1,422,476	455,414
Europe	79,540	42,128	88,040
Asia	759,855	517,755	137,738
Other	10,008	32,816	50,516
Total	3,088,638	2,127,196	827,795

Product sales by type of product are as follows:

	2005	2004	2003
	$	$	$

Biodefense products	1,642,705	879,637	567,872
Clinical products	738,456	506,475	170,781
Vector products (West Nile Virus)	707,477	741,084	89,142
Total	3,088,638	2,127,196	827,795

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

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

[a]

For U.S. GAAP purposes, the Company elected to prospectively adopt Statement of Financial Accounting Standard No. 148 (SFAS 148), “Accounting for Stock-Based Compensation–Transition and Disclosure”, an amendment to Statement of Financial Accounting Standard No. 123 (SFAS 123) “Accounting for Stock-Based Compensation” for employee awards granted under its stock option plan, modified or settled subsequent to January 1, 2003. As the

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

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

[c]

For purposes of reconciliation to U.S. GAAP, the re-pricing of options is subject to variable plan accounting under APB 25, which can give rise to additional compensation expense. Under SFAS 123 such re-pricings are not subject to variable plan accounting and therefore upon adoption of SFAS 123 on January 1, 2003, the Company no longer records additional compensation expense. In years prior to 2003, compensation expense of $442,846 resulted from the re-pricing of options

There are no differences in the loss and the loss per common share in the years ended December 31, 2003, 2004 and 2005 between Canadian GAAP and U.S. GAAP.

If U.S. GAAP were followed, the following balance sheet items would be effected:

	2005	2004
	$	$

Contributed surplus	5,789,525	4,105,816
Deficit	(44,706,761)	(36,281,778)

[d]	Accounts payable and accrued liabilities comprise:

	2005	2004
	$	$

Trade accounts payable	1,260,030	472,828
Employee-related accruals	346,133	258,165
License fees payable [note 13[a][ii]]	466,360	—
Other accrued liabilities	261,990	128,509
	2,334,513	859,502

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[e]	Pro forma information – Stock-based compensation

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to January 1, 2003. See note 10[c] for the weighted average assumptions used in the Black-Scholes option pricing model.

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

	2005	2004	2003
	$	$	$

Loss for the year U.S. GAAP	(8,424,983)	(4,938,975)	(4,191,602)
Add:Stock-based compensation
expense included in reported loss above	1,007,525	814,682	136,918
Deduct: Total stock-based compensation
expense using fair value based method for
all awards	(1,007,525)	(814,682)	(185,857)
Pro forma loss for the period	(8,424,983)	(4,938,975)	(4,240,541)

Basic and diluted loss per common share
As reported	($0.12)	($0.08)	($0.09)
Pro forma	($0.12)	($0.08)	($0.09)

[f]	Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”. SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method as defined in the standard. The standard no longer permits pro forma disclosure or the prospective recognition adopted by the Company in fiscal 2003. Accordingly, from the date of adoption of the revised standard, the Company will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to January 1, 2002. The Company will be required to adopt the revised standard on January 1, 2006.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[f]	Recent accounting pronouncements (cont’d)

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

17. SUBSEQUENT EVENTS

[a]

On March 30, 2006, the Company closed private placements raising gross proceeds of $12,000,000. The financing is comprised of a $10,000,000 brokered private placement, and a $2,000,000 non-brokered private placement which was previously announced in December 2005 [see note 10[a][i]].

The financing consisted of an aggregate total of 24,000,000 units at a price of $0.50 per unit, each unit consisting of one common share and one-half of one common share purchase warrant with a four-month hold period expiring on July 31, 2006. Each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.62 per share for a period of 24 months from the closing date of the private placement. On the brokered private placement, the Company paid commissions of 7% cash and 7% warrants exercisable to purchase common shares at $0.62 per share for 24 months. A finder’s fee of approximately $33,000 was paid on a portion of the non-brokered financing. The proceeds from the financing will be used for general working capital purposes, repayment of the U.S.$1 million line of credit, capital equipment acquisitions required for the scale up of the Company’s manufacturing processes, and to expedite the commercialization of lead new product candidates.

With the closing of the financing, five new Board members were appointed to replace existing board members. Each new Board Member was granted options to purchase 400,000 common shares in the Company, exercisable at $0.58 per share until March 30, 2011. In addition, two individuals each received 66,666 common shares of the Company in consideration for agreeing to join and assisting in the reorganization of the Company’s Board. Remaining directors have been granted an aggregate total of 532,500 options at an exercise price of $0.58 until March 7, 2011, to replace a total of 532,500 options that expired in February 2006. A total of 1,600,000 stock options held by the former Board members were cancelled.

In addition, the Company amended the exercise price of 1,875,000 warrants granted on June 21, 2004 and expiring June 21, 2006 from an exercise price of $1.15 per common share to

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

17. SUBSEQUENT EVENTS (cont’d.)

$0.90 per common share to reflect the market price of the Company's common shares at the date of issue.

[b]

The Company’s line of credit in the amount of U.S.$1,000,000 established with The Toronto Dominion Bank and originally set to expire June 30, 2006 [see note 7] was automatically repaid following the closing of $12,000,000 private placement described in note 17[a]. The guarantor exercised 449,250 warrants at an exercise price of $0.42 per common share that were issued to the guarantor in regard to the line of credit agreement. On March 31, 2006, the line of credit facility was terminated at the request of the guarantor.

[c]

As of May 10, 2006 , the Company issued 1,541,025 common shares pursuant to the exercise of stock options for gross proceeds of $838,959; 464,720 common shares pursuant to the exercise of warrants for gross proceeds of $196,420, and 3,759,519 common shares pursuant to the conversion of debentures for gross proceeds of $1,579,000.

ITEM 19. EXHIBITS

Exhibit		Name of Exhibit
Number
1.1	(1)	Notice of Articles of the Company
1.2	(2)	Articles of the Company
2.1	(1)	Escrow Agreement dated July 29, 2004
4.21	(1)	1996 Stock Option Plan, as amended June 21, 2004
4.22	(2)	2005 Stock Option Plan
4.23	(1)	Form of Share Purchase Warrant effective December 30, 2004
4.24		Form of Convertible Debenture issued October 21, 2005
4.25		Form of Share Purchase Warrant issued October 21, 2005
4.26		Engagement Letter dated March 15, 2006 between Response Biomedical Corp. and Delafield Hambrecht, Inc.
4.27	(3)	Securities Purchase Agreement dated March 30, 2006 between Response Biomedical Corp. and the purchasers named therein, together with the disclosure schedules hereto and the U.S. and non-U.S. forms of share purchase warrants (Delafield financing)
4.28		Agency Agreement dated March 30, 2006 between Response Biomedical Corp. and Haywood Securities Inc.
4.29		Form of share purchase warrant issued March 30, 2006 (Haywood financing)
4.30		Form of share purchase warrant issued March 30, 2006 (non-brokered financing – non-U.S.)
4.31		Form of share purchase warrant issued March 30, 2006 (non-brokered financing – U.S.)
4.32		Demand Operating Facility Agreement dated December 31, 2005 between Response Biomedical Corp. and Toronto Dominion Bank
4.33		Irrevocable Guarantee Agreement dated December 31, 2005 between Response Biomedical Corp. and Hans E. Moppert
4.34	(1)	Consulting Agreement dated October 22, 2004 between Response Biomedical Corp. and Dr. Michael Groves
4.35		Consulting Agreement dated May 15, 2006 between Response Biomedical Corp. and Dr. Michael Groves
4.36	(1)	Management Agreement dated November 1, 2004 between Response Biomedical Corp. and Robert Pilz
4.37		Consulting Agreement dated June 21, 2005 between Response Biomedical Corp. and Ross MacLachlan
4.38		Consulting Agreement dated June 21, 2005 between Response Biomedical Corp. and David Turner
4.39		Form of Indemnification Agreement between Response Biomedical Corp. and applicable officers
4.40		Sublease Agreement dated August 19, 2005 between Response Biomedical Corp. and INEX Pharmaceuticals Corporation
8.1		List of our subsidiaries (included in Item 4 – C)
12.1		Section 302 Certification of CEO
12.2		Section 302 Certification of CFO
13.1		Section 906 Certification of CEO
13.2		Section 906 Certification of CFO
15.1		Audit Committee Charter

(1)	Previously filed as an exhibit to, and incorporated herein by reference from, our Annual Report of Form 20-F For the year ended December 31, 2004, as filed on May 2, 2005.
(2)	Previously filed as an exhibit to, and incorporated herein by reference from, our Report on Form 6-K filed on June 23, 2005.
(3)	Previously filed as an exhibit to, and incorporated herein by reference from, our Report on Form 6-K filed on April 4, 2006

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RESPONSE BIOMEDICAL CORP.

"William J. Radvak"
William J. Radvak
President and Chief Executive Officer

Date: June 30, 2006

Exhibit List

Exhibit		Name of Exhibit
Number
1.1	(1)	Notice of Articles of the Company
1.2	(2)	Articles of the Company
2.1	(1)	Escrow Agreement dated July 29, 2004
4.21	(1)	1996 Stock Option Plan, as amended June 21, 2004
4.22	(2)	2005 Stock Option Plan
4.23	(1)	Form of Share Purchase Warrant effective December 30, 2004
4.24		Form of Convertible Debenture issued October 21, 2005
4.25		Form of Share Purchase Warrant issued October 21, 2005
4.26		Engagement Letter dated March 15, 2006 between Response Biomedical Corp. and Delafield Hambrecht, Inc.
4.27	(3)	Securities Purchase Agreement dated March 30, 2006 between Response Biomedical Corp. and the purchasers named therein, together with the disclosure schedules hereto and the U.S. and non-U.S. forms of share purchase warrants (Delafield financing)
4.28		Agency Agreement dated March 30, 2006 between Response Biomedical Corp. and Haywood Securities Inc.
4.29		Form of share purchase warrant issued March 30, 2006 (Haywood financing)
4.30		Form of share purchase warrant issued March 30, 2006 (non-brokered financing – non-U.S.)
4.31		Form of share purchase warrant issued March 30, 2006 (non-brokered financing – U.S.)
4.32		Demand Operating Facility Agreement dated December 31, 2005 between Response Biomedical Corp. and Toronto Dominion Bank
4.33		Irrevocable Guarantee Agreement dated December 31, 2005 between Response Biomedical Corp. and Hans E. Moppert
4.34	(1)	Consulting Agreement dated October 22, 2004 between Response Biomedical Corp. and Dr. Michael Groves
4.35		Consulting Agreement dated May 15, 2006 between Response Biomedical Corp. and Dr. Michael Groves
4.36	(1)	Management Agreement dated November 1, 2004 between Response Biomedical Corp. and Robert Pilz
4.37		Consulting Agreement dated June 21, 2005 between Response Biomedical Corp. and Ross MacLachlan
4.38		Consulting Agreement dated June 21, 2005 between Response Biomedical Corp. and David Turner
4.39		Form of Indemnification Agreement between Response Biomedical Corp. and applicable officers
4.40		Sublease Agreement dated August 19, 2005 between Response Biomedical Corp. and INEX Pharmaceuticals Corporation
8.1		List of our subsidiaries (included in Item 4 – C)
12.1		Section 302 Certification of CEO
12.2		Section 302 Certification of CFO
13.1		Section 906 Certification of CEO
13.2		Section 906 Certification of CFO
15.1		Audit Committee Charter

(1)	Previously filed as an exhibit to, and incorporated herein by reference from, our Annual Report of Form 20-F For the year ended December 31, 2004, as filed on May 2, 2005.
(2)	Previously filed as an exhibit to, and incorporated herein by reference from, our Report on Form 6-K filed on June 23, 2005.
(3)	Previously filed as an exhibit to, and incorporated herein by reference from, our Report on Form 6-K filed on April 4, 2006.