Form 40-F
period 2006-12-31
RESPONSE BIOMEDICAL CORP
filed 2007-06-29
CIK 806888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

Commission File Number 000-50571

RESPONSE BIOMEDICAL CORP.
(Exact name of registrant as specified in its charter)

British Columbia	8734	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

Suite 100, 8900 Glenlyon Parkway
Burnaby, British Columbia, V5J 5J8
(604) 456-6010
(Address and telephone number of registrant’s principal executive offices)

DL Services Inc.
U.S. Bank Centre, 1420 5th Avenue, Suite 3400
Seattle, WA 98101-4010
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[X]   Annual Information Form                               [X]  Audited Annual Financial Statements

At December 31, 2006, the Registrant had outstanding 113,464,862 common shares without par value.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with
such Rule.[   ]  Yes   [X]  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such
reports) and (2) has been subject to such filing requirements for the past 90 days. [X]  Yes  [   ]  No

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form of Response Biomedical Corp. (the “Registrant” or the “Company”) for the fiscal year ended December 31, 2006 is incorporated herein by reference.

The audited consolidated financial statements of the Company for the years ended December 31, 2006 and 2005, including the report of the auditors with respect thereto, are incorporated herein by reference. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 16 to the Company’s audited consolidated financial statements.

The management’s discussion and analysis of financial condition and results of operation of the Company (“MD&A”) for the year ended December 31, 2006 is incorporated herein by reference.

EXPLANATORY NOTE

The Company is a Canadian issuer eligible to file its annual report on Form 40-F pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Accordingly, the Company’s equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. Accordingly, the financial statements of the Company included in this report may not be comparable to financial statements of United States companies. Significant differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles are described in Note 16 to the audited consolidated financial statements of the Company incorporated by reference into this report.

FORWARD LOOKING STATEMENTS

This report, including the documents incorporated by reference in this report, contains certain forward-looking statements, including statements about:

  the development of new services and products and the expansion of the market for the Company’s current services and products;

  implementing aspects of the Company’s business plan and strategies, such as the scale-up of the Company’s manufacturing processes;

  financing goals and plans;

  the Company’s existing working capital and cash flows and whether and how long these funds will be sufficient to fund the Company’s operations; and

  the Company’s raising of additional capital through future equity and debt financings.

The forward-looking statements in this report, including the documents incorporated by reference in this report, reflect management’s current views and expectations with respect to the Company’s business, strategies, services and products, future results and events, and financial performance. In general, all statements other than statements of historical fact, including future results of operations or financial position, made in this report, including the documents incorporated by reference in this report, should be considered forward looking. The Company’s forward-looking statements are primarily located in the sections “Risk Factors” and “General Development and Description

of the Business” in the Company’s Annual Information Form. In addition, the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “desire,” “goal,” “may,” “will,” variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements and their absence does not mean that the statement is not forward-looking. Although management does not make forward-looking statements unless it believes it has a reasonable basis for doing so, management cannot guarantee the accuracy of such statements, and actual results may differ materially from those anticipated due to a number of uncertainties, many of which are unforeseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this report. The Company’s actual results could differ materially from those anticipated in or implied by these forward-looking statements for many reasons, including, among others, the risks the Company faces, as described in the section entitled “Risk Factors” and elsewhere in the Annual Information Form.

Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this report. The Company makes cautionary statements in the “Risk Factors” section and in other sections of the Annual Information Form. You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in the Annual Information Form.

The Company is not obligated nor does it undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in the Annual Information Form and other statements made from time to time by the Company or its representatives might not occur.

DISCLOSURE CONTROLS AND PROCEDURES

The information provided under the heading “Disclosure and Financial Reporting Controls” (page 12) contained in the Company’s MD&A is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. The President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer have concluded that in the fourth quarter of 2006, the Company made significant changes to its controls in the course of implementing a new enterprise resource planning system. The Company’s 2006 audited consolidated financial statements and annual report were prepared using the legacy accounting system as a check on the new system. Management has identified certain areas where it can enhance controls and intends to incorporate such enhancements over the next 12 months. Management employs compensating controls, primarily at the entity level, to mitigate the risk of a material misstatement in financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of the Company’s Board of Directors currently consists of three members, each of whom is independent and financially literate. The Company’s Board of Directors has determined that Mr. Richard K. Bear qualifies as an “audit committee financial expert” as defined by the Commission.

INDEPENDENT ACCOUNTANTS’ FEES

The aggregate fees billed by our external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees (1)	Tax Fees (2)	All Other Fees (3)
2006 2005	$88,085 $55,750	$10,436 $12,230	$8,880 $10,823	$Nil $Nil

(1)	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees".
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees for services other than disclosed in any other column.

All audit and non-audit services performed by the Company’s auditors for the 12 month period ended December 31, 2006 were pre-approved by the Audit Committee. It is the Company’s policy that all audit and non-audit services performed by the Company’s auditors will continue to be pre-approved by the Audit Committee.

CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to all employees, including the executive officers, to clearly address the guidance provided by the Commission in this area. A copy of the Code of Ethics may be obtained free of charge, upon request, from the Corporate Secretary at Suite 100, 8900 Glenlyon Parkway, Burnaby, B.C., Canada V5J 5J8.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements requiring disclosure.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at December 31, 2006, the Company had the following material commitments and contractual obligations.

Commitments and Obligations	Total	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years
	$	$	$	$	$
License Fees	945,922	884,922	33,000	22,000	6,000
Facility Sublease	710,000	710,000	-	-	-
Equipment	327,273	327,273	-	-	-
Design and Engineering Services	516,902	516,902	-	-	-

Total	2,500,097	2,439,097	33,000	22,000	6,000

UNDERTAKINGS

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Company.

SIGNATURES

            Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESPONSE BIOMEDICAL CORP.

/s/ William J. Radvak
William J. Radvak
President and Chief Executive Officer

Date: June 29, 2007

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

1.	Annual Information Form

2.	Audited Consolidated Financial Statements for the years ended December 31, 2006 and 2005, including the report of the auditors with respect thereto

3.	Management’s Discussion and Analysis for the year ended December 31, 2006

4.	Certification of Chief Executive Officer as required by Rule 13a-14(a) under the Exchange Act

5.	Certification of Chief Financial Officer as required by Rule 13a-14(a) under the Exchange Act

6.	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7.	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

8.	Consent of Ernst & Young LLP