Form 40-F
period 2007-12-31
RESPONSE BIOMEDICAL CORP
filed 2008-04-01
CIK 806888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________

FORM 40-F

[           ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[ x ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007	Commission File Number 000-50571

______________________________

Response Biomedical Corp.
(Exact name of registrant as specified in its charter)

British Columbia	8734	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R. S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

1781 - 75th Avenue W.
Vancouver, British Columbia, Canada V6P 6P2
(604) 456-6010
(Address and telephone number of registrant’s principal executive offices)

______________________________

DL Services Inc.
U.S. Bank Centre, 1420 5th Avenue, Suite 3400
Seattle, WA 98101-4010
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

______________________________

Securities to be registered pursuant to Section 12(b) of the Act:   None

Securities registered pursuant to Section 12(g) of the Act: Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

For annual reports, indicate by check mark the information filed with this form:

     [ X ] Annual Information Form Audited     [ X ] Annual Financial Statements

At December 31, 2007, the Registrant had outstanding 129,977,631 common shares without par value.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule. [    ] Yes [ X ]  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  [ X ]  Yes  [    ]  No

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form of Response Biomedical Corp. (the “Registrant” or the “Company”) for the fiscal year ended December 31, 2007 is incorporated herein by reference.

The audited consolidated financial statements of the Company for the years ended December 31, 2007 and 2006, including the report of the auditors with respect thereto, are incorporated herein by reference. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 19 to the Company’s audited consolidated financial statements.

The management’s discussion and analysis of financial condition and results of operation of the Company (“MD&A”) for the year ended December 31, 2007 is incorporated herein by reference.

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

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. Accordingly, the financial statements of the Company included in this report may not be comparable to financial statements of United States companies. Significant differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles are described in Note 19 to the audited consolidated financial statements of the Company incorporated by reference into this report.

FORWARD LOOKING STATEMENTS

This report, including the documents incorporated by reference in this report, contains certain forward-looking statements, including statements about:

  the development of new services and products and the expansion of the market for the Company’s current services and products;
  implementing aspects of the Company’s business plan and strategies, such as the scale -up of the Company’s manufacturing processes;
  financing goals and plans;
  the Company’s existing working capital and cash flows and whether and how long these funds will be sufficient to fund the Company’s operations; and
  the Company’s raising of additional capital through future equity and debt financings.

The forward-looking statements in this report, including the documents incorporated by reference in this report, reflect management’s current views and expectations with respect to the Company’s business, strategies, services and products, future results and events, and financial performance. In general, all statements other than statements of historical fact, including future results of operations or financial position, made in this report, including the documents incorporated by reference in this report, should be considered forward looking. The Company’s forward-looking statements are primarily located in the sections “Risk Factors” and “General Development and Description of the Business” in the Company’s Annual Information Form and in the Company’s MD&A. In addition, the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “desire,” “goal,” “may,” “will,” variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements and their absence does not mean that the statement is not forward-looking. Although management does not make forward-looking statements unless it believes it has a reasonable basis for doing so, management cannot guarantee the accuracy of such statements, and actual results may differ materially from those anticipated due to a number of uncertainties, many of which are unforeseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this report. The Company’s actual results could differ materially from those anticipated in or implied by these forward-looking statements for many reasons, including, among others, the risks the Company faces, as described in the section entitled “Risk Factors” and elsewhere in the Annual Information Form.

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

DISCLOSURE CONTROLS AND PROCEDURES

The information provided under the heading “Disclosure and Financial Reporting Controls” contained in the Company’s MD&A is incorporated by reference herein.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading “Disclosure and Financial Reporting Controls” contained in the Company’s MD&A is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The report immediately preceding the Company’s audited consolidated financial statements the years ended December 31, 2007 and 2006 is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading “Disclosure and Financial Reporting Controls” contained in the Company’s MD&A is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

The information provided under the heading “Directors and Officers – Audit Committee Information” contained in the Company’s Annual Information Form is incorporated by reference herein.

INDEPENDENT ACCOUNTANTS’ FEES

The information provided under the heading “Directors and Officers – Audit Committee Information” contained in the Company’s Annual Information Form is incorporated by reference herein.

CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to all employees, including the executive officers, to clearly address the guidance provided by the Commission in this area. A copy of the Code of Ethics may be obtained free of charge, upon request, from the Corporate Secretary at 1781 - 75th Avenue W. Vancouver, British Columbia, Canada V6P 6P2.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off-Balance Sheet Arrangements” contained in the Company’s Annual Information Form is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Commitments and Contractual Obligations” contained in the Company’s MD&A is incorporated by reference herein.

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

RESPONSE BIOMEDICAL CORP.

/s/	S. Wayne Kay
S. Wayne Kay
Chief Executive Officer

Date: March 31, 2008

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

1.	Annual Information Form

2.	Audited Consolidated Financial Statements for the years ended December 31, 2007 and 2006, including the report of the auditors with respect thereto

3.	Management’s Discussion and Analysis for the year ended December 31, 2007

4.	Certification of Chief Executive Officer as required by Rule 13a-14(a) under the Exchange Act

5.	Certification of Chief Financial Officer as required by Rule 13a-14(a) under the Exchange Act

6.	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7.	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

8.	Consent of Ernst & Young LLP