Form 20-F
period 2008-12-31
RESPONSE BIOMEDICAL CORP
filed 2009-03-31
CIK 806888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2008

Commission file number 000-50571

RESPONSE BIOMEDICAL CORP.
(Exact Name of Registrant as Specified in its Charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of Incorporation or Organization)

1781-75thAVENUE W., VANCOUVER, B.C. CANADA, V6P 6P2
(Address of Principal Executive Offices)

Livleen Kaler, 604-456-6046, lkaler@responsebio.com, 1781-75th AVENUE W., VANCOUVER,
B.C. CANADA, V6P 6P2
(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE.

Securities registered or to be registered pursuant to Section 12(g) of the Act: COMMON SHARES WITHOUT PAR VALUE.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE.

As at 31 December 2008, the close of the period covered by the annual report, the number of common shares of the issuer outstanding was 170,338,675.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
[ ] Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[X] Yes [ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer [ ]            Accelerated Filer [ ]           Non-Accelerated Filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
[ ] U.S. GAAP [ ] International Financial Reporting Standards [X] Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected has elected to follow [X] Item 17 [ ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ ] Yes [X] No

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This annual report contains certain forward-looking statements, including statements about

  The development of new services and products and the expansion of the market for our current services and products;
  Implementing aspects of our business plan and strategies;
  Financing goals and plans;
  Our existing working capital and cash flows and whether and how long these funds will be sufficient to fund our operations; and
  Our raising of additional capital through future equity and debt financings.

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

Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this annual report. We make cautionary statements in the “Risk Factors” section of this annual report beginning on page 5, and in other parts herein. You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this annual report.

We are not obligated nor do we undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report and other statements made from time to time by our representatives or us might not occur.

TERMS OF REFERENCE AND EXCHANGE RATES

As used in this Form 20-F, unless the context otherwise indicates, the terms “we”, “us”, “our”, “Response” or the “Company” mean Response Biomedical Corp. and its wholly-owned subsidiaries, Response Biomedical Inc. and Response Development Inc.

The information set forth in this annual report is as of 31 December 2008 unless another date is indicated. All references to dollars ($) in this document are expressed in Canadian funds, unless otherwise indicated. On 31 December 2008, the exchange rate for conversion of U.S. dollars into Canadian dollars was U.S.$1.00 = Cdn.$1.224. The exchange rate as at 28 February 2009 was $1.271. The exchange rate represents the noon buying rate of the Bank of Canada.

The following table sets forth the high and low rates of exchange of U.S. dollars into Canadian dollars for each month during the previous six months and the average of such exchange rates during the five most recent fiscal years ended 31 December 2008. The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year or a period.

	Exchange Rate Canadian Dollar/U.S. Dollar
	High	Low
Month ended 31 December 2008	$1.237	$1.211
Month ended 30 November 2008	$1.247	$1.232
Month ended 31 October 2008	$1.233	$1.194
Month ended 30 September 2008	$1.066	$1.044
Month ended 31 August 2008	$1.064	$1.051
Month ended 31 July 2008	$1.027	1.022
	Average
Fiscal year ended 31 December 2008	$1.066
Fiscal year ended 31 December 2007	$1.075
Fiscal year ended 31 December 2006	$1.134
Fiscal year ended 31 December 2005	$1.212
Fiscal year ended 31 December 2004	$1.302

GLOSSARY

This glossary contains general terms used in the discussion of the in vitro diagnostics industry, as well as specific technical terms used in the descriptions of our technology and business.

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

Antibody - a protein produced by blood plasma cells that binds specifically to foreign substances as part of the immune response. Antibodies are synthesized in direct response to an antigen, which is the substance that triggers the immune system.

Antigen - a substance, usually a protein, that induces the production of antibodies by the immune system.

Assay - a test for a particular chemical and/or biological agent to determine its presence, effect or concentration.

Botulinum Toxin - the single most poisonous substance known to humans poses a major biowarfare threat because of its extreme potency and lethality, its ease of production, transport and misuse, and the potential need for prolonged intensive care of affected persons.

BNP (B-type natriuretic peptide) – a fragment of proBNP, a neurohormone that is released by the heart into the bloodstream during heart failure in response to increased blood pressure and volume overload. ProBNP is split into two fragments: BNP and NT-proBNP that are released into the bloodstream. Both the BNP and NT-proBNP molecules are a sensitive and specific indicator of congestive heart failure.

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

Diagnostic - a test or procedure that can be either qualitative or quantitative and is designed to reveal the occurrence or amount of specific substances, thus indicating the presence or severity of a disease or other pathological condition.

DNA (Deoxyribonucleic acid) - the chemical basis for heredity and the carrier of genetic information for all forms of life.

ELISA (Enzyme-linked immunosorbent assay) - a sensitive assay technique involving the use of antibodies coupled with indicators (e.g., enzymes with substrates, the products of which can be detected) to detect the presence of specific antigens, such as proteins, viruses, or bacteria.

FDA (Food and Drug Administration) - the government agency that regulates the manufacture, safety, use and efficacy of biological and pharmaceutical therapeutics, diagnostics and other medical products in the United States.

Immune response - the events that occur when a protein is introduced into the body by an infectious microorganism, transplanted tissue, vaccines or the host's own tissue (i.e., auto-immune diseases). The immune response is characterized by the production of antibodies from activated B-cells and the activation of T-cells.

Immunoassay or Immunodiagnostic - an assay method for diagnostic tests that uses antibodies to detect and quantify proteins, bacteria or other biological molecules.

Influenza - An acute contagious viral infection characterized by inflammation of the respiratory tract and by fever, chills, muscular pain, and prostration. The three types of influenza viruses, types A, B, and C, are classified in the virus family Orthomyxoviridae, and they are similar, but not identical, in structure and morphology. Types A and B are more similar in physical and biologic characteristics to each other than they are to type C. Type A is the most common and usually causes the most serious epidemics. Type B outbreaks also can cause epidemics, but the disease it produces is generally milder than that caused by type A. Type C viruses have never been connected with a large epidemic.

In vitro - an event that occurs outside a living organism, such as cell culture studies conducted in petri dishes or a diagnostic test that uses a blood or tissue sample.

Lateral Flow Immunoassay – an Immunoassay in which a liquid sample containing the target Analyte migrates traversely along a membrane by capillary or wicking action.

NT-proBNP – a fragment of proBNP, a neurohormone that is released by the heart into the bloodstream during heart failure in response to increased blood pressure and volume overload. proBNP is split into two fragments: BNP and NT-proBNP that are released into the bloodstream. Both the BNP and NT-proBNP molecules are a sensitive and specific indicator of congestive heart failure.

Orthopox - a genus (group) of virus that includes smallpox (variola), cowpox, monkey pox and others. These viruses cause infectious diseases that are harmful to man.

PCR (polymerase chain reaction) - a technique for enzymatically replicating DNA that allows a small amount of DNA to be amplified exponentially. PCR is commonly used in medical and biological research labs for a variety of tasks, such as the detection of hereditary diseases, the identification of genetic fingerprints, the diagnosis of infectious diseases, the cloning of genes, paternity testing, and DNA computing.

Platform Technology - a technology that has broad applicability in terms of its potential uses.

Point-of-Care (POC) – simple, non-laboratory-based diagnostic tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges or dipsticks.

Protein - a molecule made up of one or more chains of amino acids that serve regulatory (hormones), protective (antibodies), structural (muscle) or catalytic (enzyme) functions.

Reagents – a generic term used to describe the various chemicals that form part of, and are used to conduct, a diagnostic test.

Ricin - a potent protein toxin derived from the beans of the castor plant. There is currently no vaccine or prophylactic antitoxin available for human use. Ricin is thought to be a potential Biowarfare agent.

Scientific Advisory Board – a board of independent experts retained by the Company to advise on scientific and technical issues relating to the Company’s areas of interest.

Sensitivity - the lowest level of antigen, which can be measured by an assay. The ability to detect the presence of disease in a population that has the disease.

Specificity - the ability of an assay to measure or detect the antigen and not closely related materials. The ability to correctly identify individuals that do not have the disease in a population that does not have the disease.

Staphylococcus aureus (Staph A) is a bacteria which lives harmlessly on human skin but when it enters the human body usually through a break in the skin, it can cause infection anywhere in the body.

TPD (Therapeutics Products Directorate) - part of the Health Products and Food Branch of Health Canada, the government agency which regulates the manufacture, safety, efficacy and sale of human diagnostic and therapeutic products in Canada.

Tularemia - an acute, plague-like highly infectious disease in humans caused by the pathogenic bacteria Francisella tularensis.

RESPONSE BIOMEDICAL CORP.

FORM 20-F

FOR THE FISCAL YEAR ENDED 31 DECEMBER 2008

PART 1

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table sets forth the selected consolidated financial data for our five most recent fiscal years ended 31 December 2008. This data has been derived from our audited consolidated financial statements. Our audited consolidated financial statements included with this annual report have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which conform to United States generally accepted accounting principles (“U.S. GAAP”) except as disclosed in Note 17 thereto. The following financial data should be read in conjunction with our consolidated financial statements and notes thereto and “Item 5 – Operating and Financial Review and Prospects”.

The following financial data is expressed in Canadian dollars. The exchange rate for conversion from U.S. to Canadian dollars is detailed below in this Item 3, under the heading “Currency Exchange Rates”.

	Years Ended December 31
Statement of Loss Data	2008	2007	2006	2005	2004
REVENUE
Product Sales	$4,899,841	$3,557,244	$3,786,337	$3,088,638	$2,127,196
Contract Service & Research Revenue	$976,496	$526,872	$633,721	$401,042	$549,685
Loss from Operations, CDN GAAP	($13,004,407)	($13,772,084)	($9,427,897)	($8,255,273)	($4,758,887)
LOSS, CDN GAAP	($13,663,656)	($13,901,041)	($9,328,167)	($8,424,983)	($4,938,975)
Basic and Diluted Loss from operations per common share, CDN GAAP	($0.09)	($0. 11)	($0.10)	($0. 12)	($0. 08)
Basic and Diluted Loss per common share, CDN GAAP	($0.10)	($0. 12)	($0.10)	($0. 12)	($0. 08)
Weighted average number of common shares outstanding, CDN GAAP	140,675,971	120,509,268	91,060,203	67,631,104	58,713,725

Adjustment with respect to re-pricing of certain stock options	-	-	-	-	-
Loss from Operations, U.S. GAAP	($13,107,532)	($14,023,709)	($9,405,908)	($8,207,234)	($4,758,887)
LOSS, U. S. GAAP	($13,766,781)	($14,152,666)	($9,306,622)	($8,377,240)	($4,938,975)
Basic and Diluted Loss from operations per common share, U. S. GAAP	($0.9)	($0. 12)	($0.10)	($0. 12)	($0. 08)
Basic & Diluted Loss per common share, U.S. GAAP	($0.10)	($0. 12)	($0.10)	($0. 12)	($0. 08)
Weighted average number of common shares outstanding, U. S. GAAP	140,675,971	120,509,268	91,060,203	67,631,104	58,713,725
	As at December 31
BALANCE SHEET DATA	2008	2007	2006	2005	2004
Total Assets:
CDN & U.S. GAAP	$19,394,907	$17,938,351	$12,966,931	$2,253,939	$4,544,784
Net Assets:
CDN & U.S. GAAP	$6,760,128	$11,073,221	$10,755,176	($3,178,792)	($3,430,816)

Share Capital:
CDN & U.S. GAAP	$80,107,580	$71,393,556	$56,868,133	$35,743,700	$35,606,778
Number of shares outstanding as at year end, CDN & U.S. GAAP	170,338,675	129,977,631	113,464,862	67,700,472	67,435,472

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following discussion contains forward-looking statements regarding our Company, business, prospects and results of operations that involve risks and uncertainties. Our actual results could differ materially from the results that may be anticipated by such forward-looking statements and discussed elsewhere in this Form 20-F. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this Form 20-F. If any of the following risks occur, our business, financial condition or operating results could be harmed. In that case, the trading price of our common stock could decline.

Risks Related to Our Company

We need to raise additional capital to fund operations. If we are unsuccessful in attracting capital to our Company, we will not be able to continue operations or will be forced to sell assets to do so. Alternatively, capital may not be available to our Company on favorable terms, or at all. If available, financing terms may lead to significant dilution to the shareholders’ equity in our Company.

We are not profitable and have negative cash flow. Based on our current cash resources, expected cash burn, and anticipated revenues, we expect that we can maintain operations until May 2009. We need to raise additional capital to fund our operations. We have relied primarily on debt and equity funding to fund our operations and commercialize our products. Additional capital may not be available, at such times or in amounts, as needed by us. Even if capital is available, it might be on adverse terms. There can be no assurance that unforeseen developments or circumstances will not alter our requirements for capital. Any additional equity financing will be dilutive to our shareholders. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail one or more product development programs, attempt to obtain funds through collaborative partners or others that may require us to relinquish rights to certain technologies or product candidates, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

Our inability to generate sufficient cash flows may result in our Company not being able to continue as a going concern.

We have incurred significant losses to date. As at 31 December 2008, we had an accumulated deficit of $81,156,779 and had not generated positive cash flow from operations. Accordingly, there is significant uncertainty about our ability to continue as a going concern. Management has been able, thus far, to finance the operations through a series of debt and equity financings. During the year ended 31 December 2008, we received cash from the exercise of outstanding stock options in the amount of $37,321, from the exercise of outstanding share purchase warrants in the amount of $3,896,848 and from the issuance of shares through a private placement for net proceeds of $4,679,248. Management will continue, as appropriate, to seek other sources of financing on favorable terms; however, there are no assurances that any such financing can be obtained on favorable terms, if at all. In view of these conditions, our ability to continue as a going concern is dependant upon our ability to obtain such financing and, ultimately, on achieving profitable operations. The outcome of these matters cannot be predicted at this time. The consolidated financial statements for the year ended 31 December 2008 do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should we be unable to continue in business.

We have a limited operating history and have incurred substantial operating losses. We expect these losses to continue in the future. If we are unable to generate sufficient revenue, positive cash flow or earnings, or raise sufficient capital to maintain operations, we may not be able to continue operating our business and be forced to sell our Company or liquidate our assets.

We have only recently evolved from a pure development company to a commercial enterprise and to date have realized minimal operating revenues from product sales. As of 31 December 2008, we have incurred cumulative losses since inception of $81,156,779. For the fiscal years ending 31 December 2008, 2007, 2006, 2005, and 2004, we incurred losses of $13,663,656, $13,901,041, $9,328,167, $8,424,983, and $4,938,975, respectively. We are currently not profitable and expect operating losses to continue. Generating revenues and profits will depend significantly on our ability to successfully develop, commercialize, manufacture and market our products. The time necessary to achieve market success for any individual product is uncertain. No assurance can be given that product development efforts will be successful, that required regulatory approvals can be obtained on a timely basis, if at all, or that approved products can be successfully manufactured or marketed. Consequently, we cannot assure that we will ever generate significant revenue or achieve or sustain profitability. As well, there can be no assurance that the costs and time required to complete commercialization will not exceed current estimates. We may also encounter difficulties or problems relating to research, development, manufacturing, distribution and marketing of our products. In the event that we are unable to generate adequate revenues, cash flow or earnings, to support our operations, or we are unable to raise sufficient capital to do so, we may be forced to cease operations and either sell our business or liquidate our assets.

Current and future conditions in the global economy may have a material adverse effect on our business prospects, financial condition and results of operations.

During the second half of fiscal year 2008, the global financial crisis, particularly affecting the credit markets as well as equity markets, accelerated and the global recession deepened. Economic forecasts indicate that the global economy will be exceptionally weak in 2009. Though we cannot predict the extent, timing or ramifications of the global financial crisis and the global recession, we believe that the current downturn in the world’s major economies and the constraints in the credit markets have heightened or could heighten a number of material risks to our business, results of operations, cash flows and financial condition, as well as our future prospects, including the following:

  Credit availability and access to equity markets—Continued issues involving liquidity and capital adequacy affecting lenders could affect our ability to fully obtain credit facilities or additional debt and could affect the ability of any lenders to meet their funding requirements when we need to borrow. Further, the high level of volatility in the equity markets and the recent decline in our stock price may make it difficult for us to access the equity markets for additional capital at attractive prices, if at all. If we are unable to obtain credit, if needed, or access the capital markets, our business could be negatively impacted.

  Credit availability to our customers—We believe that many of our customers are reliant on liquidity from global credit markets and, in some cases, require external financing to fund their operations. As a consequence, if our customers lack liquidity, it would likely negatively impact their ability to pay amounts due to us.

  Commitments from our customers—There is a greater risk that customers may be slower to make purchase commitments during the current economic downturn, which may negatively impact the sales of our new and existing products.

  Supplier difficulties—If one or more of our suppliers experiences difficulties that result in a reduction or interruption in supplies or services to us, or they fail to meet any of our manufacturing requirements, our business could be adversely impacted until we are able to secure alternative sources, if any.

Many of these and other factors affecting the diagnostic technology industry are inherently unpredictable and beyond our control.

We may not be able to effectively and efficiently manage the planned growth of our operations and, as a result, we may find ourselves unable to effectively compete in the marketplace with our products resulting in lost revenue, poor operational performance and sustained losses.

We anticipate growth in the number of employees, the scope of the operating and financial systems and the geographic area of operations as new products are developed and commercialized. This growth will result in increases in responsibilities for both existing and new management personnel. Managing growth effectively will require us to continue to implement and improve operational, financial and management information systems, and to successfully attract, hire on favorable terms, develop, motivate and manage employees. This growth may require additional locations and new capital equipment. If we are unable to successfully manage our expansion, we may experience an inability to take advantage of new sales opportunities, poor employee morale, inability to attract new employees and management, inability to generate adequate financial and other relevant reports, poor quality control and customer service, and difficulty managing our operating expenses and working capital. As a consequence, we may find ourselves unable to compete effectively in the market place with our products leading to loss of revenue and poor operational performance, including sustained losses.

Manufacturing risks and inefficiencies may adversely affect our ability to produce products and could reduce our gross margins and increase our research and development expenses.

We are subject to manufacturing risks, including our limited manufacturing experience with newer products and processes which may hinder our ability to scale-up manufacturing. Additionally, unanticipated acceleration or deceleration of customer demand may lead to manufacturing inefficiencies. We must manufacture our products in compliance with regulatory requirements, in sufficient quantities and on a timely basis, while maintaining acceptable product quality and manufacturing costs. Significant additional resources, implementation of additional automated and semi-automated manufacturing equipment and changes in our manufacturing processes and organization have been, and are expected to continue to be, required for scale-up to meet increasing customer demand once commercialization begins, and this work may not be successfully or efficiently completed.

In addition, although we expect some of our newer products and products under development to share production attributes with our existing products, production of these products may require the development of new manufacturing technologies and expertise. It may not be possible for us, or any other party, to manufacture these products at a cost or in quantities to make these products commercially viable.

Manufacturing and quality problems have arisen and may arise in the future as we attempt to scale-up our manufacturing capacity and implement automated and semi-automated manufacturing methods. We rely on third parties for the manufacture of much of our automated and semi-automated manufacturing equipment. Consequently, scale-up and implementation of automated and semi-automated manufacturing methods may not be achieved in a timely manner or at a commercially reasonable cost, or at all. In addition, we continue to make significant investments to improve our manufacturing processes and to design, develop and purchase manufacturing equipment that may not yield the improvements that we expect. Unanticipated acceleration and deceleration of customer demand for our products has resulted, and may continue to result, in inefficiencies or constraints related to our manufacturing, which has harmed and may in the future harm our gross margins and overall financial results. Such inefficiencies or constraints may also result in delays, lost potential product sales or loss of current or potential customers due to their dissatisfaction.

Facilities expansion plans may negatively impact our operating results.

In May 2007, we entered into an agreement to lease a multi-use, 46,000 square foot facility in Vancouver, British Columbia, Canada. For additional information regarding the new facility, see “Property, Plants and Equipment”.

Should there be a downturn in our business or the markets in which we compete, we may not have a need to expand our facility as we have planned. As a result, we may then seek an alternative use for all or a portion of the property, seek to sub-lease some or all of our property and we may not exercise the option to extend the lease, any of which may have a negative impact on our operating results. We may experience unanticipated decreases in productivity and other losses due to inefficiencies relating to any such transition, or delays in obtaining any required approvals or clearances from regulatory agencies related to the validation of any new manufacturing facilities. For instance, the scale-up of manufacturing at our planned facility could result in lower than expected manufacturing output and higher than expected product costs.

We rely significantly on third party manufacturers for some of our products and rely on third party manufacturers of certain equipment necessary for us to scale-up our internal capacity to manufacture products. If these third party manufacturers experience difficulties, our ability to serve various markets with our products may be significantly restricted.

All of our test kits (“Kits”) are currently produced in-house and our portable fluorescence readers (“Readers”) are manufactured and supplied to us under contract. We have qualified a local contract manufacturer for the Reader, see “Operations and Manufacturing”. To meet the projected demand for our products, we will require additional equipment to scale up our manufacturing processes. Some of this equipment will require customization that may increase the lead-time from the supplier. If demand for our products significantly exceeds forecast, or if the third party manufacturers of Readers or manufacturing equipment are unable to deliver to us on schedule, we may not be able to meet customer requirements.

We may not be able to accurately predict future sales through our distributors, which could harm our ability to efficiently manage our internal resources to match market demand.

A significant portion of our product sales is made through distributors, including strategic alliance partners, both domestically and internationally. As a result, our financial results, quarterly product sales, trends and comparisons are affected by seasonal factors and fluctuations in the buying patterns of end-user customers, our distributors, and by the changes in inventory levels of our products held by these distributors. For example, higher utilization rates of our BNP and NT-proBNP tests may be due to a higher number of ED visits by patients exhibiting shortness of breath, a symptom of heart failure and of influenza. However, higher utilization may also result from greater awareness, education and acceptance of the uses of our tests, as well as from additional users within the hospitals.

We are not always able to verify the inventory levels of our distributors. While we attempt to assist our distributors in maintaining targeted stocking levels of our products, we may not be successful. Attempting to assist our distributors in maintaining targeted stocking levels of our products involves the exercise of judgment and use of assumptions about future uncertainties including end-user customer demand and, as a result, actual results could differ from our estimates. Inventory levels of our products held by distributors may exceed or fall below the levels we consider desirable on a going-forward basis, which may harm our future financial results. This may result from unexpected buying patterns of our distributors or from our inability to efficiently manage or invest in internal resources, such as manufacturing capacity, to meet the actual demand for our products. In addition, if we begin direct distribution in any territory following the expiration or termination of a distribution agreement for that territory, it is likely that our product sales in that territory will decrease as our prior distributor sells its remaining inventory of our products.

Sole-source suppliers provide some of our raw materials. In the event a sole-sourced material became unavailable, there may be a delay in obtaining an alternate source, and the alternate source may require significant development to meet product specifications. It is also possible that we may not be able to locate an acceptable alternate source at all. Consequently, we may face difficulty in manufacturing, or be entirely unable to manufacture, some of our products.

Single-source suppliers provide some key components, in particular antibodies, used in the manufacture of our products. Except for one of the antibodies we use in our West Nile Virus Test and one of the antibodies we use in our B-type natriuretic peptide (“BNP”) Test, we do not have supply agreements with any of our antibody suppliers. We are currently negotiating supply agreements for some of the other key reagents that we use. Although we maintain inventories of some key components, including antibodies, any loss or interruption in the supply of a sole-sourced component or raw material would have a material adverse effect on our ability to manufacture these products until a new source of supply is qualified and, as a result, may temporarily or even permanently prevent us from being able to sell our products. A new antibody used in one of our tests would likely have properties different from the previous formulation, such that considerable time and resources may be required to develop a new formulation that would meet the required performance levels, and further, there is no assurance we would be able to successfully develop a new formulation which would be commercially acceptable. In addition, an uncorrected impurity or variation in a raw material, either unknown to us or incompatible with our manufacturing processes could result in products that, if developed, may require us to enter into additional supplier arrangements for additional reagents to correct the variation or impurity. The impurity or variation may also negatively affect the performance of our products, hindering our ability to sell our products. If we are not able to enter into such additional supplier arrangements on commercially reasonable terms, or at all, there could be a material adverse effect on our ability to manufacture products.

Interruption in the supply of any sole-sourced component or raw material would likely have a material adverse effect on our profit margins, our ability to develop and manufacture products on a timely and competitive basis, and the timing of market introductions and subsequent sales of products.

Our strategy to achieve commercialization of our products through alliance partners means that we rely significantly on alliance partners to comply with their agreements with us. If we are unable to successfully negotiate or maintain acceptable agreements with alliance partners, or if our alliance partners do not comply with their agreements, our business may be severely negatively impacted.

Our strategy is to achieve commercialization of our infectious diseases products and cardiovascular products through partnering with multinational companies with global reach and resources. Our ability to establish, maintain and enforce such arrangements is uncertain given the stage to which our business has developed and our resources. We will rely heavily on our alliance partners to comply with any agreement struck and to be successful in the fulfillment of their obligations, including for example, obligations relating to clinical and regulatory matters, and relating to sales, marketing and distribution. We may have limited or no control on our alliance partners in the pursuit of their obligations. Their failure to successfully carry out their obligations or our failure to establish, maintain or enforce such arrangements could have a material negative affect on our business.

We rely significantly on third party distributors and alliance partners to market and sell our products. If we are unable to successfully negotiate or maintain acceptable agreements with potential distributors, our ability to access various markets with our products may be significantly restricted. Further, we may not be able to negotiate agreements that would permit us to sell our products at a profit.

Our marketing strategy in both the environmental and the medical diagnostics markets depends significantly on our ability to establish and maintain collaborative arrangements with third party distributors and alliance partners for marketing and distribution. We have only recently begun to sell our products in the marketplace and there can be no assurance that we will be able to negotiate or maintain acceptable collaborative arrangements enabling us to sell our products in certain markets or be able to sell our products at acceptable prices or volumes. Consequently, we may not be able to generate sufficient revenue or gross margins to be profitable.

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

We may not be able to adequately protect our technology and proprietary rights, and third parties may claim that we infringe on their proprietary rights. If we cannot protect our technology, companies with greater resources than us may be able to use our technology to make products that directly compete with ours. Additionally, third parties claiming that we infringe on their proprietary rights may be able to prevent us from marketing our products or force us to enter into license agreements to do so. Both situations may negatively impact our ability to generate revenues, cash flows and earnings.

The success of our technology and products is highly dependent on our intellectual property portfolio, for which we have sought protection through a variety of means, including patents (both issued and pending) and trade secrets, see “Intellectual Property”. There can be no assurance that any additional patents will be issued on existing or future patent applications or on patent applications licensed from third parties. Even when such patents have been issued, there can be no assurance that the claims allowed will be sufficiently broad to protect our technologies or that the patents will provide protection against competitive products or otherwise be commercially valuable. No assurance can be given that any patents issued to or licensed to us will not be challenged, invalidated, infringed, circumvented or held unenforceable. In addition, enforcement of our patents in foreign countries will depend on the laws and procedures in those foreign jurisdictions. Monitoring and identifying unauthorized use of our technologies or licensed technologies may prove difficult, and the cost of litigation may impair the ability to guard adequately against such infringement. If we are unable to successfully defend our intellectual property, third parties may be able to use our technology to commercialize products that compete with ours. Further, defending intellectual property can be a very costly and time-consuming process. The costs and delays associated with such a defense may negatively impact our financial position.

There are many patent claims in the area of lateral flow immunoassays and some patent infringement lawsuits have occurred amongst parties, other than ourselves, with respect to patents in this area. Our commercial success may depend upon our products not infringing on any intellectual property rights of others and upon no such claims of infringement being made. In the event that a third party was able to substantiate a claim against us, it could result in us not being able to sell our products in certain markets or at all. Further, as a result we may be required to enter into license agreements with said third parties on terms that would negatively impact our ability to conduct our business. Even if such claims were found to be invalid, the dispute process would likely have a materially adverse effect on our business, results of operations and prospects. To date, to the best of our knowledge, there have been no threats of litigation, legal actions or other claims made against any of our intellectual property. Although we attempted to identify patents that pose a risk of infringement, there is no assurance that we have identified all U.S. and foreign patents that present such a risk.

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

We are highly dependent upon the members of our management and scientific staff, who could leave our Company at any time. The loss of these key individuals could impede our ability to achieve our business goals. We face competition for qualified employees from numerous industry and academic sources and there can be no assurance that we will be able to retain qualified personnel on acceptable terms. We currently do not have key man insurance in place on any of our key employees.

In the event that we are unable to retain key personnel, and recruit qualified key personnel on favorable terms, we may not be able to successfully manage our business operations, including sales and marketing activities, product research and development and manufacturing. As a consequence, we may not be able to effectively develop and manufacture new products, negotiate strategic alliances or generate revenue from existing products.

We may be subject to product liability claims, which may adversely affect our operations.

We may be held liable or incur costs to settle liability claims if any of the products we sell cause injury or are found unsuitable. Although we currently maintain product liability insurance, we cannot assure you that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, if at all. A product liability claim could result in liability to us greater than our total assets or insurance coverage. Moreover, product liability claims could have an adverse impact on our business even if we have adequate insurance coverage.

Compliance with changing regulations and standards for accounting, corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC and BC Securities Commission regulations, and Toronto Stock Exchange “TSX”) rules, are creating additional complexities and expenses for companies such as ours. In particular, the Section 404 internal control evaluation requirements under the Sarbanes-Oxley Act of 2002 have added and will continue to add complexity and costs to our business and require a significant investment of our time and resources to complete each year. We take these requirements seriously and will make every effort to ensure that we receive clean attestations on our internal controls each year from our outside auditors, but there is no guarantee that our efforts to do so will be successful. To maintain high standards of corporate governance and public disclosure, we intend to invest all reasonably necessary resources to comply with all other evolving standards. These investments may result in increased general and administrative expenses and a diversion of management time and attention from strategic revenue generating and cost management activities. If we fail to maintain effective internal controls and procedures for financial reporting, or the SEC requirements applicable to these, we could be unable to provide timely and accurate financial information and therefore be subject to investigation by the SEC, and civil or criminal sanctions. Additionally, ineffective internal control over financial reporting would place us at increased risk of fraud or misuse of corporate assets and could cause our stockholders, lenders, suppliers and others to lose confidence in the accuracy or completeness of our financial reports.

Our Company is organized under the laws of British Columbia, Canada, and certain of our directors and officers and substantially all of our assets are located outside of the United States, which may make enforcement of United States judgments against us difficult.

We are organized under the laws of British Columbia, Canada, substantially all of our assets are located outside of the United States, we do not currently maintain a permanent place of business within the United States and certain of our directors and officers are resident outside the United States. As a result, it may be difficult for U.S. investors to effect service of process or enforce within the United States any judgments obtained against us or those officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada against us or our directors and officers predicated upon the securities laws of the United States or any state thereof.

Valuation of stock-based payments, which we are required to perform for purposes of recording compensation expense under FAS 123(R), involves significant assumptions that are subject to change and difficult to predict.

On 1 January 2006, we adopted FAS 123(R), Share-Based Payment, which requires that we record compensation expense in the statement of income for stock-based payments, such as stock options, using the fair value method. As long as stock-based awards are utilized as part of our compensation strategy, the requirements of FAS 123(R) have had, and will continue to have, a material effect on our future financial results reported under United States Generally Accepted Accounting Principles, or U.S. GAAP, and make it difficult for us to accurately predict our future financial results.

For instance, estimating the fair value of stock-based payments is highly dependent on assumptions regarding the future exercise behavior of our employees and changes in our stock price. Our stock-based payments have characteristics significantly different from those of freely traded options, and changes to the subjective input assumptions of our stock-based payment valuation models can materially change our estimates of the fair values of our stock-based payments. In addition, the actual values realized upon the exercise, expiration, early termination or forfeiture of stock-based payments might be significantly different than our estimates of the fair values of those awards as determined at the date of grant.

FAS 123(R) could also adversely impact our ability to provide accurate guidance on our future financial results as assumptions that are used to estimate the fair value of stock-based payments are based on estimates and judgments that may differ from period to period. For instance, we may be unable to accurately predict the timing, amount and form of future stock-based payments to employees. We may also be unable to accurately predict the amount and timing of the recognition of tax benefits associated with stock-based payments as they are highly dependent on the exercise behavior of our employees and the price of our stock relative to the exercise and price fair value of each outstanding stock option.

For those reasons, among others, FAS 123(R) may create variability and uncertainty in the compensation expense we will record in future periods, potentially negatively impacting our ability to provide accurate financial guidance. This variability and uncertainty could further adversely impact our stock price and increase our expected stock price volatility as compared to prior periods.

Risks Related to Our Industry

Products in the biomedical industry, including ours, may be subject to government regulation. Obtaining government approvals can be costly and time consuming. Any failure to obtain necessary regulatory approval will restrict our ability to sell those products and impede our ability to generate revenue.

As we operate in the biomedical industry, some of our products are subject to a wide variety of government regulation (federal, state and municipal) both within the United States and in other international jurisdictions. See “ Point-of-Care (POC) Clinical Diagnostics – Regulatory Approval”. For example, the FDA and comparable regulatory agencies in other countries impose substantial pre-market approval requirements on the introduction of medical products through lengthy and detailed clinical testing programs and other costly and time consuming procedures. Satisfaction of these requirements is expensive and can take a long period of time depending upon the type, complexity and novelty of the product. All devices manufactured for sale in the United States, regardless of country of origin, must be manufactured in accordance with Good Manufacturing Practices specified in regulations under the Federal Food, Drug, and Cosmetic Act. These practices control the product design process as well as every phase of production from incoming receipt of raw materials, components and subassemblies to product labeling, tracing of consignees after distribution and follow-up and reporting of complaint information. Both before and after a product is commercialized, we have ongoing responsibilities under the regulations of the FDA and other agencies. Noncompliance with applicable laws and the requirements of the FDA and other agencies can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of marketing clearances or approvals, and criminal prosecution. The FDA has the authority to request recall, repair, replacement or refund of the cost of any device manufactured or distributed by us. The FDA also administers certain controls over the import and export of medical devices to and from the United States, respectively.

The United States Clinical Laboratory Improvement Act of 1988 also affects our medical products. This law is intended to assure the quality and reliability of all medical testing in the United States regardless of where tests are performed. The regulations require laboratories performing clinical tests to meet specified standards in the areas of personnel qualification, administration, participation in proficiency testing, patient test management, quality control, quality assurance and inspections.

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

During 2008, 11% of our total revenue was generated from within Canada, 56% from the United States, and 33% from other countries, primarily those located in Asia. There are various operational and financial risks associated with such international activity. We may face difficulties and risks in our international business, including changing economic or political conditions, export restrictions, currency risks, export controls relating to technology, compliance with existing and changing regulatory requirements, tariffs and other trade barriers, longer payment cycles, problems in collecting accounts receivable, reimbursement levels, reduced protection for intellectual property, potentially adverse tax consequences, limits on repatriation of earnings, the burdens of complying with a wide variety of foreign laws, nationalization, war, insurrection, terrorism and other political risks and factors beyond our control. As a consequence, these potential international risks may prevent us from selling our products in certain jurisdictions, may make it very difficult or even impossible to collect on accounts receivable or may impose a variety of additional expenses on our business such that we cannot sell our products at a profit. For international sales, we price and invoice our products primarily in U.S. dollars and consequently, incur a U.S./Canadian foreign exchange risk. We also expect that there may be a requirement in the future for sales to European customers to be priced and invoiced in Euros. Any significant adverse change in currency exchange rates may negatively impact our profit margins such that we may not be able to generate positive cash flow or earnings from our operations. To date, we have not made any provision for a currency-hedging program. We periodically evaluate options to mitigate our exposure to currency fluctuations, but there can be no assurance that we will be able to do so.

Sales and pricing of medical products, including ours, are affected by third-party reimbursement. Depending on our manufacturing costs, we may not be able to profitably sell our products at prices that would be acceptable to third party reimbursement programs. Consequently, we may have difficulty generating revenue, resulting in reduced profit margins and potential operating losses.

Sales of our medical products are dependent, in part, on the availability of levels of reimbursement from third-party payers, such as government agencies and private insurance companies. Reimbursement policies by such third-party payers could reduce or eliminate such reimbursements and thereby adversely effect future sales of our products. Third-party payers are increasingly challenging prices paid for medical products and the cost effectiveness of such products. Significant uncertainty exists as to the reimbursement status of newly cleared health care products. There can be no assurance that proposed products will be considered cost effective or that reimbursement from third party payers will be available or, if available, that reimbursement will not be limited, thereby adversely affecting our ability to sell products or sell our products at a profit.

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

Our business is substantially dependent on market acceptance of our products. As well, our environmental and biodefense business is affected by industry, governmental and public perceptions of these products in general. Failure to obtain or retain market acceptance for some or all of our products would have a negative impact on our revenue and ability to operate profitably.

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

In addition, on July 19, 2002, the U.S. Office of Science and Technology Policy (“OSTP”), now under the Office of Homeland Security, published a memorandum directed to federal mail managers and first responders to federal mail centers that raised concerns regarding the use and performance capabilities of commercially available anthrax detection equipment, and further included recommendations to the community to cease purchasing such equipment. The recommendations in this memorandum were based on an evaluation of commercially available anthrax detection equipment by the CDC, which concluded that such equipment did not pass acceptable standards for effectiveness. As both of these U.S. government agencies are considered to be influential opinion leaders, this recommendation had a negative impact on the market acceptance and adoption of biodefense products generally, including our products. Subsequently beginning in June 2003, an 18-month study to evaluate handheld anthrax tests was performed by AOAC International and funded by DHS and the U.S. Department of Defense. In November 2004, the RAMP® System received AOAC Official Methods SM Certificate 070403 stating that the RAMP® Anthrax Test performed as we claimed. All other commercially available rapid on-site anthrax detection systems that were tested failed to meet the AOAC’s performance standard. A further intensive, independent field testing program conducted by AOAC International and sponsored by the DHS, culminated in the announcement in September 2006 that our RAMP® Anthrax Test is the first and only biodetection product approved for field use by first responders in the United States for the detection of anthrax. As at 28 February 2009, we have approximately 320 biodefense systems in field use by our customers.

We believe that we have adequately addressed the concerns raised by the CDC and OSTP with the public safety community, however there can be no assurance that the marketplace will continue to respond favorably. Further, it is possible that the U.S. government will enact regulation that prohibits, restricts or limits the use of equipment or funding for on-site biodefense testing, see “On-Site Environmental Testing Market, Industry Trends” and “On-Site Environmental Testing Market, Competition”.

Federal, state and foreign regulations regarding the manufacture and sale of medical devices continue to evolve and are constantly subject to change. We cannot predict what regulations may come into effect in the future and what impact, if any, such regulatory changes may have on our business. We operate in highly competitive markets, with continual developments in new technologies and products. Some of our competitors have significantly greater resources than we do. We may not be able to compete successfully based on many factors, including product price or performance characteristics. An inability to successfully compete could lead to us having limited prospects for establishing market share or generating revenues.

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

We believe our primary current competitors in the POC cardiovascular diagnostics market are: Biosite Incorporated (“Biosite”) who entered into a merger agreement with Inverness Medical Innovations, Inc. (“Inverness”) in 2007; Abbott Point of Care Inc. (“Abbott”); and Dade Behring, Inc. (“Dade”). Biosite and Abbott have quantitative POC systems, and Dade produces a small quantitative bench-top system, for the detection of some cardiac markers. These three companies are currently marketing and selling their products in the cardiovascular testing market in which we compete, see “POC Clinical Diagnostics Market, Competition”.

In the environmental biodefense testing market, our primary competitors are Alexeter Technologies LLC (“Alexeter”), Idaho Technology Inc., and Cepheid Inc. (“Cepheid”). Alexeter sells rapid on-site immunoassay tests that are read by an instrument and Cepheid has a polymerase chain reaction (“PCR”) test system being sold in this marketplace.

In the vector environmental testing market, our primary competitor is Medical Analysis Systems, Inc. (“MAS”), which is wholly owned by Thermo Fisher Scientific, Inc. MAS markets and sells a product for the rapid detection of West Nile virus.

We believe the primary competitors in the POC Flu A/B testing market, which we entered with our partner, 3M Company (“3M”), in late 2007, are Binax, Inc. (“Binax”) and Quidel Corporation (“Quidel”). Both companies have qualitative POC tests for the detection of Flu A+B.

Many of our competitors have access to substantially greater technical and financial resources. In the event that we are not able to compete successfully in the marketplace, we may face limited adoption of our products by potential customers or erosion of current market share, which would seriously impede our ability to generate revenue.

In addition to the specific competitive risks from rapid diagnostic manufacturers that we face in the market for our tests, we face intense competition in the general market for diagnostic testing including companies making laboratory-based tests and analyzers, and clinical reference laboratories. Currently, the majority of diagnostic products used by physicians and other healthcare providers are performed by independent clinical reference laboratories and hospital-based laboratories using automated testing systems. Therefore, in order to achieve market acceptance for our products we will be required to demonstrate that our products provide clinical, cost-effective and time saving alternatives to automated tests traditionally used by clinical reference laboratories or hospital-based laboratories.

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

The impact of consolidation of several major competitors in the market for immunoassay testing is difficult to predict and may harm our business.

The market for immunoassay-based diagnostic testing is rapidly changing as a result of recent consolidation in the industry. Within the past 36 months, Siemens acquired Bayer Diagnostics, Diagnostic Products Corp. and Dade; and Biosite entered into a merger agreement with Inverness. In the past two years there have been many acquisitions in the medical diagnostics market including several by Inverness, helping the company expand its presence in the market for rapid diagnostic tests used in hospitals and doctors' offices. Siemens, and Inverness both have significant existing businesses in diagnostics and/or related markets for healthcare equipment and services. Given the period of time since the announcement of these transactions, it is unclear how these completed and proposed acquisitions will impact the competitive landscape for our products or for hospital-based diagnostic testing in general. However, because these competitors sell a broad range of product offerings to our prospective hospital customers and because of the substantially greater financial resources and more established marketing, sales and service organizations that they each have, we believe there is greater risk that these new consolidated competitors may offer discounts as a competitive tactic or may hold other competitive advantages as a result of their ability to sell a broader menu of important hospital infrastructure equipment and information systems on a combined or bundled basis.

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

Risks Related to Our Common Stock

The TSX has commenced a delisting review in connection with an exemption application submitted by us in connection with a recent private placement financing which could result in a delisting of our common shares from the TSX.

In October, 2008 we completed an equity financing that raised gross proceeds of approximately $5.1 million. The financing was a private placement of units with each unit consisting of one common share and one-half of one common share purchase warrant. Under the rules of the Toronto Stock Exchange, the private placement financing would ordinarily require that we seek and obtain shareholder approval prior to completion of the transaction, as the transaction would result in the issuance of common shares representing more than 25% of the number of common shares outstanding prior to closing. Because of the unprecedented market conditions and the financial state of the Company, the Company applied for and received an exemption from the requirement to obtain shareholder approval of the private placement. As a consequence of relying upon this financial hardship exemption, the Toronto Stock Exchange commenced a delisting review of the Company. Under this review, we must demonstrate that the Company meets all of the Toronto Stock Exchange’s requirements for listing on or before May 13, 2009, failing which the common shares of the Company may be delisted from the Toronto Stock Exchange. If the our common shares are delisted from the Toronto Stock Exchange, the value of the common shares may be significantly reduced and the ability to trade the common shares materially adversely affected. If our common shares are delisted from the Toronto Stock Exchange, the common shares may qualify for listing on the TSX Venture Exchange or other public market, however, no assurance can be given that the common shares of the Company will be listed on the TSX Venture Exchange or any other public market.

As we have a large number of warrants and stock options outstanding, our shareholders will experience dilution from these options and warrants in the event that they are exercised.

As of 28 February 2009, we had outstanding stock options to purchase an aggregate of 9,760,725 shares, at exercise prices between $0.12 and $1.10 and warrants to purchase aggregate of 17,011,668 shares, at exercise price of $0.20, which in total represents 12% of our fully diluted outstanding share capitalization at that date. To the extent that these outstanding options and warrants are exercised, considerable dilution to the interests of our shareholders will occur.

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

In addition, our common stock is subject to certain rules and regulations relating to “penny stock” (generally defined as any equity security that is not quoted on the Nasdaq Stock Market and that has a price less than US$5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain “sales practice requirements” for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional “accredited investors”), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stock held in the account, and certain other restrictions. For as long as our common stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for us to raise capital in the future through sales of equity in the public or private markets.

Because our common stock is not traded on a national securities exchange in the U.S., a U.S. shareholder’s ability to sell shares in the secondary trading market may be limited.

Our common stock is currently listed for trading in Canada on the Toronto Stock Exchange. Our common stock is also quoted in the United States on the OTC Bulletin Board. Shareholders may find it more difficult to dispose of or to obtain accurate quotations as to the price of our securities than if the securities were traded on a national securities exchange like The New York Stock Exchange, the Nasdaq Stock Market or the NYSE Alternext U.S., LLC.

Item 4. Information on the Company

A. History and development of the Company.

Response Biomedical Corp. has two wholly owned subsidiaries, Response Biomedical Inc. and Response Development Inc. Response Biomedical Inc., incorporated pursuant to the laws of Washington State on 31 March 1997, is an active subsidiary of our Company but has no operations of its own. Response Development Inc. was incorporated pursuant to the laws of British Columbia, Canada on 31 October 1986, is inactive, and was purchased in its entirety by Response Biomedical Corp. pursuant to a share purchase agreement dated December 16, 1999. We were incorporated on August 20, 1980, under the predecessor to the Business Corporations Act (British Columbia) (the "Business Corporations Act"). The address and telephone number of our registered and records office and our head office are 1781 - 75th Avenue W., Vancouver, British Columbia, Canada, V6P 6P2, (604) 456-6010.

We are a Canadian company engaged in the research, development, commercialization and distribution of diagnostic technologies for the medical POC and on-site environmental testing markets. POC and on-site diagnostic tests are simple, non-laboratory-based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges or dipsticks. Since entering the diagnostic sector in November 1990, we have established a number of product development initiatives that have resulted in a core proprietary technology called RAMP®. See “The RAMP® Technology”. We use this proprietary enabling technology for the commercialization of highly sensitive and quantitative (producing a numeric result) diagnostic tests in a simple-to-use, portable format. This format comprises a fluorescence Reader common to all tests, and single-use, disposable test cartridges (“Cartridges”) that contain an analyte specific, lateral flow immunoassay. Each Cartridge incorporates a proprietary internal calibrator that accounts for sources of variability inherent in conventional lateral flow immunoassay-based tests, making RAMP® potentially competitive in performance to laboratory-based systems.

Our business strategy is to use RAMP® to develop diagnostic tests for POC and on-site testing markets where there is a need for rapid and accurate results. We have the ability to conduct all research and test development in-house and oversee any clinical testing required to satisfy the regulatory requirements in target markets. We typically seek to retain all manufacturing rights for our portable fluorescence readers and test kits. All our kits are currently produced in-house and our Readers are manufactured and supplied to us under contract. We have one qualified contract manufacturer for the Reader, located in British Columbia, Canada, see “Risk Factors” and “Operations and Manufacturing”. We currently market and sell RAMP® products through a combination of direct sales and select distributors, depending on the market segment and geographical area, see “POC Clinical Diagnostics Market” and “On Site Environmental Testing Market ”.

To 31 December 2002, we were a development stage company and our primary expenditures were on research and development related to developing the RAMP® diagnostic system. The following table summarizes research and development, and includes share-based compensation, as well as patent and licensing expenses, both in dollar terms as well as a percentage of total operating expenses, for the last three fiscal years.

Fiscal Year	Research & Development Expenses ($) (1)	Percentage of Operating Expenses	Patent and Licensing Expenses ($) (2)	Percentage of Operating Expenses
2008	6,776,691	50%	162,800	1%
2007	7,167,758	49%	1,226,468	8%
2006	6,393,641	55%	996,240	9%

(1)	Includes share-based compensation.
(2)	Includes license fees paid to Roche Diagnostics GmbH (“Roche”) for rights to develop a rapid test for NT-proBNP.

Over the past four years we have focused on developing a complete POC cardiovascular test menu on our proprietary RAMP® platform as well as developing a test for the detection of infectious diseases such as Flu A+B. In addition, we’ve taken advantage of complementary menu expansion opportunities where partners would provide commitment in the form of funding and sales and marketing resources. Importantly, expanding our manufacturing capacity is critical to supporting the expected growth in our business.

We have made the following capital expenditures and dispositions over the three fiscal years ended 31 December 2008:

Year Ended	Capital Expenditures ($)	Capital Dispositions ($)
31 December 2008	8,453,169	6,364
31 December 2007	3,807,561	5,445
31 December 2006	1,122,580	12,631
Total	13,383,310	24,440

Capital expenditures during the three years ended December 31, 2008, consisted of investments in leasehold improvements to a new facility which were funded by our landlord in the amount of approximately $7,110,000 offset by lease inducements liability, with the remainder largely for equipment relating to the manufacture of our products, office furniture and equipment as well as investments in information systems software and hardware.

In addition, in 2008, we purchased equipment, furniture and fixtures at a total cost, including installation and validation, of approximately $2 million. Once manufacturing scale up is complete, these investments will result in increased production capacity from approximately 500,000 tests per shift per year to approximately 4 million tests per shift per year in its new facility. In May 2007, we entered into an agreement to lease a multi-use 46,000 square foot facility in Vancouver, British Columbia. This facility houses all of our operations as of April 2008. The manufacturing equipment required to achieve the projected test production capacity has been installed and is currently being validated. As of 31 December 2008, and as of 28 February 2009, we had capital expenditure commitments for equipment of $1,962 and $Nil, respectively. As of 31 December 2008, and as of 28 February 2009, we had commitments for the lease of our new facility until 31 January 2023 of $29,588,222 and $29,279,105, respectively.

As at 28 February 2009, we had 96 full and part-time employees and 3 part-time consultants. Of the 96 full and part-time employees as at 28 February 2009, 95 employees work primarily at our Vancouver location and one employee works primarily from a separate location in the United States. As at 31 December 2008, we had 96 full and part-time employees and 3 part-time consultants. As at 31 December 2007, we had 87 full and part-time employees on staff and 8 part-time consultants. As at 31 December 2006, we had 86 full and part-time employees on staff and 8 part-time consultants.

We believe that our relationship with our employees is good and none of the employees are a member of a labor union or are covered by a collective bargaining agreement. All senior management, employees and consultants are required to sign a confidentiality agreement. Our management team has experience in the fields of product management, immunodiagnostics research and development, finance, sales and marketing, quality systems, diagnostics manufacturing, and management of emerging growth companies.

In June 2004, the Company closed a non-brokered private placement consisting of 3,750,000 units at a price of $0.80 per unit for gross proceeds of $3,000,000 before a finder’s fee of $200,000 and legal costs of $5,374 for net proceeds of $2,794,626. Each unit was comprised one common share and one half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one common share of the Company at a price of $1.15 per share until June 21, 2006.

In December 2004, we closed a private placement consisting of 3,911,667 units at a price of $0.75 per unit for gross proceeds of $2,933,750, before share issuance costs of $318,449 for net proceeds of $2,615,301.

On October 21, 2005, we issued units comprising convertible debentures and common share purchase warrants in the aggregate face amount of $1,579,000 with a term of three-years bearing interest at 7% per annum payable quarterly. All debentures have subsequently been converted.

On 30 March 2006, we closed a financing in which we raised gross proceeds of $12000,000 whereby we issued to investors resident in Canada, the United States and certain offshore jurisdictions, on a private placement basis, a total of 24,000,000 units at a price of $0.50 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant was exercisable for a period of 24 months to purchase one additional common share at an exercise price of $0.62. We used a portion of the net proceeds from the financing to repay our US$1,000,000 line of credit. The remaining net proceeds of the financing were used for general working capital purposes, capital equipment acquisitions required for the scale up of our manufacturing processes, and to expedite the commercialization of lead new product candidates. Concurrent with the closing of the $12,000,000 financing, all of the independent members of our Board of Directors resigned, and five new directors were appointed to the Board of Directors. Two of the new directors, each purchased 1,000,000 units in the financing. Senior management and the new board re-focused the strategic course for the Company adopting a plan that: (1) commercialization will be achieved through partnering with multinational companies with the global reach and resources to market our RAMP® products for infectious diseases and cardiovascular testing; (2) we will focus our resources on product development to support these strategic partnerships; (3) we will begin scaling up the manufacturing processes to meet the needs of our prospective partners for delivery of millions of cartridges per year; and that (4) we will develop a new RAMP® Reader with the capability to handle increased throughput of cartridges as a result of the ever-growing need for menu expansion.

In December 2006, we transitioned our development partnership with 3M Company into a worldwide, exclusive agreement to pursue the development and commercialization of diagnostic products targeting hospital- and community-acquired infectious diseases using our RAMP® testing platform. As part of this collaboration, 3M made an investment in our Company of $9,174,400 (US$8,000,000), before share issuance costs of $44,561, for net proceeds of $9,129,839 comprising of 14,797,419 shares at a price of $0.62 per share. Under the terms of the agreement, we are responsible for development and manufacture of the RAMP®-based products, while 3M is responsible for clinical and regulatory matters, and all sales, marketing and distribution of the infectious diseases tests.

In July 2007, we closed a private placement with investors resident in Canada consisting of 12,000,000 shares at a price of $1.00 per share for gross proceeds of $12,000,000 before share issuance costs of $876,670. The net proceeds of $11,123,330 were used for general working capital purposes, capital equipment acquisitions required for the scale up of our manufacturing processes, and to expedite the commercialization of lead new product candidates.

In September 2007, S. Wayne Kay was appointed the Chief Executive Officer, replacing William J. Radvak, and to the Board of Directors, of our Company. Mr. Kay is a former president, chief executive officer and director of Quidel Corporation, a leading global company in the discovery, development, manufacturing and marketing of rapid diagnostic solutions at the POC in infectious diseases and reproductive health.

In March 2008, we moved into a leased, multi-use, 46,000 square foot facility in Vancouver, British Columbia. The facility houses all of our operations and requires us to pay approximately $160,000 per month in rent and operating expenses. Initial capital modifications to the facility were paid by the landlord and managed by us. The agreement has an initial term of 15 years with two 5-year renewal options.

In June 2008, we granted Roche Diagnostics (“Roche”) the rights to market our line of cardiovascular POC tests worldwide. The RAMP® cardiovascular product line includes Troponin I, CK-MB, Myoglobin and NT-proBNP. As is the case with 3M, we are responsible for development and manufacture of the RAMP®-based products, while Roche is responsible for clinical and regulatory matters, and all sales, marketing and distribution of the cardiovascular tests.

In October 2008, we closed a private placement consisting of 34,003,335 units at a price of $0.15 per unit for gross proceeds of $5,100,500 before share issuance costs of $421,252 for net proceeds of $4,679,248. Each unit consisted of one common share and one-half of one common share purchase warrant. Each full warrant is exercisable for one common share at a price of $0.20 per share. The warrants may be exercised for a period of 36 months from the closing date. In conjunction with the financing, we reduced our expenditures to increase the cash runway and restructured the organization, while ensuring we had the appropriate staff to adequately support our key partnerships. As part of the restructuring, approximately 15% of positions were cut, including that of the Chief Financial Officer and Vice President Finance, whose duties were assumed by the Director, Finance and Administration.

B. Business Overview

POC Clinical Diagnostics

To validate the RAMP® technology, we initially developed a Myoglobin assay on the system ("Myoglobin Assay"). Myoglobin is a protein that is present in all types of muscle cells, including the heart. Myoglobin is released into the bloodstream within hours of muscle damage, including that caused by a heart attack. Accordingly, Myoglobin is believed to act as a “cardiac marker” which, if detected in the bloodstream, can be indicative of the subject being tested having suffered a heart attack. Manufacturing prototypes of the Reader and the Myoglobin Assay were completed in February 2001 and a multi-center clinical trial was completed in May 2001. The data from the clinical trial formed the basis of regulatory submissions to the United States (“FDA”) and in Canada (“TPD”) in June 2001, seeking the requisite clearances to market the Reader and Myoglobin Assay in the United States and Canada.

In January 2002, we received clearance from the FDA for both the Reader for general clinical use, and for the Myoglobin Assay for the quantitative determination of Myoglobin. The TPD issued a Medical Device License to us in June 2002 with respect to both the Reader and the Myoglobin Assay.

In early 2003, we completed development of RAMP® tests for two additional cardiac markers, CK-MB (“CK-MB Assay”) and Troponin I (“Troponin Assay”). In April 2003, we self-declared within the European Union to apply the CE Mark to our three cardiac assays, a European designation that permits the sale of these products in the European Union. In November 2003, we completed a multi-center clinical trial for the CK-MB Assay and the Troponin Assay, and in early December 2003 we filed submissions with the FDA to obtain regulatory clearance to market and sell these tests in the United States. In May 2004, we received regulatory clearance from the FDA to market RAMP® cardiac marker tests for detecting CK-MB and Troponin I to assist in the diagnosis of heart attack. In August 2004, we obtained approval from the TPD to market the Troponin I Assay and the CK-MB Assay in Canada. In May 2004, the RAMP® Reader, and in November 2004, Troponin I Assay, CK-MB Assay and

Myoglobin Assays received regulatory clearance in China from the State Food and Drug Administration (“SFDA”) allowing O&D Biotech Co. (“O&D”), our exclusive distributor for China, to market these products in China. In November 2007, our NT-proBNP Test received SFDA clearance allowing O&D to also market this test in China.

In October 2004, in collaboration with Shionogi & Co. Ltd. (“Shionogi”), we began development of a quantitative rapid test for BNP to assist in the diagnosis and management of CHF (congestive heart failure - a disease in which the heart muscle weakens, thereby reducing the heart's ability to pump enough blood to support all of the body's demands). Pursuant to the development agreement, we completed development of the BNP Test for Shionogi, who has exclusive rights to the BNP marker in Japan and paid us milestone-based fees toward the development of the test. In May 2006 we announced that Shionogi had secured Japanese regulatory clearance of the BNP Test and Reader, and that we entered into a marketing and supply agreement with Shionogi to commercialize the BNP Test and Reader in Japan. Shionogi obtained clearance to market the BNP Test and Reader in Japan, commenced sales in July 2006 and now markets the clinical POC diagnostic system, manufactured exclusively by us, both directly, as well as through its own network of distribution partners under the trademark Shionospot.

In November 2004, we began development of a rapid test for Staphylococcus aureus (“Staph A”) in collaboration with 3M. In reviewing all opportunities to best build the infectious diseases business, 3M determined that market conditions were not optimal for the Rapid Staph A test and that resources would be better utilized by focusing efforts on markets of greater opportunity; therefore, in November 2007, it was announced that development work for Rapid Staph A was put on hold and we were substituting other opportunities with greater market potential. Should market conditions change, the Rapid Staph A initiative can be revisited at that time. Both companies remain committed to development of tests in the infectious diseases area with priority to large and growing markets in which 3M can maximize its marketing strengths.

In July 2005, we entered into a non-exclusive license agreement with Roche of Germany, which enabled us to develop a rapid test for NT-proBNP to assist in the diagnosis and management of congestive heart failure. Clinical evaluation of the test was completed and regulatory submissions for the FDA and TPD were filed in December 2006. Also in December 2006, the RAMP® NT-proBNP test was CE marked, clearing it for sale in the EU. In June 2007, we announced that were granted a medical device license by Health Canada to market our RAMP® NT-proBNP Test in Canada. In November 2007 our NT-proBNP test received regulatory clearance in China from the State Food and Drug Administration (“SFDA”) allowing O&D, our exclusive distributor for China, to market this test in China.

In October 2005, we started development of a high-sensitivity, rapid test for the detection of influenza A (“Flu A”) following initial results that suggested a RAMP® Flu A test could be capable of producing highly sensitive and reliable information that was not yet available in commercially available rapid immunoassays. In November 2005, we began development of a test for the detection of influenza B (“Flu B”). In March 2006, following additional market research and independent confirmation of the performance of our Flu A and Flu B tests, we combined the development of the two assays into a unique RAMP® test to detect either Flu A or Flu B in a single test cartridge. In December 2006, we announced plans to initiate a multi-centre clinical study of our RAMP® Flu A and Flu B tests during the influenza season. In June 2007, we announced that we had filed an FDA 510(k) submission seeking clearance to market a rapid influenza A+B test in the United States. In November 2007, we announced that we were collecting additional non-clinical data to support our U.S. FDA submission.

In December 2006, we transitioned our development partnership with 3M into a worldwide, exclusive agreement to pursue the development and commercialization of diagnostic products targeting hospital- and community-acquired infectious diseases using our RAMP® testing platform. As part of this collaboration, 3M made an investment in our Company of $9,174,400 (US$8,000,000), before share issuance costs of $44,561, for net proceeds of $9,129,839 comprising of 14,797,419 shares at a price of $0.62 per share. Under the terms of the agreement, we are responsible for development and manufacture of the RAMP®-based products, while 3M is responsible for all clinical and regulatory matters, all sales, marketing and distribution of the infectious diseases tests. 3M will pay us a transfer price for the components of the RAMP® technology produced by us (principally, readers and individual test cartridges) and will finance the development of future RAMP®-based products in the infectious diseases area. 3M is now marketing a rapid test for Flu A+B that was developed on our RAMP® platform.

In April 2008, we received regulatory clearance from the FDA to market the RAMP® Flu A/B Test and the RAMP® 200 Reader.

In June 2008, we granted Roche the rights to market our line of cardiovascular POC tests worldwide. The RAMP® cardiovascular product line includes the Roche Cardiac 200 Reader and assays for the detection of Troponin I, CK-

MB, Myoglobin and NT-proBNP. As is the case with 3M, we are responsible for development and manufacture of the RAMP®-based products, while Roche is responsible for clinical and regulatory matters, and all sales, marketing and distribution of the products.

In July 2008, we received regulatory clearance from the FDA to market the RAMP® NT-proBNP Assay as an aid to the rapid diagnosis of heart failure. The RAMP® NT-proBNP Assay is clinically concordant with the Roche Elecsys proBNP Test and allows the hospital to have standardized clinical decision points for NT-proBNP in their emergency rooms, other non-laboratory environments and central laboratories.

In October 2008, we saw the first major clinical test commercialized by a partner in the United States when 3M launched the 3M™ Rapid Detection Flu A+B Test at the 48th Annual ICAAC®/IDSA Meeting in Washington D.C. The rapid flu test provides hospital and physician office laboratories reliable and objective electronic results in approximately 15 minutes and in a clinical study has been shown to be more sensitive for Influenza A and B than the leading hospital competitor, the BinaxNOW Influenza A+B Test ®.

In December 2008, we initiated a clinical trial, in collaboration with 3M, of our RAMP® test to detect Respiratory Syncytial Virus (RSV). Prospective data from the clinical study is expected to be used to support a submission to the FDA and other regulatory jurisdictions for market clearance of the 3M Rapid Detection RSV test for clinical use. The study is designed to demonstrate the performance characteristics of the RSV test versus standard laboratory culture and Direct Fluorescence Staining Assay for RSV using multiple sample types. The study is a multi-centre prospective clinical study to be conducted in North America at approximately eight clinical sites.

On Site Environmental Testing

Following use of anthrax as a weapon for terrorist attacks in the United States in October 2001, we saw an opportunity to adapt the RAMP® technology for the rapid detection and identification of agents used in acts of bioterrorism and initiated development of a test for the rapid, on-site detection of Bacillus anthracis, the causative agent for anthrax ("Anthrax Test"). Development of the Anthrax Test was substantially completed in April 2002 following successful initial validation by the Maryland State Department of Health where testing confirmed that the RAMP® Anthrax Test could reliably detect anthrax spores at levels lower than an infectious dose of 10,000 spores. These results were supported by further independent testing conducted by Defense Research and Development Canada in Suffield. The Anthrax Test was launched commercially in May 2002. In September 2006, the Company's RAMP® Anthrax Test was the first and only biodetection technology approved for field use by first responders in the United States for the detection of anthrax in an independent testing program conducted by Association of Analytical Communities International (“AOAC”) and sponsored by the U.S. Department of Homeland Security. Since then, we have commercialized tests for ricin (“Ricin Test”), botulinum toxin (“Bot Tox Test”) and orthopox (including smallpox) (“Pox Test”), three priority bio-threat agents. Commercial sales of the Ricin Test and the Bot Tox Test commenced in November 2002 and the Pox Test was launched in May 2003.

In June 2003, we began development of a test to detect the presence of West Nile Virus in mosquitoes and certain birds, common carriers of the virus. Following verification testing of the product at the Canadian National Microbiology Laboratory and the United States Centers for Disease Control in late summer 2003, and field-testing of the product in Pennsylvania in the fall of 2003, we introduced the RAMP® West Nile Virus Test to the market in November 2003.

Collaborative Research

From time to time, various third parties (primarily medical diagnostic companies) have approached us to request that we develop RAMP® tests for certain specific indications. In many cases, these indications have been outside of our own product development efforts. Nevertheless, we have, where thought appropriate, agreed to conduct initial feasibility research on behalf of these third parties, provided that the third party funds the costs of the research. Upon completion of the research project and depending on the results, we may explore the merits of developing the product opportunity with the third party. In fiscal 2000 and 2001, these collaborative research arrangements represented 100% of our total revenues, whereas for fiscal 2002, 2003, 2004, 2005, 2006 and 2007 they represented approximately 19.7%, 35.5%, 20.5%, 11.5%, 14.3% and 12.9% of our total revenues respectively.

As described above, under “POC Clinical Diagnostics”:

  in October 2004, we entered into a development agreement with Shionogi of Japan to develop a rapid quantitative RAMP® test for BNP and, in May 2006, announced that Shionogi had secured regulatory clearance to market the test in Japan. We sold our first Readers and BNP tests for commercial sale in Japan in July 2006;

  we obtained a non-exclusive license from Roche whereby we developed a RAMP® NT-proBNP Test to assist in the diagnosis and management of congestive heart failure. In December 2006, applications for market clearance were submitted in the U.S. and Canada, and CE marking was obtained. Commercialization of the product in the EU was initiated in January 2007. In July 2008, we received regulatory clearance from the FDA to market the RAMP® NT-proBNP Test as an aid to the rapid diagnosis of heart failure;

  we entered into a co-development agreement with 3M in November 2004 whereby 3M paid us milestone-based fees to develop a RAMP® Staph A Test;

  in December 2006, we transitioned a development partnership with 3M focused on Staph A testing into a worldwide, exclusive agreement with 3M through its medical division to pursue the development and commercialization of diagnostic products targeting hospital - and community- acquired infectious diseases using our RAMP® testing platform; and, in June 2008, we entered into a worldwide, exclusive agreement with Roche Diagnostics, granting them the rights to market our line of cardiovascular POC tests worldwide. The RAMP® cardiovascular product line includes the Roche Cardiac 200 Reader and the assays for the detection of Troponin I, CK-MB, Myoglobin and NT-proBNP.

Revenue Breakdown

The following tables provide a breakdown of our total revenues by geography and product category respectively for the years ended 31 December 2008, 2007, and 2006:

Revenue by Geography

Country / Region	2008 ($)	2007 ($)	2006 ($)
Canada	663,507	394,891	469,103
United States	3,288,566	1,605,609	2,010,682
Asia	1,314,621	1,267,473	1,638,262
Europe	567,866	623,126	227,357
Other	41,777	193,017	74,774
Total	5,876,337	4,084,116	4,420,058

Revenue by Category

Category	2008 ($)	2007 ($)	2006 ($)
Clinical products	3,683,706	2,222,642	2,356,187
Biodefense products	495,018	827,971	784,118
Vector products	721,117	506,631	646,032
Total product revenues	4,899,841	3,557,244	3,786,337
Contract	976,496	526,872	633,721
Total	5,876,337	4,084,116	4,420,058

Contract revenue was generated primarily through contract research and development fees paid by third parties through collaborative arrangements. Research arrangements typically involved investigating the feasibility of developing certain clinical or environmental diagnostic tests utilizing the RAMP® Technology.

Our revenues are affected by seasonality. Many of our prospective customers are government related organizations at a federal, state/provincial or municipal level. Consequently, our sales may be tied to government budget and purchasing cycles. Sales may also be slower in the traditional vacation months, could be accelerated in the first or fourth calendar quarters by customers whose annual budgets are about to expire (especially affecting purchases of our portable fluorescent readers), may be distorted by unusually large reader shipments from time to time, or may be affected by the timing of customer cartridge ordering patterns. Seasonality may require us to invest significantly in additional resources including, equipment, labor and inventory to meet demand during peak seasonal periods.

The RAMP® Technology

RAMP® is a platform technology that combines a sensitive, portable fluorescence detection system with simple lateral flow immunoassays. Although lateral flow immunoassay technology has been available for over 25 years, the market for early generation rapid immunoassays has been limited by their inability to provide the accurate, quantitative results required by the majority of test situations.

RAMP® maintains key positive attributes of lateral flow immunoassays - simplicity, specificity, reliability and rapid results – but includes a method to overcome the performance limitations of early generation immunoassays that suffer from relatively poor sensitivity and accuracy. By introducing a population of known antibodies that are impacted by the same conditions as the test antibodies, the ratio of a measurement of the two sets of antibodies effectively factors out uncontrolled variability, thereby providing an accurate result. Furthermore, the use of a fluorescent label in the cartridge combined with a custom optical scanner in the Reader results in what is believed to be a reliable and sensitive detection system. The RAMP® System has demonstrated its capability to detect and quantify a wide variety of analytes with sensitivity and accuracy comparable to centralized lab systems.

Minimal training is required to use the RAMP® System. A test is performed by adding a sample (e.g., blood, urine, saliva, water, or unknown powders) containing the analyte of interest (e.g., Myoglobin, anthrax spores) mixed with a proprietary buffer and labeled antibodies to the sample well of a Cartridge. The Cartridge is then inserted into the Reader, which scans the test strip and provides the result in 20 minutes or less, depending on the assay. In the absence of rapid on-site and POC test results like the RAMP® test, health care providers and first responders may be forced to wait up to three days for a confirmatory result from a government- or hospital -run lab.

POC Clinical Diagnostics Market

In vitro diagnostics (“IVD”) are reagents, instruments and systems used for diagnosis of disease or other conditions by testing and reporting the level of various substances in fluids taken from the body such as blood, mucous, and urine. IVD tests are routinely performed in centralized laboratories. POC testing is a segment of IVD that moves the detection and reporting functions of diagnostic tests from the central lab to locations closer to the patient. POC testing can offer clinicians and patients the advantage of rapid results. The cost savings and improved outcomes that can come from a more rapid test result are drivers of growth in the POC testing market.

POC testing frequently employs portable devices, and single-use test cartridges or dipsticks. POC tests are performed in a wide range of settings including clinics, physician offices, operating rooms, emergency departments and patients’ homes - anywhere that a patient or physician can benefit from a rapid test result to guide medical care. They typically have a simple format, require minimal sample manipulation, produce results quickly and can be used by non-laboratory personnel with minimum or no training. There are more than 250 immunoassay-based tests for areas such as cardiac markers, hormones, therapeutic drugs, infectious diseases and cancer. Nonetheless, the quantitative immunoassay-based segment of the IVD market remains relatively untapped by POC products. The primary reason for this has been the inability of POC immunoassay tests to provide levels of accuracy and precision that the majority of test situations require. Consequently, immunoassay-based medical tests that require precise quantification of target analytes have largely remained the domain of laboratory-based analyzers. Based on the success of first generation POC tests, we believe there is significant demand for a quantitative POC platform that provides results similar to laboratory-based analyzers.

Our Cardiovascular Testing Products

The major focus of our development programs has been clinical tests for the quantification of cardiac markers. Cardiac markers are biochemical substances that are released by the heart after it has been damaged or stressed. Elevated levels of these markers can be indicative of a heart attack. There are three primary markers for the detection of a heart attack: Myoglobin, CK-MB, and Troponin-I. Response has developed POC tests for each of these markers, which are presently sold worldwide through our distributor network.

After developing the RAMP® Reader and Myoglobin Test, we submitted the Reader and the test to the FDA for review and market clearance in May 2001. Clearance was subsequently obtained in January 2002 for sales and distribution in the U.S. market. As a consequence, our Myoglobin assay and the RAMP® Reader have been available for commercial sale in the U.S. since early 2002. Based on the outcome of this FDA clearance, we then focused throughout the remainder of 2002 and 2003 on developing and preparing the two subsequent tests, CK-MB and Troponin I, for submission to the FDA. We completed our clinical trial studies for these two tests in the fall of 2003 and submitted our data for FDA clearance in December 2003. Clearance was subsequently obtained in May 2004. In December 2007, we completed development of a second-generation higher throughput RAMP® Reader, known as the RAMP® 200 Reader, and submitted our data for FDA clearance in February 2008 with 510(k) clearance granted in April 2008.

Recognizing that testing for congestive heart failure (“CHF”) had become a critical complement to cardiac testing (i.e., for heart attacks), we secured a license from Shionogi in October 2004 to develop a rapid quantitative RAMP® test for BNP, a key CHF marker, in Japan. In July 2005, we secured a license from Roche to develop, manufacture and sell POC tests for the detection of NT pro-BNP in markets where we do not sell RAMP® BNP Tests. In May 2006, we announced that Shionogi had secured regulatory clearance to market the BNP test in Japan, following which initial sales occurred in July 2006. In December 2006, the RAMP® NT-proBNP Test was CE marked for sale in Europe and a 510(K) application was submitted to the FDA for clearance to market the test in the U.S. In July 2008, we received regulatory clearance from the FDA to market the RAMP® NT-proBNP Test as an aid to the rapid diagnosis of heart failure. The RAMP® NT-proBNP Test is clinically concordant with the Roche Elecsys proBNP Test and allows the hospital to have standardized clinical decision points for NT-proBNP in both their emergency rooms and central laboratories.

Overview of Cardiac Marker Testing

Serial measurement of biochemical markers is now universally accepted as an important determinant in the diagnosis of a heart attack. The ideal cardiac marker is one that has high clinical sensitivity and specificity, appears soon after the onset of a heart attack, remains elevated for several days following a heart attack, and can be assayed with a rapid turnaround time.1 Today, there is no single marker that meets all of these criteria, thus necessitating testing for multiple cardiac markers. The biochemical markers that are commonly used by physicians to aid in the diagnosis of a heart attack are Myoglobin, CK-MB, Troponin I, and Troponin T. As seen in the figure below, cardiac markers follow a specific, predictable pattern of release kinetics following a coronary event. The differences in the time that it takes each marker to reach peak concentration has made it common practice for clinicians to make use of at least two different markers in tandem, an early marker such as Myoglobin and a later one such as Troponin I.

_______________________________
1 Adams JE, III, Clin Chem Acta, 1999.

Release of Cardiac Markers into the Bloodstream Following a Heart Attack2

The turn-around times (“TAT”) for results from a hospital lab can vary from as little as thirty minutes to more than two hours due to the necessity of test ordering and specimen collection, specimen transport, sample preparation, test completion and reporting. In rural settings and physicians’ offices, the TAT can be many hours or even days. Evidence-based clinical practice guidelines recommend that the results from cardiac marker testing be available within 60 minutes of patient presentation and ideally within thirty minutes. POC testing with products such as RAMP® could provide doctors with the information they need to diagnose and treat heart attack patients in a much shorter timeframe (i.e., less than 20 minutes from blood draw to result). In most cases, this is more likely to be within the critical window of time to minimize irreversible heart damage or death. The RAMP® System is expected to aid in the diagnosis of heart attack by enabling physicians to easily and frequently monitor changes in the levels of a patient’s cardiac markers. Early access to this information enables physicians to use accelerated care protocols, which are intended to drive earlier and better treatment decisions. According to statistics published by the U.S. Centers for Disease Control and Prevention (“CDC”), approximately 6 million people visit U.S. hospital emergency departments (“EDs”) each year with complaints of chest pain, a primary symptom of heart attack.

Overview of CHF Testing

Congestive heart failure (“CHF”) is a chronic, progressive disease in which the heart muscle weakens and becomes impaired, thus impeding the heart's ability to pump enough blood to support the body's metabolic demands.

CHF is the only cardiovascular disorder to show a marked increase in incidence in the past 40 years and it is expected to continue rising due in part to the aging population and better survival prospects of patients with other cardiovascular diseases.3 Many patients hospitalized with acute CHF will be re-admitted to the hospital with repeat incidence of the disease.

Previous methods for the diagnosis and assessment of CHF, which include physical examinations and chest x-rays, are not usually conclusive, making accurate diagnoses difficult. The introduction of testing for BNP and NT-proBNP dramatically changed the ability of physicians to make a qualified diagnosis and monitor the success of treatment because the level of these molecules is elevated in the blood when the heart is forced work harder. These tests have proven to be more accurate than any other single physical or laboratory gauge of heart failure.4 Both BNP and NT-proBNP are fragments of proBNP, a neurohormone that is released by the heart in response to increased blood pressure and volume overload causing stretching of the ventricular muscle of the heart during heart failure. Both of these markers are elevated in the blood during heart failure and are sensitive and specific indicators of congestive heart failure.

_________________________________________
2 Wu AHB, Introduction to Coronary Artery Disease (CAD) and Biochemical Markers, 1998.
3 McCullough, PA, Nowak, RM, McCord J, et al. B-type natriuretic peptide and clinical judgment in emergency diagnosis of heart failure. Clin Inv Rep. 2002;106:416-422.
4 http://www.stjohnsmercy.org/healthinfo/newsletters/heart/Aug02.asp

Our Infectious Diseases Testing Products

In November 2004, we began development of a rapid test for Staphylococcus aureus (“Staph A”) in collaboration with 3M. In reviewing all opportunities to best build the infectious diseases business, 3M determined that market conditions were not optimal for the Rapid Staph A test and that resources would be better utilized by focusing efforts on markets of greater opportunity; therefore in November 2007 it was announced that development work for Rapid Staph A had been put on hold and we were substituting other opportunities with greater market potential. Should market conditions change, the Rapid Staph A initiative can be revisited at that time. Both companies remain committed to development of tests in the infectious diseases area with priority to large and growing markets in which 3M can maximize its marketing strengths.

In October 2005, we started development of a high-sensitivity, rapid test for the detection of influenza A (“Flu A") following initial results that suggested a RAMP® Flu A Test could be capable of producing highly sensitive and reliable information that was not yet available in commercially available rapid immunoassays. In November 2005, we began development of a test for the detection of influenza B (“Flu B”). In March 2006, following additional market research and independent confirmation of the performance of our Flu A and Flu B tests, we combined the development of the two assays into a unique RAMP® test to simultaneously detect both Flu A or Flu B in a single test cartridge. In December 2006, we announced plans to initiate a multi-centre clinical study of our RAMP® Flu A and Flu B tests during the current influenza season. In June 2007, we announced that we had filed an FDA 510(k) submission seeking clearance to market a rapid influenza A+B test in the United States. In November 2007 we announced that we were collecting additional non-clinical data to support our U.S. FDA submission. In April 2008, we announced FDA 510(k) market clearance for the Rapid Influenza A+B Test and the RAMP® 200 Reader, on which the test is run.

Overview of Infectious Diseases Testing

Influenza A + B (Flu A+B)

Influenza viruses (“Flu”) cause seasonal epidemics associated with high morbidity and mortality, especially affecting those with underlying medical conditions and the elderly.5 Flu is characterized by rapid start of high fever, chills, myalgia, headache, sore throat, and cough. However, even during periods of large outbreak, clinical diagnosis can be difficult due to the presence of other respiratory viruses.6 The rapid and accurate diagnosis of Flu is important for determining appropriate treatment strategies and decreasing unnecessary use of antibiotics.7 The laboratory diagnosis of Flu infections is based on either detection of the Flu virus directly or isolation of the virus in cell culture, or detection of nucleic acid by polymerase chain reaction (“PCR”), each of which can take several hours to days before results become available.

With the recent development of different treatments for Flu A and B and the need to begin therapy within the first 48 hours of infection8, the demand for rapid and accurate Flu tests has grown. Being able to rapidly identify patients with Flu at the clinic or hospital allows sites to reduce infections occurring in hospitals and reduces the amount of unnecessary or incorrect treatment and administration.

Most of the rapid Flu tests on the market are qualitative strip tests that produce a change in color if the Flu virus is present in sufficient quantities. Several independent evaluations demonstrate the limited clinical sensitivity or ability to detect small amounts of the Flu virus, of the current, commercially available rapid Flu tests.9 10 11 12 While the specificity, or ability to detect the Flu correctly, if in sufficient quantity, of these rapid tests is generally high (median 90–95%), their limited sensitivity and false negative results remain a major concern.

________________________________________
5 Nicholson KG, Wood JM, Zambon M (2003) Influenza. Lancet 362:1733– 1745.
6 http://www.cdc.gov/flu/about/qa/disease.htm.
7 http://www.cdc.gov/flu/professionals/treatment/0506antiviralguide.htm.
8 http://www.cdc.gov/flu/keyfacts.htm.
9 Fader RC. Comparison of the BinaxNOW Flu A Enzyme Immunochromatographic Assay and R-mix Shell Vial Culture for the 2003-2004 Influenza Season. Journal of Clinical Microbiology, December 2005;43(12), 6133-6135.
10 Landry ML, Cohen S, Ferguson D. Comparison of BinaxNOW and Directigen for rapid detection of influenza A and B. Journal of Clinical Virology. 2004, 31, 113-115.
11 Weinberg A, Walker ML. Evaluation of Three Immunoassay Kites for Rapid Detection of Influenza Virus A and B. Clinical and Diagnostic Laboratory Immunology. March 2005, 367-370.
12 Storch GA. Rapid diagnostic tests for influenza. Current Opinion in Pediatrics 2003, 15:77-84.

Marketing Plan

Our RAMP® cardiovascular tests are intended for use primarily in hospital emergency rooms, laboratories and walk-in clinics around the world. We have obtained clearance to market these tests in the U.S., Canada, the European Union, and China in addition to other, less regulated jurisdictions. Our Japanese sales and marketing partner, Shionogi, has obtained clearance to market our BNP test in Japan and commenced sales in July 2006. The RAMP® NT-proBNP test was CE marked for sale in Europe in December 2006 and a 510(K) application was granted by the FDA in July 2008, to market the RAMP® NT-proBNP Test as an aid to the rapid diagnosis of heart failure.

In late 2005, we decided to move from a hybrid approach of a small direct sales force combined with sales and marketing partners to the exclusive use of specialty distributors, supported by our own sales managers. These distributors use their existing networks and resources to distribute and market RAMP® products to end-users in geographical and customer segments in which they have a presence or expertise. In the United States, these sales and marketing functions for cardiac products transitioned to Roche Diagnostics in early 2009. We also have agreements with more than 10 regional distributors that sell RAMP® products in China, Korea, Turkey, Russia, Slovenia, Slovakia, Belarus, France, Italy, Germany and Greece, that are supported by our international sales manager.

In December, 2006 we entered into a strategic alliance with the Medical Division of the 3M Company, whereby 3M has exclusive rights to sell and market RAMP® tests for the detection of hospital- and community-acquired infectious diseases with the exception of sexually transmitted diseases.

In June 2008, we granted Roche Diagnostics the rights to market our line of cardiovascular POC tests worldwide. The RAMP® cardiovascular product line includes the Roche Cardiac 200 Reader and assays for the detection of Troponin I, CK-MB, Myoglobin and NT-proBNP. As is the case with 3M, we are responsible for development and manufacture of the RAMP®-based products, while Roche is responsible for clinical and regulatory matters, and all sales, marketing and distribution of the cardiac marker tests. However, we have not signed any other distributors or marketing partners for our clinical products at the present time, other than as described above, and there is no guarantee that any additional distributors or partners can be secured on acceptable terms, see “Risk Factors”. The distributors we have signed for our cardiac tests would not necessarily be capable of selling into other segments of the clinical markets. In December of 2008, with Roche sales and marketing in place, we discontinued the use of U.S. regional sales managers employed by Response.

Generally, RAMP® clinical products will be targeted in the two major locations at which clinical or human health POC testing is currently being used or is likely to occur, namely:

1.

Hospital POC market: Examples of tests in this market include tests for diagnosing heart attacks, CHF, blood clots, stroke, infectious disease, and therapeutic drug monitoring for use in emergency rooms, operating suites, intensive care units, intermediate care units, recovery units, general wards, outpatient clinics, nursing homes and emergency transport services; and,

2.

Physicians office and satellite facility market : Examples of tests in this market include tests for diagnosing heart attacks, CHF, infectious diseases and wellness for use in physicians' offices, walk-in clinics, and outpatient surgery centers. In the U.S., this market is limited until products are CLIA-waived, meaning that the test can be performed by any healthcare professional.

Today, our tests are largely conducted in hospitals except for in Japan where the primary target users are physicians’ offices.

Competition

The medical POC test market is comprised of five basic segments: clinical chemistry, hematology, immunoassay, blood glucose and urinalysis, plus miscellaneous other tests. Dozens of companies sell qualitative POC tests in these segments. Few companies however, participate in the quantitative POC immunoassay market. The following table summarizes our key known competitors in the POC testing market.

Competitors in Medical POC Testing Markets

(1)	Only Troponin I and CK-MB cardiac tests at this time.
(2)

Nanogen purchased the cardiac testing business from Spectral Diagnostics Inc. in February 2006 . All of the cardiac marker tests known to be offered by Nanogen are qualitative – i.e. they do not provide a numerical result, but rather are visually read. The NT-proBNP test offered by Nanogen is limited in its clinical range and requires a plasma sample. This leads to significant processing of the blood prior to testing.

(3)

The Cardiac Reader measures Troponin T rather than TnI and does not measure CK-MB. This platform uses semi-quantitative technology. This limits the upper end of their NT-proBNP assay to only 20% of the entire clinical range.

(4)	Mitsubishi Pathfast weighs 33kg, which for some would not be considered a POC system but rather a small laboratory analyzer.
(5)	These companies sell rapid Flu tests that are visually read, require precise timing and do not require an instrument.

Certain of the competitors listed in the table above have stated their intention to broaden their category offerings. In addition to the key competitors listed above, we believe that each of the major diagnostics companies has an active interest in POC testing and, as well as being potential competitors are also potential business partners.

Biosite Diagnostics Inc. (“Biosite”) has sold a three-in-one quantitative immunoassay and reader system for cardiac markers (CK-MB, Troponin I and Myoglobin) since 1999 and is currently one of the leading participants in quantitative POC cardiovascular testing on the basis of market share, revenues and technology. In 2007, Biosite was acquired by Inverness Medical Innovations Inc. in a transaction valued at $1.68 billion. Based on published list prices for the Biosite products and data from the completed multi-site clinical study entitled “Evaluation of a point-of-care assay for cardiac markers for patients suspected of acute myocardial infarction13”, we believe that RAMP® has several advantages over the competing Biosite products including product performance and menu flexibility. These results were recently replicated in an unpublished trial.

Since 2003, Abbott Point of Care, (formerly iStat Corporation) has sold a 10-minute Troponin I test for use on the i-STAT Portable Clinical Analyzer, a biosensor based technology. In 2005, Abbott Point of Care launched a CK-MB test and in 2006, launched a POC BNP test. In addition, Abbott Point of Care offers several tests for other markers in whole blood, predominantly electrolytes and blood gases. We believe the requirement for different sample types for the i-STAT markers for heart attack (TnI and CK-MB) and congestive heart failure (BNP) is a significant disadvantage as compared to the RAMP® system.

Quidel Corporation has sold rapid, qualitative tests for the detection of Flu A and B since late 1999 and their QuickVue® Influenza A+B test since late 2003. In December 2007, Quidel announced the launch of a pilot program with Roche Diagnostics in the U.S. to utilize together the QuickVue Influenza A+B test and Tamiflu, an oral antiviral flu medication, in select U.S. markets. Binax, Inc., a division of Inverness Medical, Inc., has been selling Flu A and Flu B tests under the BinaxNOW® brand since 2002 and a combined Flu A + B test since 2004.

____________________________________________________
13Wu AH, Smith A, Christenson RH, Murakami MM, Apple FS, Clin Chim Acta. 2004 Aug 16:346(2):211-9

Both of these tests have received CLIA Waived status, which allows for their use in physician office laboratories. Other tests available include ZymeTx Inc. (CLIA Waived), Becton-Dickinson and Thermo Electron Corp., which produce rapid Flu A+B tests that are not currently CLIA Waived.

Other technologies that may compete against RAMP® in the future by delivering highly sensitive, quantitative results, for some POC tests include immunosensors or biosensors and nanotechnology-based approaches. Biosensor methods use specific binding molecules such as antibodies to generate a measurable signal as a direct result of binding to their target molecule (or analyte). These technologies are extremely complex and have been under development for many years with limited commercial success to date. Immunobiosensors, to date, have limited sensitivity and are not competitive with RAMP®. Although methods of testing using biosensors and nanotechnology can be fast, they generally suffer from a significant lack of accuracy, repeatability and reliability, and can be expensive to produce. Biosensors are now in limited use for selected diagnostic applications, most notably for blood glucose monitoring using non-immunoassay methods. Nanotechnology is a relatively new and growing field that deals with the use of inert micro-etched wafers, or chips, to provide templates for chemical, biochemical, and biological processes.

Much of the research effort for recent diagnostic testing has been directed toward the development of DNA hybridization probe tests. These tests identify specific gene sequences that can be associated with certain genetically based disorders, infectious diseases and the prediction of predisposition to certain medical conditions such as cancer. Several companies, such as Becton-Dickinson and Gen-Probe Inc. are now marketing specific probe tests for infectious diseases such as tuberculosis, hepatitis, Legionnaires disease and vaginitis. DNA probe technology is useful for gene markers that have been shown to be associated with specific disease states or clinical conditions. Although more useful gene sequences are being discovered all the time, we believe they will not displace the need for high-sensitivity immunoassays; there is, for instance, no genetic change when a person has a heart attack. In addition, the RAMP® format may be applicable to hybridization probe methods if a need is found for these tests to be quantitative and at the POC.

An emerging and potentially eclipsing application of genetic testing is in the blood virus screening market. Currently, most tests for infectious diseases, such as AIDS, (HIV-1 and HIV-2); detect antibodies to the virus in the patient, which indicates exposure. While direct virus tests are not sensitive enough, genetic tests with amplification, such as polymerase chain reaction, may provide a sensitive and effective means to detect virus infection before the antibody levels rise. At this time, there are no RAMP® assays for HIV.

Regulatory Approval

The FDA, Health Canada and comparable agencies in foreign countries impose substantial requirements upon the development, manufacturing and marketing of drugs and medical devices through the regulation of laboratory and clinical testing procedures, manufacturing, marketing and distribution by requiring labeling, registration, notification, clearance or approval, record keeping and reporting, see “Risk Factors”.

Prior to sale in the United States, RAMP® clinical products will typically require pre-marketing clearance through a filing with the FDA called a 510(k) submission or a de-novo application. A 510(k) submission claims substantial equivalence to an accepted reference method or a similar, previously cleared product known as a “predicate device” and minimally takes about 100 days for approval once a submission is made. Some RAMP® tests may have applications, intended uses or detect analytes for which there are no equivalent products on the market. In such cases, the test will require pre-market approval (“PMA”), a process that requires clinical trials to demonstrate clinical utility, as well as safety and efficacy of the product. Including clinical trials, the PMA process can take approximately two years.

Marketing clearance for the RAMP® Myoglobin Test and RAMP® Reader was received in 2002. Marketing clearances for the RAMP® CK-MB Test and the RAMP® Troponin I Test were received in May 2004. The marketing clearance for the RAMP® Influenza A+B Test and the RAMP® 200 Reader was received in April 2008. The marketing clearance for the RAMP® NT-proBNP Test was received in July 2008.

For our products to be sold in the physicians’ office lab market in the U.S., we will need to obtain waiver status under the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”). A CLIA-waived test is a test that employs methodologies that are so simple and accurate as to render the likelihood of erroneous results negligible and/or pose no reasonable risk of harm to the patient if the test is performed incorrectly. CLIA-waived tests are also intended to be run by less experienced and untrained personnel.

In Canada, in vitro diagnostics are regulated by the Therapeutic Products Directorate of Health Canada (“TPD”) and are licensed for sale through submission to the TPD. The timeline for approval is similar to that of the FDA’s 510(k) process. As of January 2003, all new and existing class II, III and IV Medical Device Licenses (“MDL”) in Canada also require a valid ISO 13485 or ISO 13488 Quality System Certificate from a registrar recognized by the Canadian Medical Devices Conformity Assessment System (“CMDCAS”). Response Biomedical achieved registration to the ISO 13485:2003 standard in April 2004. An MDL was issued for the Myoglobin Test and Reader in 2002. MDLs were received for the RAMP® CK-MB Test and RAMP® Troponin I Test in August 2004; for the RAMP® NT-proBNP Test in June 2007, and for RAMP® liquid cardiac marker controls used by laboratories to verify kit performance and user technique. These controls are manufactured for Response by a U.S. company who holds the 510(k) clearance with the FDA.

In Japan, both a manufacturer’s establishment license and a product license from the Ministry of Health, Labor and Welfare (“MHLW”) are required prior to sale. The entire process takes approximately 9 to 12 months. In March 2005, our representative in Japan filed regulatory submissions with the MHLW for marketing authorization for the RAMP® cardiac products. As of 1 April 2005, the process underwent a major revision and the new licensing regulations include the requirement to contract with an in-country certified Japanese Marketing Authorization Holder (“MAH”) to be responsible for the safety and quality of the product in Japan. We received regulatory approval for the cardiac products in 2006 but have not yet contracted with an MAH or a distributor for the cardiac products in Japan.

As of 7 December 2003, all medical devices sold in the countries of the European Union (“EU”) are required to be compliant with the EU In-Vitro Diagnostic Directive (“IVDD”). All new in-vitro diagnostic devices must bear a mark, called the CE Mark, to be legally marketed in the EU after that date. The regulatory requirements for marketing are based on the classification of the individual products and EU member countries are not allowed to impose any additional requirements on medical device manufacturers other than the language used in product labeling. In April 2003, we fulfilled the requirements of the IVDD Essential Requirements for the three RAMP® cardiac tests and Reader; and in December 2006, we fulfilled the IVDD requirements for the NT-proBNP test as well as the RAMP® liquid cardiac marker controls used by laboratories to verify kit performance and user technique. Through the EC Declaration of Conformity, we are entitled to apply the CE Mark to these products. As with the FDA, future RAMP® tests may have different classifications which would require ISO 13485 registration as well as a technical file review by a registration organization, known as a Notified Body, prior to authorization to apply the CE Mark.

In other parts of the world, the regulatory process varies greatly and is subject to rapid change. Many developing countries only require an import permit from their own government agency or proof of approval from the regulatory agency in the manufacturer’s country of origin. We require our marketing and distribution partners to ensure that all regulatory requirements are met in order to sell RAMP® tests in their respective territories. In May 2004 and November 2004, our distributor in China received regulatory clearance to market the RAMP® Reader and three RAMP® cardiac marker tests. In November 2007 this distributor received clearance to market the RAMP® NT-proBNP Test. In February 2005, our distributor in Russia received regulatory clearance to market our RAMP® Reader and RAMP® cardiac marker tests.

Clinical consultants are used to support in-house resources where necessary to develop protocols and prepare regulatory submissions for government agencies such as the FDA and the TPD. We completed multi-center clinical trials for the RAMP® Myoglobin Test and the RAMP® Reader in 2001, for the RAMP® CK-MB Test and the RAMP® Troponin I Test in November 2003, for the RAMP® NT-proBNP Test in November 2006 and for the Flu A+B test and the RAMP® 200 Reader in May 2007.

On-Site Environmental Testing Market

Environmental tests are generally considered to be products and services used to detect and quantify substances and microbes in the environment that have potentially harmful effects to humans. We participate in two distinct areas of the environmental market. The first is biodefense, where RAMP® products are used for the detection and identification of threatening biological agents, and the second is the vector infectious diseases testing market, where a RAMP® product is used, for example, to test samples from mosquito pools for West Nile Virus to monitor the threat to humans.

Biodefense Market

We have developed and are selling RAMP® tests for the rapid detection and identification of anthrax, ricin, botulinum toxin and orthopox viruses (including smallpox). Our target market for our RAMP® Biodefense tests is primarily public safety institutions (or "first responders") such as fire and police departments, military installations, emergency response teams and hazardous materials (HAZMAT) units. Government agencies and corporations that handle mail are also candidates for an on-site test for anthrax. The rapid detection and identification of biological agents is an important capability affecting the management of a bioterrorism event, forming the basis of emergency response, medical treatment and consequence management. In addition, the rapid identification of biological agents facilitates the quick dismissal of hoaxes and panic-based reports, thereby reducing the logistical burden on first responders who will be required to maintain a higher level of preparedness than in the past. The increased desire to be prepared for potential terrorist attacks, particularly on the part of the U.S. government, is evidenced by numerous initiatives, including the creation of the U.S. Department of Homeland Security (“DHS”) in the aftermath of the terrorist attacks on September 11, 2001. The first priority of the DHS is to protect the United States against further terrorist attacks. Component agencies analyze threats and intelligence, guard borders and airports, protect critical infrastructure, and coordinate the response of the U.S. for future emergencies.

In recent years, we have found that significant funds and government focus appear to have been diverted away from anti-terrorism activities toward other human safety issues. In the future we expect the sale of biodefense products to continue at current or declining levels.

Marketing Plan

We market and sell our biodefense products through a network of regional distributors in the United States, and country-specific national distributors in certain other countries. These efforts are supplemented by direct sales in some geographical territories. Since October 2002, RAMP® biodefense systems have been sold in Canada, the United States, Saipan, Guam, Japan, Italy, Australia, Ireland, Israel, Korea, China, Singapore and the United Arab Emirates. Customers include UNMOVIC, the United States Air Force, the United States Army, Canadian Department of Defense, Health Canada, and the Royal Canadian Mounted Police. RAMP® Systems are being used in major U.S. markets including Chicago, Orlando, Philadelphia, Los Angeles, West Palm Beach, Atlanta, and Houston.

Competition

The following table summarizes our known competitors in the rapid on-site environmental biodefense testing market (note that this table may not include all biological agents for which these companies may have tests):

(1)	Product includes a portable reader based on reflectance technology.
(2)	Product includes a portable reader based on PCR technology.
(3)	Product includes a portable reader based on PCR technology.

A number of independent studies have been conducted on biodefense tests. The RAMP® Anthrax Test has been evaluated at four sites in the United States and Canada: DRDC Suffield,14 a division of the Canadian Department of National Defense; the Maryland State Department of Health;15 Intertox Inc.,16 a Seattle-based public and occupational health firm; and, Edgewood Chemical Biological Center, part of the U.S. Army's Aberdeen proving ground, and more recently the AOAC testing.17 Data from these four evaluations show that the RAMP® Anthrax Test meets or exceeds its product claims of reliably detecting less than 4,000 live spores, with 99-per-cent confidence in specificity. The CDC defines a lethal dose of anthrax as 10,000 spores. In November 2004, the RAMP® System was the only commercially available rapid on-site anthrax detection system of those tested that met the new performance standards introduced by AOAC for rapid immunoassay-based anthrax detection systems and to receive the AOAC Official Methods Certificate 070403 stating that the RAMP® Anthrax Test performed as we claimed and that we are authorized to display the AOAC Performance Tested certification mark. All other commercially available rapid on-site anthrax detection systems tested failed to meet the AOAC’s performance standard. A further intensive, independent field testing program conducted by AOAC and sponsored by the DHS, culminated in the announcement in September 2006 that our RAMP® Anthrax Test is the first and only biodetection product approved for field use by first responders in the United States for the detection of anthrax. We currently have approximately 320 RAMP® biodefense systems in field use by our customers, see “On-Site Environmental Testing Market, Industry Trends” and “Risk Factors”.

Other competitors include companies, including GenPrime and Scott Health and Safety, which sell products that allow the user to screen for biological materials, but do not identify a specific biothreat agent such as anthrax. We also believe that a number of diagnostics companies have an active interest in rapid on-site biodefense testing and have the potential to become either competitors or business affiliates.

Regulatory Approval

There are currently no regulatory approvals or clearances required to market on-site environmental biodefense tests in North America. There appears to be some support from the market for regulatory oversight of such testing, and regulatory agencies such as the Department of Homeland Security may in the future impose substantial requirements upon the development, manufacturing and marketing of devices through the regulation of laboratory and clinical testing procedures, manufacturing, marketing and distribution by requiring labeling, registration, pre-market notification, clearance or approval, record keeping and reporting. While additional regulatory requirements will make it more difficult for poorly performing products to participate in the market, they could also significantly increase the time and cost for companies to bring new tests to market, creating a barrier to entry.

The lack of regulatory oversight in the biodefense industry means there is virtually no independent data available for a customer to verify a manufacturer’s product claims. Since launching our Anthrax Test, we have received third party validation of the product’s performance; see “On-Site Environmental Testing Market, Competition”. However, currently, companies do not require any form of regulatory clearance to market handheld assays for the detection of biodefense threats such as anthrax, see “Risk Factors”.

The performance and field-testing programs conducted by the AOAC in 2004 through 2006 were developed in collaboration with and funded by the DHS. One of the goals of the testing programs was to develop industry performance standards. The final form and substance of these possible standards and the impact on the industry is currently unclear.

Environmental Infectious Diseases Testing Market

In June 2003, we began development and commercialization of our first product for the environmental infectious diseases testing market, a rapid, on-site test to detect the presence of West Nile Virus in mosquitoes and Corvid birds, common carriers of the virus. Following verification testing of the product at the Canadian National Microbiology Laboratory and the CDC in late summer 2003, and field-testing of the product in Pennsylvania in the fall of 2003, we commenced commercial sales of the RAMP® West Nile Virus Test in November 2003.

West Nile Virus causes flu-like symptoms in humans and in certain circumstances can attack the central nervous systems leading to paralysis and death. By 1999, the presence of West Nile Virus was detected in North America in

_____________________________________________________ 14 Defence Research and Development Canada website, August 18, 2004 .
[15] Maryland State Department of Health website, August 18, 2004 .
[16] Intertox Inc. website, August 18, 2004.
[17] The U.S. Army Aberdeen Proving Ground website, August 18, 2004.

the New York City area. By the end of 2001, the virus had spread to 27 states with 66 confirmed human cases of illness, including nine deaths. During 2001, West Nile virus was detected for the first time in Canada.

Transmission of the disease to humans occurs when a mosquito bites an infected host, usually a crow or blue jay, and then in turn bites a human being. Very little West Nile Virus is needed to cause viral replication and manifest as symptoms in an infected person. In North America, West Nile Virus has a specific season, which begins around May and ends around September, when the temperature drops, and the mosquito population drops.

Market and Marketing Plan

Currently, public health management of West Nile Virus (“WNV”) is primarily handled through surveillance and testing for the virus in mosquito populations on a regional basis throughout North America. Testing protocols, if they exist at all, differ widely from region to region. When we entered the market in 2003, all WNV testing was performed using either a product called VecTest, an inexpensive, portable immunoassay that had been on the market since 2000, or laboratory-based PCR tests, which are considered the “gold standard” due to their accuracy. However PCR is relatively time-consuming (approximately 4 hours) and expensive (approximate cost per test of $80 - $120 and approximate system cost of $50,000 to $100,000). Conversely, VecTest has other performance disadvantages such as lesser sensitivity in detecting the virus in mosquitoes. The performance and cost gap between VecTest and PCR afforded us the opportunity to introduce our RAMP® System as an effective screening alternative.

The market for our West Nile Virus Test is comprised of the following end users: state public health/veterinary labs; mosquito control districts; and, universities. U.S. state government testing figures for 2002 - 2003 indicated that the average state tested approximately 3,500 mosquito pools and 1,000 birds. It is estimated that approximately 279,000 tests are performed throughout North America each year to screen for West Nile Virus. We launched our WNV Test expecting that initial sales would be derived from a mixture of both direct sales and sales generated via distribution partners. On December 1, 2003, we entered into a sole distribution agreement with ADAPCO Inc., the largest distributor of mosquito control products in the United States.

Market and Marketing Plan – Avian Flu

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

Regulatory Approval

There is no regulatory clearance required for our RAMP® West Nile Virus Test because it is only used for testing mosquitoes. If we develop a Flu A or H5N1 screening test for birds, it will require regulatory clearance in some countries, such as the United States, where such tests are regulated by the Center for Veterinary Biologics division of the Department of Agriculture.

Operations and Manufacturing

We sell RAMP® Systems for clinical and environmental use. A RAMP® System consists of a Reader and Kits of applicable RAMP® tests. Manufacturing of the Reader is currently outsourced to an electronics manufacturer that we have qualified, located in British Columbia. We manufacture all Kits in-house in order to maximize return on investment, protect proprietary technology, and ensure compliance with government and internal quality standards. Kit manufacturing includes reagent and component production, cartridge assembly and final packaging.

In advance of expected growth of its products, the Company has been investing significantly, since 2007, to increase automation, quality and capacity of its manufacturing operations. We coordinate all support operations including customer support, technical and instrument service, production planning, shipping and receiving from our corporate headquarters in Vancouver, British Columbia. In March 2008, we moved into a leased, multi-use, 46,000 square foot facility in Vancouver, British Columbia. The facility houses all of our operations and will allow us to achieve our projected manufacturing capacity targets during the term of the agreement. Once manufacturing scale up is complete, our test production capacity will have increased from approximately 500,000 tests per shift per year to approximately 4 million tests per shift per year. The initial term of the agreement is 15 years with two 5-year renewal options.

Where possible, we require distribution and marketing partners to provide a twelve-month rolling forecast in order to ensure timely and adequate product supply and to allow efficient production, materials, shipping and inventory planning, see “Risk Factors". We plan to meet cost and quality targets through strict scale-up validation procedures and by negotiating supplier agreements for key materials. Final packaging, inventory storage and product distribution to marketing partners will be managed in accordance with individual partner agreements.

The primary raw materials for a test cartridge consist of: antibody reagents, nitrocellulose membrane and injection molded plastic parts to act as a housing for the cartridge assembly. Additionally there are several miscellaneous peripherals required to enable the test to be effective including a sample transfer device, for placing the sample being tested into the cartridge, for use with reagent-containing tips, and a solution for diluting the test sample. The antibody reagents are generally the most costly and critical component of a RAMP® test and can account for in excess of 30% of the standard material cost.

Suppliers

We own the design, molds and tooling for the RAMP® Reader; however, we have them manufactured and supplied to us under contract. We have qualified a contract manufacturer located in British Columbia who manufactures and assembles RAMP® Readers to our design and specifications. The contract manufacturer has multiple manufacturing sites in North America and easily has the manufacturing capacity to meet our anticipated volume requirements in the future.

Most of the raw materials for the RAMP® System are easily obtained or manufactured by a wide variety of suppliers and we maintain contact with alternative sources of supply, which we can turn to in the event parts are unavailable from our primary suppliers. As most of these raw materials are commodity items, they are generally available at prices and in quantities comparable to what we obtain from our primary suppliers. The main exceptions to this are the specific antibody reagents used for each test. Antibodies are often only available from a limited number of commercial sources and can vary widely in quantity, quality and expense, depending on the test. From time to time, antibodies can also be sourced from research, academic and government organizations. The performance characteristics of our tests will vary depending on the different antibodies used. Further, the antibodies are typically combined with a variety of reagents to enhance performance, shelf life, or stability of each test, not unlike the ingredients in a food recipe. A significant amount of our proprietary technology and know-how relates to the specific antibodies used in our tests and the additional mix of reagents used to enhance them.

In certain situations where we locate a particular antibody or other key reagent of importance, if we believe it is prudent to do so, we may consider entering into a supply contract with the reagent supplier to help ensure a more consistent and reliable supply of reagent material. Alternatively, we can inventory large quantities of the material if the cost is not prohibitive.

To mitigate the possibility that an antibody from one of our primary suppliers becomes unavailable, we periodically evaluate the availability of alternate suppliers. However, as the new antibody may have properties different from the previous one, considerable cost and effort would likely be required to optimize a new reagent mix such that the new test would meet the required performance levels, and further, there is no assurance we would successfully be able to develop a new test which would be commercially acceptable. In addition, an uncorrected impurity or variation in a raw material, either unknown to us or incompatible with our manufacturing processes could result in products that, if developed, may require us to enter into additional supplier arrangements for additional reagents to correct the variation or impurity. Consequently, a major interruption in the supply or the unavailability of a sole-sourced antibody would likely have a material adverse effect on our ability to manufacture these products until a new source of supply is located and sufficient development is conducted to commercialize the new test. If we are not able to enter into new supplier arrangements on commercially reasonable terms, or at all, there could be a material adverse effect on our ability to manufacture products, see “Risk Factors”.

Customer and Technical Services

For sales growth, we believe it is important to ensure that customer service and technical support for our products be provided at a level of excellence defined by the end customers. Customer service (order entry, product information, pricing and availability), conducted by trained and service-oriented representatives, is one of our goals in delivering RAMP® products to customers.

Technical support includes providing the end-user with general information on the safe and effective use and application of the product. As part of our ongoing efforts to support our customers, we are developing a library of informational documents to assist clinical customers in implementation and maintenance of our test systems in accordance with local, state/provincial and national accreditation agencies. A formal procedure for recording, reviewing and responding to customers' technical questions, issues, or any problems that result in a customer complaint has been implemented under our Quality System. We maintain the required traceability of our products to the end user in the event we are required to institute a recall of any sort. In the event a potential liability arises as a result of a performance issue or failure of our RAMP® tests in the field, we carry product liability insurance coverage that we believe is appropriate for our current business, see “Risk Factors”.

Intellectual Property

We rely on a combination of patents, trademarks, confidential procedures, contractual provisions and similar measures to protect our proprietary information. To develop and maintain our competitive position, we also rely upon continuing invention, trade secrets and technical know-how.

It has been our practice to periodically file for patent and trademark protection in the U.S. and other countries with significant markets, such as Canada, Western European countries, Japan and China. No assurance can be given that patents or trademarks will be issued to us pursuant to our applications or that our patent portfolio will provide us with a meaningful level of commercial protection. We file patent applications on our own behalf as assignee and, when appropriate, have filed and expect to continue to file, applications jointly with our collaborators. Our ability to obtain and enforce patents is uncertain and we cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us, see “Risk Factors”.

We hold an exclusive license to technology from the University of British Columbia, which has resulted in one issued U.S. patent, and three issued foreign patents. Subsequently, we have been issued an additional 3 patents in the U.S., and have been granted 1 patent in another country. These patents have expiration dates ranging from 2016 to 2022. These patents generally relate to our RAMP® technology. We have pending applications for nine additional U.S. patents and numerous foreign counterparts as well as one pending patent filed with joint inventorship and assignment with one of our partners. We have 2 registered trademarks. We have also licensed technology from third parties on a non-exclusive basis to allow us to grow our business in specific areas. For example, we entered into a non-exclusive license agreement with Roche Diagnostics of Germany for certain intellectual property controlled by Roche, which enables us to develop, manufacture and sell a rapid test for NT-proBNP to assist in the diagnosis and management of congestive heart failure. We may require additional licenses for new products. Such licenses could include substantial up-front payments, as well as ongoing royalties on product sales.

We seek to protect our trade secrets and technology by entering into confidentiality agreements with employees and third parties (such as potential licensees, customers, strategic partners and consultants). In addition, we have implemented certain security measures in our laboratories and offices. Despite such efforts, no assurance can be given that the confidentiality of our proprietary information can be maintained. Also, to the extent that consultants or contracting parties apply technical or scientific information independently developed by them to our projects, disputes may arise as to the proprietary rights to such data.

Organizational Structure

Response Biomedical Corp. has two wholly owned subsidiaries, Response Biomedical Inc. and Response Development Inc. Response Biomedical Inc., incorporated pursuant to the laws of Washington State on 31 March 1997, is an active subsidiary of our Company but has no operations of its own. Response Development Inc. was incorporated pursuant to the laws of British Columbia on 31 October 1986, is inactive, and was purchased in its entirety by Response Biomedical Corp. pursuant to a share purchase agreement dated December 16, 1999.

D. Property, Plants and Equipment

Facilities

In May 2007, we entered into an agreement to lease a multi-use, 46,000 square foot facility in Vancouver, British Columbia. The facility houses all of our operations as at the end of March 2008 and requires us to pay approximately $160,000 per month in rent and operating expenses beginning in February 2008. Initial capital modifications to the facility were paid by the landlord and managed by the Company. The agreement has an initial term of 15 years with two 5-year renewal options. To secure the lease, we are required to maintain a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $870,610. For additional information regarding the productive capacity and extent of utilization of our current facility and our plans and projected capacity with respect to the potential new facility, see “Operations and Manufacturing”.

Some of the research and development work conducted by us is performed in a biohazard level (“BL”) 1 laboratory. Certain of our activities, however, are performed in a BL2 contained laboratory, which has special ventilation requirements. The BL2 facility is certified on an annual basis in accordance with these requirements.

As part of our development and manufacturing process, biomedical waste, primarily in the form of blood samples, is generated. This material is disposed of through specially contracted waste pickup. We do not handle or produce dangerous biological materials and there are no special environmental issues that affect our production capability. All of the materials used to test the Biodefense assays are inactivated and handled under appropriate laboratory conditions.

Equipment and Other Property

As at 31 December 2008, we owned tangible fixed assets with a net book value of $12,316,173, consisting primarily of leasehold improvements totaling $9,234,447, manufacturing equipment and molds of $1,919,255, office furniture and equipment totaling $780,786, computer equipment of $212,868 and laboratory furniture and equipment totaling $168,817.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the related notes therein, which are prepared in accordance with Canadian GAAP. These accounting principles differ in certain respects from U.S. GAAP. The differences as they affect our consolidated financial statements are described in Note 17 to the audited consolidated financial statements.

We have not been profitable since inception and expect to continue incurring operational losses through 2009 at least as we continue to commercialize our products, with the first full year of sales from Roche Diagnostics and 3M expected in 2009. These losses are due primarily to the cost of commercialization of our products and the cost of our research and development programs. Since inception, we have financed our operations and capital expenditures primarily through equity and debt offerings and, to a much lesser extent, government grants.

While we continue to generate revenues from product sales, these revenues are not yet sufficient to sustain our operating requirements and growth. We will be required to obtain additional sources of funding from equity or debt financing or to the extent negotiated, partnering, licensing and collaborative research agreements. All or a portion of the payments that may be received under these arrangements will likely be conditional on our achieving certain development milestones.

During the projected economic downturn, there is greater risk that end-user customers of the Company’s product may be slower to make purchase commitments, which may negatively impact sales of the Company’s new and existing products.

A. Operating Results

General

Beginning in the fourth quarter of fiscal 2002, we transitioned from a research and development company to a company with commercial sales of RAMP® products. In the beginning these sales were predominantly in the biodefense marketplace, however in the last three years this has shifted predominantly to our clinical products. To support our continued growth, we have put in place a manufacturing infrastructure and negotiated key partnerships to support the sales and marketing of our various products. Research and development is being focused on developing new partner-funded tests to be commercialized by our strategic partners and to enhance existing products used on the RAMP® technology. As at 31 December 2008, cumulative product sales related to RAMP® systems (including cartridge sales) of approximately $18,439,000 have been realized. We received FDA regulatory clearance for our RAMP® CK-MB and Troponin I tests in May 2004 and commercially launched our cardiac products in the U.S. in January 2005. We subsequently received FDA regulatory clearance for our Rapid Influenza A+B test and our RAMP® 200 Reader in April 2008 and a similar FDA clearance for our NT-proBNP test in July 2008. 3M has an exclusive license to commercialize our infectious diseases line of products and Roche Diagnostics has a similar license for our cardiovascular line of products. Roche Diagnostics intends to launch the cardiovascular line of products in the U.S. in early 2009. For the rest of world, we presently have a sales manager who manages a number of international distributors, responsible for distribution of RAMP® products outside the United States and Japan. Our Japanese partner, Shionogi, distributes and markets our BNP systems in Japan. Current revenues are derived primarily from the sale of Troponin I tests, Shionospot BNP tests, NT-ProBNP tests, FLU A/B tests, West Nile Virus tests, RAMP® Reader and RAMP® 200 Readers. The Reader available to Roche for marketing is the Roche Cardiac 200 Reader.

Year Ended 31 December 2008 Compared with Year Ended 21 December 2007

For the year ended 31 December 2008, we reported a loss of $13,663,656 or $0.10 per share, compared to a loss of $13,901,041 or $0.12 per share in 2007. The decrease in loss is primarily due to lower expenses incurred across all departments, higher contract service revenue from collaborative research arrangement and a foreign exchange gain in 2008 versus a loss in 2007, offset by higher interest expense, lower interest income and decreased margins on product sales.

Revenues and Cost of Sales

Revenues fro gross margin from product sales for the year ended December 31, 2008 was negative 7% m product sales for the year ended 31 December 2008 were $4,899,841 compared to $3,557,244 in 2007, an increase of 38%.

Clinical products revenue for the year ended December 31, 2008 increased 66% to $3,683,706 compared to $2,222,642 in 2007. This increase was primarily the result of the launch of new products, the RAMP® 200 Reader and the 3M™ Rapid Detection Flu A+B Test, and a net increase in demand for existing products from distributors and marketing partners. In the long-term, the Company expects clinical products revenue to increase as newly launched products penetrate the marketplace and the Company completes the scale up and automation of its manufacturing operations. In the short term, the clinical products revenue may vary depending on the timing of orders from the Company’s distributors and marketing partners.

Vector products (West Nile Virus) revenue for the year ended December 31, 2008 increased 42% to $721,117 compared to $506,631 in 2007. This increase was primarily due to expanded usage by US municipal health authorities, increased sales efforts by distributors and the timing of shipments. In the future, the Company expects the sales of West Nile Virus products to continue at similar or increasing levels.

Biodefense products revenue for the year ended December 31, 2008 decreased 40% to $495,018 compared to $827,971 in 2007. The decrease was primarily due to reduced funding from governmental agencies for deployed detection capabilities, general decrease in concern over biological attacks, a substantially penetrated target market and the timing of significant one-time bio-defense system orders. In the future, the Company expects the sale of Biodefense products to continue at similar or declining levels.

Contract service fees and revenue from collaborative research arrangements for the year ended December 31, 2008 increased 85% to $976,496 compared to $526,872 in 2007. The variability is primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations. The Company expects contract service fees and revenue from collaborative research arrangements to increase as a result of funding by its partners for further advancements resulting in greater market competitiveness for some assays currently available for sale as well as the development of new assays to expand and complement our existing products.

Cost of sales for the year ended 31 December 2008 was $5,227,156 compared to $3,201,626 in 2007, an increase of 63%. Cost of sales includes direct manufacturing, labour and material costs and allocated overhead.

Gross margin for the year ended 31 December 2008 decreased to negative 7% compared to positive 10% in 2007, due to a shift in product mix, increased costs related to the new facility and implementation of new manufacturing equipment, processes and personnel as a result of the Company’s scale up efforts. We expect variation in gross margin based on product mix and, in the short term, negative gross margins due to the scale up and automation of our manufacturing operations in anticipation of growth in our clinical products business.

Expenses

Research and development expenditures for the year ended 31 December 2008 decreased 5% to $6,776,691 from $7,167,758 in 2007. This decrease was mainly as a result of the final license fees expense related to commercialization of a RAMP® test using a proprietary marker, incurred in 2007 but not in 2008, in the amount of $820,000, lower costs incurred by us for product development and support activities in the amount of $626,000 partially offset by increased payroll costs of $846,000, additional amortization charges mainly related to the new facility in the amount of $183,000 and increased overhead costs totaling $60,000.

General and administrative expenditures for the year ended 31 December 2008 decreased 11% to $4,451,224 from $5,029,195 in 2007. The decrease was primarily due to reduced allocations for rent expense in the amount of $434,000 which in 2007 and in first quarter of 2008 included charges related to the rent free period of the new facility lease agreement that prior to occupancy of the new facility were fully charged to general and administrative expenses. Expenditures in the year 2007 includes one–time charges incurred for listing the Company's common shares on the TSX in the amount of $155,000 and fees related to the recruitment of executive personnel in the amount of $119,000 that were not incurred in 2008. This decrease was partially offset by additional amortization charges and overhead expenditures mainly related to the new facility totaling $106,000 and $33,000 respectively, and moving costs related to the transition to the new facility totaling $16,000.

Marketing and business development expenditures for the year ended 31 December 2008 decreased 1% to $2,425,673 from $2,457,621 in 2007. This decrease was a result of reduced travel expenses totaling $81,000, lower selling expenses totaling $37,000 and reduced payroll costs in the amount of $32,000. This decrease was partially offset by additional amortization charges mainly related to the new facility in the amount of $50,000, increased rent and overhead expenses totaling $27,000, increased stock-based compensation expense in the amount of $22,000 and higher administrative expenses totaling $20,000.

Other Income/Expenses

For the year ended 31 December 2008, interest expense amounted to $785,790 compared to $851 in 2007. The increase is due to the interest portion of the repayment of the repayable leasehold improvement allowance related to the new facility operating lease agreement.

During the year ended 31 December 2008, the Company earned interest income of $119,905 as compared to $359,543 in 2007. The decrease was a result of lower average funds on deposit and declining interest rates.

Selected Quarterly Information 2008 and 2007

The table below sets forth selected data from our unaudited consolidated financial statements prepared in accordance with Canadian GAAP for the eight previous quarters ended 31 December 2008.

	4th Quarter $	3rd Quarter $	2nd Quarter $	1st Quarter $	Total $
2008
Total Revenue	2,234,571	1,471,130	997,515	1,173,121	5,876,337
Loss	2,694,449	3,684,602	3,740,494	3,544,111	13,663,656
Loss per Share – Basic and Diluted	0.02	0.03	0. 03	0. 03	0.10
Total Assets	19,394,907	17,823,547	21,553,341	25,187,741	19,394,907
2007
Total Revenue	982,273	1,021,843	999,536	1,080,464	4,084,116
Loss	4,299,946	2,892,230	3. 987.766	2,721,099	13,901,041
Loss per Share – Basic and Diluted	0.04	0.02	0. 03	0. 02	0.12
Total Assets	17,938,351	16,473,216	7,593,556	10,431,436	17,938,351

Quarter-to-quarter variability in product revenue was driven primarily by the following factors:

  The timing of cardiac product orders from the Company’s distributors in China and Japan;

  The timing of significant bio-defense system orders;

  Seasonality related to the demand for RAMP® West Nile Virus products as well as significant penetration of this market; and

  Additional revenues from the introduction of new products, such as the RAMP® 200 Reader and the 3M™ Rapid Detection Flu A+B Test.

Quarter to quarter variability in contract service fees and revenue from collaborative research arrangements is primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations.

The quarter to quarter fluctuations in losses reported were primarily the result of the variability of gross margins on product sales resulting from changes in product mix, charges incurred due to the scale up and automation of the Company’s manufacturing operations in anticipation of growth in its clinical products business, variability in expenses incurred for product development and product support activities, the timing of recognition of contract service fees and revenues from collaborative research arrangements, fluctuations in interest income and foreign exchange gains or losses.

Total assets as at 31 December 2008 increased to $19,394,907 from $17,938,351 as at 31 December 2007, an increase of 8%. This increase was primarily due to leasehold improvements inducement capitalized as a result of the Company’s 15 year lease agreement for a new premise in the amount of $6,744,000, further amounts capitalized for office furnishings related to the new facility in the amount of $364,000, increase in level of inventory to support forecasted growth in sales in the amount of $1,258,000 and an increase in trade receivables of $249,000. This increase was partially offset by a decrease in balance of cash and cash equivalents in the amount of $5,919,000 and a decrease in funds receivable from the landlord in the amount of $1,258,000 for the new facility leasehold improvement allowance.

Selected Annual Information 2008, 2007, 2006

The following table sets forth consolidated financial data for our last three fiscal years.

	2008 $	2007 $	2006 $
Product Revenue	4,899,841	3,557,244	3,786,337
Cost of Sales	5,227,156	3,201,626	2,311,412
Gross Profit	-327,315	355,618	1,474,925
Gross Margin on Product Sales	-7%	10%	39%
Services Revenue	976,496	526,872	633,721
Total Revenue	5,876,337	4,084,116	4,420,058
Expenses	13,653,588	14,654,574	11. 536,543
Loss for the Year	13,663,656	13,901,041	9,328,167
Loss per share – Basic and Diluted	0. 10	0. 12	0.10
Total Assets	19,394,907	17,938,351	12,966,931
Total Long-Term Obligations(1)	9,558,668	2,941,295	–

1)The long-term obligation balance in 2008 and 2007 represents the lease inducements recorded as a result of the Company’s 15 year lease agreement for a new premise as described in note 9 to the consolidated financial statements as at 31 December 2008.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

For the year ended December 31, 2007, the Company reported a loss of $13,901,041 or $0.14 compared to a loss of $9,328,167 or $0.10 per share for 2006. The increase in loss for the year ended December 31, 2007 compared to 2006 was primarily due to decreased margins on product sales, increased research and development activity, higher compensation expenses, additional rent expense for the rent free period of the new facility lease agreement, additional costs related to compliance with the Sarbanes-Oxley Act of 2002, and foreign exchange losses as a result of cash and cash equivalents and short-term investments held in US dollars partially offset by increased interest income.

Revenue and Cost of Sales

Revenues from product sales for the year ended December 31, 2007 decreased 6% to $3,557,244 compared to $3,786,337 for the same periods in 2006.

Clinical products revenue for the year ended December 31, 2007 decreased 6% to $2,222,642 compared to $2,356,187 for the same period in 2006. The decrease was mainly due to decreased reader sales offset partially by increased test sales. Test sales have increased mainly as a result of servicing a larger customer base. In the long-term, the Company expects clinical products revenue to increase as new products are launched and the Company scales up and automates its manufacturing operations. In the short term, the clinical products revenue may vary depending on the timing of cardiac product orders from its distributors.

West Nile Virus revenue for the year ended December 31, 2007, decreased 22% to $506,631 compared to $646,032 in 2006. This decrease was primarily due to a reduction in new placements as opportunity for additional market penetration has been limited. In the future, the Company expects the sales of West Nile Virus products to continue at similar levels.

Biodefense products revenue for the year ended December 31, 2007, increased 6% to $827,971 compared to $784,118 in 2006. The variability was primarily due to the timing of significant one-time bio-defense system orders. In the future, the Company expects this variability to continue.

Contract service fees and revenue from collaborative research agreements for the year ended December 31, 2007 decreased 17% to $526,872 compared to $633,721 in 2006. The variability was primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations. The Company expects this variability to continue.

Cost of sales for the year ended December 31, 2007 was $3,201,626 compared to $2,311,412 in 2006, an increase of 39%. Cost of product sales includes direct manufacturing labour and materials costs, allocated overhead including depreciation, and non-cash stock-based compensation related to the granting of stock options to employees and consultants engaged in manufacturing activities.

Overall gross margin from product sales for the year ended December 31, 2007 was 10% compared to 39% in 2006. The decrease in gross margin was primarily due to a decrease in higher margin reader sales and increased costs related to the implementation of new manufacturing equipment, processes and personnel as a result of the Company’s scale up efforts. Further contributing to the reduced margin were increased payroll, recruiting costs and other expenses incurred to support the scale up of manufacturing operations. The Company expects variation in gross margin based on product mix and, in the short term, lower gross margins due to the scale up and automation of its manufacturing operations in anticipation of growth in its clinical products business.

Expenses

Research and development expenses for the year ended December 31, 2007 increased to $7,167,758 from $6,393,641 in 2006, an increase of 12%. The increase was primarily due to higher payroll costs to support product development activities in the amount of $364,000, higher costs incurred by the Company in the development of a next generation RAMP reader in the amount of $234,000, increased legal fees incurred in relation to patents and trademarks totaling $178,000, short term incentive plan accruals in the amount of $73,000 and increased stock based compensation expense totaling $20,000. This increase is partially offset by a reduction in allocated overhead, amortization and administrative expenses totaling $89,000.

Marketing and business development expenses for the year ended December 31, 2007 were $2,457,621 compared to $2,597,189 in 2006, a decrease of 5%. The decrease was largely due to a reduction in selling expenses totaling $111,000 primarily related to lower advertising costs, lower professional fees related to clinical support activities totaling $108,000, lower stock-based compensation expense totaling $75,000, and decreased travel costs in the amount of $15,000. This decrease was offset by increased payroll costs and incentive plan accruals in the amount of $79,000, increased overhead, amortization and administrative expenses totaling $70,000, and higher legal costs related to potential partnering activities in the amount of $38,000.

General and administrative expenses for the year ended December 31, 2007 were $5,029,195 compared to $2,545,713 in 2006, an increase of 98%. The increase in 2007, was primarily due to an additional rent expense charge of $753,000 related to the rent free period of the new facility lease agreement, transitional executive salary costs in the amount of $380,000, increased payroll costs and recruitment expenses incurred for human resources, investor relations and accounting personnel totaling $375,000, costs incurred for compliance with Sarbanes-Oxley Act of 2002 totaling $285,000, strategic consulting services fees of $250,000 incurred in relation to a private placement financing in July 2007 and fees incurred in relation to listing the Company’s common shares on the TSX in the amount of $155,000. In addition, the increase in 2007 was due to increased travel expenses in the amount of $105,000, incentive plan accruals totaling $91,000, higher stock-based compensation expense in the amount of $91,000, higher audit costs totaling $78,000 and executive recruitment costs in the amount of $69,000. This increase was partially offset by lower consulting fees in the amount of $83,000, director’s joining fees incurred in 2006 but not in 2007 in the amount of $80,000 and decreased allocations for overhead and administrative charges totaling $65,000.

Other Income/Expenses

For the year December 31, 2007, miscellaneous interest expense amounted to $851 compared to $74,849 in 2006 for debentures, including accretion, a line of credit and other interest expense.

Amortization of deferred financing costs for the year ended December 31, 2007 was $Nil [2006 - $37,926]. The 2006 costs related to the amortization of the estimated fair value of warrants issued to a guarantor as part of a credit facility agreement and finance costs related to convertible debentures issued in October 2005.

During the year ended December 31, 2007, the Company earned interest income of $359,543 [2006 - $135,663] relating to higher average funds on deposit.

During the year ended December 31, 2007, the Company had foreign exchange losses of $491,979 [2006 - $76,719]. The increased foreign exchange loss was largely due to significant balances of cash and cash equivalents and short-term investments held in US dollars affected negatively by a decline in the value of the US dollar as compared to the Canadian dollar. The Company used the exchange rate posted on the Federal Reserve Bank of New York website (www.ny.frb.org) for the last business day of the period. The exchange rate as at December 31, 2007 was $1.0120 US per CDN dollar [December 31, 2006 – $.8582 US per CDN dollar].

B. Liquidity and Capital Resources

General

The Company has financed its operations primarily through equity and debt financings. As of 31 December 2008, the Company has raised approximately $80 million from the sale and issuance of equity securities and convertible debt, net of issue costs.

As at 31 December 2008, the Company had a working capital balance of $2,946,788, a decrease of $5,193,823 compared to $8,140,611 as at 31 December 2008. In the fourth quarter of 2008, the Company took measures to reduce operating expenses and its net use of cash, however depending on the ramp up of sales by the Company’s partners, requirements for working capital will increase. For the year ended 31 December 2008, the Company relied primarily on cash on hand, proceeds from the exercise of share purchase warrants and stock options and a private placement financing to fund its expenditures. The Company also relied on a repayable leasehold improvement allowance from its landlord to fund capital expenditures related to the new facility.

For the year ended 31 December 2008, the Company incurred losses of $13,663,656 compared to $13,901,041 in 2007. Until the Company receives greater revenue from product sales, it will need to fund its operations from a combination of the funds on hand, issuance of equity securities and warrants, contract service fees, revenues from collaborative research arrangements, exercise of options and warrants, funding from partners and debt financing, as appropriate and where available. The Company requires additional funds and is actively pursuing financing alternatives however, no assurance can be given that sufficient funds will be available to the Company as and when required, particularly given the current capital market instability. See “Risk Factors”.

Material Commitments for Capital Expenditures

At 31 December 2008, we had no commitments or provisions for material capital expenditures.

Year Ended 31 December 2008 Compared with Year Ended 31 December 2007.

During the year ended 31 December 2008, we received net proceeds of $4,679,248 from the sale of equity securities through private placement, as compared to $11,123,331 for the year ended 31 December 2007.

During the year ended 31 December 2008, we received net proceeds of $Nil from the sale of convertible debentures through private placement, as compared to $Nil for the year ended 31 December 2007.

During the year ended 31 December 2008, we received net proceeds of $3,934,169 from the exercise of warrants and stock options into shares, as compared to $2,430,571 for the year ended 31 December 2007.

Our working capital balance was $2,946,788 as at December 31, 2008, a decrease of $5,193,823 compared to $8,140,611 as at 31 December 2007. In the fourth quarter of 2008, the Company took measures to reduce operating expenses and its net use of cash, however depending on the ramp up of sales by the Company’s partners, requirements for working capital could increase. For the year ended 31 December 2008, the Company relied primarily on cash on hand, proceeds from the exercise of share purchase warrants and stock options and a private placement financing to fund its expenditures. The Company also relied on a repayable leasehold improvement allowance from its landlord to fund capital expenditures related to the new facility.

For the year ended 31 December 2008, we incurred a loss of $13,663,656 versus a loss of $13,901,041 in 2007. Although revenue from product sales has increased, we anticipate continued losses before the end of 2010. We intend to continue to fund our operations from a combination of the issuance of equity securities, revenue from product sales, contract service fees, revenue from collaborative research arrangements, and possibly additional debt financing.

As at 31 December 2008, we had 17,001,668 warrants outstanding at an exercise price of $0.20 per share, which if fully exercised, would result in the receipt of approximately $3.4 million. The Company also had 10,732,595 stock options outstanding of which 2,268,260 were exercisable at prices between $.12 and $1.10 per share and which, if fully exercised, would result in the receipt of approximately $1.6 million.

Year Ended 31 December 2007 Compared with Year Ended 31 December 2006

During the year ended 31 December 2007, we received net proceeds of $11,123,331 from the sale of equity securities through private placement, as compared to $17,940,140 for the year ended 31 December 2006.

During the year ended 31 December 2007, we received net proceeds of $2,430,571 from the exercise of warrants and stock options into shares, as compared to $1,371,999 for the year ended 31 December 2006.

Our working capital balance was $8,140,611 as at 31 December 2007, a decrease of $1,133,182 compared to $9,273,793 as at 31 December 2006. With the growth of its operations, the Company’s requirements for working capital increased; accordingly, during the year ended 31 December 2007, the Company closed a private placement equity financing generating net proceeds of $11,123,331. For the year ended 31 December 2007, we relied primarily on cash on hand, proceeds from the private placement, and exercise of share purchase warrants and stock options to fund its expenditures. The Company also relied on a repayable leasehold improvement allowance from its landlord to fund capital expenditures related to the new facility.

For the year ended 31 December 2007, we incurred a loss of $13,901,041 versus a loss of $9,328,167 in 2006.

As at 31 December 2007, we had 12,094,534 warrants outstanding at an exercise price of $0.62 per share, which if fully exercised, would result in the receipt of approximately $7.5 million. The Company also had 10,578,375 stock options outstanding of which 2,548,057 were exercisable at prices between $0.33 and $1.10 per share and which, if fully exercised, would result in the receipt of approximately $1.7 million.

C. Research and Development, Patents and Licenses

As of 31 December 2008, we had moved from a development stage company to an operating company. Our primary expenditures were on research and development of the RAMP® diagnostic system. The following table summarizes research and development, and includes share-based compensation, as well as patent and licensing expenses, both in dollar terms as well as a percentage of total operating expenses, for the last three fiscal years.

Fiscal Year	Research & Development Expenses ($) (1)	Percentage of Operating Expenses	Patent and Licensing Expenses ($) (2)	Percentage of Operating Expenses
2008	6,776,691	50%	162,800	1%
2007	7,167,758	49%	1,226,468	8%
2006	6,393,641	55%	996,240	9%

(1)	Includes share-based compensation.
(2)	Includes license fees paid to Roche Diagnostics GmbH (“Roche”) for Rights to develop a rapid test for NT-proBNP.

D. Trend Information

There are several external trends, which we believe will have an impact on our business and prospects:

  The medical device market is already characterized by a high degree of regulation governing the manufacture, sale and use of various medical devices. This trend is expected to continue.

  In all markets, the effect of government regulations may be to prevent or to delay marketing and pricing of any new products for a considerable or indefinite period or to require additional studies prior to approval . Federal, state and foreign regulations, or lack thereof, regarding the sale of environmental testing devices are subject to change. We cannot predict what impact, if any, such changes may have on our business.

  The inability to predict the biodefense market is likely to remain for some time.

E. Off-balance Sheet arrangements

We have not had any off-balance sheet arrangements during the year ended 31 December 2008, nor did we have any off-balance sheet arrangements as at 31 December 2007, or as at 28 February 2009.

F. Tabular Disclosure of Contractual Obligations

As at 31 December 2008, we had the following contractual obligations:

Commitments and Obligations	Total $	1 Year $	2-3 Years $	4-5 Years $	> 5 Years $
Equipment Operating Lease	98,280	30,240	60,480	7,560	-
License Fees	88,000	11,000	33,000	22,000	22,000
Equipment	1,962	1,962	-	-	-
Repayable Leasehold Allowance	15,046,297	1,066,643	2,123,492	2,123,492	9,732,670
Facility Sublease	14,541,925	830,868	1,789,141	1,885,104	10,036,812
Convertible Debentures principal	-	-	-	-	-
Convertible debentures interest	-	-	-	-	-

Item 6. Directors, Senior Management and Employees A. Directors and Senior Management

Our current directors and officers, their positions and the periods during which each has served in their positions as directors or officers are as follows:

Name	Age	Position	Period Served
Richard J. Bastiani, PhD.	66	Director, Chairman of the Board	Since March 2006
Anthony F. Holler, MD	57	Director	Since March 2006
Todd R. Patrick	46	Director	Since March 2006
Richard K. Bear	46	Director	Since March 2006
Ian A. Webb	58	Director	Since March 2006
S. Wayne Kay	58	Director Chief Executive Officer	Since September 2007 Since September 2007
Livleen Kaler	31	Director, Finance and Administration(2)	Since December 2008
Duane A. Morris	58	Chief Operating Officer	Since February 2007
Paul C. Harris, Ph.D.	55	Vice President, Research and Development	Since 1998
Reed W. Simmons (1)	56	Vice President, Manufacturing	Since 2003

(1)	Reed Simmons left the Company on 31 December 2008.
(2)	Director, Finance and Administration is the title held by Livleen Kaler. She is not on the Board.

The business background and principal occupations of the directors and senior management are as follows:

Richard Bastiani, Ph.D. - Director, Chairman of the Board

Dr. Bastiani has served as one of our directors since March 2006. Formerly the Chairman of ID Biomedical Corporation until GlaxoSmithKline acquired it in December 2005, Dr. Bastiani has a long history in the life sciences industry with considerable operational expertise in developing and commercializing innovative technology, and building successful businesses. He has served on the board of Abaxis Inc., which specializes in POC diagnostics, since September 1995. Dr. Bastiani retired in November 1998. From August 1995 to October 1998, he was President of Dendreon, a biotechnology company developing cell–based therapies for treatment of cancer. From 1972 to 1995, Dr. Bastiani held a number of positions, including President, with Syva Company in Palo Alto, California. Dr. Bastiani holds a PhD in Organic Chemistry from Michigan State University.

Dr. Anthony F. Holler - Director

Dr. Holler has served as one of our directors since March 2006. Dr. Holler was one of the original founders of ID Biomedical Corporation in 1991 and was a member of its Board of Directors since inception. He held a number of executive positions with ID Biomedical, including President and Chief Executive Officer, until GlaxoSmithKline acquired the company in December 2005. Prior to founding ID Biomedical, Dr. Holler served as an emergency physician at University Hospital at the University of British Columbia. He is a member of the British Columbia College of Physicians and Surgeons. Dr. Holler also serves as Chairman of the Board of CRH Medical Corporation (formerly Medsurge Medical Products Corporation) and is a director of Corriente Resources, Inc. Dr. Holler holds a Bachelor of Science degree and a medical degree from the University of British Columbia.

Todd Patrick - Director

Mr. Patrick has served as one of our directors since March 2006. In 1999, Mr. Patrick was appointed President and Chief Operating Officer of ID Biomedical Corporation, a position he held until December 2005 when GlaxoSmithKline acquired the company. Mr. Patrick originally joined ID Biomedical in 1994 as the President of its then newly–created vaccine subsidiary, ID Vaccine. Prior to joining ID Biomedical, Mr. Patrick was employed by the University of California, Los Angeles (UCLA) as the Director of the Office of Intellectual Property Administration, where he was responsible for the patenting and licensing of intellectual property arising out of UCLA. He is a director of CRH Medical Corporation. Mr. Patrick holds a Bachelor of Economics degree and a Masters in Business Administration from the University of Washington.

Richard Bear - Director

Mr. Bear has served as one of our directors since March 2006. Mr. Bear has been the Chief Financial Officer of CRH Medical Corporation since March 2006. Mr. Bear was the Chief Financial Officer of ID Biomedical Corporation from June 2005 until GlaxoSmithKline acquired the company in December 2005. He served as Vice President, Finance of ID Biomedical from June 2002 through May 2005. Prior to joining ID Biomedical, Mr. Bear was with XO Communications from September 1995 until May 2002, where he held the positions of Vice President/General Manager and Vice President of Finance. Mr. Bear received his degree in Business Administration from the University of Washington and is a Certified Public Accountant (CPA).

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

S. Wayne Kay - Director and Chief Executive Officer

Mr. Kay has served as a director and Chief Executive Officer of the Company since September 2007. From October 2004 to September 2007, Mr. Kay provided executive consulting services to several early stage companies, mainly in the San Francisco Bay and San Diego areas. During that time he also served as an executive advisor and interim Chief Executive Officer to the U.S. healthcare/life sciences venture capital fund, Kleiner Perkins Caufield and Byers. From January 2001 through October 2004, Mr. Kay was the President, Chief Executive Officer and a director of Quidel Corporation, a leading company in the discovery, development, manufacturing and marketing of rapid diagnostic solutions at the POC in infectious diseases and reproductive health. During his tenure he designed and managed a strategy responsible for building and sustaining market leadership of rapid influenza testing. Mr. Kay received his Masters degree in Business Administration in 1982 from Pepperdine University and his Bachelor of Business Administration degree from the University of San Francisco.

Duane A. Morris - Chief Operating Officer

Mr. Morris has served as our Chief Operating Officer since February 2007. He brings more than 30 years of pharmaceutical, biomedical and biotechnology experience to Response Biomedical. For 21 years, Mr. Morris held positions of increasing responsibility at Syntex Laboratories, Inc., culminating with the position of Director of Manufacturing for Syntex's Palo Alto Operations in 1993. Mr. Morris then served as Vice President of Operations for Seattle and San Diego based Cypress Bioscience, Inc from 1993 to 2001. Mr. Morris was then a consultant until 2003, when he joined ID Biomedical Corporation as Vice President of Operations. Upon the acquisition of the vaccine operations of Shire Pharmaceuticals, PLC by ID Biomedical in 2005, Mr. Morris became responsible for all North American operations, which included the 600-employee large-scale influenza vaccine manufacturing facilities that supplied in excess of 30 million doses of influenza vaccine to Canada and the United States. Mr. Morris also served as Vice President and General Manager of GSK's Bothell Washington Biodefense facility until December 2006. Mr. Morris received his degree in Business Administration in 1986 from St. Mary’s College of California.

Paul C. Harris, Ph.D. - Vice President, Research and Development

Dr. Harris has been our Vice President, Research and Development since June 1998. Dr. Harris brings over 30 years of experience in the medical diagnostic and device industry including previous positions as Director of R&D at STC Technologies, Director of Systems Engineering and Manufacturing Operations at Microprobe Corporation and Vice President, Engineering at Cellpro lnc. As director of Systems Development at Genetic Systems division of Sanofi Diagnostics Pasteur for eight years, he led a team to develop the Combo System, the first automated system to test for AIDS and hepatitis, and later, the OMNI Procession analyzer. Dr. Harris received his Ph.D. degree in 1980 from the University of California, Irvine in Molecular Biology and Biochemistry, specializing in Immunology.

Reed W. Simmons, MBA - Vice President, Manufacturing

Mr. Simmons was our Vice President, Manufacturing from March 2003 until 31 December 2008. Mr. Simmons has over 25 years of biomedical and biotechnology management experience. For more than 19 years, Mr. Simmons held various manufacturing and operational management positions, directly related to biotechnology and biomedical manufacturing, for divisions of pharmaceutical companies Smith-Kline Beckman, Bristol-Myers Squibb, and Sanofi-Synthelabo S.A. In 1985, Mr. Simmons joined the management team of one of Seattle’s earliest biotechnology start-ups, Genetic Systems Corporation, and was an integral part of developing and commercializing their first products. Those efforts resulted in one of the first Establishment and Biological Product Licenses for HIV in the U.S., and eventually, four additional Biological Product Licenses. From 1993 to 1999, Mr. Simmons was Vice-President & General Manager of a U.S. operating division of the French pharmaceutical company Sanofi-Synthelabo S.A., then the owner of Genetic Systems Corporation, and held full U.S. profit and loss responsibility in that role. In 1999, the division was sold to Bio-Rad Laboratories of Hercules, CA for $210 million and Mr. Simmons turned his interests to working with start-up and emerging biotechnology and biomedical companies by providing consultation and interim operational management and support. Mr. Simmons holds a Bachelor of Science degree from Walla Walla College and received his Masters in Business Administration from Pepperdine University.

Livleen Kaler, CMA – Director, Finance and Administration

Ms. Kaler has 10 years of financial management experience in several industries. Prior to joining Response Biomedical in 2006, she served as the Director of Finance at Infosat Communications, a subsidiary of Bell Canada and a leading North American provider and integrator of satellite communication solutions. Ms. Kaler successfully led the financial integration of three North American acquisitions, managed the accounting and finance functions through a period of exponential revenue growth, and was responsible for consolidated financial statements for 2 US subsidiaries and 5 Canadian offices during her tenure at Infosat. Ms. Kaler earned her Accounting and Finance diploma from the College of New Caledonia, attended the University of Northern British Columbia and received her designation as a Certified Management Accountant (CMA) in 2001 from the Society of Management Accountants of British Columbia.

Scientific Advisory Committee

In 2008, Management received guidance from a Scientific Advisory Board, composed of the following members:

Robert H. Christenson, Ph.D., DABCC, FACB

Dr. Christenson is a Professor in the Departments of Pathology, and Medical and Research Technology, University of Maryland School of Medicine as well as the director of both POC testing and clinical chemistry laboratories at the University of Maryland Medical Center. He is an internationally recognized leader in the clinical use of biochemical cardiac markers and the application of POC technology and has been a member of the Board of Directors for the American Association for Clinical Chemistry (“AACC”) since 1996. He has authored more than 115 peer-reviewed papers, letters and reviews, published several books and contributed more than 40 book chapters, and has presented at numerous conferences on the subject of biochemical markers of myocardial injury. Dr. Christenson holds a B.Sc. from the University of Massachusetts and a Ph.D. from Florida State University.

Stephen E. Kahn, Ph.D., DABCC, FACB

Dr. Kahn is Section Chief and Director of Chemistry, Toxicology, and Near Patient Testing at Loyola University Medical Center, is a past president of the AACC and current Chair of the AACC’s Troponin I Standardization Committee. Dr. Kahn is a Professor of Pathology, Cell Biology, Neurobiology, and Anatomy at Loyola University and an Associate Director of Clinical Laboratories. The author of over 100 peer-reviewed articles, chapters and abstracts, he is the recipient of the AACC 2001 award for Outstanding Contributions through Service to the Profession of Clinical Chemistry. Dr. Kahn’s research interests include protein markers of tissue injury, critical care and near patient testing, cardiac disease and cardiovascular risk assessment. Dr. Kahn holds a B.Sc. from Michigan State University and a Ph.D. from the University of Illinois.

W. Frank Peacock, IV, MD, FACEP

Dr. Peacock is Vice-Chair, Research, in the Department of Emergency Medicine at The Cleveland Clinic Foundation and is also the Chairman of the Emergency Preparedness Committee, and the Medical Director of Event Medicine at the Cleveland Clinic. The Event Medicine program provides medical care for all of the major sports and entertainment stadiums in Cleveland, including the Cleveland Browns, Cleveland Indians, and Cleveland Cavaliers. Dr. Peacock is currently on the Board of Directors for the Society of Chest Pain, and serves as the chairman of the Heart Failure committee for the same society. He is an active national, regional, and state speaker at numerous cardiology and emergency medicine meetings for the last 15 years. Dr. Peacock has over 130 publications, and an additional 125 abstracts. He is also the co-editor of the book Cardiac Emergencies, and was most recently the editor of the textbook Short Stay Management of Heart Failure. He serves on the Editorial Board for Congestive Heart Failure, and performs reviews for a number of medical publications. Among the several awards he has received is the Excellence in Research Award from the American College of Emergency Physicians in 2004, and the Codman Award from the American Association of Group Practice for his efforts in heart failure research. Dr. Peacock holds a B.Sc. from Alma College and a medical degree from Wayne State University.

B. Compensation

Objectives of Response’s Executive Compensation Program

Our executive compensation program is designed to attract the talent needed to grow and further the strategic interests of the Company, motivate and reward sustained high levels of both employee performance and business results and to retain and reward leaders who create long-term value for our shareholders.

The elements of our executive compensation plan are structured to fulfill the following objectives:

Attract and Retain

We use compensation as a tool to attract and retain high performing senior executive talent including a combination of base salary, an annual short-term incentive plan and stock options. Response periodically benchmarks the base salary element against local and national market data provided by several salary survey sources. All positions below the executive level also include base salary, an annual short-term incentive plan and stock options. The salary range maximums for positions below the executive level are at the 50th percentile of corresponding positions in those companies we compare against for our compensation levels and practices.

Pay for Performance

The compensation of each of our senior executives is designed to reflect their individual performance and short and longer-term Company results. Base salary increases and annual incentives achieved are directly impacted by how well each senior executive has performed as an individual as well as the overall business success.

Compensation Elements for Senior Executives

The compensation package for senior executives is composed of the following salary elements: base salary, short-term incentive, and stock options. The overall compensation package has at risk components that vary from year to year depending on our business results and individual performance.

1. Base Salary

Providing a market competitive base salary is necessary to attract new talent and retain skilled executive talent. Actual salary levels are determined based on the individual’s performance, responsibilities and experience. In establishing the base salary for each senior executive, the company targets the market median (50th percentile) paid for comparable executive positions.

On an annual basis the base salaries of executives are reviewed as part of the performance management process. All employees, including senior executives, have individual objectives against which their performance is assessed through the performance review discussions with their manager. The performance review ratings are used for determining increases to base salary.

The Chief Executive Officer recommends base salary increases for senior executives to the Compensation Committee of the Board. In the case of the Chief Executive Officer the Board reviews and assesses the competitiveness of the Chief Executive Officer’s compensation. The Compensation Committee of the Board evaluates the Chief Executive Officer’s performance against the prior year’s objectives and finalizes the evaluation. At the beginning of each year the Compensation Committee works with the Chief Executive Officer to set performance objectives for the following year. Mr. Kay is a participant in the Short Term Incentive Plan and the Stock Option Plan.

2. Short Term Incentive Plan

The objectives of the short term incentive plan are to: ensure focus on critical Company objectives and goals that support the achievement of the Company’s mission, ensure alignment of both team and individual objectives and activities with those identified for the Company, ensure individual rewards are linked to the performance of the Company to predetermined goals and metrics, and motivate and reward strong team and individual performance.

All employees, including senior executives, participate in the short-term incentive plan, which provides an annual cash award based on Company and individual contributions toward defined company performance metrics.

The Chief Executive Officer is eligible for an incentive of up to 30% of base salary.

The Chief Operating Officer is eligible for an incentive of up to $250,000. This incentive is higher than the normal incentive of up to 25% of base salary in order to increase his total compensation and tie a significant portion of that compensation to the achievement of critical Company milestones.

The Vice-President, Research and Development is eligible for an incentive of up to 40% of base salary. This incentive is higher than the normal incentive of up to 25% of base salary in order to increase his total compensation and tie a significant portion of that compensation to the achievement of critical Company milestones.

The Corporate Performance Goals for 2008, which are equally weighted are:

  Revenue goal – As per approved 2008 Operating Plan ($ 6.593 million)
  Obtain FDA clearance of NT- proBNP
  Obtain initial FDA clearance of a Flu A+B test (without nasal swab claim) and RAMP® 200 Reader
  Conduct Flu A+B clinical trial,
  obtain FDA clearance of nasal swab sample type
  Secure cardiac partnership
  CLIA Waiver

Following a year-end assessment the Board reviews and approves the aggregate of all awards payable and they are a paid out within the first six months of the following year.

3. Stock Options

The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified executives, employees and consultants, to incent such individuals to contribute toward the long-term goals of the Company, and to encourage such individuals to acquire shares of the Company as long-term investments.

All eligible employees, including senior executives, participate in the stock option plan. Options within the Option ranges for their position are granted to employees for performance and retention.

The Compensation Committee of the Board reviews and approves the recommended stock option grants.

Perquisites

Senior executives benefit from automobile and accommodation allowances. The 2008 annual value of perquisites for each of the Chief Executive Officer, Chief Operating Officer, Vice-President Research and Development, former Vice-President Finance, and former Vice-President Manufacturing were in aggregate worth less than $50,000 or 10% of a senior executive’s total salary for the year ended December 31, 2008.

Chief Executive Officer and Executive Officers

Set out below are particulars of compensation paid by our Company to the following persons (the “Named Executive Officers”):

a.	Our Company’s Chief Executive Officer;

b.	Our Company’s Chief Operating Officer;

c.

Each of our Company’s three most highly compensated executive officers, other than the Chief Executive Officer and Chief Operating Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

d.

Any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an officer of our Company at the end of the most recently completed financial year.

As at 31 December 2008, the Company had the following Named Executive Officers: S. Wayne Kay, Chief Executive Officer, Duane Morris, Chief Operating Officer, Robert G. Pilz, former Vice President, Finance and Chief Financial Officer, Dr. Paul C. Harris, Vice President, Research and Development, and Reed W. Simmons, former Vice President, Manufacturing.

Summary Compensation Table

The following table is a summary of compensation paid or payable to the Named Executive Officers for each of the Company’s three most recently completed financial years:

		Annual Compensation			Long-term Compensation
NEO Name and Principal Position	Year	Salary ($)	Short-term Incentive (5) ($)	Other Annual Compensation (6) ($)	Securities Under Options Granted (#)
S. Wayne Kay Chief Executive Officer (1)	2008 2007 2006	369,112 107,016 Nil	85,684 Nil Nil	Nil Nil Nil	500,000 1,500,000 Nil

		Annual Compensation			Long-term Compensation
NEO Name and Principal Position	Year	Salary ($)	Short-term Incentive (5) ($)	Other Annual Compensation (6) ($)	Securities Under Options Granted (#)
Duane A. Morris, Chief Operating Officer (2)	2008 2007 2006	237,286 198,593 Nil	130,213 11,440 Nil	Nil Nil Nil	250,000 1,000,000 Nil
Robert G. Pilz (3) Vice President, Finance and Chief Financial Officer (3)	2008 2007 2006	190,314 167,500 160,000	30,471 10,534 Nil	Nil Nil Nil	Nil 100,000 Nil
Paul C. Harris, PhD Vice President, Research and Development	2008 2007 2006	209,797 194,633 202,899	68,140 39,378 Nil	Nil Nil Nil	100,000 87,500 212,500
Reed W. Simmons Vice President, Manufacturing (4)	2008 2007 2006	180,090 181,146 168,272	31,469 29,644 Nil	Nil Nil Nil	Nil Nil 175,000

1.	S. Wayne Kay was appointed Chief Executive Officer replacing William J. Radvak as Chief Executive Officer effective 11 September 2007.
2.	Duane A. Morris was appointed Chief Operating Officer replacing Brian G . Richards as Chief Operating Officer effective 1 February 2007.
3.	Robert G. Pilz left the Company and position of Vice President, Finance and Chief Financial Officer effective 16 December 2008.
4.	Reed W. Simmons left the Company and position of Vice President Manufacturing effective 31 December 2008.
5.	2008 Short Term Incentive includes amounts payable in 2009 for incentives earned in 2008.
6.	Perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total annual salary for any Named Executive Officer .

Long-Term Incentive Plans

The Company has no long-term incentive plan in place and there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed financial year. A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, stock appreciation rights or restricted share compensation.

Performance Graph

The following graph shows the total cumulative return over five years for a shareholder of Response on an investment of $100 compared to the S&P/TSX composite index.

	2003	2004	2005	2006	2007	2008
RBM	100.00	181.40	116.28	169.77	188.37	20.93
S&P/TSX Composite	100.00	112.48	137.12	157.02	168.27	109.33

Response’s total shareholder return decreased 79.07% over the last five years. Response’s share price climbed at a compounded annual growth rate of 17.1% over four consecutive years, prior to a severe decline in 2008. This decline in late 2008 was consistent with that of the broader market decline as shown in the S&P/TSX composite index (see graph). In comparing Named Executive Officer compensation over the same five-year period, compensation (base salary and short-term incentive plan) increased by 243%, including a 57% increase in 2008, compared to the cumulative 79.07% erosion in shareholder return. However, the Compensation Committee is of the view that the market price of the shares of the Company in 2008 has been predominately affected by external factors over which the company has no control and does not reflect the overall performance of the Company.

Options Granted During the Most Recently Completed Financial Year

The following table sets out incentive stock options granted during the most recently completed financial year to Named Executive Officers:

NEO Name	Securities Under Options Granted (#)	Percentage of Total Options Granted to Employees in Financial Year	Exercisable or Base Price ($ / Security)	Market Value of Securities Underlying Options on the Date of Grant ($ / Security) (1)	Expiration Date
S. Wayne Kay	500,000	29.2%	.12	.12	2 December 2013
Duane A. Morris	250,000	14.6%	.12	.12	2 December 2013
Paul C. Harris	100,000	5.8%	.12	.12	2 December 2013

(1)	The market value is calculated as the closing market price of the Company’s shares on the TSX on the day prior to grant date for each option.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed financial year as well as the financial year-end value of stock options held by the Named Executive Officers.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End Exercisable / Unexercisable ($)(1)
S. Wayne Kay	Nil	Nil	150,000 / 1,850,000	Nil / Nil
Duane A. Morris	Nil	Nil	100,000/ 1,150,000	Nil / Nil
Reed W. Simmons	Nil	Nil	Nil	Nil / Nil
Robert G. Pilz	Nil	Nil	475,000/Nil	Nil / Nil
Paul C. Harris	Nil	Nil	111,875/338,125	Nil / Nil

(1)

In- the-Money Options are those where the market value of the underlying securities as at the most recent financial year -end exceeds the option exercise price. The market value is calculated as the closing market price of the Company’s shares as at 31 December 2008, (i.e. financial year end) on the TSX, which was $0.09 less the exercise price for each option.

Termination of Employment, Change in Responsibilities and Employment Contracts

As of March 31, 2009, of the Named Executive Officers serving at the end of the most recently completed financial year, S. Wayne Kay, Duane A. Morris and Dr. Paul C. Harris have employment agreements with the Company.

Employment Agreement - S. Wayne Kay

Effective September 11, 2007, we entered into an employment agreement with Mr. Kay pursuant to which he agreed to provide his services to the Company in the capacity of Chief Executive Officer for a term to continue until terminated. Under the agreement, Mr. Kay is: paid an annual salary of US$350,000 equalized for taxes paid as a result of being employed by a Canadian versus US employer; eligible to participate in the Company’s stock option plan, with an initial grant of an option to purchase up to 1,500,000 common shares of the Company; eligible to participate in our employee medical, dental and life insurance plans; to be reimbursed for reasonable out of pocket expenses including commuting and accommodation costs of up to $2,000 per month; and, eligible to earn incentive bonuses for nominally 30% of his annual salary. The agreement provides for a severance payment of one month’s salary in the event that there is cause for dismissal. The agreement further provides for a salary continuation equal to 12 months salary plus two additional months salary for each year he is employed by the Company up to a maximum of 18 months in the event that the Company terminates Mr. Kay’s employment without cause. The agreement provides that within thirty (30) days of a Change of Control Mr. Kay may voluntarily terminate his employment by providing written notice to the Company. The termination and end of employment will be effective six (6) months from the date of the notice. Mr. Kay will be paid and continue to be employed for the six (6) month and then he will be entitled to a lump sum payment equal to 24 months of salary and if the transaction in which the Change in Control occurs is effected at a value that reflects or implies a Market Capitalization at: (a) equal or greater than US $100 million but less than US $150 million an additional lump sum payment of .01 times that Market Capitalization or (b) equal to or greater than US $150 million, an additional lump sum payment of US$1.5 million, such payments to be made six months after termination and end of employment.

Employment Agreement - Duane A. Morris

Effective 1 February 2007, we entered into an employment agreement with Mr. Morris pursuant to which he agreed to provide his services to the Company in the capacity of Chief Operating Officer for a term to continue until terminated. Under the agreement, Mr. Morris is: paid an annual salary of US$200,000 eligible to participate in the Company’s stock option plan, with an initial grant of an option to purchase up to 1,000,000 common shares of the Company; to participate in our employee medical, dental and life insurance plans; to be reimbursed for reasonable out of pocket expenses, and to receive an automobile allowance of $500 per month; and eligible to earn incentive bonuses for nominally 25% of his annual salary. The agreement provides for a severance payment of one month’s salary in the event that there is cause for dismissal. The agreement further provides for a severance payment equal to six months salary plus two additional months salary for each year he is employed by the Company up to a maximum of 18 months in the event that the Company terminates Mr. Morris’ employment without cause. The agreement provides that within thirty (30) days of a Change of Control Mr. Morris may voluntarily terminate his employment by providing written notice to the Company. The termination and end of employment will be effective six (6) months from the date of termination, or earlier if agreed to by the acquiring Company. In such case Mr. Morris will be paid and continue to be employed for 6 months and then he will be entitled to a lump sum payment equal to 24 months of salary.

Employment Agreement - Paul C. Harris, PhD

Effective1 January 2008, we entered into an employment agreement with Dr. Harris pursuant to which he agreed to provide his services to the Company in the capacity of Vice President Research and Development for a term to continue until terminated. Under the agreement, Dr. Harris is: paid an annual salary of US$214,300; eligible to participate in the Company’s stock option plan; to participate in our employee medical, dental and life insurance plans; to be reimbursed for reasonable out of pocket expenses; and eligible to earn incentive bonuses for nominally 40% of his annual salary. The agreement provides for a severance payment of one month’s salary in the event that there is cause for dismissal. The agreement further provides for a severance payment equal to three months salary plus two additional months salary for each year he is employed by the Company or under contract to the Company up to a maximum of 12 months in the event that the Company terminates Dr. Harris’ employment without cause. The agreement provides that within thirty (30) days of a Change of Control Dr. Harris may voluntarily terminate his employment by providing written notice to the Company. The termination and end of employment will be effective six (6) months from the date of termination, or earlier if agreed to by the acquiring Company. In such a case, Dr. Harris shall be paid and continue to be employed for said six months and then he will be entitled to twelve months of severance payment in a lump sum.

Compensation of Directors

During our fiscal year ended 31 December 2008, no director who is not also a Named Executive Officer, received compensation for services provided to us in their capacities as directors, consultants or otherwise, except as described below.

We retain Borden Ladner Gervais LLP, a law firm in which Ian A. Webb, a member of our Board of Directors, is a partner. For the year ended 31 December 2008, we incurred legal fees payable to this law firm of $29,477. As at 31 December 2008, there were no amounts outstanding in the balance of accounts payable and accrued liabilities. Strategic consulting services fees in the amount of $250,000 were incurred by our Company for extraordinary services provided by Dr. Anthony F. Holler, a member of the Board of Directors, in relation to financing activities including the planning and closing of a $12,000,000 private placement financing in July 2007. This fee was paid to Dr. Holler in March of 2008. A similar consulting fee, in the amount of $250,000 was also incurred for extraordinary services provided by Todd Patrick, a member of our Board of Directors, in relation to successfully negotiating the Roche Sales and Distribution Agreement in June 2008. This $250,000 fee, payable to Mr. Patrick, remained outstanding and was included in the balance of accrued liabilities as at 31 December 2008.

Effective 1 January 2008 non-management board members received, an annual retainer of $12,000 and board of director meeting fees of $750 for local residents for local board of director meetings and $1,500 for non-local residents and meetings with no additional fees to be paid for committee meetings. Fees were to be payable in cash quarterly beginning after the next financing of the Company. Due to the fact that the Company did not raise the desired amount of capital at the time of the October 2008 financing, this payment totaling $87,000 to the board members remains outstanding and was included in the balance of accounts payable and accrued liabilities.

During our fiscal year ended 31 December 2008, we made the following stock option awards to directors who are not also Named Executive Officers:

Securities Under Options Granted (#)	Exercisable or Base Price ($ / Security)	Market Value of Securities Underlying Options on the Date of Grant ($ / Security)	Expiration Date
250,000	0.12	0.12	2 December 2013

C. Board Practices

All directors hold office until the next annual general meeting of our shareholders or until they resign or are removed from office in accordance with our articles and the Business Corporations Act.

No directors have service contracts with us. Ian Webb is a partner of the law firm of Borden Ladner Gervais LLP, which provides certain legal services to us. Each director has formally consented to serve as a director with us.

To assist in the discharge of its responsibilities, the Board has designated an Audit Committee, a Compensation Committee and a Nomination and Corporate Governance Committee. The following describes the current committees of the Board and their members.

Audit Committee Charter

Our audit committee charter, as adopted on 27 April 2005 and as amended November 10, 2006, 24 April 2007 and 17 March 2008 is attached as Exhibit 15. A summary of the terms of reference include the following:

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) to assist the Board in monitoring: (1) the integrity of the financial statements of the Company; (2) the independent auditor's qualifications and independence; (3) the performance of the Company's internal financial controls, audit functions and the performance of the independent auditors; and (4) the compliance by the Company with legal and regulatory requirements.

The Committee shall consist of at least three members of the Board. Each member of the Committee shall be independent for purposes of Multilateral Instrument 52-110 (“MI 52-110”), subject only to the specific exemptions from such requirements contained in MI 52-110. Each member of the Committee shall be financially literate for purposes of MI 52-110, subject only to the specific exemptions from such requirements contained in MI 52-110.

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

The Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers necessary or advisable in order to perform its duties and responsibilities. The Committee shall have the authority to authorize the engagement of independent advisors, including legal, accounting and financial advisors as it deems necessary to perform its duties and responsibilities and to set and pay the compensation of such advisors.

The external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may directly contact any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

Composition and Relevant Experience

At the present time, the audit committee is comprised of Richard K. Bear (Chair) (independent and financially literate in accordance with National Instrument 52-110 of the Canadian Securities Administrators), Dr. Richard J. Bastiani (independent and financially literate) and Todd R. Patrick (independent and financially literate). Our Board of Directors has determined that Mr. Bear qualifies as an “audit committee financial expert” as defined by Item 16A of Form 20-F. A description of the education and experience of each audit committee member may be found above under the heading, “Directors and Officers”.

Pre-Approval of Non-Audit Services

All audit and non-audit services performed by our auditors for the 12-month period ended 31 December 2008 were pre-approved by our audit committee. In accordance with our audit committee charter, that all audit and non-audit services performed by our auditors will continue to be pre-approved by our audit committee.

External Auditor Services (By Category)

See Item 16C – Principal Accountant fees and Services for the fees billed by our external auditors in each of the last two fiscal years.

The Compensation Committee

The Compensation Committee is composed of Dr. Anthony F. Holler (Chair) and Todd R. Patrick. All members are independent directors. The Compensation Committee provides, on behalf of the Board, detailed review, oversight and approval of the our policies, practices and procedures relating to human resources to ensure ongoing, long-term development and deployment of high-caliber senior management resources. The committee: reviews the performance of the Chief Executive Officer and is responsible for succession planning for the Chief Executive Officer position; reviews compensation to ensure the relationship between senior management performance and compensation is appropriate and set with reference to competitive benchmarks, and monitors succession planning for senior management.

The Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is currently composed of Ian A. Webb (Chair) (non-independent), Dr. Anthony F. Holler (independent), Todd R. Patrick (independent), and Richard K. Bear (independent), the majority of whom are independent directors. The committee: identifies and recommend candidates for election to the Board in consultation with the Chief Executive Officer, makes recommendations relating to the duties and membership of committees of the Board, advises the Board on all matters relating to corporate governance directorship practices, including the criteria for selecting directors, and policies relating to tenure and retirement of directors, recommends processes to evaluate the performance and contributions of individual directors and the Board as a whole and approve procedures designed to provide that adequate orientation and training are provided to new members of the Board, monitors the effectiveness of the committees of the Board and ensure that all of the required committees are put in place, assists management in establishing a succession plan for all senior officers, develops policies to govern our approach to corporate governance issues, and provides a forum for concerns of individual directors about matters not easily or readily discussed in a full board meeting, reviews the size of the Board, its composition and its efficiency in order to make the necessary corrections in relation to our long-term needs and in accordance with our strategic development plan, and ensures that our policies on continuous disclosure and communications with analysts are updated as required and are provided to all new directors and management.

Employees

As at 28 February 2009 we had 96 full time and part time employees and 3 consultant positions. As at 31 December 2008, we had 110 full and part time employees on staff and three consultants. As at 31 December 2007, we had 105 full and part time employees on staff and three consultants. As at 31 December 2006, we had 91 full and part time employees on staff and one consultant.

Of the 96 full and part-time employees as at 31 December 2008, 95 employees work out of our Vancouver location and one employee works from a separate location in the United States. Our employees and consultants as at 28 February 2009 are distributed among our operational groups as follows. The research and development team consists of 37.5 employees and 1.5 consultant positions, which have a core competency in immunoassay development. Specialized engineers are employed to implement specific design requirements of the RAMP® system. In this way we are committed to long-term development of the product. The operations group consists of 36 employees and no consultant positions and has experience developing and implementing operating systems and directing manufacturing operations for in vitro diagnostic medical device manufacturing firms. The sales, marketing and business development group consists of eight employees and no consultants and has experience in bringing POC diagnostics products to market. The administrative group, including the Chief Executive Officer, Chief Operating Officer and Director, Finance and Administration, consists of 15 employees and 1 consultant and has experience in the areas of finance, accounting, investor relations, public relations, human resources and strategic and operational planning.

We believe that our relationship with our employees is good. None of the employees is a member of a labor union or is covered by a collective bargaining agreement. All senior management, employees and consultants are required to sign a confidentiality agreement. Our management team has experience in the fields of product management, immunodiagnostics research and development, finance, sales and marketing, quality systems, diagnostics manufacturing, and management of emerging growth companies.

D. Share Ownership

The following table sets out details of our shares, options and warrants that are directly or indirectly held by directors and executive officers as at 28 February 2009 based on 170,338,675 common shares issued and outstanding on such date:

Name	Number of Common Shares	Percentage of Outstanding Common Shares	Number of Common Shares held under Options and Warrants	Exercice Price	Expiration Date
S. Wayne Kay	676,700	<1.0%	1,500,000 500,000 335,000 (1) 2,335,000	$1.07 $0.12 $0.20	11 September 2012 2 December 2013 31 October 2011
Richard J. Bastiani, PhD	1,333,334	<1.0%	400,000 50,000 50,000 666,667 (1) 1,166,667	$0.58 $0.88 $0.12 $0.20	30 March 2011 4 December 2012 2 December 2013 31 October 2011
Richard K. Bear	666,600	<1.0%	400,000 50,000	$0.58 $0.88	30 March 2011 4 December 2012

Name	Number of Common Shares	Percentage of Outstanding Common Shares	Number of Common Shares held under Options and Warrants	Exercice Price	Expiration Date
			50,000 333,300(1) 833,300	$0.12 $0.20	2 December 2013 31 October 2011
Anthony F. Holler, MD	3,480,500	~2. 04%	400,000 50,000 50,000 916,667 (1) 1,416,667	$0.58 $0.88 $0.12 $0.20	30 March 2011 4 December 2012 2 December 2013 31 October 2011
Todd R. Patrick	1,828,997	~1. 08%	400,000 50,000 50,000 335,000 (1) 835,000	$0.58 $0.88 $0.12 $0.20	30 March 2011 4 December 2012 2 December 2013 31 October 2011
Ian A. Webb	43,700	<1.0%	400,000 50,000 50,000 500,000	$0.58 $0.88 $0.12	30 March 2011 4 December 2012 2 December 2013
Paul C. Harris, Ph.D.	228,000	<1.0%	50,000 125,000 87,500 87,500 100,000 450,000	$0.80 $0.58 $0.52 $0.88 $0.12	11 March 2009 7 March 2011 3 October 2011 4 December 2012 2 December 2013
Duane A. Morris	333,334	n/a	1,000,000 250,000 166,667 (1) 1,416,667	$0.66 $0.12 $0.20	2 February 2012 2 December 2013 31 October 2011
TOTAL	2,725,663	5.04%	9,528,301

1       Represents warrants to purchase common shares. All other entries represent options to purchase common shares

Stock Option Plan

On June 3, 2008 the Board approved the adoption of a new stock option plan (the “2008 Plan”) replacing the previous plan that was approved by the shareholders of the Company on May 3, 2005 (the “2005 Plan”). The shareholders of our Company approved the 2008 Plan on June 3, 2008. The 2008 Plan is attached at Exhibit 4.16.

The purpose of the 2008 Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified executives, employees and consultants, to provide incentive to such individuals to contribute toward the long-term goals of the Company, and to encourage such individuals to acquire share of the Company as long-term investments.

The Compensation Committee shall, from time to time and in its sole discretion, determine those executives, employees and consultants, if any, to whom options are to be granted; provided, however, that no option may be granted to a consultant that is in the United States or that is a U.S. Person unless such consultant is a U.S. Eligible Consultant. A U.S. Eligible Consultant means a consultant that is a natural person that provides bona fide services to the Company, and said services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities.

The number of shares issuable to any one option holder under the 2008 Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, shall not exceed five percent of the total number of issued and outstanding common shares in the capital of the Company on a non-diluted basis. The number of shares which may be issued to insiders under the 2008 Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, in aggregate, shall not at any time exceed 10 percent of the Outstanding Issue. Outstanding issue means the number of shares that are outstanding (on a non-diluted basis) immediately prior to the share issuance or grant of option in question. The number of shares which may be issuable under the 2008 Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, within a one-year period:

  To insiders in aggregate, shall not exceed 10 percent of the Outstanding Issue;

  To any one option holder who is an Insider and any associates of such insider, shall not exceed five percent of the Outstanding Issue; and

  To any non -employee director, shall not exceed one percent of the Outstanding Issue.

For the purposes of this section, options issued pursuant to an entitlement granted prior to the option holder becoming an insider may be excluded in determining the number of shares issuable to insiders.

The number of shares which will be available for purchase pursuant to options granted pursuant to the 2008 Plan will not exceed 17,000,000 shares, less any shares issued upon the exercise of options to acquire shares granted under either the Company’s 1996 Stock Option Plan or its 2005 Stock Option Plan.

Except as otherwise provided in the 2008 Plan, the grant date and the expiry date of an option shall be the dates fixed by the Committee at the time of the option is granted and shall be set out in the option certificate issued in respect of such option.

Any option granted under the 2008 Plan to an option holder who is a citizen or resident of the United States (a “U.S. Option Holder”) within the meaning of the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), will be an incentive stock option (an “ISO”) within the meaning of Section 422 of the Code if so designated by the Company in the option certificate evidencing such option. No provision of the 2008 Plan, as it may be applied to a U.S. Option Holder with respect to options, which are designated as ISOs, shall be construed so as to be inconsistent with any provision of Section 422 of the Code. Grants of options to U.S. Option Holders, which are not designated as an ISO in the option certificate evidencing such option or otherwise do not qualify as ISOs, will be treated as non-statutory stock options for U.S. federal tax purposes.

Stock Options

The following table summarizes all of our outstanding stock options as at 31 March 2009.

Date of Grant	Number of Options	Exercise Price	Expiry Date
12-Apr-04	5,500	1.07	12-Apr-09
17-Jun-04	3,850	1.00	17-Jun-09
30-Aug-04	27,500	0.74	30-Aug-09
6-Dec-04	3,850	0.77	06-Dec-09
6-Jan-05	15,000	0.89	06-Jan-10
17-Jan-05	5,000	0.80	17-Jan-10

Date of Grant	Number of Options	Exercise Price	Expiry Date
24-Jan-05	5,500	0.75	24-Jan-10
7-Feb-05	7,700	0.69	07-Feb-10
4-May-05	1,650	0.59	04-May-10
9-May-05	20,350	0.52	09-May-10
16-May-05	3,850	0.47	16-May-10
13-Jun-05	5,500	0.54	13-Jun-10
16-Jul-05	17,500	0.53	16-Jul-10
2-Aug-05	3,850	0.54	02-Aug-10
6-Sep-05	1,925	0.48	06-Sep-10
12-Sep-05	7,700	0.42	12-Sep-10
19-Sep-05	962	0.41	19-Sep-10
19-Oct-05	13,000	0.33	19-Oct-10
14-Nov-05	3,850	0.73	14-Nov-10
21-Nov-05	16,500	0.62	21-Nov-10
1-Dec-05	3,125	0.60	01-Dec-10
15-Feb-06	3,750	0.58	15-Feb-11
8-Mar-06	125,000	0.58	06-Mar-11
30-Mar-06	2,000,000	0.58	30-Mar-11
20-Apr-06	40,000	1.10	20-Apr-11
1-May-06	15,000	1.08	01-May-11
15-May-06	75,000	0.91	15-May-11
20-May-06	20,000	0.78	20-May-11
23-May-06	13,500	0.78	23-May-11
7-Jun-06	3,850	0.75	07-Jun-11

Date of Grant	Number of Options	Exercise Price	Expiry Date
19-Jun-06	3,850	0.75	19-Jun-11
5-Jul-06	5,500	0.72	05-Jul-11
17-Jul-06	7,700	0.55	17-Jul-11
20-Jul-06	80,000	0.52	20-Jul-11
21-Jul-06	3,850	0.54	21-Jul-11
1-Aug-06	7,700	0.65	01-Aug-11
25-Aug-06	35,950	0.49	25-Aug-11
28-Aug-06	75,000	0.51	28-Aug-11
3-Oct-06	102,350	0.52	03-Oct-11
18-Jan-07	25,000	0.66	18-Jan-10
18-Jan-07	413,500	0.66	18-Jan-12
5-Feb-07	1,000,000	0.67	05-Feb-12
3-Apr-07	505,900	0.88	03-Apr-12
14-Jun-07	17,225	1.05	14-Jun-12
11-Sep-07	1,500,000	1.07	11-Sep-12
26-Sep-07	560,738	1.02	26-Sep-12
4-Dec-07	531,000	0.88	04-Dec-12
2-Apr-08	437,850	0.69	02-Apr-13
21-Apr-08	15,000	0.73	21-Apr-13
2-Dec-08	1,962,850	0.12	02-Dec-13
TOTAL:	9,760,725

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other person or entity. The following table sets forth certain information concerning the beneficial ownership of our common shares as to each person known to us that is the beneficial owner of 5 percent or more of our outstanding shares as at 28 February 2009.

Title of Class	Identity of Person or Group	Number of Shares (1)	Percent of Class (2)
Common Shares	Beutel, Goodman & Company Ltd.	15,562,100	9.14%
Common Shares	3M Company	14,797,419	8.69%

(1)

Includes securities for which the person has or shares the underlying benefits of ownership, including the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities.

(2)

Percent of class is calculated by dividing (x) the number of shares beneficially owned by the person, by (y) the sum of (i) the number of our common shares outstanding as at 31 March 2009, which was 170,338,675.

Our major shareholders do not have different voting rights than other shareholders.

To the best of our knowledge, 3M made their initial investment in us in December 2006, purchasing 14,797,419 common shares, which equates to approximately 8.69 percent of our common shares outstanding as at 31 March 2009. According to representations made by 3M in the agreements governing the purchase and sale of the securities, shares purchased by 3M have been for investment purposes only.

To the best of our knowledge, Beutel, Goodman & Company Ltd. purchased at various times an aggregate of 10,590,600 shares and in our October 2008 financing purchased 4,971,500 units (1 share + ½ warrant), which collectively equates to approximately 9.14 percent of our common shares outstanding as at 31 March 2009. According to representations made by Beutel, Goodman & Company Ltd. in the agreements governing the purchase and sale of the securities, shares purchased by Beutel, Goodman & Company Ltd. have been for investment purposes only.

As at 28 February 2009, we had 61 registered shareholders with addresses in the United States holding approximately 35,514,858 common shares or approximately 20.85 percent of the total number of issued and outstanding shares. U.S. residents own 6,125,634 of the warrants outstanding as at 31 March 2009. Residents of the United States may beneficially own common shares and warrants registered in the names of non-residents of the United States.

B. Related Party Transactions

Conflicts of Interest

Some of our directors and officers are also directors and officers of other reporting companies. It is possible, therefore, that a conflict may arise between their duties as a director or officer of our Company and their duties as a director or officer of such other companies. The officers and directors are required to disclose all such conflicts in accordance with the Business Corporations Act and to govern themselves in respect thereof in accordance with the obligations imposed upon them by law.

In the event that any of our directors or officers has an interest in any proposed material transactions or transactions that are unusual in their nature or conditions involving our Company, they are required to disclose their interest to the Board of Directors either in writing or in person at a meeting of the directors. Any such transaction is then considered and approved by a majority of the disinterested directors. Additionally, any non-arm’s length or related party transaction that requires the approval of the TSX will be subject to more restricted filing and disclosure requirements. Related party transactions are required to be disclosed in our financial statements.

Indebtedness of Related Parties

None of our (a) affiliates, (b) associates, (c) shareholders with a significant influence over our Company (or close family members of such shareholders), (d) directors or executive officers or any of their close family members, or (e) any enterprise substantially owned by any person described in (c) or (d) have been indebted to us since 1 January 2008, or whose indebtedness to another entity has been the subject of a guarantee, support agreement or similar arrangement provided by us, during the three most recently completed fiscal years.

Other Transactions of Related Parties

None of our (a) affiliates, (b) associates, (c) shareholders with a significant influence over our Company (or close family members of such shareholders), (d) directors or executive officers or any of their close family members, or (e) any enterprise substantially owned by any person described in (c) or (d) have been involved in material transactions or proposed material transactions, or transactions that are unusual in their nature or conditions involving our Company since 1 January 2008, except as disclosed elsewhere in this report.

We retain Borden Ladner Gervais LLP, a law firm in which Ian A. Webb, a member of our Board of Directors, is a partner. For the year ended 31 December 2008, we incurred legal fees payable to this law firm of $29,477 [2007 - $41,456; 2006 - $9,897]. As at 31 December 2008, there were no amounts outstanding in the balance of accounts payable and accrued liabilities.

Strategic consulting services fees in the amount of $250,000 were incurred by our Company for extraordinary services provided by Dr. Anthony F. Holler, a member of the Board of Directors, in relation to financing activities including the planning and closing of a $12,000,000 private placement financing in July 2007. The payment of the $250,000 owing to Dr. Holler was paid in the first quarter of 2008. A similar consulting fee, in the amount of $250,000 was also incurred for extraordinary services provided by Todd Patrick, a member of our Board of Directors, in relation to successfully negotiating the Roche Sales and Distribution Agreement in June 2008. As at 31 December 2008, $250,000 remained outstanding and was included in the balance of accounts payable and accrued liabilities.

Effective 1 January 2008 non-management board members received, an annual retainer of $12,000 and board of director meeting fees of $750 for local residents for local board of director meetings and $1,500 for non-local residents and meetings with no additional fees to be paid for committee meetings. Fees were to be payable in cash quarterly beginning after the next financing of the Company. Due to the fact that the Company did not raise the desired amount of capital at the time of the October 2008 financing, this payment totaling $87,000 to the board members remains outstanding and was included in the balance of accounts payable and accrued liabilities.

Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and other Financial Information

Our audited consolidated financial statements, including our consolidated balance sheets, consolidated statements of loss and deficit, and consolidated statements of cash flows for the years ended 31 December 2008, 2007 and 2006, and the notes to those financial statements and the auditors’ report thereon, are included in this annual report under Item 18.

Export Sales

For our fiscal year ended 31 December 2008, we generated revenues from customers outside of Canada of $5,212,829 or 89 percent of total revenue of $5,876,337. As our main geographic markets are outside our home country, it is expected that export sales will account for the majority of revenues from product sales in future years.

Legal or Arbitration Proceedings

We are currently not party to any legal or arbitration proceedings.

Dividend Policy

We have not declared or paid any dividends on the outstanding common shares since our inception and we do not anticipate that we will do so in the foreseeable future. The declaration of dividends on our common shares is within the discretion of the Board of Directors and will depend on the assessment of, among other factors, earnings, capital requirements and our operating and financial condition. At the present time, anticipated capital requirements are such that we intend to follow a policy of retaining earnings in order to finance the further development of the business.

B. Significant Changes

There have been no significant changes since 31 December 2008.

Item 9. The Offer and Listing

A. Listing Details

Our common shares traded on the TSX Venture Exchange under the symbol "RBM" from October 1991 until we graduated to the more senior TSX on 21 December 2007. In July 2003, our common shares commenced trading on the Frankfurt Stock Exchange in Germany under the symbol “RBQ”. Since May 2005, our shares have been quoted in the United States on the OTC Bulletin Board under the symbol RPBIF. Our common shares are not traded on any exchange in the United States.

In connection with a recent private placement financing, we made application to the TSX for an exemption from the rules of the TSX that would have required us to seek and obtain shareholder approval for the financing on the basis that the transaction would result in the issuance of common shares representing more than 25% of the number of common shares issued prior to the closing of the financing. The exemption application was made on the basis that we were in serious financial difficulty, the transaction was designed to improve our financial situation and the financing was reasonable in the circumstances. An independent directors’ committee determined that we met the requirements of this exemption. As a consequence of relying upon this financial hardship exemption, the TSX has commenced a delisting review. See “Risk Factors – Risks Related to our Common Stock”.

The following table sets forth the high and low sales prices of our common shares on the TSX and TSX Venture Exchange, for (i) each of the last five full fiscal years, (ii) each full financial quarter in the last two full fiscal years and any subsequent period, and (iii) each of the most recent six months:

	Common Share Price Canadian Dollars (1)
	High	Low
Most Recent Six Months:
Month ended 28 February 2009	$0. 19	$0.105
Month ended 31 January 2009	$0. 13	$0.10
Month ended 31 December 2008	$0. 12	$0.08
Month ended 30 November 2008	$0. 28	$0.105
Month ended 31 October 2008	$0. 22	$0.11

Month ended 30 September 2008	$0. 40	$0.20
Financial Quarters for Last Two Fiscal Years and any Subsequent Period:
Year ended 31 December 2008:
Quarter ended 31 December 2008	$0. 28	$0.09
Quarter ended 30 September 2008	$0. 54	$0.20
Quarter ended 30 June 2008	$0. 82	$0.51
Quarter ended 31 March 2008	$0. 81	$0.60
Year ended 31 December 2007:
Quarter ended 31 December 2007	$1. 13	$0.74
Quarter ended 30 September 2007	$1. 35	$0.82
Quarter ended 30 June 2007	$1. 14	$0.84
Quarter ended 31 March 2007	$1. 10	$0.60
Last Five Full Fiscal Years:
Fiscal year ended 31 December 2008	$0. 82	$0.09
Fiscal year ended 31 December 2007	$1. 35	$0.60
Fiscal year ended 31 December 2006	$1. 15	$0.47
Fiscal year ended 31 December 2005	$0. 90	$0.29
Fiscal year ended 31 December 2004	$1. 40	$0.39

(1) All high and low sales prices up to 20 December 2007, represent prices of our common shares on the TSX Venture Exchange. All high and low sales prices from 21 December 2007 represent prices of our common shares on the TSX.

The authorized capital of the Company consists of an unlimited number of common shares without par value, of which 170,338,675 were issued and outstanding as of 28 February 2009.

Our common shares, which have no par value, are issued in registered form. The transfer agent and registrar for our common shares is Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9. Our common shares have not been subject to any significant trading suspensions in the last three years.

The following table sets forth the high and low sales prices of our common shares on the OTCBB for (i) each of the last three full fiscal years when we were listed on the OTCBB, (ii) each full financial quarter in the last two full fiscal years and any subsequent period, and (iii) each of the most recent six months:

	Common Share Price U.S. Dollars (1)
	High	Low
Most Recent Six Months:
Month ended 28 February 2009	$0. 16	$0.09
Month ended 31 January 2009	$0. 12	$0.05

Month ended 31 December 2008	$0. 10	$0.05
Month ended 30 November 2008	$0. 26	$0.08
Month ended 31 October 2008	$0. 22	$0.08
Month ended 30 September 2008	$0. 40	$0.18
Financial Quarters for Last Two Fiscal Years and any Subsequent Period:
Year ended 31 December 2008:
Quarter ended 31 December 2008	$0. 26	$0.05
Quarter ended 30 September 2008	$0. 62	$0.18
Quarter ended 30 June 2008	$0. 79	$0.47
Quarter ended 31 March 2008	$0. 82	$0.56
Year ended 31 December 2007:
Quarter ended 31 December 2007	$1. 23	$0.75
Quarter ended 30 September 2007	$1. 40	$0.77
Quarter ended 30 June 2007	$1. 09	$0.72
Quarter ended 31 March 2007	$0. 95	$0.45
Last Five Full Fiscal Years:
Fiscal year ended 31 December 2008	$0. 82	$0.05
Fiscal year ended 31 December 2007	$1. 40	$0.45
Fiscal year ended 31 December 2006	$1. 01	$0.45

The authorized capital of the Company consists of an unlimited number of common shares without par value, of which 170,338,675 were issued and outstanding as of 28 February 2009.

Our common shares, which have no par value, are issued in registered form. The transfer agent and registrar for our common shares is Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9. Our common shares have not been subject to any significant trading suspensions in the last three years.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses on the Issue

Not applicable.

Item 10. Additional Information A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We were incorporated under the predecessor to the Business Corporations Act on August 20, 1980 under number 214840. We have no restrictions on our business imposed by the Business Corporations Act. At a meeting of shareholders held on June 21, 2005, shareholders approved certain changes to our constating documents in connection with our transition under the new Business Corporations Act that came into force on March 29, 2004, replacing the predecessor legislation that governed us, including among other things, a new form of articles of association and an increase in our authorized share capital from 100,000,000 common shares to an unlimited number of common shares without par value. The new articles require that a special resolution of the holders of common shares (which is required for substantive changes to the rights attached to the common shares or the creation of any new class of shares) have a two-thirds rather than a three-quarters majority of the votes cast. We are authorized to issue an unlimited number of common shares without par value, of which 170,338,675 common shares were issued and outstanding as of 28 February 2009. We do not have preferred shares or other classes of shares authorized.

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

We currently have no shareholder rights plan or “poison pill” device in place that could prevent or delay a takeover bid for our Company. The Business Corporations Act allows for the adoption of such a plan and would require the approval of our shareholders by resolution.

The Directors have the power to convene general meetings of our shareholders and to set the record date for such meetings to determine the shareholders of record entitled to receive notice of an attend and vote at such meetings. Meetings must be held annually, at least every 15 months, and if they are not convened by the directors, may be requisitioned by shareholders in certain circumstances. The shareholders holding at least 5 percent of the voting shares may also requisition a general meeting for the purpose of transacting special business provided certain conditions are met.

If one of our directors votes on a proposal, arrangement or contract in which the director is materially interested, the director is liable to account to us for any profit made as a consequence of our entering into or performing the proposed arrangement or contract, unless the arrangement or contract is reasonable and fair and is approved by a special resolution of the shareholders. A director is not deemed to be interested or have been interested at any time in a proposal, arrangement or transaction merely because it relates to the remuneration of a director in that capacity. The directors have the power to borrow money from any source and upon any terms and conditions of our behalf. There is no requirement that the directors hold shares in our Company to qualify as directors and there is no age limit requirement for directors.

Shareholders of our Company have the right to inspect many of the records kept at our records office, including our certificate of incorporation, our register of shareholders, our register of directors, minutes of shareholder meetings, consent resolutions of shareholders and our audited financial statements and accompanying auditor’s reports.

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

C. Material Contracts

The following are material contracts to which our Company has been a party, other than contracts entered into in the ordinary course of business, since 26 July 2005:

  Roche Sales and Supply Agreement between Roche and our Company dated 25 June 2008 that establishes the relationship in which Roche agrees to purchase and we agree to produce RAMP®- based products for the testing of cardiovascular diseases. See Exhibit 4.6.*

  Master Manufacturing and Supply Agreement between 3M Company and our Company dated 30 November 2006 that establishes the relationship in which 3M agrees to purchase and we agree to produce RAMP®-based products for the testing of community-acquired infectious diseases. See Exhibit 4.9.*

  Investment Agreement between 3M Company and our Company dated 30 November 2006 that defines the terms of 3M’s purchase of 14,797,419 common shares of our Company at a price pf $0.62 per share. The equity investment made by 3M was U.S. $8,000,000. See Exhibit 4.10.

  Supply Agreement between Creation Technologies LP (“Creation”) and our Company dated 19 August 2005 that defines the terms and conditions under which Creation will produce and we will purchase RAMP® Readers. Creation is currently our primary reader manufacturer . Prices for all products are set forth in Creation’s written quotations and are expressed in U.S. dollars. Prices are exclusive of any and all duties, taxes and transportation charges, which shall be the responsibility of Response Biomedical. See Exhibit 4.3.

  Lease agreement between an affiliate of Alexandria Real Estate Equities (“Alexandria”) and our Company commencing 17 May 2007, defining the terms and conditions by which we lease from Alexandria a single-tenant, 46,000 square foot facility in Vancouver, British Columbia. The facility houses all of our operations and requires us to pay approximately $160,000 per month in rent and operating expenses. Initial capital modifications to the facility were paid by the landlord and managed by us. The agreement has an initial term of 15 years with two 5- year renewal options. See ”Property, Plant and Equipment – Facilities” and “Risk Factors”. Also, see Exhibits 4.1 and 4.2.

  License agreement between Roche Diagnostics GmB and our Company dated 26 July 2005 defining the terms and conditions by which Roche granted a nonexclusive license to us under patent rights of Roche Diagnostics to commercialize a POC test for NT-proBNP (N-terminal prohormone brain natriuretic peptide), a key cardiac marker for a broad array of cardiovascular conditions. See Exhibit 4.4.*

  Our stock option plan approved by the shareholders of our Company on 3 June 2008. The purpose of the 2008 Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified executives, employees and consultants, to incent such individuals to contribute toward the long-term goals of the Company, and to encourage such individuals to acquire shares of the Company as long -term investments. See Exhibit 4.1.

*

Confidential portion of this exhibit has been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

D. Exchange Controls

There is no governmental law, regulation or other legislation in Canada that affects the export or import of capital, or the remittance of dividends, interest or other payments to non-resident holders of our common shares, other than withholding tax requirements. See “Item 10E – Canadian Federal Income Taxation” and “Certain United States Federal Income Tax Consequences.”

There is no limitation imposed by Canadian law or by our charter or other constituent documents on the right of a non-resident to hold or vote our common shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the principal features of the Investment Act for a nonresident who proposes to acquire common shares of our Company. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act contains two separate review processes. Under the first process the Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian other than a “WTO Investor” (as defined in the Investment Act and which term includes entities which are nationals or are controlled by nationals of member states of the World Trade Organization) when we are not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment or acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was Canadian $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of our assets. An investment in our common shares by a WTO Investor, or by a non-Canadian when we were controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment in 2009 to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, exceeds Canadian $312 million. (This threshold is expected to be increased to $600 million shortly.) Under the second review process the minister responsible for the Investment Act can review any investment to acquire control of us made by a non-Canadian if the minister believes that the investment may be injurious to national security. Under this second process the minister has the ability to prevent an investment or order divestiture where the investment has already occurred. A non-Canadian would acquire control of us for the purposes of the Investment Act if the non-Canadian acquired a majority of our common shares. The acquisition of less than a majority but one third or more of the common shares would be presumed to be an acquisition of control of us unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of common shares.

Certain transactions relating to our common shares would be exempt from the first review process described above, including:

(a)	Acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

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

Certain transactions relating to our common shares would also be exempt from the second review process described above, including those transactions listed above in paragraphs (c) and (d).

E. Taxation

Canadian Federal Income Taxation

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person (an “Investor”) who acquires one or more of our common shares and who at all material times for the purposes of the Income Tax Act (Canada) (the “Canadian Act”) deals at arm’s length with us, holds all common shares solely as capital property, is a non-resident of Canada, and does not, and is not deemed to, use or hold any common share in the course of carrying on business in Canada. It is assumed that the common shares will at all material times be listed on a designated stock exchange for the purposes of the Canadian Act. The TSX is a designated stock exchange under the Canadian Act.

This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention (1980) (the “Treaty”) as amended. This summary takes into account all specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the government of Canada to the date hereof and our understanding of the current published administrative and assessing practices of Canada Revenue Agency. It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. Except to the extent otherwise expressly set out herein, this summary does not take into account any provincial, territorial or foreign income tax law or treaty.

This summary is not, and is not to be construed as, tax advice to any particular Investor. Each prospective and current Investor is urged to obtain independent advice as to the Canadian income tax consequences of an investment in common shares applicable to the Investor’s particular circumstances.

An Investor generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Investor on a disposition of a Common share unless the Common share constitutes “taxable Canadian property” to the Investor for purposes of the Canadian Act and the Investor is not eligible for relief pursuant to an applicable bilateral tax treaty. A Common share that is disposed of by an Investor will not constitute taxable Canadian property of the Investor provided that the Common share is listed on a designated stock exchange for the purposes of the Canadian Act (the TSX is a designated stock exchange), and that neither the Investor, nor one or more persons with whom the Investor did not deal at arm’s length, alone or together at any time in the five years immediately preceding the disposition owned 25 percent or more of the issued shares of any class of our capital stock. In addition, the Treaty generally will exempt an Investor who is a resident of the United States for the purposes of the Treaty, and who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the Investor or the disposition of a Common share, from such liability provided that the value of the Common share is not derived principally from real property situated in Canada or that the Common share does not represent personal property forming part of the business property of a “permanent establishment” defined for the purposes of the Treaty

Any dividend on a Common share, including a stock dividend, paid or credited, or deemed to be paid or credited, by us to an Investor will be subject to non-recoverable Canadian withholding tax at the rate of 25 percent on the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty. Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common share to an Investor who is a resident of the United States for the purposes of the Treaty will be reduced to five percent if the beneficial owner of the dividend is a company that owns, either directly or indirectly through a fiscally transparent entity, such as a limited liability company, at least 10 percent of our voting stock. In any other case the rate of withholding will be reduced by the treaty to 15 percent, of the gross amount of the dividend. Treaty reductions are available to an Investor that is a “limited liability company” resident in the United States to the extent that its members are resident in the United States and eligible for Treaty protection. We will be required to withhold any such tax from the dividend, and remit the tax directly to the Canada Revenue Agency for the account of the investor.

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of our common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of our common shares.

Notice Pursuant To IRS Circular 230: Anything contained in this summary concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used by a U.S. Holder, for the purpose of avoiding federal tax penalties under the Internal Revenue Code. This summary was written to support the promotion or marketing of the transactions or matters addressed by this Form 20-F. Each U.S. Holder should seek U.S. federal tax advice, based on such U.S. Holder’s particular circumstances, from an independent tax advisor.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Form 20-F. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our common shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of our common shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of our common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own our common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired our common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold our common shares other than as a capital asset within the meaning of Section 1221 of the Code; (h) U.S. expatriates or former long-term residents of the U.S.; or (i) U.S. Holders that own, directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of our common shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal alternative minimum tax; U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal alternative minimum tax, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of our common shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Our Common Shares

Distributions on Our Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in our common shares and, (b) thereafter, as gain from the sale or exchange of such common shares. However, the Company does not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to our common shares will constitute ordinary dividend income. (See more detailed discussion at “Disposition of Our Common Shares” below). Dividends paid on our common shares generally will not be eligible for the “dividends received deduction.”

Reduced Tax Rates for Certain Dividends

For taxable years beginning before 1 January 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met.

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) our common shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (or “PFIC”, as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company does not believe that it was a PFIC for the taxable year ended 31 December 2008. However, the Company may have been a PFIC during prior years in which the Company did not have significant product sales revenues or contract service revenues (See more detailed discussion at “Passive Foreign Investment Company Rules” below). PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, there can be no assurance that the Company has never been or will not become a PFIC for any taxable year during which U.S. Holders hold our common shares.

If the Company is not a PFIC, but a U.S. Holder otherwise fails to qualify for the preferential tax rate applicable to dividends discussed above, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Disposition of Our Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of our common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in our common shares sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if our common shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of our common shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules, unless such gains are resourced as “foreign source” under an applicable income tax treaty, and an election is filed under the Code. (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a U.S. Holder in connection with the ownership of our common shares, or on the sale, exchange or other taxable disposition of our common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder that receives foreign currency and converts such foreign currency into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss.

Taxable dividends with respect to common shares that are paid in foreign currency will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the foreign currency are converted into U.S. dollars at that time. If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) foreign income tax with respect to dividends paid on our common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income.” The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax For Certain Payments

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. U.S. Holders of our common shares should consult with their own tax advisors regarding the requirements of filing information returns, and if applicable, any mark-to-market or QEF election.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, our common shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC (as defined below) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse tax consequences would apply to such U.S. Holder’s acquisition, ownership and disposition of our common shares.

The Company generally will be a PFIC under Section 1297 of the Code if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Gross income” generally means all revenues less the cost of goods sold, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

In addition, for purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

As discussed below, the Company does not believe that it was a PFIC for the taxable year ended 31 December 2008. However, the Company may have been a PFIC during prior years in which the Company did not have significant product sales revenues or contract service revenues. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, there can be no assurance that the Company has never been or will not become a PFIC for any taxable year during which U.S. Holders hold our common shares.

Under the default PFIC rules, a U.S. Holder would be required to treat any gain recognized upon a sale or disposition of our common shares as ordinary (rather than capital), and any resulting U.S. federal income tax may be increased by an interest charge, which is not deductible by non-corporate U.S. Holders. Rules similar to those applicable to dispositions will generally apply to distributions in respect of our common shares, which exceed a certain threshold level.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” and the “Mark-to-Market Election”), such elections are available in limited circumstances and must be made in a timely manner. U.S. Holders are urged to consult their own tax advisers regarding the potential application of the PFIC rules to the ownership and disposition of our common shares, and the availability of certain U.S. tax elections under the PFIC rules.

U.S. Holders should be aware that, for each taxable year, if any, that the Company or any Subsidiary PFIC is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election under Section 1295 of the Code with respect of the Company or any Subsidiary PFIC. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election with respect to the Company and any Subsidiary PFIC.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Copies of all filings made with the Securities and Exchange Commission can be obtained from www.sec.gov. Copies of all documents filed with the securities commissions in Canada can be obtained from the Web site located at www.sedar.com.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We conduct a considerable amount of our business outside of Canada and many of our purchase and sales transactions in our fiscal year ended 31 December 2008 were made in U.S. dollars. For this purpose, we maintain U.S. currency accounts for transactions in U.S. dollars. Our business transactions gave rise to a foreign exchange gain of $6,113 in fiscal year 2008, a foreign exchange loss of $491,979 in fiscal year 2007, and a foreign exchange gain of $76,719 in fiscal year 2006. We do not have any foreign currency hedging instruments in place.

As at December 31, 2008, a hypothetical 10% change (+/-) in the value of the U.S. dollar relative to the value of the Canadian dollar, based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008, would have had a $Nil effect on our contractual obligations as reported in Item 5-F. Tabular Disclosure of Contractual Obligations”.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures Disclosure Controls and Procedures

Our Chief Executive Officer and Director, Finance and Administration are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rule 13a-15(e) under the United States Securities Exchange Act of 1934, as amended) for the Company. The Chief Executive Officer and Director, Finance and Administration have evaluated the effectiveness of our disclosure controls and procedures as at 31 December 2008 and have concluded that, as at 31 December 2008, our disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

Our Chief Executive Officer and Director, Finance and Administration are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the United States Securities Exchange Act of 1934, as amended) for the Company. The Chief Executive Officer and Director, Finance and Administration have assessed the effectiveness of our internal control over financial reporting as of 31 December 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based upon their assessment, the Chief Executive Officer and Director, Finance and Administration concluded that, as of 31 December 2008, our internal control over financial reporting was effective. Ernst & Young LLP has issued an attestation report on our internal control over financial reporting, which is included in our audited consolidated financial statements as at and for the years ended 31 December 2008 and 2007.

Attestation Report

The report immediately preceding our audited consolidated financial statements the years ended 31 December 2008 and 2007 is incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting occurred during the fiscal year ended 31 December 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Richard Bear qualifies as an “audit committee financial expert” as defined by Item 16A of Form 20-F. Mr. Bear is chair of the audit committee and is a non-management director. Mr. Bear is “independent” under the independence standards of the Nasdaq.

Item 16B. Code of Ethics

We have a Code of Ethics as described under Item 16B of Form 20-F, that applies to all employees, including the Chief Executive Officer and Director, Finance and Administration, to clearly address the guidance provided by the SEC in this area. A copy of the code of ethics may be obtained free of charge, upon written request to our Corporate Secretary at 1781-75th Avenue West, Vancouver, B.C., Canada, V6P 6P2.

Item 16C. Principal Accountant Fees and Services

The aggregate fees billed by our external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees (1)	Tax Fees(2)	All Other Fees (3)
2008	$209,369	$140,264	$7,215	$Nil
2007	$112,303	$200,993	$8,325	$Nil

(1)

Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees". In 2008, includes $76,351in fees related to assessing our compliance with the Sarbanes-Oxley Act.

(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees for services other than disclosed in any other column.

Before we engage our external auditors to render audit or non-audit services, the engagement is pre-approved by our audit committee. Our audit committee reviews our external auditors’ engagements letters for audit and non-audit services. All of the services provided by our external auditors during 2008 and 2007 were pre-approved by the audit committee in this manner.

Item 16D. Exemptions From the Listing Standards For Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16G Corporate Governance

Not applicable. Our common shares are quoted on the OTC Bulletin Board in the United States.

PART III

 Item 17. Financial Statements

We are filing with this annual report, pursuant to Item 17, audited consolidated financial statements of our Company, including the consolidated balance sheets, consolidated statements of loss and deficit and consolidated statements of cash flows, as at 31 December 2008 and 2007 and for the years ended 31 December 2008, 2007 and 2006, the notes to those statements and the auditors’ report thereon.

All financial statements included herein are stated in accordance with Canadian generally accepted accounting principles. Such financial statements have been reconciled to United States generally accepted accounting principles. For the historical exchange rates, which were in effect for United States dollars against Canadian dollars, see “Terms of Reference and Exchange Rates” at the beginning of this annual report.

Item 18. Financial Statements

We have elected to provide financial statements pursuant to Item 17 of Form 20-F

MANAGEMENT’S RESPONSIBILITY FOR
FINANCIAL REPORTING

The consolidated financial statements contained in this annual report have been approved by the board of directors and were prepared by management using Canadian generally accepted accounting principles. Management is responsible for the preparation and integrity of the consolidated financial statements and all other information in the annual report, and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

Management has developed and is maintaining a system of policies and procedures and internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young LLP, conducted an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards. Their report expresses their opinion on the consolidated financial statements of the Company. The external auditors have free and full access to the Audit Committee with respect to their findings.

S. Wayne Kay	Livleen Kaler
Chief Executive Officer	Director, Finance & Administration

Independent Auditors’ Report on Financial Statements

To the Shareholders of
Response Biomedical Corporation

We have audited the consolidated balance sheets of Response Biomedical Corporation as at December 31, 2008 and 2007, and the consolidated statements of loss, comprehensive loss and deficit and cash flows for each of the years in the three year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles (see Note 17 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2009 expressed an unqualified opinion thereon.

March 13, 2009	Chartered Accountants
Vancouver, Canada

Independent Auditors' Report on Internal Controls under Standards of the Public
Company Accounting Oversight Board (United States)

To the Shareholders of
Response Biomedical Corporation

We have audited Response Biomedical Corporation’s (the “Company”) internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control– Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included under Disclosure and Financial Reporting Controls in Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 27, 2009. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on the COSO criteria.

Independent Auditors' Report on Internal Controls under Standards of the Public
Company Accounting Oversight Board (United States) (cont’d)

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and its consolidated statements of loss, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2008 and our report dated March 13, 2009 expressed an unqualified opinion thereon.

March 13, 2009	Chartered Accountants
Vancouver, Canada

Comments by Auditors for United States Readers on Canada-United States Reporting Difference

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated March 13, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

March 13, 2009	Chartered Accountants
Vancouver, Canada

Consolidated Financial Statements

Response Biomedical Corporation
(Expressed in Canadian dollars)
December 31, 2008 and 2007

Response Biomedical Corporation
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation and Going Concern Uncertainty]

(Expressed in Canadian dollars)

	December 31,	December 31,
	2008	2007
	$	$

ASSETS
Current
Cash and cash equivalents	2,254,652	8,173,961
Restricted cash [note 4]	-	106,527
Trade receivables, net [note 6]	991,540	742,624
Other receivables	60,476	1,318,107
Inventories [note 7]	2,411,329	1,153,506
Prepaid expenses and other	256,760	479,398
Deferred costs	-	10,176
Total current assets	5,974,757	11,984,299
Long-term prepaids	200,729	-
Restricted investments [note 9[iii]]	903,248	906,061
Property, plant and equipment [note 8]	12,316,173	5,047,991
	19,394,907	17,938,351

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable [note 6]	572,576	2,104,204
Accrued and other liabilities	1,941,271	1,315,179
Holdback payable [note 4]	-	106,527
Lease inducements - current portion [note 9]	412,717	191,445
Deferred revenue - current portion [note 10]	101,405	126,333
Total current liabilities	3,027,969	3,843,688
Lease inducements [note 9]	9,558,668	2,941,295
Deferred revenue [note 10]	48,142	80,147
	12,634,779	6,865,130
Commitments and contingencies [note 14]
Shareholders’ equity
Share capital [note 11[b]]	80,107,580	71,393,556
Contributed surplus [note 11[b]]	7,809,327	7,172,788
Deficit	(81,156,779)	(67,493,123)
Total shareholders’ equity	6,760,128	11,073,221
	19,394,907	17,938,351

See accompanying notes

On behalf of the Board:

S. Wayne Kay	Richard K. Bear
Director	Director

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF LOSS,
COMPREHENSIVE LOSS AND DEFICIT

(Expressed in Canadian dollars)

Years ended December 31	2008	2007	2006
	$	$	$

REVENUE
Product sales [notes 12[b] and 15]	4,899,841	3,557,244	3,786,337
Cost of sales [note 11[d]]	5,227,156	3,201,626	2,311,412
Gross profit on product sales	(327,315)	355,618	1,474,925
Contract service fees and revenues from
collaborative research arrangements [notes 12 and 15]	976,496	526,872	633,721
	649,181	882,490	2,108,646
EXPENSES
Research and development [note 11[d]]	6,776,691	7,167,758	6,393,641
General and administrative [notes 11[d] and 12[a]]	4,451,224	5,029,195	2,545,713
Marketing and business development [note 11[d]]	2,425,673	2,457,621	2,597,189
	13,653,588	14,654,574	11,536,543

OTHER EXPENSES (INCOME)
Interest expense [note 9]	785,790	851	74,849
Interest income	(119,905)	(359,543)	(135,663)
Amortization of deferred costs	-	-	37,926
Gain on disposal of assets	(523)	(4,330)	(123)
Foreign exchange loss (gain)	(6,113)	491,979	(76,719)
	659,249	128,957	(99,730)
Loss and comprehensive loss for the year	(13,663,656)	(13,901,041)	(9,328,167)

Deficit, beginning of year	(67,493,123)	(53,592,082)	(44,263,915)
Deficit, end of year	(81,156,779)	(67,493,123)	(53,592,082)

Loss per common share - basic and diluted	$(0.10)	$(0.12)	$(0.10)
Weighted average number of common shares
outstanding	140,675,971	120,509,268	91,060,203

See accompanying notes

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars)

Years ended December 31,	2008	2007	2006
	$	$	$

OPERATING ACTIVITIES
Loss for the year	(13,663,656)	(13,901,041)	(9,328,167)
Add (deduct) items not involving cash:
Amortization of property, plant and equipment [note 8]	1,179,146	338,348	240,580
Amortization of deferred lease inducements [note 9]	(135,749)	-	-
Gain on disposal of property, plant and equipment	(523)	(4,330)	(123)
Stock-based compensation	737,147	665,185	648,257
Amortization of deferred costs	10,176	10,200	48,126
Accretion of convertible debentures	-	-	21,989
Directors' fees	-	-	80,000
Deferred lease inducements	95,784	718,380	-
Changes in non-cash working capital
Trade receivables	(248,916)	(174,417)	(146,535)
Other receivables	1,270,728	(200,457)	(14,594)
Inventories	(1,257,823)	35,605	(525,772)
Prepaid expenses and other	21,909	(111,362)	(297,458)
Accounts payable	(1,531,628)	(241,298)	(354,816)
Accrued liabilities	626,092	269,279	(49,770)
Deferred revenue	(56,933)	(9,682)	(32,913)
Foreign exchange (gain) loss	(91,339)	401,229	(25,365)
Cash used in operating activities	(13,045,585)	(12,204,361)	(9,736,562)

INVESTING ACTIVITIES
Short term investments	-	3,457,228	(3,459,816)
Restricted investments	2,813	(903,509)	36
Purchase of property, plant and equipment	(7,190,588)	(1,973,533)	(1,024,606)
Proceeds on disposal of property, plant and equipment	6,364	5,445	12,631
Cash used in investing activities	(7,181,411)	585,631	(4,471,755)

FINANCING ACTIVITIES
Repayable lease inducement received	5,825,180	932,942	-
Repayment of repayable lease inducement	(222,248)	-	-
Proceeds from issuance of common shares, and
warrants, net of share issue costs and prepaid subscriptions	8,613,416	13,553,902	20,784,859
Proceeds from (repayment of) bank indebtedness	-	-	(1,070,514)
Cash provided by financing activities	14,216,348	14,486,844	19,714,345

Effect of changes in foreign currency rates
on cash and cash equivalents	91,339	(401,229)	25,365

Increase (decrease) in cash during the year	(5,919,309)	2,466,885	5,531,393
Cash and cash equivalents, beginning of year	8,173,961	5,707,076	175,683
Cash and cash equivalents, end of year	2,254,652	8,173,961	5,707,076

Supplemental Disclosure
Interest paid in cash	785,790	-	52,159
Non-cash activity:
Non-repayable leasehold improvement allowance [note 9[ii]]	1,262,581	438,219	-

See accompanying notes

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

1. BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

Response Biomedical Corporation (the “Company”) was incorporated on August 20, 1980 under the predecessor to the Business Corporations Act (British Columbia). The Company is engaged in the research, development, commercialization and distribution of diagnostic technologies for the medical point of care (“POC”) and on-site environmental testing markets. POC and on-site diagnostic tests (or assays) are simple, non-laboratory based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and/or dipsticks. Since 1996, the Company has developed and commercialized a proprietary diagnostic system called RAMP®.

The RAMP System is a portable fluorescence immunoassay-based diagnostic technology that combines the performance of a clinical lab with the convenience of a dipstick test - establishing a new paradigm in diagnostic testing. Immunoassays are extremely sensitive and specific tests used to identify and measure small quantities of materials, such as proteins. Any biological molecule and most inorganic materials can be targeted. Accordingly, the RAMP technology is applicable to multiple distinct market segments and many products within those segments. RAMP tests are now commercially available for use in the early detection of heart attack, congestive heart failure, environmental detection of West Nile Virus, and biodefence applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern. The Company has incurred significant losses to date and as at December 31, 2008 had an accumulated deficit of $81,156,779 and has not generated positive cash flow from operations, accordingly, there is significant uncertainty about the Company’s ability to continue as a going concern. Management has been able, thus far, to finance the operations through a series of debt and equity financings. During the year ending December 31, 2008, the Company received cash from the exercise of outstanding stock options in the amount of $37,321, from the exercise of outstanding share purchase warrants in the amount of $3,896,848 and from the issuance of shares through a private placement for net proceeds of $4,679,248. Management will continue, as appropriate, to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all. In view of these conditions, the ability of the Company to continue as a going concern is dependant upon its ability to obtain such financing and, ultimately, on achieving profitable operations. The outcome of these matters cannot be predicted at this time. The consolidated financial statements for the period presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The accompanying consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position at December 31, 2008 and its results of operations and its cash flows for the period then ended and for all such periods presented.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“US GAAP”) is detailed in Note 17. A summary of the significant accounting policies is as follows:

Basis of consolidation

These consolidated financial statements include the accounts of Response Biomedical Corporation and its wholly-owned subsidiaries, Response Biomedical Inc., an active US company with nominal assets and liabilities and no operations of its own, and Response Development Inc., an inactive Canadian company with nominal assets and liabilities.

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Areas of significant estimates include allowance for bad debt, the estimated life of property, plant and equipment, recoverability of long-lived assets, provisions for inventory obsolescence, accrual for warranty, provisions for sales returns and allowances, stock-based compensation expense and valuation allowance on future income tax assets. Actual results could differ from those estimates.

Cash equivalents

Cash equivalents consist of investments having an initial maturity of 90 days or less at the time of acquisition.

Inventories

Raw materials inventory is carried at the lower of actual cost, determined on a first-in first-out basis, and replacement cost. Finished goods and work in process inventories are carried at the lower of weighted average cost and net realizable value. Cost of finished goods and work in process inventories includes direct materials, direct labour and applicable overhead.

Restricted investments

The Company’s restricted investments are recorded at fair value and represent long-term security deposits.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Property, plant and equipment

Property, plant and equipment is recorded at cost and amortized over the estimated useful lives using the straight-line method as follows:

Office and laboratory furniture and equipment	5 years
Office and laboratory computer equipment	3 years
Computer software	2 years
Manufacturing equipment	5 years
Manufacturing molds	2 years
Leasehold improvements	Term of lease

Leases

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. All other leases are accounted for as operating leases wherein rental payments are expensed in a manner that results in the total rent payments being recognized on a straight-line basis over the term of the lease.

Warranty accrual

The Company offers a warranty on its products. The Company estimates costs that may be incurred under its warranty program as liabilities at the time the products are sold. Factors that affect the Company’s warranty liability include the number of units sold, anticipated rate of warranty claims, and costs per claim, which require management to make estimates about future costs. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The initial recognition of and subsequent adjustments to the warranty accrual are recorded to cost of sales.

Deferred lease inducements

Lease inducements arising from rent-free inducements, non-repayable leasehold improvement allowances and repayable leasehold improvement allowances received from the landlord are being amortized over the term of the operating lease on a straight-line basis.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Revenue recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements which are non-refundable and require the ongoing involvement of the Company are deferred and amortized into income as services are rendered over the term of ongoing development. Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refundability period has lapsed.

Foreign currency translation

Monetary items denominated in foreign currencies, including those of the Company’s US integrated subsidiary, are translated into Canadian dollars using exchange rates in effect at the balance sheet date and all other assets and liabilities are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rate for the period. Foreign exchange gains and losses are included in the determination of loss for the year.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian GAAP criteria for deferral and amortization. To date, no development costs have been deferred.

Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the year, excluding contingently issuable shares. Diluted loss per common share is equivalent to basic loss per common share as the outstanding options, warrants and convertible securities are anti-dilutive.

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

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in Note 11[c]. The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards to employees that were granted, modified or settled since January 1, 2003. The fair value of stock options is determined using the Black-Scholes option-pricing model, which requires certain assumptions, including future stock price volatility and expected time to exercise. Changes to any of these assumptions could produce different fair values for stock-based compensation.

Convertible debentures

The carrying value of the convertible debentures is calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debentures at the time the debentures were issued. The difference between the face value and the estimated carrying value of the debt is recorded as contributed surplus. The carrying value of the convertible debentures is accreted to the principal amount using the effective yield method as additional non-cash interest expense over the term of the debentures. On conversion of the debentures, the initial amount recorded to debentures along with the value of conversion options exercised and value of warrants exercised, which was initially recorded to contributed surplus, and accreted interest net of cash interest payments is recorded to share capital.

3. CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PROUNOUNCEMENTS

CHANGES IN ACCOUNTING POLICIES

Capital Disclosures

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1535 - “Capital Disclosures” (“Section 1535”). Section 1535 requires a company to disclose information that enables users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. This accounting policy change had no effect on prior period consolidated financial statements [Note 5].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

CHANGES IN ACCOUNTING POLICIES (cont’d)

Inventory

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3031 - "Inventories", which replaces Section 3030, of the same name. The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs. The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs. This accounting policy change had no effect on prior period consolidated financial statements [Note 7].

Financial Instruments

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Sections 3862 and 3863 - “Financial Instruments - Presentation” (“Sections 3862 and 3863”). Sections 3862 and 3863 require an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how a company manages these risks. This accounting policy change had no effect on prior period consolidated financial statements [Note 6].

RECENT ACCOUNTING PRONOUNCEMENTS

CICA Handbook Section 3064 - “Goodwill and Intangible Assets”. This section replaces existing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development”. The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company will adopt this new standard effective January 1, 2009 and is currently evaluating the impact of its adoption on its consolidated financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In 2005, the Accounting Standards Board announced that Canadian Generally Accepted Accounting Principles are to be converged with IFRS. On February 13, 2008 the CICA confirmed that the use of IFRS is required for fiscal years beginning on or after January 1, 2011, with appropriate comparative data from the prior year.

Under IFRS, there is significantly more disclosure required, specifically for interim reporting. In addition, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that must be addressed. While the Company has commenced assessing the adoption of IFRS for its fiscal year beginning January 1, 2011, the financial impact of the transition to IFRS cannot be reasonably estimated at this time.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

4. RESTRICTED CASH AND HOLDBACK PAYABLE

Restricted cash represents the proceeds of a 10% holdback of payments payable to a company contracted to perform upgrades to the Company’s new leased premise [Notes 9[ii] and 9[iii]]. The offsetting holdback payable is disclosed on the consolidated balance sheets under current liabilities. The restricted cash was disbursed when both parties agreed that the upgraded project was substantially complete.

5. CAPITAL MANAGEMENT

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern so it may provide returns to shareholders and benefits to other stakeholders. This is accomplished by pricing products and services commensurately with the Company’s strategies that attempt to maximize long-term profits and cash flows, and to obtain funding on terms that maximize shareholder value. The Company monitors the debt to equity ratio, which it defines as total liabilities divided by shareholder’s equity as disclosed in the consolidated balance sheets.

The Company has three externally imposed capital requirements which are recorded as restricted investments in the long-term asset section of the consolidated balance sheets:

a)	To secure the facility lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit [Note 9[iii]].
b)	As security on a credit facility, the Company is required to hold a $27,500 investment deposit with the lending institution providing the capital.
c)	As security on services provided to the Company, the Company is required to hold a $2,500 investment deposit to the company providing these services.

The Company has not revised its capital management strategies during the year ended December 31, 2008.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

6. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, short-term investments, trade receivables, other receivables, accounts payable, accrued and other liabilities and holdback payable the carrying amounts approximate fair values due to their short-term nature. The carrying value of the repayable leasehold improvement allowance approximates the fair value based on the discounted cash flows at market rates.

Under CICA Handbook Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. Held-for-trading financial instruments are initially measured at fair value and subsequent changes in fair value are recognized in net income. Available-for-sale financial instruments are initially measured at fair value with subsequent changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income. Held-to-maturity investments are initially measured at fair value and subsequently measured at amortized cost using the effective interest method with changes in amortized cost recorded to net income. Loans and receivables and other financial liabilities are initially measured at amortized cost with subsequent changes in amortized cost recorded to net income. Transaction costs (except for transaction costs related to held-for-trading financial statements which are expensed as incurred) are included in the carrying amounts of financial instruments as they are carried on the balance sheet.

The Company has classified its cash and cash equivalents and short-term investments as held-for-trading. Restricted cash and restricted investments are classified as held-to-maturity. Trade receivables and other receivables are classified as loans and receivables. Accounts payable, accrued and other liabilities, holdback payable and repayable leasehold improvement allowance are classified as other financial liabilities.

Carrying value and fair value of financial assets and liabilities as at December 31, 2008 and December 31, 2007 are summarized as follows:

	December 31, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Held-for-trading	2,254,652	2,254,652	8,173,961	8,173,961
Loans and receivables	1,052,016	1,052,016	2,060,731	2,060,731
Held-to-maturity	903,248	903,248	1,012,588	1,012,588
Other financial liabilities	10,106,017	10,106,017	5,502,051	5,502,051

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

6. FINANCIAL INSTRUMENTS (cont’d)

Risks

The Company’s activities expose it to various risks including liquidity risk, credit risk and market risks such as currency risk, interest rate risk and other price risk. The Company’s risk management activities are designed to mitigate possible adverse side effects on the Company’s performance with a primary focus on preservation of capital. Risk management activities are managed by the finance and accounting department.

Market Risk

Currency Risk

The Company is subject to foreign exchange risk as a significant portion of its revenues and expenditures are denominated in US dollars. Significant losses may occur due to significant balances of cash and cash equivalents and short-term investments held in US dollars that may be affected negatively by a decline in the value of the US dollar as compared to the Canadian dollar. The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited as its cash, cash equivalents and restricted cash are short-term in nature.

Other Price Risk

Other price risk is the risk that the future value or cash flows of a financial instrument will fluctuate because of changes in market prices. Exposure to price risk is low as the Company’s cash management policy is to invest excess cash in high grade/low risk investments over short periods of time.

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract. The risk arises primarily from the Company’s receivables from customers.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer. The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

6. FINANCIAL INSTRUMENTS (cont’d)

Credit Risk (cont’d)

As at December 31, 2008, four customers represent 78% [2007 - four customers represent 78%; 2006 - four customers represent 80%] of the trade receivables balance. For the year ended December 31, 2008, four customers represent 64% [2007 - three customers represent 47%; 2006 - three customers represent 55%] of total product sales. For year ended December 31, 2008, one customer, who is also a shareholder [Note 12[b]], represents 94% [2007 - one customer represents 100%; 2006 - one customer represents 78%] of total service revenues.

On a regular basis, the Company reviews the collectibility of its accounts receivable and establishes an allowance for doubtful accounts based on its best estimates of any potentially uncollectible accounts. As at December 31, 2008, the balance of the Company’s allowance for doubtful accounts was $Nil [December 31, 2007 - $Nil]. The Company has good credit history with its customers and the amounts due from them are received as expected.

Pursuant to their respective terms, trade accounts receivables are aged as follows at December 31, 2008:

Current	$799,456
1-30 days past due	116,480
31-60 days past due	47,162
61-90 days past due	7,798
Over 90 days past due	20,644
991,540
Allowance for doubtful accounts	-
$991,540

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company continuously monitors actual and forecasted cash flows to ensure, as far as possible, there is sufficient working capital to satisfy its operating requirements.

Pursuant to their respective terms, accounts payable are aged as follows at December 31, 2008:

Current	$553,801
1-30 days past due	14,377
31-60 days past due	3,844
61-90 days past due	371
Over 90 days past due	183
$572,576

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

7. INVENTORIES

	December 31,	December 31,
	2008	2007
	$	$
Raw materials	526,786	575,121
Work in process	437,284	270,352
Finished goods	1,447,259	308,033
	2,411,329	1,153,506

The carrying value of inventory as at December 31, 2008 includes a provision for lower-of-cost and net realizable value in the amount of $69,598 [2007 - $Nil; 2006 -$Nil].

8. PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

December 31, 2008
Office furniture and equipment	938,931	158,145	780,786
Office computer equipment	234,207	135,636	98,571
Laboratory furniture and equipment	580,288	462,444	117,844
Laboratory computer equipment	412,798	361,825	50,973
Computer software	367,022	252,725	114,297
Manufacturing equipment	2,078,052	356,517	1,721,535
Manufacturing molds	596,940	399,220	197,720
Leasehold improvements	9,753,465	519,018	9,234,447
	14,961,703	2,645,530	12,316,173

December 31, 2007
Office furniture and equipment	437,619	20,789	416,830
Office computer equipment	168,709	94,718	73,991
Laboratory furniture and equipment	471,624	430,437	41,187
Laboratory computer equipment	361,776	316,846	44,930
Computer software	307,096	179,807	127,289
Manufacturing equipment	1,644,216	199,693	1,444,523
Manufacturing molds	593,913	184,980	408,933
Leasehold improvements	2,530,270	39,962	2,490,308
	6,515,223	1,467,232	5,047,991

Amortization expense for the year ended December 31, 2008 amounted to $1,179,146 [2007 - $338,348; 2006 - $240,580].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

8. PROPERTY, PLANT AND EQUIPMENT (cont’d)

Long-lived assets to be held and used by the Company are continually reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.

The following property, plant and equipment were not yet in service and hence not amortized:

	December 31,	December 31,
	2008	2007
	$	$

Deposits paid for furniture and equipment purchases	-	416,830
Computer hardware and software purchased
not yet implemented	136,254	-
Assets related to the automation of the Company's
manufacturing processes	1,149,965	842,965
Leasehold improvements related to leased premises not
yet occupied	-	2,484,159
	1,286,219	3,743,954

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

9. LEASE INDUCEMENTS

During the year ended December 31, 2007 the Company entered into a 15 year lease agreement for a new premise [Note 14[e][ii]]. The agreement provides for lease inducements to be provided by the landlord to the Company.

	December 31,	December 31,
	2008	2007
	$	$
Deferred Lease Inducements
Rent-free inducement [i]	814,164	718,380
Less: amortization	(49,753)	-
	764,411	718,380

Non-repayable leasehold improvement allowance [ii]	1,700,800	438,219
Less: amortization	(85,996)	-
	1,614,804	438,219
Repayable Lease Inducement
Repayable leasehold improvement allowance [iii]	7,814,418	1,976,141
Less: repayments	(222,248)	-
	7,592,170	1,976,141

Total	9,971,385	3,132,740

Summarized as to:
Current Portion
Rent-free inducement [i]	54,278	43,901
Non-repayable leasehold improvement allowance [ii]	114,661	26,780
Repayable leasehold improvement allowance [iii]	243,778	120,764
Current portion	412,717	191,445
Long-term portion	9,558,668	2,941,295
Total	9,971,385	3,132,740

The lease inducements disclosed on the consolidated balance sheets as a result of these benefits is comprised of the following:

[i]

The Company negotiated a long-term lease agreement for the new premise which included an eight and one half month rent-free period from May 17, 2007 to February 1, 2008. The lease inducement benefit arising from the rent-free period is being amortized on a straight-line basis over the term of the operating lease as a reduction to rental expense.

[ii]

The Company received a non-repayable allowance for an amount of $1.7 million for expenditures related to general upgrades to the new premise. The lease inducement benefit arising from the non-repayable leasehold improvement allowance is being amortized on a straight-line basis over the term of the operating lease as a reduction to rental expense.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

9. LEASE INDUCEMENTS (cont’d)

[iii]

The Company received a repayable leasehold improvement for an amount of $7.8 million used for additional improvements to the new premise. This lease inducement is being repaid over the term of the operating lease commencing February 1, 2008 at approximately $88,500 per month including interest calculated at an interest rate negotiated between the Company and the landlord.

To secure the lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $870,610 collaterized by an investment with market value of $872,757 (2007 - $875,375), which is presented as part of restricted investments in the long-term asset section of the consolidated balance sheets.

Future principal repayments due to be paid are estimated as follows:

December 31,	$
2009	243,778
2010	266,598
2011	297,449
2012	331,869
2013	370,272
Thereafter	6,082,204
7,592,170

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

10. DEFERRED REVENUE

	December 31,	December 31,
	2008	2007
	$	$
Beginning balance:
Product sales	206,480	216,162
Additions:
Product sales	498,386	108,006
Contract service fees and revenues from
collaborative research arrangements	466,250	-
	1,171,116	324,168
Recognition of revenue:
Product sales	(555,319)	(117,688)
Contract service fees and revenues from
collaborative research arrangements	(466,250)	-
Ending balance:
Product sales	149,547	206,480
Additions:	149,547	206,480

Summarized as to:
Current portion	101,405	126,333
Long - term portion	48,142	80,147
Total	149,547	206,480

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS

[a]	Authorized - Unlimited common shares without par value.

[b]	Issued

	Issued and Outstanding		Contributed
	Number	Amount	Surplus
	#	$	$
Balance, December 31, 2006	113,464,862	56,868,133	7,479,125
Issued for cash:
Exercise of warrants	3,169,006	1,741,159	-
Exercise of stock options	1,343,763	689,411	-
Private placement, net of issue costs [ii]	12,000,000	11,123,331	-
Issued for non-cash consideration:
Value of warrants exercised	-	545,818	(545,818)
Stock-based compensation related to
stock options exercised	-	425,704	(425,704)
Stock-based compensation [note 11 [d]]	-	-	665,185
Balance, December 31, 2007	129,977,631	71,393,556	7,172,788
Issued for cash:
Exercise of warrants [iii]	6,285,239	3,896,848	-
Exercise of stock options	72,470	37,321	-
Private placement, net of issue costs and fair
value of warrants [i]	34,003,335	3,716,620	962,628
Issued for non-cash consideration:
Value of warrants exercised [iii]	-	1,039,578	(1,039,578)
Stock-based compensation related to
stock options exercised	-	23,657	(23,657)
Stock-based compensation [note 11 [d]]	-	-	737,146
Balance, December 31, 2008	170,338,675	80,107,580	7,809,327

[i]

The Company closed a private placement on October 28, 2008 and October 31, 2008 consisting of 31,084,435 and 2,918,900 units, respectively, at a price of $0.15 per share, for total gross proceeds of $5,100,500. Each unit is comprised of one common share and one- half of one transferable common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.20 per share for a period of 36 months from the closing date.

In connection with the financings, the Company paid cash commissions of $291,386 and legal and professional fees of $129,866 for total net proceeds of $4,679,248, of which 3,716,620 was allocated to the common shares issued and $962,628 was allocated to contributed surplus to reflect the fair value of the common share purchase warrants.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[i]	Issued (cont’d)

The fair value of the 17,001,668 share purchase warrants issued was determined using the Black-Scholes option pricing model using the following assumptions:

	October 28, 2008	October 31, 2008
	warrants	warrants
Dividend yield	0%	0%
Expected volatility	71%	71%
Risk-free interest rate	2.18%	2.11%
Expected life in years	3.00	3.00

Accordingly, $932,533 of the proceeds, less $77,018 in issue costs, was allocated as the fair value of the October 28, 2008 warrants, and $116,756 less $9,642 in issue costs, was allocated as the fair value of the October 31, 2008 warrants for a total aggregate value of $962,628 which was recorded in contributed surplus in the consolidated balance sheets.

[ii]

On July 23, 2007, the Company closed a private placement consisting of 12,000,000 shares at a price of $1.00 per share. Gross proceeds were $12,000,000 before share issuance costs of $876,669 for net proceeds of $11,123,331.

[iii]	During the year ended December 31, 2008, 6,285,239 share purchase warrants were exercised for proceeds of $3,896,848.

[c]	Stock option plan

At the Annual General Meeting held June 3, 2008, the Company’s shareholder’s approved a new stock option plan (“2008 Plan”) to be compliant with the Toronto Stock Exchange (“TSX”) rules following the listing of the Company’s shares on the TSX in December 2007. Of the 17,000,000 stock options authorized for grant under the 2008 Plan, 2,190,647 stock options are available for grant at December 31, 2008.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[c]	Stock option plan (cont’d)

At December 31, 2008, the following stock options were outstanding:

	Options outstanding			Options exercisable
	December 31, 2008			December 31, 2008

		Weighted		Number of
	Number of	average	Weighted	options	Weighted
Range of	shares under	remaining	average	currently	average
exercise price	option	contractual life	exercise price	exercisable	exercise price
$	#	(years)	$	#	$
0.12 – 0.19	1,962,850	4.92	0.12	-	-
0.30 – 0.39	13,000	1.80	0.33	13,000	0.33
0.40 – 0.49	60,387	1.98	0.47	33,425	0.46
0.50 – 0.59	2,846,500	2.13	0.57	1,051,076	0.56
0.60 – 0.69	1,913,875	3.30	0.67	141,801	0.66
0.70 – 0.79	117,100	2.07	0.76	80,951	0.76
0.80 – 0.89	1,600,800	2.55	0.85	667,590	0.82
0.90 – 0.99	75,000	2.37	0.91	18,750	0.91
1.00 – 1.10	2,143,083	3.66	1.06	261,667	1.06
0.12 – 1.10	10,732,595	3.22	0.65	2,268,260	0.71

The options expire at various dates from February 2, 2009 to December 2, 2013.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[c]	Stock option plan (cont’d)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of optioned	Weighted average
	common shares	exercise price
	#	$
Balance, December 31, 2006	7,593,350	0.61
Options granted	4,988,913	0.89
Options forfeited - vested	(96,750)	0.75
Options forfeited - unvested	(404,125)	0.66
Options expired	(159,250)	0.66
Options exercised	(1,343,763)	0.51
Balance, December 31, 2007	10,578,375	0.75
Options granted	2,432,000	0.23
Options forfeited - vested	(992,110)	0.72
Options forfeited - unvested	(1,065,450)	0.67
Options expired	(147,750)	0.56
Options exercised	(72,470)	0.51
Balance, December 31, 2008	10,732,595	0.65

The exercise price equaled the closing trading price of the common shares on the date preceding the date of grant for all options issued during the year ended December 31, 2008.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[d]	Stock-based compensation

For the year ended December 31, 2008, the Company recognized total stock-based compensation of $737,147 [2007 - $665,185; 2006 - $648,257]. For the year ended December 31, 2008, the Company recognized compensation expense of $724,450 [2007 - $594,664; 2006 - $547,680] as a result of stock options granted to officers, directors and employees, and $12,697 [2007 - $70,521; 2006 - $100,577] as a result of stock options granted to consultants, with a corresponding credit to contributed surplus.

The fair value of stock options granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	2008	2007	2006
Dividend yield	0%	0%	0%
Expected volatility	78%	73%	74%
Risk-free interest rate	1.88%	4.12%	4.05%
Expected life in years	3.00	3.92	3.55
Weighted-average fair value per share option	$0.12	$0.49	$0.45

The following table shows stock-based compensation allocated by type of cost:

	2008	2007	2006
	$	$	$
Cost of sales - products and services	50,322	31,582	50,268
Research and development	100,900	65,063	44,844
Marketing and business development	72,843	50,649	125,945
General and administrative	513,082	517,891	427,200
	737,147	665,185	648,257

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[e]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares were held in escrow. At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange. Previously, the escrow shares were to be released based on the Company’s cumulative cash flow. Commencing March 2005, common shares held in escrow may be released upon request, in twelve tranches over a period of six years, with tranches released every six months. Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares. As at December 31, 2008, 495,000 common shares have been released from escrow leaving a balance of escrow shares as at December 31, 2008 of 330,000.

[f]	Common share purchase warrants

At December 31, 2008, the following common share purchase warrants are outstanding:

	Number of common	Exercise
Issue Date	shares issuable	price $	Expiry date
October 28, 2008	15,542,218	$0.20	October 28, 2011
October 31, 2008	1,459,450	$0.20	October 31, 2011
	17,001,668	$0.20

Common share purchase warrant transactions are summarized as follows:

	Number of	Weighted average
	warrants	exercise price
	#	$
Balance, December 31, 2006	15,263,540	0.61
Warrants exercised	(3,169,006)	0.55
Balance, December 31, 2007	12,094,534	0.62
Warrants issued	17,001,668	0.20
Warrants exercised	(6,285,239)	0.62
Warrants expired	(5,809,295)	0.62
Balance, December 31, 2008	17,001,668	0.20

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

12. RELATED PARTY TRANSACTIONS

[a]	The following expenses were incurred by the Company for services provided by directors or companies related to or under their control:

	2008	2007	2006
	$	$	$
General and administrative
Strategic consulting services	250,000	250,000	66,500
Directors’ fees	87,000	-	80,000
Legal fees	29,477	41,456	9,897
	366,477	291,456	156,397

For the year ended December 31, 2008, strategic consulting service fees in the amount of $250,000 were incurred by the Company for extraordinary services provided by a non- management member of the Board of Directors. This amount remains outstanding and is included in the balance of accrued and other liabilities as at December 31, 2008. In the first quarter of 2008, $250,000 was paid by the Company for extraordinary services provided in 2007 by a non- management member of the Board of Directors.

For the year ended December 31, 2008, directors’ fees totaling $87,000 were incurred by the Company for routine services provided by non-management members of the Board of Directors. As at December 31, 2008 $87,000 remained outstanding and was included in the balance of accrued and other liabilities. No such payments have been made in the year ended December 31, 2008.

The Company retains a law firm where a corporate partner is a non-management member of the Board of Directors. For the year ended December 31, 2008, the Company incurred legal fees from this law firm totaling $29,477 [2007 - $41,456; 2006 - $9,897]. As at December 31, 2008, there were no amounts outstanding in the balance of accounts payable and accrued liabilities for this law firm.

[b]	In 2006, the Company entered into an agreement with a development partner, whereby the development partner became a shareholder of the Company.

The Company earned revenues from this development partner as follows:

	2008	2007	2006
	$	$	$
Product revenues	1,147,439	1,247	-
Contract service fees and revenues from
collaborative research arrangements	917,210	526,872	171,225
	2,064,649	528,119	171,225

As at December 31, 2008, $320,725 is included in trade receivables.

All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

13. INCOME TAXES

At December 31, 2008 the Company had approximately $43,784,000 of non-capital loss carry forwards, approximately $3,065,000 of federal investment tax credits and approximately $1,491,000 of provincial investment tax credits available to reduce taxable income and taxes payable for future years. These losses and investment tax credits expire as follows:

	Provincial investment	Federal investment	Non-capital loss
	tax credits	tax credits	carryforwards
	$	$	$
2009	-	-	3,028,000
2010	239,000	-	3,163,000
2011	213,000	-	-
2012	129,000	-	-
2013	93,000	-	-
2014	20,000	-	4,101,000
2015	58,000	-	6,880,000
2016	142,000	-	-
2017	243,000	-	-
2018	354,000	151,000	-
2019	-	227,000	-
2020	-	430,000	-
2021	-	384,000	-
2022	-	233,000	-
2023	-	168,000	-
2024	-	36,000	-
2025	-	105,000	-
2026	-	256,000	7,669,000
2027	-	438,000	10,728,000
2028	-	637,000	8,215,000
	1,491,000	3,065,000	43,784,000

In addition, the Company has unclaimed tax deductions of approximately $12,758,000 related to scientific research and experimental development expenditures available to carry forward indefinitely to reduce taxable income of future years and other deductible temporary differences of approximately $7,197,677.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

13. INCOME TAXES (cont’d)

Significant components of the Company’s future tax assets as of December 31, 2008 are shown below:

	2008	2007
	$	$
Future tax assets:
Book amortization in excess of tax capital cost allowance	742,000	453,000
Non-capital loss carry forwards	11,384,000	10,068,000
Research and development deductions and credits	7,061,000	5,914,000
Share issue costs	331,000	416,000
Unearned revenue	39,000	56,000
Unrealized foreign exchange	46,000	84,000
Free rent liability	199,000	194,000
Non-repayable lease inducement	420,000	67,000
Other	95,000	102,000
Total future tax assets	20,317,000	17,354,000
Valuation allowance	(20,317,000)	(17,354,000)
Net future tax assets	-	-

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization does not meet the requirements of “more likely than not” under the liability method of tax accounting. Accordingly, a valuation allowance has been recorded and no future tax assets have been recognized as at December 31, 2008 and 2007.

The reconciliation of income tax attributable to operations computed at the statutory tax rate to income tax expense (recovery), using a 31% [2007 - 34%; 2006 - 34%] statutory tax rate, at December 31, 2008 is:

	2008	2007	2006
	$	$	$
Income taxes (recovery) at statutory rates	(4,236,000)	(4,738,000)	(3,168,000)
Expenses not deductible for tax purposes	264,000	120,000	196,000
Non-capital losses for which no
benefit has been recognized	2,547,000	3,555,000	2,579,000
Other temporary differences for which no
benefit has been recognized	1,425,000	1,063,000	393,000
	-	-	-

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

14. COMMITMENTS AND CONTINGENCIES

[a]	Research and license agreements

The Company entered into an exclusive license agreement with the University of British Columbia (“UBC”) effective March 1996, as amended October 2003, to use and sublicense certain technology (“Technology”) and any improvements thereon, and to manufacture, distribute and sell products in connection therewith. In consideration for these rights, the Company paid a non-refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology. In addition, in the event the Company sublicenses the Technology, the Company is required to pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year.

Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee. Effective January 1, 2006 the annual license fee increased to $1,000. These payments are accrued and expensed in the year incurred. The agreement terminates on the expiration date in 2016, or invalidity of the patents or upon bankruptcy or insolvency of the Company. For the year ended December 31, 2008, the Company incurred an expense of $11,000 [2007 - $11,000; 2006 - $11,000] for royalty and license fees.

[b]	Indemnification of directors and officers

Under the Articles of the Company, applicable law and agreements with its officers, the Company, in circumstances where the individual has acted legally, honestly and in good faith, may or is required to indemnify its directors and officers against certain losses. The Company's liability in respect of the indemnities is not limited. The maximum potential of the future payments is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

[c]	Indemnification of third parties

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay. To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in these consolidated financial statements with respect to these indemnification obligations.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

14. COMMITMENTS AND CONTINGENCIES (cont’d)

[d]	Supply agreement

The Company entered into a supply agreement, effective September 2003 for certain reagents for the Company’s RAMP West Nile Virus Test. In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties equal to 10% of net revenue generated from the sale of the Company’s RAMP West Nile Virus Test. The initial term of the agreement was three years from the effective date and is automatically renewed for successive periods of one year until either party terminates the Agreement. For the year ended December 31, 2008, the Company incurred an expense of $64,588 [2007 - $44,845; 2006 - $54,528] for royalties to the supplier.

[e]	Lease agreements

[i]

The Company entered into a property sublease agreement to lease 31,920 square feet of multi-use business space. The term of the sublease agreement was October 1, 2005 to December 14, 2007. The property sublease agreement term was extended from December 14, 2007 to March 31, 2008. For the duration of the sublease extension term, the Company was required to pay the sub-landlord a total gross monthly rent of approximately $79,000 including maintenance and utilities. Rent expense and associated fees related to the property sublease agreement for the year ended December 31, 2008 was $223,810 [2007 - $720,336; 2006 - $747,256].

[ii]

The Company entered into a long-term agreement to lease a single tenant 46,000 square foot facility to house all of the Company’s operations beginning March 2008. Rent is payable from February 1, 2008 to January 31, 2023. The Company is required to pay the landlord total gross monthly payments of approximately $160,000, which is comprised of base rent, administrative and management fees, estimated property taxes and repayments of the repayable lease inducement [Note 9[iii]].

For the year ended December 31, 2008, $1,642,263 [2007 - $477,977] was incurred for expenses related to base rent, administrative and management fees, estimated property taxes, rent-free inducement and interest on repayments of the repayable lease inducement offset by amortization of both the rent-free inducement [Note 9[i]] and non-repayable leasehold improvement allowance [Note 9[ii]].

[iii] The Company entered into a number of operating leases for administrative equipment.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

14. COMMITMENTS AND CONTINGENCIES (cont’d)

[iv]	The minimum annual cost of lease commitments is estimated as follows:

	Premise*	Equipment	Total
Years ending,	$	$	$
2009	1,897,511	30,240	1,927,751
2010	1,944,660	30,240	1,974,900
2011	1,967,973	30,240	1,998,213
2012	1,991,958	7,560	1,999,518
2013	2,016,637	-	2,016,637
Thereafter	19,769,483	-	19,769,483
	29,588,222	98,280	29,686,502

*	Includes base rent, administrative and management fees, estimated property taxes and repayable lease inducement payments

[f]	Commitments to purchase equipment

At December 31, 2008, the Company has outstanding purchase order commitments totaling $1,962 related to the purchase of software.

15. SEGMENTED INFORMATION

The Company operates primarily in one business segment, the research, development, commercialization and distribution of diagnostic technologies, with primarily all of its assets and operations located in Canada. The Company’s revenues are generated from product sales primarily in the United States, Asia, Europe and Canada. Expenses are primarily incurred from purchases made from suppliers in Canada and the United States.

For the year ended December 31, 2008, the Company’s contract service fees and revenues from collaborative research arrangements were generated from two customers [2007 - one customer for a total of $526,872; 2006 - three customers for a total of $663,721].

Contract service fees and revenues from collaborative research arrangements by geographic location were as follows:

	2008	2007	2006
	$	$	$
United States	917,210	526,872	479,956
Europe	59,286	-	-
Canada	-	-	80,000
Asia	-	-	73,765
Total	976,496	526,872	633,721

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

15. SEGMENTED INFORMATION (cont’d)

For the year ended December 31, 2008, $3,110,944 in product sales were generated from four customers [2007 - $1,671,905 from three customers; 2006 - $2,347,529 from four customers].

Product sales by customer location were as follows:

	2008	2007	2006
	$	$	$
United States	2,371,357	1,078,737	1,530,726
Asia	1,314,621	1,267,473	1,564,497
Canada	663,507	394,891	389,013
Europe	508,579	623,126	227,357
Other	41,777	193,017	74,744
Total	4,899,841	3,557,244	3,786,337

Product sales by type of product were as follows:

	2008	2007	2006
	$	$	$
Clinical products	3,683,706	2,222,642	2,356,187
Vector products (West Nile Virus)	721,117	506,631	646,032
Bio-defense products	495,018	827,971	784,118
Total	4,899,841	3,557,244	3,786,337

16. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

17. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with US GAAP.

	2008	2007	2006
	$	$	$

Consolidated Statements of Loss

Loss for the year under Canadian GAAP	(13,663,656)	(13,901,041)	(9,328,167)

Excess of fair value over nominal value paid
for escrow shares released during the year	(103,125)	(251,625)	-
Interest accretion on convertible debt	-	-	21,989
Amortization of deferred financing costs	-	-	(444)
Total loss and comprehensive loss
according to US GAAP	(13,766,781)	(14,152,666)	(9,306,622)

Basic and diluted net loss per share
according to US GAAP	($0.10)	($0.12)	($0.10)

The following are the material measurement variations in accounting principles, practices and methods used in preparing these consolidated financial statements from those generally accepted in the United States.

	December 31, 2008		December 31, 2007
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Consolidated Balance Sheets

Contributed surplus [note 11[b]]	7,809,327	8,606,923	7,172,788	7,867,259
Deficit [note 11 [b]]	(81,156,779)	(81,885,087)	(67,493,123)	(68,118,306)

[a]

Under US GAAP, the excess, if any, of the fair value of the shares in escrow over the nominal value paid will be recorded as compensation expense upon release from escrow. 165,000 shares were released from escrow in 2008 (2007 - 330,000, 2006 - $Nil) for a total of 495,000 shares released to date, of which $103,125 (2007 - $251,625, 2006 - $Nil) was attributed to the excess of the fair value of the escrow shares over the nominal amount paid.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

17. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

[b]

For purposes of reconciliation to US GAAP, the re-pricing of options is subject to variable plan accounting under APB 25, which can give rise to additional compensation expense. Under SFAS 123(R) such re-pricings are not subject to variable plan accounting. In years prior to 2003, compensation expense of $442,846 resulted from the re-pricing of options.

[c]

Under US GAAP, effective January 1, 2007, the Company adopted the provisions of FIN 48 that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

[d]	Accounts payable and accrued liabilities comprise:

Under Canadian GAAP, accounts payable and accrued liabilities are presented in the consolidated financial statements on an aggregate basis. US GAAP requires that the accounts payable and accrued liabilities be presented in the consolidated financial statements as follows:

	December 31,	December 31,
	2008	2007
	$	$
Trade accounts payable	572,576	2,104,204
Employee-related accruals	874,139	285,144
Other accrued liabilities	1,067,132	1,030,035
	2,513,847	3,419,383

[e]	Stock-based compensation

Under US GAAP, effective January 1, 2006, the Company adopted Financial Accounting Standards Board Statement (“FAS”) 123(R) “Share-Based Payment”, a revision to FAS 123 “Accounting for Stock-Based Compensation”. FAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to executive officers, directors, employees and consultants over the requisite service period, which can not be less than the term of vesting. Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

Pursuant to the provisions of FAS 123(R), the Company applied the modified-prospective transition method. Under this method, the fair value provisions of FAS 123(R) is applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006. Measurement and attribution of compensation costs for unvested awards at January 1, 2006, granted prior to the adoption of FAS 123(R) are recognized based upon the provisions of FAS 123, after adjustment for estimated forfeitures as discussed below.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

17. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

[e]	Stock-based compensation (cont’d)

Since the Company did not previously estimate forfeitures in the calculation of employee compensation expense under FAS 123, upon adoption of FAS 123(R), the Company recognized in income the cumulative effect, if any, of a change in accounting principle to reflect the estimated forfeitures for unvested stock options outstanding at December 31, 2005, the effect of which was $Nil for the year ended December 31, 2006.

[f]	Adoption of new accounting pronouncements

Effective January 1, 2008, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option, however, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. The adoption of this statement has not had a material effect on the Company's financial statements.

Effective January 1, 2008, the Company adopted the provisions of FASB SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The adoption of this statement has not had a material effect on the Company's financial statements.

[g]	Recent accounting pronouncements

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133”. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

17. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

[g]	Recent accounting pronouncements (cont’d)

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements Liabilities –an Amendment of ARB No. 51”. This statement amends ARB 51 to establish accounting and reporting standards for the Noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As the Company’s subsidiaries are wholly owned the adoption of this statement is not expected to have a material effect on the Company's financial statements.

In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141R, “Business Combinations”. This statement replaces SFAS 141 and defines the acquirer in a business combination as the entity that obtains control of one or more businesses in a business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS 141R also requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

18. SUBSEQUENT EVENTS

[a]

In February 2009, the Company announced that Roche Diagnostics has agreed to fund two new projects aimed at strengthening the commercial success of the Response cardiovascular line of products that Roche is expected to market in North America, beginning in the first quarter of 2009. The first project approved for funding is to complete a submission for a CLIA-waiver for the RAMP® NT-proBNP assay. The second project is the development of a next-generation Troponin I (TnI) assay.

[b]

In March 2009, the Company announced that it has signed a collaboration/grant with Foundation for Innovative New Diagnostics (“FIND”) to begin work to develop a rapid point-of-care tuberculosis diagnostic assay. The first phase of this collaboration grant will be a feasibility study. If successful a second phase will follow and involve testing optimized assays on simulated samples at Response Biomedical.

Item 19. Exhibits

Exhibit		Name of Exhibit

Number

1.1	(1)	Certificate of Incorporation dated 20 August 1980
1.2	(1)	Company Act Name Change dated 15 October 1991
1.3	(2)	Articles of the Company
2.1	(1)	Escrow Agreement dated 29 July 2004
2.2	(2)	Performance Share Escrow Agreement dated 31 December 1995
4.1		Alexandria New Facility Lease Agreement dated 24 April 2007
4.2		Alexandria – First Amendment to Lease Agreement dated 18 May 2007
4.3	(7)	Creation Technologies Supply Agreement dated 19 August 2005
4.4		Roche License Agreement – NT- proBNP dated 26 July 2005*
4.5		Roche License Agreement – Amendment 2 concluded 26 July 2005 – dated 24 June 2008*
4.6		Roche Sales and Supply Agreement dated 25 June 2008*
4.7		Shionogi Supply Agreement dated 12 May 2006
4.8		Shionogi Supply Agreement – Amendment 1dated 11 July 2008
4.9		3M Master Manufacturing and Supply Agreement dated 30 November 2006 (Redacted)*
4.10	(6)	3M/Response Investment Agreement dated 30 November 2006
4.11		Contract – S. Wayne Kay, Chief Executive Officer
4.12		Contract – D . Morris, Chief Operating Officer
4.13		Contract – R. Simmons, Vice President Manufacturing
4.14		Contract – Paul Harris, Vice President, Research and Development
4.15		Short Term Incentive Plan dated 18 March, 2008
4.16		2008 Stock Option Plan
4.17		Termination Letter – William Radvak, former President and Chief Executive Officer dated 13 September 2007
4.18		Irrevocable Commercial Letter of Credit dated 1 May 2007
4.19		Form of Indemnification Agreement between Response Biomedical Corp. and applicable officers
4.20	(1)	Form of Share Purchase Warrant effective 30 December 2004
4.21	(3)	Form of Convertible Debenture issued 21 October 2005
4.22	(3)	Form of Share Purchase Warrant issued 21 October 2005
4.23	(3)	Engagement Letter dated 15 March 2006 between Response Biomedical Corp. and Delafield Hambrecht, Inc.
4.24	(4)	Securities Purchase Agreement dated 30 March 2006 between Response Biomedical Corp. and the purchasers named therein, together with the disclosure schedules hereto and the U.S. and non -U.S. forms of share purchase warrants (Delafield financing)
4.25	(3)	Agency Agreement dated 30 March, 2006 between Response Biomedical Corp. and Haywood Securities Inc.
4.26	(3)	Form of share purchase warrant issued 30 March 2006 (Haywood Financing)
4.27	(3)	Form of share purchase warrant issued 30 March 2006 (non-brokered financing – non-U.S.
4.28	(3)	Form of share purchase warrant issued 30 March 2006 (non-brokered financing -U.S.
4.29		Demand Operating Facility Agreement dated 26 April 2007
4.30	(1)	1996 Stock Option Plan, as amended 21 June 2004
4.31	(5)(7)	2005 Stock Option Plan as amended 22 June 2006
4.32		Agency Agreement Private Placement Financing dated 28 October 2008
4.33		Warrant Certificate – Othmar Iseli dated 28 October 2008
4.34		Warrant Certificates – various – dated 28 October 2008
4.35		Form of Non U.S. Subscription Agreement
4.36		Form of U.S. Subscription Agreement
4.37		Form of Non-Brokered Subscription Agreement
8.1		List of our subsidiaries

12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Director, Finance and Administration
13.1	Section 906 Certification of Chief Executive Officer
13.2	Section 906 Certification of Director, Finance and Administration
15.1	Audit Committee Charter

*

Confidential portion of this exhibit has been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

(1)	Previously filed as an exhibit to, and incorporated herein by reference from, our Annual Report of Form 20- F for the year ended 31 December 2004, as filed on 2 May 2005.
(2)	Previously filed as an exhibit to, and incorporated herein by reference from, our Registration Statement on Form 20-F filed on 4 February 2004.
(3)	Previously filed as an exhibit to, and incorporated herein by reference from, our Annual Report on Form 20-F for the year ended 31 December 2005, as filed on 30 June 2006.
(4)	Previously filed as exhibits to, and incorporated herein by reference from, our Report on Form 6-K filed on 4 April 2006.
(5)	Previously filed as an exhibit to, and incorporated herein by reference from, our Report on Form 6-K filed on 23 June 2005.
(6)	Previously filed as an exhibit to, and incorporated herein by reference from, our Report on Form 6-K filed on 19 December 2006.
(7)	Previously filed as an exhibit to, and incorporated herein by reference from, our Report on Form 6-K filed on 2 April 2008.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Response Biomedical Corp.

“S. Wayne Kay”

S. Wayne Kay
Chief Executive Officer

Date: 31 March 2009