Form 20-F
period 2009-12-31
RESPONSE BIOMEDICAL CORP
filed 2010-04-01
CIK 806888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 For the fiscal year ended 31 December 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-50571

RESPONSE BIOMEDICAL CORP.
(Exact Name of Registrant as Specified in its Charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of Incorporation or Organization)

1781-75th AVENUE W., VANCOUVER, B.C. CANADA, V6P 6P2
(Address of Principal Executive Offices)

Livleen Kaler, 604-456-6046, lkaler@responsebio.com, 1781-75th AVENUE W., VANCOUVER, B.C. CANADA, V6P 6P2
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  NONE.

Securities registered or to be registered pursuant to Section 12(g) of the Act:  COMMON SHARES WITHOUT PAR VALUE.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  NONE.

As at 31 December 2009, the close of the period covered by the annual report, the number of common shares of the issuer outstanding was 254,672,008

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
[X]  Yes     [ ]  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[ ]  Yes     [ ]  No

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
Large Accelerated Filer [ ]  Accelerated Filer [ ]  Non-Accelerated Filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
[ ]U.S. GAAP     [ ]International Financial Reporting Standards as issued by     [X] Other
the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected has elected to follow
[X] Item 17    [ ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ ] Yes     [X] No

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This annual report contains certain forward-looking statements, including statements about:

o	The development of new services and products and the expansion of the market for our current services and products;
o	Implementing aspects of our business plan and strategies;
o	Our financing goals and plans;
o	Our existing working capital and cash flows and whether and how long these funds will be sufficient to fund our operations; and
o	Our raising of additional capital through future equity and debt financings.

The forward-looking statements in this annual report reflect management’s current views and expectations with respect to our business, strategies, services and products, future results and events, and financial performance. In general, all statements other than statements of historical fact, including future results of operations or financial position, made in this annual report should be considered forward looking. Our forward-looking statements are primarily located in the following sections of this annual report: “Item 3 – D. Risk Factors”, “Item 4 – Our Information”, and “Item 5 - Operating and Financial Review and Prospects”. In addition, the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “desire,” “goal,” “may,” “will,” variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements and their absence does not mean that the statement is not forward-looking. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which are unforeseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. Our actual results could differ materially from those anticipated in or implied by these forward-looking statements for many reasons, including, among others, the risks we face as described in the section entitled “Risk Factors” and elsewhere in this annual report.

Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this annual report. We make cautionary statements in the “Risk Factors” section of this annual report beginning on page 4, and in other parts herein. You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this annual report.

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

The information set forth in this annual report is as of 31 December 2009 unless another date is indicated. All references to dollars ($) in this document are to Canadian funds, unless otherwise indicated.  On 31 December 2009, the exchange rate for conversion of U.S. dollars into Canadian dollars was U.S. $1.00 = Cdn.$1.051.  The exchange rate for conversion of U.S. dollars into Canadian dollars as at 29 March 2010 was U.S. $1.00 = Cdn. $1.021.  The exchange rate represents the closing rate of the Bank of Canada.

The following table sets forth the high and low rates of exchange of U.S. dollars into Canadian dollars for each month during the previous six months and the average of such exchange rates during the five most recent fiscal years ended 31 December 2009.  The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year or a period.

	Exchange Rate Canadian Dollar/U.S. Dollar
	High	Low
Month ended 31 December 2009	$1.075	$1.037
Month ended 30 November 2009	$1.083	$1.043
Month ended 31 October 2009	$1.096	$1.025
Month ended 30 September 2009	$1.110	$1.059
Month ended 31 August 2009	$1.112	$1.067
Month ended 31 July 2009	$1.172	$1.076

Average
Fiscal year ended 31 December 2009	$1.142
Fiscal year ended 31 December 2008	$1.066
Fiscal year ended 31 December 2007	$1.075
Fiscal year ended 31 December 2006	$1.134
Fiscal year ended 31 December 2005	$1.212

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

Diagnostic - reagents, instruments and systems intended for use in the diagnosis of disease or other conditions, including a determination of the state of health.

DNA (Deoxyribonucleic acid) - the chemical basis for heredity and the carrier of genetic information for all forms of life.

FDA (Food and Drug Administration) - the government agency that regulates the manufacture, safety, use and efficacy of biological and pharmaceutical therapeutics, diagnostics and other medical products in the United States.

Immune response - the events that occur when a protein is introduced into the body by an infectious microorganism, transplanted tissue, vaccines or the host's own tissue (e.g., auto-immune diseases).  The immune response is characterized by the production of antibodies from activated B-cells and the activation of T-cells.

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

Lateral Flow Immunoassay – an Immunoassay in which a liquid sample containing the target Analyte migrates transversely along a membrane by capillary or wicking action.

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

Point-of-Care (POC) – simple, non-laboratory-based diagnostic tests performed near the patient using portable hand-held devices, compact desktop analyzers, single-use test cartridges or dipsticks (e.g., in the emergency room, clinic or physician’s office).

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

Staphylococcus aureus (Staph A) - is a bacteria which lives harmlessly on human skin but when it enters the human body usually through a break in the skin, it can cause infection anywhere in the body.

TPD (Therapeutics Products Directorate) - part of the Health Products and Food Branch of Health Canada, the government agency which regulates the manufacture, safety, efficacy and sale of human diagnostic and therapeutic products in Canada.

RESPONSE BIOMEDICAL CORP.

FORM 20-F

FOR THE FISCAL YEAR ENDED 31 DECEMBER 2009

PART 1

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A.	Selected Financial Data

The following table sets forth the selected consolidated financial data for our five most recent fiscal years ended 31 December 2009.  This data has been derived from our audited consolidated financial statements.  Our audited consolidated financial statements included with this annual report have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which conform to United States generally accepted accounting principles (“U.S. GAAP”) except as disclosed in Note 16 thereto.  The following financial data should be read in conjunction with our consolidated financial statements and notes thereto and “Item 5 – Operating and Financial Review and Prospects”.

The following financial data is expressed in Canadian dollars.  The exchange rate for conversion from U.S. to Canadian dollars is provided above, under the heading “Terms of Reference and Exchange Rates”.

	Years Ended 31 December
Statement of Loss Data	2009	2008	2007	2006	2005
REVENUE
Product Sales	8,153,049	$4,899,841	$3,557,244	$3,786,337	$3,088,638
Contract Service & Research Revenue	1,793,220	$976,496	$526,872	$633,721	$401,042
Loss from Operations, CDN GAAP	(8,590,389)	$(13,004,407)	$(13,772,084)	$(9,427,897)	$(8,255,273)
LOSS, CDN GAAP	(9,543,531)	$(13,663,656)	$(13,901,041)	$(9,328,167)	$(8,424,983)
Basic and Diluted Loss from operations per common share, CDN GAAP	$(0.04)	$(0.09)	$(0.11)	$(0.10)	$(0.12)
Basic and Diluted Loss per common share, CDN GAAP	$(0.04)	$(0.10)	$(0.12)	$(0.10)	$(0.12)
Weighted average number of common shares outstanding, CDN GAAP	222,093,926	140,675,971	120,509,268	91,060,203	67,631,104

Loss from Operations, U.S. GAAP	(8,598,639)	$(13,107,532)	$(14,023,709)	$(9,405,908)	$(8,207,234)
LOSS, U.S. GAAP	(9,551,781)	$(13,766,781)	$(14,152,666)	$(9,306,622)	$(8,377,240)
Basic and Diluted Loss from operations per common share, U.S. GAAP	$(0.04)	$(0.09)	$(0.12)	$(0.10)	$(0.12)
Basic & Diluted Loss per common share, U.S. GAAP	$(0.04)	$(0.10)	$(0.12)	$(0.10)	$(0.12)
Weighted average number of common shares outstanding, U.S. GAAP	222,093,926	140,675,971	120,509,268	91,060,203	67,631,104

	As at 31 December
BALANCE SHEET DATA	2009	2008	2007	2006	2005
Total Assets:
CDN & U.S. GAAP	$21,464,196	$19,394,907	$17,938,351	$12,966,931	$2,253,939
Net Assets:
CDN GAAP	$9,646,542	$6,760,128	$11,073,221	$10,755,176	$(3,178,792)
U.S. GAAP	$9,715,830	$6,829,416	$11,142,779	$10,755,176	$3,402,719

Share Capital:
CDN & U.S. GAAP	$89,084,660	$80,107,580	$71,393,556	$56,868,133	$35,743,700
Number of shares outstanding as at year end	254,672,008	170,338,675	129,977,631	113,464,862	67,700,472

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We are not profitable and have negative cash flow.  Based on our current cash resources, expected cash burn, and anticipated revenues, we expect that we can maintain operations until July 2010 We need to raise additional capital to fund our operations. We have relied primarily on debt and equity financings to fund our operations and commercialize our products.  Additional capital may not be available, at such times or in amounts, as needed by us.  Even if capital is available, it might be on adverse terms.  Any additional equity financing will be dilutive to our shareholders.  If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail one or more product development programs, attempt to obtain funds through collaborative partners or others that may require us to relinquish rights to certain technologies or product candidates, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

Our inability to generate sufficient cash flows may result in our Company not being able to continue as a going concern.

We have incurred significant losses to date.  As at 31 December 2009, we had an accumulated deficit of $90,700,310 and had not generated positive cash flow from operations.  Accordingly, there is significant uncertainty about our ability to continue as a going concern.  We will seek additional financing to support our continued operation; however, there are no assurances that any such financing can be obtained on favorable terms, if at all. In view of these conditions, our ability to continue as a going concern is dependent upon our ability to obtain such financing and, ultimately, on achieving profitable operations.  The outcome of these matters cannot be predicted at this time. The consolidated financial statements for the year ended 31 December 2009 do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should we be unable to continue in business. Such adjustments could be substantial.

We have a limited operating history and have incurred substantial operating losses.  We expect these losses to continue in the future.  If we are unable to generate sufficient revenue, positive cash flow or earnings, or raise sufficient capital to maintain operations, we may not be able to continue operating our business and be forced to sell our Company or liquidate our assets.

We have only recently evolved from a pure development company to a commercial enterprise and to date have realized minimal operating revenues from product sales.  As of 31 December 2009, we have incurred cumulative losses since inception of $90,700,310.  For the fiscal years ending 31 December 2009, 2008, 2007, 2006, and 2005, we incurred losses of $9,543,531, $13,663,656, $13,901,041, $9,328,167, and $8,424,983, respectively.  We are currently not profitable and expect operating losses to continue.  Generating revenues and profits will depend significantly on our ability to successfully develop, commercialize, manufacture and market our products.  The time necessary to achieve market success for any individual product is uncertain.  No assurance can be given that product development efforts will be successful, that required regulatory approvals can be obtained on a timely basis, if at all, or that approved products can be successfully manufactured or marketed.  Consequently, we cannot assure that we will ever generate significant revenue or achieve or sustain profitability.  As well, there can be no assurance that the costs and time required to complete commercialization will not exceed current estimates.  We may also encounter difficulties or problems relating to research, development, manufacturing, distribution and marketing of our products.  In the event that we are unable to generate adequate revenues, cash flow or earnings, to support our operations, or we are unable to raise sufficient capital to do so, we may be forced to cease operations and either sell our business or liquidate our assets.

Current and future conditions in the global economy may have a material adverse effect on our business prospects, financial condition and results of operations.

During the second half of fiscal year 2008, the global financial crisis, particularly affecting the credit and equity markets, accelerated and the global recession deepened, with an exceptionally weak global economy in 2009. Though we cannot predict the extent, timing or ramifications of the global financial crisis and the global recession in 2010, we believe that the current downturn in the world’s major economies and the constraints in the credit markets have heightened or could heighten a number of material risks to our business, results of operations, cash flows and financial condition, as well as our future prospects, including the following:

•
Credit availability and access to equity markets — Continued issues involving liquidity and capital adequacy affecting lenders could affect our ability to fully obtain credit facilities or additional debt and could affect the ability of any lenders to meet their funding requirements when we need to borrow. Further, the high level of volatility in the equity markets and the decline in our stock price may make it difficult for us to access the equity markets for additional capital at attractive prices, if at all. If we are unable to obtain credit, or access the capital markets, where required, our business could be negatively impacted.

•
Credit availability to our customers — We believe that many of our customers are reliant on liquidity from global credit markets and, in some cases, require external financing to fund their operations. As a consequence, if our customers lack liquidity, it would likely negatively impact their ability to pay amounts due to us.

•
Commitments from our customers — There is a greater risk that customers may be slower to make purchase commitments during the current economic downturn, which may negatively impact the sales of our new and existing products.

•
Supplier difficulties — If one or more of our suppliers experiences difficulties that result in a reduction or interruption in supplies or services to us, or they fail to meet any of our manufacturing requirements, our business could be adversely impacted until we are able to secure alternative sources, if any.

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

We anticipate growth in the number of employees, the scope of the operating and financial systems and the geographic area of operations as new products are developed and commercialized.  This growth will result in increases in responsibilities for both existing and new management personnel.  Managing growth effectively will require us to continue to implement and improve operational, financial and management information systems, and to successfully attract, hire on favorable terms, develop, motivate and manage employees.  This growth may require additional locations and new capital equipment.  If we are unable to successfully manage our expansion, we may experience an inability to take advantage of new sales opportunities, poor employee morale, an inability to attract new employees and management, an inability to generate adequate financial and other relevant reports, poor quality control and customer service and difficulty managing our operating expenses and working capital.  As a consequence, we may find ourselves unable to compete effectively in the market place with our products leading to loss of revenue and poor operational performance, including sustained losses.

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

Manufacturing and quality problems have arisen and may arise in the future as we attempt to scale-up our manufacturing capacity and implement automated and semi-automated manufacturing methods.  We rely on third parties for the manufacture of much of our automated and semi-automated manufacturing equipment.  Consequently, implementation of automated and semi-automated manufacturing methods may not be achieved in a timely manner or at a commercially reasonable cost, or at all.  In addition, we continue to make significant investments to improve our manufacturing processes and to design, develop and purchase manufacturing equipment that may not yield the improvements that we expect.  Unanticipated acceleration and deceleration of customer demand for our products has resulted, and may continue to result, in inefficiencies or constraints related to our manufacturing, which has harmed and may in the future harm our gross margins and overall financial results.  Such inefficiencies or constraints may also result in delays, lost potential product sales or loss of current or potential customers due to their dissatisfaction.

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

Our strategy is to achieve commercialization of our infectious diseases products and cardiovascular products through partnering with multinational companies with global reach and resources.  Our ability to establish, maintain and enforce such arrangements is uncertain given the stage to which our business has developed and our resources.  We will rely heavily on our alliance partners to comply with any agreement struck and to be successful in the fulfillment of their obligations including, for example, obligations relating to clinical and regulatory matters, and relating to sales, marketing and distribution.  We may have limited or no control on our alliance partners in the pursuit of their obligations.  Their failure to successfully carry out their obligations or our failure to establish, maintain or enforce such arrangements could have a material negative effect on our business.

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

Our future growth will depend upon, among other factors, our ability to successfully develop new products and to make product improvements to meet evolving market needs.  Although we believe that we have scientific and technical resources available, future products will nevertheless be subject to the risks of failure inherent in the development of products based on innovative technologies.  Any specific new product in research and development, may face technical challenges that may significantly increase the costs to develop that product, cause delays to commercialization or prevent us from commercializing that product at all.  Although we expect to continue to expend resources on research and development efforts, to enhance existing products and develop future ones, we are unable to predict whether research and development activities will result in any commercially viable products.  There can be no assurance that we will be able to successfully develop future products and tests, which would prevent us from introducing new products in the marketplace and negatively impact our ability to grow our revenues and become profitable.

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

Changing laws, regulations and standards relating to corporate governance and public disclosure, including International Financial Reporting Standards (“IFRS”), the Sarbanes-Oxley Act of 2002, new SEC and BC Securities Commission regulations, and Toronto Stock Exchange (“TSX”) rules, are creating additional complexities and expenses for companies such as ours. In particular, the conversion to IFRS by January 1, 2011 has added and will continue to add complexity and costs to our business and require a significant investment of our time and resources to complete.  There is significantly more disclosure required under IFRS.  While IFRS uses a conceptual framework similar to Canadian GAAP, the conversion to IFRS will impact our accounting policies, internal control over financial reporting and disclosure controls and procedures.  While we have made an initial assessment, the full impact on our consolidated financial statements is not completely known.  We will make every effort to convert our statements in time to comply with the new standard but we cannot make a guarantee that our efforts will be successful.  Additionally, we take the requirements relating to the Sarbanes-Oxley Act of 2002 very seriously and will make every effort to ensure that we receive clean attestations on our internal controls each year from our outside auditors, but there is no guarantee that our efforts to do so will be successful. To maintain high standards of corporate governance and public disclosure, we intend to invest all reasonably necessary resources to comply with all other evolving standards. These investments may result in increased general and administrative expenses and a diversion of management time and attention from strategic revenue generating and cost management activities. If we fail to maintain effective internal controls and procedures for financial reporting, or the SEC requirements applicable to these, we could be unable to provide timely and accurate financial information and therefore be subject to investigation by the SEC, and civil or criminal sanctions.  Additionally, ineffective internal control over financial reporting would place us at increased risk of fraud or misuse of corporate assets and could cause our stockholders, lenders, suppliers and others to lose confidence in the accuracy or completeness of our financial reports.

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

Valuation of stock-based payments, which we are required to be perform for purposes of recording compensation expense under FASB – ASC 718 “Compensation - Stock Compensation”, involves significant assumptions that are subject to change and difficult to predict.

On 1 January 2006, we adopted FAS 123(R), which is now codified as FASB ASC 718 Compensation – Stock Compensation, which requires that we record compensation expense in the statement of income for stock-based payments, such as stock options, using the fair value method.  As long as stock-based awards are utilized as part of our compensation strategy, the requirements of ASC 718 have had, and will continue to have, a material effect on our future financial results reported under Generally Accepted Accounting Principles, and make it difficult for us to accurately predict our future financial results.

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

ASC 718 could also adversely impact our ability to provide accurate guidance on our future financial results as assumptions that are used to estimate the fair value of stock-based payments are based on estimates and judgments that may differ from period to period.  For instance, we may be unable to accurately predict the timing, amount and form of future stock-based payments to employees.  We may also be unable to accurately predict the amount and timing of the recognition of tax benefits associated with stock-based payments as they are highly dependent on the exercise behavior of our employees and the price of our stock relative to the exercise and price fair value of each outstanding stock option.

For those reasons, among others, ASC 718  may create variability and uncertainty in the compensation expense we will record in future periods, potentially negatively impacting our ability to provide accurate financial guidance.  This variability and uncertainty could further adversely impact our stock price and increase our expected stock price volatility as compared to prior periods.

Risks Related to Our Industry

Products in the biomedical industry, including ours, may be subject to government regulation.  Obtaining government approvals can be costly and time consuming.  Any failure to obtain necessary regulatory approval will restrict our ability to sell those products and impede our ability to generate revenue.

As we operate in the biomedical industry, some of our products are subject to a wide variety of government regulation (federal, state and municipal) both within the United States and in other international jurisdictions.  See “Point-of-Care (POC) Clinical Diagnostics – Regulatory Approval”.  For example, the FDA and comparable regulatory agencies in other countries impose substantial pre-market approval requirements on the introduction of medical products through lengthy and detailed clinical testing programs and other costly and time consuming procedures.  Satisfaction of these requirements is expensive and can take a long period of time depending upon the type, complexity and novelty of the product.  All devices manufactured for sale in the United States, regardless of country of origin, must be manufactured in accordance with Good Manufacturing Practices specified in regulations under the Federal Food, Drug, and Cosmetic Act.  These practices control the product design process as well as every phase of production from incoming receipt of raw materials, components and subassemblies to product labeling, tracing of consignees after distribution and follow-up and reporting of complaint information.  Both before and after a product is commercialized, we have ongoing responsibilities under the regulations of the FDA and other agencies.  Noncompliance with applicable laws and the requirements of the FDA and other agencies can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of marketing clearances or approvals, and criminal prosecution.  The FDA has the authority to request recall, repair, replacement or refund of the cost of any device manufactured or distributed by us.  The FDA also administers certain controls over the import and export of medical devices to and from the United States, respectively.

The United States Clinical Laboratory Improvement Acts of 1988 (CLIA) also affects our medical products.  This law is intended to assure the quality and reliability of all medical testing in the United States regardless of where tests are performed.  The regulations require laboratories performing clinical tests to meet specified standards in the areas of personnel qualification, administration, participation in proficiency testing, patient test management, quality control, quality assurance and inspections.

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

During 2009 0.8% of our total revenue was generated from within Canada, 43% from the United States, 31% from Asia, 21% from Europe, and approximately 4% from other countries.  There are various operational and financial risks associated with such international activity.  We may face difficulties and risks in our international business, including changing economic or political conditions, export restrictions, currency risks, export controls relating to technology, compliance with existing and changing regulatory requirements, tariffs and other trade barriers, longer payment cycles, problems in collecting accounts receivable, reimbursement levels, reduced protection for intellectual property, potentially adverse tax consequences, limits on repatriation of earnings, the burdens of complying with a wide variety of foreign laws, nationalization, war, insurrection, terrorism and other political risks and factors beyond our control.  As a consequence, these potential international risks may prevent us from selling our products in certain jurisdictions, may make it very difficult or even impossible to collect on accounts receivable or may impose a variety of additional expenses on our business such that we cannot sell our products at a profit.  For international sales, we price and invoice our products primarily in U.S. dollars and consequently incur a U.S./Canadian foreign exchange risk.  We also expect that there may be a greater requirement in the future for sales to European customers to be priced and invoiced in Euros.  Any significant adverse change in currency exchange rates may negatively impact our profit margins such that we may not be able to generate positive cash flow or earnings from our operations.  To date, we have not made any provision for a currency-hedging program.  We periodically evaluate options to mitigate our exposure to currency fluctuations, but there can be no assurance that we will be able to do so.

Sales and pricing of medical products, including ours, are affected by third-party reimbursement.  Depending on our manufacturing costs, we may not be able to profitably sell our products at prices that would be acceptable to third party reimbursement programs.  Consequently, we may have difficulty generating revenue, resulting in reduced profit margins and potential operating losses.

Sales of our medical products are dependent, in part, on the availability of levels of reimbursement from third-party payers, such as government agencies and private insurance companies.  Reimbursement policies by such third-party payers could reduce or eliminate such reimbursements and thereby adversely affect future sales of our products.  Third-party payers are increasingly challenging prices paid for medical products and the cost effectiveness of such products.  Significant uncertainty exists as to the reimbursement status of newly cleared health care products.  There can be no assurance that proposed products will be considered cost effective or that reimbursement from third party payers will be available or, if available, that reimbursement will not be limited, thereby adversely affecting our ability to sell products or sell our products at a profit.

Third party payers can indirectly affect the pricing or the relative attractiveness of our products by regulating the maximum amount of reimbursement provided for testing services.  If the reimbursement amounts for testing services are decreased in the future, it may decrease the amount that physicians and hospitals are able to charge patients for such services and therefore the prices that we, or our distributors, can charge for our products.  Consequently our ability to generate revenue and/or profits may be negatively impacted for both existing and new products.

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

The commercial success of our environmental and biodefense tests is dependent upon their acceptance by the public safety community and government funding agencies as being useful and cost effective.  In addition, the purchase of our biodefense products in the United States (our largest potential market) by the public safety community is highly dependent on the availability of federal and state government funds dedicated to “homeland security”.  In the event that homeland security funds became unavailable for use (to purchase our products or otherwise) or the release of such funds was significantly delayed, it would have a negative effect on our ability to generate revenue or profits.

In addition, on July 19, 2002, the U.S. Office of Science and Technology Policy (“OSTP”), now under the Office of Homeland Security, published a memorandum directed to federal mail managers and first responders to federal mail centers that raised concerns regarding the use and performance capabilities of commercially available anthrax detection equipment, and further included recommendations to the community to cease purchasing such equipment.  The recommendations in this memorandum were based on an evaluation of commercially available anthrax detection equipment by the CDC, which concluded that such equipment did not pass acceptable standards for effectiveness.  As both of these U.S. government agencies are considered to be influential opinion leaders, this recommendation had a negative impact on the market acceptance and adoption of biodefense products generally, including our products.  Subsequently, beginning in June 2003, an 18-month study to evaluate handheld anthrax tests was performed by AOAC International and funded by DHS and the U.S. Department of Defense.  In November 2004, the RAMP® System received AOAC Official Methods SM Certificate 070403 stating that the RAMP® Anthrax Test performed as we claimed.  All other commercially available rapid on-site anthrax detection systems that were tested failed to meet the AOAC’s performance standard.  A further intensive, independent field testing program conducted by AOAC International and sponsored by the DHS, culminated in the announcement in September 2006 that our RAMP® Anthrax Test is the first and only biodetection product approved for field use by first responders in the United States for the detection of anthrax.  We believe that we have adequately addressed the concerns raised by the CDC and OSTP with the public safety community, however there can be no assurance that the marketplace will continue to respond favorably.  Further, it is possible that the U.S. government will enact regulations that prohibit, restrict or limit the use of equipment or funding for on-site biodefense testing, see “On-Site Environmental Testing Market, Industry Trends” and “On-Site Environmental Testing Market, Competition”.

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

We believe the primary competitors in the POC Flu A/B and RSV testing market are Binax, Inc. (“Binax”) and Quidel Corporation (“Quidel”).  Both companies have qualitative POC tests for the detection of Flu A+B and RSV.

Many of our competitors have access to substantially greater technical and financial resources.  In the event that we are not able to compete successfully in the marketplace, we may face limited adoption of our products by potential customers or erosion of current market share, which would seriously impede our ability to generate revenue.

In addition to the specific competitive risks from rapid diagnostic manufacturers that we face in the market for our tests, we face intense competition in the general market for diagnostic testing including companies making laboratory-based tests and analyzers, and clinical reference laboratories.  Currently, the majority of diagnostic products used by physicians and other healthcare providers are performed by independent clinical reference laboratories and hospital-based laboratories using automated testing systems.  Therefore, in order to achieve market acceptance for our products we will be required to demonstrate that our products provide clinical benefit and are cost-effective and time saving alternatives to automated tests traditionally used by clinical reference laboratories or hospital-based laboratories.

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

The market for immunoassay-based diagnostic testing is rapidly changing as a result of recent consolidation in the industry.  Within the past 48 months, Siemens acquired Bayer Diagnostics, Diagnostic Products Corp. and Dade; and Biosite entered into a merger agreement with Inverness.  In the past three years there have been many acquisitions in the medical diagnostics market including several by Inverness, helping the company expand its presence in the market for rapid diagnostic tests used in hospitals and doctors' offices. Siemens, and Inverness both have significant existing businesses in diagnostics and/or related markets for healthcare equipment and services.  Given the period of time since the announcement of these transactions, it is unclear how these completed and proposed acquisitions will impact the competitive landscape for our products or for hospital-based diagnostic testing in general.  However, because these competitors sell a broad range of product offerings to our prospective hospital customers and because of the substantially greater financial resources and more established marketing, sales and service organizations that they each have, we believe there is greater risk that these new consolidated competitors may offer discounts as a competitive tactic or may hold other competitive advantages as a result of their ability to sell a broader menu of important hospital infrastructure equipment and information systems on a combined or bundled basis.

Our business and industry is affected by seasonality, including governmental budget cycles.  We may not be able to successfully scale up operations to meet demand during peak seasonal periods or scale down operations during periods of low demand, which could result in lost revenue and/or negative cash flows and losses.

Our operating results may fluctuate from quarter to quarter due to many seasonal factors.  Many of our prospective customers are government related organizations at a federal, state/provincial or municipal level.  Consequently, our sales may be tied to government budget and purchasing cycles.  Sales may also be slower in the traditional vacation months, could be accelerated in the first or fourth calendar quarters by customers whose annual budgets are about to expire (especially affecting purchases of our fluorescent readers), may be distorted by unusually large reader shipments from time to time, or may be affected by the timing of customer cartridge ordering patterns.  Seasonality may require us to invest significantly in additional resources, including equipment, labor and inventory to meet demand during peak seasonal periods.  There can be no assurance that we will be successful in putting in place the resources to meet anticipated demand, which could lead to lost revenue opportunities.  If we cannot scale down our operations and expenses sufficiently during periods of low demand for our products, we may experience significantly negative cash flow and operating losses.  If we are unable to adequately forecast seasonal activity, we may experience periods of inventory shortages or excesses that would negatively impact our working capital position.

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

As of 28 February 2010, we had outstanding stock options to purchase an aggregate of 10,144,835 shares, at exercise prices between $0.115 and $1.10 and warrants to purchase aggregate of 61,698,334 shares, at a weighted average exercise price of $0.24, which in total represents 22% of our fully diluted outstanding share capitalization at that date.  To the extent that these outstanding options and warrants are exercised, considerable dilution to the interests of our shareholders will occur.

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

In addition, our common stock is subject to certain rules and regulations relating to “penny stock” (generally defined as any equity security that is not quoted on the Nasdaq Stock Market and that has a price less than US$5.00 per share, subject to certain exemptions).  Broker-dealers who sell penny stocks are subject to certain “sales practice requirements” for sales in certain nonexempt transactions (e.g., sales to persons other than established customers and institutional “accredited investors”), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stock held in the account, and certain other restrictions.  For as long as our common stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited.  This lack of liquidity may also make it more difficult for us to raise capital in the future through sales of equity in the public or private markets.

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

We are a Canadian company engaged in the research, development, commercialization and distribution of diagnostic technologies for the medical POC and on-site environmental testing markets.  POC and on-site diagnostic tests are simple, non-laboratory-based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges or dipsticks.  Since entering the diagnostic sector in November 1990, we have established a number of product development initiatives that have resulted in a core proprietary technology called RAMP®.  See “The RAMP® Technology”. We use this proprietary enabling technology for the commercialization of highly sensitive and quantitative (producing a positive/negative result) diagnostic tests in a simple-to-use, portable format.  This format comprises a fluorescence Reader common to all tests, and single-use, disposable test cartridges (“Cartridges”) that contain an analyte specific, lateral flow immunoassay.  Each Cartridge incorporates a proprietary internal calibrator that accounts for sources of variability inherent in conventional lateral flow immunoassay-based tests, making RAMP® potentially competitive in performance to laboratory-based systems.

Our business strategy is to use RAMP® to develop diagnostic tests for POC and on-site testing markets where there is a need for rapid and accurate results.  We have the ability to conduct all research and test development in-house and oversee any clinical testing required to satisfy the regulatory requirements in target markets.  We typically seek to retain all manufacturing rights for our fluorescence readers and test kits.  All our kits are currently produced in-house and our Readers are manufactured and supplied to us under contract.  We have one qualified contract manufacturer for the Readers, located in British Columbia, Canada, see “Risk Factors” and “Operations and Manufacturing”.  We currently market and sell RAMP® products through a combination of direct sales and select distributors, depending on the market segment and geographical area, see “POC Clinical Diagnostics Market” and “On Site Environmental Testing Market”.

The following table summarizes research and development, and includes share-based compensation, as well as patent and licensing expenses, both in dollar terms as well as a percentage of total operating expenses, for the last three fiscal years.

Fiscal Year	Research & Development Expenses ($) (1)	Percentage of Operating Expenses	Patent and Licensing Expenses ($) (2)	Percentage of Operating Expenses
2009	5,635,692	53%	268,091	3%
2008	6,776,691	50%	162,800	1%
2007	7,167,758	49%	1,226,468	8%

(1)	Includes share-based compensation.
(2)	Includes license fees paid to Roche Diagnostics GmbH (“Roche”) for rights to develop a rapid test for NT-proBNP.

Over the past five years we have focused on developing a complete POC cardiovascular test menu on our proprietary RAMP® platform as well as developing tests for the detection of infectious diseases such as Flu A+B and RSV.  In addition, we’ve taken advantage of complementary menu expansion opportunities where partners would provide commitment in the form of funding and sales and marketing resources.  Importantly, expanding our manufacturing capacity was and is critical to supporting the expected growth in our business.

We have made the following capital expenditures and dispositions over the three fiscal years ended 31 December 2009:

Year Ended	Capital Expenditures ($)	Capital Dispositions ($)
31 December 2009	140,097	Nil
31 December 2008	8,453,169	6,364
31 December 2007	3,807,561	5,445
Total	12,400,827	11,809

Capital expenditures during the two years ended December 31, 2008, consisted of investments in leasehold improvements to a new facility which were funded by our landlord in the amount of approximately $7,110,000 offset by lease inducements liability, with the remainder largely for equipment relating to the manufacture of our products, office furniture and equipment as well as investments in information systems software and hardware.  We moved into this facility on 31 March, 2008.

In 2009, we purchased manufacturing equipment and molds, including installation and validation, furniture and fixtures, computer software and equipment and leasehold improvements at a total cost of approximately $140,000.  Our manufacturing scale up is complete, and these investments resulted in increased production capacity from approximately 500,000 tests per shift per year to approximately 3 million tests per shift per year in the new facility.  In May 2007, we entered into an agreement to lease a multi-use 46,000 square foot facility in Vancouver, British Columbia.  As of 31 December 2009, and as of 28 February 2010, we had capital expenditure commitments for equipment of $4,500 and $Nil, respectively.  As of 31 December 2009, and as of 28 February 2010, we had commitments for the lease of our facility until 31 January 2023 of $28,395,997 and $28,075,448, respectively.

As at 28 February 2010, we had 112 full and part-time employees and 1.5 (full-time equivalent) consultants.  Of the 112 full and part-time employees as at 28 February 2010, 111 employees work primarily at our Vancouver location and one employee works primarily from a separate location in the United States.  As at 31 December 2009, we had 115 full and part-time employees and 1.5 consultants.  As at 31 December 2008, we had 110 full and part-time employees on staff and three consultants.  As at 31 December 2007, we had 105 full and part-time employees on staff and three consultants.

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

In June 2008, we granted Roche the rights to market our line of cardiovascular POC tests.  The RAMP® cardiovascular product line includes Troponin I, CK-MB, Myoglobin and NT-proBNP.  As is the case with 3M, we are responsible for development and manufacture of the RAMP®-based products, while Roche is responsible for all sales, marketing and distribution of the cardiovascular tests.

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

This financing was completed in reliance upon an exemption from TSX requirements that would otherwise have required us to obtain shareholder approval of the financing as the financing was done on a private placement basis and resulted (or could have resulted) in the issuance of common shares representing more than 25% of the number of common shares then outstanding.  The exemption was based upon the financial hardship that we were then experiencing and, as a result of the use by us of this exemption, the TSX commenced a delisting review.

In May 2009, we closed a public offering consisting of 84,333,333 units at a price of $0.15 per unit for gross proceeds of $12,650,000 before share issuance costs of $1,257,768 for net proceeds of $11,392,232.  Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole warrant entitling the holder thereof to purchase one additional share at a price of $0.25 per share.  The warrants may be exercised for a period of 24 months from the closing date.  As a result of completing this offering, we satisfied the conditions set forth by the TSX in connection with the delisting review and the delisting review was terminated.

B.  Business Overview

POC Clinical Diagnostics

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

In June 2007, we announced that we were granted a medical device license by Health Canada to market our RAMP® NT-proBNP Test in Canada.  In November 2007 our NT-proBNP test received regulatory clearance in China from the State Food and Drug Administration (“SFDA”) allowing O&D, our distributor for China, to market this test in China.

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

In December 2008, we initiated a clinical trial, in collaboration with 3M, of our RAMP® test to detect RSV.  The test is a qualitative immunochromatographic assay indicated for use as an in vitro diagnostic product to identify the presence of the RSV antigen.  Rapid detection of RSV aids hospital laboratories and physician office laboratories in the rapid diagnosis of RSV, which infects virtually all children by the age of two.

In February 2009, we initiated a clinical trial to support a 510(k) submission for a CLIA-waiver for the RAMP® NT-proBNP assay.  The CLIA-waiver filing with the FDA is expected in the first half of 2010.  Simultaneously, we also undertook a project to develop a next-generation Troponin I (TnI) assay.  The development of the improved RAMP® TnI test will align the results obtained to more closely reflect those obtained on the most commonly used central laboratory analyzers today.

In March 2009, we began feasibility work to develop a rapid POC tuberculosis (TB) diagnostic assay for FIND (Foundation for Innovative New Diagnostics).  The feasibility study used reagents developed by FIND to develop the assay on the RAMP® system, showing appropriate sensitivity in a POC setting for diagnosing TB.  Results are currently being reviewed by the FIND organization.  We expect a decision on whether the project will be moved to the second phase in the first half of 2010.

In April 2009, we filed a U.S. FDA 510(k) submission seeking clearance to market our RSV test.  This clearance was received in July 2009.

In April 2009, Roche Diagnostics launched the cardiac line of products in the U.S.

In October 2009, we were granted a Special 510(k) U.S. FDA clearance for an update to our RAMP® Influenza A/B Assay Package Insert to include analytical reactivity information for a strain of the 2009 H1N1 virus cultured from positive respiratory specimens. Although the RAMP® Influenza A/B Assay has been shown to detect the 2009 influenza A (H1N1) virus in cultured isolates, the performance characteristics of this device with clinical specimens that are positive for the 2009 influenza A (H1N1) virus have not been established.  The RAMP® Influenza A/B Assay can distinguish between influenza A and B viruses, but it cannot differentiate influenza subtypes.

In October 2009, 3M also launched the RSV test in the United States.

In December 2009, we added a second distributor for its diagnostic products in China, Guangzhou Wondfo Biotech Co., Ltd. (Wondfo).

On Site Environmental Testing

Following use of anthrax as a weapon for terrorist attacks in the United States in October 2001, we saw an opportunity to adapt the RAMP® technology for the rapid detection and identification of agents used in acts of bioterrorism and initiated development of a test for the rapid, on-site detection of Bacillus anthracis, the causative agent for anthrax ("Anthrax Test").  Development of the Anthrax Test was substantially completed in April 2002 following successful initial validation by the Maryland State Department of Health where testing confirmed that the RAMP® Anthrax Test could reliably detect anthrax spores at levels lower than an infectious dose of 10,000 spores.  These results were supported by further independent testing conducted by Defense Research and Development Canada in Suffield.  The Anthrax Test was launched commercially in May 2002.  In September 2006, our RAMP® Anthrax Test was the first and only biodetection technology approved for field use by first responders in the United States for the detection of anthrax in an independent testing program conducted by Association of Analytical Communities International (“AOAC”) and sponsored by the U.S. Department of Homeland Security.  Since then, we have commercialized tests for ricin (“Ricin Test”), botulinum toxin (“Bot Tox Test”) and orthopox (including smallpox) (“Pox Test”), three priority bio-threat agents.  Commercial sales of the Ricin Test and the Bot Tox Test commenced in November 2002 and the Pox Test was launched in May 2003.

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

Contract Service Fees and Collaborative Research Arrangements

From time to time, various third parties (primarily medical diagnostic companies) have approached us to request that we develop RAMP® tests for certain specific indications.  In many cases, these indications have been outside of our own product development efforts.  Nevertheless, we have, where thought appropriate, agreed to conduct initial feasibility research on behalf of these third parties, provided that the third party funds the costs of the research.  Upon completion of the research project and depending on the results, we may explore the merits of developing the product opportunity with the third party.  In fiscal 2000 and 2001, these collaborative research arrangements represented 100% of our total revenues, whereas for fiscal 2002, 2003, 2004, 2005, 2006, 2007, 2008 and 2009 they represented approximately 19.7%, 35.5%, 20.5%, 11.5%, 14.3%, 12.9%, 16.6% and 18.0% of our total revenues, respectively.

As described above, under “POC Clinical Diagnostics”:

•
in October 2004, we entered into a development agreement with Shionogi of Japan to develop a rapid quantitative RAMP® test for BNP and, in May 2006, announced that Shionogi had secured regulatory clearance to market the test in Japan.  We sold our first Readers and BNP tests for commercial sale in Japan in July 2006;

•
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

•	we entered into a co-development agreement with 3M in November 2004 whereby 3M paid us milestone-based fees to develop a RAMP® Staph A Test;

•
in December 2006, we transitioned a development partnership with 3M focused on Staph A testing into a worldwide, exclusive agreement with 3M through its medical division to pursue the development and commercialization of diagnostic products targeting hospital- and community-acquired infectious diseases using our RAMP® testing platform; and,

•
in June 2008, we entered into a worldwide, exclusive agreement with Roche Diagnostics, granting them the rights to market our line of cardiovascular POC tests.  The RAMP® cardiovascular product line includes the Roche Cardiac 200 Reader and the assays for the detection of Troponin I, CK-MB, Myoglobin and NT-proBNP.

•	In February 2009, we entered into a development project with Roche Diagnostics to obtain a CLIA-waiver for NT-proBNP and to develop a next-generation TnI assay.

•
In March 2009, we entered into a collaboration with FIND to develop a rapid POC TB diagnostic assay.  Feasibility testing was completed and in the second half of 2009, and is under evaluation by the FIND organization.

Revenue Breakdown

The following tables provide a breakdown of our total revenues by geography and product category respectively for the years ended 31 December 2009, 2008, and 2007:

	Revenue by Geography
Country / Region	2009 ($)	2008 ($)	2007 ($)
United States	4,300,984	3,288,566	1,605,609
Asia	3,047,731	1,314,621	1,267,473
Europe	2,046,417	567,866	623,126
Canada	76,484	663,507	394,891
Other	474,653	41,777	193,017
Total	9,946,269	5,876,337	4,084,116

	Revenue by Category
Category	2009 ($)	2008 ($)	2007 ($)
Clinical products	6,828,651	3,683,706	2,222,642
Vector products	806,417	495,018	827,971
Biodefense products	517,981	721,117	506,631
Total product revenues	8,153,049	4,899,841	3,557,244
Contract	1,793,220	976,496	526,872
Total Revenues	9,946,269	5,876,337	4,084,116

Contract revenue was generated primarily through contract research and development fees paid by third parties through collaborative arrangements.  Research arrangements typically involved investigating the feasibility of developing certain clinical or environmental diagnostic tests utilizing the RAMP® Technology.

Our revenues are affected by seasonality.  Some of our prospective customers are government related organizations at a federal, state/provincial or municipal level.  Consequently, our sales may be tied to government budget and purchasing cycles.  Sales may also be slower in the traditional vacation months, could be accelerated in the first or fourth calendar quarters by customers whose annual budgets are about to expire (especially affecting purchases of our fluorescent readers), may be distorted by unusually large reader shipments from time to time, or may be affected by the timing of customer cartridge ordering patterns.  Seasonality may require us to invest significantly in additional resources including, equipment, labor and inventory to meet demand during peak seasonal periods.

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

RAMP® maintains key positive attributes of lateral flow immunoassays - simplicity, specificity, reliability and rapid results – but includes a method to overcome the performance limitations of early generation immunoassays that suffer from relatively poor sensitivity and precision.  By introducing a population of known antibodies that are impacted by the same conditions as the test antibodies, the ratio of a measurement of the signal from the two sets of antibodies effectively factors out uncontrolled variability, thereby providing an accurate result.  Furthermore, the use of a fluorescent label in the cartridge combined with a custom optical scanner in the Reader results in what is believed to be a reliable and sensitive detection system.  The RAMP® System has demonstrated its capability to detect and quantify a wide variety of analytes with sensitivity and accuracy comparable to centralized lab systems.

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

POC Clinical Diagnostics Market

In vitro diagnostics (“IVD”) are reagents, instruments and systems used for diagnosis of disease or other conditions by testing and reporting the level of various substances in fluids taken from the body such as blood, mucous, and urine.  IVD tests are routinely performed in centralized laboratories.  POC testing is a segment of the IVD market that moves the detection and reporting functions of diagnostic tests from the central lab to locations closer to the patient.  POC testing can offer clinicians and patients the advantage of rapid results.  The cost savings and improved outcomes that can come from a more rapid test result are drivers of growth in the POC testing market.

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

Our Cardiovascular Testing Products

A major focus of our development programs has been clinical tests for the quantification of cardiac markers.  Cardiac markers are biochemical substances that are released by the heart after it has been damaged or stressed.  Elevated levels of these markers can be indicative of a heart attack.  There are three primary markers for the detection of a heart attack:  Myoglobin, CK-MB, and Troponin I.  Response has developed POC tests for each of these markers, which are presently sold worldwide by Roche Diagnostics and our international distributor network.

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

Recognizing that testing for congestive heart failure (“CHF”) had become a critical complement to cardiac testing (e.g., for heart attacks), we secured a license from Shionogi in October 2004 to develop a rapid quantitative test for BNP, a key CHF marker, in Japan.  In July 2005, we secured a license from Roche to develop, manufacture and sell POC tests for the detection of NT pro-BNP in markets where we do not sell BNP tests.  In May 2006, we announced that Shionogi had secured regulatory clearance to market the BNP test in Japan, following which initial sales occurred in July 2006.  In December 2006, the RAMP® NT-proBNP Assay was CE marked for sale in Europe and a 510(K) application was submitted to the FDA for clearance to market the test in the U.S.  In July 2008, we received regulatory clearance from the FDA to market the RAMP® NT-proBNP Assay as an aid to the rapid diagnosis of heart failure.  The RAMP® NT-proBNP Assay is clinically concordant with the Roche Elecsys proBNP Test and allows the hospital to have standardized clinical decision points for NT-proBNP in both their emergency rooms and central laboratories.

Overview of Cardiac Marker Testing

Serial measurement of biochemical markers is now universally accepted as an important determinant in the diagnosis of a heart attack.  The ideal cardiac marker is one that has high clinical sensitivity and specificity, appears soon after the onset of a heart attack, remains elevated for several days following a heart attack, and can be assayed with a rapid turnaround time.1  Today, there is no single marker that meets all of these criteria, thus necessitating testing for multiple cardiac markers.  The biochemical markers that are commonly used by physicians to aid in the diagnosis of a heart attack are Myoglobin, CK-MB, Troponin I, and Troponin T.  As seen in the figure below, cardiac markers follow a specific, predictable pattern of release kinetics following a coronary event.  The differences in the time that it takes each marker to reach peak concentration has made it common practice for clinicians to make use of at least two different markers in tandem, an early marker such as Myoglobin and a later one such as Troponin I.  More recently, international guidelines recommend the use of serial Troponin assays for definitive diagnosis of heart attacks.

Release of Cardiac Markers into the Bloodstream Following a Heart Attack2

The turn-around times (“TAT”) for results from a hospital lab can vary from as little as thirty minutes to more than two hours due to the necessity of test ordering and specimen collection, specimen transport, sample preparation, test completion and reporting.  In rural settings and physicians’ offices, the TAT can be many hours or even days.  Evidence-based clinical practice guidelines recommend that the results from cardiac marker testing be available within 60 minutes of patient presentation and ideally within thirty minutes.  POC testing with products such as RAMP® could provide doctors with the information they need to diagnose and treat heart attack patients in a much shorter timeframe (e.g., less than 20 minutes from blood draw to result).  In most cases, this is more likely to be within the critical window of time to minimize irreversible heart damage or death.  The RAMP® System is expected to aid in the diagnosis of heart attack by enabling physicians to easily and frequently monitor changes in the levels of a patient’s cardiac markers.  Early access to this information enables physicians to use accelerated care protocols, which are intended to drive earlier and better treatment decisions.  According to statistics published by the U.S. Centers for Disease Control and Prevention (“CDC”), approximately 6 million people visit U.S. hospital emergency departments (“EDs”) each year with complaints of chest pain, a primary symptom of heart attack.

1 Adams JE, III, Clin Chem Acta, 1999.
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

In October 2005, we started development of a high-sensitivity, rapid test for the detection of Influenza A following initial results that suggested a RAMP® Influenza A Test could be capable of producing highly sensitive and reliable information that was not yet available in commercially available rapid immunoassays.  In November 2005, we began development of a test for the detection of Influenza B.  In March 2006, following additional market research and independent confirmation of the performance of our Influenza A and Influenza B tests, we combined the development of the two assays into a unique RAMP® test to simultaneously detect both Influenza A or Influenza B in a single test cartridge.  In December 2006, we announced plans to initiate a multi-centre clinical study of our RAMP® Influenza A/Influenza B Assay during the current influenza season.  In June 2007, we announced that we had filed an FDA 510(k) submission seeking clearance to market a rapid influenza A/B test in the United States.  In November 2007 we announced that we were collecting additional non-clinical data to support our U.S. FDA submission.  In April 2008, we announced FDA 510(k) market clearance for the RAMP® Rapid Influenza A/B Assay and the RAMP® 200 Reader, on which the test is run.

In December 2008, we initiated a clinical trial, in collaboration with 3M, of our RAMP® test to detect Respiratory Syncytial Virus (RSV).  The test is a qualitative immunochromatographic assay indicated for use as an in vitro diagnostic product to identify the presence of the RSV antigen.  Rapid detection of RSV aids hospital laboratories and physician office laboratories in the rapid diagnosis of RSV, which infects virtually all children by the age of two. In April 2009, we filed for U.S. FDA 510(k) market clearance, which was granted in July, 2009.  The product was launched in the U.S. in October, 2009.

3 McCullough, PA, Nowak, RM, McCord J, et al. B-type natriuretic peptide and clinical judgment in emergency diagnosis of heart failure. Clin Inv Rep. 2002;106:416-422.
4 http://www.stjohnsmercy.org/healthinfo/newsletters/heart/Aug02.asp

Overview of Infectious Diseases Testing

Influenza A/ B

Influenza viruses cause seasonal epidemics associated with high morbidity and mortality, especially affecting those with underlying medical conditions and the elderly.5 Influenza is characterized by rapid start of high fever, chills, myalgia, headache, sore throat, and cough.  However, even during periods of large outbreak, clinical diagnosis can be difficult due to the presence of other respiratory viruses.6  The rapid and accurate diagnosis of Influenza is important for determining appropriate treatment strategies and decreasing unnecessary use of antibiotics.7  The laboratory diagnosis of Influenza infections is based on either detection of the Influenza virus directly or isolation of the virus in cell culture, or detection of nucleic acid by polymerase chain reaction (“PCR”), each of which can take several hours to days before results become available.

With the recent development of different treatments for Influenza A and B and the need to begin therapy within the first 48 hours of infection8, the demand for rapid and accurate Influenza tests has grown.  Being able to rapidly identify patients with Influenza at the clinic or hospital allows sites to reduce infections occurring in hospitals and reduces the amount of unnecessary or incorrect treatment and administration.

Most of the rapid Influenza tests on the market are qualitative strip tests that produce a change in color if the Influenza virus is present in sufficient quantities.  Several independent evaluations demonstrate the limited clinical sensitivity or ability to detect small amounts of the Influenza virus, of the current, commercially available rapid Influenza tests.9 10 11 12  While the specificity, or ability to detect the Influenza correctly, if in sufficient quantity, of these rapid tests is generally high (median 90–95%), their limited sensitivity and false negative results remain a major concern.

Respiratory Syncytial Virus (RSV)

Respiratory syncytial (sin-SISH-uhl) virus, or RSV, is a respiratory virus that infects the lungs and breathing passages. Most otherwise healthy people recover from RSV infection in 1- 2 weeks. However, infection can be severe in some people, such as certain infants, young children, and older adults. In fact, RSV is the most common cause of bronchiolitis (inflammation of the small airways in the lung) and pneumonia in children under one year of age in the United States. In addition, RSV is more often being recognized as an important cause of respiratory illness in older adults.13

Marketing Plan

Our RAMP® cardiovascular tests are intended for use primarily in hospital emergency rooms, laboratories and walk-in clinics around the world.  We have obtained clearance to market these tests in the U.S., Canada, the European Union, and China in addition to other, less regulated jurisdictions.  Our Japanese sales and marketing partner, Shionogi, has obtained clearance to market our BNP test in Japan, and commenced sales in July 2006.

In the United States, our sales and marketing functions for cardiac products transitioned to Roche Diagnostics in early 2009.  We also have agreements with more than ten regional distributors that sell RAMP® products in Belarus, China, France, Germany, Greece, Italy, Russia, Slovakia, Slovenia, South Korea and Turkey, that are supported by our Managing Director, International Sales.

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
12 Storch GA. Rapid diagnostic tests for influenza. Current Opinion in Pediatrics 2003, 15:77-84.
 Centers for Disease Control & Prevention – http://www.cdc.gov/RSV/

In June 2008, we granted Roche Diagnostics the rights to market our line of cardiovascular POC tests.  The RAMP® cardiovascular product line includes the Roche Cardiac 200 Reader and assays for the detection of Troponin I, CK-MB, Myoglobin and NT-proBNP.  As is the case with 3M, we are responsible for development and manufacture of the RAMP® based products, while Roche is responsible for all sales, marketing and distribution of the cardiac marker tests. However, we have not signed any other marketing partners for our clinical products at the present time, other than as described above, and there is no guarantee that any additional distributors or partners can be secured on acceptable terms, see “Risk Factors”.  The distributors we have signed for our cardiac tests would not necessarily be capable of selling into other segments of the clinical markets.  In December of 2008, with Roche sales and marketing in place, we discontinued the use of U.S. regional sales managers employed by Response. The cardiac products were launched under the Roche brand in the U.S. in April, 2009.

Generally, RAMP® clinical products will be targeted in the two major locations at which clinical or human health POC testing is currently being used or is likely to occur, namely:

1.
Hospital POC market:  Examples of tests in this market include tests for diagnosing heart attacks, CHF, blood clots, stroke, infectious disease, and therapeutic drug monitoring for use in emergency rooms, operating suites, intensive care units, intermediate care units, recovery units, general wards, outpatient clinics, nursing homes and emergency transport services; and,

2.
Physicians office and satellite facility market:  Examples of tests in this market include tests for diagnosing heart attacks, CHF, infectious diseases and wellness for use in physicians' offices, walk-in clinics, and outpatient surgery centers.  In the U.S., this market is limited until products are CLIA-waived, meaning that the test can be performed by any primary care healthcare professional.

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

Competitors in Medical POC Testing Markets

Test Market Segment
Company	Cardiac Markers	CHF Marker	Drugs of Abuse	Flu and Infectious Disease	Pregnancy / Ovulation	Blood Gases/ Electrolytes	Coagulation
Abbott Point of Care Inc.	✓ (1)	✓				✓	✓
Becton Dickinson Corporation (4)				✓
Dade Behring	✓	✓
Inverness Medical Innovations	✓	✓	✓	✓	✓	✓	✓
Mitsubishi Chemical Corporation (3)	✓	✓
Roche Diagnostics (32)	✓	✓	✓			✓	✓
Quidel Corporation (4)				✓	✓

(1)	Only Troponin I, CK-MB and BNP cardiac tests at this time.
(2)
The Cardiac Reader measures Troponin T rather than TnI and does not measure CK-MB.  This platform uses semi-quantitative technology.  This limits the upper end of their NT-proBNP assay to only 20% of the entire clinical range.

(3)	Mitsubishi Pathfast weighs 33kg, which for some would not be considered a POC system but rather a small laboratory analyzer.
(4)	These companies sell rapid Influenza tests that are visually read, require precise timing and do not require an instrument.

Certain of the competitors listed in the table above have stated their intention to broaden their category offerings.  In addition to the key competitors listed above, we believe that each of the major diagnostics companies has an active interest in POC testing and, as well as being potential competitors are also potential business partners.

Inverness Medical Innovations has sold a three-in-one quantitative immunoassay and reader system for cardiac markers (CK-MB, Troponin I and Myoglobin) since 1999 and is currently one of the leading participants in quantitative POC cardiovascular testing on the basis of market share, revenues and technology.  They also sell a “shortness of breath” panel cartridge, which includes Myoglobin, CK-MB, Troponin I, BNP and d-dimer.  While BNP is available as a stand-alone cartridge, this system can only perform Troponin I tests as part of a panel.  In 2007, Biosite was acquired by Inverness Medical Innovations Inc. in a transaction valued at $1.68 billion.  Based on published list prices for the Biosite products and data from the completed multi-site clinical study entitled “Evaluation of a point-of-care assay for cardiac markers for patients suspected of acute myocardial infarction14”, we believe that RAMP® has several advantages over the competing Biosite products including product performance and menu flexibility.  These results were recently replicated in an unpublished trial.

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

Quidel Corporation has sold rapid, qualitative tests for the detection of Influenza A and B since 2001 as they QuickVue® Influenza A+B test.  Binax, Inc., a division of Inverness Medical, Inc., has been selling Influenza A and Influenza B tests under the BinaxNOW® brand since 2002 and a combined Influenza A + B test since 2004.  Both of these tests have received CLIA Waived status, which allows for their use in physician office laboratories.  Other tests available include Becton-Dickinson and Thermo Electron Corp., which produce rapid Influenza A+B tests that are not currently CLIA Waived.

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

 14Wu AH, Smith A, Christenson RH, Murakami MM, Apple FS, Clin Chim Acta. 2004 Aug 16:346(2):211-9

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

Prior to sale in the United States, RAMP® clinical products will typically require pre-marketing clearance through a filing with the FDA called a 510(k) submission.  A 510(k) submission claims substantial equivalence to an accepted reference method or a similar, previously cleared product known as a “predicate device” and minimally takes about 100 days for approval once a submission is made.  Some RAMP® tests may have applications, intended uses or detect analytes for which there are no equivalent products on the market.  In such cases, the test will require pre-market approval (“PMA”), a process that requires clinical trials to demonstrate clinical utility, as well as safety and efficacy of the product.  Including clinical trials, the PMA process can take approximately two years.

Marketing clearance for the RAMP® Myoglobin Assay and RAMP® Reader was received in 2002.  Marketing clearances for the RAMP® CK-MB Assay and the RAMP® Troponin I Assay were received in May 2004.  The marketing clearance for the RAMP® Influenza A/B Assay and the RAMP® 200 Reader was received in April 2008.  The marketing clearance for the RAMP® NT-proBNP Test was received in July 2008.  The marketing clearance for the RAMP® RSV Assay was received in July 2009.

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

In Canada, in vitro diagnostics are regulated by the Therapeutic Products Directorate of Health Canada (“TPD”) and are licensed for sale through submission to the TPD.  The timeline for approval is similar to that of the FDA’s 510(k) process.  As of January 2003, all new and existing class II, III and IV Medical Device Licenses (“MDL”) in Canada also require a valid ISO 13485 or ISO 13488 Quality System Certificate from a registrar recognized by the Canadian Medical Devices Conformity Assessment System (“CMDCAS”).  We achieved registration to the ISO 13485:2003 standard in April 2004.  An MDL was issued for the Myoglobin Assay and Reader in 2002.  MDLs were received for the RAMP® CK-MB Assay and RAMP® Troponin I Assay in August 2004; for the RAMP® NT-proBNP Assay in June 2007, and for RAMP® liquid cardiac marker controls used by laboratories to verify kit performance and user technique.  These controls are manufactured for Response by a U.S. company who holds the 510(k) clearance with the FDA.  An MDL was received for the RAMP® Influenza A/B Assay and RAMP® 200 Reader in May 2009.

As of 7 December 2003, all medical devices sold in the countries of the European Union (“EU”) are required to be compliant with the EU In-Vitro Diagnostic Directive (“IVDD”).  All new in-vitro diagnostic devices must bear a mark, called the CE Mark, to be registered and legally marketed in the EU after that date.  The regulatory requirements for marketing are based on the classification of the individual products and EU member countries are not allowed to impose any additional requirements on medical device manufacturers other than the language used in product labeling.  In April 2003, we fulfilled the requirements of the IVDD Essential Requirements for the three RAMP® cardiac tests and Reader; in December 2006, we registered the NT-proBNP test as well as the RAMP® liquid cardiac marker controls used by laboratories to verify kit performance and user technique; in May 2009, we registered the RAMP® 200 Reader and in December 2009, we registered the Influenza A/B Test.  Through the EC Declaration of Conformity, we are entitled to apply the CE Mark to these products.    As with the FDA, future RAMP® tests may have different classifications which would require ISO 13485 registration as well as a technical file review by a registration organization, known as a Notified Body, prior to authorization to apply the CE Mark.

In other parts of the world, the regulatory process varies greatly and is subject to rapid change.  Many developing countries only require an import permit from their own government agency or proof of approval from the regulatory agency in the manufacturer’s country of origin.  We require our marketing and distribution partners to ensure that all regulatory requirements are met in order to sell RAMP® tests in their respective territories.  In May 2004 and November 2004, our distributor in China received regulatory clearance to market the RAMP® Reader and three RAMP® cardiac marker tests.  In November 2007 this distributor received clearance to market the RAMP® NT-proBNP Assay.  In February 2005, our distributor in Russia received regulatory clearance to market our RAMP® Reader and RAMP® cardiac marker tests.

Clinical consultants are used to support in-house resources where necessary to develop protocols and prepare regulatory submissions for government agencies such as the FDA and the TPD.  We completed multi-center clinical trials for the RAMP® Myoglobin Assay and the RAMP® Reader in 2001, for the RAMP® CK-MB T Assay and the RAMP® Troponin I Assay in November 2003, for the RAMP® NT-proBNP Assay in November 2006 and for the Flu A/B Assay and the RAMP® 200 Reader in May 2007, and for the RAMP® RSV Assay in November 2008.

On-Site Environmental Testing Market

Environmental tests are generally considered to be products and services used to detect and quantify substances and microbes in the environment that have potentially harmful effects to humans.  We participate in two distinct areas of the environmental market.  The first is biodefense, where RAMP® products are used for the detection and identification of threatening biological agents, and the second is the vector infectious diseases testing market, where a RAMP® product is used to test samples from mosquito pools for West Nile Virus to monitor the threat to humans.

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

Competition

The following table summarizes our known competitors in the rapid on-site environmental biodefense testing market (note that this table may not include all biological agents for which these companies may have tests):

Biological Agent
Company	Anthrax	Ricin	Botulinum Toxin	Ortho -pox	Brucella	Plague	Tularemia	SEB
Alexeter Technologies LLC (1)	Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö
New Horizons Diagnostics	Ö	Ö	Ö			Ö	Ö	Ö
ADVNT Inc.	Ö	Ö	Ö			Ö		Ö
Idaho Technology Inc. (2)	Ö	Ö	Ö	Ö	Ö	Ö	Ö
Tetracore, Inc.	Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö
Smiths Detection BioSeeq Plus (3)	Ö			Ö		Ö	Ö
QTL/MSA	Ö	Ö						Ö

(1)  Product includes a portable reader based on reflectance technology.
(2)  Product includes a portable reader based on PCR technology.
(3)  Product includes a portable reader based on PCR technology.

A number of independent studies have been conducted on biodefense tests.  The RAMP® Anthrax Test has been evaluated at four sites in the United States and Canada:  DRDC Suffield,15 a division of the Canadian Department of National Defense; the Maryland State Department of Health;16 Intertox Inc.,17 a Seattle-based public and occupational health firm; and, Edgewood Chemical Biological Center, part of the U.S. Army's Aberdeen proving ground, and more recently the AOAC testing.18  Data from these four evaluations show that the RAMP® Anthrax Test meets or exceeds its product claims of reliably detecting less than 4,000 live spores, with 99-per-cent confidence in specificity.  The CDC defines a lethal dose of anthrax as 10,000 spores.  In November 2004, the RAMP® System was the only commercially available rapid on-site anthrax detection system of those tested that met the new performance standards introduced by AOAC for rapid immunoassay-based anthrax detection systems and to receive the AOAC Official Methods Certificate 070403 stating that the RAMP® Anthrax Test performed as we claimed and that we are authorized to display the AOAC Performance Tested certification mark.  All other commercially available rapid on-site anthrax detection systems tested failed to meet the AOAC’s performance standard.  A further intensive, independent field testing program conducted by AOAC and sponsored by the DHS, culminated in the announcement in September 2006 that our RAMP® Anthrax Test is the first and only biodetection product approved for field use by first responders in the United States for the detection of anthrax.  We currently have approximately 320 RAMP® biodefense systems in field use by our customers, see “On-Site Environmental Testing Market, Industry Trends” and “Risk Factors”.

Other competitors including GenPrime and Scott Health and Safety, sell products that allow the user to screen for biological materials, but do not identify a specific biothreat agent such as anthrax.  We also believe that a number of diagnostics companies have an active interest in rapid on-site biodefense testing and have the potential to become either competitors or business affiliates.

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

15 Defence Research and Development Canada website, August 18, 2004.
16 Maryland State Department of Health website, August 18, 2004.
17 Intertox Inc. website, August 18, 2004.
18 The U.S. Army Aberdeen Proving Ground website, August 18, 2004.

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

Market and Marketing Plan

Currently, public health management of West Nile Virus (“WNV”) is primarily handled through surveillance and testing for the virus in mosquito populations on a regional basis throughout North America.  Testing protocols differ widely from region to region.  When we entered the market in 2003, all WNV testing was performed using either a product called VecTest, an inexpensive, portable immunoassay that had been on the market since 2000, or laboratory-based PCR tests, which are considered the “gold standard” due to their accuracy.  However PCR is relatively time-consuming (approximately 4 hours) and expensive Conversely, VecTest has other performance disadvantages such as lesser sensitivity in detecting the virus in mosquitoes.  The performance and cost gap between VecTest and PCR afforded us the opportunity to introduce our RAMP® System as an effective screening alternative.

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

In advance of expected growth of its products, we have been investing significantly, since 2007, to increase automation, quality and capacity of its manufacturing operations.  We coordinate all support operations including customer support, technical and instrument service, production planning, shipping and receiving from our corporate headquarters in Vancouver, British Columbia.  In March 2008, we moved into a leased, multi-use, 46,000 square foot facility in Vancouver, British Columbia.  The facility houses all of our operations and will allow us to achieve our projected manufacturing capacity targets during the term of the agreement.  Our manufacturing scale up is ongoing, and our test production capacity has increased from approximately 500,000 tests per shift per year to approximately 3 million tests per shift per year.  The initial term of the agreement is 15 years with two 5-year renewal options.

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

The primary raw materials for a test cartridge consist of: antibody reagents, nitrocellulose membrane and injection molded plastic parts to act as a housing for the cartridge assembly.  There are several different components required to perform the test that are included with the kit.  These are a sample transfer device, a solution for diluting the test sample and reagent-containing tips (for placing the sample being tested into the cartridge).  The antibody reagents are generally the most costly and critical component of a RAMP® test and can account for in excess of 30% of the standard  material cost.

Suppliers

We own the design, molds and tooling for the RAMP® Reader; however, we have them manufactured and supplied to us under contract.  We have qualified a contract manufacturer located in British Columbia who manufactures and assembles RAMP® Readers to our design and specifications.  The contract manufacturer has multiple manufacturing sites worldwide and easily has the manufacturing capacity to meet our anticipated volume requirements in the future.

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

We hold an exclusive license to technology from the University of British Columbia, which has resulted in one issued U.S. patent, and three issued foreign patents.  Subsequently, we have been issued an additional 4 patents in the U.S., and have been granted 1 patent in another country.  These patents have expiration dates ranging from 2016 to 2024.  These patents generally relate to our RAMP® technology.  We have pending applications for eight additional U.S. patents and numerous foreign counterparts as well as one pending patent filed with joint inventorship and assignment with one of our partners.  Two of the pending patents have received Notice of Allowance from the U.S. Patent and Trademark Office.  We have two registered trademarks.  We have also licensed technology from third parties on a non-exclusive basis to allow us to grow our business in specific areas.  For example, we entered into a non-exclusive license agreement with Roche for certain intellectual property controlled by Roche, which enables us to develop, manufacture and sell a rapid test for NT-proBNP to assist in the diagnosis and management of congestive heart failure.  We may require additional licenses for new products.  Such licenses could include substantial up-front payments, as well as ongoing royalties on product sales.

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

D.  Property, Plants and Equipment

Facilities

In May 2007, we entered into an agreement to lease a multi-use, 46,000 square foot facility in Vancouver, British Columbia.  The facility has housed all of our operations since March 31, 2008 and requires us to pay approximately $160,000 per month in rent and operating expenses.  Initial capital modifications to the facility were paid by the landlord and managed by us.  The agreement has an initial term of 15 years with two five-year renewal options.  To secure the lease, we are required to maintain a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $870,610.  For additional information regarding the productive capacity and extent of utilization of our current facility and our plans and projected capacity with respect to the potential new facility, see “Operations and Manufacturing”.

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

Equipment and Other Property

As at 31 December 2009, we owned tangible fixed assets with a net book value of $10,845,786, consisting primarily of leasehold improvements totaling $8,594,940, manufacturing equipment and molds of $1,468,299, office furniture and equipment totaling $608,265, computer equipment of $70,457 and laboratory furniture and equipment totaling $103,825.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the related notes therein, which are prepared in accordance with Canadian GAAP.  These accounting principles differ in certain respects from U.S. GAAP.  The differences as they affect our consolidated financial statements are described in Note 16 to the audited consolidated financial statements as at and for the years ended December 31, 2009 and 2008.

We have not been profitable since inception and expect to continue incurring operational losses as we continue to commercialize our products.  These losses are due primarily to the cost of commercialization of our products and the cost of our research and development programs.  Since inception, we have financed our operations and capital expenditures primarily through equity and debt offerings and, to a much lesser extent, government grants. See “Risk Factors".

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

During the continued economic downturn, there is greater risk that end-user customers of our product may be slower to make purchase commitments, which may negatively impact sales of our new and existing products.

A.	Operating Results

General

Beginning in the fourth quarter of fiscal 2002, we transitioned from a research and development company to a company with commercial sales of RAMP® products.  In the beginning these sales were predominantly in the biodefense marketplace, however in the last three years this has shifted predominantly to our clinical products. To support our continued growth, we have put in place a manufacturing infrastructure and negotiated key partnerships to support the sales and marketing of our various products.  Research and development is being focused on developing new partner-funded tests to be commercialized by our strategic partners and to enhance existing products used on the RAMP® technology.  As at 31 December 2009, cumulative product sales related to RAMP® systems (including cartridge sales) of approximately $26,592,000 have been realized.  We received FDA regulatory clearance for our RAMP® CK-MB and Troponin I tests in May 2004 and commercially launched our cardiac products in the U.S. in January 2005.  We subsequently received FDA regulatory clearance for our Rapid Influenza A+B test and our RAMP® 200 Reader in April 2008 and a similar FDA clearance for our NT-proBNP test in July 2008.  3M has an exclusive license to commercialize our infectious diseases line of products and Roche Diagnostics has a similar license for our cardiovascular line of products.  Roche Diagnostics launched the cardiovascular line of products in the U.S. in the second quarter of 2009.  For the rest of world, we presently have a managing director of international sales who manages a number of international distributors, responsible for distribution of RAMP® products outside the United States and Japan.  Our Japanese partner, Shionogi, distributes and markets our BNP systems in Japan.  Current revenues are derived primarily from the sale of Troponin I tests, Shionospot BNP tests, NT-ProBNP tests, FLU A/B tests, West Nile Virus tests, RAMP® Reader and RAMP® 200 Readers. The Reader available to Roche for marketing is the Roche Cardiac 200 Reader.

Year Ended 31 December 2009 Compared with Year Ended 31 December 2008

For the year ended 31 December 2009, we reported a loss of $9,543,531 or $0.04 per share, compared to a loss of $13,663,656 or $0.10 per share in 2008.  The decrease in the loss of 30% for the year ended 31 December 2009 compared to the same period in 2008 is primarily due to a strategic business decision to reduce operating expenses across all departments, higher gross profit on product sales, higher contract service fees and revenues from collaborative research arrangements.

Revenues and Cost of Sales

Total revenue for the year ended 31 December 2009 increased 69% to $9,946,269 compared to $5,876,337 in 2008.

Revenues from product sales for the year ended 31 December 2009 increased 66% to $8,153,049 compared to $4,899,841 in 2008.

Clinical products revenue for the year ended 31 December 2009 increased 85% to $6,828,651 compared to $3,683,706 in 2008. This increase is a result of Roche Diagnostics’ launch of our cardiac products in the U.S., increased penetration of co-branded RAMP® products by a distributor in the Chinese marketplace, as well as an increase in demand from other existing distributors and marketing partners.  In the long-term, the Company expects clinical products revenue to increase as recently launched products penetrate the marketplace.  In the short term, the clinical products revenue may fluctuate depending on the timing of orders from its distributors and marketing partners.

Vector products (West Nile Virus) revenue for the year ended 31 December 2009 increased 12% to $806,417 compared to $721,117 in 2008.  This increase is primarily due to the variability in timing of shipments to distributors.  In the future, the Company expects the sale of West Nile Virus products to fluctuate at varying levels.

Biodefense products revenue for the year ended 31 December 2009 increased 5% to $517,981 compared to $495,018 in 2008.  The increase is primarily due to timing of shipments.   In the future, the Company expects the sale of Biodefense products to continue at similar levels.

Contract service fees and revenue from collaborative research arrangements for the year ended 31 December 2009 increased 84% to $1,793,220 compared to $976,496 in 2008.  The increase is due to a greater number of collaborative research arrangements funded by its development partners compared to the same period in 2008.  In the future, the Company expects fluctuations in contract service revenue as a result of the timing of the performance of services required to recognize service revenue.

Cost of sales for the year ended 31 December 2009 increased 52% to $7,933,704 compared to $5,227,156 in 2008.  Cost of product sales includes direct manufacturing labour and materials costs, allocated overhead including depreciation, and stock-based compensation related to the granting of stock options to employees engaged in manufacturing activities.  The increase is primarily due to the increase in product sales for the year.

Overall gross margin from product sales for the year ended 31 December 2009 was positive 3% compared to negative 7% in 2008.  The increase in gross margin is primarily due to an increase in test sales volume resulting in lower per unit overhead charges partially offset by increased facility costs and amortization expense for manufacturing equipment put into service in 2009 as a result of our scale up efforts.  In the short-term, the Company continues to expect variation in gross margin depending on product mix and test sales volumes. In the longer-term the Company expects improved gross margins as sales volumes continue to increase.

Expenses

Research and development expenditures for the year ended 31 December 2009 decreased 17% to $5,635,692 from $6,776,691 in 2008.  The decrease is due to reduced expenditures in 2009 as a result of the completion of development of the Ramp 200 reader in 2008 totaling $892,000, reduced professional fees, primarily related to clinical trials, in the amount of $259,000 and lower payroll costs totaling $83,000 as a result of reductions in incentive compensation.  The decrease is partially offset by additional amortization costs of $69,000 for an increased asset base and additional stock based compensation expense of $28,000 primarily due to the year-end true up adjustment relating to forfeiture rates.

General and administrative expenditures for the year ended 31 December 2009 decreased 26% to $3,299,042 from $4,451,224 in 2008.  The decrease is due to reduced payroll costs of $416,000 as a result of reductions in staff, incentive compensation and recruiting fees, a strategic management fee of $250,000 incurred in 2008, $Nil for 2009, for services provided by a non-management member of the Board of Directors, reduced allocations for rent and facility overhead charges totaling $435,000 and reduced audit and other fee accruals totaling $249,000.  The decrease is partially offset by additional stock based compensation expense of $277,000 primarily due to the year-end true up adjustment relating to forfeiture rates and increased legal fees of $45,000 for general corporate matters.

Marketing and business development expenditures for the year ended 31 December 2009 decreased 31% to $1,668,220 from $2,425,673 in 2008.  The decrease is due to reduced payroll costs of $495,000 as a result of reductions in staff, bonuses and incentive compensation, reduced travel and conference fees totaling $104,000 as a result of fewer direct sales staff in North America and a greater reliance on partner efforts, lower selling expenses of $74,000 as a result of reduced promotional activities and lower legal fees in the amount of $41,000 related to business development requirements.  The decrease is partially offset by an increase in professional fees totaling $83,000 mainly as a result of consultants hired for business development activities.

Other Income/Expenses

For the year ended December 31, 2009, interest expense amounted to $857,731 compared to $785,790 in 2008.  The increase was due to the interest portion on the repayment of the repayable leasehold improvement allowance related to the facility lease agreement.

During the year ended December 31, 2009, we earned interest income of $9,016 compared to $119,905 in 2008.  The decrease is as a result of lower average funds on deposit and declining interest rates.

Selected Quarterly Information 2009 and 2008

The table below sets forth selected data from our unaudited consolidated financial statements prepared in accordance with Canadian GAAP for the eight previous quarters ended 31 December 2009.

	4th Quarter $	3rd Quarter $	2nd Quarter $	1st Quarter $	Total $
2009
Total Revenue	2,450,930	2,047,523	2,735,415	2,712,401	9,946,269
Loss	2,735,908	3,177,221	1,898,987	1,731,415	9,543,531
Loss per Share – Basic and Diluted	0.01	0.01	0.01	0.01	0.04
Total Assets	21,464,196	23,451,278	26,829,265	17,950,788	21,464,196
2008
Total Revenue	2,234,571	1,471,130	997,515	1,173,121	5,876,337
Loss	2,694,449	3,684,602	3,740,494	3,544,111	13,663,656
Loss per Share – Basic and Diluted	0.02	0.03	0.03	0.03	0.10
Total Assets	19,394,907	17,823,547	21,553,341	25,187,741	19,394,907

Quarter-to-quarter variability in product revenue is driven primarily by the following factors:

▪	The timing of clinical product orders from our marketing partners and distributors;
▪	Additional revenues from the launch of cardiac products by Roche Diagnostics in the U.S. in first quarter of 2009;
▪	The timing of significant biodefense system orders;
▪	Seasonality related to the demand for Influenza A+B products; and
▪	Seasonality related to the demand for RAMP West Nile Virus products as well as significant penetration of this market.

Quarter to quarter variability in contract service fees and revenue from collaborative research arrangements was primarily due to the timing of the performance of services required to recognize service revenue from our collaborations.

The quarter to quarter fluctuations in losses reported were primarily the result of the variability of gross margins on product sales resulting from changes in product mix, charges incurred due to the scale up and automation of our manufacturing operations, variability in expenses across all departments, the timing of recognition of contract service fees and revenues from collaborative research arrangements, fluctuations in interest income and foreign exchange gains or losses.

Information 2009, 2008, 2007

The following table sets forth consolidated financial data for our last three fiscal years.

	2009	2008	2007
	$	$	$
Product Revenue	8,153,049	4,899,841	3,557,244
Cost of Sales	7,933,704	5,227,156	3,201,626
Gross Profit	219,345	-327,315	355,618
Gross Margin on Product Sales	3%	-7%	10%
Services Revenue	1,793,220	976,496	526,872
Total Revenue	9,946,269	5,876,337	4,084,116
Expenses	10,602,954	13,653,588	14,654,574
Loss for the Year	9,543,531	13,663,656	13,901,041
Loss per share – Basic and Diluted	0.04	0.10	0.12
Total Assets	21,464,196	19,394,907	17,938,351
Total Long-Term Obligations(1)	9,123,132	9,558,668	2,941,295

1)The long-term obligation balance represents the lease inducements recorded as a result of our 15 year lease agreement for a new premise as described in note 8 to the consolidated financial statements as at 31 December 2009.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

For the year ended 31 December 2008, we  reported a loss of  $13,663,656 or $0.10 per share compared to a loss of $13,901,041 or $0.12 per share in 2007.  The decrease in loss was primarily due to lower expenses incurred across all departments, higher contract service revenues from collaborative research arrangements and a foreign exchange gain in 2008 versus a loss in 2007, offset by higher interest expense, lower interest income and decreased margins on product sales.

Revenue and Cost of Sales

Revenues from product sales for the year ended 31 December 2008 increased 38% to $4,899,841 compared to $3,557,244 in 2007.

Clinical products revenue for the year ended 31 December 2008 increased 66% to $3,683,706 compared to $2,222,642 in 2007.  This increase was primarily the result of the launch of new products, the RAMP® 200 Reader and the 3M™ Rapid Detection Flu A+B Test, and a net increase in demand of existing products from distributors and marketing partners.

Vector products (West Nile Virus) revenue for the year ended 31 December 2008 increased 42% to $721,117 compared to $506,631 in 2007.  This increase is primarily due to expanded usage by US municipal health authorities, increased sales efforts by distributors and the timing of shipments.

Biodefense products revenue for the year ended 31 December 2008 decreased 40% to $495,018 compared to $827,971 in 2007.  The decrease was primarily due to reduced funding from governmental agencies for deployed detection capabilities, general decrease in concern over biological attacks, a substantially penetrated target market and the timing of significant one-time bio-defense system orders.

Contract service fees and revenue from collaborative research arrangements for the year ended 31 December 2008 increased 85% to $976,496 compared to $526,872 in 2007. The variability was primarily due to the timing of the performance of services required to recognize service revenue from our collaborations.

Cost of sales for the year ended 31 December 2008 increased 63% to $5,227,156 compared to $3,201,626 in 2007.  Cost of product sales includes direct manufacturing labour and materials costs, allocated overhead including depreciation, and non-cash stock-based compensation related to the granting of stock options to employees engaged in manufacturing activities.

Overall gross margin from product sales for the year ended 31 December 2008 was negative 7% compared to positive 10% in 2007.  The decrease in gross margin was primarily due to a shift in product mix, increased costs related to the new facility and implementation of new manufacturing equipment, processes and personnel as a result of our scale up efforts.

Expenses

Research and development expenditures for the year ended 31 December 2008 decreased 5% to $6,776,691 from $7,167,758 in 2007.  This decrease was mainly as a result of the final license fees expense related to commercialization of a RAMP test using a proprietary marker, incurred in 2007 but not in 2008, in the amount of $820,000, lower costs incurred by us for product development and support activities in the amount of $626,000 partially offset by increased payroll costs of $846,000, additional amortization charges mainly related to the new facility in the amount of $183,000 and increased overhead costs totaling $60,000

Marketing and business development expenditures for the year ended 31 December 2008 decreased 1% to $2,425,673 from $2,457,621 in 2007.  This decrease was as a result of reduced travel expenses totaling $81,000, lower selling expenses totaling $37,000 and reduced payroll costs in the amount of $32,000.  This decrease was partially offset by additional amortization charges mainly related to the new facility in the amount of $50,000, increased rent and overhead expenses totaling $27,000, increased stock-based compensation expense in the amount of $22,000 and higher administrative expenses totaling $20,000.

General and administrative expenditures for the year ended 31 December 2008 decreased 11% to $4,451,224 from $5,029,195 in 2007.  The decrease was primarily due to reduced allocations for rent expense in the amount of $434,000 which in 2007 and in first quarter of 2008 included charges related to the rent free period of the new facility lease agreement that prior to occupancy of the new facility were fully charged to general and administrative expenses. Expenses incurred in the year 2007  included one-time charges incurred for listing our common shares on the TSX in the amount of $155,000 and fees related to the recruitment of executive personnel in the amount of $119,000 that were not incurred in 2008.  This decrease was partially offset by additional amortization charges and overhead expenditures mainly related to the new facility totaling $106,000 and $33,000 respectively, and moving costs related to the transition to the new facility totaling $16,000.

Other Income/Expenses

For the year ended 31 December 2008, interest expense amounted to $785,790 compared to $851 in 2007.  The increase is due to the interest portion on the repayment of the repayable leasehold improvement allowance related to the new facility operating lease agreement.

During the year ended December 31, 2008, we earned interest income of $119,905 as compared to $359,543 in 2007.  The decrease was as a result of lower average funds on deposit and declining interest rates.

During the year ended December 31, 2008, we had a foreign exchange gain of $6,113 as compared to a foreign exchange loss of $491,979 in 2007.  Foreign exchange gains and losses were largely due to US dollar balances of cash and cash equivalents, accounts receivable and accounts payable affected by the fluctuations in the value of the US dollar as compared to the Canadian dollar.

B.	Liquidity and Capital Resources

General

We financed our operations primarily through equity and debt financings.  As of 31 December 2009, we had raised approximately $89 million from the sale and issuance of equity securities and convertible debt, net of issue costs.

As at December 31, 2009, we had a working capital balance of $6,998,529, an increase of $4,051,741 compared to $2,946,788 as at December 31, 2008.  Commencing in the fourth quarter of 2008, we took measures to reduce operating expenses and its net use of cash, however depending on the ramp up of sales by our partners; requirements for working capital may increase.  For the year ended December 31, 2009, we relied primarily on proceeds from the issuance of common shares through a public offering, cash on hand, cash generated from gross margin on product sale and prepayments relating to contract service fees and revenues from collaborative research arrangements to fund its expenditures

For the year ended 31 December 2009, we incurred losses of $9,543,531 compared to $13,663,656 in 2008.  We anticipate that our funds on hand, together with anticipated revenues, will be sufficient to fund our operations until 1 July 2010. We need to raise additional capital. Unforeseen expenses or less than expected revenue could accelerate our fundraising requirements. Until the Company receives greater revenue from product sales, it will need to fund its operations from a combination of the funds on hand, issuance of equity securities and warrants, contract service fees, revenues from collaborative research arrangements, exercise of options and warrants, funding from partners and debt financing, as appropriate and where available.  The Company requires additional funds and is actively pursuing financing alternatives however; no assurance can be given that sufficient funds will be available to the Company as and when required. See “Risk Factors”.

Material Commitments for Capital Expenditures

At 31 December 2009, we had outstanding purchase order commitments totaling $4,500 for capital purchases related to our operating activities.

Year Ended 31 December 2009 Compared with Year Ended 31 December 2008.

During the year ended 31 December 2009, we received net proceeds of $11,392,232 from the sale of equity securities through a public offering as compared to $4,679,248 received through a private placement for the year ended 31 December 2008.

During the year ended 31 December 2009, we received net proceeds of $Nil from the exercise of warrants and stock options into shares, as compared to $3,934,169 for the year ended 31 December 2008.

Our working capital balance was $6,998,529 as at December 31, 2009, an increase of $4,051,741 compared to $2,946,788 as at 31 December 2008.  For the year ended December 31, 2009, we relied primarily on proceeds from the sale of equity securities through a public offering, cash on hand, cash generated from gross margin on product sale and prepayments relating to contract service fees and revenues from collaborative research arrangements to fund its expenditures

For the year ended 31 December 2009, we incurred a loss of $9,543,531 versus a loss of $13,663,656 in 2008. Although revenue from product sales has increased, we anticipate continued losses before the end of 2010.  We intend to continue to fund our operations from a combination of the issuance of equity securities, revenue from product sales, contract service fees, revenue from collaborative research arrangements, and possibly additional debt financing.

As at 31 December 2009, we had 61,698,334 warrants outstanding at a weighted average exercise price of $0.24 per share, which if fully exercised, would result in the receipt of approximately $14.8 million.  We also had 10,731,325 stock options outstanding of which 2,732,369 were exercisable at prices between $0.115 and $1.10 per share and which, if fully exercised, would result in the receipt of approximately $1.9 million.

Year Ended 31 December 2008 Compared with Year Ended 31 December 2007

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

Our working capital balance was $2,946,788 as at 31 December 2008, a decrease of $5,193,823 compared to $8,140,611 as at 31 December 2007.  With the growth of our operations, the requirements for working capital increased; accordingly, during the year ended 31 December 2008, we closed a private placement equity financing generating net proceeds of $4,679,248.  For the year ended 31 December 2008, we relied primarily on cash on hand, proceeds from the private placement, and exercise of share purchase warrants and stock options to fund our expenditures.  We also relied on a repayable leasehold improvement allowance from its landlord to fund capital expenditures related to the new facility.

For the year ended 31 December 2008, we incurred a loss of $13,663,656 versus a loss of $13,901,041 in 2007.

As at 31 December 2008, we had 17,001,668 warrants outstanding at an exercise price of $0.20 per share, which if fully exercised, would result in the receipt of approximately $3.4 million.  We also had 10,732,595 stock options outstanding of which 2,268,260 were exercisable at prices between $.12 and $1.10 per share and which, if fully exercised, would result in the receipt of approximately $1.6 million.

C.	Research and Development, Patents and Licenses

As at 31 December 2009, we were an operating stage company.  Our primary expenditures were on research and development of the RAMP® diagnostic system.  The following table summarizes research and development, and includes share-based compensation, as well as patent and licensing expenses, both in dollar terms as well as a percentage of total operating expenses, for the last three fiscal years.

Fiscal Year	Research & Development Expenses ($) (1)	Percentage of Operating Expenses	Patent and Licensing Expenses ($) (2)	Percentage of Operating Expenses
2009	5,635,692	53%	268,091	3%
2008	6,776,691	50%	162,800	1%
2007	7,167,758	49%	1,226,468	8%

(1)	Includes share-based compensation.
(2)	Includes license fees paid to Roche Diagnostics GmbH (“Roche”) for Rights to develop a rapid test for NT-proBNP.

D.	Trend Information

There are several external trends, which we believe will have an impact on our business and prospects:

•	The medical device market is already characterized by a high degree of regulation governing the manufacture, sale and use of various medical devices. This trend is expected to continue.

•
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

•	The inability to predict the biodefense market is likely to remain for some time.

E.	Off-balance Sheet arrangements

We have not had any off-balance sheet arrangements during the year ended 31 December 2009, nor did we have any off-balance sheet arrangements as at 31 December 2008, or as at 28 February 2010.

F.	Tabular Disclosure of Contractual Obligations

As at 31 December 2009, we had the following contractual obligations:

Commitments and Obligations	Total $	Less than 1 Year $	1-3 Years $	3-5 Years $	> 5 Years $
Equipment Operating Lease	68,040	30,240	37,800	-	-
License Fees	77,000	11,000	22,000	22,000	22,000
Equipment	4,500	4,500	-	-	-
Repayable Leasehold Allowance	13,891,175	1,061,746	2,123,492	2,123,492	8,582,446
Facility Sublease	14,504,822	861,549	1,824,375	1,971,572	9,847,327

G. Safe harbor

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in the Company’s public filings with securities regulatory authorities."

Item 6.  Directors, Senior Management and Employees

A. Directors and Senior Management

Our current directors and officers, their positions and the periods during which each has served in their positions are as follows:

Name	Age	Position	Period Served
Richard J. Bastiani, PhD.	67	Director, Chairman of the Board	Since March 2006
Anthony F. Holler, MD	58	Director	Since March 2006
Todd R. Patrick	47	Director	Since March 2006
Richard K. Bear	47	Director	Since March 2006
Ian A. Webb	59	Director	Since March 2006
S. Wayne Kay	59	Director Chief Executive Officer	Since September 2007 Since September 2007
Duane A. Morris	59	Chief Operating Officer	Since February 2007
Livleen Kaler	32	Vice President, Finance & Administration and Chief Financial Officer (1)	Since June 2009
Paul C. Harris, Ph.D.	56	Vice President, Research and Development	Since 1998

(1)	Livleen Kaler was appointed Vice President, Finance & Administration and Chief Financial Officer on 10 June 2009

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

Dr. Anthony F. Holler - Director

Dr. Holler has served as one of our directors since March 2006.  Dr. Holler was one of the original founders of ID Biomedical Corporation in 1991 and was a member of its Board of Directors since inception.  He held a number of executive positions with ID Biomedical, including Chief Executive Officer, until GlaxoSmithKline acquired the company in December 2005.  Prior to founding ID Biomedical, Dr. Holler served as an emergency physician at University Hospital at the University of British Columbia.  He is a member of the British Columbia College of Physicians and Surgeons.  Dr. Holler also serves as Chairman of the Board of CRH Medical Corporation and is the Chairman of the board of Corriente Resources, Inc. and Inviro Medical Inc. Dr. Holler holds a Bachelor of Science degree and a medical degree from the University of British Columbia.

Todd Patrick - Director

Mr. Patrick has served as one of our directors since March 2006.  In 1998, Mr. Patrick was appointed President and Chief Operating Officer of ID Biomedical Corporation, a position he held until December 2005 when GlaxoSmithKline acquired the company.  Mr. Patrick originally joined ID Biomedical in 1994 as the President of its then newly–created vaccine subsidiary, ID Vaccine.  Prior to joining ID Biomedical, Mr. Patrick was employed by the University of California, Los Angeles (UCLA) as the Director of the Office of Intellectual Property Administration, where he was responsible for the patenting and licensing of intellectual property arising out of UCLA.  He is a director of CRH Medical Corporation and Inviro Medical Inc.. Mr. Patrick’s other board affiliations include Seattle Biomedical Research Institute, Vaxent Vaccines LLC and C3 Jian Inc.  Mr. Patrick holds a Bachelor of Economics degree and a Masters in Business Administration from the University of Washington.

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

Duane A. Morris - Chief Operating Officer

Mr. Morris has served as our Chief Operating Officer since February 2007.  He brings more than 30 years of pharmaceutical, biomedical and biotechnology experience to Response Biomedical.  For 21 years, Mr. Morris held positions of increasing responsibility at Syntex Laboratories, Inc., culminating with the position of Director of Manufacturing for Syntex's Palo Alto Operations in 1993.  Mr. Morris then served as Vice President of Operations for Seattle and San Diego based Cypress Bioscience, Inc from 1993 to 2001.  Mr. Morris was then a consultant until 2003, when he joined ID Biomedical Corporation as Vice President of Operations.  Upon the acquisition of the vaccine operations of Shire Pharmaceuticals, PLC by ID Biomedical in 2005, Mr. Morris became responsible for all North American operations, which included the 600-employee large-scale influenza vaccine manufacturing facilities that supplied in excess of 30 million doses of influenza vaccine to Canada and the United States.  Mr. Morris also served as Vice President and General Manager of Glaxo Smith Kline's Bothell Washington Biodefense facility from December 2005 until December 2006.  Mr. Morris received his degree in Business Administration in 1986 from St. Mary’s College of California.

Livleen Kaler, CMA – Vice President, Finance and Administration and Chief Financial Officer

Ms. Kaler has served as our Vice President, Finance and Administration and Chief Financial Officer since June 2009.  From December 2008 until June 2009, Ms. Kaler served as our Director, Finance and Administration.  From December 2006 until December 2008, Ms. Kaler served as our Controller.  Ms. Kaler has over 10 years of financial management experience in several industries.  From January 2006 until December 2006, she served as the Director of Finance at Infosat Communications, a subsidiary of Bell Canada and a leading North American provider and integrator of satellite communication solutions.  Ms. Kaler successfully led the financial integration of three North American acquisitions, managed the accounting and finance functions through a period of exponential revenue growth, and was responsible for consolidated financial statements for 2 US subsidiaries and 5 Canadian offices during her tenure at Infosat.  Ms. Kaler earned her Accounting and Finance diploma from the College of New Caledonia, attended the University of Northern British Columbia and received her designation as a Certified Management Accountant (CMA) in 2001 from the Society of Management Accountants of British Columbia.

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

Objectives of Response’s Executive Compensation Program

Our executive compensation program is designed to attract the talent needed to grow and further our strategic interests, motivate and reward sustained high levels of both employee performance and business results and to retain and reward leaders who create long-term value for our shareholders.

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

Providing a market competitive base salary is necessary to attract new talent and retain skilled executive talent. Actual salary levels are determined based on the individual’s performance, responsibilities and experience. In establishing the base salary for each senior executive, we target the market median (50th percentile) paid for comparable executive positions.

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

The objectives of the short term incentive plan are to: ensure focus on critical Company objectives and goals that support the achievement of our mission, ensure alignment of both team and individual objectives and activities with those identified for us, ensure individual rewards are linked to our performance to predetermined goals and metrics, and motivate and reward strong team and individual performance.

All employees, including senior executives, participate in the short-term incentive plan, which provides an annual cash award based on Company and individual contributions toward defined company performance metrics.

The Chief Executive Officer is eligible for an incentive of up to 30% of base salary.

The Chief Operating Officer and the Vice President, Finance & Administration and Chief Financial Officer are eligible for an incentive of up to 25% of base salary.

The Vice President, Research and Development is eligible for an incentive of up to 40% of base salary.  This incentive is higher than the normal incentive of up to 25% of base salary in order to increase his total compensation and tie a significant portion of that compensation to the achievement of critical Company milestones.

The Corporate Performance Goals for 2009:

•	Revenue goal – As per approved 2009 Operating Plan ($11.6 million);
•	Raise at least 12 months of additional capital before the end of May 2009;
•	Obtain U.S. FDA clearance of the RSV Test by 9 October 2009;
•	Launch Roche branded product in the U.S. in March 2009 and meet monthly supply requirements with +/- 5% accuracy;
•
Execute one or more material partnerships in 2009 – this could include redistribution of distribution rights with a current partner, signing of a new distribution partner, a defined commercial plan to move forward with FIND or a partnership for a different application not yet committed;

•	Subject to approval and funding by Roche, complete NT-proBNP CLIA-waiver clinical trials and file application to FDA by year-end. Provide year-end assessment of probability of clearance in 2010
•
Subject to the completion of the feasibility phase and approval to pursue development pre-funded by Roche, complete development of next generation Troponin I Test and pass the Development Phase Gate Review by December 2009;

•
Reduce the cost and improve the quality of manufactured tests.  Develop metrics that track the cost of goods sold and the overall efficiency of manufacturing products to meet the Demand Plan.  Provide quarterly progress reports to Senior Management and demonstrate continual reduction of the cost of goods sold and improved efficiency as measured by year-over-year reduction in costs and improvement in efficiency; and

•
Establish a cross-functional team with the charter to reduce variability in our products and processes, improve overall efficiency of our operational processes, and ensure successful scale-up of our processes to meet anticipated demand.

Following a year-end assessment the Board reviews and approves the aggregate of all awards payable and they are a paid out within the first six months of the following year.  In 2009, despite excellent Company performance, in order to conserve cash, the Senior Executives and the Board  decided not to pay out short term incentive for the year.

3.	Stock Options

The purpose of our stock option plan is to provide us with a share-related mechanism to attract, retain and motivate qualified executives, employees and consultants, to incent such individuals to contribute toward our long-term goals, and to encourage such individuals to acquire our shares as long-term investments.

All eligible employees, including senior executives, participate in the stock option plan. Options within the ranges specified for each position are granted to employees for performance and retention.

The Compensation Committee of the Board reviews and approves the recommended stock option grants.

Prequisites

Senior executives benefit from automobile and accommodation allowances. The 2009 annual value of perquisites for each of the Chief Executive Officer, Chief Operating Officer, Vice President, Finance &Administration and Chief Financial Officer, Vice President, Research and Development were in aggregate worth less than $50,000 or 10% of such senior executive’s total salary for the year ended 31 December, 2009.

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

As at 31 December 2009, we had the following Named Executive Officers: S. Wayne Kay, Chief Executive Officer, Duane Morris, Chief Operating Officer, Livleen Kaler, Vice President, Finance & Administration and Chief Financial Officer, and Dr. Paul C. Harris, Vice President, Research and Development.

Summary Compensation Table

The following table is a summary of compensation paid or payable to the Named Executive Officers for each of our three most recently completed financial years:

		Annual Compensation			Long-term Compensation
NEO Name and Principal Position	Year	Salary ($)	Short-term Incentive (6) ($)	Other Annual Compensation (7) ($)	Securities Under Options Granted (#)
S. Wayne Kay,(1) Chief Executive Officer	2009 2008 2007	403,224 369,112 107,016	Nil 85,684 Nil	Nil Nil Nil	Nil 500,000 1,500,000
Duane A. Morris,(2) Chief Operating Officer	2009 2008 2007	259,215 237,286 198,593	Nil 130,213 11,440	Nil Nil Nil	Nil 250,000 1,000,000
Livleen Kaler,(3) Vice President, Finance and Administration and Chief Financial Officer	2009 2008 2007	142,160 N/A N/A	Nil N/A N/A	Nil N/A N/A	150,000 N/A N/A

Paul C. Harris, PhD Vice President, Research and Development	2009 2008 2007	171,045 209,797 194,633	Nil 68,140 39,378	Nil Nil Nil	Nil 100,000 87,500

1.	S. Wayne Kay was appointed Chief Executive Officer replacing William J. Radvak as Chief Executive Officer effective 11 September 2007.
2.	Duane A. Morris was appointed Chief Operating Officer replacing Brian G. Richards as Chief Operating Officer effective 1 February 2007.
3.
Livleen Kaler was appointed Vice President, Finance and Administration and Chief Financial Officer on 10 June 2009.  The compensation noted also includes her income from 1 January 2009 until 9 June 2009, when she served as our Director, Finance & Administration.

4.	2008 Short Term Incentive includes amounts paid in 2009 for incentives earned in 2008. 2007 Short Term Incentive includes amounts paid in 2008 for incentives earned in 2007.
5.	Perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total annual salary for any Named Executive Officer.

Long-Term Incentive Plans

We have no long-term incentive plan in place and there were no awards made under any long-term incentive plan to the Named Executive Officers during our most recently completed financial year.  A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, stock appreciation rights or restricted share compensation.

Performance Graph

The following graph shows the total cumulative return over five years for a shareholder of Response on an investment of $100 compared to the S&P/TSX composite index.

	2004	2005	2006	2007	2008	2009
RBM	100.00	64.10	93.59	103.85	11.54	16.67
S&P/TSX Composite	100.00	121.91	139.60	149.60	97.20	127.03

Response’s total shareholder return decreased 83.33% over the last five years.  Response’s share price climbed at a compounded annual growth rate of 1.32% over three consecutive years, prior to a severe decline in 2008.  This decline in late 2008 was consistent with that of the broader market decline as shown in the S&P/TSX composite index and rose slightly but remained low throughout 2009 (see graph).  In comparing Named Executive Officer compensation over the same five-year period, compensation (base salary and short-term incentive plan) increased by 62% but decreased by 27% in 2009 from 2008, compared to the cumulative 83.33% erosion in shareholder return.  The Compensation Committee is of the view that the market price of our shares in 2009 has been predominately affected by external factors over which we have no control and does not reflect our overall performance.

Options Granted During the Most Recently Completed Financial Year

The following table sets out incentive stock options granted during the most recently completed financial year to Named Executive Officers:

NEO Name	Securities Under Options Granted (#)	Percentage of Total Options Granted to Employees in Financial Year	Exercisable or Base Price ($ / Security)	Market Value of Securities Underlying Options on the Date of Grant ($ / Security) (1)	Expiration Date
S. Wayne Kay	Nil	N/A	N/A	N/A	N/A
Duane A. Morris	Nil	N/A	N/A	N/A	N/A
Livleen Kaler	150,000	14.3%	0.15	0.15	19 June 2014
Paul C. Harris	Nil	N/A	N/A	N/A	N/A

(1)	The market value is calculated as the closing market price of our shares on the TSX on the day prior to grant date for each option.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed financial year as well as the financial year-end value of stock options held by the Named Executive Officers.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End Exercisable / Unexercisable ($) (1)
S. Wayne Kay	Nil	N/A	425,000/1,575,000	50,000/450,000
Duane A. Morris	Nil	N/A	150,000/1,100,000	25,000/225,000
Livleen Kaler	Nil	N/A	30,000/270,000	5,000/45,000
Paul C. Harris	Nil	N/A	138,125/261,875	10,000/90,000

(1)
In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year-end exceeds the option exercise price.  The market value is calculated as the closing market price of our shares as at 31 December 2009, (i.e. the financial year end) on the TSX, which was $0.125 less the exercise price for each option.

Termination of Employment, Change in Responsibilities and Employment Contracts

As of 31 March 2010, of the Named Executive Officers serving at the end of the most recently completed financial year, S. Wayne Kay, Duane A. Morris, Livleen Kaler and Dr. Paul C. Harris have employment agreements with us.

Employment Agreement - S. Wayne Kay

Effective September 11, 2007, we entered into an employment agreement with Mr. Kay pursuant to which he agreed to provide his services to us in the capacity of Chief Executive Officer for a term to continue until terminated.  Under the agreement, Mr. Kay is: paid an annual salary of US$350,000 equalized for taxes paid as a result of being employed by a Canadian versus US employer; eligible to participate in our stock option plan, with an initial grant of an option to purchase up to 1,500,000 of our common shares; eligible to participate in our employee medical, dental and life insurance plans; to be reimbursed for reasonable out of pocket expenses including commuting and accommodation costs of up to $2,000 per month; and, eligible to earn incentive bonuses for nominally 30% of his annual salary.  The agreement provides for a severance payment of one month’s salary in the event that there is cause for dismissal.  The agreement further provides for a salary continuation equal to 12 months salary plus two additional months’ salary for each year he is employed by us up to a maximum of 18 months in the event that we terminate Mr. Kay’s employment without cause.  The agreement provides that within thirty (30) days of a Change of Control Mr. Kay may voluntarily terminate his employment by providing written notice to us. The termination and end of employment will be effective six (6) months from the date of the notice.  Mr. Kay will be paid and continue to be employed for the six (6) month and then he will be entitled to a lump sum payment equal to 24 months of salary and if the transaction in which the Change in Control occurs is effected at a value that reflects or implies a Market Capitalization at:  (a) equal or greater than US $100 million but less than US $150 million an additional lump sum payment of .01 times that Market Capitalization or (b) equal to or greater than US $150 million, an additional lump sum payment of US$1.5 million, such payments to be made six months after termination and end of employment.

Employment Agreement - Duane A. Morris

Effective 1 February 2007, we entered into an employment agreement with Mr. Morris pursuant to which he agreed to provide his services to us in the capacity of Chief Operating Officer for a term to continue until terminated.  Under the agreement, Mr. Morris is: paid an annual salary of US$200,000 eligible to participate in our stock option plan, with an initial grant of an option to purchase up to 1,000,000 of our common shares; to participate in our employee medical, dental and life insurance plans; to be reimbursed for reasonable out of pocket expenses, and to receive an automobile allowance of $500 per month; and eligible to earn incentive bonuses for nominally 25% of his annual salary.  The agreement provides for a severance payment of one month’s salary in the event that there is cause for dismissal.  The agreement further provides for a severance payment equal to six months’ salary plus two additional months’ salary for each year he is employed by us up to a maximum of 18 months in the event that we terminate Mr. Morris’ employment without cause.  The agreement provides that within thirty (30) days of a Change of Control Mr. Morris may voluntarily terminate his employment by providing written notice to us. The termination and end of employment will be effective six (6) months from the date of termination, or earlier if agreed to by the acquiring Company. In such case Mr. Morris will be paid and continue to be employed for 6 months and then he will be entitled to a lump sum payment equal to 24 months of salary.

Employment Agreement – Livleen Kaler

Effective 9 June 2009, we entered into an employment agreement with Ms. Kaler pursuant to which she agreed to provide her services to us in the capacity of Chief Financial Officer for a term to continue until terminated.  Under the agreement, Ms. Kaler is: paid an annual salary of $150,000, eligible to participate in our stock option plan, with an initial grant of an option to purchase up to 150,000 of our common shares and a subsequent grant of an option to purchase up to 150,000 for a total of 300,000 common shares; to participate in our employee medical, dental and life insurance plans; to be reimbursed for reasonable out of pocket expenses, and eligible to earn incentive bonuses for nominally 25% of her annual salary.  The agreement provides for a severance payment of one month’s salary in the event that there is cause for dismissal.  The agreement further provides for a severance payment equal to 3 months salary plus two additional months’ salary for each year she is employed by us up to a maximum of 18 months in the event that we terminate Ms. Kaler’s employment without cause.  The agreement provides that within thirty (30) days of a Change of Control Ms. Kaler may voluntarily terminate her employment by providing written notice to us. The termination and end of employment will be effective six (6) months from the date of termination, or earlier if agreed to by the acquiring Company. In such case Ms. Kaler will be paid and continue to be employed for 6 months and then she will be entitled to a lump sum payment equal to 12 months of salary.

Employment Agreement - Paul C. Harris, PhD

Effective 1 January 2008, we entered into an employment agreement with Dr. Harris pursuant to which he agreed to provide his services to us in the capacity of Vice President Research and Development for a term to continue until terminated.  Under the agreement, Dr. Harris is: paid an annual salary of US$214,300; eligible to participate in our stock option plan; to participate in our employee medical, dental and life insurance plans; to be reimbursed for reasonable out of pocket expenses; and eligible to earn incentive bonuses for nominally 40% of his annual salary.  The agreement provides for a severance payment of one month’s salary in the event that there is cause for dismissal.  The agreement further provides for a severance payment equal to three months salary plus two additional months’ salary for each year he is employed by us or under contract to us up to a maximum of 12 months in the event that we terminate Dr. Harris’ employment without cause.  The agreement provides that within thirty (30) days of a Change of Control Dr. Harris may voluntarily terminate his employment by providing written notice to us. The termination and end of employment will be effective six (6) months from the date of termination, or earlier if agreed to by the acquiring Company.   In such a case, Dr. Harris shall be paid and continue to be employed for said six months and then he will be entitled to a lump sum payment equal to 12 months of salary.

Compensation of Directors

During our fiscal year ended 31 December 2009, no director who is not also a Named Executive Officer, received compensation for services provided to us in their capacities as directors, consultants or otherwise, except as described below.

We retain Borden Ladner Gervais LLP, a law firm in which Ian A. Webb, a member of our Board of Directors, is a partner.   For the year ended 31 December 2009, we incurred legal fees payable to this law firm totaling $175,888 of which $135,011 was a share issuance cost directly related to the public offering in the year.  As at 31 December 2009, $3,500 remained outstanding and is included in the balance of accrued liabilities.

Strategic consulting services fees in the amount of $250,000 were incurred by our Company for extraordinary services provided by Dr. Anthony F. Holler, a member of the Board of Directors, in relation to financing activities including the planning and closing of a $12,000,000 private placement financing in July 2007.  This fee was paid to Dr. Holler in March of 2008.  A similar consulting fee, in the amount of $250,000 was also incurred for extraordinary services provided by Todd Patrick, a member of our Board of Directors, in relation to successfully negotiating the Roche Sales and Distribution Agreement in June 2008. This fee was also in recognition of unpaid, but significant services provided by Mr. Patrick in relation to negotiation of the 3M agreement, as well as several business development partnering initiatives and one merger and acquisition transaction that did not close. This fee was paid to Mr. Patrick in June of 2009.

Effective 1 January 2008, non-management board members received an annual retainer of $12,000 and board of director meeting fees of $750 for local residents for local board of director meetings and $1,500 for non-local residents and meetings with no additional fees to be paid for committee meetings.  Fees were to be payable in cash quarterly beginning after our next financing. Due to the fact that we did not raise the desired amount of capital at the time of the October 2008 financing, this payment totaling $87,000 was paid to the board members in June of 2009 after the close of the May 2009 financing.  For the year ended 31 December 2009 fees totaling $84,000 were incurred of which $63,000 were paid during the year and $21,000 remained outstanding and are included in the balance of accrued liabilities

During our fiscal year ended 31 December 2009, we made the following stock option awards to directors who are not also Named Executive Officers:

Securities Under Options Granted (#)	Exercisable or Base Price ($ / Security)	Market Value of Securities Underlying Options on the Date of Grant ($ / Security)	Expiration Date
250,000	0.115	0.115	10 December 2014

C.	Board Practices

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

The Audit Committee

Audit Committee Charter

Our audit committee charter, as adopted on 27 April 2005 and as amended November 10, 2006, 24 April 2007 and 17 March 2008 is attached as Exhibit 15. A summary of the terms of reference include the following:

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) to assist the Board in monitoring:  (1) the integrity of our financial statements; (2) the independent auditor's qualifications and independence; (3) the performance of our internal financial controls, audit functions and the performance of the independent auditors; and (4) our compliance with legal and regulatory requirements.

The Committee shall consist of at least three members of the Board.  Each member of the Committee shall be independent for purposes of National Instrument 52-110 (“NI 52-110”), subject only to the specific exemptions from such requirements contained in NI 52-110.  Each member of the Committee shall be financially literate for purposes of NI 52-110, subject only to the specific exemptions from such requirements contained in NI 52-110.

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year.  The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

The Committee shall have access to such officers and employees and to our external auditors, and to such information respecting Response Biomedical, as it considers necessary or advisable in order to perform its duties and responsibilities.  The Committee shall have the authority to authorize the engagement of independent advisors, including legal, accounting and financial advisors as it deems necessary to perform its duties and responsibilities and to set and pay the compensation of such advisors.

The external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary.  The Committee, through its chair, may directly contact any of our employees as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

Composition and Relevant Experience

At the present time, the audit committee is comprised of Richard K. Bear (Chair) (independent and financially literate in accordance with NI 52-110), Dr. Richard J. Bastiani (independent and financially literate) and Todd R. Patrick (independent and financially literate).  Our Board of Directors has determined that Mr. Bear qualifies as an “audit committee financial expert” as defined by Item 16A of Form 20-F.  A description of the education and experience of each audit committee member may be found above under the heading, “Directors and Officers”.

Pre-Approval of Non-Audit Services

All audit and non-audit services performed by our auditors for the 12-month period ended 31 December 2009 were pre-approved by our audit committee.  In accordance with our audit committee charter, all audit and non-audit services performed by our auditors will continue to be pre-approved by our audit committee.

External Auditor Services (By Category)

See Item 16C – Principal Accountant fees and services for the fees billed by our external auditors in each of the last two fiscal years.

The Compensation Committee

The Compensation Committee is composed of Dr. Anthony F. Holler (Chair) and Todd R. Patrick.  All members are independent directors (determined in accordance with MI 52-110).  The Compensation Committee provides, on behalf of the Board, detailed review, oversight and approval of the our policies, practices and procedures relating to human resources to ensure ongoing, long-term development and deployment of high-caliber senior management resources. The committee: reviews the performance of the Chief Executive Officer and is responsible for succession planning for the Chief Executive Officer position; reviews compensation to ensure the relationship between senior management performance and compensation is appropriate and set with reference to competitive benchmarks, and monitors succession planning for senior management.

The Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is currently composed of Ian A. Webb (Chair) (non-independent), Dr. Anthony F. Holler (independent), Todd R. Patrick (independent), and Richard K. Bear (independent), the majority of whom are independent directors (determined in accordance with MI 52-110).  The committee: identifies and recommend candidates for election to the Board in consultation with the Chief Executive Officer, makes recommendations relating to the duties and membership of committees of the Board, advises the Board on all matters relating to corporate governance directorship practices, including the criteria for selecting directors, and policies relating to tenure and retirement of directors, recommends processes to evaluate the performance and contributions of individual directors and the Board as a whole and approve procedures designed to provide that adequate orientation and training are provided to new members of the Board, monitors the effectiveness of the committees of the Board and ensures that all of the required committees are put in place, assists management in establishing a succession plan for all senior officers, develops policies to govern our approach to corporate governance issues, and provides a forum for concerns of individual directors about matters not easily or readily discussed in a full Board meeting, reviews the size of the Board, its composition and its efficiency in order to make the necessary corrections in relation to our long-term needs and in accordance with our strategic development plan, and ensures that our policies on continuous disclosure and communications with analysts are updated as required and are provided to all new directors and management.

D.	Employees

As at 28 February 2010 we had 112 full time and part time employees and 1.5 consultant positions.  As at 31 December 2009, we had 115 full and part time employees on staff and 1.5 consultants.  As at 31 December 2008, we had 110 full and part time employees on staff and three consultants.  As at 31 December 2007, we had 105 full and part time employees on staff and three consultants.

Of the 115 full and part-time employees as at 31 December 2009, 114 employees worked out of our Vancouver location and one employee worked from a separate location in the United States.  Our 112 employees and 1.5 consultants as at 28 February 2010 are distributed among our operational groups as follows.  The research and development team consists of 27 employees, which have a core competency in immunoassay development.  Specialized engineers are employed to implement specific design requirements of the RAMP® system.  In this way we are committed to long-term development of the product.  The operations group consists of 61 employees and one consultant position and has experience developing and implementing operating systems and directing manufacturing operations for in vitro diagnostic medical device manufacturing firms.  The sales, marketing and business development group consists of 10 employees and has experience in bringing POC diagnostics products to market.  The administrative group, including the Chief Executive Officer, Chief Operating Officer and Vice President, Finance and Administration and Chief Financial Officer, consists of 14 employees and 0.5 consultants and has experience in the areas of finance, accounting, investor relations, public relations, human resources and strategic and operational planning.

E.	Share Ownership

The following table sets out details of our shares, options and warrants that are directly or indirectly held by directors and executive officers as at 28 February 2010 based on 254,674,708 common shares issued and outstanding on such date:

Name	Number of Common Shares	Percentage of Outstanding Common Shares	Number of Common Shares held under Options and Warrants	Exercice Price	Expiration Date
S. Wayne Kay	676,700	<1.0%	1,500,000 500,000 335,000(1) 2,335,000	$1.07 $0.12 $0.20	11 September 2012 2 December 2013 31 October 2011

Richard J. Bastiani, PhD	1,333,334	<1.0%	400,000 50,000 50,000 50,000 666,667(1) 1,216,667	$0.58 $0.88 $0.12 $0.115 $0.20	30 March 2011 4 December 2012 2 December 2013 10 December 2014 31 October 2011
Richard K. Bear	666,600	<1.0%	400,000 50,000 50,000 50,000 333,300(1) 883,300	$0.58 $0.88 $0.12 $0.115 $0.20	30 March 2011 4 December 2012 2 December 2013 10 December 2014 31 October 2011

Anthony F. Holler, MD	3,683,500	~1.45%	400,000 50,000 50,000 50,000 916,667(1) 1,466,667	$0.58 $0.88 $0.12 $0.115 $0.20	30 March 2011 4 December 2012 2 December 2013 10 December 2014 31 October 2011

Todd R. Patrick	1,828,997	<1.0%	400,000 50,000 50,000 50,000 335,000(1) 885,000	$0.58 $0.88 $0.12 $0.115 $0.20	30 March 2011 4 December 2012 2 December 2013 10 December 2014 31 October 2011

Ian A. Webb	94,700	<1.0%	400,000 50,000 50,000 50,000 550,000	$0.58 $0.88 $0.12 $0.115	30 March 2011 4 December 2012 2 December 2013 10 December 2014

Paul C. Harris, Ph.D.	228,000	<1.0%	125,000 87,500 87,500 100,000 400,000	$0.58 $0.52 $0.88 $0.12	7 March 2011 3 October 2011 4 December 2012 2 December 2013

Livleen Kaler	27,500	<1.0%	100,000 50,000 150,000 300,000	$0.88 $0.12 $0.15	3 April 2012 2 December 2013 19 June 2014

Duane A. Morris	333,334	<1.0%	1,000,000 250,000 166,667(1) 1,416,667	$0.66 $0.12 $0.20	2 February 2012 2 December 2013 31 October 2011

TOTAL	8,872,665	3.48%	9,453,301

1	Represents warrants to purchase common shares. All other entries represent options to purchase common shares

Stock Option Plan

On June 3, 2008 the Board approved the adoption of a new stock option plan (the “2008 Plan”) replacing the previous plan that was approved by our shareholders on May 3, 2005 (the “2005 Plan”).  The shareholders of our Company approved the 2008 Plan on June 3, 2008.  The 2008 Plan is attached at Exhibit 4.16.

The purpose of the 2008 Plan is to provide us with a share-related mechanism to attract, retain and motivate qualified executives, employees and consultants, to provide incentive to such individuals to contribute toward our long-term goals, and to encourage such individuals to acquire our shares as long-term investments.

The Compensation Committee shall, from time to time and in its sole discretion, determine those executives, employees and consultants, if any, to whom options are to be granted; provided, however, that no option may be granted to a consultant that is in the United States or that is a U.S. Person (as defined in the 2008 Stock Option Plan) unless such consultant is a U.S. Eligible Consultant.  A U.S. Eligible Consultant means a consultant that is a natural person that provides bona fide services to us, and said services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for our securities.

The number of shares issuable to any one option holder under the 2008 Plan, together with all of our other previously established or proposed share compensation arrangements, shall not exceed five percent of our total number of issued and outstanding common shares in the capital of Response Biomedical on a non-diluted basis.  The number of shares which may be issued to insiders under the 2008 Plan, together with all of our other previously established or proposed share compensation arrangements, in aggregate, shall not at any time exceed 10 percent of the Outstanding Issue.  Outstanding Issue means the number of shares that are outstanding (on a non-diluted basis) immediately prior to the share issuance or grant of option in question.  The number of shares which may be issuable under the 2008 Plan, together with all of our other previously established or proposed share compensation arrangements, within a one-year period:

o	To insiders in aggregate, shall not exceed 10 percent of the Outstanding Issue;

o	To any one option holder who is an insider and any associates of such insider, shall not exceed five percent of the Outstanding Issue; and

o	To any non-employee director, shall not exceed one percent of the Outstanding Issue.

For the purposes of this section, options issued pursuant to an entitlement granted prior to the option holder becoming an insider may be excluded in determining the number of shares issuable to insiders.

The number of shares which will be available for purchase pursuant to options granted pursuant to the 2008 Plan will not exceed 17,000,000 shares, less any shares issued upon the exercise of options to acquire shares granted under either our 1996 Stock Option Plan or our 2005 Plan.

Except as otherwise provided in the 2008 Plan, the grant date and the expiry date of an option shall be the dates fixed by the Committee at the time the option is granted and shall be set out in the option certificate issued in respect of such option.

Any option granted under the 2008 Plan to an option holder who is a citizen or resident of the United States (a “U.S. Option Holder”) within the meaning of the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), will be an incentive stock option (an “ISO”) within the meaning of Section 422 of the Code if so designated by us in the option certificate evidencing such option.  No provision of the 2008 Plan, as it may be applied to a U.S. Option Holder with respect to options, which are designated as ISOs, shall be construed so as to be inconsistent with any provision of Section 422 of the Code.  Grants of options to U.S. Option Holders, which are not designated as an ISO in the option certificate evidencing such option or otherwise do not qualify as ISOs, will be treated as non-statutory stock options for U.S. federal tax purposes.

Stock Options

The following table summarizes all of our outstanding stock options as at 31 March 2010.

Date of Grant	Number of Options	Exercise Price	Expiry Date
4-May-05	1,650	0.59	4-May-10
9-May-05	20,350	0.52	9-May-10
16-May-05	3,850	0.47	16-May-10
13-Jun-05	5,500	0.54	13-Jun-10
16-Jul-05	17,500	0.53	16-Jul-10
2-Aug-05	3,850	0.54	2-Aug-10
6-Sep-05	1,925	0.48	6-Sep-10
12-Sep-05	7,700	0.42	12-Sep-10
19-Oct-05	13,000	0.33	19-Oct-10
14-Nov-05	3,850	0.73	14-Nov-10
21-Nov-05	16,500	0.62	21-Nov-10
1-Dec-05	3,125	0.6	1-Dec-10
8-Mar-06	125,000	0.58	6-Mar-11
30-Mar-06	2,000,000	0.58	30-Mar-11
20-Apr-06	40,000	1.1	20-Apr-11

1-May-06	15,000	1.08	1-May-11
15-May-06	75,000	0.91	15-May-11
20-May-06	20,000	0.78	20-May-11
23-May-06	13,500	0.78	23-May-11
7-Jun-06	3,850	0.75	7-Jun-11
19-Jun-06	3,850	0.75	19-Jun-11
5-Jul-06	5,500	0.72	5-Jul-11
17-Jul-06	7,700	0.55	17-Jul-11
20-Jul-06	40,000	0.52	20-Jul-11
21-Jul-06	3,850	0.54	21-Jul-11

1-Aug-06	7,700	0.65	1-Aug-11
25-Aug-06	22,800	0.49	25-Aug-11
28-Aug-06	75,000	0.51	28-Aug-11
3-Oct-06	102,350	0.52	3-Oct-11
18-Jan-07	363,000	0.66	18-Jan-12
5-Feb-07	1,000,000	0.67	5-Feb-12
3-Apr-07	440,925	0.88	3-Apr-12
14-Jun-07	17,225	1.05	14-Jun-12
11-Sep-07	1,500,000	1.07	11-Sep-12
26-Sep-07	431,775	1.02	26-Sep-12
4-Dec-07	516,450	0.88	4-Dec-12
2-Apr-08	340,400	0.69	2-Apr-13
21-Apr-08	15,000	0.73	21-Apr-13
2-Dec-08	1,782,110	0.12	2-Dec-13
19-Jun-09	150,000	0.15	19-Jun-14
10-Dec-09	878,050	0.115	10-Dec-14
Total	10,094,835

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other person or entity.  The following table sets forth certain information concerning the beneficial ownership of our common shares as to each person known to us that is the beneficial owner of 5 percent or more of our outstanding shares as at 28 February 2010.

Title of Class	Identity of Person or Group	Number of Shares (1)		Percent of Class (2)
Common Shares	Beutel, Goodman & Company Ltd.	25,059,967	(3)	9.84%
Common Shares	3M Company	14,797,419	(4)	5.81%

(1)
Includes securities for which the person has or shares the underlying benefits of ownership, including the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities.

(2)	Percent of class is calculated by dividing the number of shares beneficially owned by the person, by the number of our common shares outstanding as at 31 March 2010, which was 254,674,708.

(3)	Based on information provided by an Officer of Beutel, Goodman & Company Ltd.

(4)	Based on the Schedule 13D report filed by 3M Company with the Securities and Exchange Commission on December 20, 2006

Our major shareholders do not have different voting rights than other shareholders.

As at 28 February 2010, we had 72 registered shareholders with addresses in the United States holding approximately 57,486,858 common shares or approximately 22.57 percent of the total number of issued and outstanding shares.  U.S. residents own 21,032,468 of the warrants outstanding as at 31 March 2010.  Residents of the United States may beneficially own common shares and warrants registered in the names of non-residents of the United States.

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

Indebtedness of Related Parties

None of our (a) affiliates, (b) associates, (c) shareholders with a significant influence over our Company (or close family members of such shareholders), (d) directors or executive officers or any of their close family members, or (e) any enterprise substantially owned by any person described in (c) or (d) have been indebted to us since 1 January 2009, or whose indebtedness to another entity has been the subject of a guarantee, support agreement or similar arrangement provided by us, during the three most recently completed fiscal years.

Other Transactions of Related Parties

None of our (a) affiliates, (b) associates, (c) shareholders with a significant influence over our Company (or close family members of such shareholders), (d) directors or executive officers or any of their close family members, or (e) any enterprise substantially owned by any person described in (c) or (d) have been involved in material transactions or proposed material transactions, or transactions that are unusual in their nature or conditions involving our Company since 1 January 2009, except as disclosed elsewhere in this report.

We retain Borden Ladner Gervais LLP, a law firm in which Ian A. Webb, a member of our Board of Directors, is a partner.   For the year ended 31 December 2009, we incurred legal fees payable to this law firm totaling $175,888 of which $135,011 was a share issuance cost directly related to the public offering in the year.  As at 31 December 2009, $3,500 remained outstanding and is included in the balance of accrued liabilities.

A consulting fee, in the amount of $250,000 was incurred for extraordinary services provided by Todd Patrick, a member of our Board of Directors, in relation to successfully negotiating the Roche Sales and Distribution Agreement in June 2008. This fee was also in recognition of unpaid, but significant services provided by Mr. Patrick in relation to negotiation of the 3M agreement, as well as several business development partnering initiatives and one merger and acquisition transaction that did not close.  This fee was paid to Mr. Patrick in June of 2009.

Effective 1 January 2008, non-management board members received an annual retainer of $12,000 and board of director meeting fees of $750 for local residents for local board of director meetings and $1,500 for non-local residents and meetings with no additional fees to be paid for committee meetings.  Fees were to be payable in cash quarterly beginning after our next financing. Due to the fact that we did not raise the desired amount of capital at the time of the October 2008 financing, this payment totaling $87,000 was paid to the board members in June of 2009 after the close of the May 2009 financing.  For the year ended 31 December 2009 fees totaling $84,000 were incurred of which $63,000 were paid during the year and $21,000 remained outstanding and are included in the balance of accrued liabilities

C.	Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

A.	Consolidated Statements and other Financial Information

Our audited consolidated financial statements, including our consolidated balance sheets, consolidated statements of loss and deficit, and consolidated statements of cash flows for the years ended 31 December 2009, 2008 and 2007, and the notes to those financial statements and the auditors’ report thereon, are included in this annual report under Item 17.

Export Sales

For our fiscal year ended 31 December 2009, we generated revenues from customers outside of Canada of $9,869,785 or 99.2 percent of total revenue of $9,946,269.  As our main geographic markets are outside our home country, it is expected that export sales will account for the majority of revenues from product sales in future years.

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

There have been no significant changes since 31 December 2009.

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

The following table sets forth the high and low sales prices of our common shares on the TSX and TSX Venture Exchange (as applicable), for (i) each of the last five full fiscal years, (ii) each full financial quarter in the last two full fiscal years and any subsequent period, and (iii) each of the most recent six months:

	Common Share Price Canadian Dollars (1)
	High	Low
Most Recent Six Months:
Month ended 28 February 2010	$0.205	$0.155
Month ended 31 January 2010	$0.225	$0.12
Month ended 31 December 2009	$0.13	$0.105
Month ended 30 November 2009	$0.155	$0.125
Month ended 31 October 2009	$0.155	$0.135
Month ended 30 September 2009	$0.175	$0.145

Financial Quarters for Last Two Fiscal Years and any Subsequent Period:
Year ended 31 December 2009:
Quarter ended 31 December 2009	$0.155	$0.105
Quarter ended 30 September 2009	$0.175	$0.12
Quarter ended 30 June 2009	$0.215	$0.125
Quarter ended 31 March 2009	$0.19	$0.10
Year ended 31 December 2008:
Quarter ended 31 December 2008	$0.28	$0.09
Quarter ended 30 September 2008	$0.54	$0.20
Quarter ended 30 June 2008	$0.82	$0.51
Quarter ended 31 March 2008	$0.81	$0.60

Last Five Full Fiscal Years:
Fiscal year ended 31 December 2009	$0.215	$0.10
Fiscal year ended 31 December 2008	$0.82	$0.09
Fiscal year ended 31 December 2007	$1.35	$0.60
Fiscal year ended 31 December 2006	$1.15	$0.47
Fiscal year ended 31 December 2005	$0.90	$0.29

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

The following table sets forth the high and low sales prices of our common shares on the OTCBB for (i) each of the last three full fiscal years when we were listed on the OTCBB, (ii) each full financial quarter in the last two full fiscal years and any subsequent period, and (iii) each of the most recent six months:

	Common Share Price U.S. Dollars (1)
	High	Low
Most Recent Six Months:
Month ended 28 February 2010	$0.19	$0.15
Month ended 31 January 2010	$0.21	$0.11
Month ended 31 December 2009	$0.13	$0.10
Month ended 30 November 2009	$0.15	$0.12
Month ended 31 October 2009	$0.16	$0.12
Month ended 30 September 2009	$0.18	$0.13

Financial Quarters for Last Two Fiscal Years and any Subsequent Period:
Year ended 31 December 2009:
Quarter ended 31 December 2009	$0.16	$0.10
Quarter ended 30 September 2009	$0.18	$0.13
Quarter ended 30 June 2009	$0.17	$0.10
Quarter ended 31 March 2009	$0.17	$0.07

Year ended 31 December 2008:
Quarter ended 31 December 2008	$0.26	$0.05
Quarter ended 30 September 2008	$0.62	$0.18
Quarter ended 30 June 2008	$0.79	$0.47
Quarter ended 31 March 2008	$0.82	$0.56

Last Five Full Fiscal Years:
Fiscal year ended 31 December 2009	$0.18	$0.17
Fiscal year ended 31 December 2008	$0.82	$0.05
Fiscal year ended 31 December 2007	$1.40	$0.45
Fiscal year ended 31 December 2006	$1.01	$0.45
Fiscal year ended 31 December 2005	$0.65	$0.25

Our authorized capital consists of an unlimited number of common shares without par value, of which 254,674,708 were issued and outstanding as of 28 February 2010.

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

We were incorporated under the predecessor to the Business Corporations Act on August 20, 1980 under number 214840.  We have no restrictions on our business imposed by the Business Corporations Act.  At a meeting of shareholders held on June 21, 2005, shareholders approved certain changes to our constating documents in connection with our transition under the new Business Corporations Act that came into force on March 29, 2004, replacing the predecessor legislation that governed us, including among other things, a new form of articles of association and an increase in our authorized share capital from 100,000,000 common shares to an unlimited number of common shares without par value. The new articles require that a special resolution of the holders of common shares (which is required for substantive changes to the rights attached to the common shares or the creation of any new class of shares) have a two-thirds rather than a three-quarters majority of the votes cast.  We are authorized to issue an unlimited number of common shares without par value, of which 254,674,708 common shares were issued and outstanding as of 28 February 2010.  We do not have preferred shares or other classes of shares authorized.

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

The following are material contracts to which our Company has been a party, other than contracts entered into in the ordinary course of business, since March 31, 2008:

•
Roche Sales and Supply Agreement between Roche and our Company dated 25 June 2008 that establishes the relationship in which Roche agrees to purchase and we agree to produce RAMP®-based products for the testing of cardiovascular diseases.  See Exhibit 4.6.*

•
Our stock option plan approved by the shareholders of our Company on 3 June 2008.  The purpose of the 2008 Plan is to provide us with a share-related mechanism to attract, retain and motivate qualified executives, employees and consultants, to incent such individuals to contribute toward our long-term goals, and to encourage such individuals to acquire our shares as long-term investments.  See Exhibit 4.1.

*
Confidential portions of these exhibits have been omitted and filed separately with the Securities and Exchange Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

D.	Exchange Controls

There is no governmental law, decree, regulation or other legislation in Canada that affects the export or import of capital, or the remittance of dividends, interest or other payments to non-resident holders of our common shares, other than withholding tax requirements. See “Item 10E – Canadian Federal Income Taxation” and “Certain United States Federal Income Tax Consequences.”

There is no limitation imposed by Canadian law or by our charter or other constituent documents on the right of a non-resident to hold or vote our common shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”).  The following discussion summarizes the principal features of the Investment Act for a non-Canadian who proposes to acquire common shares of our Company.  It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act contains two separate review processes.  Under the first process the Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in our common shares by a non-Canadian other than a “WTO Investor” (as defined in the Investment Act and which term includes entities which are nationals or are controlled by nationals of member states of the World Trade Organization) when we are not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment or acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was Canadian $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of our assets.  An investment in our common shares by a WTO Investor, or by a non-Canadian when we were controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment in 2010 to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, exceeds Canadian $299 million.  (This threshold will increase to Canadian $600 million upon the coming into force of recently passed regulations under the Investment Act.)  Under the second review process the minister responsible for the Investment Act can review any investment to acquire control of  us made by a non-Canadian if the minister believes that the investment may be injurious to national security.  Under this second process the minister has the ability to prevent an investment or order divestiture where the investment has already occurred. A non-Canadian would acquire control of us for the purposes of the Investment Act if the non-Canadian acquired a majority of our common shares.  The acquisition of less than a majority but one third or more of the common shares would be presumed to be an acquisition of control of us unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of common shares.

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

Canadian Federal Income Taxation

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person (an “Investor”) who acquires one or more of our common shares and who at all material times for the purposes of the Income Tax Act (Canada) (the “Canadian Act”) deals at arm’s length with us, holds all common shares solely as capital property, is a non-resident of Canada, and does not, and is not deemed to, use or hold any common share in the course of carrying on business in Canada.  It is assumed that the common shares will not at any time derive 50% or more of their fair market value from any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resources properties” (as those terms are defined under the Canadian Act), or options or rights in respect of such properties.

This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention (1980) (the “Treaty”) as amended.  This summary takes into account all specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the government of Canada to the date hereof and our understanding of the current published administrative and assessing practices of Canada Revenue Agency.  It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any other law or practice, although no assurances can be given in these respects.  Except to the extent otherwise expressly set out herein, this summary does not take into account any provincial, territorial or foreign income tax law or treaty.

This summary is not, and is not to be construed as, tax advice to any particular Investor.  Each prospective and current Investor is urged to obtain independent advice as to the Canadian income tax consequences of an investment in common shares applicable to the Investor’s particular circumstances.

An Investor generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Investor on a disposition of a common share.

Any dividend on a common share, including a stock dividend, paid or credited, or deemed to be paid or credited, by us to an Investor will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty.  Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a common share to an Investor who beneficially owns the dividend and is a resident of the United States for the purposes of the Treaty and entitled to the benefits thereunder will be reduced to: (i) 5% if the Investor is a company that owns, or is considered for purposes of the Treaty to own, at least 10% of our voting stock; or (ii) 15% in any other case.  We will be required to withhold any such tax from the dividend and remit the tax directly to the Canada Revenue Agency for the account of the Investor.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (j) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S. subject to Section 877 of the Code, (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners.  Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, U.S. federal alternative minimum tax or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal estate and gift, U.S. federal alternative minimum tax and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

If the Company is not considered a “passive foreign investment company” (a “PFIC”, as defined below) at any time during a U.S. Holder’s holding period, the following sections will generally describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the Company’s common shares.

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Company’s common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and, (b) thereafter, as gain from the sale or exchange of such common shares (see “Disposition of Common Shares” below).  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to common shares will constitute ordinary dividend income.  Dividends paid on common shares generally will not be eligible for the “dividends received deduction.”

For taxable years beginning before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met.  The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) common shares of the Company are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a PFIC for the taxable year during which the Company pays a dividend or for the preceding taxable year.  (See the section below under the heading "Passive Foreign Investment Company Rules").

If the Company is QFC, but a U.S. Holder otherwise fails to qualify for the preferential tax rate applicable to dividends discussed above, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the common shares sold or otherwise disposed of.  Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if common shares are held for more than one year.

Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of common shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as “foreign source.”

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a U.S. Holder in connection with the ownership of common shares, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  A U.S. Holder that receives foreign currency and converts such foreign currency into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss.  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) foreign income tax with respect to dividends paid on common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

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

Subject to specific rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax For Certain Payments

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders of common shares should consult with their own tax advisors regarding the requirements of filing information returns, and if applicable, any “mark-to-market election” or “QEF election” (each as defined below).

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, common shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS on a timely basis.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC (as defined below) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse tax consequences would apply to such U.S. Holder’s acquisition, ownership and disposition of common shares.

The Company generally will be a PFIC under Section 1297 of the Code if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets.  “Gross income” generally means all revenues less the cost of goods sold, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

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

The Company does not believe that it was a PFIC for the taxable year ended December 31, 2009.  However, the Company may have been a PFIC during prior years in which the Company did not have significant product sales revenues or contract service revenues.  The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this document.  Consequently, there can be no assurance regarding the Company’s PFIC status for any taxable year during which U.S. Holders hold common shares, and there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Under the default PFIC rules, a U.S. Holder would be required to treat any gain recognized upon a sale or disposition of our common shares as ordinary (rather than capital), and any resulting U.S. federal income tax may be increased by an interest charge which is not deductible by non-corporate U.S. Holders.  Rules similar to those applicable to dispositions will generally apply to distributions in respect of our common shares which exceed a certain threshold level.

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

Copies of the Company’s reports and other information, including this Annual Report and the exhibits thereto, as filed with the Securities and Exchange Commission can be obtained from www.sec.gov.  Copies of all documents filed with the securities commissions in Canada can be obtained from www.sedar.com.

I.	Subsidiary Information

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

We conduct a considerable amount of our business outside of Canada and many of our purchase and sales transactions in our fiscal year ended 31 December 2009 were made in U.S. dollars.  For this purpose, we maintain U.S. currency accounts for transactions in U.S. dollars.  Our business transactions gave rise to a foreign exchange loss of $104,427 in fiscal year 2009, a foreign exchange gain of $6,113 in fiscal year 2008, and a foreign exchange loss of $491,979 in fiscal year 2007.  We do not have any foreign currency hedging instruments in place.

As at December 31, 2009, a hypothetical 10% change (+/-) in the value of the U.S. dollar relative to the value of the Canadian dollar, based on the closing buying rate for cable transfers in foreign currencies as certified for customs purposes by the Bank of Canada on December 31, 2009, would have had a $Nil effect on our contractual obligations as reported in Item 5-F. Tabular Disclosure of Contractual Obligations”.

Item 12.  Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of the disclosure controls and procedures (as defined in Rule 13a-15(e) under the United States Securities Exchange Act of 1934, as amended) of the Company as at 31 December 2009.  Based upon the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as at 31 December 2009, our disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the United States Securities Exchange Act of 1934, as amended) for us.  Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of 31 December 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based upon their assessment, our management concluded that, as of 31 December 2009, our internal control over financial reporting was effective. Ernst & Young LLP has issued an attestation report on our internal control over financial reporting, which is included in our audited consolidated financial statements as at and for the years ended 31 December 2009 and 2008.

Attestation Report

The report immediately preceding our audited consolidated financial statements for the years ended 31 December 2009 and 2008 is incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting occurred during the fiscal year ended 31 December 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.  Audit Committee Financial Expert

Our Board of Directors has determined that Richard Bear qualifies as an “audit committee financial expert” as defined by Item 16A of Form 20-F.  Mr. Bear is chair of the audit committee and is a non-management director.  Mr. Bear is “independent” under the independence standards of the SEC.

Item 16B.  Code of Ethics

We have a Code of Ethics as described under Item 16B of Form 20-F, that applies to all employees, including the Chief Executive Officer and Vice President, Finance and Administration and Chief Financial Officer, to clearly address the guidance provided by the SEC in this area.  A copy of the code of ethics may be obtained free of charge, upon written request to our Corporate Secretary at 1781-75th Avenue West, Vancouver, B.C., Canada, V6P 6P2.

Item 16C.  Principal Accountant Fees and Services

The aggregate fees billed by our external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees (1)	Tax Fees (2)	All Other Fees (3)
2009 2008	$210,533 $209,369	$116,905 $140,264	$5,550 $7,215	$77,493 $Nil

(1)
Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees".  In 2009, includes $108,748 [2008 - $76,351] in fees related to assessing our compliance with the Sarbanes-Oxley Act.

(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees incurred in relation to the public offering in June 2009, recorded to share issue costs.

Before we engage our external auditors to render audit or non-audit services, the engagement is pre-approved by our audit committee.  Our audit committee reviews our external auditors’ engagements letters for audit and non-audit services.  All of the services provided by our external auditors during 2009 and 2008 were pre-approved by the audit committee in this manner.

Item 16D.  Exemptions From the Listing Standards For Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G Corporate Governance

Not applicable. Our common shares are quoted on the OTC Bulletin Board in the United States.

PART III

Item 17.  Financial Statements

We are filing with this annual report, pursuant to Item 17, audited consolidated financial statements of our Company, including the consolidated balance sheets, consolidated statements of loss and deficit and consolidated statements of cash flows, as at 31 December 2009 and 2008 and for the years ended 31 December 2009, 2008 and 2007, the notes to those statements and the auditors’ report thereon.

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

S. Wayne Kay	Livleen Kaler
Chief Executive Officer	Chief Financial Officer

Independent Auditors’ Report on Consolidated Financial Statements

To the Shareholders of

Response Biomedical Corporation

We have audited the consolidated balance sheets of Response Biomedical Corporation (the “Company”) as at December 31, 2009 and 2008, and the consolidated statements of loss, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2010 expressed an unqualified opinion thereon.

Vancouver, Canada
March 10, 2010	Chartered Accountants

Comments by Independent Auditors for United States Readers on

Canada-United States Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated March 10, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada
March 10, 2010	Chartered Accountants

Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of
Response Biomedical Corporation

We have audited Response Biomedical Corporation’s (the “Company”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included under Disclosure and Financial Reporting Controls in Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 10, 2010. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States) (cont’d)

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and its consolidated statements of loss, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2009 and our report dated March 10, 2010 expressed an unqualified opinion thereon.

Vancouver, Canada
March 10, 2010	Chartered Accountants

Consolidated Financial Statements

Response Biomedical Corporation
(Expressed in Canadian dollars)
December 31, 2009 and 2008

Response Biomedical Corporation
Incorporated under the law of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation and Going Concern Uncertainty]

(Expressed in Canadian dollars)

	December 31,	December 31,
	2009	2008
	$	$
		[note 3]

ASSETS
Current
Cash	5,073,471	2,254,652
Trade receivables, net [note 5]	2,059,635	991,540
Other receivables	45,996	60,476
Inventories [note 6]	2,185,160	2,411,329
Prepaid expenses and other	238,158	256,760
Total current assets	9,602,420	5,974,757
Long-term prepaids	1,329	200,729
Restricted investments [notes 4 and 8[iii]]	901,093	903,248
Property, plant and equipment [note 7]	10,845,786	12,201,876
Intangible assets [note 3]	113,568	114,297
	21,464,196	19,394,907

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable [note 5]	1,049,242	572,576
Accrued and other liabilities [note 11]	524,763	1,941,271
Lease inducements - current portion [note 8]	435,537	412,717
Deferred revenue - current portion [note 9]	594,349	101,405
Total current liabilities	2,603,891	3,027,969
Lease inducements [note 8]	9,123,132	9,558,668
Deferred revenue [note 9]	90,631	48,142
	11,817,654	12,634,779
Commitments and contingencies [note 13]
Shareholders’ equity
Share capital [note 10[b]]	89,084,660	80,107,580
Contributed surplus [note 10[b]]	11,262,192	7,809,327
Deficit	(90,700,310)	(81,156,779)
Total shareholders’ equity	9,646,542	6,760,128
	21,464,196	19,394,907
See accompanying notes

On behalf of the Board:

S. Wayne Kay	Richard K. Bear
Director	Director

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF LOSS,
COMPREHENSIVE LOSS AND DEFICIT

(Expressed in Canadian dollars)

Years ended December 31,	2009	2008	2007
	$	$	$

REVENUE
Product sales [note 14]	8,153,049	4,899,841	3,557,244
Cost of sales [note 10[d]]	7,933,704	5,227,156	3,201,626
Gross profit on product sales	219,345	(327,315)	355,618

Contract service fees and revenues from collaborative
research arrangements [note 14]	1,793,220	976,496	526,872
	2,012,565	649,181	882,490
EXPENSES
Research and development [note 10[d]]	5,635,692	6,776,691	7,167,758
General and administrative [notes 10[d] and 11]	3,299,042	4,451,224	5,029,195
Marketing and business development [note 10[d]]	1,668,220	2,425,673	2,457,621
	10,602,954	13,653,588	14,654,574

OTHER EXPENSES (INCOME)
Interest expense [note 8 [iii]]	857,731	785,790	851
Interest income	(9,016)	(119,905)	(359,543)
Gain on disposal of assets	-	(523)	(4,330)
Foreign exchange loss (gain)	104,427	(6,113)	491,979
	953,142	659,249	128,957
Loss and comprehensive loss for the year	(9,543,531)	(13,663,656)	(13,901,041)

Deficit, beginning of year	(81,156,779)	(67,493,123)	(53,592,082)
Deficit, end of year	(90,700,310)	(81,156,779)	(67,493,123)

Loss per common share - basic and diluted	(0.04)	(0.10)	(0.12)
Weighted average number of common shares
outstanding	222,093,926	140,675,971	120,509,268
See accompanying notes

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF CASH FLOW

(Expressed in Canadian dollars)

Years ended December 31,	2009	2008	2007
	$	$	$
		[note 3]	[note 3]

OPERATING ACTIVITIES
Loss for the year	(9,543,531)	(13,663,656)	(13,901,041)
Add (deduct) items not involving cash:
Amortization of property, plant and equipment [note 7]	1,437,493	1,109,448	258,028
Amortization of intangible assets [note 3]	14,633	69,698	80,320
Amortization of deferred lease inducements [note 8]	(168,939)	(135,749)	-
Gain on disposal of property, plant and equipment	-	(523)	(4,330)
Restricted investments	2,155	2,813	(903,509)
Stock-based compensation [note 10 [d]]	1,037,713	737,147	665,185
Amortization of deferred costs	-	10,176	10,200
Deferred lease inducements	-	95,784	718,380
Other non-cash items	44,793	-	-
Changes in non-cash working capital
Trade receivables	(1,068,095)	(248,916)	(174,417)
Other receivables	14,480	1,270,728	(200,457)
Inventories	226,169	(1,257,823)	35,605
Prepaid expenses and other	218,002	21,909	(111,362)
Accounts payable	463,936	(1,531,628)	(241,298)
Accrued and other liabilities	(1,416,509)	626,092	269,279
Deferred revenue	535,433	(56,933)	(9,682)
Foreign exchange	124,147	(91,339)	401,229
Cash used in operating activities	(8,078,120)	(13,042,772)	(13,107,870)

INVESTING ACTIVITIES
Short term investments	-	-	3,457,228
Purchase of property, plant and equipment	(113,464)	(7,130,662)	(1,903,224)
Purchase of intangible assets	(13,904)	(59,926)	(70,309)
Proceeds on disposal of property, plant and equipment	-	6,364	5,445
Cash used in investing activities	(127,368)	(7,184,224)	1,489,140

FINANCING ACTIVITIES
Repayable lease inducement received	-	5,825,180	932,942
Repayment of repayable lease inducement	(243,778)	(222,248)	-
Proceeds from issuance of common shares, and
warrants, net of share issue costs and prepaid subscriptions	11,392,232	8,613,416	13,553,902
Cash provided by financing activities	11,148,454	14,216,348	14,486,844

Effect of changes in foreign currency rates
on cash and cash equivalents	(124,147)	91,339	(401,229)

Increase (decrease) in cash during the year	2,942,966	(6,010,648)	2,868,114
Cash and cash equivalents, beginning of year	2,254,652	8,173,961	5,707,076
Cash and cash equivalents, end of year	5,073,471	2,254,652	8,173,961

Supplemental Disclosure
Interest paid in cash	823,002	785,790	-
Non-cash activity:
Non-repayable leasehold improvement allowance received	-	1,262,581	438,219
See accompanying notes

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
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

The RAMP System is a portable fluorescence immunoassay-based diagnostic technology that combines the performance of a clinical lab with the convenience of a dipstick test - establishing a new paradigm in diagnostic testing. Immunoassays are extremely sensitive and specific tests used to identify and measure small quantities of materials, such as proteins.  Any biological molecule and most inorganic materials can be targeted. Accordingly, the RAMP technology is applicable to multiple distinct market segments and many products within those segments.  RAMP tests are now commercially available for use in the early detection of heart attack, congestive heart failure, influenza A+B, the respiratory syncytial virus, environmental detection of West Nile Virus, and biodefence applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern.  The Company has incurred significant losses to date and as at December 31, 2009 had an accumulated deficit of $90,700,310 and has not generated positive cash flow from operations, accordingly, there is significant uncertainty about the Company’s ability to continue as a going concern.  Management has been able, thus far, to finance the operations through a series of debt and equity financings.

During the year ending December 31, 2009, the Company received net cash proceeds of $11,392,232 through the issuance of shares and warrants from a public offering. Management will continue, as appropriate, to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all.  In view of these conditions, the ability of the Company to continue as a going concern is dependent upon its ability to obtain such financing and, ultimately, on achieving profitable operations.  The outcome of these matters cannot be predicted at this time.  The consolidated financial statements for the period presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

1. BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY (cont’d)
The accompanying consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position at December 31, 2009 and its results of operations and its cash flows for the period then ended and for all such periods presented.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian GAAP.  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is detailed in Note 16.  A summary of the significant accounting policies is as follows:

Basis of consolidation

These consolidated financial statements include the accounts of Response Biomedical Corporation and its wholly-owned subsidiary, Response Biomedical Inc., an active U.S. company with nominal assets and liabilities and no operations of its own.

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Areas of significant estimates include stock-based compensation expense, the estimated life of property, plant and equipment, recoverability of long-lived assets, provisions for inventory obsolescence, multiple deliverable arrangements, valuation allowance on future income tax assets, provisions for sales returns and allowances, and allowance for bad debt.  Actual results could differ from those estimates.

Cash equivalents

Cash equivalents consist of investments having a maturity of 90 days or less at the time of acquisition.

Inventories

Raw materials inventory is carried at the lower of actual cost, determined on a first-in first-out basis, and replacement cost.  Finished goods and work in process inventories are carried at the lower of weighted average cost and net realizable value.  Cost of finished goods and work in process inventories includes direct materials, direct labour and applicable overhead.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
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
Manufacturing equipment                                           5 years
Manufacturing molds                                                  2 years
Leasehold improvements                                            Term of lease

Intangible assets

Intangible assets consist of certain computer software recorded at cost and amortized using the straight-line method over 2 years [Note 3].

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

Deferred lease inducements

Lease inducements arising from rent-free inducements, non-repayable leasehold improvement allowances and repayable leasehold improvement allowances received from the landlord are being amortized over the term of the lease on a straight-line basis.

Revenue recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant.  Sales are recorded net of discounts and sales returns.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured.  Upfront fees from collaborative research arrangements which are non-refundable, require the ongoing involvement of the Company and are directly linked to specific milestones are deferred and amortized into income as services are rendered.  Upfront fees from collaborative research arrangements which are non-refundable, require the ongoing involvement of the Company and are not directly linked to specific milestones are deferred and amortized into income on a straight-line basis over the term of ongoing development.  Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refundability period has lapsed.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Foreign currency translation

Monetary items denominated in foreign currencies, including those of the Company’s U.S. integrated subsidiary, are translated into Canadian dollars using exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates.  Revenue and expense items are translated at the average exchange rate for the period.  Foreign exchange gains and losses are included in the determination of loss for the year.

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

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation.  Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases.  Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in substantively enacted rates is included in earnings in the period that includes the substantive enactment date. Future income tax assets, net of a valuation allowance, are recorded in the consolidated financial statements if realization is considered more likely than not.

Stock-based compensation
The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in Note 10[c].

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

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Stock-based compensation (cont’d)

The Company estimates forfeitures in arriving at its stock option expense.  These estimates are based on a number of factors and assumptions which are reviewed annually.  Changes to these assumptions could result in additional stock-based compensation expense in the current and subsequent periods.

3. CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENT

CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3064 - “Goodwill and Intangible Assets”.   This section replaces existing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450,  “Research and Development”.  The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.

The impact of this change in accounting policy on prior periods is as follows:

Years ended December 31,	2008	2007
	$	$
Consolidated Balance Sheets

Decrease in property, plant and equipment	(114,297)	(124,070)
Increase in intangible assets	114,297	124,070

Consolidated Statement of Cash Flows

Decrease in acquisition of property, plant and equipment	(59,926)	(70,309)
Increase in acquistion of intangible assets	59,926	70,309

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

3. CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENT (cont’d)

CHANGES IN ACCOUNTING POLICIES (cont’d)

Goodwill and Intangible Assets (cont’d)

The following table outlines the restated amounts included in intangible assets:

		Accumulated	Net book
	Cost	Amortization	value
	$	$	$

December 31, 2009
Computer software	343,617	230,049	113,568

December 31, 2008
Computer software	329,713	215,416	114,297

December 31, 2007
Computer software	269,787	145,718	124,070

Amortization expense for the year ended December 31, 2009 amounted to $14,633 [2008 - $69,698; 2007 - 80,320].

As of December 31, 2009, $69,516 of the Company’s intangible assets are not yet in service and have not been amortized [2008 - $105,112; 2007 - $45,186].

Financial Instruments

The CICA issued Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation to enhance the disclosure requirements and carrying forward unchanged the presentation requirements pertaining to the nature and extent of risks arising from financial instruments and how those risks are managed.  These standards were adopted by the Company in 2008, with no impact on the recognition of measurement of the Company’s financial instruments.

In June 2009, the CICA issued amendments to Section 3862 – Financial Instruments – Disclosures to expand the disclosures required in respect of fair value measurements recognized in financial statements.  For the purpose of these expanded disclosures, a three-level hierarchy has been introduced as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices or indirectly (i.e. derived from prices);

Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

3. CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENT (cont’d)

CHANGES IN ACCOUNTING POLICIES (cont’d)

Financial Instruments (cont’d)

The adoption of the amendments to Section 3862 – Financial Instruments – Disclosures does not have a material effect on the Company for the year ended December 31, 2009 as the Company does not have significant financial instruments requiring fair value measurements other than cash.

RECENT ACCOUNTING PRONOUNCEMENT

International Financial Reporting Standards (“IFRS”)

In 2005, the Accounting Standards Board announced that Canadian Generally Accepted Accounting Principles are to be converged with IFRS.  On February 13, 2008 the CICA confirmed that the use of IFRS is required for fiscal years beginning on or after January 1, 2011, with appropriate comparative data from the prior year.

Under IFRS, there is significantly more disclosure required.  In addition, while IFRS uses a conceptual framework similar to Canadian GAAP, there are differences in accounting policies that must be addressed.

The Company is currently formulating and developing an implementation plan to comply with the new standards and its future reporting requirements.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

4. CAPITAL MANAGEMENT

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern so it may provide returns to shareholders and benefits to other stakeholders.  This is accomplished by pricing products and services commensurately with the Company’s strategies that attempt to maximize long-term profits and cash flows, and to obtain funding on terms that maximize shareholder value.  The Company monitors the debt to equity ratio, which it defines as total liabilities divided by shareholders’ equity as disclosed in the consolidated balance sheets.

The Company has three externally imposed capital requirements which are recorded as restricted investments in the long-term asset section of the consolidated balance sheets:

a)	To secure the facility lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit [Note 8[iii]].
b)	As security on a credit facility, the Company is required to hold a $27,500 investment deposit with the lending institution providing the capital.
c)	As security on services provided to the Company, the Company is required to hold a $2,500 investment deposit to the company providing these services.

The Company has not revised its capital management strategies during the year ended December 31, 2009.

5. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, trade receivables, other receivables, accounts payable and accrued and other liabilities the carrying amounts approximate fair values due to their short-term nature.

Under CICA Handbook Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  Held-for-trading financial instruments are initially measured at fair value and subsequent changes in fair value are recognized in net income.  Available-for-sale financial instruments are initially measured at fair value with subsequent changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.  Held-to-maturity investments are measured at amortized cost using the effective interest method with changes in amortized cost recorded to net income.  Loans and receivables and other financial liabilities are initially measured at amortized cost with subsequent changes in amortized cost recorded to net income.  Transaction costs (except for transaction costs related to held-for-trading financial statements which are expensed as incurred) are included in the carrying amounts of financial instruments as they are carried on the balance sheet.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS (cont’d)

The Company has classified its cash and cash equivalents as held-for-trading.  Restricted investments are classified as held-to-maturity.  Trade receivables and other receivables are classified as loans and receivables.  Accounts payable, accrued and other liabilities and repayable leasehold improvement allowance are classified as other financial liabilities.

Carrying value and fair value of financial assets and liabilities as at December 31, 2009 and December 31, 2008 are summarized as follows:

	December 31, 2009		December 31, 2008

	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Held-for-trading	5,073,471	5,073,471	2,254,652	2,254,652
Loans and receivables	2,105,631	2,105,631	1,052,016	1,052,016
Held-to-maturity	901,093	901,093	903,248	903,248
Other financial liabilities	8,922,397	8,922,397	10,106,017	10,106,017

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

Market Risk

Currency Risk

The Company is subject to foreign exchange risk as a significant portion of its revenues and expenditures are denominated in U.S. dollars.  Significant losses may occur due to significant balances of cash and cash equivalents held in U.S. dollars that may be affected negatively by a decline in the value of the U.S. dollar as compared to the Canadian dollar.  The Company mitigates foreign exchange risk by maintaining a U.S. dollar bank account for all U.S. revenues and expenditures, thereby minimizing currency exchange.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company’s exposure to interest rate risk is limited as its cash equivalents and restricted investments are short-term in nature.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS (cont’d)

Market Risk (cont’d)

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

As at December 31, 2009, four customers represent 77% [2008 - four customers represent 78%; 2007 – four customers represent 78%] of the trade receivables balance.  For the year ended December 31, 2009, five customers represent 77% [2008 - four customers represent 64%; 2007 – three customers represent 47%] of total product sales.  For the year ended December 31, 2009 three customers represent 100% [2008 - one customer represents 94%; 2007 - one customer represents 100%] of total service revenues.

The Company reviews the collectibility of its accounts receivable on a regular basis and establishes an allowance for doubtful accounts based on its best estimates of any potentially uncollectible accounts.  As at December 31, 2009, the balance of the Company’s allowance for doubtful accounts was $1,800 [2008 - $Nil; 2007 - $Nil].  The Company has good credit history with its customers and the amounts due from them are received as expected.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS (cont’d)

Pursuant to their respective terms, trade accounts receivables are aged as follows:

	December 31,	December 31,
	2009	2008
	$	$
Current	1,713,206	799,456
1-30 days past due	60,925	116,480
31-60 days past due	42,832	47,162
61-90 days past due	210,109	7,798
Over 90 days past due	34,363	20,644
	2,061,435	991,540
Allowance for doubtful accounts	(1,800)	-
	2,059,635	991,540

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company continuously monitors actual and forecasted cash flows to ensure, as far as possible, there is sufficient working capital to satisfy its operating requirements.

Pursuant to their respective terms, accounts payable are aged as follows:

	December 31,	December 31,
	2009	2008
	$	$
Current	771,253	553,801
1-30 days past due	259,728	14,377
31-60 days past due	599	3,844
61-90 days past due	7,922	371
Over 90 days past due	9,740	183
	1,049,242	572,576

6. INVENTORIES

	December 31,	December 31,
	2009	2008
	$	$
Raw materials	693,752	526,786
Work in process	811,371	437,284
Finished goods	680,037	1,447,259
	2,185,160	2,411,329

The carrying value of inventory as at December 31, 2009 includes a provision for lower of cost and net realizable value in the amount of $33,225 [2008 - $69,598; 2007- $Nil].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

7. PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

December 31, 2009
Office furniture and equipment	950,374	342,109	608,265
Office computer equipment	257,607	187,870	69,737
Laboratory furniture and equipment	568,132	489,337	78,795
Laboratory computer equipment	419,016	393,986	25,030
Computer software	38,325	37,605	720
Manufacturing equipment	2,109,096	644,779	1,464,317
Manufacturing molds	601,174	597,192	3,982
Leasehold improvements	9,769,669	1,174,729	8,594,940
	14,713,393	3,867,607	10,845,786

December 31, 2008
Office furniture and equipment	938,931	158,145	780,786
Office computer equipment	234,207	135,636	98,571
Laboratory furniture and equipment	580,288	462,444	117,844
Laboratory computer equipment	412,798	361,825	50,973
Computer software	37,309	37,309	-
Manufacturing equipment	2,078,052	356,517	1,721,535
Manufacturing molds	596,940	399,220	197,720
Leasehold improvements	9,753,465	519,018	9,234,447
	14,631,990	2,430,114	12,201,876

Amortization expense for the year ended December 31, 2009 amounted to $1,437,493 [2008 - $1,109,448; 2007 - 258,028].

Long-lived assets to be held and used by the Company are periodically reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.  For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present.  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized for the difference between the carrying value and the fair value.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

7. PROPERTY, PLANT AND EQUIPMENT (cont’d)

The following property, plant and equipment were not yet in service and hence not amortized:

	December 31,	December 31,
	2009	2008
	$	$

Office furniture and equipment	6,448	-
Computer hardware	-	136,254
Manufacturing equipment	107,847	1,149,965
Leasehold improvements	16,202	-
	130,497	1,286,219

8. LEASE INDUCEMENTS

During the year ended December 31, 2007 the Company entered into a 15 year facility lease agreement [Note 13[e][i]].  The agreement provides for lease inducements to be provided by the landlord to the Company.

		Accumulated	Net book
	Cost	reduction	value
	$	$	$

December 31, 2009
Rent-Free Inducement [i]	814,164	104,030	710,134
Non-Repayable Leasehold Improvement Allowance [ii]	1,700,800	200,657	1,500,143
Repayable Leasehold Improvement Allowance [iii]	7,814,418	466,026	7,348,392
	10,329,382	770,713	9,558,669

December 31, 2008
Rent-Free Inducement [i]	814,164	49,753	764,411
Non-Repayable Leasehold Improvement Allowance [ii]	1,700,800	85,996	1,614,804
Repayable Leasehold Improvement Allowance [iii]	7,814,418	222,248	7,592,170
	10,329,382	357,997	9,971,385

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

8. LEASE INDUCEMENTS (cont’d)

	December 31,	December 31,
	2009	2008
Summarized as to:	$	$
Current Portion
Rent-Free Inducement [i]	54,278	54,278
Non-Repayable Leasehold Improvement Allowance [ii]	114,661	114,661
Repayable Leasehold Improvement Allowance [iii]	266,598	243,778
Current Portion	435,537	412,717

Long-Term Portion
Rent-Free Inducement [i]	655,856	710,133
Non-Repayable Leasehold Improvement Allowance [ii]	1,385,482	1,500,144
Repayable Leasehold Improvement Allowance [iii]	7,081,794	7,348,391
Long-Term Portion	9,123,132	9,558,668

Total	9,558,669	9,971,385

The lease inducements disclosed on the consolidated balance sheets as a result of these benefits is comprised of the following:

[i]
In 2007, the Company negotiated a long-term facility lease agreement which included an eight and one half month rent-free period from May 17, 2007 to February 1, 2008.  The lease inducement benefit arising from the rent-free period is being amortized on a straight-line basis over the term of the operating lease as a reduction to rental expense.  Amortization expense for year ended December 31, 2009 amounted to $54,278 [2008 - $49,753].

[ii]
The Company received a non-repayable allowance for an amount of $1.7 million for expenditures related to general upgrades to the facility.  The lease inducement benefit arising from the non-repayable leasehold improvement allowance is being amortized on a straight-line basis over the balance of the term of the lease beginning April 1, 2008 as a reduction to rental expense.  Amortization expense for the year ended December 31, 2009 amounted to $114,661 [2008 - $85,996].

[iii]
The Company received a repayable leasehold improvement for an amount of $7.8 million used for additional improvements to the facility.  This lease inducement is being repaid over the term of the operating lease commencing February 1, 2008 at approximately $88,500 per month including interest calculated at an interest rate negotiated between the Company and the landlord.  Principal repayments for the year ended December 31, 2009 amounted to $243,778 [2008 - $222,248].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

8. LEASE INDUCEMENTS (cont’d)

Future principal repayments due to be paid are estimated as follows:

December 31,	$
2010	266,598
2011	297,449
2012	331,869
2013	370,272
2014	413,120
Thereafter	5,669,084
7,348,392

To secure the lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $870,610 collaterized by a term deposit with market value of $871,059 [2008 - $872,757; 2007 - $875,375], which is presented as part of restricted investments in the long-term asset section of the consolidated balance sheets.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

9. DEFERRED REVENUE

	December 31,	December 31,
	2009	2008
	$	$
Beginning balance:
Product sales	149,547	206,480
Additions:
Product sales	327,202	498,386
Contract service fees and revenues from
collaborative research arrangements	1,297,214	466,250
	1,773,963	1,171,116
Recognition of revenue:
Product sales	(169,322)	(555,319)
Contract service fees and revenues from
collaborative research arrangements	(919,661)	(466,250)
Ending balance:
Product sales	307,427	149,547
Contract service fees and revenues from
collaborative research arrangements	377,553	-
	684,980	149,547

Summarized as to:
Current Portion
Product sales	78,649	101,405
Contract service fees and revenues from
collaborative research arrangements	515,700	-
Current Portion	594,349	101,405

Long-Term Portion
Product sales	90,631	48,142
Long-Term Portion	90,631	48,142

Total	684,980	149,547

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS

[a]  Authorized - Unlimited common shares without par value.
[b]  Issued

	Issued and Outstanding		Contributed
	Number	Amount	Surplus
	#	$	$
Balance, December 31, 2007	129,977,631	71,393,556	7,172,788
Issued for cash:
Exercise of warrants [iii]	6,285,239	3,896,848	-
Exercise of stock options	72,470	37,321	-
Private placement, net of issue costs and fair
value of warrants [ii]	34,003,335	3,716,620	962,628
Issued for non-cash consideration:
Value of warrants exercised [iii]	-	1,039,578	(1,039,578)
Stock-based compensation related to
stock options exercised	-	23,657	(23,657)
Stock-based compensation	-	-	737,146
Balance, December 31, 2008	170,338,675	80,107,580	7,809,327
Issued for cash:
Public offering, net of issue costs	84,333,333	8,977,080	2,415,152
Stock-based compensation [note 10 [d]]	-	-	1,037,713
Balance, December 31, 2009	254,672,008	89,084,660	11,262,192

[i]
The Company closed a public offering on May 21, 2009 consisting of 84,333,333 units at a price of $0.15 per share, for total gross proceeds of $12,650,000 before share issuance costs of $1,257,768 for net proceeds of $11,392,232.

Each unit is comprised of one common share and one-half of one transferable common share purchase warrant for a total of 42,166,666 common share purchase warrants.  Each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.25 per share for a period of 24 months from the closing date.

In connection with the financings, the Company paid cash commissions of $742,588, legal and professional fees of $266,976 and other share issuance costs of $248,204.  In addition to this, the Company also issued 2,530,000 broker’s warrants with each warrant entitling the holder thereof to purchase one common share of the Company at a price of $0.25 per share for a period of 24 months from the closing date.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[i]	Issued (cont’d)

The fair value of the 44,696,666 common share purchase warrants issued was determined using the Black-Scholes option pricing model using the following assumptions:

Dividend yield	0%
Expected volatility	101%
Risk-free interest rate	0.92%
Expected life in years	2.00
Fair value per warrant	$0.06

The fair value of the warrants was calculated using the Black Scholes option pricing model and then subtracted from the gross proceeds received to determine the amount to be allocated to the shares.  Accordingly, share issue costs of $991,118 and $266,650 were allocated to share capital and contributed surplus proportional to the fair value of the shares and warrants, respectively.

[ii]
The Company closed a private placement on October 28, 2008 and October 31, 2008 consisting of 31,084,435 and 2,918,900 units, respectively, at a price of $0.15 per share, for total gross proceeds of $5,100,500.  Eachunit is comprised of one common share and one-half of one transferable common share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.20 per share for a period of 36 months from the closing date.

In connection with the financings, the Company paid cash commissions of $291,386 and legal and professional fees of $129,866 for total net proceeds of  $4,679,248, of which $3,716,620 was allocated to the common shares issued and $962,628 was allocated to contributed surplus to reflect the fair value of the common share purchase warrants.

The fair value of the 17,001,668 share purchase warrants issued was determined using the Black-Scholes option pricing model using the following assumptions:

	October 28, 2008 warrants	October 31, 2008 warrants
Dividend yield	0%	0%
Expected volatility	71%	71%
Risk-free interest rate	2.18%	2.11%
Expected life in years	3.00	3.00
Fair value per warrant	$0.06	$0.08

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

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[c]    Stock option plan

At the Annual General Meeting held June 3, 2008, the Company’s shareholders’ approved a new stock option plan (“2008 Plan”) to be compliant with the TSX (“Toronto Stock Exchange”) rules following the listing of the  Company’s shares on  the TSX  in December 2007. Of the 17,000,000 stock options authorized for grant under the 2008 Plan, 2,191,917 stock options are available for grant at December 31, 2009.
At December 31, 2009, the following stock options were outstanding:

Options outstanding				Options exercisable
December 31, 2009				December 31, 2009
Range of exercise price	Number of shares under option	Weighted average remaining contractual life	Weighted average exercise price	Number of options currently exercisable	Weighted average exercise price
$	#	(years)	$	#	$
0.10 – 0.19	2,987,900	4.23	0.12	194,185	0.12
0.30 – 0.39	13,000	0.80	0.33	13,000	0.33
0.40 – 0.49	47,775	1.35	0.48	30,625	0.47
0.50 – 0.59	2,442,750	1.27	0.57	1,245,802	0.57
0.60 – 0.69	1,909,075	2.30	0.67	322,857	0.67
0.70 – 0.79	71,050	1.68	0.76	43,452	0.76
0.80 – 0.89	1,056,900	2.55	0.88	279,227	0.88
0.90 – 0.99	75,000	1.37	0.91	37,500	0.91
1.00 – 1.10	2,127,875	2.67	1.06	565,721	1.06
0.10 – 1.10	10,731,325	2.69	0.59	2,732,369	0.69

The options expire at various dates from January 6, 2010 to December 10, 2014.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[c]   Stock option plan (cont’d)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of optioned	Weighted average
	common shares	exercise price
	#	$
Balance, December 31, 2007	10,578,375	0.75
Options granted	2,432,000	0.23
Options forfeited	(1,065,450)	0.67
Options expired	(1,139,860)	0.56
Options exercised	(72,470)	0.51
Balance, December 31, 2008	10,732,595	0.65
Options granted	1,046,050	0.12
Options forfeited	(28,886)	0.32
Options expired	(1,018,434)	0.72
Options exercised	-	-
Balance, December 31, 2009	10,731,325	0.59

The exercise price equaled the closing trading price of the common shares on the date preceding the date of grant for all options issued during the year ended December 31, 2009.

[d]	Stock-based compensation

For the year ended December 31, 2009, the Company recognized compensation expense of $1,037,713 [2008 - $724,450; 2007 - $594,664] as a result of stock options granted to officers, directors and employees, and $Nil [2008 - $12,697; 2007 - $70,521] as a result of stock options granted to consultants, with a corresponding credit to contributed surplus.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[d]	Stock-based compensation (cont’d)

The fair value of the stock options granted was determined using the Black Scholes option pricing model using the following weighted average assumptions:

	2009	2008	2007

Dividend yield	0%	0%	0%
Expected volatility	98%	78%	73%
Risk-free interest rate	1.24%	1.88%	4.12%
Expected life in years	3.35	3.00	3.92
Fair value per stock option	$0.09	$0.12	$0.49

The following table shows stock-based compensation allocated by type of cost:

	2009	2008	2007
	$	$	$

Cost of sales - products and services	55,523	50,322	31,582
Research and development	129,316	100,900	65,063
Marketing and business development	62,428	72,843	50,649
General and administrative	790,446	513,082	517,891
	1,037,713	737,147	665,185

On an annual basis, the Company reviews its forfeiture rates and revises the estimate if necessary.  For the year ended December 31, 2009, the Company revised the forfeiture rates for officers, directors and employees and, as a result, recorded additional stock based compensation expense of $289,000 [2008 – $Nil].

[e]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares were held in escrow.  At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange.  Previously, the escrow shares were to be released based on the Company’s cumulative cash flow.  Commencing March 2005, common shares held in escrow may be released upon request, in twelve tranches over a period of six years, with tranches released every six months.  Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares.  As at December 31, 2009, 660,000 common shares have been released from escrow leaving a balance of escrow shares of 165,000.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[f]	Common share purchase warrants

At December 31, 2009, the following common share purchase warrants are outstanding:

Issue Date	Number of common shares issuable	Exercise price $	Expiry date
October 28, 2008	15,542,218	$0.20	October 28, 2011
October 31, 2008	1,459,450	$0.20	October 31, 2011
May 21, 2009	44,696,666	$0.25	May 21, 2011
	61,698,334

Common share purchase warrant transactions are summarized as follows:

	Number of	Weighted average
	warrants	exercise price
	#	$
Balance, December 31, 2007	12,094,534	0.62
Warrants issued	17,001,668	0.20
Warrants exercised	(6,285,239)	0.62
Warrants expired	(5,809,295)	0.62
Balance, December 31, 2008	17,001,668	0.20
Warrants issued	44,696,666	0.25
Balance, December 31, 2009	61,698,334	0.24

11. RELATED PARTY TRANSACTIONS

The following expenses were incurred by the Company for services provided by directors or companies related to or under their control:

	2009	2008	2007
	$	$	$
General and administrative
Strategic consulting services [i]	-	250,000	250,000
Directors’ fees [ii]	84,000	87,000	-
Legal fees [iii]	175,888	29,477	41,456
	259,888	366,477	291,456

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

11. RELATED PARTY TRANSACTIONS (cont’d)

[i]
During June 2008 strategic consulting service fees in the amount of $250,000 were incurred by the Company for extraordinary services provided by a non-management member of the Board of Directors.  This amount was paid in June 30, 2009.  No such fees were incurred during the year ended December 31, 2009.

[ii]
For the year ended December 31, 2009, directors’ fees totaling $84,000 were incurred by the Company for routine services provided by non-management members of the Board of Directors [2008 - $87,000; 2007 - $Nil].  As at December 31, 2009, $21,000 remained outstanding and was included in the balance of accrued and other liabilities.  During the year the Company paid $150,000 to directors.

[iii]
The Company retains a law firm where a corporate partner is a non-management member of the Board of Directors.  For the year ended December 31, 2009, the Company incurred legal expenses from this law firm totaling $175,888 [2008 - $29,477; 2007 - $41,456] of which $135,011 was a share issuance cost directly related to the public offering in the year [Note 10[i]].  $3,500 remains outstanding and is included in the balance of accrued and other liabilities as at December 31, 2009.

All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

12.  INCOME TAXES

At December 31, 2009 the Company had approximately $46,383,000 of non-capital loss carry forwards, approximately $3,046,000 of federal investment tax credits and approximately $1,480,000 of provincial investment tax credits available to reduce taxable income and taxes payable for future years. These losses and investment tax credits expire as follows:

	Provincial investment	Federal investment	Non-capital loss
	tax credits	tax credits	carryforwards
	$	$	$
2010	239,000	-	3,163,000
2011	213,000	-	-
2012	129,000	-	-
2013	93,000	-	-
2014	20,000	-	4,101,000
2015	58,000	-	6,880,000
2016	142,000	-	-
2017	205,000	-	-
2018	198,000	151,000	-
2019	183,000	227,000	-
2020	-	430,000	-
2021	-	384,000	-
2022	-	233,000	-
2023	-	168,000	-
2024	-	36,000	-
2025	-	105,000	-
2026	-	256,000	7,669,000
2027	-	370,000	10,974,000
2028	-	357,000	4,107,000
2029	-	329,000	6,461,000
	1,480,000	3,046,000	43,355,000

In addition, the Company has unclaimed tax deductions of approximately $12,478,000 related to scientific research and experimental development expenditures available to carry forward indefinitely to reduce taxable income of future years and other deductible temporary differences of approximately $16,641,000.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

12. INCOME TAXES (cont’d)

Significant components of the Company’s future tax assets as of December 31, 2009 are shown below:

	2009	2008
	$	$
Future tax assets:
Book amortization in excees of tax capital cost allowance	1,078,000	742,000
Non-capital loss carryforwards	11,596,000	11,384,000
Research and development deductions and credits	6,874,000	7,061,000
Share issue costs	452,000	331,000
Unearned revenue	77,000	39,000
Unrealized foreign exchange	70,000	46,000
Free rent liability	178,000	199,000
Non-repayable lease inducements	375,000	-
Repayable lease inducements	1,837,000	420,000
Other	94,000	95,000
Total future tax assets	22,631,000	20,317,000
Valuation allowance	(22,631,000)	(20,317,000)
Net future tax assets	-	-

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization does not meet the requirements of "more likely than not" under the liability method of tax accounting. Accordingly, a valuation allowance has been recorded and no future tax assets have been recognized as at December 31, 2009 and 2008.

The reconciliation of income tax attributable to operations computed at the statutory tax rate to income tax expense (recovery), using a 30% [2008 - 31%; 2007 - 34%] statutory tax rate, at December 31, 2009 is:

	2009	2008	2007
	$	$	$
Income taxes (recovery) at statutory rates	(2,863,000)	(4,236,000)	(4,738,000)
Expenses not deductible for tax purposes	343,000	264,000	120,000
Non-capital losses for which no
benefit has been recognized	1,938,000	2,547,000	3,555,000
Other temporary differences for which no
benefit has been recognized	582,000	1,425,000	1,063,000
	-	-	-

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES

[a]	License agreements

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

Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee.  Effective January 1, 2006 the annual license fee increased to $1,000. These payments are accrued and expensed in the  year  incurred.    The  agreement  terminates  on   the  expiration date in 2016, or invalidity of the patents or upon bankruptcy or insolvency of the Company.  For the year ended December 31, 2009, the Company incurred an expense of $11,000 [2008 - $11,000; 2007 - $11,000] for royalty and license fees.

[ii]
The Company entered into a non-exclusive license agreement, effective July 2005, as amended June 2008, to use and sublicense certain technology (“Technology”) for one of the Company’s cardiac tests.  In consideration for these rights, the Company paid a non-refundable license issuance fee of $2,000,000 in the first two years after execution of the agreement and is required to pay quarterly royalties based on the greater of 8% of revenue generated from, or U.S. $1.30 per unit from the sale of, products that incorporate the Technology.  For the year ended December 31, 2009, the Company incurred an expense of $40,086 [2008 - $35,559; 2007 - $19,263] for royalty and license fees.

[b]      Indemnification of directors and officers

Under the Articles of the Company, applicable law and agreements with its directors and officers, the Company, in circumstances where the individual has acted legally, honestly and in good faith, may or is required to indemnify its directors and officers against certain losses.  The Company's liability in respect of the indemnities is not limited.  The maximum potential of the future payments is unlimited.  However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES (cont’d)

[c]	Indemnification of third parties

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.  The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay.  To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in these consolidated financial statements with respect to these indemnification obligations.

[d]	Supply agreement

The Company entered into a supply agreement, effective September 2003 for certain reagents for the Company’s RAMP West Nile Virus Test.  In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties equal to 10% of net revenue generated from the sale of the Company’s RAMP West Nile Virus Test.  The initial term of the agreement was three years from the effective date and is automatically renewed for successive periods of one year until either party terminates the Agreement.  For the year ended December 31, 2009, the Company incurred an expense of $75,600 [2008 – $64,588; 2007 - $44,845] for royalties to the supplier.

[e]	Lease agreements

[i]
The Company entered into a long-term agreement to lease a single tenant 46,000 square foot facility to house all of the Company’s operations beginning March 2008.  Rent is payable from February 1, 2008 to January 31, 2023.  The Company is required to pay the landlord total gross monthly payments of approximately $160,000, which is comprised of base rent, administrative and management fees, estimated property taxes and repayments of the repayable lease inducement [Note 8[iii]].

For the year ended December 31, 2009, 1,498,776 [2008 - $1,642,263; 2007 - $477,977] was incurred for expenses related to base rent, administrative and management fees, estimated property taxes, rent-free inducement and interest on repayments of the repayable lease inducement offset by amortization of both the rent-free inducement [Note 8[i]] and non-repayable leasehold improvement allowance [Note 8[ii]].

[ii]	The Company entered into a number of operating leases for administrative equipment.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES (cont’d)

[e]	Lease agreements (cont’d)

[iii]  The minimum annual cost of lease commitments is estimated as follows:

	Premise*	Equipment	Total
December 31, 2009	$	$	$
2010	1,923,296	30,240	1,953,536
2011	1,956,476	30,240	1,986,716
2012	1,991,390	7,560	1,998,950
2013	2,028,158	-	2,028,158
2014	2,066,905	-	2,066,905
Thereafter	18,429,772	-	18,429,772
	28,395,997	68,040	28,464,037

* Includes base rent, administrative and management fees, estimated property taxes and repayable lease inducement payments

[f]	Commitment to purchase equipment

As at December 31, 2009, the Company has outstanding purchase order commitments totaling $4,500 for capital purchases related to operating activities of the Company.

14. SEGMENTED INFORMATION

The Company operates primarily in one business segment, the research, development, commercialization and distribution of diagnostic technologies, with primarily all of its assets and operations located in Canada.  The Company’s revenues are generated from product sales primarily in the United States, Europe, Asia and Canada.  Expenses are primarily incurred from purchases made from suppliers in Canada and the United States.

For the year ended December 31, 2009, 100% of the Company’s contract service fees and revenues from collaborative research arrangements were generated from three customers [2008 – 100% from two customers; 2007 – 100% from one customer].

Contract service fees and revenues from collaborative research arrangements by geographic location were as follows:

	2009	2008	2007
	$	$	$
Europe	1,244,788	59,286	-
United States	548,432	917,210	526,872
Total	1,793,220	976,496	526,872

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

14. SEGMENTED INFORMATION (cont’d)

For the year ended December 31, 2009, $5,431,073 in product sales were generated from four customers [2008 - $3,110,944; 2007 - $2,347,529 from four customers].

Product sales by customer location were as follows:

	2009	2008	2007
	$	$	$
United States	3,752,552	2,371,357	1,078,737
Asia (Japan, China and Other)	3,047,731	1,314,621	1,267,473
Europe	801,629	508,579	623,126
Canada	76,484	663,507	394,891
Other	474,653	41,777	193,017
Total	8,153,049	4,899,841	3,557,244

Product sales by type of product were as follows:

	2009	2008	2007
	$	$	$
Clinical products	6,828,651	3,683,706	2,222,642
Vector products (West Nile Virus)	806,417	495,018	827,971
Bio-defense products	517,981	721,117	506,631
Total	8,153,049	4,899,841	3,557,244

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.

	2009	2008	2007
	$	$	$

Consolidated Statements of Loss

Loss for the year under Canadian GAAP	(9,543,531)	(13,663,656)	(13,901,041)

Excess of fair value over nominal value paid
for escrow shares released during the year [a]	(8,250)	(103,125)	(251,625)
Interest accretion on convertible debt	-	-	21,989
Amortization of deferred financing costs	-	-	(444)
Total loss and comprehensive loss
according to U.S. GAAP	(9,551,781)	(13,766,781)	(14,131,121)

Basic and diluted net loss per share
according to U.S. GAAP	$(0.04)	$(0.10)	$(0.12)

The following are the material measurement variations in accounting principles, practices and methods used in preparing these consolidated financial statements from those generally accepted in the United States.

	December 31, 2009		December 31, 2008
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Consolidated Balance Sheets

Contributed surplus	11,262,192	12,068,038	7,809,327	8,606,923
Deficit	(90,700,310)	(91,436,868)	(81,156,779)	(81,885,087)

[a]
Under U.S. GAAP for compensatory shares, the excess of the fair value of the shares in escrow over the nominal value paid will be recorded as services are performed.  During the year, 165,000 shares were released from escrow (2008 - 165,000; 2007 - 330,000) for a total of 660,000 shares released to date.  As at December 31, 2009, services for all compensatory shares have been performed and accordingly, $8,250 was recorded in the current year (2008 - $103,125; 2007 - $251,625).  No further differences will be recorded in future years unless additional escrow shares are issued.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)
[b]
For purposes of reconciliation to U.S. GAAP, the re-pricing of options is subject to variable plan accounting under APB 25, which can give rise to additional compensation expense.  Under FASB ASC Topic 718 such re-pricings are not subject to variable plan accounting.  In years prior to 2003, compensation expense of $442,846 resulted from the re-pricing of options.

[c]
Under US GAAP, effective January 1, 2007, the Company adopted the provisions of ASC 740-10-Income Taxes that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position.  ASC 740-10 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure.  In accordance with the provisions of ASC 740-10, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit.  The adoption of ASC 740-10 did not result in a material impact on the Company’s consolidated financial position or results of operations.

[d]	Accounts payable and accrued liabilities comprise:

Under Canadian GAAP, accounts payable and accrued liabilities are presented in the consolidated financial statements on an aggregate basis. U.S. GAAP requires that the accounts payable and accrued liabilities be presented in the consolidated financial statements as follows:

	December 31,	December 31,
	2009	2008
	$	$
Trade accounts payable	1,040,235	572,576
Employee-related accruals	9,312	874,139
Other accrued liabilities	524,458	1,067,132
	1,574,005	2,513,847

[e]	Stock-based compensation

Under U.S. GAAP, effective January 1, 2006, the Company adopted Financial Accounting Standards Board (‘FASB”) ASC Topic 718 - Compensation - Stock Compensation.  ASC Topic 718 requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to executive officers, directors, employees and consultants over the requisite service period, which can not be less than the term of vesting.  Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

[e]	Stock-based compensation (cont’d)

Pursuant to the provisions of ASC Topic 718, the Company applied the modified-prospective transition method.  Under this method, the fair value provisions of ASC Topic 718  is applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006.  Measurement and attribution of compensation costs for unvested awards at January 1, 2006, granted prior to the adoption of ASC Topic 718 are recognized based upon the provisions of FAS 123, after adjustment for estimated forfeitures as discussed below.

[f]	Adoption of new accounting pronouncements

Effective December 31, 2009 the Company adopted the provisions of FASB issued SFAS No. 168, The FASB Accounting Standards Codification ("Codification") and the Hierarchy of Generally Accepted Accounting Principles ("SFAS 168") - a replacement of FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles. Under the provisions of SFAS 168, the Codification will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The rules and interpretive releases of the SEC under authority federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of SFAS 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative.  The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

Effective December 31, 2009, the Company adopted the provisions of ASC 855-10 - Subsequent Events, to establish general standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued.  The adoption of ASC 855-10 did not have a material impact on the Company’s consolidated financial statements.

In June 2008, the FASB ratified the consensus reached by the EITF on ASC 815-40 - Derivatives and Hedging.  ASC 815-40 applies to any freestanding financial instrument or embedded feature that has all of the characteristics of a derivative or freestanding instrument that is potentially settled in an entity's own stock (with the exception of share-based payment awards within the scope of ASC 718.  To meet the definition of "indexed to own stock," an instrument's contingent exercise provisions must not be based on (a) an observable market, other than the market for the issuer's stock (if applicable), or (b) an observable index, other than an index calculated or measured solely by reference to the issuer's own operations, and the variables that could affect the settlement amount

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009
(Expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

[f]	Adoption of new accounting pronouncements (cont’d)

must be inputs to the fair value of a "fixed-for-fixed" forward or option on equity shares.  ASC 815-40 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.  The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

17. SUBSEQUENT EVENT

On February 1, 2010, the Company announced that they signed a second partner, Guangzhou Wondfo Biotech Co., Ltd. in China to sell the Company’s diagnostic products, expanding strategic presence in this important global market.

Item 19.  Exhibits
Exhibit		Name of Exhibit

Number

1.1	(1)	Notice of Articles dated 20 August 1980
1.2	(1)	Company Act Name Change dated 15 October 1991
1.3	(2)	Articles of the Company dated 21 June 2005
2.1	(1)	Escrow Agreement dated 29 July 2004
4.1	(5)	Alexandria New Facility Lease Agreement dated 24 April 2007
4.2	(5)	Alexandria – First Amendment to Lease Agreement dated 18 May 2007
4.3	(4)	Creation Technologies Supply Agreement dated 19 August 2005
4.4	(5)	Roche License Agreement – NT-proBNP dated 26 July 2005*
4.5	(5)	Roche License Agreement –Amendment 2 concluded 26 July 2005 – dated 24 June 2008*
4.6	(5)	Roche Sales and Supply Agreement dated 25 June 2008*
4.7	(5)	Shionogi Supply Agreement dated 12 May 2006
4.8	(5)	Shionogi Supply Agreement – Amendment 1dated 11 July 2008
4.9	(5)	3M Master Manufacturing and Supply Agreement dated 30 November 2006*
4.10	(3)	3M/Response Investment Agreement dated 30 November 2006
4.11	(5)	Contract – S. Wayne Kay, Chief Executive Officer
4.12	(5)	Contract – D. Morris, Chief Operating Officer
4.13		Contract – L. Kaler, Vice President Finance and Administration and Chief Financial Officer
4.14	(5)	Contract – Paul Harris, Vice President, Research and Development
4.15	(5)	Short Term Incentive Plan dated 18 March, 2008
4.16	(5)	2008 Stock Option Plan
4.17	(5)	Irrevocable Commercial Letter of Credit dated 1 May 2007
4.18	(5)	Form of Indemnification Agreement between Response Biomedical Corp. and applicable officers
4.19		Demand Operating Facility Agreement dated 26 April 2007 with Schedule A
4.20	(1)	1996 Stock Option Plan, as amended 21 June 2004
4.21	(4)	2005 Stock Option Plan as amended 22 June 2006
4.22	(5)	Agency Agreement Private Placement Financing dated 28 October 2008
4.23	(5)	Warrant Certificate – Othmar Iseli dated 28 October 2008
4.24	(5)	Warrant Certificates – various – dated 28 October 2008
4.25	(5)	Form of Non U.S. Subscription Agreement
4.26	(5)	Form of U.S. Subscription Agreement
4.27	(5)	Form of Non-Brokered Subscription Agreement
4.28		Underwriting Agreement Public Offering dated 7 May 2009
4.29		Executed Warrant Indenture dated 21 May 2009
4.30		Form of Warrants
4.31		Broker’s Warrant Certificates dated 21 May 2009
4.32		Form of U.S. Subscription Agreement
8.1		List of our subsidiaries
12.1		Section 302 Certification of Chief Executive Officer
12.2		Section 302 Certification of Chief Financial Officer
13.1		Section 906 Certification of Chief Executive Officer
13.2		Section 906 Certification of Chief Financial Officer
15.1		Audit Committee Charter
15.2		Consent of Auditor

*
Confidential portion of this exhibit has been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

(1)	Previously filed as an exhibit to, and incorporated herein by reference from, our Annual Report on Form 20-F for the year ended 31 December 2004, as filed on 2 May 2005.
(2)	Previously filed as an exhibit to, and incorporated herein by reference from, our Registration Statement on Form 20-F filed on 4 February 2004.
(3)	Previously filed as an exhibit to, and incorporated herein by reference from, our Report on Form 6-K filed on 19 December 2006.
(4)	Previously filed as an exhibit to, and incorporated herein by reference from, our Report on Form 6-K filed on 2 April 2008.
(5)	Previously filed as an exhibit to, and incorporated herein by reference from, our Annual Report of Form 20-F for the year ended 31 December 2008, as filed on 31 March 2009.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Response Biomedical Corp.

“S. Wayne Kay”
________________________________________
S. Wayne Kay
Chief Executive Officer

Date:  31 March 2010