Form 20-F
period 2010-12-31
RESPONSE BIOMEDICAL CORP
filed 2011-03-11
CIK 806888

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 20-F

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended 31 December 2010

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

As at 31 December 2010, the close of the period covered by the annual report, the number of common shares of the issuer outstanding was 38,950,262

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

Large Accelerated Filer [ ] Accelerated Filer [ ] Non-Accelerated Filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
[ ] U.S. GAAP [ ] International Financial Reporting Standards as issued by [X] Other the International Accounting Standards Board

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

The forward-looking statements in this annual report reflect management’s current views and expectations with respect to our business, strategies, services and products, future results and events, and financial performance. In general, all statements other than statements of historical fact, including future results of operations or financial position, made in this annual report should be considered forward looking. Our forward-looking statements are primarily located in the following sections of this annual report: “Item 3 – D. Risk Factors”, “Item 4 – Information on the Company”, and “Item 5 - Operating and Financial Review and Prospects”. In addition, the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “desire,” “goal,” “may,” “will,” variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements and their absence does not mean that the statement is not forward-looking. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which are unforeseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. Our actual results could differ materially from those anticipated in or implied by these forward-looking statements for many reasons, including, among others, the risks we face as described in the section entitled “Risk Factors” and elsewhere in this annual report.

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

The information set forth in this annual report is as of 31 December 2010 unless another date is indicated. All references to dollars ($) in this document are to Canadian funds, unless otherwise indicated.  On 31 December 2010, the exchange rate for conversion of U.S. dollars into Canadian dollars was U.S. $1.00 = Cdn. $0.995.  The exchange rate for conversion of U.S. dollars into Canadian dollars as at 31 January 2011 was U.S. $1.00 = Cdn. $1.002.  All exchange rates represent the closing rate of the Bank of Canada.

The following table sets forth the high and low rates of exchange of U.S. dollars into Canadian dollars for each month during the previous six months and the average of such exchange rates during the five most recent fiscal years ended 31 December 2010.  The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year or a period.

	Exchange Rate Canadian Dollar/U.S. Dollar
	High	Low
Month ended 31 December 2010	$1.022	$0.993
Month ended 30 November 2010	$1.029	$0.998
Month ended 31 October 2010	$1.037	$0.999
Month ended 30 September 2010	$1.060	$1.022
Month ended 31 August 2010	$1.067	$1.011
Month ended 31 July 2010	$1.068	$1.026
	Average
Fiscal year ended 31 December 2010	$1.030
Fiscal year ended 31 December 2009	$1.142
Fiscal year ended 31 December 2008	$1.066
Fiscal year ended 31 December 2007	$1.075
Fiscal year ended 31 December 2006	$1.134

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
ED (Emergency Department) – also known as Accident & Emergency (A&E), Emergency Room (ER), Emergency Ward (EW), or Casualty Department is a medical treatment facility, specializing in acute care of patients who present without prior appointment, either by their own means or by ambulance. The emergency department is usually found in a hospital or other primary care center.

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
RSV (Respiratory Syncytial Virus) – a virus that causes respiratory tract infections. It is the major cause of lower respiratory tract infection and hospital visits during infancy and childhood.

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

RESPONSE BIOMEDICAL CORP.

FORM 20-F

FOR THE FISCAL YEAR ENDED 31 DECEMBER 2010

PART 1

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A.	Selected Financial Data

The following table sets forth the selected consolidated financial data for our five most recent fiscal years ended 31 December 2010.  This data has been derived from our audited consolidated financial statements.  Our audited consolidated financial statements included with this annual report have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which conform to United States generally accepted accounting principles (“U.S. GAAP”) except as disclosed in Note 17 thereto.  The following financial data should be read in conjunction with our consolidated financial statements and notes thereto and “Item 5 – Operating and Financial Review and Prospects”.

The following financial data is expressed in Canadian dollars.  The exchange rate for conversion from U.S. to Canadian dollars is provided above, under the heading “Terms of Reference and Exchange Rates”.

	Years ended 31 December
Statement of Loss Data	2010	2009	2008	2007	2006
REVENUE
Product Sales	$7,254,761	$8,153,049	$4,899,841	$3,557,244	$3,786,337
Contract Service & Research Revenue	$356,066	$1,793,220	$976,496	$526,872	$633,721
Loss from Operations, CDN GAAP	($8,734,660)	($8,590,389)	($13,004,407)	($13,772,084)	($9,427,897)
LOSS, CDN GAAP	($9,611,376)	($9,543,531)	($13,663,656)	($13,901,041)	($9,328,167)
Basic and Diluted Loss from operations per common share, CDN GAAP	($0.31)	($0.43)	($0.97)	($1.15)	($1.02)
Basic and Diluted Loss per common share, CDN GAAP	($0.31)	($0.43)	($0.97)	($1.15)	($1.02)
Weighted average number of common shares outstanding, CDN GAAP	31,173,823	22,209,392	14,067,597	12,050,926	9,106,020

Loss from Operations, U.S. GAAP	($8,734,660)	(8,598,639)	($13,107,532)	($14,023,709)	($9,405,908)
LOSS, U.S. GAAP	($9,611,376)	(9,551,781)	($13,766,781)	($14,152,666)	($9,306,622)
Basic and Diluted Loss from operations per common share, U.S. GAAP	($0.31)	($0.43)	($0.98)	($1.17)	($1.02)
Basic & Diluted Loss per common share, U.S. GAAP	($0.31)	($0.43)	($0.98)	($1.17)	($1.02)
Weighted average number of common shares outstanding, U.S. GAAP	31,173,823	22,209,392	14,067,597	12,050,926	9,106,020
Weighted average number of common shares outstanding, U.S. GAAP	31,173,823	22,209,392	14,067,597	12,050,926	9,106,020

BALANCE SHEET DATA	2010	2009	2008	2007	2006
Total Assets:
CDN & U.S. GAAP	$20,100,990	$21,464,196	$19,394,907	$17,938,351	$12,966,931
Net Assets:
CDN GAAP	$8,524,610	$9,646,542	$6,760,128	$11,073,221	$10,755,176
U.S. GAAP	$8,593,898	$9,715,830	$6,829,416	$11,142,779	$10,755,176

Share Capital:
CDN & U.S. GAAP	$97,014,620	$89,084,660	$80,107,580	$71,393,556	$56,868,133
Number of shares outstanding as at year end	38,950,262	254,672,008	170,338,675	129,977,631	113,464,862

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Company

We may need to raise additional capital to fund operations.  If we are unsuccessful in attracting capital to our Company, we will not be able to continue operations or will be forced to sell assets to do so.  Alternatively, capital may not be available to our Company on favorable terms, or at all.  If available, financing terms may lead to significant dilution to the shareholders’ equity in our Company.

We are not profitable and have negative cash flow from operations.  Based on our current cash resources, expected cash burn, and anticipated revenues, we expect that we can maintain operations until early 2012. We may need to raise additional capital to fund our operations. We have relied primarily on debt and equity financings to fund our operations and commercialize our products.  Additional capital may not be available, at such times or in amounts as needed by us.  Even if capital is available, it might be on adverse terms.  Any additional equity financing will be dilutive to our shareholders.  If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail one or more product development programs, attempt to obtain funds through collaborative partners or others that may require us to relinquish rights to certain technologies or product candidates, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

Our inability to generate sufficient cash flows may result in our Company not being able to continue as a going concern.

We have incurred significant losses to date.  As at 31 December 2010, we had an accumulated deficit of $100,311,686 and had not generated positive cash flow from operations.  Accordingly, there is significant uncertainty about our ability to continue as a going concern.  We will seek additional financing to support our continued operation; however, there are no assurances that any such financing can be obtained on favorable terms, if at all. In view of these conditions, our ability to continue as a going concern is dependent upon our ability to obtain such financing and, ultimately, on achieving profitable operations.  The outcome of these matters cannot be predicted at this time. The consolidated financial statements for the year ended 31 December 2010 do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should we be unable to continue in business. Such adjustments could be substantial.

We have incurred substantial operating losses to date.  We expect these losses to continue for the near future.  If we are unable to generate sufficient revenue, positive cash flow or earnings, or raise sufficient capital to maintain operations, we may not be able to continue operating our business and be forced to sell our Company or liquidate our assets.

We have evolved from a pure development company to a commercial enterprise but to date have realized minimal operating revenues from product sales.  As of 31 December 2010, we have incurred cumulative losses since inception of $100,311,686.  For the fiscal years ending 31 December 2010, 2009 and  2008, we incurred losses of $9,611,376, $9,543,531 and $13,663,656, respectively.  We are currently not profitable and expect operating losses to continue.  Generating revenues and profits will depend significantly on our ability to successfully develop, commercialize, manufacture and market our products.  The time necessary to achieve market success for any individual product is uncertain.  No assurance can be given that product development efforts will be successful, that required regulatory approvals can be obtained on a timely basis, if at all, or that approved products can be successfully manufactured or marketed.  Consequently, we cannot assure that we will ever generate significant revenue or achieve or sustain profitability.  As well, there can be no assurance that the costs and time required to complete commercialization will not exceed current estimates.  We may also encounter difficulties or problems relating to research, development, manufacturing, distribution and marketing of our products.  In the event that we are unable to generate adequate revenues, cash flow or earnings, to support our operations, or we are unable to raise sufficient capital to do so, we may be forced to cease operations and either sell our business or liquidate our assets.

Current and future conditions in the global economy may have a material adverse effect on our business prospects, financial condition and results of operations.

During the second half of fiscal year 2008, the global financial crisis, particularly affecting the credit and equity markets, accelerated and the global recession deepened, with an exceptionally weak global economy in 2009 and 2010. Though we cannot predict the extent, timing or ramifications of the global financial crisis and the global recession in 2011, we believe that the current downturn in the world’s major economies and the constraints in the credit markets have heightened or could heighten a number of material risks to our business, results of operations, cash flows and financial condition, as well as our future prospects, including the following:

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

We anticipate growth in the scope of the operating and financial systems and the geographic area of operations as new products are developed and commercialized.  This growth will result in increases in responsibilities for both existing and new management personnel.  Managing growth effectively will require us to continue to implement and improve operational, financial and management information systems, and to successfully attract, hire on favorable terms, develop, motivate and manage employees.  This growth may require additional locations and new capital equipment.  If we are unable to successfully manage our expansion, we may experience an inability to take advantage of new sales opportunities, poor employee morale, an inability to attract new employees and management, an inability to generate adequate financial and other relevant reports, poor quality control and customer service and difficulty managing our operating expenses and working capital.  As a consequence, we may find ourselves unable to compete effectively in the market place with our products leading to loss of revenue and poor operational performance, including sustained losses.

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

Manufacturing and quality problems have arisen and may arise in the future as we attempt to scale-up our manufacturing capacity and implement automated and semi-automated manufacturing methods.  We rely on third parties for the manufacture of much of our automated and semi-automated manufacturing equipment.  Consequently, implementation of automated and semi-automated manufacturing methods may not be achieved in a timely manner or at a commercially reasonable cost, or at all.  In addition, we continue to make investments to improve our manufacturing processes and to design, develop and purchase manufacturing equipment that may not yield the improvements that we expect.  Unanticipated acceleration and deceleration of customer demand for our products has resulted, and may continue to result, in inefficiencies or constraints related to our manufacturing, which has harmed and may in the future harm our gross margins and overall financial results.  Such inefficiencies or constraints may also result in delays, lost potential product sales or loss of current or potential customers due to their dissatisfaction.

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

All of our test kits (“Kits”) are currently produced in-house and our portable fluorescence readers (“Readers”) are manufactured and supplied to us under contract.  We have qualified a local contract manufacturer for the Readers, see “Operations and Manufacturing”.  To meet the projected demand for our products, we will require additional equipment to scale up our manufacturing processes.  Some of this equipment will require customization that may increase the lead-time from the supplier.  If demand for our products significantly exceeds forecast, or if the third party manufacturers of Readers or manufacturing equipment are unable to deliver to us on schedule, we may not be able to meet customer requirements.

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

We expect to achieve commercialization of our infectious diseases products and cardiovascular products through partnering with multinational companies with global reach and resources.  Our ability to establish, maintain and enforce such arrangements is uncertain given the stage to which our business has developed and our resources.  We will rely heavily on our alliance partners to comply with any agreement struck and to be successful in the fulfillment of their obligations including, for example, obligations relating to clinical and regulatory matters, and relating to sales, marketing and distribution.  We may have limited or no control on our alliance partners in the pursuit of their obligations.  Their failure to successfully carry out their obligations or our failure to establish, maintain or enforce such arrangements could have a material negative effect on our business.

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

We may be held liable or incur costs to settle liability claims if any of the products we sell cause injury or are found unsuitable.  Although we currently maintain product liability insurance, we cannot be assured that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, if at all.  A product liability claim could result in liability to us greater than our total assets or insurance coverage.  Moreover, product liability claims could have an adverse impact on our business even if we have adequate insurance coverage.

Compliance with changing regulations and standards for accounting, corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, new SEC and BC Securities Commission regulations, and Toronto Stock Exchange (“TSX”) rules, are creating additional complexities and expenses for companies such as ours. In 2005, the Accounting Standards Board announced that Canadian GAAP is to be converged with International Financial Reporting Standards “(IFRS)”.  On February 13 2008, the CICA confirmed that the use of IFRS is required for fiscal years beginning on or after January 1, 2011.  According to Section 4.1 of National Instrument 52-107, which governs GAAP requirements in Canada, SEC issuers may use U.S. GAAP.  The Company satisfies the definition of an SEC issuer and consequently will convert its primary basis of accounting from Canadian GAAP to U.S. GAAP as of January 1, 2011.  We will make every effort to convert our statements in time to comply with the new standard but we cannot make a guarantee that our efforts will be successful.  Also, if the SEC determines at some point in 2011 to incorporate IFRS into the U.S. domestic reporting system, the first time U.S. issuers would report under that system would be approximately 2015 or 2016.   Transitioning to IFRS is likely to impact how management communicates with investors, as well as how some companies conduct business with customers and vendors.  The new financial reporting regime will affect internal operations and the transition will require sophisticated planning due to the many interrelated changes it will entail within the Company.  The eventual conversion to IFRS will add complexity and costs to our business and require a significant investment of our time and resources to complete.  Additionally, we will make every effort to ensure the effectiveness of our internal controls each year, but there is no guarantee that our efforts to do so will be successful. To maintain high standards of corporate governance and public disclosure, we intend to invest all reasonably necessary resources to comply with all other evolving standards.  These investments may result in increased general and administrative expenses and a diversion of management time and attention from strategic revenue generating and cost management activities.  If we fail to maintain effective internal controls and procedures for financial reporting, or the SEC requirements applicable to these, we could be unable to provide timely and accurate financial information and therefore be subject to investigation by the SEC, and civil or criminal sanctions.  Additionally, ineffective internal control over financial reporting would place us at increased risk of fraud or misuse of corporate assets and could cause our stockholders, lenders, suppliers and others to lose confidence in the accuracy or completeness of our financial reports.

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

As we operate in the biomedical industry, some of our products are subject to a wide variety of government regulation (federal, state and municipal) both within the United States and in other international jurisdictions.  See “Point-of-Care (POC) Clinical Diagnostics – Regulatory Approval”.  For example, the FDA and comparable regulatory agencies in other countries impose substantial pre-market approval requirements on the introduction of medical products through lengthy and detailed clinical testing programs and other costly and time consuming procedures.  Satisfaction of these requirements is expensive and can take a long period of time depending upon the type, complexity and novelty of the product.  All medical devices manufactured for sale in the United States, regardless of country of origin, must be manufactured in accordance with Good Manufacturing Practices specified in regulations under the Federal Food, Drug, and Cosmetic Act.  These practices control the product design process as well as every phase of production from incoming receipt of raw materials, components and subassemblies to product labeling, tracing of consignees after distribution and follow-up and reporting of complaint information.  Both before and after a product is commercialized, we have ongoing responsibilities under the regulations of the FDA and other agencies.  Noncompliance with applicable laws and the requirements of the FDA and other agencies can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of marketing clearances or approvals, and criminal prosecution.  The FDA has the authority to request recall, repair, replacement or refund of the cost of any device manufactured or distributed by us.  The FDA also administers certain controls over the import and export of medical devices to and from the United States, respectively.

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

During 2010, 0.7% of our total revenue was generated from within Canada, 64.6% from Asia, 15.7% from the United States, 12.4% from Europe, and approximately 6.6% from other countries.  There are various operational and financial risks associated with such international activity.  We may face difficulties and risks in our international business, including changing economic or political conditions, export restrictions, currency risks, export controls relating to technology, compliance with existing and changing regulatory requirements, tariffs and other trade barriers, longer payment cycles, problems in collecting accounts receivable, reimbursement levels, reduced protection for intellectual property, potentially adverse tax consequences, limits on repatriation of earnings, the burdens of complying with a wide variety of foreign laws, nationalization, war, insurrection, terrorism and other political risks and factors beyond our control.  As a consequence, these potential international risks may prevent us from selling our products in certain jurisdictions, may make it very difficult or even impossible to collect on accounts receivable or may impose a variety of additional expenses on our business such that we cannot sell our products at a profit.  For international sales, we price and invoice our products primarily in U.S. dollars and consequently incur a U.S./Canadian foreign exchange risk.  We also expect that there may be a greater requirement in the future for sales to European customers to be priced and invoiced in Euros.  Any significant adverse change in currency exchange rates may negatively impact our profit margins such that we may not be able to generate positive cash flow or earnings from our operations.  To date, we have not made any provision for a currency-hedging program.  We periodically evaluate options to mitigate our exposure to currency fluctuations, but there can be no assurance that we will be able to do so.

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

We believe our primary current competitors in the POC cardiovascular diagnostics market are:  Biosite Incorporated (“Biosite”) who entered into a merger agreement with Alere Inc. (“Alere”) in 2007; Abbott Point of Care Inc. (“Abbott”); and Dade Behring, Inc. (“Dade”).  Biosite and Abbott have quantitative POC systems, and Dade produces a small quantitative bench-top system, for the detection of some cardiac markers.  These three companies are currently marketing and selling their products in the cardiovascular testing market in which we compete, see “POC Clinical Diagnostics Market, Competition”.

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

The market for immunoassay-based diagnostic testing is rapidly changing as a result of recent consolidation in the industry.  Within the past 60 months, Siemens acquired Bayer Diagnostics, Diagnostic Products Corp. and Dade; and Biosite entered into a merger agreement with Alere.  In the past three years there have been many acquisitions in the medical diagnostics market including several by Alere, helping the company expand its presence in the market for rapid diagnostic tests used in hospitals and doctors' offices. Siemens and Alere both have significant existing businesses in diagnostics and/or related markets for healthcare equipment and services.  Given the period of time since the announcement of these transactions, it is unclear how these completed and proposed acquisitions will impact the competitive landscape for our products or for hospital-based diagnostic testing in general.  However, because these competitors sell a broad range of product offerings to our prospective hospital customers and because of the substantially greater financial resources and more established marketing, sales and service organizations that they each have, we believe there is greater risk that these new consolidated competitors may offer discounts as a competitive tactic or may hold other competitive advantages as a result of their ability to sell a broader menu of important hospital infrastructure equipment and information systems on a combined or bundled basis.

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

As of 31 January 2011, we had outstanding stock options to purchase an aggregate of 803,388 shares, at exercise prices between $0.41 and $11.00 and warrants to purchase an aggregate of 6,020,322 shares, at a weighted average exercise price of $2.36, which in total represents 15% of our fully diluted outstanding share capitalization at that date.  To the extent that these outstanding options and warrants are exercised, considerable dilution to the interests of our shareholders will occur.

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

We may cease to be a foreign private issuer, which would subject us to increased regulatory requirements under U.S. securities laws and would subject our affiliates to the beneficial ownership reporting, short-swing trading and other requirements of Section 16 of the U.S. Securities Exchange Act.

We currently qualify as a foreign private issuer, as defined by the U.S. Securities and Exchange Commission ("SEC").  As a foreign private issuer, we are permitted by the SEC to file an annual report on Form 20-F and copies of certain home country materials on Form 6-K in lieu of filing annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K; we are exempt from SEC proxy statement requirements and certain SEC tender offer requirements; we are permitted to sell securities outside the United States without resale restrictions under the U.S. Securities Act; U.S. holders of our restricted securities may resell such securities to persons outside the United States who receive such securities without resale restrictions under the U.S. Securities Act and our affiliates are exempt from Section 16 of the U.S. Exchange Act.

We will cease to be a foreign private issuer and cease to be eligible for the foregoing exemptions and privileges if, on the last business day of June 2011, or on the last business day of any subsequent second fiscal quarter:

•	A majority of our voting securities are beneficially owned by U.S. residents, and
•
Any one of the following:  (i) a majority of our directors are U.S. citizens or residents, (ii) a majority of our executive officers are U.S. citizens or residents, (iii) a majority of our assets are located in the United States, or (iv) our business is principally administered in the United States.

As of February 28, 2011, a majority of our directors and a majority of our officers were U.S. citizens or residents and a single U.S. resident owned 37.4% of our outstanding voting securities.  We are unable to assure you that we will continue to qualify as a foreign private issuer as of the end of June 2011.  If we fail to qualify as a foreign private issuer as of the end of June 2011, then the SEC will consider us a domestic issuer that is subject to the same requirements as a U.S. public company, and we would expect the foregoing exemptions and privileges to cease to be available to us and our securityholders effective January 1, 2012.  We expect that any loss of our status as a foreign private issuer would have an adverse effect on our ability to raise funds through the sale of securities, on the cost of our compliance with U.S. securities law requirements and on the ability of U.S. holders of our restricted securities to resell such securities outside the United States.  In addition, our affiliates would become subject to the beneficial ownership reporting, short-swing trading and other requirements of Section 16 of the U.S. Securities Exchange Act.

Because our common stock is not traded on a national securities exchange in the U.S., a U.S. shareholder’s ability to sell shares in the secondary trading market may be limited.

Our common stock is currently listed for trading in Canada on the Toronto Stock Exchange.  Our common stock is also quoted in the United States on the OTC Bulletin Board.  Shareholders may find it more difficult to dispose of or to obtain accurate quotations as to the price of our securities than if the securities were traded on a national securities exchange like The New York Stock Exchange, the Nasdaq Stock Market or the NYSE Amex LLC.

Item 4.  Information on the Company

A.	History and development of the Company.

Response Biomedical Corp. was incorporated on August 20, 1980 under the predecessor to the Business Corporations Act in British Columbia, Canada and is located at 1781 – West 75th Avenue, Vancouver, BC, Canada, V6P 6P2 with a telephone number of (604)456-6010.

We are a Canadian company engaged in the research, development, commercialization and distribution of diagnostic technologies for the medical POC and on-site environmental testing markets.  POC and on-site diagnostic tests are simple, non-laboratory-based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges or dipsticks.  Since entering the diagnostic sector in November 1990, we have established a number of product development initiatives that have resulted in a core proprietary technology called RAMP®, see “The RAMP® Technology”. We use this proprietary enabling technology for the commercialization of highly sensitive and quantitative (producing a positive/negative result) diagnostic tests in a simple-to-use, portable format.  This format comprises a fluorescence Reader common to all tests, and single-use, disposable test cartridges (“Cartridges”) that contain an analyte specific, lateral flow immunoassay.  Each Cartridge incorporates a proprietary internal calibrator that accounts for sources of variability inherent in conventional lateral flow immunoassay-based tests, making RAMP® potentially competitive in performance to laboratory-based systems.

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

Over the past six years we have focused on developing a complete POC cardiovascular test menu on our proprietary RAMP® platform as well as developing tests for the detection of infectious diseases such as Flu A+B and RSV.  In addition, we have taken advantage of complementary menu expansion opportunities where partners would provide commitment in the form of funding and sales and marketing resources.  Importantly, expanding our manufacturing capacity was and is critical to supporting the expected growth in our business.

We have made the following capital expenditures and dispositions over the three fiscal years ended 31 December 2010:

Year Ended	Capital Expenditures ($)	Capital Dispositions ($)
31 December 2010	91,561	Nil
31 December 2009	140,097	Nil
31 December 2008	8,453,169	6,364
Total	8,684,827	6,364

Capital expenditures during the year ended 31 December, 2008, consisted of investments in leasehold improvements to a new facility which were funded by our landlord in the amount of approximately $7,110,000 offset by lease inducements liability, with the remainder largely for equipment relating to the manufacture of our products, office furniture and equipment as well as investments in information systems software and hardware.  We moved into this facility on 31 March 2008.

Capital expenditures during the two years ended  31 December 2010, consisted of various manufacturing, office and computer equipment.  As of 31 December 2010, and as of 31 January 2011, we had capital expenditure commitments for equipment of $Nil and $Nil, respectively.  As of 31 December 2010, and as of 31 January 2011, we had commitments for the lease of our facility until 31 January 2023 of $26,777,683 and $26,612,868, respectively.

In July 2010, we closed a private placement with OrbiMed Advisors, LLC., consisting of 13,333,333 common shares at a price of $0.60 per share for gross proceeds of $8,000,000 before share issuance costs of $525,080 for net proceeds of $7,474,920.

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

In February 2009, we initiated a clinical trial to support a 510(k) submission for a CLIA-waiver for the RAMP® NT-proBNP assay.  The CLIA-waiver filing with the FDA was carried out in 2010.  Simultaneously, we also undertook a project to develop a next-generation Troponin I (TnI) assay.  The development of the improved RAMP® TnI test will align the results obtained to more closely reflect those obtained on the most commonly used central laboratory analyzers today.

In April 2009, Roche Diagnostics launched the “Cardiac 200” line of products in the U.S.

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

In September 2010, we announced that 3M had provided notice that it would not proceed with development of the next generation flu product.

On Site Environmental Testing

Following use of anthrax as a weapon for terrorist attacks in the United States in October 2001, we saw an opportunity to adapt the RAMP® technology for the rapid detection and identification of agents used in acts of bioterrorism and initiated development of a test for the rapid, on-site detection of Bacillus anthracis, the causative agent for anthrax ("Anthrax Test").  Development of the Anthrax Test was substantially completed in April 2002 following successful initial validation by the Maryland State Department of Health where testing confirmed that the RAMP® Anthrax Test could reliably detect anthrax spores at levels lower than an infectious dose of 10,000 spores.  These results were supported by further independent testing conducted by Defense Research and Development Canada in Suffield.  The Anthrax Test was launched commercially in May 2002.  In September 2006, our RAMP® Anthrax Test was the first and only biodetection technology approved for field use by first responders in the United States for the detection of anthrax in an independent testing program conducted by AOAC and sponsored by the U.S. Department of Homeland Security.  Since then, we have commercialized tests for ricin (“Ricin Test”), botulinum toxin (“Bot Tox Test”) and orthopox (including smallpox) (“Pox Test”), three priority bio-threat agents.  Commercial sales of the Ricin Test and the Bot Tox Test commenced in November 2002 and the Pox Test was launched in May 2003.

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

Contract Service Fees and Collaborative Research Arrangements

From time to time, various third parties (primarily medical diagnostic companies) have approached us to request that we develop RAMP® tests for certain specific indications.  In many cases, these indications have been outside of our own product development efforts.  Nevertheless, we have, where thought appropriate, agreed to conduct initial feasibility research on behalf of these third parties, provided that the third party funds the costs of the research.  Upon completion of the research project and depending on the results, we may explore the merits of developing the product opportunity with the third party.  In fiscal 2010, these collaborative research arrangements represented 5% of our total revenues, whereas for fiscal 2009 and 2008 they represented approximately 18% and 17% of our total revenues, respectively.

Revenue Breakdown

The following tables provide a breakdown of our total revenues by geography and product category respectively for the years ended 31 December 2010, 2009, and 2008:

Country / Region	2010 ($)	2009 ($)	2008 ($)
United States	1,191,386	4,300,984	3,288,566
Asia	4,919,387	3,047,731	1,314,621
Europe	945,117	2,046,417	567,866
Canada	52,872	76,484	663,507
Other	502,065	474,653	41,777
Total	7,610,827	9,946,269	5,876,337

Category	2010 ($)	2009 ($)	2008 ($)
Clinical products	6,499,776	6,828,651	3,683,706
Vector products	310,090	806,417	495,018
Biodefense products	444,895	517,981	721,117
Total product revenues	7,254,761	8,153,049	4,899,841
Contract	356,066	1,793,220	976,496
Total Revenues	7,610,827	9,946,269	5,876,337

Contract revenue was generated primarily through contract research and development fees paid by third parties through collaborative arrangements.  Research arrangements typically involved investigating the feasibility of developing certain clinical or environmental diagnostic tests utilizing the RAMP® Technology.

Our revenues are affected by seasonality.  Some of our prospective customers are government related organizations at a federal, state/provincial or municipal level.  Consequently, our sales may be tied to government budget and purchasing cycles.  Sales may also be slower in the traditional vacation months, could be accelerated in the first or fourth calendar quarters by customers whose annual budgets are about to expire (especially affecting purchases of our fluorescent readers), may be distorted by unusually large reader shipments from time to time, may be affected by the timing of customer cartridge ordering patterns or may be affected by the launch of new and existing products in new territories.  These factors may require us to invest significantly in additional resources including, equipment, labor and inventory to meet demand during peak seasonal periods.

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

RAMP® maintains key positive attributes of lateral flow immunoassays - simplicity, specificity, reliability and rapid results – but includes a method to overcome the performance limitations of early generation immunoassays that suffer from relatively poor sensitivity and precision.  By introducing a population of known antibodies that are impacted by the same conditions as the test antibodies, the ratio of a measurement of the signal from the two sets of antibodies effectively factors out uncontrolled variability, thereby providing an accurate result.  Furthermore, the use of a fluorescent label in the cartridge combined with a custom optical scanner in the Reader results in what is believed to be a reliable and sensitive detection system.  The RAMP® System has demonstrated its capability to detect and quantify a wide variety of analytes with sensitivity and accuracy comparable to centralized lab systems, including multiple analytes simultaneously.

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

After developing the RAMP® Reader and Myoglobin Test, we submitted the Reader and the test to the FDA for review and market clearance in May 2001.  Clearance was subsequently obtained in January 2002 for sales and distribution in the U.S. market.  As a consequence, our Myoglobin assay and the RAMP® Reader have been available for commercial sale in the U.S. since early 2002.  Based on the outcome of this FDA clearance, we then focused throughout the remainder of 2002 and 2003 on developing and preparing the two subsequent tests, CK-MB and Troponin I, for submission to the FDA.  We completed our clinical trial studies for these two tests in the fall of 2003 and submitted our data for FDA clearance in December 2003.  Clearance was subsequently obtained in May 2004.  In December 2007, we completed development of a second-generation higher throughput RAMP® Rreader, known as the RAMP® 200 reader, and submitted our data for FDA clearance in February 2008 with 510(k) clearance granted in April 2008.

Recognizing that testing for congestive heart failure (“CHF”) had become a critical complement to cardiac testing (e.g., for heart attacks), we secured a license from Shionogi in October 2004 to develop a rapid quantitative test for BNP, a key CHF marker, in Japan.  In July 2005, we secured a license from Roche to develop, manufacture and sell POC tests for the detection of NT pro-BNP in markets where we do not sell BNP tests.  In May 2006, we announced that Shionogi had secured regulatory clearance to market the BNP test in Japan, following which initial sales occurred in July 2006.  In December 2006, the RAMP® NT-proBNP Assay was CE marked for sale in Europe and a 510(K) application was submitted to the FDA for clearance to market the test in the U.S.  In July 2008, we received regulatory clearance from the FDA to market the RAMP® NT-proBNP Assay as an aid to the rapid diagnosis of heart failure.  The RAMP® NT-proBNP Assay is clinically concordant with the Roche Elecsys proBNP Test and allows the hospital to have standardized clinical decision points for NT-proBNP in both their emergency rooms and central laboratories.  In February 2009, Roche Diagnostics agreed to provide funding to complete a submission for a CLIA-waiver for the RAMP® NT-proBNP assay and also for the development of a next-generation Troponin I Assay.  An FDA CLIA-waiver submission for NT-proBNP was made in the second half of 2010.

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

Previous methods for the diagnosis and assessment of CHF, which include physical examinations and chest x-rays, are not usually conclusive, making accurate diagnoses difficult.  The introduction of testing for BNP and NT-proBNP dramatically changed the ability of physicians to make a qualified diagnosis and monitor the success of treatment because the level of these molecules is elevated in the blood when the heart is forced to work harder.  These tests have proven to be more accurate than any other single physical or laboratory gauge of heart failure.4  Both BNP and NT-proBNP are fragments of proBNP, a neurohormone that is released by the heart in response to increased blood pressure and volume overload causing stretching of the ventricular muscle of the heart during heart failure.  Both of these markers are elevated in the blood during heart failure and are sensitive and specific indicators of congestive heart failure.

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

In October 2005, we started development of a high-sensitivity, rapid test for the detection of Influenza A following initial results that suggested a RAMP® Influenza A Test could be capable of producing highly sensitive and reliable information that was not yet available in commercially available rapid immunoassays.  In November 2005, we began development of a test for the detection of Influenza B.  In March 2006, following additional market research and independent confirmation of the performance of our Influenza A and Influenza B tests, we combined the development of the two assays into a unique RAMP® test to simultaneously detect both Influenza A or Influenza B in a single test cartridge.  In December 2006, we announced plans to initiate a multi-centre clinical study of our RAMP® Influenza A/Influenza B Assay during the current influenza season.  In June 2007, we announced that we had filed an FDA 510(k) submission seeking clearance to market a rapid influenza A/B test in the United States.  In November 2007 we announced that we were collecting additional non-clinical data to support our U.S. FDA submission.  In April 2008, we announced FDA 510(k) market clearance for the RAMP® Rapid Influenza A/B Assay and the RAMP® 200 reader, on which the test is run.  In October 2009, we began development of the next generation Influenza A/B product, with funding provided by 3M Health Care.

3 McCullough, PA, Nowak, RM, McCord J, et al. B-type natriuretic peptide and clinical judgment in emergency diagnosis of heart failure. Clin Inv Rep. 2002;106:416-422.
4 http://www.stjohnsmercy.org/healthinfo/newsletters/heart/Aug02.asp

In December 2008, we initiated a clinical trial, in collaboration with 3M, of our RAMP® test to detect Respiratory Syncytial Virus (RSV).  The test is a qualitative immunochromatographic assay indicated for use as an in vitro diagnostic product to identify the presence of the RSV antigen.  Rapid detection of RSV aids hospital laboratories and physician office laboratories in the rapid diagnosis of RSV, which infects virtually all children by the age of two. In April 2009, we filed for U.S. FDA 510(k) market clearance, which was granted in July 2009.  The product was launched in the U.S. in October, 2009.

In September 2010, we announced that 3M had provided notice that it would not proceed with completing development of the next generation flu product.

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

In the United States, our sales and marketing functions for cardiac products transitioned to Roche Diagnostics in early 2009.  We also have agreements with more than ten regional distributors that sell RAMP® products in Belarus, China, France, Germany, Greece, Italy, Russia, Slovakia, Slovenia, South Korea and Turkey, that are supported by our Managing Director, International Sales and Managing Director, Europe, Middle East, Africa.

In December 2006 we entered into a strategic alliance with the Medical Division of the 3M Company, whereby 3M has exclusive rights to sell and market RAMP® tests for the detection of hospital- and community-acquired infectious diseases with the exception of sexually transmitted diseases.

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

13Centers for Disease Control & Prevention – http://www.cdc.gov/RSV/

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

Competitors in Medical POC Testing Markets

Test Market Segment
Company	Cardiac Markers	CHF Marker	Drugs of Abuse	Flu and Infectious Disease	Pregnancy / Ovulation	Blood Gases/ Electrolytes	Coagulation
Abbott Point of Care Inc.	Ö (1)	Ö				Ö	Ö
Becton Dickinson Corporation (4)				Ö
Dade Behring	Ö	Ö
Alere Inc.	Ö	Ö	Ö	Ö	Ö	Ö	Ö
Mitsubishi Chemical Corporation (3)	Ö	Ö
Roche Diagnostics (2)	Ö	Ö	Ö			Ö	Ö
Quidel Corporation (4)				Ö	Ö
(1)	Only Troponin I, CK-MB and BNP cardiac tests at this time.
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

Alere Inc. has sold a three-in-one quantitative immunoassay and reader system for cardiac markers (CK-MB, Troponin I and Myoglobin) since 1999 and is currently one of the leading participants in quantitative POC cardiovascular testing on the basis of market share, revenues and technology.  They also sell a “shortness of breath” panel cartridge, which includes Myoglobin, CK-MB, Troponin I, BNP and d-dimer.  While BNP is available as a stand-alone cartridge, this system can only perform Troponin I tests as part of a panel.  In 2007, Biosite was acquired by Inverness Alere Inc. in a transaction valued at $1.68 billion.  Based on published list prices for the Biosite products and data from the completed multi-site clinical study entitled “Evaluation of a point-of-care assay for cardiac markers for patients suspected of acute myocardial infarction14”, we believe that RAMP® has several advantages over the competing Biosite products including product performance and menu flexibility.  These results were recently replicated in an unpublished trial.

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

Quidel Corporation has sold rapid, qualitative tests for the detection of Influenza A and B since 2001 as they QuickVue® Influenza A+B test.  Binax, Inc., a division of Alere Inc., has been selling Influenza A and Influenza B tests under the BinaxNOW® brand since 2002 and a combined Influenza A + B test since 2004.  Both of these tests have received CLIA waived status, which allows for their use in physician office laboratories.  Other tests available include Becton-Dickinson and Thermo Electron Corp., which produce rapid Influenza A+B tests that are not currently CLIA waived.

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

Marketing clearance for the RAMP® Myoglobin Assay and RAMP® Reader was received in 2002.  Marketing clearances for the RAMP® CK-MB Assay and the RAMP® Troponin I Assay were received in May 2004.  The marketing clearance for the RAMP® Influenza A/B Assay and the RAMP® 200 reader was received in April 2008.  The marketing clearance for the RAMP® NT-proBNP Assay was received in July 2008.  The marketing clearance for the RAMP® RSV Assay was received in July 2009.

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

In Canada, in vitro diagnostics are regulated by the Therapeutic Products Directorate of Health Canada (“TPD”) and are licensed for sale through submission to the TPD.  The timeline for approval is similar to that of the FDA’s 510(k) process.  As of January 2003, all new and existing class II, III and IV Medical Device Licenses (“MDL”) in Canada also require a valid ISO 13485 or ISO 13488 Quality System Certificate from a registrar recognized by the Canadian Medical Devices Conformity Assessment System (“CMDCAS”).  We achieved registration to the ISO 13485:2003 standard in April 2004.  An MDL was issued for the Myoglobin Assay and Reader in 2002.  MDLs were received for the RAMP® CK-MB Assay and RAMP® Troponin I Assay in August 2004; for the RAMP® NT-proBNP Assay in June 2007, and for RAMP® liquid cardiac marker controls used by laboratories to verify kit performance and user technique.  These controls are manufactured for Response by a U.S. company who holds the 510(k) clearance with the FDA.  An MDL was received for the RAMP® Influenza A/B Assay and RAMP® 200 reader in May 2009. An MDL was received for the RAMP® RSV Assay in May 2010.

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

Clinical consultants are used to support in-house resources where necessary to develop protocols and prepare regulatory submissions for government agencies such as the FDA and the TPD.  We completed multi-center clinical trials for the RAMP® Myoglobin Assay and the RAMP® Reader in 2001, for the RAMP® CK-MB Assay and the RAMP® Troponin I Assay in November 2003, for the RAMP® NT-proBNP Assay in November 2006 and for the Flu A/B Assay and the RAMP® 200 reader in May 2007, and for the RAMP® RSV Assay in November 2008.

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

Biodefense Market

We have developed and are selling RAMP® tests for the rapid detection and identification of anthrax, ricin, botulinum toxin and orthopox viruses (including smallpox).  Our target market for our RAMP® Biodefense tests is primarily public safety institutions (or "first responders") such as fire and police departments, military installations, emergency response teams and hazardous materials (HAZMAT) units.  Government agencies and corporations that handle mail are also candidates for an on-site test for anthrax.  The rapid detection and identification of biological agents is an important capability affecting the management of a bioterrorism event, forming the basis of emergency response, medical treatment and consequence management.  In addition, the rapid identification of biological agents facilitates the quick dismissal of hoaxes and panic-based reports, thereby reducing the logistical burden on first responders who will be required to maintain a higher level of preparedness than in the past.  In the aftermath of the terrorist attacks on September 11, 2001, there was an increased desire to be prepared for potential terrorist attacks, particularly on the part of the U.S. government, as evidenced by numerous initiatives, including the creation of the U.S. Department of Homeland Security (“DHS”)..  The first priority of the DHS is to protect the United States against further terrorist attacks.  Component agencies analyze threats and intelligence, guard borders and airports, protect critical infrastructure, and coordinate the response of the U.S. for future emergencies.

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

Competition

The following table summarizes our known competitors in the rapid on-site environmental biodefense testing market (note that this table may not include all biological agents for which these companies may have tests):

Biological Agent
Company	Anthrax	Ricin	Botulinum Toxin	Ortho -pox	Brucella	Plague	Tularemia	SEB
Alexeter Technologies LLC (1)	Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö
New Horizons Diagnostics	Ö	Ö	Ö			Ö	Ö	Ö
ADVNT Inc.	Ö	Ö	Ö			Ö		Ö
Idaho Technology Inc. (2)	Ö	Ö	Ö	Ö	Ö	Ö	Ö
Tetracore, Inc.	Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö
Smiths Detection	Ö			Ö		Ö	Ö
BioSeeq Plus (3)
QTL/MSA	Ö	Ö						Ö
(1)  Product includes a portable reader based on reflectance technology.
(2)  Product includes a portable reader based on PCR technology.
(3)  Product includes a portable reader based on PCR technology.

A number of independent studies have been conducted on biodefense tests.  The RAMP® Anthrax Test has been evaluated at four sites in the United States and Canada:  DRDC Suffield,15 a division of the Canadian Department of National Defense; the Maryland State Department of Health;16 Intertox Inc.,17 a Seattle-based public and occupational health firm; and, Edgewood Chemical Biological Center, part of the U.S. Army's Aberdeen proving ground, and more recently the AOAC testing.18  Data from these four evaluations show that the RAMP® Anthrax Test meets or exceeds its product claims of reliably detecting less than 4,000 live spores, with 99 percent confidence in specificity.  The CDC defines a lethal dose of anthrax as 10,000 spores.  In November 2004, the RAMP® System was the only commercially available rapid on-site anthrax detection system of those tested that met the new performance standards introduced by AOAC for rapid immunoassay-based anthrax detection systems and to receive the AOAC Official Methods Certificate 070403 stating that the RAMP® Anthrax Test performed as we claimed and that we are authorized to display the AOAC Performance Tested certification mark.  All other commercially available rapid on-site anthrax detection systems tested failed to meet the AOAC’s performance standard.  A further intensive, independent field testing program conducted by AOAC and sponsored by the DHS, culminated in the announcement in September 2006 that our RAMP® Anthrax Test is the first and only biodetection product approved for field use by first responders in the United States for the detection of anthrax.  We currently have approximately 346 RAMP® biodefense systems in field use by our customers, see “On-Site Environmental Testing Market, Industry Trends” and “Risk Factors”.

15 Defence Research and Development Canada, July, 2002.
16 Maryland State Department of Health, March 2002.
17 Intertox Inc., July 2002.
18 The U.S. Army Aberdeen Proving Ground, November 2004.

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

Market and Marketing Plan

Currently, public health management of West Nile Virus (“WNV”) is primarily handled through surveillance and testing for the virus in mosquito populations on a regional basis throughout North America.  Testing protocols differ widely from region to region.  When we entered the market in 2003, all WNV testing was performed using either a product called VecTest, an inexpensive, portable immunoassay that had been on the market since 2000, or laboratory-based PCR tests, which are considered the “gold standard” due to their accuracy.  However PCR is relatively time-consuming (approximately 4 hours) and expensive, conversely, VecTest has other performance disadvantages such as lesser sensitivity in detecting the virus in mosquitoes.  The performance and cost gap between VecTest and PCR afforded us the opportunity to introduce our RAMP® System as an effective screening alternative.

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

Operations and Manufacturing

We sell RAMP® Systems for clinical and environmental use.  A RAMP® System consists of a Reader and Kits of applicable RAMP® tests.  Manufacturing of the Readers is currently outsourced to an electronics manufacturer that we have qualified, located in British Columbia.  We manufacture all Kits in-house in order to maximize return on investment, protect proprietary technology, and ensure compliance with government and internal quality standards.  Kit manufacturing includes reagent and component production, cartridge assembly and final packaging.

In advance of expected growth of our products, we invested significantly, since 2007, to increase automation, quality and capacity of our manufacturing operations.  We coordinate all support operations including customer support, technical and instrument service, production planning, shipping and receiving from our corporate headquarters in Vancouver, British Columbia.  In March 2008, we moved into a leased, multi-use, 46,000 square foot facility in Vancouver, British Columbia.  The facility houses all of our operations and will allow us to achieve our projected manufacturing capacity targets during the term of the agreement.  Our manufacturing scale up is ongoing, and our test production capacity has increased from approximately 500,000 tests per shift per year to approximately 2 million tests per shift per year.  The initial term of the agreement is 15 years with two 5-year renewal options.

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

The primary raw materials for a test cartridge consist of: antibody reagents, nitrocellulose membrane and injection molded plastic parts to act as housing for the cartridge assembly.  There are several different components required to perform the test that are included with the kit.  These are a sample transfer device, a solution for diluting the test sample and reagent-containing tips (for placing the sample being tested into the cartridge).  The antibody reagents are generally the most costly and critical component of a RAMP® test and can account for in excess of 30% of the standard material cost.

Suppliers

We own the design, molds and tooling for the RAMP® Readers; however, we have them manufactured and supplied to us under contract.  We have qualified a contract manufacturer located in British Columbia who manufactures and assembles RAMP® Readers to our design and specifications.  The contract manufacturer has multiple manufacturing sites worldwide and easily has the manufacturing capacity to meet our anticipated volume requirements in the future.

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

We hold an exclusive license to technology from the University of British Columbia, which has resulted in one issued U.S. patent, and three issued foreign patents.  In addition Response holds an additional six patents in the U.S. and have had our key patent granted in the EU and Australia.  This key patent is also pending in Canada, China, Japan and Hong Kong.  These patents have expiration dates ranging from 2016 to 2024.  We have pending applications for seven additional U.S. patents and numerous foreign counterparts as well as one pending patent filed with joint inventorship and assignment with one of our partners.  We also have two issued Design Patents related to the Ramp® 200 reader.  We have two registered trademarks.  We have also licensed technology from third parties on a non-exclusive basis to allow us to grow our business in specific areas.  For example, we entered into a non-exclusive license agreement with Roche for certain intellectual property controlled by Roche, which enables us to develop, manufacture and sell a rapid test for NT-proBNP to assist in the diagnosis and management of congestive heart failure.  We may require additional licenses for new products.  Such licenses could include substantial up-front payments, as well as ongoing royalties on product sales.

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

C.  Organizational Structure

Response Biomedical Corp. was incorporated on August 20, 1980 under the predecessor to the Business Corporations Act (British Columbia, Canada) and is the parent of its wholly-owned subsidiary, Response Biomedical Inc., a U.S. company with nominal assets and liabilities and no operations of its own.

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

Equipment and Other Property

As at 31 December 2010, we owned tangible fixed assets with a net book value of $9,599,605, consisting primarily of leasehold improvements totaling $7,937,990, manufacturing equipment and molds of $1,095,929, office furniture and equipment totaling $426,549, computer equipment of $54,445 and laboratory furniture and equipment totaling $84,692.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the related notes therein, which are prepared in accordance with Canadian GAAP.  These accounting principles differ in certain respects from U.S. GAAP.  The differences as they affect our consolidated financial statements are described in Note 17 to the audited consolidated financial statements as at and for the years ended 31 December 2010 and 2009.

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

General

Beginning in the fourth quarter of fiscal 2002, we transitioned from a research and development company to a company with commercial sales of RAMP® products.  In the beginning these sales were predominantly in the biodefense marketplace, however in the last three years this has shifted predominantly to our clinical products. To support our continued growth, we have put in place a manufacturing infrastructure and negotiated key partnerships to support the sales and marketing of our various products.  Research and development is being focused on developing new partner-funded tests to be commercialized by our strategic partners and to enhance existing products used on the RAMP® technology.  As at 31 December 2010, cumulative product sales related to RAMP® systems (including cartridge sales) of approximately $33,847,000 have been realized.  We received FDA regulatory clearance for our RAMP® reader and Myoglobin tests in Dec 2001, CK-MB and Troponin I tests in May 2004 and commercially launched our cardiac products in the U.S. in January 2005.  We subsequently received FDA regulatory clearance for our Influenza A/B test and our RAMP® 200 reader in April 2008 and similar FDA clearances for our NT-proBNP test in July 2008, as well as our RSV test in July 2009.  3M has a license to commercialize our infectious diseases line of products and Roche Diagnostics has a similar license for our cardiovascular line of products.  Roche Diagnostics launched the cardiovascular line of products in the U.S. in the second quarter of 2009.  For the rest of world, we presently have a managing director of international sales for Asia and a managing director of international sales for Europe, the Middle East and Africa who manage a number of international distributors, responsible for distribution of RAMP® products outside the United States and Japan.  Our Japanese partner, Shionogi, distributes and markets our BNP systems in Japan.  Current revenues are derived primarily from the sale of Troponin I tests, Shionospot BNP tests, NT-proBNP tests, Flu A/B tests, West Nile Virus tests, RAMP® Reader and RAMP® 200 readers. The reader available to Roche and 3M for marketing is the Roche Cardiac 200 Reader and 3M Rapid Detection Reader, respectively.

Year Ended 31 December 2010 Compared with Year Ended 31 December 2009

For the year ended 31 December, 2010, the Company reported a loss of $9,611,376 or $0.31 per share, compared to a loss of $9,543,531 or $0.43 per share in 2009. The increase in the loss for the year ended December 31, 2010 is attributed to lower contract service fees and revenue from collaborative research arrangements, lower gross margins from product sales and increased employee severance costs due to an organizational restructuring offset by lower operating expenses in the research and development department and marketing and business development department.

 Revenues and Cost of Sales

Total revenue for the year ended 31 December 2010 decreased 23% to $7,610,827 compared to $9,946,269 in 2009.

Revenues from product sales for the year ended 31 December 2010 decreased 11% to $7,254,761 compared to $8,153,049 in 2009.

Clinical products revenue for the year ended 31 December 2010 decreased 5% to $6,499,776 compared to $6,828,651 in 2009.  The decrease in revenue is primarily a result of reduced sales to Roche and 3M.  While the Company recognized revenues from shipments to its new distributor Wondfo in China, the decrease in 2010 is primarily a result of significantly reduced shipments to Roche in 2010 as they did not require inventories to be re-stocked at the same levels as the initial launch in 2009.  In addition, the Company recognized an increase in cardiac revenues from continued growth by O&D in China, offset by reduced infectious diseases revenue from 3M, in the U.S.  In the short term, the clinical products revenue may fluctuate depending on the pace at which the international markets develop and the timing of orders from its distributors and marketing partners.  In the long-term, the Company expects clinical products revenue to increase as distributors and marketing partners expand their customer base and newly launched products penetrate the marketplace.

Biodefense products revenue for the year ended 31 December 2010 decreased 14% to $444,895 compared to $517,981 in 2009. The decrease is primarily due to reduced funding from governmental agencies to First Responder groups for deployed detection capabilities and a general decrease in concern over biological attacks.  In the future, the Company expects the sale of Biodefense products to continue at similar or declining levels.

Vector products (West Nile Virus) revenue for the year ended 31 December 2010 decreased 62% to $310,090 compared to $806,417 in 2009. This decrease is primarily due to the variability in timing of shipments to distributors. In the future, the Company expects the sale of West Nile Virus products to fluctuate at varying levels.

Contract service fees and revenue from collaborative research arrangements for the year ended 31 December 2010 decreased 80% to $356,066 compared to $1,793,220 for 2009.The variability is due to the timing and performance of services required to recognize service revenue from the Company’s collaborations.  In the future, the Company expects fluctuations in contract service revenue as a result of the size and number of projects in development and timing of the performance of services required to recognize service revenue.

Cost of sales for the year ended 31 December 2010 decreased to $7,129,230 compared to $7,933,704 in 2009.  Cost of product sales includes direct manufacturing labour costs, direct materials costs, royalties, allocated overhead including depreciation and stock-based compensation related to the granting of stock options to employees engaged in manufacturing activities.

Overall gross margin from product sales for the year ended 31 December 2010 is 2% as compared to 3% in 2009.  The gross margin for the year ended 31 December 2010 included an increase in the provision for scrap and short-dated product and an increase in royalty fees offset by continued standard labour cost improvements.  In the short-term, the Company expects variation in gross margin depending on product mix and test sales volumes.  In the longer term the Company expects gross margins to improve as sales volumes increase.

Expenses

Research and development expenditures for the year ended December 31, 2010 decreased 27% to $4,106,267 compared to $5,635,692 in 2009.  The decrease in 2010 is primarily the result of reduced expenditures for development projects totaling $906,000, lower payroll expenses totaling $527,000 and lower legal fees mainly related to the renewal of patents in the amount of $100,000 offset by higher amortization expenses of $19,000.  In the future, the Company expects fluctuations in research and development expenditures as a result of the size and number of projects in development and the timing of clinical trial activities.

General and administrative expenditures for the year ended December 31, 2010 increased 12% to $3,696,819 from $3,299,042 in 2009.  The increase in 2010 is primarily as a result of one-time employee severance costs due to a corporate restructuring initiative that lead to a reduction in workforce in all departments totaling $804,000 and higher professional fees in the amount of $29,000.  The increased costs due to one-time restructuring charges are offset by lower stock based compensation expense totaling $345,000 resulting from fully expensed stock options, lower amortization expenses totaling $43,000, reduced audit fees, public company corporate communication costs and other administrative expenses totaling $66,000. In the future, the Company expects general and administrative expenditures to trend downward.

Sales and marketing expenditures for the year ended December 31, 2010 decreased 15% to $1,413,171 compared to $1,668,220 in 2009.  The decrease in 2010 is primarily due to reduced professional fees in the amount of $104,000, lower payroll expenditures in the amount of $89,000, lower legal costs totaling $35,000 and lower administrative expenses totaling $8,000.  In the future, the Company expects sales and marketing expenditures to increase marginally as the Company invests in business development activities to expand partnership opportunities into new international territories.

Other Income/Expenses

For the year ended 31 December 2010, interest expense amounted to $806,065 compared to $857,731 in 2009.  This interest expense is primarily related to the interest portion of the repayable leasehold improvement allowance on the facility lease agreement.

During the year ended 31 December 2010, the company earned interest income of $14,833 compared to $9,016 in 2009.  The interest earned is primarily from the cash equivalents and restricted funds invested in secured investment vehicles.  The variation in interest earned is due to fluctuations in the interest rate, the amount of and terms of investments from time to time.

During the year ended 31 December 2010, the Company had a foreign exchange loss of $85,484 compared to a foreign exchange loss of $104,427 in 2009.  Foreign exchange gains and losses are largely due to U.S. dollar balances of cash and cash equivalents, accounts receivable and accounts payable affected by the fluctuations in the value of the U.S. dollar as compared to the Canadian dollar. The Company uses the exchange rate posted on the Bank of Canada website for the last business day of each month.  The exchange rate as at 31 December 2010 was $1.005 U.S. per CDN dollar [31 December 2009 - $0.9515, 31 December 2008 - $0.8170].

Selected Quarterly Information 2010 and 2009

The table below sets forth selected data from our unaudited consolidated financial statements prepared in accordance with Canadian GAAP for the eight previous quarters ended 31 December 2010.

	4th Quarter $	3rd Quarter $	2nd Quarter $	1st Quarter $	Total $
2010
Total Revenue	2,252,834	1,553,001	2,255,513	1,549,479	7,610,827
Loss	2,529,965	2,553,259	1,868,104	2,660,048	9,466,761
Loss per Share – Basic and Diluted	0.08	0.06	0.07	0.10	0.30
Total Assets	20,100,990	22,340,511	18,007,570	19,292,983	19,978,290
2009
Total Revenue	2,450,930	2,047,523	2,735,415	2,712,401	9,946,269
Loss	2,735,908	3,177,221	1,898,987	1,731,415	9,543,531
Loss per Share – Basic and Diluted	0.12	0.12	0.09	0.10	0.43
Total Assets	21,464,196	23,451,278	26,829,265	17,950,788	21,464,196

Quarter-to-quarter variability in product revenue is driven primarily by the following factors:

The timing of clinical product orders from the Company’s marketing partners and distributors;
▪	Additional revenues from the launch of cardiac products by Wondfo in China in the first half of 2010;
▪	Additional revenues from the launch of cardiac products by Roche Diagnostics in the U.S. in the first quarter of 2009;
▪	Seasonality related to RSV and Influenza A+B products;
▪	Seasonality related to the demand for RAMP West Nile Virus products as well as significant penetration of this market and
▪	The launch of new and existing products in new territories from time to time.

Quarter to quarter variability in contract service fees and revenue from collaborative research arrangements is primarily due to the size and number of projects in development and the timing of the performance of services required to recognize service revenue from the Company’s collaborations.

The quarter to quarter fluctuations in losses reported are primarily the result of the variability of gross margins on product sales resulting from changes in product mix, charges incurred due to the scale up and automation of the Company’s manufacturing operations, changes in staffing levels for personnel in one or all departments, variability in expenses across all departments, the timing of recognition of contract service fees and revenues from collaborative research arrangements, fluctuations in interest income and foreign exchange gains or losses.

Information 2010, 2009, 2008

The following table sets forth consolidated financial data for our last three fiscal years.

	2010	2009	2008
	$	$	$
Product Revenue	7,254,761	8,153,049	4,899,841
Cost of Sales	7,129,230	7,933,704	5,227,156
Gross Profit	125,531	219,345	-327,315
Gross Margin on Product Sales	2%	3%	-7%
Services Revenue	356,066	1,793,220	976,496
Total Revenue	7,610,827	9,946,269	5,876,337
Expenses	9,216,257	10,602,954	13,653,588
Loss for the Year	9,611,376	9,543,531	13,663,656
Loss per share – Basic and Diluted	0.31	0.43	0.97
Total Assets	20,100,990	21,464,196	19,394,907
Total Long-Term Obligations(1)	8,656,744	9,123,132	9,558,668

1)The long-term obligation balance represents the lease inducements recorded as a result of our 15 year lease agreement for a new premise as described in note 8 to the consolidated financial statements as at 31 December 2010.

Year Ended 31 December 2009 Compared with Year Ended 31 December 2008

For the year ended 31 December 2009, the Company reported a loss of $9,543,531 or $0.04 per share compared to a loss of $13,663,656 or $0.10 per share in 2008. The decrease in the loss of 30% for the year compared to the same period in 2008 is primarily due to a strategic business decision to reduce operating expenses across all departments, higher gross profit on product sales, higher contract service fee and revenues from collaborative research arrangements.

Revenues and Cost of Sales

Total revenue for the year ended 31 December 2009 increased 69% to $9,946,269 compared to $5,876,337 in 2008.

Revenues from product sales for the year ended 31 December 2009 increased 66% to $8,153,049 compared to $4,899,841 in 2008.

Clinical products revenue for the year ended 31 December 2009 increased 85% to $6,828,651 compared to $3,683,706 in 2008. This increase is a result of Roche Diagnostics’ launch of the Company’s cardiac products in the U.S., increased penetration of co-branded RAMP® products by a distributor in the Chinese marketplace, as well as an increase in demand from other existing distributors and marketing partners.  In the long-term, the Company expects clinical products revenue to increase as recently launched products penetrate the marketplace.  In the short term, the clinical products revenue may fluctuate depending on the timing of orders from its distributors and marketing partners.

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

Overall gross margin from product sales for the year ended 31 December 2009 was positive 3% compared to negative 7% in 2008.  The increase in gross margin is primarily due to an increase in test sales volume resulting in lower per unit overhead charges partially offset by increased facility costs and amortization expense for manufacturing equipment put into service in 2009 as a result of the Company’s scale up efforts.  In the short-term, the Company continues to expect variation in gross margin depending on product mix and test sales volumes. In the longer-term the Company expects improved gross margins as sales volumes continue to increase.

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

Other Income/Expenses

For the year ended 31 December 2009, interest expense amounted to $857,731 compared to $785,790 in 2008.  The increase is due to the interest portion on the repayment of the repayable leasehold improvement allowance related to the facility lease agreement.

During the year ended 31 December 2009, the Company earned interest income of $9,016 compared to $119,905 in 2008.  The decrease is as a result of lower average funds on deposit and declining interest rates.

During the year ended 31 December 2009, the Company had a foreign exchange loss of $104,427 as compared to a foreign exchange gain of $6,113 in 2008.  Foreign exchange gains and losses are largely due to US dollar balances of cash and cash equivalents, accounts receivable and accounts payable affected by the fluctuations in the value of the US dollar as compared to the Canadian dollar.  The Company uses the exchange rate posted on the Bank of Canada website for the last business day of each month.  The exchange rate as at 31 December 2009 was $0.9515 US per CDN dollar [31 December 2008 - $0.8170, 31 December 2007 - $1.012]

B.	Liquidity and Capital Resources

General

We financed our operations primarily through equity and debt financings.  As of 31 December 2010, we had raised approximately $97 million from the sale and issuance of equity securities and convertible debt, net of issue costs.

As at 31 December 2010, the Company had a working capital balance of $6,611,283 a decrease $387,246 compared to $6,998,529 as at 31 December 2009. For the year ended 31 December 2010, the Company relied primarily on proceeds from the issuance of common shares through a public offering, cash on hand and cash generated from gross margin on product sales and repayments related to contract service fees and revenues from collaborative research arrangements to fund its expenditures.

The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern.  For the year ended 31 December 2010, the Company reported losses of $9,611,376 compared to a loss of $9,543,531 in 2009.  The Company has sustained continuing losses since its formation and at 31 December 2010, had a deficit of $100,311,686 and for the year ended 31 December 2010 incurred negative cash flows from operations of $8,156,578 compared to $8,078,120 in 2009.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Based on our current cash resources, expected cash burn, and anticipated revenues, we expect that we can maintain operations until early 2012. We may need to raise additional capital to fund our operations. We have relied primarily on debt and equity financings to fund our operations and commercialize our products.  Additional capital may not be available, at such times or in amounts as needed by us.  Even if capital is available, it might be on adverse terms.  Any additional equity financing will be dilutive to our shareholders.  If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail one or more product development programs, attempt to obtain funds through collaborative partners or others that may require us to relinquish rights to certain technologies or product candidates, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

Material Commitments for Capital Expenditures

At 31 December 2010, we had outstanding purchase order commitments totaling $Nil for capital purchases related to our operating activities.

Year Ended 31 December 2010 Compared with Year Ended 31 December 2009.

During the year ended 31 December 2010, we received net proceeds of $7,474,920 from a private placement of common shares as compared to $11,392,232 received through the sale of equity securities through a public offering during the year ended 31 December 2009.

During the year ended 31 December 2010, we received net proceeds of $374,093 from the exercise of warrants and stock options into shares, as compared to $Nil for the year ended 31 December 2009.

Our working capital balance was $6,611,283 as at 31 December 2010, a decrease of $387,246 compared to $6,998,529 as at 31 December 2009.  For the years ended 31 December 2009 and 2010, we relied primarily on proceeds from the sale of equity securities through a public offering, cash on hand, cash generated from gross margin on product sale and prepayments relating to contract service fees and revenues from collaborative research arrangements to fund its expenditures.

For the year ended 31 December 2010, we incurred a loss of $9,611,376 versus a loss of $9,543,531 in 2009. Although our loss has decreased, we anticipate continued losses.  We intend to continue to fund our operations from a combination of the issuance of equity securities, revenue from product sales, contract service fees, revenue from collaborative research arrangements, and possibly additional debt financing.

As at 31 December 2010, we had 6,020,322 warrants outstanding at a weighted average exercise price of $2.36 per share, which if fully exercised, would result in the receipt of approximately $14.2 million.  We also had 853,932 stock options outstanding of which 416,105 were exercisable at prices between $1.20 and $10.63 per share and which, if fully exercised, would result in the receipt of approximately $2.8 million.

Year Ended 31 December 2009 Compared with Year Ended 31 December 2008

During the year ended 31 December 2009, we received net proceeds of $11,392,232 from the sale of equity securities through private placement, as compared to $4,679,248 for the year ended 31 December 2008.

During the year ended 31 December 2009, we received net proceeds of $Nil from the exercise of warrants and stock options into shares, as compared to $3,934,169 for the year ended 31 December 2008.

Our working capital balance was $6,998,529 as at 31 December 2009, an increase of $4,051,741 compared to $2,946,788 as at 31 December 2008.  With the growth of our operations, the requirements for working capital increased; accordingly, during the year ended 31 December 2009, we closed a public offering financing generating net proceeds of $11,392,232.  For the year ended 31 December 2009, we relied primarily on cash on hand, proceeds from the private placement, and exercise of share purchase warrants and stock options to fund our expenditures.

For the year ended 31 December 2009, we incurred a loss of $9,543,531 versus a loss of $13,663,656 in 2008.

As at 31 December 2009, we had 6,169,829 warrants outstanding at a weighted average exercise price of $2.36 per share, which if fully exercised, would result in the receipt of approximately $14.6 million.  We also had 1,073,133 stock options outstanding of which 273,236 were exercisable at prices between $1.20 and $10.63 per share and which, if fully exercised, would result in the receipt of approximately $1.9 million.

C.	Research and Development, Patents and Licenses

As at 31 December 2010, we were an operating stage company.  Our primary expenditures were on research and development of the RAMP® diagnostic system and associated Kits.  The following table summarizes research and development, and includes share-based compensation, as well as patent and licensing expenses, both in dollar terms as well as a percentage of total operating expenses, for the last three fiscal years.

Fiscal Year	Research & Development Expenses ($)(1)	Percentage of Operating Expenses	Patent and Licensing Expenses ($)	Percentage of Operating Expenses

2010	4,106,267	45%	137,287	1%

2009	5,635,692	53%	268,091	3%

2008	6,776,691	50%	162,800	1%

(1)	Includes share-based compensation related to research and development personnel.

D.	Trend Information

There are several external trends, which we believe will have an impact on our business and prospects:

•	The medical device market is already characterized by a high degree of regulation governing the manufacture, sale and use of various medical devices. This trend is expected to continue.

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

We have not had any off-balance sheet arrangements during the year ended 31 December 2010, nor did we have any off-balance sheet arrangements as at 31 December 2009, or as at 31 January 2011.

F.	Tabular Disclosure of Contractual Obligations

As at 31 December 2010, we had the following contractual obligations:

Commitments and Obligations	Total $	Less than 1 Year $	1-3 Years $	3-5 Years $	> 5 Years $

Equipment Operating Lease	276,788	51,898	103,796	103,796	17,298

License Fees	126,327	31,109	73,218	22,000	-

Purchase Commitments	784,245	103,754	301,686	378,805	-

Repayable Leasehold Allowance	12,829,429	1,061,746	2,123,492	2,123,492	7,520,700

Facility Sublease	13,948,254	916,041	1,940,616	2,098,458	8,993,139

Total	27,965,043	2,164,547	4,542,808	4,726,551	16,531,137

G. Safe harbor

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in the Company’s public filings with securities regulatory authorities.

Item 6.  Directors, Senior Management and Employees

A. Directors and Senior Management

Our current directors and officers, their positions and the periods during which each has served in their positions are as follows:

Name	Age	Position	Period Served

Richard J. Bastiani, PhD.	68	Director, Chairman of the Board	Since March 2006

Richard K. Bear	48	Director	Since March 2006

Anthony F. Holler, MD	59	Director	Since March 2006

Todd R. Patrick	48	Director	Since March 2006

Peter Thompson	51	Director	Since July 2010

Jonathan Wang	42	Director	Since July 2010
S. Wayne Kay	60	Director Chief Executive Officer	Since September 2007 Since September 2007

Livleen Kaler	33	Vice President, Finance & Administration and Chief Financial Officer	Since June 2009

Paul C. Harris, Ph.D.	57	Chief Scientific Officer	Since 1998

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

Dr. Anthony F. Holler - Director

Dr. Holler has served as one of our directors since March 2006.  Dr. Holler was one of the original founders of ID Biomedical Corporation in 1991 and was a member of its Board of Directors since inception.  He held a number of executive positions with ID Biomedical, including Chief Executive Officer, until GlaxoSmithKline acquired the company in December 2005.  Prior to founding ID Biomedical, Dr. Holler served as an emergency physician at University Hospital at the University of British Columbia.  He is a member of the British Columbia College of Physicians and Surgeons.  Dr. Holler also serves as Chairman of the Board of CRH Medical Corporation and is the Chairman of the board of Trevali Resources Corp. and Inviro Medical Inc. Dr. Holler holds a Bachelor of Science degree and a medical degree from the University of British Columbia.

Todd Patrick - Director

Mr. Patrick has served as one of our directors since March 2006.  On November 1, 2010, Mr. Patrick became the President and Chief Executive Officer of C3 Jian, a Los Angeles, CA biotechnology company developing new diagnostic and therapeutic technologies designed to improve oral health.  Mr. Patrick has been a director of C3 Jian since January 2010.  In 1998, Mr. Patrick was appointed President and Chief Operating Officer of ID Biomedical Corporation, a position he held until December 2005 when GlaxoSmithKline acquired the company.  Mr. Patrick originally joined ID Biomedical in 1994 as the President of its then newly–created vaccine subsidiary, ID Vaccine.  Prior to joining ID Biomedical, Mr. Patrick was employed by the University of California, Los Angeles (UCLA) as the Director of the Office of Intellectual Property Administration, where he was responsible for the patenting and licensing of intellectual property arising out of UCLA.  He is a director of CRH Medical Corporation and the Chairman of the board of Seattle Biomedical Research Institute.  Mr. Patrick holds a Bachelor of Economics degree and a Masters in Business Administration from the University of Washington.

Peter Thompson - Director

Dr. Thompson has served as one of our directors since July 2010.  He is a proven biotechnology executive and entrepreneur with over 20 years of experience in the industry. He co-founded Trubion Pharmaceuticals, and served as CEO and Chairman from its inception through its successful IPO on NASDAQ and as a public company until his retirement in 2009. Dr. Thompson is the former Vice President & General Manager of Chiron Informatics at Chiron Corporation and held various executive positions in Becton Dickinson, including Vice President, Research and Technology Department of BD Bioscience, prior to joining Chiron. Dr. Thompson is a co-founder of iMetrikus, a clinical decision support company, where he served as CEO and Chairman. He is the founder and Managing Director of Strategicon Partners, an investment and management services company. He serves as a director of Anthera (NASDAQ: ANTH), CoDa Therapeutics, and Principia. Dr. Thompson is an Ernst & Young Entrepreneur of the Year awardee, an inventor on numerous patents, a board-certified internist and oncologist, and was on staff at the National Cancer Institute following his internal medicine training at Yale University.

Jonathan Wang - Director

Dr. Wang has served as one of our directors since July 2010.  He is a Senior Managing Director, Asia at OrbiMed. He is a co-founder and partner at OrbiMed's Asia-focused VC fund. Previously, he was General Manager at Burrill Greater China Group and worked for WI Harper Group and Walden International, two pioneers in the Asia-related VC industry. At WI Harper, Dr. Wang was a Managing Director, overseeing the firm's life sciences activities worldwide. Dr. Wang is a Board Director at ForteBio, Inc., EA, Inc. and PharmAbcine, Inc. He is also co-founder of and former Chairman of The BayHelix Group, a premier organization of Chinese life sciences business leaders. He holds a Ph.D. in Molecular Neurobiology from Columbia University where he obtained scientific training under the supervision of Dr. Eric Kandel, a Nobel Laureate. He was rewarded the presitious Howard Hughes Medical Institute (HHMI) Research Fellowship for his research at Columbia.  Dr. Wang also earned an M.B.A. from Stanford University.

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

Livleen Kaler, CMA – Vice President, Finance and Administration and Chief Financial Officer

Ms. Kaler has served as our Vice President, Finance and Administration and Chief Financial Officer since June 2009.  From December 2008 until June 2009, Ms. Kaler served as our Director, Finance and Administration.  From December 2006 until December 2008, Ms. Kaler served as our Controller.  Ms. Kaler has over 10 years of financial management experience in several industries.  From January 2006 until December 2006, she served as the Director of Finance at Infosat Communications, a subsidiary of Bell Canada and a leading North American provider and integrator of satellite communication solutions.  Ms. Kaler, who joined Infosat in August 2002, successfully led the financial integration of three North American acquisitions, managed the accounting and finance functions through a period of exponential revenue growth, and was responsible for consolidated financial statements for 2 US subsidiaries and 5 Canadian offices during her tenure at Infosat.  Ms. Kaler earned her Accounting and Finance diploma from the College of New Caledonia, attended the University of Northern British Columbia and received her designation as a Certified Management Accountant (CMA) in 2001 from the Society of Management Accountants of British Columbia.

Paul C. Harris, Ph.D. - Chief Scientific Officer

Dr. Harris has been our Vice President, Research and Development since June 1998 and Chief Scientific Officer since August 2010.  Dr. Harris brings over 30 years of experience in the medical diagnostic and device industry including previous positions as Director of R&D at STC Technologies, Director of Systems Engineering and Manufacturing Operations at Microprobe Corporation and Vice President, Engineering at Cellpro lnc.  As director of Systems Development at Genetic Systems division of Sanofi Diagnostics Pasteur for eight years, he led a team to develop the Combo System, the first automated system to test for AIDS and hepatitis, and later, the OMNI Procession analyzer.  Dr. Harris received his Ph.D. degree in 1980 from the University of California, Irvine in Molecular Biology and Biochemistry, specializing in Immunology.

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

Compensation Elements for Senior Executives

The compensation package for senior executives is composed of the following salary elements: base salary, short-term incentive and stock options. The overall compensation package has at risk components that vary from year to year depending on our business results and individual performance.

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

The Vice President, Finance & Administration and Chief Financial Officer is eligible for an incentive of up to 25% of base salary.

The Chief Scientific Officer is eligible for an incentive of up to 40% of base salary.  This incentive is higher than the normal incentive of up to 25% of base salary in order to increase his total compensation and tie a significant portion of that compensation to the achievement of critical Company milestones.

The Corporate Performance Goals for 2010:

•	Focus on continued growth of Clinical product sales globally;

•	Raise sufficient capital to take the Company to cash flow positive state by the end of 2011;

•	Focused Cardiac product revenue growth in international territories especially in China, Europe, and the Middle East;

•	Petition FDA for NT-proBNP CLIA-waiver;

•	Complete clinical trial for next-generation Troponin l assay; and

•	Pursue other clinical diagnostic players (i.e., tumor markers, renal disease monitoring, gynaecological diagnostics, coagulation, TDM, dental pathogens, etc.).

Following a year-end assessment the Board reviews and approves the aggregate of all awards payable and they are a paid out within the first six months of the following year.  In 2010, in order to conserve cash, the Senior Executives and the Board decided not to pay out short term incentive for the year.

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

Perquisites

Senior executives benefit from automobile and accommodation allowances. The 2010 annual value of perquisites for each of the Chief Executive Officer, Chief Operating Officer, Vice President, Finance &Administration and Chief Financial Officer, and Chief Scientific Officer were in aggregate worth less than $50,000 or 10% of such senior executive’s total salary for the year ended 31 December, 2010.

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

As at 31 December 2010, we had the following Named Executive Officers: S. Wayne Kay, Chief Executive Officer, Livleen Kaler, Vice President, Finance & Administration and Chief Financial Officer, and Dr. Paul C. Harris, Chief Scientific Officer.

Summary Compensation Table

The following table is a summary of compensation paid or payable to the Named Executive Officers for each of our three most recently completed financial years:

		Annual Compensation			Long-term Compensation
NEO Name and Principal Position	Year	Salary ($)	Short-term Incentive (4) ($)	Other Annual Compensation (5) ($)	Securities Under Options Granted (#)
S. Wayne Kay, Chief Executive Officer	2010 2009 2008	364,095 403,224 369,112	Nil Nil 85,684	Nil Nil Nil	50,000 Nil 50,000
Duane A. Morris,(1) Chief Operating Officer	2010 2009 2008	447,820 259,215 237,286	Nil Nil 130,213	Nil Nil Nil	Nil Nil 25,000
Livleen Kaler,(2) Vice President, Finance and Administration and Chief Financial Officer	2010 2009 2008	150,000 142,160 N/A	Nil Nil N/A	Nil Nil N/A	Nil 15,000 N/A
Paul C. Harris, PhD Chief Scientific Officer	2010 2009 2008	171,011 171,045 209,797	Nil Nil 68,140	Nil Nil Nil	12,500 Nil 10,000
Ingo Beck,(3) Senior Director, Manufacturing	2010 2009 2008	171,873 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A

1.	Duane A. Morris ceased to be the Chief Operating Officer on October 29, 2010. The 2010 salary figure includes an amount related to severance, which is payable in April 2011.
2.
Livleen Kaler was appointed Vice President, Finance and Administration and Chief Financial Officer on 10 June 2009.  For 2009, the compensation noted also includes her income from 1 January 2009 until 9 June 2009, when she served as our Director, Finance & Administration.

3.	Ingo Beck is not a Named Executive Officer but he is included as his salary exceeded $150,000 in 2010.

4.	2008 Short Term Incentive includes amounts paid in 2008 for incentives earned in 2007.
5.	Perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total annual salary for any Named Executive Officer.

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

Performance Graph

	2005	2006	2007	2008	2009	2010

RBM	100	146	162	18	26	7

S&P/TSX Composite	100	115	123	80	104	119

The following graph shows the total cumulative return over five years for a shareholder of Response on an investment of $100 compared to the S&P/TSX composite index.

Response’s total shareholder return decreased 93% over the last five years.  Response’s share price climbed 62% from 2005 to 2007, prior to a severe decline in 2008.  This decline in late 2008 was consistent with that of the broader market decline as shown in the S&P/TSX composite index and rose slightly but remained low throughout 2009 and fell further in 2010 (see graph).  In comparing Named Executive Officer compensation over the same five-year period, compensation (base salary and short-term incentive plan) increased by 35% compared to the cumulative 93% erosion in shareholder return.  The 35% increase in salaries from 2005 to 2010 is due to personnel changes in the CEO and COO positions and resulted from market based salaries required to attract appropriate personnel to replace the incumbents.  The Compensation Committee is of the view that the market price of our shares in 2010 has been predominately affected by external factors over which we have no control and does not reflect our overall performance.

Options Granted During the Most Recently Completed Financial Year

The following table sets out incentive stock options granted during the most recently completed financial year to Named Executive Officers:

NEO Name	Common Shares Under Options Granted (#)	Percentage of Total Options Granted to Employees in Financial Year	Exercisable or Base Price ($ / Security)	Market Value of Securities Underlying Options on the Date of Grant ($ / Security) (1)	Expiration Date
S. Wayne Kay	50,000	38%	0.43	0.43	9 November 2015

Duane A. Morris	Nil	N/A	N/A	N/A	N/A

Livleen Kaler	Nil	N/A	N/A	N/A	N/A

Paul C. Harris	12,500	10%	0.41	0.41	1 December 2015

(1)	The market value is calculated as the closing market price of our shares on the TSX on the day prior to grant date for each option.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed financial year as well as the financial year-end value of stock options held by the Named Executive Officers.

NEO Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End Exercisable / Unexercisable ($) (1)

S. Wayne Kay	Nil	N/A	87,500/162,500	Nil/Nil

Duane A. Morris(2)	Nil	N/A	27,500/Nil	Nil/Nil

Livleen Kaler	Nil	N/A	7,750/22,250	Nil/Nil

Paul C. Harris	Nil	N/A	28,125/24,375	Nil/Nil

(1)
In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year-end exceeds the option exercise price.  The market value is calculated as the closing market price of our shares as at 31 December 2010, (i.e. the financial year end) on the TSX, which was $0.345 less the exercise price for each option.

(2)	Duane A. Morris ceased to be an employee of the Company on October 29, 2010. The above noted options expired on 27 January, 2011.

Termination of Employment, Change in Responsibilities and Employment Contracts

As of 31 January 2011, of the Named Executive Officers serving at the end of the most recently completed financial year, S. Wayne Kay, Livleen Kaler and Dr. Paul C. Harris have employment agreements with us.

Employment Agreement - S. Wayne Kay

Effective September 11, 2007, we entered into an employment agreement with Mr. Kay pursuant to which he agreed to provide his services to us in the capacity of Chief Executive Officer for a term to continue until terminated.  Under the agreement, Mr. Kay is: paid an annual salary of US$350,000 equalized for taxes paid as a result of being employed by a Canadian versus US employer; eligible to participate in our stock option plan, with an initial grant of an option to purchase up to 1,500,000 of our common shares; eligible to participate in our employee medical, dental and life insurance plans; to be reimbursed for reasonable out of pocket expenses including commuting and accommodation costs of up to $2,000 per month; and, eligible to earn incentive bonuses for nominally 30% of his annual salary.  The agreement provides for a severance payment of one month’s salary in the event that there is cause for dismissal.  The agreement further provides for a salary continuation equal to 12 months salary plus two additional months’ salary for each year he is employed by us up to a maximum of 18 months in the event that we terminate Mr. Kay’s employment without cause.  The agreement provides that within thirty (30) days of a Change of Control Mr. Kay may voluntarily terminate his employment by providing written notice to us. The termination and end of employment will be effective six (6) months from the date of the notice.  Mr. Kay will be paid and continue to be employed for the six (6) months and then he will be entitled to a lump sum payment equal to 24 months of salary and if the transaction in which the Change in Control occurs is effected at a value that reflects or implies a Market Capitalization at:  (a) equal or greater than US $100 million but less than US $150 million an additional lump sum payment of .01 times that Market Capitalization or (b) equal to or greater than US $150 million, an additional lump sum payment of US$1.5 million, such payments to be made six months after termination and end of employment.

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

Employment Agreement - Paul C. Harris, PhD

Effective 1 January 2008, we entered into an employment agreement with Dr. Harris pursuant to which he agreed to provide his services to us in the capacity of Chief Scientific Officer for a term to continue until terminated.  Under the agreement, Dr. Harris is: paid an annual salary of US$214,300; eligible to participate in our stock option plan; to participate in our employee medical, dental and life insurance plans; to be reimbursed for reasonable out of pocket expenses; and eligible to earn incentive bonuses for nominally 40% of his annual salary.  The agreement provides for a severance payment of one month’s salary in the event that there is cause for dismissal.  The agreement further provides for a severance payment equal to three months salary plus two additional months’ salary for each year he is employed by us or under contract to us up to a maximum of 12 months in the event that we terminate Dr. Harris’ employment without cause.  The agreement provides that within thirty (30) days of a Change of Control Dr. Harris may voluntarily terminate his employment by providing written notice to us. The termination and end of employment will be effective six (6) months from the date of termination, or earlier if agreed to by the acquiring Company.   In such a case, Dr. Harris shall be paid and continue to be employed for said six months and then he will be entitled to a lump sum payment equal to 12 months of salary.

Compensation of Directors

During our fiscal year ended 31 December 2010, no director who is not also a Named Executive Officer, received compensation for services provided to us in their capacities as directors, consultants or otherwise, except as described below.

For the year ended 31 December 2010 fees totaling $79,500 were incurred.

During our fiscal year ended 31 December 2010, we made no stock option awards to directors who are not also Named Executive Officers.

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

The Audit Committee

Audit Committee Charter

Our audit committee charter, as adopted on 27 April 2005 and as amended 10 November  2006, 24 April 2007 and 17 March 2008 is attached as Exhibit 15.1.  A summary of the terms of reference include the following:

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

Composition and Relevant Experience

At the present time, the audit committee is comprised of Richard K. Bear (Chair) (independent and financially literate in accordance with NI 52-110), Dr. Richard J. Bastiani (independent and financially literate), Todd R. Patrick (independent and financially literate) and Dr. Peter Thompson (independent and financially literate).  Our Board of Directors has determined that Mr. Bear qualifies as an “audit committee financial expert” as defined by Item 16A of Form 20-F.  A description of the education and experience of each audit committee member may be found above under the heading, “Directors and Officers”.

Pre-Approval of Non-Audit Services

All audit and non-audit services performed by our auditors for the 12-month period ended 31 December 2010 were pre-approved by our audit committee.  In accordance with our audit committee charter, all audit and non-audit services performed by our auditors will continue to be pre-approved by our audit committee.

External Auditor Services (By Category)

See Item 16C – Principal Accountant fees and services for the fees billed by our external auditors in each of the last two fiscal years.

The Compensation Committee

The Compensation Committee is composed of Dr. Anthony F. Holler (Chair), Todd R. Patrick and Dr. Jonathan Wang.  All members are independent directors (determined in accordance with MI 52-110).  The Compensation Committee provides, on behalf of the Board, detailed review, oversight and approval of the our policies, practices and procedures relating to human resources to ensure ongoing, long-term development and deployment of high-caliber senior management resources. The committee: reviews the performance of the Chief Executive Officer and is responsible for succession planning for the Chief Executive Officer position; reviews compensation to ensure the relationship between senior management performance and compensation is appropriate and set with reference to competitive benchmarks, and monitors succession planning for senior management.

The Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is currently composed of Dr. Peter Thompson (Chair), Dr. Anthony F. Holler, Todd R. Patrick and Richard K. Bear, all of whom are independent directors (determined in accordance with MI 52-110).  The committee: identifies and recommend candidates for election to the Board in consultation with the Chief Executive Officer, makes recommendations relating to the duties and membership of committees of the Board, advises the Board on all matters relating to corporate governance directorship practices, including the criteria for selecting directors, and policies relating to tenure and retirement of directors, recommends processes to evaluate the performance and contributions of individual directors and the Board as a whole and approve procedures designed to provide that adequate orientation and training are provided to new members of the Board, monitors the effectiveness of the committees of the Board and ensures that all of the required committees are put in place, assists management in establishing a succession plan for all senior officers, develops policies to govern our approach to corporate governance issues, and provides a forum for concerns of individual directors about matters not easily or readily discussed in a full Board meeting, reviews the size of the Board, its composition and its efficiency in order to make the necessary corrections in relation to our long-term needs and in accordance with our strategic development plan, and ensures that our policies on continuous disclosure and communications with analysts are updated as required and are provided to all new directors and management.

C.	Employees

As at 31 January 2011, we had 66 full time and part time employees and two consultant positions.  As at 31 December 2010, we had 74 full and part time employees on staff and two consultants.  As at 31 December 2009, we had 115 full and part time employees on staff and 1.5 consultants.  As at 31 December 2008, we had 110 full and part time employees on staff and three consultants.

Of the 74 full and part-time employees as at 31 December 2010, 72 employees worked out of our Vancouver location and two employees worked from separate locations in the United States.  Our 66 employees and two consultants as at 31 January 2011 are distributed among our operational groups as follows.  The research and development team consists of 18 employees, which have a core competency in immunoassay development, engineering, regulatory and quality management.  Specialized engineers are employed to implement specific design requirements of the RAMP® system.  In this way we are committed to long-term development of the product.  The operations group consists of 35 employees and has experience developing and implementing operating systems and directing manufacturing operations for in vitro diagnostic medical device manufacturing firms.  The sales, marketing and business development group consists of 5 employees and has experience in bringing POC diagnostics products to market.  The administrative group, including the Chief Executive Officer and Vice President, Finance and Administration and Chief Financial Officer, consists of 8 employees and two consultants and has experience in the areas of finance, accounting, investor relations, information technology, human resources, administration and strategic and operational planning.

D.	Share Ownership

The following table sets out details of our shares, options and warrants that are directly or indirectly held by directors and executive officers as at 31 January 2011 based on 38,950,262 common shares issued and outstanding on such date:

Name	Number of Common Shares	Percentage of Outstanding Common Shares	Number of Common Shares held under Options and Warrants	Exercice Price	Expiration Date
S. Wayne Kay	67,670	<1.0%	150,000 50,000 50,000 335,000(1) 585,000	$10.70 $1.20 $0.43 $2.00	11 September 2012 2 December 2013 09 November 2015 31 October 2011
Richard J. Bastiani, PhD	133,333	<1.0%	40,000 5,000 5,000 5,000 66,666(1) 121,666	$5.80 $8.80 $1.20 $1.15 $2.00	30 March 2011 4 December 2012 2 December 2013 10 December 2014 31 October 2011
Richard K. Bear	66,660	<1.0%	40,000 5,000 5,000 5,000 33,330(1) 88,330	$5.80 $8.80 $1.20 $1.15 $2.00	30 March 2011 4 December 2012 2 December 2013 10 December 2014 31 October 2011
Anthony F. Holler, MD	368,350	~1.45%	40,000 5,000 5,000 5,000 91,666(1) 146,666	$5.80 $8.80 $1.20 $1.15 $2.00	30 March 2011 4 December 2012 2 December 2013 10 December 2014 31 October 2011
Todd R. Patrick	182,900	<1.0%	40,000 5,000 5,000 5,000 33,500(1) 88,500	$5.80 $8.80 $1.20 $1.15 $2.00	30 March 2011 4 December 2012 2 December 2013 10 December 2014 31 October 2011

Peter Thompson, PhD	Nil	N/A	Nil	N/A	N/A

Jonathan Wang, MD	Nil	N/A	Nil	N/A	N/A

Name	Number of Common Shares	Percentage of Outstanding Common Shares	Number of Common Shares held under Options and Warrants	Exercice Price	Expiration Date
Paul C. Harris, Ph.D	22,800	<1.0%	12,500 8,750 8,750 10,000 12,500 52,500	$5.80 $5.20 $8.80 $1.20 $0.41	7 March 2011 3 October 2011 4 December 2012 2 December 2013 1 December 2015
Livleen Kaler	2,750	<1.0%	10,000 5,000 15,000 30,000	$8.80 $1.20 $1.50	3 April 2012 2 December 2013 19 June 2014
TOTAL	844,463	2.2%	953,662
1	Represents warrants to purchase common shares. All other entries represent options to purchase common shares

Stock Option Plan

On 3 June 2008 the Board approved the adoption of a new stock option plan (the “2008 Plan”) replacing the previous plan that was approved by our shareholders on 3 May 2005 (the “2005 Plan”).  The shareholders of our Company approved the 2008 Plan on June 3, 2008.  The 2008 Plan is listed as Exhibit 4.16.

The purpose of the 2008 Plan is to provide us with a share-related mechanism to attract, retain and motivate qualified executives, employees and consultants, to provide incentive to such individuals to contribute toward our long-term goals, and to encourage such individuals to acquire our shares as long-term investments.

The Compensation Committee shall, from time to time and in its sole discretion, determine those executives, employees and consultants, if any, to whom options are to be granted; provided, however, that no option may be granted to a consultant that is in the United States or that is a U.S. Person (as defined in the 2008 Plan) unless such consultant is a U.S. Eligible Consultant.  A U.S. Eligible Consultant means a consultant that is a natural person that provides bona fide services to us, and said services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for our securities.

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

Stock Options

The following table summarizes all of our outstanding stock options as at 31 January 2011.

Date of Grant	Number of Options	Exercise Price	Expiry Date

8-Mar-06	12,500	5.80	6-Mar-11

30-Mar-06	160,000	5.80	30-Mar-11

20-Apr-06	4,000	11.00	20-Apr-11

20-May-06	2,000	7.80	20-May-11

23-May-06	1,350	7.80	23-May-11

7-Jun-06	385	7.50	7-Jun-11

19-Jun-06	385	7.50	19-Jun-11

5-Jul-06	550	7.20	5-Jul11

17-Jul-06	770	5.50	17-Jul-11

1-Aug-06	385	6.50	1-Aug-11

25-Aug-06	1,130	4.90	25-Aug-11

28-Aug-06	7,500	5.10	28-Aug-11

3-Oct-06	10,235	5.20	3-Oct-11

18-Jan-07	19,900	6.60	18-Jan-12

3-Apr-07	25,330	8.80	3-Apr-12

14-Jun-07	1,261	10.50	14-Jun-12

11-Sep-07	150,000	10.70	11-Sep-12

26-Sep-07	25,920	10.20	26-Sep-12

4-Dec-07	38,270	8.80	4-Dec-12

2-Apr-08	17,972	6.90	2-Apr-13

21-Apr-08	1,500	7.30	21-Apr-13

2-Dec-08	121,270	1.20	2-Dec-13

19-Jun-09	15,000	1.50	19-Jun-14

10-Dec-09	57,485	1.15	10-Dec-14

9-Nov-10	50,000	0.43	9-Nov-15

1-Dec-10	78,290	0.41	1-Dec-15

TOTAL:	803,388

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other person or entity.  The following table sets forth certain information concerning the beneficial ownership of our common shares as to each person known to us that is the beneficial owner of 5 percent or more of our outstanding shares as at 28 February 2011.

Title of Class	Identity of Person or Group	Number of Shares (1)	Percent of Class (2)

Common Shares	OrbiMed Advisors, LLC	14,561,500(3)	37.38%

(1)
Includes securities for which the person has or shares the underlying benefits of ownership, including the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities.

(2)	Percent of class is calculated by dividing the number of shares beneficially owned by the person, by the number of our common shares outstanding as at 31 January 2011, which was 38,950,262.

(3)	Based on information provided by a consultant of OrbiMed Advisors, LLC

Our Annual Report on Form 20F for the year ended 31 December 2009 as filed on 31 March 2010 included Beutel, Goodman & Company Ltd. as a beneficial owner of 9.84% and 3M Company as a beneficial owner of 5.81% of the common shares of Response Biomedical.  Beutel Goodman is no longer a shareholder of Response has they have since sold 100% of their investment in Response.  3M Company’s investment in Response was diluted to less than 5% ownership as a result of OrbiMed’s investment in the private placement financing in July 2010.

Our major shareholders do not have different voting rights than other shareholders.

As at 31 January 2011, we had 31 registered shareholders with addresses in the United States holding approximately 17,706,468 common shares or approximately 45 percent of the total number of issued and outstanding shares.  U.S. residents own 2,103,246 of the warrants outstanding as at 31 January 2011.  Residents of the United States may beneficially own common shares and warrants registered in the names of non-residents of the United States.

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

Indebtedness of Related Parties

None of our (a) affiliates, (b) associates, (c) shareholders with a significant influence over our Company (or close family members of such shareholders), (d) directors or executive officers or any of their close family members, or (e) any enterprise substantially owned by any person described in (c) or (d) have been indebted to us since 1 January 2010, or whose indebtedness to another entity has been the subject of a guarantee, support agreement or similar arrangement provided by us, during the three most recently completed fiscal years.

Other Transactions of Related Parties

None of our (a) affiliates, (b) associates, (c) shareholders with a significant influence over our Company (or close family members of such shareholders), (d) directors or executive officers or any of their close family members, or (e) any enterprise substantially owned by any person described in (c) or (d) have been involved in material transactions or proposed material transactions, or transactions that are unusual in their nature or conditions involving our Company since 1 January 2010, except as disclosed elsewhere in this report.

For the year ended 31 December 2010, directors’ fees totaling $79,500 were incurred by the Company for routine services provided by non-management members of the Board of Directors [2009 - $84,000; 2008 - $87,000].

The Company retains a law firm in which a corporate partner was a non-management member of the Board of Directors until 3 May 2010.  For the year ended 31 December 2010 and during the period in which the corporate partner was a non-management member of the Board of Directors, the Company incurred legal expenses from this law firm totaling $15,797 [2009 - 175,888; 2008 - $29,477].

During the year ended 31 December 2010, the Company closed a private placement on 28 July 2010 consisting of 13,333,333 common shares at a price of $0.60 per share, for total gross proceeds of $8,000,000 before share issuance costs of $525,080 for net proceeds of $7,474,920.  Of the total share issue costs, $51,414 were paid in connection with due diligence legal expenses incurred by a Company which subsequent to the financing became a related party to the Company.  No such fees were incurred during the years ended December 31, 2009 or 2008.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

A.	Consolidated Statements and other Financial Information

Our audited consolidated financial statements, including our consolidated balance sheets, consolidated statements of loss and deficit, and consolidated statements of cash flows for the years ended 31 December 2010, 2009 and 2008, and the notes to those financial statements and the auditors’ report thereon, are included in this annual report under Item 17.

Export Sales

For our fiscal year ended 31 December 2010, we generated revenues from customers outside of Canada of $7,557,955 or 99 percent of total revenue of $7,610,827.  As our main geographic markets are outside our home country, it is expected that export sales will account for the majority of revenues from product sales in future years.

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

Significant Changes

There have been no significant changes since 31 December 2010.

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

The following table sets forth the high and low sales prices of our common shares on the TSX and TSX Venture Exchange (as applicable), for (i) each of the last five full fiscal years, (ii) each full financial quarter in the last two full fiscal years and any subsequent period, and (iii) each of the most recent six months:

	Common Share Price Canadian Dollars (1)
	High	Low
Most Recent Six Months:
Month ended 31 January 2011	$0.53	$0.32
Month ended 31 December 2010	$0.43	$0.30
Month ended 30 November 2010	$0.47	$0.37
Month ended 31 October 2010	$0.47	$0.41
Month ended 30 September 2010	$0.69	$0.40
Month ended 31 August 2010	$0.82	$0.63
Financial Quarters for Last Two Fiscal Years and any Subsequent Period:
Year ended 31 December 2010:
Quarter ended 31 December 2010	$0.47	$0.30
Quarter ended 30 September 2010	$0.86	$0.40
Quarter ended 30 June 2010 (2)	$1.50	$0.46
Quarter ended 31 March 2010 (2)	$2.50	$1.20
Year ended 31 December 2009:
Quarter ended 31 December 2009(2)	$1.70	$1.10
Quarter ended 30 September 2009(2)	$1.90	$1.20

Quarter ended 30 June 2009(2)	$2.50	$1.10
Quarter ended 31 March 2009(2)	$2.00	$1.00
Last Five Full Fiscal Years:
Fiscal year ended 31 December 2010(2)	$2.50	$0.30
Fiscal year ended 31 December 2009(2)	$2.50	$1.00
Fiscal year ended 31 December 2008(2)	$8.20	$0.80
Fiscal year ended 31 December 2007(2)	$13.50	$6.00
Fiscal year ended 31 December 2006(2)	$11.50	$4.70

(1)
All high and low sales prices up to 20 December 2007, represent prices of our common shares on the TSX Venture Exchange.  All high and low sales prices from 21 December 2007 represent prices of our common shares on the TSX.

(2)
On 26 May 2010, the Company implemented a share consolidation of the Company’s outstanding common shares on a ten (old) for one (new) basis.  The share price prior to that date has been multiplied by a factor of 10 to compensate for the share consolidation.

The following table sets forth the high and low sales prices of our common shares on the OTCBB for (i) each of the last three full fiscal years when we were listed on the OTCBB, (ii) each full financial quarter in the last two full fiscal years and any subsequent period, and (iii) each of the most recent six months:

	Common Share Price U.S. Dollars (1)
	High	Low
Most Recent Six Months:
Month ended 31 January 2011	$0.50	$0.33
Month ended 31 December 2010	$0.41	$0.30
Month ended 30 November 2010	$0.47	$0.35
Month ended 31 October 2010	$0.45	$0.40
Month ended 30 September 2010	$0.63	$0.38
Month ended 31 August 2010	$0.75	$0.58
Financial Quarters for Last Two Fiscal Years and any Subsequent Period:
Year ended 31 December 2010:
Quarter ended 31 December 2010	$0.47	$0.30
Quarter ended 30 September 2010	$0.75	$0.38
Quarter ended 30 June 2010 (1)	$1.50	$0.42
Quarter ended 31 March 2010(1)	$2.20	$1.10

Year ended 31 December 2009:
Quarter ended 31 December 2009 (1)	$1.70	$1.00
Quarter ended 30 September 2009 (1)	$1.80	$0.20
Quarter ended 30 June 2009 (1)	$2.40	$0.80
Quarter ended 31 March 2009 (1)	$1.70	$0.50
Last Five Full Fiscal Years:
Fiscal year ended 31 December 2010 (1)	$2.20	$0.30
Fiscal year ended 31 December 2009 (1)	$2.40	$0.20
Fiscal year ended 31 December 2008 (1)	$8.20	$0.50
Fiscal year ended 31 December 2007 (1)	$14.00	$4.50
Fiscal year ended 31 December 2006 (1)	$8.00	$4.10

(1)
On 26 May 2010, the Company implemented a share consolidation of the Company’s outstanding common shares on a ten (old) for one (new) basis.  The share price prior to that date has been multiplied by a factor of 10 to compensate for the share consolidation.

Our authorized capital consists of an unlimited number of common shares without par value, of which 38,950,262 were issued and outstanding as of 31 January 2011.

Our common shares, which have no par value, are issued in registered form.  The transfer agent and registrar for our common shares is Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9.  Our common shares have not been subject to any significant trading suspensions in the last three years.

B.  Plan of Distribution

Not applicable.

B.	Markets

See Item 9.A.

C.	Selling Shareholders

Not applicable.

D.	Dilution

Not applicable.

E.	Expenses of the Issue

Not applicable.

Item 10.  Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We were incorporated under the predecessor to the Business Corporations Act on 20 August 1980 under number 214840.  We have no restrictions on our business imposed by the Business Corporations Act.  At a meeting of shareholders held on June 21, 2005, shareholders approved certain changes to our constating documents in connection with our transition under the new Business Corporations Act that came into force on March 29, 2004, replacing the predecessor legislation that governed us, including among other things, a new form of articles of association and an increase in our authorized share capital from 100,000,000 common shares to an unlimited number of common shares without par value. The new articles require that a special resolution of the holders of common shares (which is required for substantive changes to the rights attached to the common shares or the creation of any new class of shares) have a two-thirds rather than a three-quarters majority of the votes cast.  We are authorized to issue an unlimited number of common shares without par value, of which 38,950,262 common shares were issued and outstanding as of 31 January 2011.  We do not have preferred shares or other classes of shares authorized.

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

The following are material contracts to which our Company has been a party, other than contracts entered into in the ordinary course of business, since 10 March  2009:

●
Subscription Agreement between the Company and the purchasers identified therein dated 27 June 2010, whereby the Company issued 13,333,333 common shares at a price of $0.60 per share for gross proceeds of approximately $8 million.  See Exhibit 4.29.*

*
Confidential portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

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

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed 26 September 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the U.S.;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●
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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (j) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S. subject to Section 877 of the Code, (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

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

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Company’s common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and, (b) thereafter, as gain from the sale or exchange of such common shares (see “Disposition of Common Shares” below).  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to common shares will constitute ordinary dividend income.  Dividends paid on common shares generally will not be eligible for the “dividends received deduction.”

For taxable years beginning before January 1, 2013, a dividend paid by the Company to a U.S. Holder who is an individual, estate or trustgenerally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met.  The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) common shares of the Company are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a PFIC for the taxable year during which the Company pays a dividend or for the preceding taxable year.  (See the section below under the heading "Passive Foreign Investment Company Rules").

If the Company is QFC, but a U.S. Holder is not eligible to qualify for the preferential tax rate applicable to dividends discussed above, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

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

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, common shares generally will be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 30% for payments made after 31 December 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS on a timely basis.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC (as defined below) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse tax consequences would apply to such U.S. Holder’s acquisition, ownership and disposition of common shares.

The Company generally will be a PFIC under Section 1297 of the Code if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income (the “income test”) or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”).  “Gross income” generally means all revenues less the cost of goods sold, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

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

The Company does not believe that it was a PFIC for the taxable year ended 31 December 2010.  However, the Company may have been a PFIC during prior years in which the Company did not have significant product sales revenues or contract service revenues.  The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this document.  Consequently, there can be no assurance regarding the Company’s PFIC status for any taxable year during which U.S. Holders hold common shares, and there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

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

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

We conduct a considerable amount of our business outside of Canada and many of our purchase and sales transactions in our fiscal year ended 31 December 2010 were made in U.S. dollars.  For this purpose, we maintain U.S. currency accounts for transactions in U.S. dollars.  Our business transactions gave rise to a foreign exchange loss of $85,484 in fiscal year 2010, a foreign exchange loss of $104,427 in fiscal year 2009, and a foreign exchange gain of $6,113 in fiscal year 2008.  We do not have any foreign currency hedging instruments in place.

As at 31 December 2010, a hypothetical 10% change (+/-) in the value of the U.S. dollar relative to the value of the Canadian dollar, based on the closing buying rate for cable transfers in foreign currencies as certified for customs purposes by the Bank of Canada on 31 December 2010, would have had approximately an $85,000 effect on our contractual obligations as reported in Item 5.F. Tabular Disclosure of Contractual Obligations”.

Item 12.  Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of the disclosure controls and procedures (as defined in Rule 13a-15(e) under the United States Securities Exchange Act of 1934, as amended) of the Company as at 31 December 2010.  Based upon the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as at 31 December 2010, our disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the United States Securities Exchange Act of 1934, as amended) for us.  Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of 31 December 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based upon their assessment, our management concluded that, as of 31 December 2010, our internal control over financial reporting was effective. The Company’s internal control over financial reporting was not subject to attestation by its independent registered public accounting firm pursuant to the rules of the SEC that permit it to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting occurred during the fiscal year ended 31 December 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.  Audit Committee Financial Expert

Our Board of Directors has determined that Richard Bear qualifies as an “audit committee financial expert” as defined by Item 16A of Form 20-F.  Mr. Bear is chair of the audit committee and is a non-management director.  Mr. Bear is “independent” under the independence standards of the Nasdaq Stock Market.

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

Item 16C.  Principal Accountant Fees and Services

The aggregate fees billed by our external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees (1)	Tax Fees (2)	All Other Fees (3)
2010 2009	$131,709 $210,533	$6,189 $116,905	Nil $5,550	$9,926 $77,493

(1)	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees". In 2009, includes fees related to SOX compliance.
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees incurred in relation to the public offering in May 2009, recorded to share issue costs.

Before we engage our external auditors to render audit or non-audit services, the engagement is pre-approved by our audit committee.  Our audit committee reviews our external auditors’ engagements letters for audit and non-audit services.  All of the services provided by our external auditors during 2010 and 2009 were pre-approved by the audit committee in this manner.

Item 16D.  Exemptions From the Listing Standards For Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G Corporate Governance

Not applicable. Our common shares are quoted on the OTC Bulletin Board in the United States.

PART III

Item 17.  Financial Statements

We are filing with this annual report, pursuant to Item 17, audited consolidated financial statements of our Company, including the consolidated balance sheets, consolidated statements of loss and deficit and consolidated statements of cash flows, as at 31 December 2010 and 2009 and for the years ended 31 December 2010, 2009 and 2008, the notes to those statements and the auditors’ report thereon.

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

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control.  The Board of Directors exercises this responsibility principally through the Audit Committee.  The Audit Committee consists of four directors not involved in the daily operations of the Company.  The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

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

INDEPENDENT AUDITORS’ REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Response Biomedical Corporation

We have audited the accompanying consolidated financial statements of Response Biomedical Corporation [the “Company”], which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of loss, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Response Biomedical Corporation as at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Emphasis of matter

Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements which indicates that the Company had a deficit of $100,311,686 as at December 31, 2010. This condition, along with other matters as set forth in note 1, indicates the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

Vancouver, Canada,
March 10, 2011.	Chartered Accountants

Consolidated Financial Statements

Response Biomedical Corporation

(Expressed in Canadian dollars)

December 31, 2010 and 2009

Response Biomedical Corporation

Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation and Going Concern Uncertainty]

(Expressed in Canadian dollars)
	December 31,	December 31,
	2010	2009
	$	$

ASSETS
Current
Cash and cash equivalents	4,346,992	5,073,471
Trade receivables, net [note 5]	1,717,554	2,059,635
Other receivables	100,885	45,996
Inventories [note 6]	3,040,755	2,185,160
Prepaid expenses and other	201,853	238,158
Total current assets	9,408,039	9,602,420
Long-term prepaids	122,700	1,329
Restricted investments [notes 4 and 9[iii]]	905,112	901,093
Property, plant and equipment [note 7]	9,599,605	10,845,786
Intangible assets [note 8]	65,534	113,568
	20,100,990	21,464,196

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable [note 5]	729,187	1,049,242
Accrued and other liabilities [notes 5 and 12]	1,050,802	524,763
Lease inducements - current portion [note 9]	466,388	435,537
Deferred revenue - current portion [note 10]	550,379	594,349
Total current liabilities	2,796,756	2,603,891
Lease inducements [note 9]	8,656,744	9,123,132
Deferred revenue [note 10]	122,880	90,631
	11,576,380	11,817,654
Commitments and contingencies [note 14]
Shareholders’ equity
Share capital [note 11[b]]	97,014,620	89,084,660
Contributed surplus [note 11[b]]	11,821,676	11,262,192
Deficit	(100,311,686)	(90,700,310)
Total shareholders’ equity	8,524,610	9,646,542
	20,100,990	21,464,196
See accompanying notes

On behalf of the Board:

S. Wayne Kay (Director)	Richard K. Bear (Director)

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF LOSS,

COMPREHENSIVE LOSS AND DEFICIT

(Expressed in Canadian dollars)

Years ended December 31,	2010	2009	2008
	$	$	$

REVENUE
Product sales [note 15]	7,254,761	8,153,049	4,899,841
Cost of sales [note 11[d]]	7,129,230	7,933,704	5,227,156
Gross profit on product sales	125,531	219,345	(327,315)

Contract service fees and revenues from collaborative
research arrangements [note 15]	356,066	1,793,220	976,496
	481,597	2,012,565	649,181
EXPENSES
Research and development [note 11[d]]	4,106,267	5,635,692	6,776,691
General and administrative [notes 5, 11[d] and 12]	3,696,819	3,299,042	4,451,224
Sales and Marketing [note 11[d]]	1,413,171	1,668,220	2,425,673
	9,216,257	10,602,954	13,653,588

OTHER EXPENSES (INCOME)
Interest expense [note 9 [iii]]	806,065	857,731	785,790
Interest income	(14,833)	(9,016)	(119,905)
Gain on disposal of assets	-	-	(523)
Foreign exchange loss (gain)	85,484	104,427	(6,113)
	876,716	953,142	659,249
Loss and comprehensive loss for the year	(9,611,376)	(9,543,531)	(13,663,656)

Deficit, beginning of year	(90,700,310)	(81,156,779)	(67,493,123)
Deficit, end of year	(100,311,686)	(90,700,310)	(81,156,779)

Loss per common share - basic and diluted	(0.31)	(0.43)	(0.97)
Weighted average number of common shares
outstanding [note 11[b]]	31,173,823	22,209,393	14,067,597
See accompanying notes

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars)

Years ended December 31	2010	2009	2008
	$	$	$

OPERATING ACTIVITIES
Loss for the year	(9,611,376)	(9,543,531)	(13,663,656)
Add (deduct) items not involving cash:
Amortization of property, plant and equipment [note 7]	1,318,149	1,437,493	1,109,448
Amortization of intangible assets [note 8]	67,627	14,633	69,698
Amortization of deferred lease inducements [note 9]	(168,939)	(168,939)	(135,749)
Gain on disposal of property, plant and equipment	-	-	(523)
Restricted investments	(4,019)	2,155	2,813
Stock-based compensation [note 11 [d]]	640,431	1,037,713	737,147
Amortization of deferred costs	-	-	10,176
Deferred lease inducements	-	-	95,784
Other non-cash items	-	44,793	-
Changes in non-cash working capital
Trade receivables	342,081	(1,068,095)	(248,916)
Other receivables	(54,889)	14,480	1,270,728
Inventories	(855,595)	226,169	(1,257,823)
Prepaid expenses and other	(85,066)	218,002	21,909
Accounts payable	(320,055)	463,936	(1,531,628)
Accrued and other liabilities	526,039	(1,416,509)	626,092
Deferred revenue	(11,721)	535,433	(56,933)
Foreign exchange	60,755	124,147	(91,339)
Cash used in operating activities	(8,156,578)	(8,078,120)	(13,042,772)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(71,968)	(113,464)	(7,130,662)
Purchase of intangible assets	(19,593)	(13,904)	(59,926)
Proceeds on disposal of property, plant and equipment	-	-	6,364
Cash used in investing activities	(91,561)	(127,368)	(7,184,224)

FINANCING ACTIVITIES
Repayable lease inducement received	-	-	5,825,180
Repayment of repayable lease inducement	(266,598)	(243,778)	(222,248)
Proceeds from issuance of common shares, and
warrants, net of share issue costs and prepaid subscriptions	7,849,013	11,392,232	8,613,416
Cash provided by financing activities	7,582,415	11,148,454	14,216,348

Effect of changes in foreign currency rates
on cash and cash equivalents	(60,755)	(124,147)	91,339

Increase (decrease) in cash during the year	(665,724)	2,942,966	(6,010,648)
Cash and cash equivalents, beginning of year	5,073,471	2,254,652	8,173,961
Cash and cash equivalents, end of year	4,346,992	5,073,471	2,254,652

Supplemental Disclosure
Interest paid in cash	799,024	823,002	785,790
Non-cash activity:
Non-repayable leasehold improvement allowance received	-	-	1,262,581
See accompanying notes

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

1. DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

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

The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern.  The Company has sustained continuing losses since its formation and at December 31, 2010, had a deficit of $100,311,686 and has not generated positive cash flow from operations there is significant uncertainty about the Company’s ability to continue as a going concern.

Management has been able, thus far, to finance the operations through a series of debt and equity financings.  On July 28, 2010, the Company closed a private placement for net cash proceeds of approximately $7,474,920.  Management will continue, as appropriate, to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all.  In view of these conditions, the ability of the Company to continue as a going concern is dependent upon its ability to obtain such financing and, ultimately, on achieving profitable operations.  The outcome of these matters cannot be predicted at this time.  The consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

1. DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY (cont’d)

The accompanying consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position at December 31, 2010, 2009 and 2008 and its results of operations and its cash flows for the years then ended.

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

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Areas of significant estimates include stock-based compensation expense, the estimated life of property, plant and equipment, recoverability of long-lived assets and provisions for inventory obsolescence. Actual results could differ from those estimates.

Cash equivalents

Cash equivalents consist of investments having a maturity of 90 days or less at the time of acquisition.

Inventories

Raw material inventory is carried at the lower of actual cost, determined on a first-in first-out basis, and replacement cost.  Finished goods and work in process inventories are carried at the lower of weighted average cost and net realizable value.  Cost of finished goods and work in process inventories includes direct materials, direct labour and applicable overhead.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Property, plant and equipment

Property, plant and equipment is recorded at cost and amortized over the estimated useful lives using the straight-line method as follows:

Office and laboratory furniture and equipment Office and laboratory computer equipment Computer software Manufacturing equipment Manufacturing molds Leasehold improvements	5 years 3 years 2 years 5 years 2 years Term of lease

Intangible assets

Intangible assets consist of certain computer software recorded at cost and amortized using the straight-line method over 2 years.

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

Deferred lease inducements

Lease inducements arising from rent-free inducements and non-repayable leasehold improvement allowances received from the landlord are being amortized over the term of the lease on a straight-line basis.

Revenue recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant.  Sales are recorded net of discounts and sales returns.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured.  Upfront fees from collaborative research arrangements which are on-refundable, require the ongoing involvement of the Company and are directly linked to specific milestones are deferred and amortized into income as services are rendered. Upfront fees from collaborative research arrangements which are non-refundable, require the ongoing involvement of the Company and are not directly linked to specific milestones are deferred and amortized into income on a straight-line basis over the term of ongoing development.  Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refundability period has lapsed.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
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

Years ended December 31, 2010, 2009, 2008
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

The Company estimates forfeitures in arriving at its stock option expense.  These estimates are based on a number of factors and assumptions which are reviewed annually.  Changes to these assumptions could result in different stock-based compensation expense in the current and subsequent periods.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In 2005, the Accounting Standards Board announced that Canadian GAAP is to be converged with IFRS.  On February 13, 2008 the CICA confirmed that the use of IFRS is required for fiscal years beginning on or after January 1, 2011.  According to Section 4.1 of National Instrument 52-107, which governs GAAP requirements in Canada for Canadian listed entities, SEC Issuers may use U.S. GAAP.  The Company satisfies the definition of an SEC issuer and consequently is converting its primary basis of accounting from Canadian GAAP to U.S. GAAP as of January 1, 2011. For the year ended December 31, 2010, the differences between Canadian GAAP and U.S. GAAP are reconciled in Note 17.

In January 2009, the CICA issued Section 1582 - “Business Combinations”, together with Sections 1601 - “Consolidated Financial Statements”, and 1602 - “Non-Controlling Interests”  CICA 1582 replaces Section 1581 of the same name and establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  CICA 1601 replaces Section 1600 of the same name and carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests.  CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.  These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011.  The Company is adopting U.S. GAAP as of January 1, 2011 so these Canadian Handbook sections, that have not been adopted yet, may not apply.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
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

The Company has not revised its capital management strategies during the year ended December 31, 2010.

5. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, trade receivables, other receivables, accounts payable and accrued and other liabilities the carrying amounts approximate fair values due to their short-term nature.

The CICA issued Section 3862 – “Financial Instruments – Disclosures” and Section 3863 – “Financial Instruments – Presentation” to enhance the disclosure requirements and carrying forward unchanged the presentation requirements pertaining to the nature and extent of risks arising from financial instruments and how those risks are managed.  These standards were adopted by the Company in 2008, with no impact on the presentation and disclosure of the Company’s financial instruments.

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

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS (cont’d)

Since the Company does not have significant financial instruments requiring fair value measurements other than cash, Section 3862, as amended, does not have a material effect on the Company for the the year ended December 31, 2010.

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

Transaction costs (except for transaction costs related to held-for-trading financial statements which are expensed as incurred) are included in the carrying amounts of financial instruments on the balance sheet.

The Company has classified its cash and cash equivalents as held-for-trading.  Restricted investments are classified as held-to-maturity.  Trade receivables and other receivables are classified as loans and receivables.  Accounts payable, accrued and other liabilities and repayable leasehold improvement allowance are classified as other financial liabilities.

Carrying value and fair value of financial assets and liabilities as at December 31, 2010 and December 31, 2009 are summarized as follows:

	December 31, 2010		December 31, 2009

	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Held-for-trading	4,346,992	4,346,992	5,073,471	5,073,471
Loans and receivables	1,818,439	1,818,439	2,105,631	2,105,631
Held-to-maturity	905,112	905,112	901,093	901,093
Other financial liabilities	8,861,783	8,861,783	8,922,397	8,922,397

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS (cont’d)

Risks

The Company’s activities expose it to various risks including liquidity risk, credit risk and market risks such as currency risk, interest rate risk and other price risk.  The Company’s risk management activities are designed to mitigate possible adverse side effects on the Company’s performance with a primary focus on preservation of cash. Risk management activities are managed by the finance and accounting department.

Market Risk

Currency Risk

The Company is subject to foreign exchange risk as a significant portion of its revenues and expenditures are denominated in U.S. dollars.  Significant losses may occur due to significant balances of cash held in U.S. dollars that may be affected negatively by a decline in the value of the U.S. dollar as compared to the Canadian dollar.  The Company mitigates foreign exchange risk by maintaining a U.S. dollar bank account for all U.S. revenues and expenditures, thereby minimizing currency exchange.  A 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of approximately $239,000 in the Company's loss as a result of revaluing the Company’s balance sheet items as at December 31, 2010.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company’s exposure to interest rate risk is limited as its restricted investments are long-term in nature and the interest rate related to its repayable leasehold improvement allowance is fixed over the term of the lease.

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

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS (cont’d)

Credit Risk (cont’d)

As at December 31, 2010, four customers represent 89% [2009 - four customers represent 77%; 2008 – four customers represent 78%] of the trade receivables balance and at December 31, 2010 one customer represents 75% of the trade receivables balance.  For the year ended December 31, 2010, one customer represents 43%, one customer represents 13%, one customer represents 10% and one customer represents 5% of total product sales and in total 4 customers represent 71% [2009 – five customers represent 77%; 2008 – four customers represent 64%] of product sales. For the year ended December 31, 2010 four customers represent 100% [2009 - three customers represent 100%; 2008 – two customers represent 100%] of total service revenues.The Company reviews the collectability of its accounts receivable on a regular basis and establishes an allowance for doubtful accounts based on its best estimates of any potentially uncollectible accounts.  As at December 31, 2010, the balance of the Company’s allowance for doubtful accounts was $Nil [December 31, 2009 - $1,800].  The Company has good credit history with its customers and the amounts due from them are received as expected.

Pursuant to their respective terms, trade accounts receivables are aged as follows:

	December 31,	December 31,
	2010	2009
	$	$
Current	1,469,004	1,713,206
1-30 days past due	25,835	60,925
31-60 days past due	-	42,832
61-90 days past due	831	210,109
Over 90 days past due	221,884	34,363
	1,717,554	2,061,435
Allowance for doubtful accounts	-	(1,800)
	1,717,554	2,059,635

Some of the Company’s raw materials and services are provided by sole-source suppliers.  In the event a sole-sourced material or service becomes unavailable, there may be a delay in obtaining an alternate source, and the alternate source may require significant development and time to meet product specifications.  For the year ended December 31, 2010, the Company made purchases of approximately $587,500 from eight such key sole source suppliers [2009 - eight suppliers for total of $752,000; 2008 - eight suppliers for total of $419,000].

For the year ended December 31, 2010 the company incurred approximately $804,000 in severance costs as a result of a corporate restructuring initiative that lead to a reduction in workforce in all departments.  These charges were recorded in the General and Administrative department and of such charges $254,073 remains outstanding as an accrued liability payment as at December 31,2010.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS (cont’d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company continuously monitors actual and forecasted cash flows to ensure there is sufficient working capital to satisfy its operating requirements.

Pursuant to their respective terms, accounts payables are aged as follows:

	December 31,	December 31,
	2010	2009
	$	$
Current	473,791	771,253
1-30 days past due	186,284	259,728
31-60 days past due	66,853	599
61-90 days past due	2,258	7,922
Over 90 days past due	-	9,740
	729,187	1,049,242

6. INVENTORIES

	December,	December 31,
	2010	2009
	$	$
Raw materials	876,181	693,752
Work in process	567,777	811,371
Finished goods	1,596,797	680,037
	3,040,755	2,185,160

As at December 31, 2010, the inventory allowance was $43,277 [December 31, 2009 - $85,675]. For the year ended December 31, 2010, inventory write-downs and obsolescence charges were $645,360 [2009 - $278,054; 2008 - $253,690].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

7. PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

December 31, 2010
Office furniture and equipment	955,451	528,902	426,549
Office computer equipment	280,086	231,932	48,154
Laboratory furniture and equipment	569,901	515,039	54,862
Laboratory computer equipment	449,923	420,093	29,830
Computer software	44,957	38,666	6,291
Manufacturing equipment	2,114,201	1,019,507	1,094,694
Manufacturing molds	601,173	599,938	1,235
Leasehold improvements	9,769,669	1,831,679	7,937,990
	14,785,361	5,185,756	9,599,605

December 31, 2009
Office furniture and equipment	950,374	342,109	608,265
Office computer equipment	257,607	187,870	69,737
Laboratory furniture and equipment	568,132	489,337	78,795
Laboratory computer equipment	419,016	393,986	25,030
Computer software	38,325	37,605	720
Manufacturing equipment	2,109,096	644,779	1,464,317
Manufacturing molds	601,174	597,192	3,982
Leasehold improvements	9,769,669	1,174,729	8,594,940
	14,713,393	3,867,607	10,845,786

Amortization expense for the year ended December 31, 2010 amounted to $1,318,149 [2009 - $1,437,493; 2008 - $1,109,448].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

7. PROPERTY, PLANT AND EQUIPMENT (cont’d)

The following table shows amortization expense allocated by type of cost:

	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Cost of sales	855,263	903,490	637,632
Research and development	273,186	296,353	213,451
General and administrative	95,957	140,129	134,816
Marketing and business development	93,743	97,522	123,549
	1,318,149	1,437,494	1,109,448

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

The following plant and equipment were not yet in service and hence not amortized:

	December 31,	December 31,
	2010	2009
	$	$
Office furniture and equipment	-	6,448
Manufacturing equipment	105,117	107,847
Leasehold improvements	-	16,202
	105,117	130,497

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

8. INTANGIBLE ASSETS

		Accumulated	Net book
	Cost	Amortization	value
	$	$	$

December 31, 2010
Computer software	363,210	297,676	65,534

December 31, 2009
Computer software	343,617	230,049	113,568

Amortization expense for the year ended December 31, 2010 amounted to $67,627 [2009 - $14,633; 2008 - $69,698].

The following table shows amortization expense allocated by type of cost:

	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Cost of sales	5,595	2,673	12,731
Research and development	45,248	2,908	13,851
General and administrative	7,693	6,168	29,379
Marketing and business development	9,091	2,885	13,737
	67,627	14,633	69,698

Intangible assets to be held and used by the Company are periodically reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.  For intangible assets to be held and used, the Company bases its evaluation on such impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present.  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized for the difference between the carrying value and the fair value.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

9. LEASE INDUCEMENTS

During the year ended December 31, 2007 the Company entered into a 15 year facility lease agreement [Note 14[e][i]].  The agreement provides for lease inducements to be provided by the landlord to the Company.

		Accumulated	Net book
	Cost	reduction	value
	$	$	$

December 31, 2010
Rent-Free Inducement [i]	814,164	158,308	655,856
Non-Repayable Leasehold Improvement Allowance [ii]	1,700,800	315,318	1,385,482
Repayable Leasehold Improvement Allowance [iii]	7,814,418	732,624	7,081,794
	10,329,382	1,206,250	9,123,132

December 31, 2009
Rent-Free Inducement [i]	814,164	104,030	710,134
Non-Repayable Leasehold Improvement Allowance [ii]	1,700,800	200,657	1,500,143
Repayable Leasehold Improvement Allowance [iii]	7,814,418	466,026	7,348,392
	10,329,382	770,713	9,558,669

	December 31,	December 31,
	2010	2009
Summarized as to:	$	$
Current Portion
Rent-Free Inducement [i]	54,278	54,278
Non-Repayable Leasehold Improvement Allowance [ii]	114,661	114,661
Repayable Leasehold Improvement Allowance [iii]	297,449	266,598
Current Portion	466,388	435,537

Long-Term Portion
Rent-Free Inducement [i]	601,578	655,856
Non-Repayable Leasehold Improvement Allowance [ii]	1,270,821	1,385,482
Repayable Leasehold Improvement Allowance [iii]	6,784,345	7,081,794
Long-Term Portion	8,656,744	9,123,132

Total	9,123,132	9,558,669

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

9. LEASE INDUCEMENTS (cont’d)

The lease inducements disclosed on the consolidated balance sheets as a result of these benefits is comprised of the following:

[i]
In 2007, the Company negotiated a long-term facility lease agreement which included an eight and one half month rent-free period from May 17, 2007 to February 1, 2008.  The lease inducement benefit arising from the rent-free period is being amortized on a straight-line basis over the term of the operating lease as a reduction to rental expense.  Amortization expense for the year ended December 31, 2010 amounted to $54,278 [2009 - $54,278; 2008 - $49,753], respectively.

[ii]
The Company received a non-repayable allowance for an amount of $1.7 million for expenditures related to general upgrades to the facility.  The lease inducement benefit arising from the non-repayable leasehold improvement allowance is being amortized on a straight-line basis over the balance of the term of the lease beginning April 1, 2008 as a reduction to rental expense.  Amortization expense for the year ended December 31, 2010 amounted to $114,661 [2009 - $114,661; 2008 - $85,996], respectively.

[iii]
The Company received a repayable leasehold improvement allowance for an amount of $7.8 million used for additional improvements to the facility.  This lease inducement is being repaid over the term of the operating lease commencing February 1, 2008 at approximately $88,500 per month including interest calculated at an interest rate negotiated between the Company and the landlord.  Principal repayments for the year ended December 31, 2010 amounted to $266,598 [2009 - $243,778; 2008 - $222,248], respectively.

Future principal repayments due to be paid are estimated as follows:

December 31,	$
2011	297,449
2012	331,869
2013	370,272
2014	413,120
2015	460,926
Thereafter	5,208,158
7,081,794

To secure the lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $871,980 collaterized by a term deposit with market value of $875,052 [2009 - $871,059; 2008 - $872,757], which is presented as part of restricted investments in the long-term asset section of the consolidated balance sheets.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

10. DEFERRED REVENUE

	December 31,	December 31,
	2010	2009
	$	$
Beginning balance:
Product sales	169,279	149,547
Contract service fees and revenues from
collaborative research arrangements	515,701	-
	684,980	149,547
Additions:
Product sales	308,244	189,054
Contract service fees and revenues from
collaborative research arrangements	176,560	1,435,362
	1,169,784	1,773,963
Recognition of revenue:
Product sales	(323,190)	(169,322)
Contract service fees and revenues from
collaborative research arrangements	(173,335)	(919,661)

Ending balance:
Product sales	154,333	169,279
Contract service fees and revenues from
collaborative research arrangements	518,926	515,701
Total	673,259	684,980

Summarized as to:
Current Portion
Product sales	66,641	78,649
Contract service fees and revenues from
collaborative research arrangements	483,738	515,700
Current Portion	550,379	594,349

Long-Term Portion
Product sales	87,692	90,631
Contract service fees and revenues from
collaborative research arrangements	35,188	-
Long-Term Portion	122,880	90,631

Total	673,259	684,980

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS

[a]	Authorized - Unlimited common shares without par value.

[b]	Common share consolidation

The Company effected a share consolidation in accordance with the authority granted by shareholders at the Company’s annual general and special meeting on May 4, 2010 to permit it to implement a consolidation of the Company’s outstanding common shares on a 10 (old) for 1 (new) basis. The common shares began trading on the Toronto Stock Exchange and the OTC Bulletin Board in the United States on a consolidated adjusted basis on May 28, 2010.

The share consolidation affected all of the Company’s outstanding common shares, stock options and common share purchase warrants.  As a result of the consolidation, each shareholder of the Company holds 1 post-consolidation common share for every 10 pre-consolidation common shares.  In the event that a shareholder was entitled to receive a fractional share upon the share consolidation, such fraction was rounded down to the nearest whole number.  As a result of the consolidation, each common share warrant holder and stock option holder is now entitled to purchase one-tenth of one common share at the same exercise price as set out in the warrant certificate and stock option agreement, respectively.  The Company has reflected the consolidation retroactively.  Consequently, all share capital, common shares, stock options, common share purchase warrants and per share amounts are presented post-consolidation.

Issued

	Issued and Outstanding		Contributed
	Number	Amount	Surplus
	#	$	$
Balance, December 31, 2008	17,033,820	80,107,580	7,809,327
Issued for cash:
Public offering, net of issue costs [ii]	8,433,332	8,977,080	2,415,152
Stock-based compensation [note 11 [d]]	-	-	1,037,713
Balance, December 31, 2009	25,467,152	89,084,660	11,262,192
Issued for cash:
Private Placement, net of issue costs [i]	13,333,333	7,474,920	-
Exercise of stock options	270	324	-
Exercise of warrants	149,507	373,769	-
Issued for non-cash consideration:
Value of warrants exercised [ii]	-	80,785	(80,785)
Stock-based compensation related to stock options exercised	-	162	(162)
Stock-based compensation [note 11 [d]]	-	-	640,431
Balance, December 31, 2010	38,950,262	97,014,620	11,821,676

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[i]
The Company closed a private placement on July 28, 2010 consisting of 13,333,333 common shares at a price of $0.60 per share, for total gross proceeds of $8,000,000 before share issuance costs of $525,080 for net proceeds of $7,474,920.

[ii]
The Company closed a public offering on May 21, 2009 consisting of 8,433,332 units at a price of $1.50 per share, for total gross proceeds of $12,650,000 before share issuance costs of $1,257,768 for net proceeds of $11,392,232.

Each unit is comprised of one common share and one-half of one transferable common share purchase warrant for a total of 4,216,666 common share purchase warrants.  Each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $2.50 per share for a period of 24 months from the closing date.

In connection with the financings, the Company paid cash commissions of $742,588, legal and professional fees of $266,976 and other share issuance costs of $248,204.  In addition to this, the Company also issued 253,000 broker’s warrants with each warrant entitling the holder thereof to purchase one common share of the Company at a price of $2.50 per share for a period of 24 months from the closing date.

The fair value of the 4,469,666 common share purchase warrants issued was determined using the Black-Scholes option pricing model using the following assumptions:

Dividend yield	0%
Expected volatility	101%
Risk-free interest rate	0.92%
Expected life in years	2.00
Fair value per warrant	$0.60

The fair value of the warrants was calculated using the Black Scholes option pricing model and then subtracted from the gross proceeds received to determine the amount to be allocated to the shares.  Accordingly, share issue costs of $991,118 and $266,650 were allocated to share capital and contributed surplus proportional to the fair value of the shares and warrants, respectively.

[iii]
The Company closed a private placement on October 28, 2008 and October 31, 2008 consisting of 3,108,440 and 291,890 units, respectively, at a price of $1.50 per share, for total gross proceeds of $5,100,500.  Eachunit is comprised of one common share and one-half of one transferable common share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $2.00 per share for a period of 36 months from the closing date.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[iii]	Issued (cont’d)

In connection with the financings, the Company paid cash commissions of $291,386 and legal and professional fees of $129,866 for total net proceeds of $4,679,248, of which $3,716,620 was allocated to the common shares issued and $962,628 was allocated to contributed surplus to reflect the fair value of the common share purchase warrants.

The fair value of the 1,700,163 share purchase warrants issued was determined using the Black-Scholes option pricing model using the following assumptions:

	October 28, 2008 warrants	October 31, 2008 warrants

Dividend yield	0%	0%
Expected volatility	71%	71%
Risk-free interest rate	2.18%	2.11%
Expected life in years	3.00	3.00
Fair value per warrant	$0.60	$0.80

Accordingly, $932,533 of the proceeds, less $77,018 in issue costs, was allocated as the fair value of the October 28, 2008 warrants, and $116,756 less $9,642 in issue costs, was allocated as the fair value of the October 31, 2008 warrants for a total aggregate value of $962,628 which was recorded in contributed surplus in the consolidated balance sheets.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[c]      Stock option plan

At the Annual General Meeting held June 3, 2008, the Company’s shareholders’ approved a new stock option plan (“2008 Plan”) to be compliant with the TSX (“Toronto Stock Exchange”) rules following   the   listing    of    the   Company’s   shares   on  the  TSX  in  December 2007.Of the 1,700,000 stock options authorized for grant under the 2008 Plan, 438,122 stock options are available for grant at December 31, 2010.

At December 31, 2010, the following stock options were outstanding:

		Options outstanding		Options exercisable
		December 31, 2010		December 31, 2010
Range of exercise price	Number of shares under option	Weighted average remaining contractual life	Weighted average exercise price	Number of options currently exercisable	Weighted average exercise price
$	#	(years)	$	#	$
0.41 - 1.99	329,668	3.91	0.90	40,670	1.20
4.00 - 4.99	1,130	0.65	4.90	1,130	4.90
5.00 - 5.99	191,006	0.28	5.74	191,004	5.74
6.00 - 6.99	70,419	1.38	6.71	43,832	6.69
7.00 - 7.99	6,170	0.87	7.59	5,045	7.65
8.00 - 8.99	64,903	1.67	8.80	32,604	8.80
9.00 - 9.99	7,500	0.37	9.10	7,500	9.10
10.00 - 11.00	183,142	1.67	10.63	94,320	10.63
1.15 - 11.00	853,938	2.18	5.27	416,105	6.83

The options expire at various dates from March 6, 2011 to December 1, 2015.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[c]	Stock option plan (cont’d)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of optioned	Weighted average
	common shares	exercise price
	#	$
Balance, December 31, 2008	1,073,260	6.50
Options granted	104,605	1.20
Options forfeited	(2,889)	3.20
Options expired	(101,843)	7.10
Options exercised	-	-
Balance, December 31, 2009	1,073,133	5.90
Options granted	130,238	0.42
Options forfeited	(250,534)	5.10
Options expired	(98,635)	6.50
Options exercised	(270)	1.20
Balance, December 31, 2010	853,932	5.27

The exercise price equaled the closing trading price of the common shares on the date preceding the date of grant for all options granted.

[d]	Stock-based compensation

For the year ended December 31, 2010, the Company recognized compensation expense of $640,431 [2009 - $1,037,713; 2008 - $737,147], respectively, as a result of stock options granted to officers, directors and employees, with a corresponding credit to contributed surplus.

The fair value of the stock options granted was determined using the Black Scholes option pricing model using the following weighted average assumptions:

	2010	2009	2008

Dividend yield	0%	0%	0%
Expected volatility	175%	98%	78%
Risk-free interest rate	1.61%	1.24%	1.88%
Expected life in years	3.48	3.35	3.00
Fair value per stock option	$0.38	$0.09	$0.12

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

11.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[d]	Stock-based compensation (cont’d)

The following table shows stock-based compensation allocated by type of cost:

	2010	2009	2008
	$	$	$

General and administrative	445,619	790,446	513,082
Research and development	109,943	129,316	100,900
Cost of sales	45,636	55,523	50,322
Marketing and business development	39,233	62,428	72,843
	640,431	1,037,713	737,147

On an annual basis, the Company reviews its forfeiture rates and revises the estimate if necessary.  For the year ended December 31, 2010, the Company revised the forfeiture rates for officers, directors and employees and, as a result, recorded additional stock based compensation expense of approximately $66,000 [2009 –$289,000; 2008 – $Nil].

[e]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 82,500 common shares were held in escrow.  At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange.  Previously, the escrow shares were to be released based on the Company’s cumulative cash flow.  Commencing March 2005, common shares held in escrow may be released upon request, in twelve tranches over a period of six years, with tranches released every six months.  Each of the first four tranches consists of 4,125 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 8,250 common shares or 10% of the total escrow shares.  As at December 31, 2010, 82,500 common shares have been released from escrow leaving a balance of escrow shares of Nil.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

11.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[f]	Common share purchase warrants (cont’d)

At December 31, 2010, the following common share purchase warrants are outstanding:

	Number of
	common shares
Issue Date	issuable	Exercise price $	Expiry date
October 28, 2008	1,554,218	2.00	October 28, 2011
October 31, 2008	145,945	2.00	October 31, 2011
May 21, 2009	4,320,159	2.50	May 21, 2011
	6,020,322	2.36

Common share purchase warrant transactions are summarized as follows:

	Number of	Weighted average
	warrants	exercise price
	#	$
Balance, December 31, 2008	1,700,163	2.00
Warrants issued	4,469,666	2.50
Balance, December 31, 2009	6,169,829	2.36
Warrants exercised	(149,507)	2.50
Balance, December 31 , 2010	6,020,322	2.36

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

12. RELATED PARTY TRANSACTIONS

[i]
For the year ended December 31, 2010, fees totaling $79,500 were incurred by the Company for routine general and administrative services provided by non-management members of the Board of Directors [2009 - $84,000; 2008 - $87,000]. As at December 31, 2010, $40,250 remained outstanding and was included in the balance of accrued and other liabilities.

[ii]
The Company retains a law firm in which a corporate partner was a non-management member of the Board of Directors until May 3, 2010.  For the year ended December 31, 2010 and during the period in which the corporate partner was a non-management member of the Board of Directors, the Company incurred legal expenses from this law firm totaling $15,797 [2009 - $175,888; 2008 - $29,477] of which $2,815 were share issuance costs directly related to the private placement in the year [Note 11[i]].  As at December 31, 2010, there are no outstanding amounts to this law firm.

[iii]
During the year ended December 31, 2010, the Company closed a private placement on July 28, 2010 consisting of 13,333,333 common shares at a price of $0.60 per share, for total gross proceeds of $8,000,000 before share issuance costs of $525,080 for net proceeds of $7,474,920 [Note 11[i]].  Of the total share issue costs, $51,414 were paid in connection with due diligence legal expenses incurred by a Company which subsequent to the financing became a related party to the Company.  As at December 31, 2010, $31,317 remained outstanding and was included in the balance of accrued and other liabilities.  No such fees were incurred during the years ended December 31, 2009 or 2008.

[iv]
During June 2008 strategic consulting service fees in the amount of $250,000 were incurred by the Company for extraordinary services provided by a non-management member of the Board of Directors.  This amount was paid in June 30, 2009.  No such fees were incurred during the years ended December 31, 2010 or 2009.

All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

13.  INCOME TAXES

At December 31, 2010 the Company had approximately $47,143,000 of non-capital loss carry forwards, approximately $2,667,000 of federal investment tax credits and approximately $1,114,000 of provincial investment tax credits available to reduce taxable income and taxes payable for future years. These losses and investment tax credits expire as follows:

Year of Expiry	Provincial investment tax credit	Federal investment tax credits	Non-capital loss carryforwards
2011	213,000	-	-
2012	129,000	-	-
2013	93,000	-	-
2014	20,000	-	4,101,000
2015	58,000	-	6,880,000
2016	142,000	-	-
2017	205,000	-	-
2018	198,000	-	-
2019	56,000	227,000	-
2020	-	430,000	-
2021	-	384,000	-
2022	-	233,000	-
2023	-	168,000	-
2024	-	36,000	-
2025	-	105,000	-
2026	-	256,000	7,669,000
2027	-	370,000	8,560,000
2028	-	357,000	4,107,000
2029	-	101,000	7,217,000
2030	-	-	8,609,000
	1,114,000	2,667,000	47,143,000

In addition, the Company has unclaimed tax deductions of approximately $11,639,035 related to scientific research and experimental development expenditures available to carry forward indefinitely to reduce taxable income of future years and other deductible temporary differences of approximately $17,687,365.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

13. INCOME TAXES (cont’d)

Significant components of the Company’s future tax assets as of December 31, 2010 are shown below:

	2010	2009
	$	$
Future Tax Assets:
Book amortization in excees of tax capital cost allowance	1,428,000	1,078,000
Non-capital loss carryforwards	11,786,000	10,839,000
Research and development deductions and credits	6,027,000	6,874,000
Share issue costs	380,000	452,000
Unearned revenue	168,000	77,000
Unrealized foreign exchange	59,000	70,000
Free rent liability	164,000	178,000
Non-repayable lease inducements	346,000	375,000
Repayable lease inducements	1,770,000	1,837,000
Other	106,000	94,000
Total future tax assets	22,234,000	21,874,000
Valuation allowance	(22,234,000)	(21,874,000)
Net future tax assets	-	-

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization does not meet the requirements of “more likely than not” under the liability method of tax accounting.  Accordingly, a valuation allowance has been recorded and no future tax assets have been recognized as at December 31, 2010 and 2009.

The reconciliation of income tax attributable to operations computed at the statutory tax rate to income tax expense (recovery), using a 28.5% [2009 - 30%; 2008 - 31%] statutory tax rate, at December 31, 2010 is:

	2010	2009	2008
	$	$	$
Income taxes (recovery) at statutory rates	(2,698,000)	(2,863,000)	(4,236,000)
Expenses not deductible for tax purposes	189,000	343,000	264,000
Non-capital losses for which no benefit has been recognized	2,454,000	1,938,000	2,547,000
Other temporary differences for which no benefit has been recognized	55,000	582,000	1,425,000
	-	-	-

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

14. COMMITMENTS AND CONTINGENCIES

[a]	License agreements

[i]
The Company entered into an exclusive license agreement with the University of British Columbia (“UBC”) effective March 1996, as amended October 2003, to use and sublicense certain technology (“UBC Technology”) and any improvements thereon, and to manufacture, distribute and sell products in connection therewith.  In consideration for these rights, the Company paid a non-refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the UBC Technology.  In addition, in the event the Company sublicenses the UBC Technology, the Company is required to pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year. Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee.  Effective January 1, 2006 the annual license fee increased to $1,000. These payments are accrued and expensed in the year incurred.    The agreement terminates on the expiration date in 2016, or invalidity of the patents or upon bankruptcy or insolvency of the Company.  For the year ended December 31, 2010, the Company incurred an expense of $11,000  [2009 - $11,000; 2008 - $11,000], respectively, for royalty and license fees.

[ii]
The Company entered into a non-exclusive license agreement, effective July 2005, as amended September 2008, to use and sublicense certain technology (“Technology”) for one of the Company’s cardiac tests.  In consideration for these rights, the Company paid a non-refundable license issuance fee of $2,000,000 in the first two years after execution of the agreement and is required to pay quarterly royalties based on the greater of 8% of revenue generated from, or U.S. $1.30 per unit from the sale of, products that incorporate the Technology.  For the year ended December 31, 2010, the Company incurred an expense of $272,840 [2009 - $40,086; 2008 - $35,559] for royalties.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

14. COMMITMENTS AND CONTINGENCIES (cont’d)

[a]	License agreements (cont’d)

[iii]
The company entered into a non-exclusive license and supply agreement, effective September 30, 2009 to purchase certain proprietary materials “Materials” and use related intellectual property to manufacture, sell and have sold lateral flow immunoassay products.  In consideration for these rights, the Company is to pay a non-refundable, non-creditable license fee, of U.S. $85,000 in 17 equal quarterly payments of U.S. $5,000 commencing December 31, 2009.  For the year ended December 31, 2010, the Company incurred an expense of $25,344 [2009 - $Nil; 2008 - $Nil] for license fees.

The minimum annual purchase commitments are as follows:

December 31,	$
2011	103,754
2012	125,703
2013	175,983
2014	184,783
2015	194,022
784,245

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

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

14. COMMITMENTS AND CONTINGENCIES (cont’d)

[d]	Supply agreement

The Company entered into a supply agreement, effective September 2003 for certain reagents for the Company’s RAMP West Nile Virus Test.  In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties equal to 10% of net revenue generated from the sale of the Company’s RAMP West Nile Virus Test.  The initial term of the agreement was three years from the effective date and is automatically renewed for successive periods of one year until either party terminates the Agreement.  For the year ended December 31, 2010, the Company incurred an expense of $28,640 [2009 - $75,600; 2008 - $64,588] for royalties to the supplier.

[e]	Lease agreements

[i]
In 2007, the Company entered into a long-term agreement to lease a single tenant 46,000 square foot facility to house all of the Company’s operations beginning March 2008.  Rent is payable from February 1, 2008 to January 31, 2023.  The Company is required to pay the landlord total gross monthly payments of approximately $160,000, which is comprised of base rent, administrative and management fees, estimated property taxes and repayments of the repayable lease inducement [Note 9[iii]].

For the year ended December 31, 2010, $1,515,196  [2009 - $1,498,776; 2008 - $1,642,263] was incurred for expenses related to base rent, administrative and management fees, estimated property taxes, rent-free inducement and interest on repayments of the repayable lease inducement offset by amortization of both the rent-free inducement [Note 9[i]] and non-repayable leasehold improvement allowance [Note 9[ii]].

[ii]	The Company entered into a number of operating leases for administrative equipment.

[iii]	The minimum annual cost of lease commitments is estimated as follows:

	Premise*	Equipment	Total
December 31,	$	$	$
2011	1,977,787	51,898	2,029,685
2012	2,013,341	51,898	2,065,239
2013	2,050,767	51,898	2,102,665
2014	2,090,193	51,898	2,142,091
2015	2,131,757	51,898	2,183,655
Thereafter	16,513,838	17,298	16,531,136
	26,777,683	276,788	27,054,471
*	Includes base rent, administrative and management fees, estimated property taxes and repayable lease inducement payments

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

14. COMMITMENTS AND CONTINGENCIES (cont’d)

[f]	Commitment to purchase equipment

As at December 31, 2010, the Company has outstanding purchase order commitments totaling  $Nil (2009 - $4,500) for capital purchases related to operating activities of the Company.

15. SEGMENTED INFORMATION

The Company operates in one business segment, the research, development, commercialization and distribution of diagnostic technologies, with primarily all of its assets and operations located in Canada.  The Company’s revenues are generated from product sales primarily in Asia, United States, Europe and Canada.  Expenses are primarily incurred from purchases made from suppliers in Canada and the United States.

For the year ended December 31, 2010, 100% of the Company’s contract service fees and revenues from collaborative research arrangements were generated from four customers [2009 – 100% from three customers; 2008 – 100% from two customers].

Contract service fees and revenues from collaborative research arrangements by geographic location were as follows:

	2010	2009	2008
	$	$	$
Europe	132,789	1,244,788	59,286
United States	188,089	548,432	917,210
Asia	35,188	-	-
Total	356,066	1,793,220	976,496

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

15. SEGMENTED INFORMATION (cont’d)

For the year ended December 31, 2010, $5,137,511 in product sales were generated from four customers [2009 - $5,431,073; 2008 - $3,110,944].

Product sales by customer location were as follows:

	2010	2009	2008
	$	$	$
Asia (Japan, China and Other)	4,884,199	3,047,731	1,314,621
United States	1,003,297	3,752,552	2,371,357
Europe	812,328	801,629	508,579
Canada	52,872	76,484	663,507
Other	502,065	474,653	41,777
Total	7,254,761	8,153,049	4,899,841

Product sales by type of product were as follows:

	2010	2009	2008
	$	$	$
Clinical products	6,499,776	6,828,651	3,683,706
Bio-defense products	444,895	517,981	721,117
Vector products (West Nile Virus)	310,090	806,417	495,018
Total	7,254,761	8,153,049	4,899,841

16. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

17. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.

	2010	2009	2008
	$	$	$

Consolidated Statements of Loss

Loss for the year under Canadian GAAP	(9,611,376)	(9,543,531)	(13,663,656)
Excess of fair value over nominal value paid
for escrow shares released during the year [a]	-	(8,250)	(103,125)
Total loss and comprehensive loss
according to U.S. GAAP	(9,611,376)	(9,551,781)	(13,766,781)

Basic and diluted net loss per share
according to U.S. GAAP	(0.31)	(0.43)	$(0.98)

The following are the material measurement variations in accounting principles, practices and methods used in preparing these consolidated financial statements from those generally accepted in the United States.

	December 31, 2010		December 31, 2009
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Consolidated Balance Sheets

Contributed surplus	11,821,676	12,627,522	11,262,192	12,068,038
Deficit	(100,311,686)	(101,048,244)	(90,700,310)	(91,436,868)

[a]
Under U.S. GAAP for compensatory shares, the excess of the fair value of the shares in escrow over the nominal value paid is be recorded as services are performed.  During the year, 16,500 shares were released from escrow (2009 – 16,500; 2008 – 33,000) for a total of 82,500 shares released to date. As at December 31, 2010 all the shares previously held in escrow account have been released. For the year ended December 31, 2010 there is no reconciliation difference related to these escrow share (2009 - $8,250; 2008 - $103,125).

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

17. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

[b]	Accounts payable and accrued liabilities comprise:

Under Canadian GAAP, accounts payable and accrued liabilities are presented in the consolidated financial statements on an aggregate basis. U.S. GAAP requires that the accounts payable and accrued liabilities be presented in the consolidated financial statements as follows:

	December 31,	December 31,
	2010	2009
	$	$
Trade accounts payable	722,104	1,040,198
Employee-related accruals	391,760	174,190
Other accrued liabilities	666,125	359,617
	1,779,989	1,574,005

[c]	Adoption of new accounting pronouncements

In April 2010, the FASB issued ASU No. 2010 — 17 — Revenue Recognition — Milestone Method (Topic 605): Milestone Method of Revenue Recognition. This standard provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for certain research and development transactions. Under this new standard, a company can recognize as revenue consideration that is contingent upon achievement of a milestone in the period in which it is achieved, only if the milestone meets all criteria to be considered substantive. This standard will be effective for us on a  prospective basis for periods beginning after January 1, 2011. The adoption of this standard will not have a material effect on the Company’s consolidated financial statements.

Effective December 31, 2010 the Company adopted the provisions of FASB issued SFAS No. 168, The FASB Accounting Standards Codification ("Codification") and the Hierarchy of Generally Accepted Accounting Principles ("SFAS 168") - a replacement of FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles. Under the provisions of SFAS 168, the Codification will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The rules and interpretive releases of the SEC under authority federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of SFAS 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative.  The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

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

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)

18. SUBSEQUENT EVENT

On January 4, 2011, the Company announced that it entered into an exclusive distribution agreement with Cremascoli & Iris, s.r.l. of Milan, Italy to distribute the full line of RAMP® cardiac products in Italy.

Item 19.  Exhibits

Exhibit		Name of Exhibit
Number

1.1	(1)	Certificate of Incorporation dated 20 August 1980
1.2	(1)	Company Act Name Change dated 15 October 1991
1.3	(2)	Articles of the Company dated 21 June 2005
2.1	(1)	Escrow Agreement dated 29 July 2004
4.1	(8)	Alexandria New Facility Lease Agreement dated 24 April 2007
4.2	(8)	Alexandria – First Amendment to Lease Agreement dated 18 May 2007
4.3	(7)	Creation Technologies Supply Agreement dated 19 August 2005
4.4	(8)	Roche License Agreement – NT-proBNP dated 26 July 2005*
4.5	(8)	Roche License Agreement –Amendment 2 concluded 26 July 2005 – dated 24 June 2008*
4.6	(8)	Roche Sales and Supply Agreement dated 25 June 2008*
4.7	(8)	Shionogi Supply Agreement dated 12 May 2006
4.8	(8)	Shionogi Supply Agreement – Amendment 1dated 11 July 2008
4.9	(8)	3M Master Manufacturing and Supply Agreement dated 30 November 2006 (Redacted)*
4.10	(6)	3M/Response Investment Agreement dated 30 November 2006
4.11	(8)	Contract – S. Wayne Kay, Chief Executive Officer
4.12	(8)	Contract – D. Morris, Chief Operating Officer
4.13	(9)	Contract – L. Kaler, Vice President Finance and Administration
4.14	(8)	Contract – Paul Harris, Vice President, Research and Development
4.15	(8)	Short Term Incentive Plan dated 18 March 2008
4.16	(8)	2008 Stock Option Plan
4.17	(8)	Irrevocable Commercial Letter of Credit dated 1 May 2007
4.18	(8)	Form of Indemnification Agreement between Response Biomedical Corp. and applicable officers
4.19	(9)	Demand Operating Facility Agreement dated 26 April 2007 with Schedule A
4.20	(1)	1996 Stock Option Plan, as amended 21 June 2004
4.21	(5)(7)	2005 Stock Option Plan as amended 22 June 2006
4.22	(8)	Warrant Certificate – Othmar Iseli dated 28 October 2008
4.23	(8)	Warrant Certificates – various – dated 28 October 2008
4.24	(9)	Underwriting Agreement Public Offering dated 7 May 2009
4.25	(9)	Executed Warrant Indenture dated 21 May 2009
4.26	(9)	Form of Warrants
4.27	(9)	Broker’s Warrant Certificate dated 21 May 2009
4.28	(9)	Form of Subscription Agreement

4.29	Subscription Agreement dated June 27, 2010*
8.1	List of our subsidiaries
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer
13.2	Section 906 Certification of Chief Financial Officer
15.1	Audit Committee Charter
15.2	Consent of Auditor

*
Confidential portion of this exhibit has been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

(1)	Previously filed as an exhibit to, and incorporated herein by reference from, our Annual Report of Form 20-F for the year ended 31 December 2004, as filed on 2 May 2005.
(2)	Previously filed as an exhibit to, and incorporated herein by reference from, our Registration Statement on Form 20-F filed on 4 February 2004.
(3)	Previously filed as an exhibit to, and incorporated herein by reference from, our Annual Report on Form 20-F for the year ended 31 December 2005, as filed on 30 June 2006.
(4)	Previously filed as exhibits to, and incorporated herein by reference from, our Report on Form 6-K filed on 4 April 2006.
(5)	Previously filed as an exhibit to, and incorporated herein by reference from, our Report on Form 6-K filed on 23 June 2005.
(6)	Previously filed as an exhibit to, and incorporated herein by reference from, our Report on Form 6-K filed on 19 December 2006.
(7)	Previously filed as an exhibit to, and incorporated herein by reference from, our Report on Form 6-K filed on 2 April 2008.
(8)	Previously filed as an exhibit to, and incorporated herein by reference from, our Annual Report of Form 20F for the year ended 31 December 2008 as filed on 31 March 2009.
(9)	Previously filed as an exhibit to, and incorporated herein by reference from, our Annual Report of Form 20F for the year ended 31 December 2009 as filed on 31 March 2010.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Response Biomedical Corp.

/s/S. Wayne Kay
S. Wayne Kay

Chief Executive Officer

Date:  10 March 2011