Form 20-F/A
RESPONSE BIOMEDICAL CORP
filed 2011-11-09
CIK 806888

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 20-F/A

           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THESECURITIES EXCHANGE ACT OF 1934
OR

☑           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended 31 December 2010

OR

           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIESEXCHANGE ACT OF 1934

OR

           SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THESECURITIESEXCHANGE ACT OF 1934

Commission file number 000-50571

RESPONSE BIOMEDICAL CORP.
(Exact Name of Registrant as Specified in its Charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of Incorporation or Organization)

1781-75th AVENUE W., VANCOUVER, B.C. CANADA, V6P 6P2
(Address of Principal Executive Offices)

Patricia Massitti, pmassitti@responsebio.com, 1781-75th AVENUE W., VANCOUVER, B.C. CANADA, V6P 6P2
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

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

[] Yes [ ] No

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
[ ] Yes     [X] No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A to the Annual Report on Form 20-F of Response Biomedical Corp. (the “Original Form 20-F”) for the year ended December 31, 2010 originally filed with the Securities and Exchange Commission on March 11, 2011, is being filed to restate our consolidated financial statements and other financial information contained in Items 3, 4, 5, 8 and 17.  These items have been amended and restated in their entirety.

As a result of this restatement, we have also amended and restated our disclosures in Item 15, Controls and Procedures, and have included new certifications pursuant to Section 302 and 906 of the Sarbanes-Oxley Act of 2002 as reflected in Exhibits 12.1, 12.2, 13.1 and 13.2.  We have also revised certain of our risk factors in Item 3.D, business disclosure in Item 4 and disclosures related to significant shareholders in Items 6.A., 7.A. and 10.C.  In addition, we have included a revised report of our independent registered public accounting firm, Ernst and Young, LLP, as well as a revised consent of such firm, as Exhibit 15.2 and corrected certain other exhibit listings.

Except as set forth above, this Form 20-F/A does not modify or update other disclosures in the Original Form 20-F, including the nature and character of such disclosure to reflect events occurring after the filing date of the Original Form 20-F.  While we are amending only certain portions of our Original Form 20-F, for convenience and ease of reference, we are filing the entire Form 20-F, except for certain exhibits.  The disclosures in this Form 20-F/A do not reflect events occurring after the date of the Original Form 20-F.  Accordingly, this Form 20-F/A should be read in conjunction with our other filings made with the Securities and Exchange Commission subsequent to the filing of the Original Form 20-F, as information in such filings may update or supersede certain information contained in those filings as well as in this amendment.  For information regarding certain events subsequent to the date of the Original Form 20-F, see our amended unaudited consolidated financial statements as at and for the three month period ended March 31, 2011, together with the related amended management’s discussion and analysis, and our amended unaudited consolidated financial statements as at and for the three and six month periods ended June 30, 2011, together with the related amended management’s discussion and analysis, which are being filed with Canadian securities regulators on the SEDAR system (www.sedar.com) concurrently herewith (collectively, the “Amended Quarterly Filings”) and will be filed on Form 6-K..

Unless the context otherwise requires, references herein to "Response," "the Company," "we," "us," or "our" refer to Response Biomedical Corp. and its consolidated subsidiaries, unless the context otherwise dictates.

Background of the Restatement

On August 11, 2011, the Company’s Chief Executive Officer (“CEO”) resigned.  A new, interim CEO joined the Company and promptly began evaluating the Company’s contracts, customer relationships, correspondence with the U.S. Food and Drug Administration (“FDA”), transactions history and other matters.  During the course of this evaluation, he researched questions regarding certain transactions related to (i) a specific large shipment to a distributor near the end of 2010 and (ii) shipments made in June 2011 to a different distributor subsequent to the Company’s receipt of a letter in late May 2011 from the FDA stating that the specific products were not approved by the FDA for sale in the United States.  The new CEO promptly alerted the Audit Committee that he had concerns about these transactions, about the Company’s internal controls, policies, and procedures related to these specific transactions, and more generally regarding distributor contract management.

The Audit Committee decided to conduct an investigation of the issues identified by the new CEO.  The Board of Directors concurred in that decision.  The Audit Committee began the investigation supported by the efforts of selected internal staff at the Company.  These internal staff were selected based on their professional experience, their familiarity with the issues, the fact that they were not the decision-makers in the questioned revenue recognition matters, their concerns about the transactions as expressed to the new CEO and Audit Committee, and the new CEO’s judgment that these individuals would be key future executives in the new management team.   The Audit Committee also notified the firm’s legal counsel and the firm’s independent registered public accounting firm, Ernst & Young LLP.

On September 30, 2011, upon completion of a preliminary phase of the investigation, the Company announced that it had determined that the financial statements for the year ending December 31, 2010 and the fiscal quarters ending March 31, 2011 and June 30, 2011 should be restated to reverse certain transactions that were improperly recorded in the financial statements and possibly to record other corrections to those financial statements.

After working through September with counsel advice on the investigation, the Audit Committee supplemented its investigation by retaining a leading international law firm to conduct an independent investigation of the facts and circumstances leading to the need for the restatements.  The Audit Committee Chair has been in weekly contact with counsel as the independent investigation has progressed.  Elements of outside counsel’s investigation are continuing.

The Company’s internal investigation surrounding the restated financial statements for the year ended December 31, 2010 and the fiscal quarter ended March 31, 2011 and June 30, 2011 has been completed.  Other initiatives by the Company related to the findings requiring the financial restatements, including the work by outside counsel, are continuing.

On November 9, 2011, we filed this Form 20-F/A and the Amended Quarterly Filings.  We also issued a press release to announce the final restated financial information and conclusions of our Audit Committee's investigation.  Our interim Chief Executive Officer and our Corporate Controller, who serves as our principal financial and accounting officer, have concluded that prior material weaknesses have been identified and reported through these revised filings.  The Company will provide updates on progress in remediating internal controls and procedures in its quarterly filings for the quarter ending September 30, 2011 and in its annual filings for the fiscal year ending December 31, 2011.

Audit Committee Findings and Recommendations

Upon reviewing the results of the internal investigation, and consistent with the initial observations of the external legal review, the Audit Committee determined that revenue should not have been recognized on one transaction in the fourth quarter of 2010.  Specifically, a single transaction with a reseller was identified for $0.5 million where (a) the purchaser (a distributor) had not ordered the product, (b) contingencies not shown on the invoice determined the date if and when the product was to be paid for by the distributor, and (c) additional contingencies needed to be satisfied before the distributor could sell the product without violating other contracts. These qualifications were not communicated to the Company's independent registered public accounting firm at the conclusion of 2010 or early in 2011 during the audit of the Company’s 2010 financials which did not facilitate a proper audit of the Company’s consolidated financial statements.

In addition, management deemed it appropriate to allocate an adjustment made to cost of sales in the fourth quarter of 2010 to the respective earlier quarters of 2010.  As a result, an adjustment of $0.2 million was made to allocate the cost of sales related to the first three quarters of 2010 from the fourth quarter.

Summary of the Restatement Adjustments

 The following tables summarize the impact of the restatement on our financial statements for the fourth quarter and year ended December 31, 2010. Selected information about the impact of the restatement on our quarterly periods is provided in Note 4 to our consolidated financial statements.

	Three Months Ended December 31, 2010			Year Ended December 31, 2010
	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
	(in thousands, except per share data)			(in thousands, except per share data)
Statement of Operations
Total revenue	$2,253	$(498)	$1,755	$7,611	$(498)	$7,113
Total cost of revenue	2,522	(224)	2,298	7,129	(31)	7,098
Total operating expenses	2,038	-	2,038	9,216	-	9,216
Loss from operations	(2,307)	(274)	(2,581)	(8,734)	(467)	(9,201)
Net Loss	(2,530)	(278)	(2,808)	(9,611)	(471)	(10,082)
Net loss per common share, basic and diluted	$(0.08)	$(0.01)	$(0.09)	(0.31)	(0.01)	(0.32)

The Audit Committee’s findings and recommendations with respect to the periods ended March 31, 2011 and June 30, 2011, and a summary of restatement adjustments with respect to those periods, are set forth in the Amended Quarterly Filings.

Controls

As further discussed in Item 15, Controls and Procedures, during the course of the investigation our management and Audit Committee identified internal control deficiencies relating to the control environment, documentation, training and testing of controls, documentation and communication of contract terms, revenue recognition and anti-fraud protection.  Our Audit Committee also made several recommendations to management and the Board of Directors, which have been approved.  These recommendations include:

1.	Updating the Company’s controls, policies and procedures to reflect the reorganization and restructuring from 2010 and further organizational changes implemented in recent months.

2.
Improving the documentation of controls and the testing of controls, including the use of a qualified outside consultants in order to ensure that the internal controls in place over financial reporting are effective or to remediate any controls that, subsequent to the appropriate testing being completed, were concluded to be ineffective.

3.	Updating the Company’s controls and procedures regarding order entry and processing.

4.	Additional training of staff and management on revenue recognition.

5.	Implementing a document control system regarding all contracts with distributors and other key organizations working with the Company.

6.	Implementing a Whistleblower Policy to facilitate reporting directly to the Company’s Audit Committee any suspected improper activity.

7.
Improving the overall control environment through the continuing initiatives of the interim CEO, recruiting of a new Chief Executive Officer and additional managers, in addition to the changes to management effected earlier in 2011.

The non-financial statement elements of the internal investigation are continuing, and the Company continues to evaluate and work to improve the Company’s internal financial controls and procedures.  The Company will provide updates on progress toward these goals in its upcoming financial reports.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This annual report contains certain forward-looking statements, including statements about:

•	The development of new services and products and the maintenance and expansion of or sales and marketing efforts in the existing markets for our current services and products;
•	Implementing aspects of our business plan and strategies;
•	Our financing goals and plans;
•	Our existing working capital and cash flows and whether and how long these funds will be sufficient to fund our operations; and
•	Our raising of additional capital through future equity and debt financings.

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

	Exchange Rate Canadian Dollar/U.S. Dollar
	High	Low
Month ended 31 December 2010	$1.022	$0.993
Month ended 30 November 2010	$1.029	$0.998
Month ended 31 October 2010	$1.037	$0.999
Month ended 30 September 2010	$1.060	$1.022
Month ended 31 August 2010	$1.067	$1.011
Month ended 31 July 2010	$1.068	$1.026
	Average
Fiscal year ended 31 December 2010	$1.030
Fiscal year ended 31 December 2009	$1.142
Fiscal year ended 31 December 2008	$1.066
Fiscal year ended 31 December 2007	$1.075
Fiscal year ended 31 December 2006	$1.134

TABLE OF CONTENTS

GLOSSARY		1

PART 1		3

Item 1.	Identity of Directors, Senior Management and Advisers	3
Item 2.	Offer Statistics and Expected Timetable	3
Item 3.	Key Information Selected Financial Data	18
Item 4.	Information on the Company	35
Item 4A.	Unresolved Staff Comments	35
Item 5.	Operating and Financial Review and Prospects	35
Item 6.	Directors, Senior Management and Employees	44
Item 7.	Major Shareholders and Related Party Transactions	60
Item 8.	Financial Information	62
Item 9.	The Offer and Listing	63
Item 10.	Additional Information	66
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	75
Item 12.	Description of Securities Other Than Equity Securities	75

PART II		75

Item 13.	Defaults, Dividend Arrearages and Delinquencies	75
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	75
Item 15.	Controls and Procedures	75
Item 16A.	Audit Committee Financial Expert	77
Item 16B.	Code of Ethics	77
Item 16C.	Principal Accountant Fees and Services	77
Item 16D.	Exemptions From the Listing Standards For Audit Committees	77
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	78
Item 16F.	Change in Registrant’s Certifying Accountant	78
Item 16G.	Corporate Governance	78

PART III		78

Item 17.	Financial Statements	78
Item 18.	Financial Statements	877
Item 19.	Exhibits	3

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

	Years ended 31 December
Statement of Loss Data	2010	2009	2008	2007	2006
REVENUE
Product Sales	$6,756,942	$8,153,049	$4,899,841	$3,557,244	$3,786,337
Contract Service & Research Revenue	$356,066	$1,793,220	$976,496	$526,872	$633,721
LOSS, CDN GAAP	$(10,081,911)	$(9,543,531)	$(13,663,656)	$(13,901,041)	$(9,328,167)
Basic and Diluted Loss per common share, CDN GAAP	$(0.32)	$(0.43)	$(0.97)	$(1.15)	$(1.02)
Weighted average number of common shares outstanding, CDN GAAP	31,173,823	22,209,392	14,067,597	12,050,926	9,106,020

Loss from Operations, U.S. GAAP	$(9,200,786)	(8,598,639)	$(13,107,532)	$(14,023,709)	$(9,405,908)
LOSS, U.S. GAAP	$(10,081,911)	(9,551,781)	$(13,766,781)	$(14,152,666)	$(9,306,622)
Basic and Diluted Loss from operations per common share, U.S. GAAP	$(0.30)	$(0.39)	$(0.93)	$(1.16)	$(1.03)
Basic & Diluted Loss per common share, U.S. GAAP	$(0.32)	$(0.43)	$(0.98)	$(1.17)	$(1.02)
Weighted average number of common shares outstanding, U.S. GAAP	31,173,823	22,209,392	14,067,597	12,050,926	9,106,020
Weighted average number of common shares outstanding, U.S. GAAP	31,173,823	22,209,392	14,067,597	12,050,926	9,106,020

2010	2009	2008	2007	2006
BALANCE SHEET DATA
Total Assets:
CDN & U.S. GAAP	$19,523,931	$21,464,196	$19,394,907	$17,938,351	$12,966,931
Net Assets:
CDN & U.S. GAAP	$8,054,075	$9,646,542	$6,760,128	$11,073,221	$10,755,176

Share Capital:
CDN GAAP	$97,014,620	$89,084,660	$80,107,580	$71,393,556	$56,868,133
U.S. GAAP	$96,945,332	$89,015,372	$80,038,292	$71,324,268	$56,798,845
Number of shares outstanding as at year end	38,950,262	254,672,008	170,338,675	129,977,631	113,464,862

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We are not profitable and have negative cash flow from operations.  Based on our current cash resources, expected cash burn, and anticipated revenues, we expect that we can maintain operations until late 2011. We may need to raise additional capital to fund our operations. We have relied primarily on debt and equity financings to fund our operations and commercialize our products.  Additional capital may not be available, at such times or in amounts as needed by us.  Even if capital is available, it might be on adverse terms.  Any additional equity financing will be dilutive to our shareholders.  If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail one or more product development programs, attempt to obtain funds through collaborative partners or others that may require us to relinquish rights to certain technologies or product candidates, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

Our inability to generate sufficient cash flows may result in our Company not being able to continue as a going concern.

We have incurred significant losses to date.  As at 31 December 2010, we had an accumulated deficit of $ 100,782,221 and had not generated positive cash flow from operations.  Accordingly, there is significant uncertainty about our ability to continue as a going concern.  We will seek additional financing to support our continued operation; however, there are no assurances that any such financing can be obtained on favorable terms, if at all. In view of these conditions, our ability to continue as a going concern is dependent upon our ability to obtain such financing and, ultimately, on achieving profitable operations.  The outcome of these matters cannot be predicted at this time. The consolidated financial statements for the year ended 31 December 2010 do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should we be unable to continue in business. Such adjustments could be substantial.

We have incurred substantial operating losses to date.  We expect these losses to continue for the near future.  If we are unable to generate sufficient revenue, positive cash flow or earnings, or raise sufficient capital to maintain operations, we may not be able to continue operating our business and be forced to sell our Company or liquidate our assets.

We have evolved from a pure development company to a commercial enterprise but to date have realized minimal operating revenues from product sales.  As of 31 December 2010, we have incurred cumulative losses since inception of $ 100,782,221.  For the fiscal years ending 31 December 2010, 2009 and 2008, we incurred losses of $10,081,911, $9,543,531 and $13,663,656, respectively. We are currently not profitable and expect operating losses to continue.  Generating revenues and profits will depend significantly on our ability to successfully develop, commercialize, manufacture and market our products.  The time necessary to achieve market success for any individual product is uncertain.  No assurance can be given that product development efforts will be successful, that required regulatory approvals can be obtained on a timely basis, if at all, or that approved products can be successfully manufactured or marketed.  Consequently, we cannot assure that we will ever generate significant revenue or achieve or sustain profitability.  As well, there can be no assurance that the costs and time required to complete commercialization will not exceed current estimates.  We may also encounter difficulties or problems relating to research, development, manufacturing, distribution and marketing of our products.  In the event that we are unable to generate adequate revenues, cash flow or earnings, to support our operations, or we are unable to raise sufficient capital to do so, we may be forced to cease operations and either sell our business or liquidate our assets.

A larger-than-required and high cost Facility lease and associated cash used to repay additional financial obligations associated with the Facility will negatively impact our operating results and financial position.

In May 2007, we entered into an agreement to lease a multi-use, 46,000 square foot facility in Vancouver, British Columbia, Canada.  For additional information regarding the facility, see “Property, Plants and Equipment”.

This facility, which the company occupied as its main operation center in 2008, is significantly larger than required for our near term production requirements.  The excess space is difficult to sublease due to the current layout of the company’s manufacturing operations and the significant availability of space in other buildings in the local real estate market.  In addition to rental payments for the facility, the company is obligated to repay with interest over the next 12 years the $7,081,793 balance due as of 31 December 2010 on the repayable leasehold improvement allowance.

The Company believes that the financial obligation associated with this facility lease and associated liabilities represent a total facilities cost significantly above the current real estate market prevailing lease rates.  This factor, together with the excessive size of the facility, may adversely affect the company’s financial performance.

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

During the second half of fiscal year 2008, the global financial crisis, particularly affecting the credit and equity markets, accelerated and the global recession deepened, with an exceptionally weak global economy in 2009 and 2010. Though we cannot predict the extent, timing or ramifications of the global financial crisis and the global recession in 2011, we believe that the downturn in the world’s major economies and the constraints in the credit markets have heightened or could heighten a number of material risks to our business, results of operations, cash flows and financial condition, as well as our future prospects, including the following:

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

Management’s determination that material weaknesses exist in our internal control over financial reporting could have a material adverse impact on the Company.

We are required to maintain internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes.  In Item 15 of this annual report, management reports that material weaknesses exist in the Company’s internal control over financial reporting.  Due to these material weaknesses, management has concluded that as of the end of the period covered by this annual report, the Company’s disclosure controls and procedures were not effective.  Consequently, our business and results of operations could be harmed, we may be unable to report properly or timely the results of our operations, and investors may lose faith in the reliability of our financial statements.  We or our current or former officers, directors and employees may be subject to investigation by the SEC or Canadian securities regulators, and civil or criminal sanctions, or shareholder lawsuits, any of which could result in significant expense, whether directly or indirectly through the Company’s statutory or contractual obligations to indemnify such persons, and require significant investments of management time, which may prevent management from focusing its efforts on our business operations.  Ineffective internal control over financial reporting may also increase the risk of, or result in, fraud or misuse of our corporate assets.  As a consequence, the market price of our securities may be harmed.

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

The success of our technology and products is highly dependent on our intellectual property portfolio, for which we have sought protection through a variety of means, including patents both issued and pending and trade secrets (see “Intellectual Property”).  There can be no assurance that any additional patents will be issued on existing or future patent applications or on patent applications licensed from third parties.  Even when patents have been issued there can be no assurance that the claims allowed will be sufficiently broad to protect our technologies or that the patents will provide protection against competitive products or otherwise be commercially valuable.  No assurance can be given that any patents issued to or licensed to us will not be challenged, invalidated, infringed, circumvented or held unenforceable.  In addition, enforcement of our patents in foreign countries will depend on the laws and procedures in those foreign jurisdictions.  Monitoring and identifying unauthorized use of our technologies or licensed technologies may prove difficult, and the cost of litigation may impair the ability to guard adequately against such infringement.  If we are unable to successfully defend our intellectual property, third parties may be able to use our technology to commercialize products that compete with ours.  Further, defending intellectual property can be a very costly and time-consuming process.  The costs and delays associated with such a defense may negatively impact our financial position.

There are many patent claims in the area of lateral flow immunoassays and some patent infringement lawsuits have occurred amongst parties other than us with respect to patents in this area.  Our commercial success may depend upon our products not infringing on any intellectual property rights of others and upon no such claims of infringement being made.  In the event that a third party was able to substantiate a claim against us, it could result in us not being able to sell our products in certain markets or at all.  Further, as a result we may be required to enter into license agreements with said third parties on terms that would negatively impact our ability to conduct our business.  Even if such claims were found to be invalid, the dispute process would likely have a materially adverse effect on our business, results of operations and prospects.  To date, to the best of our knowledge, there have been no threats of litigation, legal actions or other claims made against any of our intellectual property.  Although we attempted to identify patents that pose a risk of infringement, there is no assurance that we have identified all U.S. and foreign patents that present such a risk.

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

Our use of third parties in countries such as China to manufacture products under license from us may result in the future theft of intellectual property and the consequent enablement of one or more competitors in certain markets.

Compliance with changing regulations and standards for accounting, corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, new SEC and BC Securities Commission regulations, and Toronto Stock Exchange (“TSX”) rules, are creating additional complexities and expenses for companies such as ours. In 2005, the Accounting Standards Board announced that Canadian GAAP is to be converged with International Financial Reporting Standards “(IFRS)”.  On February 13 2008, the CICA confirmed that the use of IFRS is required for fiscal years beginning on or after January 1, 2011.  According to Section 4.1 of National Instrument 52-107, which governs GAAP requirements in Canada, SEC issuers may use U.S. GAAP.  The Company satisfies the definition of an SEC issuer and consequently will convert its primary basis of accounting from Canadian GAAP to U.S. GAAP as of January 1, 2011.  We will make every effort to convert our statements in time to comply with the new standard but we cannot make a guarantee that our efforts will be successful.  Also, if the SEC determines at some point in 2011 to incorporate IFRS into the U.S. domestic reporting system, the first time U.S. issuers would report under that system would be approximately 2015 or 2016.   Transitioning to IFRS is likely to impact how management communicates with investors, as well as how some companies conduct business with customers and vendors.  The new financial reporting regime will affect internal operations and the transition will require sophisticated planning due to the many interrelated changes it will entail within the Company.  The eventual conversion to IFRS will add complexity and costs to our business and require a significant investment of our time and resources to complete.  The investments we make to adapt to, and comply with, evolving standards may result in increased general and administrative expenses and a diversion of management time and attention from strategic revenue generating and cost management activities.  If we fail to comply with applicable regulatory requirements and standards, such as our failure to maintain effective internal controls and procedures for financial reporting, as described above, we could be  subject to investigation by the applicable regulatory authorities, trading halts, and civil or criminal sanctions, in addition to the consequences described in the preceding risk factor.

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

We rely significantly on third party distributors and alliance partners to market and sell our products.  If we are unable to successfully negotiate or maintain acceptable agreements with potential distributors, our ability to access various markets with our products may be significantly restricted.  Further, we may not be able to negotiate agreements that would permit us to sell our products at a profit.  In addition, our distributors may fail to honor existing agreements, accurately translate our documents into their foreign languages, obtain required foreign regulatory approvals, make timely payments of amounts owed, or achieve sales targets we believe they should attain.

Our marketing strategy in both the environmental and the medical diagnostics markets depends significantly on our ability to establish, maintain and expand collaborative arrangements with third party distributors and alliance partners for marketing and distribution in various markets around the world.  In some markets we now have several years of experience and hope to expand.  In other markets we have not yet signed a distributor and thus have at present no distributor selling our products. There can be no assurance that we will be able to negotiate or maintain acceptable collaborative arrangements enabling us to sell our products in certain markets or be able to sell our products at acceptable prices or volumes.  Consequently, we may not be able to generate sufficient revenue or gross margins to be profitable.

We rely on one particular third party distributor to market and sell our products in China

We sell in China through an exclusive distributor for RAMP branded products, O&D Biotech Co. Ltd., China (O&D), and an exclusive distributor for private labeled products, Wondfo Biotech Co. Ltd. (Wondfo). Sales to O&D accounted for 39% of our total product sales in the year ended December 31, 2010. If O&D underperforms we may not be able to generate alternative distribution channels rapidly enough to prevent a significant disruption in China sales which would have an adverse impact on our business performance.

We rely significantly on alliance partners to comply with their agreements with us.  If we are unable to successfully negotiate or maintain acceptable agreements with alliance partners, or if our alliance partners do not comply with their agreements, our business may be severely negatively impacted.

In certain product areas and markets we rely on partnering with multinational companies with global reach and resources to achieve commercialization of our infectious diseases products and cardiovascular products .Our ability to establish, maintain and enforce such arrangements is uncertain given the stage to which our business has developed and our resources.  We will rely heavily on our alliance partners to comply with any agreement struck and to be successful in the fulfillment of their obligations including, for example, obligations relating to clinical and regulatory matters, and relating to sales, marketing and distribution.  We may have limited or no control on our alliance partners in the pursuit of their obligations.  Their failure to successfully carry out their obligations or our failure to establish, maintain or enforce such arrangements could have a material negative effect on our business.

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

Our future growth will depend upon, among other factors, our ability to successfully develop new products and to make product improvements to meet evolving market needs.  Although we believe that we have scientific and technical resources available, future products will nevertheless be subject to the risks of failure inherent in the development of products based on innovative technologies.  Any specific new product in research and development may face technical challenges that could significantly increase the costs to develop that product, cause delays to commercialization or prevent us from commercializing that product at all.  Although we expect to continue to expend resources on research and development efforts, to enhance existing products and develop future ones, we are unable to predict whether research and development activities will result in any commercially viable products.  There can be no assurance that we will be able to successfully develop future products and tests, which would prevent us from introducing new products in the marketplace and negatively impact our ability to grow our revenues and become profitable.

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

Although we believe we are able to conduct our business based on our current intellectual property portfolio and existing license agreements for certain assays and other technologies with third parties, there is a risk that additional non-core technology licenses may be required in the development of new products or to enhance the performance characteristics of our existing products or to sell current products into additional markets.  We believe that such licenses would generally be available on a non-exclusive basis in the various markets where we would like to obtain them; however, there is no guarantee that they will be available on acceptable terms, or at all.  We may also need to achieve certain performance requirements or abstain from certain activities in order to retain those licenses we have today.  If we are unable to license or retain existing licenses to any required non-core technology, it may impede our product development capabilities and resulting product offerings, which may put us at a competitive disadvantage in the market place and negatively affect our ability to generate revenue or profits.

We depend on our key personnel to develop, manufacture, obtain regulatory approval, market through distributors, and sell our products and to assure that all general and administrative functions are performed on a timely and accurate basis.  The loss of key current personnel or difficulty in recruiting additional personnel or finding appropriate consultants in areas where, the company has significant needs could adversely affect our business.

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

We may not be able to attract and retain the caliber of talent necessary to succeed.

Our Company requires high-level management and scientific talent to compete effectively in the marketplace. We may not be able to attract and retain the talent required to sustain or grow our business.

A substantial portion of our business is in China where we have no direct presence to closely monitor and understand the rapidly evolving market.

Over 50% of our product revenue derives from sales of our products through our distribution channel partners in China. China is a dynamic and rapidly evolving market for medical technology including the near-patient diagnostic testing market in which the Company competes. We have neither a direct presence nor personnel in China to allow us to closely monitor and understand this market. We may not be able to anticipate changes in this market as a consequence, which could materially and adversely impact our product sales.

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

During 2010, 0.7% of our total revenue was generated from within Canada, 62.2% from Asia, 16.7% from the United States, 13.3% from Europe, and approximately 7.1% from other countries.  There are various operational and financial risks associated with such international activity.  We may face difficulties and risks in our international business, including changing economic or political conditions, export restrictions, currency risks, export controls relating to technology, compliance with existing and changing regulatory requirements, tariffs and other trade barriers, longer payment cycles, problems in collecting accounts receivable, limitations on the Company’s distributors in certain markets to obtain sufficient US currency to pay our invoices, reimbursement levels, reduced protection for intellectual property, potentially adverse tax consequences, limits on repatriation of earnings, the burdens of complying with a wide variety of foreign laws, nationalization, war, insurrection, terrorism and other political risks and factors beyond our control.  As a consequence, these potential international risks may prevent us from selling our products in certain jurisdictions, may make it very difficult or even impossible to collect on accounts receivable or may impose a variety of additional expenses on our business such that we cannot sell our products at a profit.  For international sales, we price and invoice our products primarily in U.S. dollars and consequently incur a U.S./Canadian foreign exchange risk.  We also expect that there may be a greater requirement in the future for sales to European customers to be priced and invoiced in Euros.  Any significant adverse change in currency exchange rates may negatively impact our profit margins such that we may not be able to generate positive cash flow or earnings from our operations.  To date, we have not made any provision for a currency-hedging program.  We periodically evaluate options to mitigate our exposure to currency fluctuations, but there can be no assurance that we will be able to do so.

Products in the biomedical industry, including ours, may be subject to government regulation.  Obtaining government approvals can be costly and time consuming.  Any failure to obtain necessary regulatory approval will restrict our ability to sell those products and impede our ability to generate revenue.

As we operate in the biomedical industry, some of our products are subject to a wide variety of government regulation (federal, state and municipal) both within the United States and in other international jurisdictions.  See “Point-of-Care (POC) Clinical Diagnostics – Regulatory Approval”.  For example, the FDA and comparable regulatory agencies in other countries impose substantial pre-market approval requirements on the introduction of medical products through lengthy and detailed clinical testing programs and other costly and time consuming procedures.  Satisfaction of these requirements is expensive and can take a long period of time depending upon the type, complexity and novelty of the product.  The FDA also changes the requirements for approval and sale of certain types of products from time to time—often increasing the performance standards, clinical evaluation, or other aspects of performance required to obtain or retain FDA regulatory approval of specific products.  For example, the FDA in recent years has issue a new set of rules regarding cTnI tests for the cardiovascular market.

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

A majority of the Company’s sales are through distributors in foreign markets who sell our products or modifications of our products in their local country markets.  Sales through these distributors in these markets are usually subject to the regulators in those markets.  Frequently our distributors are responsible for obtaining and maintaining regulatory approval in their territories and are thus subject to all of those requirements.  In the future, should the Company elect to build its own sales and marketing operations in certain countries outside the US we would be subject to extensive regulations in each of those countries.  The Company may not be successful in such new initiatives.

We operate, primarily selling through distributors but also potentially in the future directly, in highly competitive markets around the world, with continual developments in new technologies and products.  Some of our competitors have significantly greater resources than we do.  Others, while smaller, may have a very strong market or other leadership position in a specific local market where we or our distributors compete. We or our distributors may not be able to compete successfully based on many factors, including product price or performance characteristics, sales and marketing effort or customer support capabilities.  An inability to successfully compete could lead to us having limited prospects for establishing market share or generating revenues.

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

We believe our primary current competitors globally in the POC cardiovascular diagnostics market are:  Biosite Incorporated (“Biosite”) who entered into a merger agreement with Alere Inc. (“Alere”) in 2007; Abbott Point of Care Inc. (“Abbott”); Mitsubishi Chemical Medience Corporation (“Mitsubishi”);;  and Dade Behring, Inc. (“Dade”).  Biosite,Abbott, and Mitsubishi have quantitative POC systems, and Dade produces a small quantitative bench-top system, for the detection of some cardiac markers.  These three companies are currently marketing and selling their products in the cardiovascular testing market in which we compete, see “POC Clinical Diagnostics Market, Competition”.

In addition, in various emerging regional markets such as China there may be local competitors who sell only in that specific country.  Some of these local competitors may be very strong competitors in their local markets due to factors which may include lower cost production, stronger sales/marketing distribution capabilities, customer familiarity and preference for local suppliers, and local government environments which may favor local companies and their products.

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

The market for immunoassay-based diagnostic testing is rapidly changing as a result of recent consolidation in the industry.  Within the past 60 months, Siemens acquired Bayer Diagnostics, Diagnostic Products Corp. and Dade; and Biosite entered into a merger agreement with Alere.  In the past three years there have been many acquisitions in the medical diagnostics market including several by Alere, helping the company expand its presence in the market for rapid diagnostic tests used in hospitals and doctors' offices. Siemens and Alere both have significant existing businesses in diagnostics and/or related markets for healthcare equipment and services.  Given the period of time since the announcement of these transactions, it is unclear how these completed and proposed acquisitions will impact the competitive landscape for our products or for hospital-based diagnostic testing in general.  However, because these competitors sell a broad range of product offerings to our prospective hospital customers and because of the substantially greater financial resources and more established marketing, sales and service organizations that they each have, we believe there is greater risk that these new consolidated competitors may offer discounts as a competitive tactic or may hold other competitive advantages as a result of their ability to sell a broader menu of important hospital infrastructure equipment and information systems on a combined or bundled basis.  In addition, as these larger competitors expand their marketing focus to China and other emerging markets, they may pose an increasing competitive threat to the Company and the Company’s local distributors in these markets.

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

There has been significant volatility in the volume and market price of our common stock, and this volatility may continue in the future.  This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of “bid” and “ask” quotations and generally lower trading volume.  In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the medical device industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our common stock and the relative volatility of such market price.  The Company has experienced in the past, and may continue to experience in the future, substantial variation from quarter to quarter in revenues and thus profitability.  This variation may be due to large “stocking” orders by certain distributors, the timing of periodic orders from distributors to maintain their inventories, large one-time-sales of certain products such as biodefense related products, seasonal sales of products such as flu diagnostic tests, and other factors.

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

As of February 28, 2011, a majority of our directors and a majority of our officers were U.S. citizens or residents and a single U.S. resident owned 37.4% of our outstanding voting securities.  We are unable to assure you that we will continue to qualify as a foreign private issuer as of the end of June 2011.  If we fail to qualify as a foreign private issuer as of the end of June 2011, then the SEC will consider us a domestic issuer that is subject to the same requirements as a U.S. public company, and we would expect the foregoing exemptions and privileges to cease to be available to us and our security holders effective January 1, 2012.  We expect that any loss of our status as a foreign private issuer would have an adverse effect on our ability to raise funds through the sale of securities, on the cost of our compliance with U.S. securities law requirements and on the ability of U.S. holders of our restricted securities to resell such securities outside the United States.  In addition, our affiliates would become subject to the beneficial ownership reporting, short-swing trading and other requirements of Section 16 of the U.S. Securities Exchange Act.

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

Response Biomedical Corp. was incorporated on August 20, 1980 under the predecessor to the Business Corporations Act in British Columbia, Canada and is located at 1781 – West 75th Avenue, Vancouver, BC, Canada, V6P 6P2 with a telephone number of (604) 456-6010.

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

Our business strategy is to use RAMP® to develop diagnostic tests for POC and on-site testing markets where there is a need for rapid and accurate results.  We have the ability to conduct all research and test development in-house and oversee any clinical testing required to satisfy the regulatory requirements in target markets.  We typically seek to retain all manufacturing rights for our fluorescence Readers and test kits.  All our kits are currently produced in-house and our Readers are manufactured and supplied to us under contract.  We have one qualified contract manufacturer for the Readers, located in British Columbia, Canada (see “Risk Factors” and “Operations and Manufacturing”).  We currently market and sell RAMP® products through a combination of direct sales and select distributors, depending on the market segment and geographical area, see “POC Clinical Diagnostics Market” and “On Site Environmental Testing Market ”.

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

Capital expenditures during the year ended December 31, 2008 consisted of investments in leasehold improvements to a new facility which were funded by our landlord in the amount of approximately $7,110,000 offset by lease inducements liability, with the remainder largely for equipment relating to the manufacture of our products, office furniture and equipment as well as investments in information systems software and hardware.  We moved into this facility on 31 March 2008.

Capital expenditures during the two years ended December 31, 2010 consisted of various manufacturing, office and computer equipment.  As of 31 December 2010, and as of 31 January 2011, we had capital expenditure commitments for equipment of $Nil and $Nil, respectively.  As of 31 December 2010, and as of 31 January 2011, we had commitments for the lease of our facility until 31 January 2023 of $26,777,683 and $26,612,868, respectively.

In July 2010, pursuant to a subscription agreement between the Company and Caduceus Private Investments III, LP (since renamed OrbiMed Private Investments III, LP), OrbiMed Associates III, LP and Caduceus Asia Partners, LP (since renamed OrbiMed Asia Partners, LP) (collectively, the “OrbiMed Funds”) dated June 27, 2010 (the “OrbiMed Agreement”), we issued to the OrbiMed Funds an aggregate of 13,333,333 common shares at a price of $0.60 per share, for gross proceeds of $8,000,000 before share issuance costs of $525,080 for net proceeds of $7,474,920.

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

Revenue Breakdown

The following tables provide a breakdown of our total revenues by geography and product category respectively for the years ended 31 December 2010, 2009, and 2008:

Country / Region	2010 ($)	2009 ($)	2008 ($)
United States	1,191,386	4,300,984	3,288,566
Asia	4,421,568	3,047,731	1,314,621
Europe	945,117	2,046,417	567,866
Canada	52,872	76,484	663,507
Other	502,065	474,653	41,777
Total	7,113,008	9,946,269	5,876,337

Category	2010 ($)	2009 ($)	2008 ($)
Clinical products	6,001,957	6,828,651	3,683,706
Vector products	310,090	806,417	495,018
Biodefense products	444,895	517,981	721,117
Total product revenues	6,756,942	8,153,049	4,899,841
Contract	356,066	1,793,220	976,496
Total Revenues	7,113,008	9,946,269	5,876,337

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

After developing the RAMP® Reader and Myoglobin Test, we submitted the Reader and the test to the FDA for review and market clearance in May 2001.  Clearance was subsequently obtained in January 2002 for sales and distribution in the U.S. market.  As a consequence, our Myoglobin assay and the RAMP® Reader have been available for commercial sale in the U.S. since early 2002.  Based on the outcome of this FDA clearance, we then focused throughout the remainder of 2002 and 2003 on developing and preparing the two subsequent tests, CK-MB and Troponin I, for submission to the FDA.  We completed our clinical trial studies for these two tests in the fall of 2003 and submitted our data for FDA clearance in December 2003.  Clearance was subsequently obtained in May 2004

Recognizing that testing for congestive heart failure (“CHF”) had become a critical complement to cardiac testing (e.g., for heart attacks), we secured a license from Shionogi in October 2004 to develop a rapid quantitative test for BNP, a key CHF marker, in Japan.  In July 2005, we secured a license from Roche to develop, manufacture and sell POC tests for the detection of NT pro-BNP in markets where we do not sell BNP tests.  In May 2006, we announced that Shionogi had secured regulatory clearance to market the BNP test in Japan, following which initial sales occurred in July 2006.  In December 2006, the RAMP® NT-proBNP Assay was CE marked for sale in Europe and a 510(K) application was submitted to the FDA for clearance to market the test in the U.S.  In July 2008, we received regulatory clearance from the FDA to market the RAMP® NT-proBNP Assay as an aid to the rapid diagnosis of heart failure.  The RAMP® NT-proBNP Assay is clinically concordant with the Roche Elecsys proBNP Test and allows the hospital to have standardized clinical decision points for NT-proBNP in both their emergency rooms and central laboratories.  In February 2009, Roche Diagnostics agreed to provide funding to complete a submission for a CLIA-waiver for the RAMP® NT-proBNP assay and also for the development of a next-generation Troponin I Assay.  An FDA CLIA-waiver submission for NT-proBNP was made in the second half of 2010.

Overview of Cardiac Marker Testing

Serial measurement of biochemical markers is now universally accepted as an important determinant in the diagnosis of a heart attack.  The ideal cardiac marker is one that has high clinical sensitivity and specificity, appears soon after the onset of a heart attack, remains elevated for several days following a heart attack, and can be assayed with a rapid turnaround time.1  Today, there is no single marker that meets all of these criteria, thus necessitating testing for multiple cardiac markers.  The biochemical markers that are commonly used by physicians to aid in the diagnosis of a heart attack are Myoglobin, CK-MB, Troponin I, and Troponin T.  As seen in the figure below, cardiac markers follow a specific, predictable pattern of release kinetics following a coronary event.  The differences

1 Adams JE, III, Clin Chem Acta, 1999.

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

In the United States, our sales and marketing functions for cardiac products transitioned to Roche Diagnostics in early 2009.  We also have agreements with regional distributors that sell RAMP® products in the following regions: Asia Pacific, Latin America, Europe, the Middle East and Africa.  On April 2007, we entered into an international supply and distribution agreement with O&D Biotech Co. Ltd. in Beijing, China to be our exclusive distributor and service agent for our RAMP Reader and Myoglobin, CK-MB, Troponin I and NT-proBNP products in the People’s Republic of China with the exception of Hong Kong Special Administrative Region and Macau Special Administrative Region. On December 25, 2009 we entered into a Private Label Agreement with Wondfo Biotech Co. Ltd. in Guangzhou, Guangdong Province, People’s Republic of China, excluding Hong Kong and Macau, to be our exclusive distributor for the marketing and sale of the cardiac reader, cardiac assays and cardiac controls under the Private Label OEM Products, bearing the Wondfo name, brand, logo or trademark or products bearing a third party name brand, logo, or trademark.

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
13 Centers for Disease Control & Prevention – http://www.cdc.gov/RSV/

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

Competitors in Medical POC Testing Markets

Test Market Segment
Company	Cardiac Markers	CHF Marker	Drugs of Abuse	Flu and Infectious Disease	Pregnancy / Ovulation	Blood Gases/ Electrolytes	Coagulation
Abbott Point of Care Inc.	Ö (1)	Ö				Ö	Ö
Becton Dickinson Corporation (4)				Ö
Dade Behring	Ö	Ö
Alere Inc.	Ö	Ö	Ö	Ö	Ö	Ö	Ö
Mitsubishi Chemical Medience Corporation (3)	Ö	Ö
Roche Diagnostics (2)	Ö	Ö	Ö			Ö	Ö
Quidel Corporation (4)				Ö	Ö
(1)	Only Troponin I, CK-MB and BNP cardiac tests at this time.
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

Prior to sale in the United States, RAMP® clinical products will typically require pre-marketing clearance through a filing with the FDA called a 510(k) submission.  A 510(k) submission claims substantial equivalence to an accepted reference method or a similar, previously cleared product known as a “predicate device” and minimally takes about

13 Wu AH, Smith A, Christenson RH, Murakami MM, Apple FS, Clin Chim Acta. 2004 Aug 16:346(2):211-9

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

Marketing clearance for the RAMP® Myoglobin Assay and RAMP® Reader was received in 2002.  Marketing clearances for the RAMP® CK-MB Assay and the RAMP® Troponin I Assay were received in May 2004.  The marketing clearance for the RAMP® Influenza A/B Assay and the RAMP® 200 reader was received in April 2008.  The marketing clearance for the RAMP® NT-proBNP Assay on the RAMP® Reader was received in July 2008.  The marketing clearance for the RAMP® RSV Assay was received in July 2009.

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

Competition

The following table summarizes our known competitors in the rapid on-site environmental biodefense testing market (note that this table may not include all biological agents for which these companies may have tests):

Biological Agent
Company	Anthrax	Ricin	Botulinum Toxin	Orthopox	Brucella	Plague	Tularemia	SEB
Alexeter Technologies LLC (1)	Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö
New Horizons Diagnostics	Ö	Ö	Ö			Ö	Ö	Ö
ADVNT Inc.	Ö	Ö	Ö			Ö		Ö
Idaho Technology Inc. (2)	Ö	Ö	Ö	Ö	Ö	Ö	Ö
Tetracore, Inc.	Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö
Smiths Detection BioSeeq Plus (3)	Ö			Ö		Ö	Ö
QTL/MSA	Ö	Ö						Ö
(1)  Product includes a portable reader based on reflectance technology.
(2)  Product includes a portable reader based on PCR technology.
(3)  Product includes a portable reader based on PCR technology.

A number of independent studies have been conducted on biodefense tests.  The RAMP® Anthrax Test has been evaluated at four sites in the United States and Canada:  DRDC Suffield,15 a division of the Canadian Department of National Defense; the Maryland State Department of Health;16 Intertox Inc.,17 a Seattle-based public and occupational health firm; and, Edgewood Chemical Biological Center, part of the U.S. Army's Aberdeen proving ground, and more recently the AOAC testing.18  Data from these four evaluations show that the RAMP® Anthrax Test meets or exceeds its product claims of reliably detecting less than 4,000 live spores, with 99 percent confidence in specificity.  The CDC defines a lethal dose of anthrax as 10,000 spores.  In November 2004, the RAMP® System was the only commercially available rapid on-site anthrax detection system of those tested that met the new performance standards introduced by AOAC for rapid immunoassay-based anthrax detection systems and to receive the AOAC Official Methods Certificate 070403 stating that the RAMP® Anthrax Test performed as we claimed and that we are authorized to display the AOAC Performance Tested certification mark.  All other commercially available rapid on-site anthrax detection systems tested failed to meet the AOAC’s performance standard.  A further intensive, independent field testing program conducted by AOAC and sponsored by the DHS, culminated in the announcement in September 2006 that our RAMP® Anthrax Test is the first and only biodetection product approved for field use by first responders in the United States for the detection of anthrax.  We currently have approximately 346 RAMP® biodefense systems in field use by our customers (see “On-Site Environmental Testing Market, Industry Trends” and “Risk Factors”).

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

D.  Property, Plants and Equipment

Facilities

In May 2007, we entered into an agreement to lease a multi-use, 46,000 square foot facility in Vancouver, British Columbia.  The facility has housed all of our operations since March 31, 2008 and requires us to pay approximately $160,000 per month in rent and operating expenses.  Initial capital modifications to the facility were paid by the landlord and managed by us.  The agreement has an initial term of 15 years with two five-year renewal options.  To secure the lease, we are required to maintain a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $870,610.  For additional information regarding the productive capacity and extent of utilization of our current facility and our plans and projected capacity with respect to the potential new facility, see “Operations and Manufacturing”.  As part of the agreement we received a repayable leasehold improvement allowance for an amount of $7.8 million, used for additional improvements to the facility. The allowance is being repaid over the term of the operating lease at approximately $88,500 per month including interest at an annual rate of 11%, compounded monthly.

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

General

Beginning in the fourth quarter of fiscal 2002, we transitioned from a research and development company to a company with commercial sales of RAMP® products.  In the beginning these sales were predominantly in the biodefense marketplace, however in the last three years this has shifted predominantly to our clinical products. To support our continued growth, we have put in place a manufacturing infrastructure and negotiated key partnerships to support the sales and marketing of our various products.  Research and development is being focused on developing new partner-funded tests to be commercialized by our strategic partners and to enhance existing products used on the RAMP® technology.  As at 31 December 2010, cumulative product sales related to RAMP® systems (including cartridge sales) of approximately $33,349,000 have been realized.  We received FDA regulatory clearance for our RAMP® reader and Myoglobin tests in Dec 2001, CK-MB and Troponin I tests in May 2004 and commercially launched our cardiac products in the U.S. in January 2005.  We subsequently received FDA regulatory clearance for our Influenza A/B test and our RAMP® 200 reader in April 2008 and similar FDA clearances for our NT-proBNP test in July 2008, as well as our RSV test in July 2009.  3M has a license to commercialize our infectious diseases line of products and Roche Diagnostics has a similar license for our cardiovascular line of products.  Roche Diagnostics launched the cardiovascular line of products in the U.S. in the second quarter of 2009.  For the rest of world, we presently have a managing director of international sales for Asia and a managing director of international sales for Europe, the Middle East and Africa who manage a number of international distributors, responsible for distribution of RAMP® products outside the United States and Japan.  Our Japanese partner, Shionogi, distributes and markets our BNP systems in Japan.  Current revenues are derived primarily from the sale of Troponin I tests, Shionospot BNP tests, NT-proBNP tests, Flu A/B tests, West Nile Virus tests, RAMP® Reader and RAMP® 200 readers. The reader available to Roche and 3M for marketing is the Roche Cardiac 200 Reader and 3M Rapid Detection Reader, respectively.

Year Ended 31 December 2010 Compared with Year Ended 31 December 2009

For the year ended 31 December, 2010, the Company reported a loss of $10,081,911 or $0.32 per share, compared to a loss of $9,543,531 or $0.43 per share in 2009. The increase in the loss for the year ended December 31, 2010 is attributed to lower contract service fees and revenue from collaborative research arrangements, lower gross margins from product sales and increased employee severance costs due to an organizational restructuring offset by lower operating expenses in the research and development department and marketing and business development department.

Revenues and Cost of Sales

Total revenue for the year ended 31 December 2010 decreased 28% to $7,113,008 compared to $9,946,269 in 2009.

Revenues from product sales for the year ended 31 December 2010 decreased 17% to $6,756,942 compared to $8,153,049 in 2009.

Clinical products revenue for the year ended 31 December 2010 decreased 12% to $6,001,957 compared to $6,828,651 in 2009.  The decrease in revenue is primarily a result of reduced sales to Roche and 3M.  While the Company recognized revenues from shipments to its new distributor Wondfo in China, the decrease in 2010 is primarily a result of significantly reduced shipments to Roche in 2010 as they did not require inventories to be re-stocked at the same levels as the initial launch in 2009.  In addition, the Company recognized an increase in cardiac revenues from continued growth by O&D in China, offset by reduced infectious diseases revenue from 3M, in the U.S.  In the short term, the clinical products revenue may fluctuate depending on the pace at which the international markets develop and the timing of orders from its distributors and marketing partners.  In the long-term, the Company expects clinical products revenue to increase as distributors and marketing partners expand their customer base and newly launched products penetrate the marketplace.

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

Vector products (West Nile Virus) revenue for the year ended 31 December 2010 decreased 62% to $310,090 compared to $806,417 in 2009. This decrease is primarily due to loss of a major customer by our key vector product distributor. In the future, the Company expects the sale of West Nile Virus products to fluctuate at varying levels.

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

Cost of sales for the year ended 31 December 2010 decreased to $7,097,538 compared to $7,933,704 in 2009.  Cost of product sales includes direct manufacturing labour costs, direct materials costs, inventory allowances, royalties, allocated overhead including depreciation and stock-based compensation related to the granting of stock options to employees engaged in manufacturing activities.

Overall a negative gross margin from product sales was realized for the year ended 31 December 2010 at (5%) as compared to a gross margin of 3% in 2009.  The gross margin for the year ended 31 December 2010 included an increase in the provision for scrap and short-dated product and an increase in royalty fees offset by continued standard labour cost improvements.  In the short-term, the Company expects variation in gross margin depending on product mix and test sales volumes.  In the longer term the Company expects gross margins to improve as sales volumes increase.

Expenses

Research and development expenditures for the year ended December 31, 2010 decreased 27% to $4,106,266 compared to $5,635,692 in 2009.  The decrease in 2010 is primarily the result of reduced expenditures for development projects totaling $906,000, lower payroll expenses totaling $527,000 and lower legal fees mainly related to the renewal of patents in the amount of $100,000 offset by higher amortization expenses of $19,000.  In the future, the Company expects fluctuations in research and development expenditures as a result of the size and number of projects in development and the timing of clinical trial activities.

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

During the year ended 31 December 2010, the Company had a foreign exchange loss of $89,893 compared to a foreign exchange loss of $104,427 in 2009.  Foreign exchange gains and losses are largely due to U.S. dollar balances of cash and cash equivalents, accounts receivable and accounts payable affected by the fluctuations in the value of the U.S. dollar as compared to the Canadian dollar. The Company uses the exchange rate posted on the Bank of Canada website for the last business day of each month.  The exchange rate as at 31 December 2010 was $0.9946 U.S. per CDN dollar [31 December 2009 - $1.0466, 31 December 2008 - $1.2246].

Selected Quarterly Information 2010 and 2009

The table below sets forth selected data from our unaudited consolidated financial statements prepared in accordance with Canadian GAAP for the eight previous quarters ended 31 December 2010.

	4th Quarter $	3rd Quarter $	2nd Quarter $	1st Quarter $	Total $
2010
Total Revenue	1,755,015	1,553,001	2,255,513	1,549,479	7,113,008
Loss	2,807,694	2,581,786	1,963,601	2,728,830	10,081,911
Loss per Share – Basic and Diluted	0.09	0.07	0.08	0.11	0.32
Total Assets	19,523,931	22,340,511	18,007,570	19,292,983	19,523,931
2009
Total Revenue	2,450,930	2,047,523	2,735,415	2,712,401	9,946,269
Loss	2,735,908	3,177,221	1,898,987	1,731,415	9,543,531
Loss per Share – Basic and Diluted	0.12	0.12	0.09	0.10	0.43
Total Assets	21,464,196	23,451,278	26,829,265	17,950,788	21,464,196

Quarter-to-quarter variability in product revenue is driven primarily by the following factors:

•	The timing of clinical product orders from the Company’s marketing partners and distributors;
•	The variability in demand of clinical and non-clinical product orders from the Company’s marketing partners and distributors;
•	Additional revenues from the launch of cardiac products by Wondfo in China in the first half of 2010;
•	Additional revenues from the launch of cardiac products by Roche Diagnostics in the U.S. in the first quarter of 2009;
•	Seasonality related to RSV and Influenza A+B products;

•	Seasonality related to the demand for RAMP West Nile Virus products as well as significant penetration of this market and
•	The launch of new and existing products in new territories from time to time.

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

Information 2010, 2009, 2008

The following table sets forth consolidated financial data for our last three fiscal years.

	2010		2009		2008
	$		$		$
Product Revenue		6,756,942		8,153,049		4,899,841
Cost of Sales		7,097,538		7,933,704		5,227,156
Gross Profit/Loss		(340,596)		219,345		(327,315)
Gross Margin on Product Sales		(5%)		3%		(7%)
Services Revenue		356,066		1,793,220		976,496
Total Revenue		7,113,008		9,946,269		5,876,337
Expenses		9,216,256		10,602,954		13,653,588
Loss for the Year		10,081,911		9,543,531		13,663,656
Loss per share – Basic and Diluted		0.32		0.43		0.97
Total Assets		19,523,931		21,464,196		19,394,907
Total Long-Term Obligations(1)		8,656,744		9,123,132		9,558,668

1)The long-term obligation balance represents the repayable leasehold improvement allowance and non-repayable lease inducements recorded as a result of our 15 year lease agreement for a new premise as described in note 8 to the consolidated financial statements as at 31 December 2010.

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

As at 31 December 2010, the Company had a working capital balance of $6,202,048 a decrease $796,481 compared to $6,998,529 as at 31 December 2009. For the year ended 31 December 2010, the Company relied primarily on proceeds from the issuance of common shares through a private placement, cash on hand and cash generated from gross margin on product sales and repayments related to contract service fees and revenues from collaborative research arrangements to fund its expenditures.

For the year ended 31 December 2010, the Company reported losses of $10,081,911 compared to a loss of $9,543,531 in 2009.  The Company has sustained continuing losses since its formation and at 31 December 2010, had a deficit of $100,782,221 and for the year ended 31 December 2010 incurred negative cash flows from operations of $8,156,578 compared to $8,078,120 in 2009.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Based on our current cash resources, expected cash burn, and anticipated revenues, we expect that we can maintain operations until late 2011. We may need to raise additional capital to fund our operations. We have relied primarily on debt and equity financings to fund our operations and commercialize our products.  Additional capital may not be available, at such times or in amounts as needed by us.  Even if capital is available, it might be on adverse terms.  Any additional equity financing will be dilutive to our shareholders.  If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail one or more product development programs, attempt to obtain funds through collaborative partners or others that may require us to relinquish rights to certain technologies or product candidates, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

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

Our working capital balance was $6,202,048 as at 31 December 2010, a decrease of $796,481 compared to $6,998,529 as at 31 December 2009.  For the years ended 31 December 2009 and 2010, we relied primarily on proceeds from the sale of equity securities through a private placement, cash on hand, cash generated from gross margin on product sale and prepayments relating to contract service fees and revenues from collaborative research arrangements to fund its expenditures.

For the year ended 31 December 2010, we incurred a loss of $10,081,911  versus a loss of $9,543,531 in 2009. Although our loss has decreased, we anticipate continued losses.  We intend to continue to fund our operations from a combination of the issuance of equity securities, revenue from product sales, contract service fees, revenue from collaborative research arrangements, and possibly additional debt financing.

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

Pursuant to the terms of the OrbiMed Agreement, Caduceus Private Investments III, LP (since renamed OrbiMed Private Investments III, LP) (“OrbiMed”) is entitled to two designees on our Board of Directors (the “OrbiMed Designees”).  Drs. Thompson and Wang are the current OrbiMed Designees.  The Company agreed in the OrbiMed Agreement that as long as the OrbiMed Funds and their affiliates hold not less than 5,800,000 of our common shares:

•	the Company will include the OrbiMed Designees on management’s slate of nominees for election to the Board of Directors at each successive annual meeting of shareholders;
•	any vacancies created by the death, resignation or removal of either or both of the OrbiMed Designees are to be promptly filled by the Board of Directors upon receipt of instructions from OrbiMed;
•	the Company will not increase the size of the Board of Directors above seven without the consent of the OrbiMed Designees; and
•	an OrbiMed Designee shall have the right to serve on and be appointed to each of the committees of the Board of Directors.

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

Peter Thompson - Director

Dr. Thompson has served as one of our directors since July 2010. Dr. Thompson is a proven biotechnology executive and entrepreneur with over 20 years of experience in the industry. He co-founded Trubion Pharmaceuticals, and served as CEO and Chairman from its inception through its successful IPO on NASDAQ and as a public company until his retirement in 2009. Dr. Thompson is the former Vice President & General Manager of Chiron Informatics at Chiron Corporation and held various executive positions in Becton Dickinson, including Vice President, Research and Technology Department of BD Bioscience prior to joining Chiron. Dr. Thompson is a co-founder of iMetrikus, a clinical decision support company, where he served as CEO and Chairman. He is a Venture Partner at Orbimed Advisors and the founder and Managing Director of Strategicon Partners, an investment and management services company. He serves as a Director on the Boards of Anthera Pharmaceuticals (NASDAQ: ANTH), Methylgene (TSX: MYG), Response Biomedical (TSX: RBM), Cleave Biosciences (Co-Founder), Principia Biosciences, & CoDa Therapeutics. Dr. Thompson is an Ernst & Young Entrepreneur of the Year awardee, an inventor on numerous patents, a board-certified internist and oncologist, and was on staff at the National Cancer Institute following his internal medicine training at Yale University.

Jonathan Wang - Director

Dr. Wang has served as one of our directors since July 2010. He is a Senior Managing Director, Asia at OrbiMed. He is a co-founder and partner at OrbiMed's Asia-focused VC fund. Previously, he was General Manager at Burrill Greater China Group and worked for WI Harper Group and Walden International, two pioneers in the Asia-related VC industry. At WI Harper, Dr. Wang was a Managing Director, overseeing the firm's life sciences activities worldwide. Dr. Wang is a Board Director at ForteBio, Inc., EA, Inc. and PharmAbcine, Inc. He is also co-founder of and former Chairman of The BayHelix Group, a premier organization of Chinese life sciences business leaders. He holds a Ph.D. in Molecular Neurobiology from Columbia University where he obtained scientific training under the supervision of Dr. Eric Kandel, a Nobel Laureate. He was rewarded the prestigious Howard Hughes Medical Institute (HHMI) Research Fellowship for his research at Columbia.  Dr. Wang also earned an M.B.A. from Stanford University.

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

The elements of our executive compensation plan are structured to fulfill the following objectives:

1.	Attract and Retain

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

2.	Pay for Performance

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

The Compensation Committee of the Board reviews and approves the recommended stock option grants.

4.	Perquisites

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

Options Granted During the Most Recently Completed Financial Year

The following table sets out incentive stock options granted during the most recently completed financial year to Named Executive Officers:

NEO Name	Common Shares Under Options Granted (#)	Percentage of Total Options Granted to Employees in Financial Year	Exercisable or Base Price ($ / Security)	Market Value of Securities Underlying Options on the Date of Grant ($ / Security) (1)	Expiration Date
S. Wayne Kay	50,000	38%	0.43	0.43	November 9, 2015
Duane A. Morris	Nil	N/A	N/A	N/A	N/A
Livleen Kaler	Nil	N/A	N/A	N/A	N/A
Paul C. Harris	12,500	10%	0.41	0.41	December 1, 2015
(1)	The market value is calculated as the closing market price of our shares on the TSX on the day prior to grant date for each option.

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

The following table sets out details of our shares, options and warrants that are directly or indirectly held by directors and executive officers as at 31 January 2011 based on 38,950,262 common shares issued and outstanding on such date:

Name	Number of Common Shares	Percentage of Outstanding Common Shares	Number of Common Shares held under Options and Warrants	Exercice Price	Expiration Date
S. Wayne Kay	67,670	<1.0%	150,000 50,000 50,000 335,000(1) 585,000	$10.70 $1.20 $0.43 $2.00	11 September 2012 2 December 2013 09 November 2015 31 October 2011
Richard J. Bastiani, PhD	133,333	<1.0%	40,000 5,000 5,000 5,000 66,666(1) 121,666	$5.80 $8.80 $1.20 $1.15 $2.00	30 March 2011 4 December 2012 2 December 2013 10 December 2014 31 October 2011
Richard K. Bear	66,660	<1.0%	40,000 5,000 5,000 5,000 33,330(1) 88,330	$5.80 $8.80 $1.20 $1.15 $2.00	30 March 2011 4 December 2012 2 December 2013 10 December 2014 31 October 2011
Anthony F. Holler, MD	368,350	~1.45%	40,000 5,000 5,000 5,000 91,666(1) 146,666	$5.80 $8.80 $1.20 $1.15 $2.00	30 March 2011 4 December 2012 2 December 2013 10 December 2014 31 October 2011
Todd R. Patrick	182,900	<1.0%	40,000 5,000 5,000 5,000 33,500(1) 88,500	$5.80 $8.80 $1.20 $1.15 $2.00	30 March 2011 4 December 2012 2 December 2013 10 December 2014 31 October 2011
Peter Thompson, PhD	Nil	N/A	Nil	N/A	N/A
Jonathan Wang, MD	Nil	N/A	Nil	N/A	N/A
Paul C. Harris, Ph.D	22,800	<1.0%	12,500 8,750 8,750 10,000 12,500 52,500	$5.80 $5.20 $8.80 $1.20 $0.41	7 March 2011 3 October 2011 4 December 2012 2 December 2013 1 December 2015
Livleen Kaler	2,750	<1.0%	10,000 5,000 15,000 30,000	$8.80 $1.20 $1.50	3 April 2012 2 December 2013 19 June 2014
TOTAL	844,463	2.2%	953,662
1	Represents warrants to purchase common shares. All other entries represent options to purchase common shares

F.	Stock Option Plan

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

The number of shares issuable to any one option holder under the 2008 Plan, together with all of our other previously established or proposed share compensation arrangements, shall not exceed five percent of our total number of issued and outstanding common shares in the capital of Response Biomedical on a non-diluted basis.  The number of shares which may be issued to insiders under the 2008 Plan, together with all of our other previously established or proposed share compensation arrangements, in aggregate, shall not at any time exceed 10 percent of the Outstanding Issue.  Outstanding Issue means the number of shares that are outstanding (on a non-diluted basis) immediately prior to the share issuance or grant of option in question.  The number of shares which may be issuable under the 2008 Plan, together with all of our other previously established or proposed share compensation arrangements, within a one-year period:

•	To insiders in aggregate, shall not exceed 10 percent of the Outstanding Issue;
•	To any one option holder who is an insider and any associates of such insider, shall not exceed five percent of the Outstanding Issue; and
•	To any non-employee director shall not exceed one percent of the Outstanding Issue.

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

Stock Options

The following table summarizes all of our outstanding stock options as at 31 January 2011.

Date of Grant	Number of Options	Exercise Price	Expiry Date
8‐Mar-06	12,500	5.80	6‐Mar‐11
30‐Mar-06	160,000	5.80	30‐Mar‐11
20‐Apr-06	4,000	11.00	20‐Apr‐11‐11
20‐May-06	2,000	7.80	20‐May‐11
23‐May-06	1,350	7.80	23‐May‐11
7‐Jun-06	385	7.50	7‐Jun‐11
19‐Jun-06	385	7.50	19‐Jun‐11
5‐Jul-06	550	7.20	5‐Jul‐11
17‐Jul-06	770	5.50	17‐Jul‐11
1‐Aug-06	385	6.50	1‐Aug‐11
25‐Aug-06	1,130	4.90	25‐Aug‐11
28‐Aug-06	7,500	5.10	28‐Aug‐11
3‐Oct-06	10,235	5.20	3‐Oct‐11
18‐Jan‐07	19,900	6.60	18‐Jan-12
3‐Apr‐07	25,330	8.80	3‐Apr-12
14‐Jun‐07	1,261	10.50	14‐Jun-12
11‐Sep‐07	150,000	10.70	11‐Sep-12
26‐Sep‐07	25,920	10.20	26‐Sep-12
4‐Dec‐07	38,270	8.80	4‐Dec-12
2‐Apr-08	17,972	6.90	2‐Apr-13
21‐Apr-08	1,500	7.30	21‐Apr-13
2‐Dec-08	121,270	1.20	2‐Dec-13
19‐Jun-09	15,000	1.50	19‐Jun-14
10‐Dec-09	57,485	1.15	10‐Dec-14
9‐Nov-10	50,000	0.43	9‐Nov-15
1‐Dec-10	78,290	0.41	1‐Dec-15
TOTAL:	803,388

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other person or entity.  The following table sets forth certain information concerning the beneficial ownership of our common shares as to each person known to us that is the beneficial owner of 5 percent or more of our outstanding shares as at February 28, 2011.

Title of Class	Identity of Person or Group	Number of Shares (1)		Percent of Class (2)
Common Shares	OrbiMed Advisors, LLC	9,151,200	(3)	23•	%
Common Shares	OrbiMed Advisors Limited	5,376,300	(4)	14•	%

(1)
Includes securities for which the person has or shares the underlying benefits of ownership, including the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities.

(2)
Percent of class is calculated by dividing the number of shares beneficially owned by the person, by the number of our common shares outstanding as at 28 February 2011, which was 38,950,262. [Based on the Schedule 13D filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Advisors Limited (“OrbiMed Limited”), OrbiMed Asia GP, L.P. (“OrbiMed Asia”), OrbiMed Capital GP III LLC (“OrbiMed Capital”) and Samuel D. Isaly (“Isaly”) on August 9, 2010, as amended on October 4, 2010, October 22, 2010 and January 13, 2011 (the “OrbiMed Schedule 13D”).  Consists of 9,065,300 shares held by OrbiMed Private Investments III, LP (“OPI III”) and 85,900 shares held by OrbiMed Associates III, LP (“OrbiMed Associates”).  OrbiMed Capital, OrbiMed Advisors and Isaly may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares held by OPI III.  The 9,065,300 shares held by OPI III constitute approximately •% of the issued and outstanding shares as at February 28, 2011.  Isaly owns a controlling interest in OrbiMed Advisors pursuant to the terms of its limited liability company agreement.  OrbiMed Advisors is the sole managing member of OrbiMed Capital and OrbiMed Capital is the sole general partner of OPI III.  As a result, Isaly, OrbiMed Advisors and OrbiMed Capital share power to direct the vote and to direct the disposition of the shares held by OPI III.  OrbiMed Advisors and Isaly may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares held by OrbiMed Associates.  The 85,900 Shares held by OrbiMed Associates constitute approximately •% of the issued and outstanding shares as at February 28, 2011.  Isaly owns a controlling interest in OrbiMed Advisors pursuant to the terms of its limited liability company agreement.  As a result, Isaly and OrbiMed Advisors share power to direct the vote and to direct the disposition of the Shares held by OrbiMed Associates.

(3)
Based on the OrbiMed Schedule 13D.  Consists of 5,376,300 shares held by OrbiMed Asia Partners, LP (“OAP”).  OrbiMed Asia GP, L.P. (“OrbiMed Asia”) is the sole general partner of OAP pursuant to the terms of the limited partnership agreement of OAP and OrbiMed Limited is the sole general partner of OrbiMed Asia pursuant to the terms of the limited partnership agreement of OrbiMed Asia.  As a result, OrbiMed Asia has the power to direct the vote and to direct the disposition of the shares held by OAP described in Item 3 and such power is exercised through OrbiMed Limited.  OrbiMed Limited exercises this investment power through an investment committee (the “Committee”) comprised of Isaly, Carl L. Gordon, Nancy T. Chang, Jonathan J. Wang and Sunny Sharma, each of whom disclaims beneficial ownership of the shares held by OAP, except to the extent of their pecuniary interest therein, if any.  As a result, OrbiMed Asia and OrbiMed Limited may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares held by OAP and to share power to direct the vote and the disposition of the shares held by OAP.

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

Export Sales

For our fiscal year ended 31 December 2010, we generated revenues from customers outside of Canada of $7,060,136 or 99 percent of total revenue of $7,113,008.  As our main geographic markets are outside our home country, it is expected that export sales will account for the majority of revenues from product sales in future years.

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

On June 27, 2010, the Company entered into a subscription agreement with the OrbiMed Funds (the “OrbiMed Agreement”) whereby the Company issued an aggregate of 13,333,333 common shares to the OrbiMed Funds at a price of $0.60 per share for gross proceeds of approximately $8 million.  Pursuant to the OrbiMed Agreement, the Company granted to OrbiMed certain board rights as described in Item 6.A. above.  In addition, the Company agreed that so long as the OrbiMed Funds or their affiliates hold any of our shares, the Company will use its commercially reasonable efforts to either maintain the listing or quotation of our common shares on the Toronto Stock Exchange (or any successors thereto) and the OTC Bulletin Board, or establish and maintain the listing of our common shares on a U.S. national stock exchange.  The Company also agreed that, subject to certain exemptions, until July 28, 2012, upon any issuance by the Company or any of its subsidiaries of securities for cash consideration, indebtedness or a combination of units thereof, each OrbiMed Fund shall have the right to participate in up to an amount of such financing so as to maintain such OrbiMed Fund’s relative ownership interest in the Company on the same terms, conditions and price provided for in such financing.

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

For taxable years beginning before January 1, 2013, a dividend paid by the Company to a U.S. Holder who is an individual, estate or trust generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met.  The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) common shares of the Company are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a PFIC for the taxable year during which the Company pays a dividend or for the preceding taxable year.  (See the section below under the heading "Passive Foreign Investment Company Rules").

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

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures
The Company initially carried out an evaluation, under the supervision and with the participation of our management, including our former Chief Executive Officer and former Chief Financial Officer, of the effectiveness of the design and operation of the disclosure controls and procedures (as defined in Rule 13a-15(e) under the United States Securities Exchange Act of 1934, as amended) of the Company as at 31 December 2010 in connection with the preparation of the Company’s Original Form 20-F.  The Company disclosed in its Original Form 20-F that, based upon the evaluation, the former Chief Executive Officer and former Chief Financial Officer concluded that, as at 31 December 2010, our disclosure controls and procedures were effective.
In connection with the restatements of certain of our financial statements described in more detail elsewhere in this Form 20-F/A, management of the Company, including our new interim Chief Executive Officer and our new Corporate Controller, who serves as our principal financial and accounting officer, re-evaluated the effectiveness of the Company’s disclosure controls and procedures as of 31 December 2010.  As a result of that re-evaluation, the Company’s interim Chief Executive Officer and Corporate Controller have determined that due to the material weaknesses in internal control over financial reporting described below, the Company’s disclosure controls and procedures were not effective as of 31 December 2010.  Additional information regarding the restatement is contained in Note 4 to the Notes to Consolidated Financial Statements included in this Form 20-F/A.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the United States Securities Exchange Act of 1934, as amended) for us.  The Original Form 20-F stated that our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of 31 December 2010 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based upon their assessment, our management concluded in the Original Form 20-F that, as of 31 December 2010, our internal control over financial reporting was effective. The Company’s internal control over financial reporting was not subject to attestation by its independent registered public accounting firm for the fiscal year ended 31 December 2010.

In connection with the restatements of certain of our financial statements described in more detail elsewhere in this Form 20-F/A, our new management, with the participation of our new Chief Executive Officer and new Corporate Controller, re-assessed the effectiveness of our internal control over financial reporting as of 31 December 2010.  In making this re-assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  As a result of this re-assessment, management identified the following control deficiencies that constituted material weakness as of 31 December 2010:

1.
Control environment – The Company did not maintain an effective control environment.  The control environment, which is the responsibility of senior management, sets the tone of the organization, influences the control consciousness of its people, and is the foundation for all other components of internal control over financial reporting.  We did not maintain a tone and control consciousness that consistently emphasized adherence to accurate financial reporting and enforcement of our policies and procedures.  This control deficiency fostered a lack of sufficient appreciation for internal control over financial reporting, allowed for management override of internal controls in certain circumstances and resulted in an ineffective process for monitoring the adherence to our policies and procedures.

2.
Documentation, training and testing – The Company did not update its written policies and procedures with respect to internal control over financial reporting following the Company’s 2010 management reorganization and restructuring to reflect changes in the management team and reporting authorities.  The Company’s written policies and procedures were not consistently followed, due to inadequate training of staff and the failures noted elsewhere.  The Company believes that no testing of internal control over financial reporting was conducted by its management in connection with the Original Form 20-F.

3.
Documentation and communication of contract terms – The Company did not maintain effective document control and records of contracts with its distributors.  Certain terms of contracts were documented in oral or side agreements and were not properly disclosed to the Company’s board of directors and its external auditors or legal advisors.

4.
Revenue recognition – The Company did not maintain effective revenue recognition controls and policies.  When persuasive evidence of a purchase order did not exist, when oral or side agreements existed, when contingencies existed with respect to the acceptance of the product, or when distributors did not have the ability or intent to pay independent of payment by the end-user customer, this information was not properly communicated to the Company’s board of directors, external auditors and legal advisors.  Goods were shipped and revenue recognized in violation of the Company’s written policies and procedures.

5.
Anti-fraud program – The Company did not maintain an effective anti-fraud program designed to detect and prevent fraud, such as a whistle-blower program and an ongoing program to manage identified fraud risks.

Each of these deficiencies could result in a material misstatement of the Company’s consolidated financial statements, and certain of these deficiencies resulted in the material misstatement to the Company’s consolidated financial statements, as described in more detail elsewhere in this Form 20-F/A and in Note 4 to the Notes to Consolidated Financial Statements included in this Form 20-F/A.

In response to the control deficiencies described above, the Company’s management, under the direction of its interim Chief Executive Officer and Corporate Controller, is developing and intends to implement a remediation plan, which is presently expected to include the following:

1.	Updating the Company’s controls, policies and procedures to reflect the reorganization and restructuring from 2010 and further organizational changes implemented in recent months.

2.
Improving the documentation of controls and the testing of controls, including the use of a qualified outside consultants in order to ensure that the internal controls in place over financial reporting are effective or to remediate any controls that, subsequent to the appropriate testing being completed, were  concluded to be ineffective.

3.	Updating the Company’s controls and procedures regarding order entry and processing.

4.	Additional training of staff and management on revenue recognition.

5.	Implementing a document control system regarding all contracts with distributors and other key organizations working with the Company.

6.	Implementing a Whistleblower Policy to facilitate reporting directly to the Company’s Audit Committee any suspected improper activity.

7.	Improving the overall control environment through the recruiting of a new Chief Executive Officer and additional managers, in addition to the changes to management effected earlier in 2011.

The Company’s new management believes that the measures described above will enhance the remediation of the control deficiencies that have been identified, and is committed to improving the Company’s disclosure controls and procedures and internal control over financial reporting.  The Company’s management is committed to continuing to improve the Company’s internal control processes and will continue to diligently and vigorously review the Company’s financial reporting controls and procedures.  As the Company continues to evaluate and work to improve its internal control over financial reporting, it may determine to take additional measures to address control deficiencies or determine to modify, or in appropriate circumstances not to complete, certain of the remediation measures described above.

Changes in Internal Control Over Financial Reporting

Except as noted above, no change in our internal control over financial reporting occurred during the fiscal year ended 31 December 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.  Principal Accountant Fees and Services

The aggregate fees billed by our external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees (1)	Tax Fees (2)	All Other Fees (3)
2010	$131,709	$6,189	Nil	$9,926
2009	$210,533	$116,905	$5,550	$77,493

(1)	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees". In 2009, includes fees related to SOX compliance.
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees incurred in relation to the public offering in May 2009, recorded to share issue costs.

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

Item 16G. Corporate Governance

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

Item 18.  Financial Statements

We have elected to provide financial statements pursuant to Item 17 of Form 20-F.

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

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control.  The Board of Directors exercises this responsibility principally through the Audit Committee.  The Audit Committee consists of directors not involved in the daily operations of the Company.  The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young LLP, conducted an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards.  Their report expresses their opinion on the consolidated financial statements of the Company. The external auditors have free and full access to the Audit Committee with respect to their findings.

/s/ Peter A. Thompson	/s/ Anastasios Tsonis

Peter Thompson Interim Chief Executive Officer	Anastasios Tsonis Corporate Controller

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Response Biomedical Corporation

We have audited the accompanying consolidated financial statements of Response Biomedical Corporation (the “Company”), which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of loss, comprehensive loss and deficit, and cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

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

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Response Biomedical Corporation as at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Other matter

As discussed in Note 4 to the consolidated financial statements, the December 31, 2010 consolidated financial statements have been restated to correct errors in accounting for revenue, inventory, long-term prepaids and accrued and other liabilities.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which indicates that the Company had a deficit of $100,782,221 as at December 31, 2010. These conditions, along with other matters as set forth in Note 1, indicate substantial doubt about the Company's ability to continue as a going concern.

Vancouver, Canada

Chartered accountants

March 10, 2011, except as to Notes 4, 19 and 20, which are as of November 7, 2011

Consolidated Financial Statements

Response Biomedical Corporation

(Expressed in Canadian dollars)

December 31, 2010 and 2009

(Restated November 7, 2011)

Response Biomedical Corporation

Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

[See Note 1 - Basis of Presentation and Going Concern Uncertainty]

(Expressed in Canadian dollars)
(Restated November 7, 2011)	December 31,	December 31,
	2010	2009
	$	$
	Restated
	[Note 4]

ASSETS
Current
Cash and cash equivalents	4,330,117	5,073,471
Trade receivables, net [note 6]	1,218,670	2,059,635
Other receivables	100,885	45,996
Inventories [note 7]	3,040,755	2,185,160
Prepaid expenses and other	201,853	238,158
Total current assets	8,892,280	9,602,420
Long-term prepaids	61,400	1,329
Restricted investments [notes 5 and 10[iii]]	905,112	901,093
Property, plant and equipment [note 8]	9,599,605	10,845,786
Intangible assets [note 9]	65,534	113,568
	19,523,931	21,464,196

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable [note 6]	724,731	1,049,242
Accrued and other liabilities [notes 6 and 13]	948,734	524,763
Lease inducements - current portion [note 10]	168,939	168,939
Repayable leasehold improvement allowance, current portion [note 10]	297,449	266,598
Deferred revenue - current portion [note 11]	550,379	594,349
Total current liabilities	2,690,232	2,603,891
Lease inducements [note 10]	1,872,399	2,041,338
Repayable leasehold improvement allowance [note 10]	6,784,345	7,081,794
Deferred revenue [note 11]	122,880	90,631
	11,469,856	11,817,654
Commitments and contingencies [notes 15 and 20]
Shareholders’ equity
Share capital [note 12[b]]	97,014,620	89,084,660
Contributed surplus [note 12[b]]	11,821,676	11,262,192
Deficit	(100,782,221)	(90,700,310)
Total shareholders’ equity	8,054,075	9,646,542
	19,523,931	21,464,196
See accompanying notes

On behalf of the Board:
/s/ Peter A. Thompson	/s/ Lewis J. Shuster
Dr. Peter A. Thompson (Director)	Lewis J. Shuster (Director)

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF LOSS,

COMPREHENSIVE LOSS AND DEFICIT

(Expressed in Canadian dollars)
(Restated November 7, 2011)

Years ended December 31,	2010	2009		2008
	$	$		$
	Restated
	[Note 4]

REVENUE
Product sales [note 16]	6,756,942		8,153,049		4,899,841
Cost of sales [notes 7 and 12[d]]	7,097,538		7,933,704		5,227,156
Gross profit on product sales	(340,596)		219,345		(327,315)

Contract service fees and revenues from collaborative
research arrangements [note 16]	356,066		1,793,220		976,496
	15,470		2,012,565		649,181
EXPENSES
Research and development [note 12[d]]	4,106,266		5,635,692		6,776,691
General and administrative [notes 6, 12[d] and 13]	3,696,819		3,299,042		4,451,224
Sales and Marketing [note 12[d]]	1,413,171		1,668,220		2,425,673
	9,216,256		10,602,954		13,653,588

OTHER EXPENSES (INCOME)
Interest expense [note 10 [iii]]	806,065		857,731		785,790
Interest income	(14,833)		(9,016)		(119,905)
Gain on disposal of assets	-		-		(523)
Foreign exchange loss (gain)	89,893		104,427		(6,113)
	881,125		953,142		659,249
Loss and comprehensive loss for the year	(10,081,911)		(9,543,531)		(13,663,656)

Deficit, beginning of year	(90,700,310)		(81,156,779)		(67,493,123)
Deficit, end of year	(100,782,221)		(90,700,310)		(81,156,779)

Loss per common share - basic and diluted	(0.32)		(0.43)		(0.97)
Weighted average number of common shares outstanding [note 12[b]]	31,173,823		22,209,393		14,067,597
See accompanying notes

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
(Restated November 7, 2011)

Years ended December 31	2010	2009		2008
	$	$		$
	Restated
	[Note 4]

OPERATING ACTIVITIES
Loss for the year	(10,081,911)		(9,543,531)		(13,663,656)
Add (deduct) items not involving cash:
Amortization of property, plant and equipment [note 8]	1,318,149		1,437,493		1,109,448
Amortization of intangible assets [note 9]	67,627		14,633		69,698
Amortization of deferred lease inducements [note 10]	(168,939)		(168,939)		(135,749)
Gain on disposal of property, plant and equipment	-		-		(523)
Restricted investments	(4,019)		2,155		2,813
Stock-based compensation [note 12 [d]]	640,431		1,037,713		737,147
Amortization of deferred costs	-		-		10,176
Deferred lease inducements	-		-		95,784
Foreign exchange	77,630		124,147		(91,339)
Other non-cash items	-		44,793		-
Changes in non-cash working capital
Trade receivables	840,965		(1,068,095)		(248,916)
Other receivables	(54,889)		14,480		1,270,728
Inventories	(855,595)		226,169		(1,257,823)
Prepaid expenses and other	(23,766)		218,002		21,909
Accounts payable	(324,511)		463,936		(1,531,628)
Accrued and other liabilities	423,971		(1,416,509)		626,092
Deferred revenue	(11,721)		535,433		(56,933)
Cash used in operating activities	(8,156,578)		(8,078,120)		(13,042,772)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(71,968)		(113,464)		(7,130,662)
Purchase of intangible assets	(19,593)		(13,904)		(59,926)
Proceeds on disposal of property, plant and equipment	-		-		6,364
Cash used in investing activities	(91,561)		(127,368)		(7,184,224)

FINANCING ACTIVITIES
Repayable lease inducement received	-		-		5,825,180
Repayment of repayable lease inducement [note 10(iii)]	(266,598)		(243,778)		(222,248)
Proceeds from issuance of common shares, and warrants, net of share issue costs and prepaid subscriptions	7,849,013		11,392,232		8,613,416
Cash provided by financing activities	7,582,415		11,148,454		14,216,348

Effect of changes in foreign currency rates on cash and cash equivalents	(77,630)		(124,147)		91,339

Increase (decrease) in cash during the year	(743,354)		2,818,819		(5,919,309)
Cash and cash equivalents, beginning of year	5,073,471		2,254,652		8,173,961
Cash and cash equivalents, end of year	4,330,117		5,073,471		2,254,652

Supplemental Disclosure
Interest paid in cash	799,024		823,002		785,790
Non-cash activity:
Non-repayable leasehold improvement allowance received	-		-		1,262,581
See accompanying notes

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

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

The RAMP System is a portable fluorescence immunoassay-based diagnostic technology that combines the performance of a clinical lab with the convenience of a dipstick test - establishing a new paradigm in diagnostic testing. Immunoassays are extremely sensitive and specific tests used to identify and measure small quantities of materials, such as proteins.  Any biological molecule and most inorganic materials can be targeted. Accordingly, the RAMP technology is applicable to multiple distinct market segments and many products within those segments.  RAMP tests are now commercially available for use in the early detection of heart attack, congestive heart failure, influenza A+B, the respiratory syncytial virus, environmental detection of West Nile Virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has sustained continuing losses since its formation resulting in a deficit of $100,782,221 as at December 31, 2010 and has not generated positive cash flow from operations. There is significant uncertainty about the Company’s ability to continue as a going concern.

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

The accompanying consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position at December 31, 2010 and 2009 and its results of operations and its cash flows for the years then ended.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian GAAP.  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is detailed in Note 18.  A summary of the significant accounting policies is as follows:

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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

Revenue recognition

Product sales are recognized when legal title passes to distributors or customers, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and no uncertainties with regard to customer acceptance exist.  Sales are recorded net of discounts and sales returns.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectability is reasonably assured.  Upfront fees from collaborative research arrangements which are on-refundable, require the ongoing involvement of the Company and are directly linked to specific milestones are deferred and amortized into income as services are rendered. Upfront fees from collaborative research arrangements which are non-refundable, require the ongoing involvement of the Company and are not directly linked to specific milestones are deferred and amortized into income on a straight-line basis over the term of ongoing development.  Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refundability period has lapsed.

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

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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

Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in Note 12[c].

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

The Company estimates forfeitures in arriving at its stock option expense.  These estimates are based on a number of factors and assumptions which are reviewed each period end.  Changes to these assumptions could result in different stock-based compensation expense in the current and subsequent periods.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In 2005, the Accounting Standards Board announced that Canadian GAAP is to be converged with IFRS.  On February 13, 2008 the CICA confirmed that the use of IFRS is required for fiscal years beginning on or after January 1, 2011.  According to Section 4.1 of National Instrument 52-107, which governs GAAP requirements in Canada for Canadian listed entities, SEC Issuers may use U.S. GAAP.  The Company satisfies the definition of an SEC issuer and consequently has converted its primary basis of accounting from Canadian GAAP to U.S. GAAP as of January 1, 2011. For the year ended December 31, 2010, the differences between Canadian GAAP and U.S. GAAP are reconciled in Note 18.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

4. RESTATEMENT

Subsequent to the period, it was determined that the previously issued annual consolidated financial statements for the year ended December 31, 2010 required correction for the following errors:

a) The December 31, 2010 annual consolidated financial statements recognized revenue of $497,819, which did not meet the criteria for revenue recognition.  Accordingly, these restated annual consolidated financial statements for the year ended December 31, 2010 include an adjustment to decrease revenue by $497,819, decrease cost of sales of $228,868, and a decrease of foreign exchange loss of $15,666 with a corresponding increase in the net loss and comprehensive loss for the year.  As a result of this previous adjustment, an additional adjustment of $179,176 was required to write-off the inventory sold at the time as it was determined it was no longer saleable.  As a consequence of this adjustment to sales a milestone payment was reversed resulting in a reduction of long term prepaid expenses and accrued and other liabilities of $61,300.

b) The December 31, 2010 annual consolidated financial statements recognized a foreign exchange loss of $85,484 for the year ended December 31, 2010.  An incorrect US dollar rate was used as at December 31, 2010 resulting in an adjustment to decrease cash by $16,875, decrease trade receivables by $16,732, decrease accounts payable by $4,456, and decrease accrued and other liabilities by $9,076 with a corresponding increase in the net loss and comprehensive loss for the year.

The effect of these adjustments on the consolidated balance sheet is summarized below as at December 31, 2010:

	As previously reported	Adjustment	As Restated
	$	$	$
Cash (b)	4,346,992	(16,875)	4,330,117
Trade receivables (a)(b)	1,717,554	(498,884)	1,218,670
Long-term prepaids (a)	122,700	(61,300)	61,400
Accounts payable (b)	729,187	(4,456)	724,731
Accrued liabilities(b)	1,050,802	(102,068)	948,734
Deficit (a)	(100,311,686)	(470,535)	(100,782,221)

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

4. RESTATEMENT (cont’d)

The effect of these adjustments on the consolidated statement of loss and comprehensive loss is summarized below for the year ended December 31, 2010:

	As previously reported	Adjustment	As Restated
	$	$	$
Revenue (a)	7,254,762	(497,819)	6,756,943
Cost of sales (a)	7,129,230	(31,692)	7,097,538
Foreign exchange loss (gain) (a)(b)	85,484	4,409	89,893
Loss and comprehensive loss for the year (a)(b)	(9,611,376)	(470,535)	(10,081,911)
Loss per common share - basic and diluted (a)(b)	(0.31)	(0.01)	(0.32)

The effect of these adjustments on the consolidated statement of cash flow is summarized below for the year ended December 31, 2010:

	As previously reported	Adjustment	As Restated
	$	$	$
Loss and comprehensive loss for the year (a)	(9,611,376)	(470,535)	(10,081,911)
Add (deduct) items not involving cash(a)(b)	1,853,249	77,630	1,930,879
Changes in non-cash working capital(a)(b)	(398,451)	392,905	(5,546)
Cash used in operating activities	(8,156,578)	-	(8,156,578)
Effect of changes in foreign currency rates on cash and cash equivalents(a)(b)	(60,755)	(16,875)	(77,630)
Increase (decrease) in cash during the year	(665,724)	(16,875)	(682,599)
Cash and cash equivalents, end of year	4,346,992	(16,875)	4,330,117

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

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

The Company has three externally imposed capital requirements which are recorded as restricted investments in the long-term asset section of the consolidated balance sheets:

a)	To secure the facility lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit [Note 10[iii]].
b)	As security on a credit facility, the Company is required to hold a $27,500 investment deposit with the lending institution providing the capital.
c)	As security on services provided to the Company, the Company is required to hold a $2,500 investment deposit to the company providing these services.

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

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

6. FINANCIAL INSTRUMENTS (cont’d)

Since the Company does not have significant financial instruments requiring fair value measurements other than cash, Section 3862, as amended, does not have a material effect on the Company for the year ended December 31, 2010.

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

Carrying value and fair value of financial assets and liabilities as at December 31, 2010 and December 31, 2009 are summarized as follows:

	December 31, 2010				December 31, 2009

	Carrying Value		Fair Value		Carrying Value		Fair Value
	$		$		$		$
Held-for-trading		4,330,117		4,330,117		5,073,471		5,073,471
Loans and receivables		1,319,555		1,319,555		2,105,631		2,105,631
Held-to-maturity		905,112		905,112		901,093		901,093
Other financial liabilities		8,755,259		8,755,259		8,922,397		8,922,397

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

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

6. FINANCIAL INSTRUMENTS (cont’d)

Market Risk

Currency Risk

The Company is subject to foreign exchange risk as a significant portion of its revenues and expenditures are denominated in U.S. dollars.  Significant losses may occur due to significant balances of cash held in U.S. dollars that may be affected negatively by a decline in the value of the U.S. dollar as compared to the Canadian dollar.  The Company mitigates foreign exchange risk by maintaining a U.S. dollar bank account for all U.S. revenues and expenditures, thereby minimizing currency exchange.  A 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of approximately $189,000 in the Company's loss as a result of revaluing the Company’s balance sheet items as at December 31, 2010.

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

As at December 31, 2010, four customers represent 84% [2009 - four customers represent 77%; 2008 – four customers represent 78%] of the trade receivables balance and at December 31, 2010 one customer represents 65% of the trade receivables balance.  For the year ended December 31, 2010, one customer represents 39%, one customer represents 14%, one customer represents 10% and one customer represents 5% of total product sales and in total 4 customers represent 69% [2009 – five customers represent 77%; 2008 – four customers represent 64%] of product sales. For the year ended December 31, 2010 four customers represent 100% [2009 - three customers represent 100%; 2008 – two customers represent 100%] of total service revenues. The Company reviews the collectability of its accounts receivable on a regular basis and establishes an allowance for doubtful accounts based on its best estimates of any potentially uncollectible accounts.  As at December 31, 2010, the balance of the Company’s allowance for doubtful accounts was $Nil [December 31, 2009 - $1,800].  The Company has good credit history with its customers and the amounts due from them are received as expected.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

6. FINANCIAL INSTRUMENTS (cont’d)

Credit Risk (cont’d)

Pursuant to their respective terms, trade accounts receivables are aged as follows:

	December 31,	December 31,
	2010	2009
	$	$
Current	970,120	1,713,206
1-30 days past due	25,835	60,925
31-60 days past due	-	42,832
61-90 days past due	831	210,109
Over 90 days past due	221,884	34,363
	1,218,670	2,061,435
Allowance for doubtful accounts	-	(1,800)
	1,218,670	2,059,635

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

For the year ended December 31, 2010, the company incurred approximately $804,000 in severance costs as a result of a corporate restructuring initiative that lead to a reduction in workforce in all departments.  These charges were recorded in the General and Administrative department and of such charges $254,073 remains outstanding as an accrued liability payment as at December 31, 2010.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

6. FINANCIAL INSTRUMENTS (cont’d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company continuously monitors actual and forecasted cash flows to ensure there is sufficient working capital to satisfy its operating requirements.

Pursuant to their respective terms, accounts payables, accrued liabilities, and the repayable leasehold improvement allowance are aged as follows:

	2011	2012	2013	2014	2015	Thereafter
	$	$	$	$	$	$
Accounts Payable	724,731	-	-	-	-	-
Accrued Liabilities	948,734	-	-	-	-	-
Repayable Leasehold Improvement Allowance (Note 10(iii))	297,449	331,869	370,272	413,120	460,926	5,208,158
	1,970,914	331,869	370,272	413,120	460,926	5,208,158

7. INVENTORIES

	December 31,	December 31,
	2010	2009
	$	$
Raw materials	876,181	693,752
Work in process	567,777	811,371
Finished goods	1,596,797	680,037
	3,040,755	2,185,160

As at December 31, 2010, the inventory allowance was $222,453 [December 31, 2009 - $85,675]. For the year ended December 31, 2010, inventory write-downs and obsolescence charges were $824,536 [2009 - $278,054; 2008 - $253,690].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

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

Amortization expense for the year ended December 31, 2010 amounted to $1,318,149 [2009 - $1,437,493; 2008 - $1,109,448].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

8. PROPERTY, PLANT AND EQUIPMENT (cont’d)

The following table shows amortization expense allocated by type of cost:

	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Cost of sales	855,263	903,490	637,632
Research and development		296,353	213,451
General and administrative	95,957	140,128	134,816
Marketing and business development		97,522	123,549
	1,318,149	1,437,493	1,109,448

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

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

9. INTANGIBLE ASSETS
			Accumulated	Net book
	Cost		Amortization	value
	$		$	$
December 31, 2010
Computer software		363,210	297,676	65,534
December 31, 2009
Computer software		343,617	230,049	113,568

Amortization expense for the year ended December 31, 2010 amounted to $67,627 [2009 - $14,633; 2008 - $69,698].

The following table shows amortization expense allocated by type of cost:
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Cost of sales	5,595	2,673	12,731
Research and development	45,248	2,908	13,851
General and administrative	7,693	6,167	29,379
Marketing and business development	9,091	2,885	13,737
	67,627	14,633	69,698

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

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

10. LEASE INDUCEMENTS

During the year ended December 31, 2007 the Company entered into a 15 year facility lease agreement [Note 15[e][i]].  The agreement provides for lease inducements to be provided by the landlord to the Company.

	Cost		reduction		value
	$		$		$
December 31, 2010
Rent-free inducement [i]		814,164		158,308		655,856
Non-repayable leasehold improvement allowance [ii]		1,700,800		315,318		1,385,482
		2,514,964		473,626		2,041,338
Repayable leasehold improvement allowance [iii]		7,814,418		732,624		7,081,794
		10,329,382		1,206,250		9,123,132
December 31, 2009
Rent-free inducement [i]		814,164		104,030		710,134
Non-repayable leasehold improvement allowance [ii]		1,700,800		200,657		1,500,143
		2,514,964		304,687		2,210,277
Repayable leasehold improvement allowance [iii]		7,814,418		466,026		7,348,392
		10,329,382		770,713		9,558,669

	December 31,	December 31,
	2010	2009
Summarized as to:	$	$
Current Portion
Rent-free inducement [i]	54,278	54,278
Non-repayable leasehold improvement allowance [ii]	114,661	114,661
	168,939	168,939
Repayable leasehold improvement allowance [iii]	297,449	266,598
Current Portion	466,388	435,537
Long-Term Portion
Rent-free inducement [i]	601,578	655,856
Non-repayable leasehold improvement allowance [ii]	1,270,821	1,385,482
	1,872,399	2,041,338
Repayable leasehold improvement allowance [iii]	6,784,345	7,081,794
Long-Term Portion	8,656,744	9,123,132
Total	9,123,132	9,558,669

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

10. LEASE INDUCEMENTS (cont’d)

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
7,081,794

To secure the lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $871,980 collateralized by a term deposit with market value of $875,052 [2009 - $871,059; 2008 - $872,757], which is presented as part of restricted investments in the long-term asset section of the consolidated balance sheets.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

11. DEFERRED REVENUE
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
(Restated November 7, 2011)

12. SHARE CAPITAL AND CONTRIBUTED SURPLUS

[a]	Authorized - Unlimited common shares without par value.

[b]   Common share consolidation

The Company effected a share consolidation in accordance with the authority granted by shareholders at the Company’s annual general and special meeting on May 4, 2010 to permit it to implement a consolidation of the Company’s outstanding common shares on a 10 (old) for 1 (new) basis. The common shares began trading on the Toronto Stock Exchange (“TSX”) and the OTC Bulletin Board in the United States on a consolidated adjusted basis on May 28, 2010.

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

Issued

	Issued and Outstanding		Contributed
	Number	Amount	Surplus
	#	$	$
Balance, December 31, 2008	17,033,820	80,107,580	7,809,327
Issued for cash:
Public offering, net ofissue costs [ii]	8,433,332	8,977,080	2,415,152
Stock-based compensation [note 12 [d]]	-	-	1,037,713
Balance, December 31, 2009	25,467,152	89,084,660	11,262,192
Issued forcash:
Private Placement, net ofissue cos ts [i]	13,333,333	7,474,920	-
Exe rcise of s tock options	270	324	-
Exe rcise of warrants	149,507	373,769	-
Issue d for non-cash consideration:
Value of warrants exercised [ii]	-	80,785	(80,785)
Stock-ba sed compensation related to
stock options exercised	-	162	(162)
Stock-based compensation [note 12 [d]]	-	-	640,431
Balance, December 31, 2010	38,950,262	97,014,620	11,821,676

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

12. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

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
(Restated November 7, 2011)

12. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

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

The fair value of the 1,700,163 share purchase warrants issued was determined using the Black-Scholes option pricing model using the following assumptions:

	October 28,	October 31,
	2008 warrants	2008 warrants
Dividend yield	0%	0%
Expected volatility	71%	71%
Risk-free interest rate	2.18%	2.11%
Expected life in years	3.00	3.00
Fair value per warrant	$0.60	$0.80

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
(Restated November 7, 2011)

12. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

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

At December 31, 2010, the following stock options were outstanding:
		Options outstanding		Options exercisable
		December 31, 2010		December 31, 2010
		Weighted		Number of
	Number of	average	Weighted	options	Weighted
Range of	shares under	remaining average exercise		currently average exercise
exercise price	option	contractual life	price	exercisable	price
	$ #	(years)		$ #	$
0.41 - 1.99	329,662	3.91	0.90	40,670	1.20
4.00 - 4.99	1,130	0.65	4.90	1,130	4.90
5.00 - 5.99	191,006	0.28	5.74	191,004	5.74
6.00 - 6.99	70,419	1.38	6.71	43,832	6.69
7.00 - 7.99	6,170	0.87	7.59	5,045	7.65
8.00 - 8.99	64,903	1.67	8.80	32,604	8.80
9.00 - 9.99	7,500	0.37	9.10	7,500	9.10
10.00 - 11.00	183,142	1.67	10.63	94,320	10.63
1.15 - 11.00	853,932	2.18	5.27	416,105	6.83

The options expire at various dates from March 6, 2011 to December 1, 2015.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

12. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

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
(Restated November 7, 2011)

12. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

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

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 82,500 common shares were held in escrow.  At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange.  Previously, the escrow shares were to be released based on the Company’s cumulative cash flow.  Commencing March 2005, common shares held in escrow may be released upon request, in twelve tranches over a period of six years, with tranches released every six months.  Each of the first four tranches consists of 4,125 common shares or 5% of the total escrow shares and each of the remaining eight tranches consist of 8,250 common shares or 10% of the total escrow shares.  As at December 31, 2010, 82,500 common shares have been released from escrow leaving a balance of escrow shares of Nil.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

12. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[f]	Common share purchase warrants (cont’d)

At December 31, 2010, the following common share purchase warrants are outstanding:

	Number of
	common shares
Issue Date	issuable	Exercise price $	Expiry date
October 28, 2008	1,554,218	2.00	October	28, 2011
October 31, 2008	145,945	2.00	October	31, 2011
May 21, 2009	4,320,159	2.50	May 21, 2011
	6,020,322	2.36

The above warrants have subsequently expired un-exercised.

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
(Restated November 7, 2011)

13. RELATED PARTY TRANSACTIONS

 [i]  For the year ended December 31, 2010, fees totaling $79,500 were incurred by the Company for routine general and administrative services provided by non-management members of the Board of Directors [2009 - $84,000; 2008 - $87,000]. As at December 31, 2010, $40,250 remained outstanding and was included in the balance of accrued and other liabilities.

[ii]  The Company retains a law firm in which a corporate partner was a non-management member of the Board of Directors until May 3, 2010.  For the year ended December 31, 2010 and during the period in which the corporate partner was a non-management member of the Board of Directors, the Company incurred legal expenses from this law firm totaling $15,797 [2009 - $175,888; 2008 - $29,477] of which $2,815 were share issuance costs directly related to the private placement in the year [Note 12[i]].  As at December 31, 2010, there are no outstanding amounts to this law firm.

[iii] During the year ended December 31, 2010, the Company closed a private placement on July 28, 2010 consisting of 13,333,333 common shares at a price of $0.60 per share, for total gross proceeds of $8,000,000 before share issuance costs of $525,080 for net proceeds of $7,474,920 [Note 12[i]].  Of the total share issue costs, $51,414 was paid in connection with due diligence legal expenses incurred by a Company which subsequent to the financing became a related party to the Company.  As at December 31, 2010, $31,317 remained outstanding and was included in the balance of accrued and other liabilities.  No such fees were incurred during the years ended December 31, 2009 or 2008.

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

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

14.  INCOME TAXES

At December 31, 2010 the Company had approximately $47,758,000 of non-capital loss carry forwards, approximately $2,667,000 of federal investment tax credits and approximately $1,114,000 of provincial investment tax credits available to reduce taxable income and taxes payable for future years. These losses and investment tax credits expire as follows:

	Provincial investment	Federal investment	Non-capital loss
	tax credit	tax credits	carryforwards
Year of Expiry	$	$	$
2011	213,000	-	-
2012	129,000	-	-
2013	93,000	-	-
2014	20,000	-	4,101,000
2015	58,000	-	6,880,000
2016	142,000	-	-
2017	205,000	-	-
2018	198,000	-	-
2019	56,000	227,000	-
2020	-	430,000	-
2021	-	384,000	-
2022	-	233,000	-
2023	-	168,000	-
2024	-	36,000	-
2025	-	105,000	-
2026	-	256,000	7,669,000
2027	-	370,000	8,560,000
2028	-	357,000	4,107,000
2029	-	101,000	7,217,000
2030	-	-	9,224,000
	1,114,000	2,667,000	47,758,000

In addition, the Company has unclaimed tax deductions of approximately $11,639,000 related to scientific research and experimental development expenditures available to carry forward indefinitely to reduce taxable income of future years and other deductible temporary differences of approximately $17,687,000.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

14. INCOME TAXES (cont’d)

Significant components of the Company’s future tax assets as of December 31, 2010 are shown below:

	2010	2009
	$	$
Future Tax Assets:
Book amortization in excees of tax capital cost allowance	1,428,000	1,078,000
Non-capital loss carryforwards	11,939,000	10,839,000
Research and development deductions and credits	6,027,000	6,874,000
Share issue costs	380,000	452,000
Unearned revenue	168,000	77,000
Unrealized foreign exchange	59,000	70,000
Free rent liability	164,000	178,000
Non-repayable lease inducements	346,000	375,000
Repayable lease inducements	1,770,000	1,837,000
Other	106,000	94,000
Total future tax assets	22,387,000	21,874,000
Valuation allowance	(22,387,000)	(21,874,000)
Net future tax assets	-	-

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

The reconciliation of income tax attributable to operations computed at the statutory tax rate to income tax expense (recovery), using a 28.5% [2009 - 30%; 2008 - 31%] statutory tax rate, at December 31, 2010 is:

	2010	2009	2008
	$	$	$
Income taxes (recovery) at statutory rates	(2,873,000)	(2,863,000)	(4,236,000)
Expenses not deductible for tax purposes	190,000	343,000	264,000
Non-capital losses for which no benefit has been recognized	2,628,000	1,938,000	2,547,000
Other temporary differences for which no benefit has been
recognized	55,000	582,000	1,425,000
	-	-	-

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

15. COMMITMENTS

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
(Restated November 7, 2011)

15. COMMITMENTS (cont’d)

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

The minimum annual purchase commitments for the above licenses are as follows:

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
(Restated November 7, 2011)

15. COMMITMENTS (cont’d)

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

[i]In 2007, the Company entered into a long-term agreement to lease a single tenant 46,000 square foot facility to house all of the Company’s operations beginning March 2008.  Rent is payable from February 1, 2008 to January 31, 2023.  The Company is required to pay the landlord total gross monthly payments of approximately $160,000, which is comprised of base rent, administrative and management fees, estimated property taxes and repayments of the repayable lease inducement [Note 10[iii]].

For the year ended December 31, 2010, $1,515,196  [2009 - $1,498,776; 2008 - $1,642,263] was incurred for expenses related to base rent, administrative and management fees, estimated property taxes, rent-free inducement and interest on repayments of the repayable lease inducement offset by amortization of both the rent-free inducement [Note 10[i]] and non-repayable leasehold improvement allowance [Note 10[ii]].

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
(Restated November 7, 2011)

15. COMMITMENTS (cont’d)

[f]	Commitment to purchase equipment

As at December 31, 2010, the Company has outstanding purchase order commitments totaling $Nil (2009 - $4,500) for capital purchases related to operating activities of the Company.

16. SEGMENTED INFORMATION

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

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

16. SEGMENTED INFORMATION (cont’d)

For the year ended December 31, 2010, $4,639,693 in product sales were generated from four customers [2009 - $5,431,073; 2008 - $3,110,944].

Product sales by customer location were as follows:
	2010	2009	2008
	$	$	$
Asia (Japan, China and Other)	4,386,380	3,047,731	1,314,621
United States	1,003,297	3,752,552	2,371,357
Europe	812,328	801,629	508,579
Canada	52,872	76,484	663,507
Other	502,065	474,653	41,777
Total	6,756,942	8,153,049	4,899,841

Product sales by type of product were as follows:

Product sales by type of product were as follows:
	2010	2009	2008
	$	$	$
Clinical products	6,001,957	6,828,651	3,683,706
Bio-defense products	444,895	517,981	721,117
Vector products (West Nile Virus)	310,090	806,417	495,018
Total	6,756,942	8,153,049	4,899,841

17. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

18. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.

	2010	2009	2008
	$	$	$
Consolidated Statements of Loss
Loss for the year under Canadian GAAP	(10,081,911)	(9,543,531)	(13,663,656)
Excess of fair value over nominal value paid
for escrow shares released during the year [a]	-	(8,250)	(103,125)
Total loss and comprehensive loss
according to U.S. GAAP	(10,081,911)	(9,551,781)	(13,766,781)
Basic and diluted net loss per share
according to U.S. GAAP	(0.32)	(0.43)	$ (0.98)

The following are the material measurement variations in accounting principles, practices and methods used in preparing these consolidated financial statements from those generally accepted in the United States.

	December 31, 2010		December 31, 2009
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$
Consolidated Balance Sheets
Contributed surplus	11,821,676	12,627,522	11,262,192	12,068,038
Deficit	(100,782,221)	(101,518,779)	(90,700,310)	(91,436,868)

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

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

18. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

[b]	Accounts payable and accrued liabilities comprise:

Under Canadian GAAP, accounts payable and accrued liabilities are presented in the consolidated financial statements on an aggregate basis. U.S. GAAP requires that the accounts payable and accrued liabilities be presented in the consolidated financial statements as follows:

	December 31,	December 31,
	2010	2009
	$	$
Trade accounts payable	717,648	1,040,198
Employee-related accounts payable and accruals	391,760	174,190
Other accrued liabilities	564,057	359,617
	1,673,465	1,574,005
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

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

19. SUBSEQUENT EVENT

Termination of Roche Distribution Agreement

On May 27, 2011, the FDA informed the Company that the NTproBNP assay does not have 510 (k) clearance on the RAMP® 200 reader.  Subsequently, the Company received notification from its U.S. distributor that they have issued a stop shipment on all RAMP® 200 branded products.  A subsequent review of this FDA notification by the Company led to the conclusion that the Company's cardiovascular panel, including its assays for NT-proBNP, troponin, myoglobin, and CK-MB, while cleared for sale in the US on the RAMP® Reader, would need to have new FDA submissions approved to allow sale in the US on the RAMP® 200 Reader. As a result of the above, the Company received notification from Roche Diagnostics that they have terminated, effective September 30, 2011, the sales and distribution agreement between Roche and the Company dated June 25, 2008.  Roche Diagnostics terminated the agreement because the Company has not obtained the necessary approvals from the U.S. Food and Drug Administration (FDA) to permit Roche Diagnostics to market the Company’s cardiovascular POC tests in the United States using the RAMP® 200 Reader.

Legal Claim

On July 29, 2011, the Company received a Notice of Claim with respect to a contract dispute with a former PhD student.  The outcome of the claim is not determinable at this point.  The Company does not believe that the claim will have a material adverse effect on the Company’s financial condition or results of operations.

Restructuring

In 2011, there was a significant amount of turnover at the senior management level.  Due to the respective employment agreements, severance payments of up to $1.0 million will be paid over 2011 and 2012.

20. CONTINGENCIES

The circumstances leading to the financial statement adjustments described in note 4 includes contingencies that needed to be satisfied before the distributor could sell the products without violating other contracts. These circumstances give rise to loss contingencies that are reasonably possible of occurrence but for which the potential amount of losses cannot be reasonably estimated.

The circumstance leading to the termination of the sales and distribution agreement described in note 19 also give rise to loss contingencies that have a reasonable possibility of occurring but for which the potential amount of losses cannot be reasonably estimated.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

Item 19.  Exhibits

Exhibit                  Name of Exhibit

Number

1.1	(1) Certificate of Incorporation dated 20 August 1980

1.2	(1) Company Act Name Change dated 15 October 1991

1.3	(2) Articles of the Company dated 21 June 2005

2.1	(1) Escrow Agreement dated 29 July 2004

4.1	(8) Alexandria New Facility Lease Agreement dated 24 April 2007

4.2	(8) Alexandria – First Amendment to Lease Agreement dated 18 May 2007

4.1	(7) Creation Technologies Supply Agreement dated 19 August 2005

4.2	(8) Roche License Agreement – NT-proBNP dated 26 July 2005*

4.3	(8) Roche License Agreement –Amendment 2 concluded 26 July 2005 – dated 24 June
2008*

4.6	(8) Roche Sales and Supply Agreement dated 25 June 2008*

4.7	(8) Shionogi Supply Agreement dated 12 May 2006

4.8	(8) Shionogi Supply Agreement – Amendment 1dated 11 July 2008

4.9	(8) 3M Master Manufacturing and Supply Agreement dated 30 November 2006 (Redacted)*

4.10	(6) 3M/Response Investment Agreement dated 30 November 2006

4.11	(8) Contract – S. Wayne Kay, Chief Executive Officer

4.12	(8) Contract – D. Morris, Chief Operating Officer

4.13	(9) Contract – L. Kaler, Vice President Finance and Administration

4.14	(8) Contract – Paul Harris, Vice President, Research and Development

4.15	(8) Short Term Incentive Plan dated 18 March 2008

4.16	(8) 2008 Stock Option Plan

4.17	(8) Irrevocable Commercial Letter of Credit dated 1 May 2007

4.18	Form of Indemnification Agreement between Response Biomedical Corp. and applicable officers

4.19	(9) Demand Operating Facility Agreement dated 26 April 2007 with Schedule A

4.20	(1) 1996 Stock Option Plan, as amended 21 June 2004

4.21	(5) (7)	2005 Stock Option Plan as amended 22 June 2006
4.22	(8)	Warrant Certificate – Othmar Iseli dated 28 October 2008
4.23	(8)	Warrant Certificates – various – dated 28 October 2008
4.24	(9)	Underwriting Agreement Public Offering dated 7 May 2009
4.25	(9)	Executed Warrant Indenture dated 21 May 2009
4.26	(9)	Form of Warrants
4.27	(9)	Broker’s Warrant Certificate dated 21 May 2009
4.28	(9)	Form of Subscription Agreement

3

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

4.29	(10)	Subscription Agreement dated June 27, 2010
8.1	(9)	List of our subsidiaries
12.1		Section 302 Certification of Interim Chief Executive Officer
12.2		Section 302 Certification of Corporate Controller
13.1		Section 906 Certification of Interim Chief Executive Officer
13.2		Section 906 Certification of Corporate Controller
15.1	(9)	Audit Committee Charter
15.2		Consent of Auditor

(1)	Previously filed as an exhibit to, and incorporated herein by reference from, our Annual Report onof Form 20-F for the year ended 31 December 2004, as filed on 2 May 2005.
(2)	Previously filed as an exhibit to, and incorporated herein by reference from, our Registration Statement on Form 20-F filed on 4 February 2004.
(3)	Previously filed as an exhibit to, and incorporated herein by reference from, our Annual Report on Form 20-F for the year ended 31 December 2005, as filed on 30 June 2006.
(4)	Previously filed as exhibits to, and incorporated herein by reference from, our Report on Form 6-K filed on 4 April 2006.
(5)	Previously filed as an exhibit to, and incorporated herein by reference from, our Report on Form 6-K filed on 23 June 2005.
(6)	Previously filed as an exhibit to, and incorporated herein by reference from, our Report on Form 6-K filed on 19 December 2006.
(7)	Previously filed as an exhibit to, and incorporated herein by reference from, our Report on Form 6-K filed on 2 April 2008.
(8)	Previously filed as an exhibit to, and incorporated herein by reference from, our Annual Report of Form 20-F for the year ended 31 December 2008 as filed on 31 March 2009.
(9)	Previously filed as an exhibit to, and incorporated herein by reference from, our Annual Report of Form 20-F for the year ended 31 December 2009 as filed on 31 March 2010.
(10)	Previously filed as an exhibit to, and incorporated herein by reference from, our Report on Form 6-K filed on 5 May 2011.

4

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, 2008
(Expressed in Canadian dollars)
(Restated November 7, 2011)

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Response Biomedical Corp.

/s/ Peter A. Thompson_________________________
Dr. Peter A. Thompson

Chief Executive Officer

Date:  9 November 2011

5